                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 2003

                                   MARCONI PLC
                             MARCONI CORPORATION PLC
             (Exact name of Registrant as specified in its Charter)

                            4th Floor, Regents Place
                                 338 Euston Road
                                 London NW1 3BT
                                 United Kingdom
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F __X__           Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes _____           No __X__

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                               INCLUDED DOCUMENTS

Included in this report is a prospectus relating to Marconi Corporation plc ("CORP"), prepared in accordance with the rules and regulations of the UK Listing Authority made under Section 74 of the UK Financial Services and Markets Act 2000. The prospectus relates to the issue of one billion Corp Shares and warrants to subscribe for up to 50 million Shares, and the issue of Senior Secured Notes due 2008 and Junior Secured Notes due 2008 under a programme which may include further issues of such Notes during a period of 12 months from the date of the prospectus, all as part of the proposed restructuring involving Corp and Marconi plc. Detailed information with respect to the restructuring is included in the scheme document dated March 31, 2003, submitted today under cover of a separate report on Form 6-K.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MARCONI PLC

                                            By:    /s/ Mary Skelly
                                                   -----------------------------
                                            Name:  Mary Skelly
Date: 31 March 2003                         Title: Secretary



                                            MARCONI CORPORATION PLC

                                            By:    /s/ Mary Skelly
                                                   -----------------------------
                                            Name:  Mary Skelly
Date: 31 March 2003                         Title: Secretary

This document comprises a prospectus relating to Marconi Corporation prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of this document has been delivered for registration to the Registrar of Companies in England and Wales pursuant to section 83 of that Act.

INFORMATION CONTAINED IN THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH THE LISTING RULES RELATING TO PUBLICLY OFFERED SECURITIES. INFORMATION CONTAINED IN ANY SUBSEQUENT DOCUMENT RELATING TO THE PROGRAMME FOR THE ISSUE OF NOTES DESCRIBED BELOW MAY, HOWEVER, BE PREPARED IN ACCORDANCE WITH THE LISTING RULES RELATING TO SECURITIES WHICH, BECAUSE OF THEIR NATURE, ARE NORMALLY BOUGHT AND TRADED BY A LIMITED NUMBER OF INVESTORS WHO ARE PARTICULARLY KNOWLEDGEABLE IN INVESTMENT MATTERS.

This prospectus relates to the issue of Marconi Corporation Shares and Warrants and to the issue of Notes under the Programme. Application has been made to the UK Listing Authority for the Marconi Corporation Shares, the Warrants and the Notes to be admitted to the Official List, and to the London Stock Exchange for the Marconi Corporation Shares, the Warrants and the Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Application for admission has been made for the Notes to be issued under the Programme for a period of 12 months from the date of this document. It is expected that Admission will become effective and dealings in the Marconi Corporation Shares, the Warrants and the Notes will commence at 8.00 a.m. London time on 19 May 2003.

This document has been prepared in connection with Admission, which is conditional upon the Marconi Corporation Scheme becoming effective. Unless the context otherwise requires, this document assumes that the Schemes have been implemented in accordance with their terms. A summary of the Schemes is set out in Part VII: Further information relating to the Restructuring.

The Directors and Proposed Directors, whose names appear on page 6 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
--------------------------------------------------------------------------------
                            MARCONI CORPORATION PLC
 (incorporated under the Companies Acts 1862 to 1898 and registered in England and Wales with
                            registered number 67307)
                      INTRODUCTION TO THE OFFICIAL LIST OF
                      1 BILLION MARCONI CORPORATION SHARES
                           WARRANTS TO SUBSCRIBE FOR
                  UP TO 50 MILLION MARCONI CORPORATION SHARES

                        PROGRAMME FOR THE ISSUE OF NOTES

                                   COMPRISING

                         SENIOR SECURED NOTES DUE 2008
                         JUNIOR SECURED NOTES DUE 2008
  SPONSORED BY LAZARD BROTHERS & CO., LIMITED AND MORGAN STANLEY & CO. LIMITED
--------------------------------------------------------------------------------
The maximum aggregate nominal amount of Notes from time to time outstanding under the Programme will not exceed the euro equivalent of L450 million principal amount of Senior Notes and the Total Junior Notes. Notice of the aggregate nominal amount of each Tranche of Senior Notes and Junior Notes issued will be set out in the applicable Pricing Supplement which will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche. Senior Notes may be issued solely as Euro Senior Notes or as Convertible Euro Senior Notes, Euro Senior Notes and Dollar Senior Notes and Junior Notes may be issued solely as Dollar Junior Notes, all as further described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

No Marconi Corporation Shares, Warrants or Notes have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with Admission. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Marconi Corporation or any other entity.

Lazard Brothers & Co., Limited and Morgan Stanley & Co. Limited are advising Marconi plc and Marconi Corporation and no one else in connection with Admission and the Restructuring described in this document and will not be responsible to anyone other than Marconi plc and Marconi Corporation for providing the protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed in accordance with the laws of jurisdictions outside England and Wales.

The Marconi Corporation Shares, Warrants and Notes that are the subject of this document will be issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the US Securities Act including the exemption provided by Section 3(a)(10) thereof, and have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States. Further information relating to US securities regulations is described in Part X: Additional information.

This document does not constitute an offer or invitation to any person to subscribe for or purchase securities in any jurisdiction. The distribution of this document, the Marconi Corporation Shares, Notes or Warrants may nonetheless be restricted by law in certain jurisdictions. No action has been taken by Marconi plc or Marconi Corporation that would permit an offer or distribution of Marconi Corporation Shares, Notes or Warrants or possession or distribution of this document or any offer or publicity material in any jurisdiction where action for that purpose is required, other than in the United Kingdom and in certain other jurisdictions referred to in Part X: Additional information. Scheme Creditors, Marconi plc Shareholders, persons with an interest in Bonds and Designated Recipients are strongly advised to consult their professional advisers as to whether any laws or regulations which may be applicable to them may give rise to any liability or penalty or require them to obtain any government or other consent or to pay any taxes or duties as a result of the implementation of the Schemes. None of Marconi plc, Marconi Corporation, the Sponsors, the Escrow Trustee, the Distribution Agent, the Scheme Supervisors, Bondholder Communications, the Registrars, the Informal Committee of Bondholders, the Co-ordination Committee, their respective directors, or any other parties involved in the Restructuring will accept any responsibility for any liabilities (including but not limited to consequential liabilities) incurred by Scheme Creditors, Definitive Holders and other persons with an interest in Bonds and Designated Recipients, or Marconi plc Shareholders as a result of the implementation of the Schemes in respect of the laws or regulations applicable to them (except that UK stamp duty or SDRT payable in connection with the issuance of ADRs will be met by Marconi Corporation to the extent provided in the Schemes).

FORWARD LOOKING STATEMENTS

This document contains certain statements, statistics and projections that are or may be forward-looking. These statements typically contain words such as "intends", "expects", anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified elsewhere in this document, other risks described in Part II: Risk factors as well as: future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected; and/or conditions in the securities market being less favourable than expected.

PUBLICATION OF FINANCIAL PROJECTIONS

In announcing the conclusion of the heads of terms in respect of the Restructuring on 29 August 2002, and an addendum to the heads of terms on 16 December 2002, the Group published certain financial projections with respect to the financial years ending 31 March 2004 to 31 March 2007. In announcing further information about the Restructuring on 18 March 2003, the Group published an illustrative financial analysis with respect to the financial year ending 31 March 2005. In the announcements the Group explained that the projections and analysis were prepared for internal purposes only and not with a view to public disclosure. In order to facilitate the restructuring discussions, however, the Group furnished these projections and this analysis to representatives of its Syndicate Banks and members of the Informal Committee of Bondholders involved in the discussions. The projections and analysis were made public pursuant to the express terms of Marconi plc's and Marconi Corporation's confidentiality agreements with the members of the Informal Committee of Bondholders. As indicated at the time of their publication, no reliance should be placed on these projections or this analysis and neither Marconi plc nor Marconi Corporation will be publishing any updates in relation to them. No opinion is expressed as to the reasonableness of the assumptions on which the projections or analysis were prepared nor is any assurance given as to the occurrence, timing or extent of any market recovery. Accordingly, Marconi Corporation does not accept any responsibility for these projections or this analysis.

CURRENCIES

In this document, references to "pounds", "sterling", "pounds sterling", "L", "pence" or "p" are to the lawful currency of the United Kingdom, references to "dollars", "US dollars", "cents", "US$" or "$" are to the lawful currency of the United States and references to "Euro", "euro" or "E" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty of Rome establishing the European Union, as amended.

                                    CONTENTS
--------------------------------------------------------------------------------

                                                                           Page
                                                                           ----
Expected timetable of principal events                                        5
Directors, secretary, registered and head offices and advisers                6
Key Information                                                               7
Part I       Description of the Marconi Corporation Group                    15
Part II      Risk factors                                                    43
Part III     Management's discussion and analysis of financial condition     54
             and results of operations
Part IV      Financial information                                           91
Part V       Unaudited pro forma financial information                      180
Part VI      Marconi plc quarterly report to 31 December 2002               187
Part VII     Further information relating to the Restructuring              238
Part VIII    Conditions of the Warrants                                     260
Part IX      Description of the Notes, the Guarantees and the Security      272
             Trust and Intercreditor Deed
Part X       Additional information                                         375
Glossary                                                                    484
Definitions                                                                 490

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS
--------------------------------------------------------------------------------

The times and dates given below and mentioned throughout this document are based on Marconi Corporation's current expectations and are subject to change.

                                                                        2003
                                                               -----------------------
Court meetings of creditors of Marconi plc and Marconi
  Corporation                                                                 25 April
Court hearings of the petitions to sanction the Schemes                   12 to 13 May
US court hearing for permanent injunction order                                 14 May
Last day of dealings in Marconi plc Shares on the London
  Stock Exchange                                                                16 May
Effective Date of the Schemes                                                   19 May
Admission of the Marconi Corporation Shares, Warrants and
  Notes                                                            8.00 a.m. on 19 May
Crediting of Marconi Corporation Shares and Warrants to
  CREST accounts and of the Notes to The Bank of New York's
  DTC account                                                                   19 May
Despatch of statements of account for Marconi Corporation
  Shares and, if applicable, Warrants held in nominee
  accounts and share and warrant certificates                                by 23 May
Court hearing to sanction the Capital Reduction                                 21 May
Date on which the Capital Reduction becomes effective                           22 May

All references to time in this document are to London time unless otherwise stated.

Marconi Corporation will establish an ADR programme in respect of Marconi Corporation Shares and will apply to list such ADRs on NASDAQ. It is currently expected that this NASDAQ listing will become effective during the third calendar quarter of 2003.

         DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICES AND ADVISERS
--------------------------------------------------------------------------------

Directors

  John Francis Devaney                            Chairman
  Michael William John Parton                     Chief Executive Officer
  Michael John Donovan                            Chief Operating Officer
  Christopher Charles Holden                      Interim Chief Financial Officer
  Michael Kent Atkinson                           Non-Executive Director
  Werner Karl Koepf                               Non-Executive Director
Proposed Directors
  Ian McMaster Clubb                              Non-Executive Director
  Kathleen Ruth Flaherty                          Non-Executive Director

Company Secretary                                 Mary Angela Skelly
Registered Office                                 New Century Park
                                                  PO Box 53
                                                  Coventry
                                                  Warwickshire CV3 1HJ
Head Office                                       Regent's Place
                                                  338 Euston Road
                                                  London NW1 3BT

Joint Sponsors and Financial Advisers             Lazard Brothers & Co., Limited
                                                  21 Moorfields
                                                  London EC2P 2HT
                                                  Morgan Stanley & Co. Limited
                                                  25 Cabot Square
                                                  Canary Wharf
                                                  London E14 4QA
Stockbrokers                                      Cazenove & Co. Limited
                                                  12 Tokenhouse Yard
                                                  London EC2R 7AN

English and US Legal Advisers to the Company      Allen & Overy
                                                  One New Change
                                                  London EC4M 9QQ
English and US Legal Advisers to the Joint        Freshfields Bruckhaus Deringer
  Sponsors                                        65 Fleet Street
                                                  London EC4Y 1HS

Auditors and Reporting Accountants                Deloitte & Touche
                                                  Stonecutter Court
                                                  1 Stonecutter Street
                                                  London EC4A 4TR

Registrar for the Marconi Corporation Shares      Computershare Investor Services PLC
and Warrants                                      PO Box 82
                                                  The Pavilions
                                                  Bridgwater Road
                                                  Bristol BS99 7NH

Trustee for the Senior Notes                      Law Debenture Trust Company of New York
                                                  767 Third Avenue
                                                  New York
                                                  New York 10017
Trustee for the Junior Notes                      JPMorgan Chase Bank
                                                  Trinity Tower
                                                  9 Thomas More Street
                                                  London E1W 1YT

Paying Agent, Registrar for the Notes             The Bank of New York
and Distribution Agent                            One Canada Square
                                                  London E14 5AL

                                KEY INFORMATION
--------------------------------------------------------------------------------

The following summary information is extracted from the full text of this document. It does not purport to be complete and should be read in conjunction with the more detailed information appearing elsewhere in this document including the risk factors set out in Part II: Risk factors. Unless the context otherwise requires, this section entitled Key Information assumes that the Schemes have been implemented in accordance with their terms.

OVERVIEW OF THE MARCONI CORPORATION GROUP

The Group is a global vendor of telecommunications equipment and services. The Group's customers include many of the leading telecommunications operators throughout the world, with whom it has a large base of installed equipment. For the purposes of financial reporting, with effect from 31 March 2002, the Group divides its continuing operations into two segments: Core and Capital.

The Group's Core businesses include the provision of optical networks, broadband routing and switching, broadband access, outside plant and power, other network equipment and associated installation, maintenance and other value-added services. The Group's customer base includes telecommunications companies and providers of internet services for their public networks, and certain large corporations, government departments and agencies, utilities and educational institutions for their private networks.

For the purposes of financial reporting, the Group divides its Core activities into two main business types: Network Equipment, comprising Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant and Power (OPP) and Other Network Equipment; and Network Services, comprising Installation, Commissioning and Maintenance (IC&M) and Value Added Services (VAS).

The Group's Capital activities comprise certain non-core businesses that the Group manages for value and ultimately for disposal. These include the Group's holdings in Easynet Group Plc as well as a number of other minor activities, investments and assets.

Following Admission, it is intended that the Group will segment its business along geographic lines and report its US Businesses separately from its businesses based in Europe and the rest of the world. The US Businesses will comprise the BBRS, OPP and North American Access Businesses and related services. European and the rest of the world based businesses will comprise Optical Networks, European Access, Other Network Equipment businesses and the rest of the Network Services activities. As described later, the Group is in the process of implementing a financial restructuring. The Group's OPP Business and the North American Access Business are being managed for value and ultimately for disposal. The proceeds of these disposals will be used to repay part of the Junior Notes. The North American Access Business may be sold prior to 1 May 2003. This issue is further described in Part VII: Further information relating to the Restructuring, and further details are also set out in Part I:
Description of the Marconi Corporation Group and Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

MARKET ENVIRONMENT

The late 1990s saw unprecedented growth in capital expenditure on telecommunications equipment as established and new operators invested in increased capacity to meet expected growth in both data and mobile traffic. Although data and mobile traffic has grown, it has not grown as strongly as expected and operators' turnover has not matched the investment in capacity; both new and incumbent carriers have become overextended financially and capital spending has been dramatically curtailed. In this environment, telecommunications equipment vendors, like the Group, have experienced substantial declines in turnover. The speed of this decline has been far greater than anticipated and, in this environment, the Group, along with its major competitors, has been unable to reduce the cost base of the business at the same rate, and consequently has experienced a significant decline in business performance.

The Directors consider that the slowdown in network equipment sales has been driven primarily by oversupply rather than reduced demand in the end-user telecommunications services markets. Underlying data and mobile traffic growth, driven by broadband, data and mobile services, remains quite strong and, as this absorbs installed over-capacity, the Directors believe carriers will invest in additional infrastructure.

KEY INFORMATION

--------------------------------------------------------------------------------

BUSINESS STRATEGY

As a provider of networking technology and services that enable telecommunications operators to evolve narrowband networks to next generation broadband and mobile networks, the Group is now focusing its strategy around:

      - nurturing pre-existing relationships with its customers in current generation technologies (for example, Synchronous Digital Hierarchy
         (SDH) and then evolving these customer networks over time to next generation Dense Wavelength Division Multiplexing (DWDM) optical networks);

      - developing and effective marketing of genuine "best in class" solutions; and

      - developing and enhancing the services offered to existing and new customers.

The Group has taken extensive action to reduce the scope of its activities and to rationalise or curtail non-core areas. The Group's near-term objective is to restore its Core businesses to operating profitability (before goodwill amortisation and exceptional items) and generate positive operating cashflow (before exceptional cash costs). In the longer term, the Group aims to develop and expand its product portfolio and markets on a basis that is consistent with its business strategy. The Directors believe that partnerships, where research and development and routes to market are shared for mutual benefit, will be an increasingly important factor in the industry and expect the Group to be an active participant.

BUSINESS POSITIONING

Development of the Optical Networks Business is a strategic priority for the Group. The Group's objective is to maintain a leading position in the European optical networking markets and to build market share in Central and Latin America as well as the Asia Pacific region. Development of the Network Services Businesses is the Group's other key strategic objective, with the aim of increasing its turnover derived from such services activities.

The Group is also seeking to increase market share in selected product and geographic markets where it has strong customer relationships. Accordingly, the Group will deploy resources in developing its portfolio of fixed wireless transmission and access products as well as its Access Hub multi-service access node.

The Directors believe that the Group has a number of developing or newly developed products which are potentially "best in class" where it has yet to penetrate major new telecommunications company customers. In particular, the Group is focused on developing the North American market for its leading edge range of multi-service switches and the UK market for its unique class 5 Softswitch solution.

The Group's OPP and North American Access Businesses are being managed for value and ultimately for disposal. The proceeds of these disposals will be used to repay part of the Junior Notes. The North American Access Business may be sold prior to 1 May 2003 in which event the Net Proceeds of the disposal will be applied to increase the cash element of the Marconi Corporation Scheme Consideration (and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of that amount).

ORGANISATIONAL EFFICIENCY AND EFFECTIVENESS

Since September 2001, the Group has embarked on a sequence of substantial cost reduction programmes to reduce sales and marketing, general and administrative and research and development overheads. These programmes remain in place and continue to deliver cost reductions.

Organisationally, extensive rationalisation will continue to be an important part of the Group's strategy in order to reduce costs in all areas of production and overhead. In particular, the supply chain will continue to be restructured to remove excess capacity and reduce break-even points.

As part of this strategy, the Group will retain control of functions only where it possesses key competencies. Other functions, such as the manufacturing of non-complex products, will continue to be outsourced and the supply chain cost base will be rationalised to a level more in line with expected sales volumes.

                                                                 KEY INFORMATION

--------------------------------------------------------------------------------

SUMMARY FINANCIAL INFORMATION OF THE MARCONI CORPORATION GROUP

The financial information in the table below has been extracted without adjustment from Part IV: Financial information.

                                                  Year ended 31 March             Six months ended
                                          -----------------------------------         30 September
                                               2000         2001         2002                 2002
                                          L million    L million    L million            L million
                                          ---------    ---------    ---------    -----------------
TURNOVER

Continuing operations                         3,566        4,626        2,906                1,019
  -- Core                                     3,116        4,336        2,741                  987
  -- Capital                                    450          290          165                   32
                                          ---------    ---------    ---------    -----------------
Discontinued operations                       1,871        2,027        1,404                   87
                                          ---------    ---------    ---------    -----------------
Group                                         5,437        6,653        4,310                1,106
Share of joint ventures                         287          289          257                   --
                                          ---------    ---------    ---------    -----------------
                                              5,724        6,942        4,567                1,106
                                          ---------    ---------    ---------    -----------------
OPERATING PROFIT/(LOSS)
Group operating profit/(loss)
Excluding goodwill amortisation and
  exceptional items                             704          732         (474)                (231)
                                          ---------    ---------    ---------    -----------------
Continuing operations                          (299)        (133)      (6,153)                (485)
Discontinued operations                         134          162           38                   (6)
Net interest payable                            (99)        (150)        (244)                (119)
Net finance income                               32           41           34                    2
                                          ---------    ---------    ---------    -----------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
  BEFORE TAXATION
Excluding goodwill amortisation and
  exceptional items                             669          653         (674)                (369)
Goodwill amortisation and exceptional
  items                                        (131)        (709)      (5,191)                (545)
                                          ---------    ---------    ---------    -----------------
                                                538          (56)      (5,865)                (914)
TAX CREDIT/(CHARGE) ON PROFIT/(LOSS) ON
  ORDINARY ACTIVITIES                             2         (212)        (210)                 (10)
                                          ---------    ---------    ---------    -----------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
  AFTER TAXATION                                540         (268)      (6,075)                (924)
                                          =========    =========    =========    =================

The financial information set out in Part IV: Financial information contains a statement of fundamental uncertainty as to going concern which will be resolved on, and Admission is conditional upon, the Marconi Corporation Scheme becoming effective. Accordingly, following Admission, this is of no significance to investors in Marconi Corporation Shares, Warrants or Notes.

KEY INFORMATION

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE MARCONI CORPORATION GROUP

The unaudited pro forma financial information in the table below has been extracted without adjustment from Part V: Unaudited pro forma financial information and should be read in conjunction with the notes set out in that part. This information is for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of the Marconi Corporation Group. The pro forma consolidated balance sheet has been prepared to illustrate the effect of the Marconi Corporation Scheme and the Capital Reduction on the 30 September 2002 consolidated balance sheet as if the Marconi Corporation Scheme and Capital Reduction had been completed on that date.

                                                              At 30 September
                                                                         2002
                                                                    L million
                                                              ---------------
Fixed assets                                                            1,122
Net current assets                                                        706
Net assets                                                                145
                                                              ===============
Share capital and share premium                                            50
Other reserves and minority interests                                      95
                                                              ---------------
                                                                          145
                                                              ===============

FINANCIAL OBJECTIVES

Upon completion of the Restructuring, the Directors expect the Group will be better positioned to compete effectively in the areas of the telecommunications market on which it has chosen to focus. Although the Group's principal markets remain difficult, they are expected, at some stage, to recover as customers continue to evolve existing narrowband networks to broadband data and next generation mobile networks. In due course, this should allow the Group once again to grow profitably, assuming the telecommunications market improves.

In the near-term the Group's financial strategy is to continue to reduce its total cost base to levels at which it can generate operating profit (before goodwill amortisation and exceptional items) and to manage its capital expenditure and working capital in order to convert operating profit to positive operating cash inflows (before exceptional cash costs).

The Directors do not expect to rely on market recovery in order to achieve the Group's target gross margin during the financial year ending 31 March 2004. The achievement of the Group's longer-term objectives is, however, dependent on an increase in sales following the expected improvement in the market for the Group's products and services.

Further information in relation to the Financial Objectives is described in Part
III: Management's discussion and analysis of financial condition and results of operations. A discussion of certain risk factors that could affect the Directors' expectations with respect to the Group's return to operating profitability and ability to generate positive operating cash flow is set out in
Part II: Risk factors.

GROSS MARGIN IMPROVEMENT

The Directors expect to achieve a gross margin run-rate in the range of 24 to 27 per cent. of sales in the Core businesses during the financial year ending 31 March 2004. Of this, the Directors expect that the Group's US Businesses would contribute a gross margin run-rate in the range of 33 to 35 per cent. of sales, while its businesses in Europe and the rest of the world would contribute a gross margin run-rate in the range of 23 to 26 per cent. of sales. The run-rate for the US Businesses has not been adjusted to take into account the disposal of any of the US Businesses.

The Directors aim to drive future gross margin improvement through focusing on sales of higher margin products and services, further supply chain rationalisation and additional planned product cost reductions (being materials and engineering cost reductions).

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In the longer-term, assuming the market recovers, a gross margin run-rate of in excess of 30 per cent. is expected to be achievable. The Group will need to benefit from increased sales volumes over time in order to achieve this level of gross margin. When setting this longer-term target, the Directors have assumed that the Group will continue to be able to achieve annual product cost savings at least equal to the level of expected annual price reductions.

OPERATING COST REDUCTION

The Directors aim to reduce operating overheads, comprising research and development, sales, marketing, general and administrative costs but excluding goodwill amortisation and exceptional items for the Core businesses, including OPP and North American Access, to a run-rate of below L450 million during the financial year ending 31 March 2004.

The Directors aim to achieve an operating expenditure run-rate for the Core businesses in the range of 21 to 24 per cent. of sales during the financial year ending 31 March 2004. Of this, the Directors expect that the Group's US Businesses would contribute an operating expenditure run-rate in the range of 29 to 33 per cent. of sales, while its businesses in Europe and the rest of the world would contribute an operating expenditure run-rate in the range of 20 to 23 per cent. of sales. The run-rate for the US Businesses has not been adjusted to take into account the disposal of any of the US Businesses.

Once the Core businesses' operating expenditure target is achieved, the level of the Core businesses sales at which the Directors expect to be able to break even at an operating profit/(loss) level will be reduced to below L1.7 billion per annum.

The Directors expect the main driver of these targeted operating cost savings to be further planned reductions in its workforce resulting from further rationalisation of its activities as well as natural attrition. Reduced spending on marketing initiatives and professional fees are also expected to contribute to operating cost savings.

Headcount in the Core businesses has been reduced by approximately 3,000 since the end of September 2002 and at the end of December 2002, was approximately 16,000. At that time, a further 1,400 leavers had been identified and announcements made in this respect, giving an identified headcount target for the Core businesses of around 14,600. Once the L450 million operating cost target has been achieved and the Group's headcount reduction plans have been completed, the Directors expect the Group to employ approximately 14,000 employees in its Core businesses.

CASH

Cash generation will continue to be one of the Group's key business priorities post Restructuring. In particular, the Group is targeting (i) to reach operating cash breakeven before exceptional cash costs during the financial year ending 31 March 2004 and (ii) to generate sufficient total cash in order to pay down 30 per cent. of the Junior Notes within 12 to 24 months following implementation of the Restructuring, to pay down 50 per cent. of the Junior Notes within 15 to 27 months following the implementation of the Restructuring and to pay down 100 per cent. of the Junior Notes within 18 to 30 months following the implementation of the Restructuring.

The Directors also intend to continue to improve management of the working capital cycle. Specific programmes are already in place to minimise the time during which cash is tied up in work in progress, to improve utilisation of inventory by better aligning the purchase of new inventory with forecast sales demand and to focus on debtor collection and overdue debts.

Once the Group completes its on-going operational restructuring initiatives, including its headcount reduction plans, the Directors expect the level of exceptional restructuring cash costs to reduce significantly.

Paydown of Junior Notes

The Directors expect to generate cash to pay down the Junior Notes primarily from the proceeds of disposal of OPP and North American Access, and other asset disposals not allocated to working capital requirements, as described above, as well as from the release of restricted cash balances relating to the performance bonding.

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The North American Access Business may be sold prior to 1 May 2003, in which event, the net proceeds of the disposal will be applied to increase the cash element of the Marconi Corporation Scheme Consideration (and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of that amount).

DIVIDEND POLICY

Under English law Marconi Corporation may only pay dividends out of profits available for distribution. Marconi Corporation intends to apply to court to cancel its Non-Voting Deferred Shares and its share premium account (including the share premium account arising on the issue of the Marconi Corporation Shares to be allotted pursuant to the Marconi Corporation Scheme) to create a reserve which will be applied in writing off the accumulated losses on its profit and loss reserve. It is anticipated that this Capital Reduction will become effective shortly after Admission, although no assurance can be given that the application will be successful. Although the future ability of Marconi Corporation to pay a dividend will be facilitated if the Capital Reduction is effected, Marconi Corporation will be restricted from paying dividends under the terms of the indentures governing the Notes (further details of these arrangements are described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.) Accordingly, the Directors do not expect Marconi Corporation to pay a dividend in the foreseeable future.

A discussion of certain risks associated with the Dividend Policy is set out in
Part II: Risk factors and a further discussion of the effect of the Capital Reduction on the Dividend Policy as set out in Part VII: Further information relating to the Restructuring.

CURRENT TRADING AND PROSPECTS

CURRENT TRADING

Overall conditions in the telecommunications market remained tough during the third quarter of the financial year ending 31 March 2003. Trading levels in EMEA in the third quarter remained stable despite the continuing difficult market environment. The Group is now beginning to observe some slowing of business in the Middle East as a result of the current political environment. The North American market continues to be characterised by further tightening of capital expenditure by a number of large telecommunications operators, particularly towards the end of their financial years in December 2002. In Central and Latin America (CALA), the market was relatively stable during the quarter although capital expenditure amongst major operators in the region remained at a low level. In Asia-Pacific (APAC), while the market remains buoyant in Australia, conditions in the Chinese market are more difficult as a result of delays in capital expenditure due to the re-organisation of key customers, delays to the roll-out of certain network build projects and increased pricing pressure on new business.

Despite the difficult market environment, the Group continued to make significant progress during the third quarter of the financial year ending 31 March 2003 towards its targets to improve operating performance in the Core business. In particular compared to the previously quarter, further cost savings achieved during the period led to an approximate 0.5 percentage point increase in Core gross margin (before exceptional items) to 22.1 per cent and an approximate L85 million deduction in Core operating cost run-rate (before goodwill amortisation and exceptional items) to around L550 million at 31 December 2002. Headcount reductions are a major driver of the Group's cost reduction initiatives. At 31 December 2002, the Group had just over approximately 16,000 employees in its Core business, down from just over 19,000 at 30 September 2002.

The Group's improved operating performance combined with further progress in all areas of working capital management, led to a significant improvement in adjusted operating cash flow, with the Group recording an operating cash inflow (before exceptional items) of L72 million during the quarter. Non-operating and exceptional cash outflows (excluding tax) of L88 million relating mainly to the Group's ongoing operational and financial restructuring processes and interest paid were partially offset by a net L45 million tax repayment received during the period. In total during the third quarter, the Group generated cash of L29 million before use of liquid resources and financing.

The Group was awarded a number of important business wins during the period. These included the first European sale of the Group's BXR-48000 multi-service switch-router to a large financial institution and the first sale of the Group's recently launched Softswitch to Jersey Telecom. In addition, since the beginning of the new calendar year 2003, the Group has announced two major new business wins from Telecom Italia: a Euro

                                        12
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                                                                 KEY INFORMATION

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80 million (approximately L50 million) frame contract for the supply of the
Access Hub and a new 2-year frame contract estimated at approximately Euro 15 million (approximately L10 million) to build an optical backbone network architecture based on the Group's next generation digital cross-connect, the MSH2K.

PROSPECTS

Upon completion of the Restructuring, the Directors expect the Group to be better-positioned to compete effectively in the areas of the broader telecommunications equipment market on which it has chosen to focus.

The market for telecommunications equipment and services remains difficult. During the first three quarters of the financial year ending 31 March 2003 the annualised rate of Core sales has declined by around 10 per cent from approximately L2 billion in the first quarter to approximately L1.8 billion in the third quarter. The Directors do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the financial year compared to the level recorded in the third quarter (L456 million), contrary to the seasonal pattern of customer demand in previous years. Despite this difficult business environment, the Directors believe that the previously announced cost reduction initiatives currently being implemented will enable the Group to make further progress during the final quarter of the financial year ending 31 March 2003 towards its near-term financial objectives to reduce costs and to achieve operating cash breakeven before exceptional cash costs.

Furthermore, the Directors believe that market volumes are likely to contract further during the financial year ending 31 March 2004 and do not expect to benefit from significant market share gains. As a result, the Directors believe that Core sales could decline by up to a further 5 per cent. during the financial year ending 31 March 2004 compared to the annualised third quarter trading levels (L1.8 billion).

In December 2002, the Group outlined its Core operating model and confirmed its targets to achieve a gross margin run-rate in the range of at least 24 to 27 per cent. of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent. of Core sales during the financial year ending 31 March 2004. The Directors now believe that the Group will be able to reduce the Core operating cost base to an annual run rate below L450 million during the financial year ending 31 March 2004 and thereby reduce its breakeven level of sales to below L1.7 billion per annum.

Although the Group's principal markets remain difficult, the Directors expect them to recover, at some stage, as end customer demand for fixed or mobile broadband services increases. While the Directors cannot predict with any level of certainty the occurrence, timing or extent of any recovery, they believe that the favourable longer-term dynamics of the telecommunications market should enable the Group to improve margin and grow profitably.

INFORMATION RELATING TO THE RESTRUCTURING

The Restructuring will be effected through two schemes of arrangement under the Companies Act. Details of the Schemes are contained in the Scheme Document which was posted to Scheme Creditors on 31 March 2003. Through this Restructuring, Marconi Corporation will become the new holding company of the Group. The Scheme Consideration which will be distributed pursuant to the Marconi Corporation Scheme comprises:

      -  CASH:  L340 million in cash;

      - SENIOR NOTES: the euro equivalent (calculated at the Currency Rate) of L450 million in aggregate principal amount of new guaranteed senior secured notes due April 2008 to be issued by Marconi Corporation denominated in euros and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters, with interest payable quarterly in cash at a rate of 8 per cent. per annum;

      - JUNIOR NOTES: the sum of US$300 million plus the US dollar equivalent (calculated at the Currency Rate) of L117.27 million in aggregate principal amount of new guaranteed junior secured notes due October 2008 to be issued by Marconi Corporation denominated in US dollars, with interest payable quarterly in cash at a rate of 10 per cent. per annum or, at Marconi Corporation's option, in kind (by issuing additional Junior Notes) at a rate of 12 per cent. per annum; and

      -  MARCONI CORPORATION SHARES:  995 million ordinary shares, representing
         99.5 per cent. of Marconi Corporation's issued ordinary share capital at the date of Admission. Elections may be made in Claim

                                        13
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KEY INFORMATION

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         Forms and Account Holder Letters to have all or any portion of the
         Marconi Corporation Shares deliverable pursuant to the Schemes delivered in the form of ADRs.

The cash element of the distribution to Marconi Corporation's Scheme Creditors will be increased by the Net Proceeds of any asset disposals, other than L82 million of excluded asset disposals, received on or after 1 December 2002 and before 1 May 2003, and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117.27 million figure referred to above).

Further information relating to the Notes is set out in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

All of Marconi plc's assets derive principally from the claim of Marconi plc's subsidiary Ancrane in the Marconi Corporation Scheme in respect of its holding of Bonds and monies owed to it by Marconi Corporation. After the deduction of certain expenses in connection with the terms of the Marconi plc Scheme, these assets will be distributed over time to the creditors of Marconi plc in accordance with the Marconi plc Scheme, following which, it is intended that Marconi plc will be liquidated or dissolved.

In addition, Marconi plc Shareholders on the register of members as at the close of dealing on the business day preceding the Scheme Effective Date, will receive 5 million Marconi Corporation Shares representing 0.5 per cent. of Marconi Corporation's issued ordinary share capital following the implementation of the Marconi Corporation Scheme and Warrants to subscribe for up to 50 million additional Marconi Corporation Shares equal to up to 5 per cent. of Marconi Corporation's issued ordinary share capital following the implementation of the Marconi Corporation Scheme. Marconi plc Shareholders will not otherwise be entitled to receive any portion of the Scheme Consideration. Further information relating to the Warrants is set out in Part VIII: Conditions of the Warrants.

Application has been made to the UK Listing Authority for the Marconi Corporation Shares, the Warrants and the Notes to be admitted to the Official List, and to the London Stock Exchange for the Marconi Corporation Shares, the Warrants and the Notes to be admitted to trading on the London Stock Exchange's market for listed securities. In the case of the Notes, application has been made for Admission for such Notes to be issued under the Programme for a period of 12 months from the date of this document. Marconi Corporation will establish an ADR programme in respect of Marconi Corporation Shares and will apply to list such ADRs on NASDAQ. It is currently expected that this NASDAQ listing will become effective during the third calendar quarter of 2003.

Further details are set out in Part VII: Further information relating to the Restructuring.

RISK FACTORS

All statements in this document are to be read subject to, and are qualified in their entirety by, the matters referred to in Part II: Risk factors, which sets out certain risks associated with the Group and a holding of Marconi Corporation Shares, Warrants and Notes.

                                        14
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             PART I -- DESCRIPTION OF THE MARCONI CORPORATION GROUP
--------------------------------------------------------------------------------

Please note that technical terms used in this Part I: Description of the Marconi Corporation Group are explained in the Glossary. Unless the context otherwise requires, this Part I: Description of the Marconi Corporation Group assumes the Schemes have been implemented in accordance with their terms.

BACKGROUND

The Group is a global vendor of telecommunications equipment and services. The Group's customers include many of the leading telecommunications operators throughout the world, with whom it has a large base of installed equipment.

On 31 March 2003, Marconi plc and Marconi Corporation proposed in the Scheme Document, sent to the Scheme Creditors, schemes of arrangement with those creditors which, if implemented, will result in Marconi Corporation becoming the new holding company of the Group. It is intended that all of Marconi plc's assets (which derive principally from the claim of Marconi plc's subsidiary Ancrane in the Marconi Corporation Scheme in respect of its holding of Bonds and monies owed to it by Marconi Corporation), net of a reserve in respect of Marconi plc's Ongoing Costs will be distributed over time to the creditors of Marconi plc in accordance with the Marconi plc Scheme, following which Marconi plc will be liquidated or dissolved. It is intended that, between the time of the Marconi Corporation Scheme becoming effective and Admission, Marconi plc will be de-listed from the Official List and cease trading on the London Stock Exchange's market for listed securities. Application has been made to the UKLA for the Marconi Corporation Shares, the Warrants and the Notes to be admitted to the Official List, and to the London Stock Exchange for the Marconi Corporation Shares, the Warrants and the Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Application for Admission has been made for the Notes to be issued under the Programme for a period of 12 months from the date of this document. Marconi Corporation will establish an ADR programme in respect of Marconi Corporation shares and will apply to list such ADRs on NASDAQ. It is currently expected that this NASDAQ listing will become effective during the third quarter of 2003.

Further information in relation to the Restructuring is set out in Part VII:
Further information relating to the Restructuring.

HISTORY OF THE GROUP

EARLY HISTORY

Marconi Corporation, previously called The General Electric Company, p.l.c.
(GEC) and which is currently (but, upon the implementation of the Marconi Corporation Scheme, will cease to be) a wholly-owned subsidiary of Marconi plc, was incorporated as a private limited company in England in 1900 under the name The General Electric Company (1900) Limited and can trace its origins back to 1886. GEC originally operated in the electrical industry. The more significant events in the development of the Group are as follows:

      - 1960s: significant expansion in the electrical industry through acquisitions

      - 1970s and 1980s: acquisition of Videojet Systems International Inc. (data systems business), Picker International Holdings Inc. (medical systems business) and Gilbarco Inc. (commerce systems business); formation of GEC Plessey Telecommunications Holdings Limited (GPT), a 50 per cent. joint venture with The Plessey Company plc, subsequently increasing its stake to 60 per cent.; formation of two 50 per cent. joint ventures, GEC Alsthom N.V. with Alcatel S.A., and General Domestic Appliances Limited (now known as General Domestic Appliances Holdings Limited) with the General Electric Company of the United States

      - 1990s: reduction of the stake in the GEC Alsthom joint venture to a 24 per cent. shareholding in Alstom S.A.; acquisition of the minority 40 per cent. stake in GPT and formation of Marconi Communications, combining the GPT business with the Marconi telecommunications operations in Italy, Hong Kong and South Africa under the same management structure

      - 1999: GEC separated the Marconi Electronic Systems business (MES), its international aerospace, naval shipbuilding, defence electronics and defence systems business, which merged with British Aerospace plc (now known as BAE SYSTEMS plc (BAE)). GEC's remaining businesses were reorganised under Marconi plc, with GEC becoming a wholly-owned subsidiary of Marconi plc. Shareholders of GEC became shareholders of Marconi plc.

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PART I -- DESCRIPTION OF THE MARCONI CORPORATION GROUP

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MODERN HISTORY

Following the separation of MES, the Group focused its strategy on communications technology and services. From 1999 through to 30 September 2002, the more significant events in the Group's history include:

      - Year ended 31 March 2000: acquisition of RELTEC Corporation, FORE Systems, the business of RDC Communications Limited, Nokia's transmission equipment business, the public networks business of Bosch, the Australian communications solutions business of Scitec and acquisition of 27 per cent. of Atlantic Telecom (which was diluted in June 2000 to a 19.7 per cent. interest as a result of Atlantic Telecom's acquisition of First Telecom. Atlantic Telecom is now in liquidation);

      - Year ended 31 March 2001: acquisition of Metapath Software International Inc. (MSI), Systems Management Specialist, Inc., Albany Partnership Limited and Mariposa Technology, Inc;

      - Year ended 31 March 2002: acquisition of a 71.9 per cent. economic interest (49.9 per cent. of voting share capital) in Easynet Group plc and disposal of its 92 per cent. interest in ipsaris Limited as part of the same transaction in July 2001; disposals of the remaining 24 per cent. interest in Alstom S.A. in February and June 2001, the remaining
         1.49 per cent. interest in Lagardere SCA in September 2001, Marconi Medical Systems Group in October 2001, a 6.5 per cent. interest in Lottomatica SpA in November 2001 and February 2002, Marconi Commerce Systems Group in February 2002, the Marconi Optical Components business in exchange for a 9 per cent. interest in Bookham Technology p.l.c. in February 2002 (pursuant to a subsequent agreement between Bookham Technology p.l.c. and Nortel Networks Corporation, Marconi Corporation now owns approximately 6 per cent. of Bookham Technology p.l.c.), Marconi Data Systems Group in February 2002 and the 50 per cent. interest in General Domestic Appliances Holdings Limited in March 2002;

      - Six months ended 30 September 2002: disposal of the Group's Applied Technologies division in July 2002 and the Group's strategic communications business (Mobile) in August 2002.

RECENT DEVELOPMENTS

On 19 December 2002, Marconi plc announced that Marconi Corporation had reached agreement with RT Group plc (in members' voluntary liquidation) and its subsidiary RT Group Telecom Services Limited (RTSL), on a return of capital from Ultramast Limited, a joint venture set up in December 2000. The agreement provides for Marconi Corporation and RTSL to waive all outstanding litigation relating to Ultramast. The Court approved this reduction of capital and accordingly RTSL has assumed full control of Ultramast. The Group has received approximately L41 million in cash, which includes approximately L19 million, which was paid into Court by Marconi Corporation pending the outcome of a lawsuit between the parties in August 2002.

On 5 March 2003, Marconi plc announced that it had completed the disposal of two businesses from its Capital portfolio. The Group sold OTE SpA (OTE)(its private mobile networks division, also known as TETRA) to Finmeccanica SpA for L2 million in cash, L4.8 million in assumed financial debt, and L8.2 million in assumed OTE debt to suppliers. Finmeccanica SpA has also agreed to release approximately L2.5 million to the Group from escrow relating to the August 2002 sale of Mobile (the Group's strategic communications business). On the same date, Marconi plc announced that it had completed the sale of Marconi Online to Coca Cola Amatil (N.Z.) Limited for NZ$2.95 million (over L1 million).

On 26 March, 2003, Marconi Corporation and Marconi plc entered into a definitive agreement with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Under the terms of the settlement, which is conditional upon the Marconi Corporation Scheme becoming effective, Marconi Corporation will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their ESOP related claims against the Group.

Further information relating to Modern history and Recent developments is set out in Part III: Management's discussion and analysis of financial condition and results of operations and Part X: Additional information and further information relating to the ESOP settlement is set out in Part VII: Further information relating to the Restructuring.

                                        16
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                          PART I -- DESCRIPTION OF THE MARCONI CORPORATION GROUP

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BUSINESS REORGANISATION

Following a profits warning announced on 4 July 2001, the Group undertook an operational review of its activities. The results of the operational review were announced in September 2001 and included a change of management with the appointment of a new chief executive officer and interim chairman. It also covered the Group's markets, its operations and scope of business and focused on adapting the Group to the changed circumstances of the telecommunications market during the substantial decline in market demand for the Group's products and services. As a consequence of the review, the Group streamlined its activities and disposed of a number of businesses during the period ended 30 September 2002 (as further described under Modern history above). For the purposes of financial reporting, with effect from 31 March, the Group divided its continuing operations into two segments: Core and Capital.

The Group divides its Core activities (for the purposes of financial reporting) into two main business types: Network Equipment, comprising Optical Networks, Broadband Routing and Switching (BBRS), European Access, North American Access, Outside Plant and Power (OPP) and Other Network Equipment; and Network Services, comprising Installation, Commissioning and Maintenance (IC&M) and Value Added Services (VAS).

The Group's Capital activities comprise certain non-core businesses that the Group manages for value and ultimately for disposal. Activities in Capital include the Group's holding in Easynet Group Plc as well as a number of minor activities, assets and investments.

Following Admission, it is intended that the Group will segment its business along geographic lines and report its US Businesses separately from its businesses based in Europe and the rest of the world. The US Businesses will comprise the BBRS, OPP and North American Access Businesses and related services. European and the rest of the world based businesses will comprise the Optical Networks, European Access, Other Network Equipment and the rest of the Network Services activities.

BACKGROUND TO THE RESTRUCTURING

The Group has faced difficult trading conditions for some time. The impact of a period of rapid and unprecedented deterioration in the global telecommunications market has been compounded for the Group by the costs of a number of acquisitions made since 1998. These acquisitions, which were primarily for cash consideration, resulted in a substantial part of the debt burden being carried by the Group and, in the light of reduced market demand for the Group's products and services, the trading and cash flow performances of the acquired businesses have been running at levels well below those that were anticipated at the time of acquisition.

The board of directors of Marconi plc announced its intention, at its Annual General Meeting in July 2001, to initiate an operational review of the Group's business. The results of this review were announced in September 2001, along with the appointments of Michael Parton as Chief Executive Officer of Marconi plc, Derek Bonham as Interim Chairman of Marconi plc, Michael Donovan as Chief Operating Officer of Marconi plc as well as the management appointments of Neil Sutcliffe as chief executive officer of Marconi Capital and Geoffrey Doy as chief executive officer of sales and marketing of Marconi plc.

Against a background of further market deterioration early in 2002, Marconi plc announced on 22 March 2002 that the board of directors of Marconi plc and the Directors had decided not to enter into new banking facilities to refinance Marconi Corporation's then existing syndicated bank facilities. Following this decision, Marconi plc and Marconi Corporation agreed to cancel the undrawn commitments under the existing facilities and agreed that the drawn portion under the Bank Facility (which was due for repayment on 25 March 2003) would be repayable on demand.

On 29 August, 2002, Marconi plc announced that Marconi Corporation and Marconi plc had concluded heads of terms with the Co-ordination Committee and the Informal Committee of Bondholders for the financial restructuring of the Group.

On 13 September 2002, the Group announced that, in accordance with the heads of terms, interim security over the balance of the Lockbox Accounts established in April 2002 had been granted in favour of the Bank Creditors, the Secured Bondholders and Barclays Bank PLC as the only ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002. On 16 December 2002, the Group announced amendments to the

                                        17
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PART I -- DESCRIPTION OF THE MARCONI CORPORATION GROUP

--------------------------------------------------------------------------------

terms of that interim security. Further details are set out in Part VII: Further information relating to the Restructuring.

On 16 December 2002, Marconi plc also announced modifications to the heads of terms by way of an addendum. On 7 February 2003, Marconi plc announced that Marconi plc and Marconi Corporation had reached agreement in principle with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. On 18 March 2003 Marconi plc announced that documentation in relation to the proposed Restructuring had been filed with the Court and provided an update on certain aspects of the proposed Restructuring. On 26 March 2003 and 24 March 2003 respectively, the required consents were received to certain pre-completion steps for the Restructuring from the requisite majorities of the Syndicate Banks and the members of the Informal Committee of Bondholders.

On 31 March 2003, Marconi plc and Marconi Corporation proposed in the Scheme Document, sent to the Scheme Creditors, schemes of arrangement with certain creditors which, if implemented, will result in Marconi Corporation becoming the new holding company of the Group. It is intended that all of Marconi plc's assets (which derive principally from the claim of Marconi plc's subsidiary Ancrane in the Marconi Corporation Scheme in respect of its holding of Bonds and monies owed to it by Marconi Corporation), after a reserve in respect of Marconi plc's Ongoing Costs, will be distributed over time to its creditors in accordance with the Marconi plc Scheme, following which it is intended that Marconi plc will be liquidated or dissolved.

The Directors do not currently anticipate that the Marconi Corporation Group's day-to-day operations, in particular supplies to customers and the payment of suppliers and employees will be significantly affected by the proposed capital structure of Marconi Corporation following the Restructuring.

Further details are set out in Part VII: Further information relating to the Restructuring and a discussion of the risk factors arising from implementation of the Restructuring is set out in Part II: Risk factors.

RESTRUCTURING

Assuming the Marconi Corporation Scheme is implemented in accordance with its terms, Marconi Corporation Scheme Creditors will receive in aggregate:

      -  CASH:  L340 million cash;

      - SENIOR NOTES: the euro equivalent (calculated at the Currency Rate) of L450 million in aggregate principal amount of new guaranteed senior secured notes due April 2008 to be issued by Marconi Corporation denominated in euros and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters, with interest payable quarterly in cash at a rate of 8 per cent. per annum;

      - JUNIOR NOTES: the sum of US$300 million plus the US dollar equivalent (calculated at the Currency Rate) of L117.27 million in aggregate principal amount of new guaranteed junior secured notes due October 2008 to be issued by Marconi Corporation denominated in US dollars, with interest payable quarterly in cash at a rate of 10 per cent. per annum or, at Marconi Corporation's option, in kind (by issuing additional Junior Notes) at a rate of 12 per cent. per annum; and

      -  MARCONI CORPORATION SHARES:  995 million ordinary shares, representing
         99.5 per cent. of Marconi Corporation's issued ordinary share capital at the date of Admission. Elections may be made in Claim Forms and Account Holder Letters to have all or any portion of the Marconi Corporation Shares deliverable pursuant to the Schemes delivered in the form of ADRs.

The cash element of the distribution to Marconi Corporation's Scheme Creditors will be increased by the Net Proceeds of any asset disposals, other than L82 million of excluded asset disposal proceeds, received on or after 1 December 2002 and before 1 May 2003, and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117.27 million figure referred to above).

The Notes may be redeemed at Marconi Corporation's option in whole, but not in part, at any time at a redemption price equal to the greater of (i) 110 per cent. of the principal amount, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the Senior Notes and Junior

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Notes, as applicable plus, in each case, accrued interest. Under the terms of the Notes, Net Proceeds of non-exempt asset sales must be applied to redeem first the Junior Notes and then, under certain circumstances, the Senior Notes. Further information is contained in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

In order to support the Group's working capital requirements following the Restructuring, Marconi Corporation and Marconi Bonding Limited have entered into the Performance Bonding Facility (a L50 million committed performance bonding facility provided by HSBC Bank plc and JPMorgan Chase Bank) and Marconi Communications, Inc. has entered into the Working Capital Facility (a US$22.5 million revolving facility provided by Liberty Funding L.L.C.).

The Directors are satisfied that, if the Marconi Corporation Scheme is implemented, the Marconi Corporation Group will be sufficiently ringfenced from Marconi plc that the Marconi Corporation Group will be able to operate effectively, even if Marconi plc has been forced to commence an insolvency proceeding.

A brief description of the terms and conditions of the Performance Bonding Facility and the Working Capital Facility is set out in Part VII: Further information relating to the Restructuring and Part X: Additional information. Certain risks associated with working capital are set out in Part II: Risk factors.

RINGFENCING OF ASSETS

As part of the Restructuring, it is proposed that Marconi Corporation's US Businesses, namely the North American Access Business, BBRS Business and OPP Business, be contractually separated or ringfenced from the rest of the Group (US Ringfencing).

Specific details of the US Ringfencing include:

      - Marconi Communications, Inc. and its subsidiaries, which contain the North American Access Business, BBRS Business and OPP Business will constitute the ringfenced entities that are contractually separated from the Non-Ringfenced Entities. While the business units involved are located predominantly in the US, the Ringfenced Entities will not be limited to subsidiaries that are organised or incorporated under the laws of the United States, the states thereof or the District of Columbia and will also include subsidiaries owned by Marconi Communications, Inc. that are organised and incorporated under the laws of other jurisdictions including Ireland, Mexico and Switzerland;

      - the covenants in the indentures governing the Notes will significantly restrict the type of financial, operational and other dealings that the Non-Ringfenced Entities can have with the Ringfenced Entities. The covenants for the Notes will also require Marconi Corporation to separate the North American Access Business, BBRS Business and OPP Business into separate subsidiaries (or groups of subsidiaries) within the US Ringfencing no later than the second anniversary of the issue date of the Notes. Moreover, the Non-Ringfenced Entities will generally be prohibited from providing funding for any of the Ringfenced Entities and, following the separation of the three principal businesses within the US Ringfencing, the North American Access Business, BBRS Business and OPP Business will generally be prohibited from providing funding to each other;

      - the Ringfenced Entities will enter into various agreements with the Non-Ringfenced Entities necessary to ensure that from the Scheme Effective Date those dealings that are permitted with each other will be provided in the ordinary course of business on an arm's-length basis or otherwise as required or permitted by the covenants in the indentures governing the Notes.

A discussion of risk factors associated with the US Ringfencing is set out in
Part II: Risk factors.

MARKET ENVIRONMENT

The late 1990s saw unprecedented growth in capital expenditure on telecommunications equipment as established and new operators invested in increased capacity to meet expected growth in both data and mobile traffic. Although data and mobile traffic has grown it has not grown as strongly as expected and operators' turnover has not matched the investment in capacity; both new and incumbent carriers have become overextended financially and capital spending has been dramatically curtailed. In this environment, telecommunications equipment vendors, like the Group, have experienced substantial declines in turnover. The speed of this decline has been far

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greater than anticipated and, in this environment, the Group, along with its major competitors, has been unable to reduce the cost base of the business at the same rate and consequently has experienced a significant decline in business performance.

The Directors consider that the slowdown in network equipment sales has been driven primarily by oversupply rather than reduced demand in the end-user telecommunications services markets. Underlying data and mobile traffic growth, driven by broadband, data and mobile services, remains quite strong and, as this absorbs installed over-capacity, the Directors believe carriers will invest in additional infrastructure.

BUSINESS STRATEGY

As a provider of networking technology and services that enables telecommunications operators to evolve narrowband networks to next generation broadband and mobile networks, the Group is now focusing its strategy around:

      - nurturing pre-existing relationships with its customers in current generation technologies (for example, Synchronous Digital Hierarchy
         (SDH) and then evolving these customer networks over time to next generation Dense Wavelength Division Multiplexing (DWDM) optical networks);

      - development and effective marketing of genuine "best in class" solutions; and

      - developing and enhancing the services offered to existing and new customers.

The Group has taken extensive action to reduce the scope of its activities and to rationalise or curtail non-core areas. The Group's near-term objective is to restore its Core businesses to operating profitability (before goodwill amortisation and exceptional items) and generate positive operating cashflow (before exceptional cash costs). In the longer term, the Group aims to develop and expand its product portfolio and markets on a basis that is consistent with its business strategy. The Directors believe that partnerships, where research and development and routes to the market are shared for mutual benefit, will be an increasingly important factor in the industry and expects the Group to be an active participant.

BUSINESS POSITIONING

Development of the Optical Networks Business is a strategic priority for the Group. The Group's objective is to maintain a leading position in the European optical networking markets and to build market share in Central and Latin America as well as the Asia Pacific region. Development of the Network Services Business is the Group's other key strategic objective with the aim of increasing its turnover derived from such services activities.

The Group is also seeking to increase market share in selected product and geographic markets where it has strong customer relationships. Accordingly, the Group will deploy resources in developing its portfolio of fixed wireless transmission and access products as well as its Access Hub multi-service access node.

The Directors believe that the Group has a number of developing or newly developed products which are potentially "best in class" where it has yet to penetrate major new telecommunications company customers. In particular, the Group is focused on developing the North American market for its leading-edge range of multi-service switches and the UK market for its unique class 5 Softswitch solution.

The Group's OPP and North American Access Businesses are being managed for value and ultimately for disposal. The proceeds of these disposals will be used to repay part of the Junior Notes. The North American Access Business may be sold prior to 1 May 2003 in which event the Net Proceeds of the disposal will be applied to increase the cash element of the Marconi Corporation Scheme Consideration (and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of that amount).

ORGANISATIONAL EFFICIENCY AND EFFECTIVENESS

Since September 2001, the Group has embarked on a sequence of substantial cost reduction programmes to reduce sales and marketing, general and administrative and research and development overheads. These programmes remain in place and continue to deliver cost reductions.

Organisationally, extensive rationalisation will continue to be an important part of the Group's strategy in order to reduce costs in all areas of production and overhead. In particular, the supply chain will continue to be restructured to remove excess capacity and reduce break-even points.

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As part of this strategy, the Group will retain control of functions only where it possesses key competencies. Other functions, such as the manufacturing of non-complex products, will continue to be outsourced and the supply chain cost base will be rationalised to a level more in line with expected sales volumes.

THE MARCONI CORPORATION GROUP'S PRINCIPAL ACTIVITIES

The Group is headquartered in London with principal operating sites in Coventry, Beeston, Chorley, Camberley, Liverpool, London, Stafford and Wellingborough
(UK); Florida, Pennsylvania, Ontario, Georgia, Mississippi, North Carolina, Illinois, Texas and Montreal (US and Canada); Genoa, Marcianise and Pisa (Italy); Backnang, Offenburg, Frankfurt and Radeberg (Germany); Madrid (Spain); Melbourne and Sydney (Australia); Beijing, Guilin and Hong Kong (China); Darulam and Kuala Lumpur (Malaysia); Auckland (New Zealand); New Delhi (India); Riyadh (Saudi Arabia); Dubai (United Arab Emirates); Springs (South Africa); Sao Paulo and Votorantim (Brazil); and Naucalpan de Juarez and Huixquilucan Edo de Mexico (Mexico). For the purposes of financial reporting, with effect from 31 March 2002, the Group divides its continuing operations into two segments: Core and Capital.

CORE BUSINESSES

For the purposes of financial reporting, the Group divides its Core activities into two main business types: Network Equipment, comprising Optical Networks, BBRS, European Access, North American Access, OPP and other Network Equipment; and Network Services, comprising IC&M and VAS.

The Group's customer base includes telecommunications companies and providers of internet services for their public networks, and certain large corporations, government departments and agencies, utilities and educational institutions for their private networks.

SALES, MARKETING AND DISTRIBUTION

The Group sells its network equipment and network services using its direct sales force as well as indirect channels such as local partners and distribution partners. The Group's sales activities include sales and marketing organisations in all major geographic regions. There are specialised product marketing groups which support these organisations internally and a central marketing staff which provides strategic direction and customer and market communications support for these organisations externally. Each of these regional organisations has responsibility for account management, sales, technical support and contract negotiation.

The Group's distribution partners include Ericsson, Italtel, Nokia and Siemens. A seven-year agreement with Ericsson was signed in July 1999 that allows Ericsson to market the full range of the Group's SDH equipment throughout the world. In June 2002, the Group announced an additional seven-year agreement enabling Ericsson to source its range of next-generation DWDM optical networking equipment as well as encompassing the existing 1999 agreement on SDH equipment. The Group also entered into a five-year agreement with Nokia in November 1999 to market the Group's SDH and DWDM systems.

CUSTOMERS

The Group benefits from the continued support of its strong customer base which comprises mainly well-established incumbent telecommunications operators and government agencies.

The main customers of the Group's network equipment and services include BT, the Metro City Carriers in Germany, Telecom Italia, the UK Government and Vodafone Group in Europe; BellSouth, Qwest, SBC, the US Federal Government and Verizon in the United States; China Railcom, China Telecom, China Unicom, Telkom Malaysia and Telstra in the Asia-Pacific region; and Brasil Telecom, Telecentro Oeste, Telcel, Telefonica and Telmex in Central and Latin America. These customers accounted for 51 per cent. of the turnover of the Core businesses during the six months ended 30 September 2002.

Customers of the Group's Optical Networks and European Access Businesses are predominantly based in Europe as well as in Asia-Pacific and Central and Latin America. Customers of the Group's BBRS, OPP and North American Access Businesses products and services are predominantly based in the Americas. In addition, the

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Group provides network services to a number of customers in the transportation and utility sectors, mainly in Europe.

Except for BT, each of the Group's customers accounted for less than 5 per cent. of the Group's total turnover and Core turnover for the financial year ended 31 March 2002. For the same period, BT accounted for approximately 9 per cent. of the Group's total turnover and 14 per cent. of the turnover of its Core businesses. During the six months ended 30 September 2002, BT accounted for 15 per cent. of the Group's total turnover and 17 per cent. of the turnover of its Core business. A discussion of certain risks associated with the Group's reliance on a relatively small number of customers is set out in Part II: Risk factors.

The Group has entered into frame contracts with most of its major customers. While the terms of the frame contracts vary from customer to customer, such contracts generally set out the terms and conditions (including pricing) on which the Group will supply a customer with products and services. The length of frame contracts varies from customer to customer and can range from 12 months to five years. Some of the frame contracts establish price and volume expectations which provide the Group with some visibility of expected sales during the terms of the contracts. However, the frame contracts do not typically guarantee the volume or value of products or services actually supplied by the Group, which remain at the discretion of the relevant customer. Near the end of their term, some frame contracts impose an obligation on the parties to negotiate in good faith to agree an extension of the contract.

In some cases, frame contracts contain change of control clauses which may give rise to a termination right as a result of the Restructuring. In any event, customers are not normally contractually bound under their frame contracts to purchase products or services solely from the Group. Customers also often have the right to terminate a frame contract after a specified notice period. Notwithstanding the flexibility customers have in terms of the volume and value of the orders they place and whether they place those orders with the Group or one of its competitors, customers will often have a commercial incentive to continue to purchase all of their requirements for certain types of products and services from (and to have those parts of their networks serviced by) the Group.

A discussion of certain risks associated with termination rights triggered as a result of the Restructuring is set out in Part II: Risk factors.

NETWORK EQUIPMENT

The Group designs and supplies communications systems that transmit and switch voice, data and video traffic predominantly in public networks. The Group's Network Equipment products include optical networking systems, broadband and narrowband switches, routers and aggregation devices, wireless transmission systems and software management systems. In addition, the Group sells outside plant and power products for use in communications networks.

Aggregate sales for all of the Group's Network Equipment businesses for the financial year ended 31 March 2002 were L1,804 million (39.5 per cent. of total Group sales) compared to L3,359 million (48.4 per cent. of total Group sales) in the year ended 31 March 2001 and L2,583 million (45.1 per cent. of total Group sales) in the year ended 31 March 2000. Aggregate sales for the Group's Network Equipment businesses for the six months ended 30 September 2002 were L600 million (54.2 per cent. of total Group sales).

OVERVIEW OF THE PUBLIC NETWORK MARKET

Historically, government-owned or government-regulated monopolies have operated public networks, which traditionally transmitted voice calls between users. Privatisation and deregulation of public networks contributed to the entry of a large number of new companies into the public network market, offering new voice, data and video services.

The public network markets in which the Group operates are highly competitive. The Group's principal competitors include Alcatel, Cisco Systems, Ericsson, Fujitsu, Lucent Technologies, Nortel Networks and Siemens. The primary method of competition in the public network market is the widespread use of open bids for equipment purchases. Buyers use a combination of factors to evaluate bids, including price, technical compliance, ability to deliver in the required timescale and provide after-sales support, financial stability and long-term viability. A number of competitors have substantial technological and financial resources (including research and development resources) and operate in all significant market segments of the industry. As the public

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network and private network markets converge, other specialist companies in the information technology sector may also emerge as strong competitors. In addition, competitors may emerge in rapidly developing telecommunications markets such as China. A description of risk factors relating to the Group's ability to remain competitive through R&D investment is set out in Part II: Risk factors.

A typical public network can be portrayed as comprising three high level layers. These are the service, switching and transport layers. Traffic in the network is moved around the network by equipment in the transport layer and routed to different points in the network by equipment in the switching layer. Equipment in the services layer defines and makes available the service associated with each particular class of network traffic, for example voice, data or video services. Public networks, which comprise the three layers above, can typically be either access, metro or core networks, depending on the connections they establish. The access network typically connects an end user of a service to a network operator's local exchange (where switches are located). The core network usually connects an operator's major points of presence, for example, the routes between two cities. The metro network typically provides connections between the access and core networks - for example, between a major city and the various local exchanges or points of presence within a particular geographic region.

The Group's equipment can be found in most parts of the typical public network with its optical products predominantly operating in the transport layer, its multi-service switches and softswitch in the switching layer and its range of access products found in most layers of the access network.

OPTICAL NETWORKS

Communications service providers primarily use three technology standards, SDH, SONET and DWDM, to transmit voice, data and video traffic over fibre optic communications networks. DWDM is a relatively new transmission standard that is used worldwide. SDH is the digital transmission standard that is used in most regions except North America and Japan, where SONET is the predominant standard that is used. In June 2002, the Group announced that it was ceasing development of its SONET products because of continuing weak market conditions. The Group has not made material sales of SONET products. The Group's Optical Networks products contributed 16.1 per cent. of total Group sales in the year ended 31 March 2002, and 21.9 per cent. in the six months ended 30 September 2002. During the latter period, sales were predominantly in Europe and Asia, with the remainder from the Americas.

The Group has focused its development on a comprehensive range of optical transmission equipment based on SDH and, more recently, DWDM. A discussion of the risks associated with the telecommunications market is set out in Part II:
Risk factors.

      - Synchronous Digital Hierarchy: The Group was a pioneer of SDH technology following its introduction in the early 1990s, and has continued to introduce next generation SDH products. The Group is a leading supplier of SDH transmission equipment within Europe and has a tenable position in other markets including the Asia-Pacific market. SDH contributed approximately 85 per cent. of the Optical Networks Business's sales in the year ended 31 March 2002 and approximately 80 per cent. in the six months ended 30 September 2002.

         The Group's add-drop multiplexers transport voice, data and video traffic streams over ring-based optical fibre networks to provide protection against network failures. The Group's line systems transport high-capacity voice, data and video traffic streams between major traffic centres. The Group also supplies cross-connects to provide points of flexibility and restoration within an SDH network and to switch traffic streams from one transmission line to another. Over the next twelve months, the Group intends to launch a number of more cost effective next generation SDH products with greater functionality, for use both in core networks and for connecting residential and business customers to the core network, such as its SMA Series 4 range of add-drop multiplexers and the MSH range of cross-connects announced in September 2002.

      - Dense Wavelength-Division Multiplexing: DWDM is the transmission of closely spaced signals through a single optical fibre using wavelengths, each of which functions as a separate, independent signal, and allows the capacity of installed optical fibre to be increased substantially to meet future growth in demand for voice, data and video traffic capacity. The Group's DWDM equipment is complementary to the Group's SDH equipment and enables service providers to increase significantly

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         the bandwidth of installed fibre optic cabling and still use the existing network infrastructure. Over the past few years, the Group's share of the next generation DWDM market in Europe has grown significantly.

         The Group has already established a tenable market position with its photonic line system (PLx). The Group has recently launched a soliton-based, ultra-long-haul photonic line system (UPLx) that extends the distance that traffic can be transported before regeneration of the signal is required. The Group is developing this product specifically for ultra and extended long-haul DWDM networks which will have much higher per fibre capacity than SDH or SONET networks. The Group has announced its first order for this product in Australia. In 2000, the Group launched a remotely re-configurable photonic add-drop multiplexer
         (PMA). This product allows traffic streams to be inserted and removed from a transmission ring without disturbing other traffic streams. The Group has also developed a range of point-to-point and ring-based Metro products (PMM). DWDM contributed approximately 15 per cent. of the Optical Networks Business's sales in the year ended 31 March 2002, and approximately 15 per cent. in the six months ended 30 September 2002.

         The Group's DWDM equipment is complementary to the Group's SDH equipment and the Group intends to take advantage of its positions in the SDH markets of Europe, Central and Latin America and Asia Pacific to sell its DWDM products to its existing SDH customer base as well as to new customers, wishing to make a cost effective and simple increase in their available bandwidth.

The Group's transmission equipment is managed by its network management system (ServiceOn). ServiceOn provides a broad range of management functions required by a network operator. It can be used by service providers to remotely re-configure their networks in accordance with changing traffic patterns. ServiceOn also provides network performance information and has fault detection capability to support the day-to-day operation of the network.

The Group's broad portfolio of Optical Networks products, coupled with scalability and ease of upgrade, enables it to sell optical networks to its customers which optimise network design and cost for those customers. The Group's focus on overall optical networks solutions, rather than single product solutions, enables it to design more cost effective networks and to integrate future product offerings over the life of frame contracts. The Directors believe that the Group's installed base of SDH equipment, deep customer relationships, superior knowledge of the incumbent network design, and interoperability of its products with that installed base of SDH equipment, are an important competitive advantage for both the existing and new SDH and DWDM product ranges.

The Group's objective is to maintain a leading position in the European optical networking markets and to build market share in the Asia Pacific region as well as Central and Latin America.

BROADBAND ROUTING AND SWITCHING

In 2001, the Group refocused its technical and commercial resources in the BBRS Business towards customers requiring more resilient networking platforms of the sort found in carrier class networks, namely government and military agencies, selected telecommunications service providers and other large corporations. BBRS also continues to provide support services to its approximately 1,000 US Federal Government, service provider and enterprise customers. The Group's single largest customer of BBRS products is the US Federal Government with whom the Group has enjoyed a long relationship. To date, this has resulted in an installed base of BBRS products in US Federal Government communications networks of approximately US$1.3 billion in value.

The BBRS Business contributed 4.6 per cent. to the Group's sales in the year ended 31 March 2002 and 6.6 per cent. in the six months ended 30 September 2002. The BBRS Business' sales are made predominantly in the North American market and these sales accounted for 4.3 per cent. of total Group sales in the latter period.

The Group's products address the three principal packet-oriented protocols in use today: asynchronous transfer mode (ATM); internet protocol (IP); and multi-protocol label switching (MPLS), an emerging standard which provides greater predictability, Quality of Service (QoS), and differentiated service levels for IP-based data, voice and video communications when compared with services available over traditional, connectionless IP networks.

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The Group's principal products comprise a range of multi-service switch-router devices that both establish the physical communication links between end points, as well as determine the optimal route across the network. In addition, the Group also develops and sells a range of integrated access devices (IADs) which are cost-effective solutions supporting converged voice, data and video transmissions over a single circuit. The Group has focused on the sale and support of its ASX-200BX, ASX-1000 and ASX-4000 range of multi-service switches, while continuing the development of its recently-launched next generation BXR-48000, which the Directors believe provides the highest capacity of any multi-service switch currently available in the telecommunications industry.

The Group's switch router product platforms, such as the ASX-4000 and BXR-48000 are designed to support communications traffic transmitted by ATM, IP and MPLS protocols. They are designed to enable operators to build on their existing switching and routing infrastructure to continue to support their legacy services while offering the flexibility and scalability to roll-out next generation IP, wireless and packet voice services. They are also designed to enable operators to reduce their capital investment and operating costs.

The ASX-4000 can switch at transmission speeds ranging from 10 to 40 gigabits per second (Gbps) and can be positioned either within the core, or at the edge, of service provider networks or high-capacity private networks. Recent developments of the ASX-4000 switch include applications to allow service providers to transport voice traffic over packet switched infrastructures such as ATM (VOA) or IP (VoIP).

The BXR-48000 can operate at transmission speeds ranging from 40 Gbps to 480 Gbps. It can be configured as a very high capacity router or a very high capacity switch. Routers function in the IP (packet) networking domain, while switches typically operate in the traditional voice, Frame Relay and ATM domains. In March 2002, following technical trials on the first BXR-48000 unit, the US Department of Defense's Naval Research Laboratory (NRL) demonstrated the high performance, high security, speed, reliability and functionality of this product and subsequently, in September 2002, the US Department of Defense placed a firm order for the product. The military-grade capabilities demonstrated by the BXR-48000 are equally applicable for the voice, video, data and multiservice networks of service providers and large non-military institutions. In December 2002, the Group announced a further sale of the BXR-48000 to a leading European financial institution.

The Group also provides support services to customers of its BBRS products. The Group reports these revenues within its Network Services segment. The BBRS Business service offerings range from routine technical support and assistance for its switch-routers, to dedicated, on-site project and programme support for complex network environments.

Within the broadband switching and routing market, the Directors believe that the IP router market will be a significant source of potential growth in the longer term due to the continued growth in IP traffic and the launch of new services such as VoIP. It should be noted, however, that the introduction of these new services is dependent on the development of technologies that permit the "toll-grade" transmission, over IP, of voice and real-time multimedia services. In the meantime, concern from carriers and security sensitive private network operators over the security and reliability of their networks are expected to lead to continued growth in the ATM market.

Consequently, the Directors intend to continue to focus the Group's research and development on the further development of its multi-service products which support ATM, IP and MPLS protocols. In particular, the Group's BBRS equipment is designed to enable carrier operators to address the divergent demands of today's difficult market environment. The market demands continued support for the ATM networks that transport today's services as well as providing a safe and viable migration path for the convergence of these networks with data oriented IP networks. The BXR-48000 is a key strategic platform through which the Group aims to deploy further its range of BBRS products into the networks of large telecommunications providers. As part of the Restructuring, it is proposed that the BBRS Business be contractually separated or ringfenced from the rest of the Group.

EUROPEAN ACCESS

Access equipment connects the end user to a service provider's switch or local exchange across what has been traditionally known as the "last mile" or "local loop". This is the physical wire, fibre or wireless link that runs from a subscriber's telephone set or other communications device to the service provider's local exchange. The Group designs, manufactures, sells and supports a range of access equipment which maximises the capabilities of

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physical transport media, including copper telephone lines, fibre optics, and both licensed and unlicensed wireless spectra. The Group's access systems activities have undergone significant rationalisation and are now focused on leveraging the Group's reputation and relationships in Europe to continue penetration of key customers with fixed wireless, Access Hub and voice software systems. The European Access Business contributed 8.4 per cent. of total Group sales in the year ended 31 March 2002 and 11.6 per cent. in the six months ended 30 September 2002. During the latter period, approximately 85 per cent. of the European Access Business' sales were in Europe, 12 per cent. in Asia Pacific, with the remainder in Central and Latin America.

The principal access systems products are:

      - Digital Subscriber Line Access Multiplexers (DSLAMs). These products are typically located within an operator's local exchange on one end of the subscriber loop providing broadband internet/DSL data services. The Group's Access Hub, which can be configured as an advanced high density DSLAM, also incorporates integrated ATM edge switching and IP multi-casting functionality, enabling it to perform as a broadband aggregator for multiple applications including voice, video and data services as well as providing conventional DSLAM functionality, such as asymmetric digital subscriber line (ADSL) capabilities. This next generation product offers one of the highest port densities available in the industry and is optimised for ease of configuration and management. The Group launched its Access Hub platform in 2001 and has already won two major frame contracts with Telecom Italia and Telkom (South Africa). Another customer of the Group is Wind (Italy).

      - Fixed Wireless. The Group's Skyband MDRS product family encompasses the Group's point-to-point (PtP) portfolio which offers long and short haul SDH transmission for services ranging from trunk networking, local access bypass and mobile network feeder applications. The Group's Skyband MDMS point-to-multi-point (PtMP) portfolio offers cost-effective broadband wireless solutions ranging from 2.4 Ghz to 32 Ghz, depending on the country's frequency allocation, and supports subscriber voice and broadband data, using both standards-based and optimised techniques. The Group's radio planning and installation services enhance the Group's ability to offer customised, cost-effective solutions for network operators and service providers. The main customers of the Group's range of fixed wireless access products include mmO(2) (Germany) and E-plus (Germany).

      - Voice Systems. The Group provides switching hardware and software to telecommunications and media carriers in both legacy narrowband and next generation networks. The three main activities are:

        - Narrowband Switch Support. The Group continues to supply upgrades and extensions to its significant installed base of narrowband voice telephony systems (System X). The majority of this installed base is in the UK. Upgrades and extensions have been driven by the need for operators to adapt their networks to changing traffic patterns, predominantly caused by the growth in internet traffic.

        - Softswitch. This next generation product is a system which builds on many of the features of the narrowband switch allowing network operators to combine their traditional telephony services with broadband multimedia and high-speed data services across a single broadband packet switched network. The Group's Softswitch is currently one of only a limited number of products, offering full class 5 capability available in the market. It can therefore address both public and private network applications and has been designed to allow customers significantly to reduce the cost of operating their networks. The Group's Softswitch has been installed in the Dubai Marina project where it is currently delivering voice and multimedia services and is undergoing trials with a number of customers in the United Kingdom. In December 2002, the Group announced the sale of its Softswitch system to support Jersey Telecom's roll out of a suite of commercial and residential broadband services.

        - Intelligent Networks. As legacy narrowband services have evolved, operators have experienced an increasing need to provide additional value added services that can be billed to individual subscribers. The Directors believe the Group's Intelligent Networks products are amongst the leading products in the UK market in the provision of hardware and software for fixed networks that allows carriers to offer a range of enhanced voice services, beyond those contained in existing narrowband switching products. These services, such as 0800 numbers, voicemail, call waiting

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           and ringback, can be controlled from a small number of service points where data and applications can be stored and updated centrally. Intelligent Network products also work with switches from other manufacturers, increasing their attractiveness to operators whose systems contain a range of products.

        The services offered by these products provide differentiating capability for the Group's customers. The Group therefore undertakes directly customer funded developments as well as Group-funded research and development. The Voice Systems activities' primary geographical market is the UK where the Group has a strong position in the UK circuit switching market, and the Group is an equipment supplier to customers such as BT, Cable and Wireless, NTL and Telewest, each of which relies on the Group for upgrades and care and maintenance of installed equipment. The Group's narrowband switching products are deployed in approximately 70 per cent. of BT's local telephone exchanges and are central to the UK public service telephone network (PSTN). The Group's initial market entry for its new Softswitch product is seen as the confluence of the growth in IP Voice, IP managed VPN, and the growth of DSL. This creates an opportunity to develop a new range of cost-effective services for corporations, by extending the reach of their private networks to smaller locations and, through DSL connectivity, uniquely to home workers.

        Initially establishing the Softswitch as a major supplier in this sector will provide the foundation for further expansion into small to medium sized enterprises and then pure residential services (as opposed to corporate home worker).

      - Other Access Products. The Group has a range of other access products that are deployed in its customers' networks, including its Deep Fiber DMP product. This product brings the high bandwidth of the core fibre network into the access network.

NORTH AMERICAN ACCESS

The Group designs, sells and supports a range of copper and fibre based access platforms for markets that use North American communications standards. The Group's largest customers are BellSouth and Sprint and the Group is one of the main suppliers of digital loop carrier systems by market share in North America. The North American Access Business contributed approximately 5 per cent. of total Group sales in the six months ended 30 September 2002.

The Dutch Link Control (DLC) DISC*S(R) family of products provide copper based access for voice and data services. The Group has provided over ten million lines of digital local loop equipment based on the DISC*S(R) platform throughout the United States, and has recently introduced a smaller footprint broadband high density version of the platform.

The Group's fibre to the curb solutions support a mix of voice, broadband data and video services to each customer. They deploy fibre all the way to a curbside pedestal and utilise copper or coax cables only for the short final drop to the customer's premises. As part of the Restructuring, it is proposed that the North American Access Business be contractually separated or ringfenced from the rest of the Group.

The North American Access Business has undergone significant rationalisation and is being managed for value and ultimately for disposal. The proceeds of this disposal will be used to repay part of the Junior Notes. The North American Access Business may be sold prior to 1 May 2003, in which event the Net Proceeds of the disposal will be applied to increase the cash element of the Marconi Corporation Scheme Consideration (and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of that amount).

OUTSIDE PLANT AND POWER

The Group is one of the major providers of OPP products and services in North America. The Group is one of the major suppliers to Qwest, Verizon BellSouth, SBC, Sprint, AT&T and WorldCom. In addition, the Group is a supplier to AT&T, Verizon, Cingular, Telcel and US Cellular. The Group currently has contracts to provide services to Bechtel in the building of wireless networks for AT&T and Cingular. The OPP Business contributed 5.4 per cent. of total Group sales in the year ended 31 March 2002, and 7.2 per cent. in the six months ended 30 September 2002.

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The OPP Business has three primary product lines:

      - Outside Plant supplies connection, protection and enclosure products for the local loop, and is a supplier in enclosure design such as thermal management and analysis, water and dust intrusion, equipment packaging techniques and corrosion resistance. Although these are primarily passive hardware products, the trend of placing sensitive electronics outside the local exchange and closer to the subscriber requires increasingly sophisticated enclosures and static protection. The connection and protection products include distribution pedestals, building entrance terminals, cross connect terminals, cable television enclosure products, fibre optic splice enclosures, large electronic configuration cabinets, central office main distribution frames, heat management systems, power surge protection devices and connection blocks and terminals. The enclosure products are metal and plastic cabinets that house equipment such as power supplies, connection products, and digital and wireless transmission equipment.

      - Power supplies power systems to service providers and telecommunications equipment manufacturers for the local loop, local exchange switching, wireless sites and other customer equipment such as computer networks. The Group's power products and systems include large power systems for local exchange applications, smaller cabinet power systems with "plug and play" flexibility, modular power systems, custom power subsystems sold to OEMs, DC distribution and DC-DC conversion systems and traditional ringing and signalling equipment. The Group's family of power products is marketed under Vortex(R), Lorain(R) and other brand names and is based on a single integrated platform suitable for multiple wireline and wireless applications. This microprocessor-based "plug and play" architecture allows for software-based configuration, management, monitoring and local and remote power system access that is easily expanded for system configuration and control.

      - Services provides customers with software that allows for remote monitoring and control of power systems as well as complete programme management support for communications systems deployment. Additionally, the Group provides a range of customer services, including site contract maintenance and breakdown service, spare parts provisioning, equipment depot repair, and training.

The OPP Business's principal geographic markets are in North America and Central and Latin America. As part of the Restructuring, it is proposed that the OPP Business be contractually separated or ringfenced from the rest of the Group.

OPP is being managed for value and ultimately for disposal. The proceeds of this disposal will be used to repay part of the Junior Notes.

OTHER NETWORK EQUIPMENT BUSINESSES

Other Network Equipment businesses contributed 2.6 per cent. of total Group sales in the year ended 31 March 2002, and 2.6 per cent. in the six months ended 30 September 2002. These comprise mainly the following businesses:

      - Marconi Interactive Systems (MIS): MIS manufactures payphones and multimedia terminals which range from an indoor "desk top" phone through to sophisticated street multimedia terminals which have voice telephony and internet access capability. The business is predominantly UK-based and sells primarily to the major public network customers such as BT, Telecom Italia, Singtel, Telenor, Teledanmark and, through Loxley Business Information Technology Company Limited, TelecomAsia.

      - Network Equipment -- South Africa: The Group's operations in South Africa include the design, manufacture and supply of a range of terminal products including telephones, PABX key-systems and public payphones. On 23 December 2002, the Group disposed of its 51 per cent. interest in its optic fibre cable and copper cable business (ATC (Proprietary) Limited).

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NETWORK SERVICES

The Group's Network Services activities comprise a broad range of support services to telecommunications operators and other providers of communication networks. The Group supports both its own products as well as those of other vendors of network equipment.

Aggregate sales of all Network Services activities for the financial year ended 31 March 2002 were L969 million (21.2 per cent. of total Group sales), compared to L1,016 million (14.6 per cent. of total Group sales) in the year ended 31 March 2001 and L543 million (9.5 per cent. of total Group sales) in the year ended 31 March 2000. Aggregate sales in the six months ended 30 September 2002 were L392 million (35.4 per cent. of total Group sales).

OVERVIEW OF THE NETWORK SERVICES MARKET

The substantial reduction in sales of network equipment has led to corresponding reductions in the network planning, installation and commissioning services associated with the sales of new products. However, as network operators have sought to reduce expenditures to cope with excess capacity, the requirements for maintenance and support have continued and in some cases new opportunities have emerged as operators have sought to consolidate vendors and outsource additional services. The Directors believe this is a trend that is expected to continue and to mitigate, to some extent, the decline in sales of services related to new products sales.

The fragmented nature of the network support services market means there are no dominant competitors in the provision of services to the public network market. However, major telecommunications vendors, such as Alcatel, Cisco Systems, Ericsson and Lucent Technologies are extending their service capabilities to offer total solutions in direct competition to the Group. Major information technology and systems integrators, such as CSC, EDS and IBM, are now offering telecommunications solutions to their customers. Furthermore, independent service and support organisations such as Dimension Data and Telindus offer a broad portfolio of services.

The principal method of competition in this market is through open bidding. Services may also be sold as a part of, or linked to, equipment sales.

SERVICE OFFERINGS

The Group provides plan, build and operate support services to both fixed line and wireless network operators in many countries around the world. The Group targets customers in the service provider, large scale "carrier class" markets and in the government, transport and utilities sector. The services segment has two main sub-groupings:

- Installation, Commissioning and Maintenance (IC&M) comprises the following activities:

      - Customer Fulfilment provides project management, installation and commissioning, field engineering support and customer training. The main markets are the UK, North America, Germany and Italy. The North American activities are associated with the OPP Business and will be included in the Ringfenced Entities post-Restructuring.

      - Managed Services supports the installed base of the Group's equipment worldwide through technical support, on-site maintenance and spares & repairs management. Managed Services also remotely monitors, manages and supports customers' live networks. Services are provided from a global network of technical assistance centres (TACs), stock hubs and network operation centres (NOCs). The Group operates thirteen TACs (five in the US, two in the UK, two in the rest of Europe, two in Canada, and one in each of Japan and Australia) offering around-the-clock telephone assistance to customers. It also has five NOCs (one in each of Australia, Germany, Italy, the UK and the US) for remote monitoring, fault diagnosis and network repair. The Group can support its own product range as well as products supplied by other communication equipment companies.

      - Operational Support Systems provides the software systems and systems integration services that enable operators to maximise the efficiency of their networks and the quality of the services they provide to customers.

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      The bulk of these services are related to the sale of the Group's products, although there is also considerable experience of working with equipment from other vendors.

-      Value-Added Services (VAS) comprise the following activities:

      - Integrated Systems provides plan, build and operate services on major complex projects for non-telecommunications businesses in market sectors such as transportation and government. The projects involve planning, building, operating and supporting carrier class telecommunications infrastructure and are generally long-term. The principal geographical markets are the UK, Germany and the Middle East.

      - Wireless Services provides radio frequency consulting services to both wireless and wireline network operators. These are primarily consulting and contractual services for site acquisition, mast design and construction, radio frequency cell site planning and network optimisation. The Group's radio planning and installation services enhance the Group's ability to offer customised, cost-effective solutions for network operators and service providers. In North America the primary focus is on radio cell site planning and network optimisation. In Europe, the Middle East and Africa (EMEA), the principal geographical markets are the UK, Saudi Arabia, the Netherlands and Germany.

      - Managed Services provides customer support services associated with the Group's BBRS equipment. These will be included in the Ringfenced Entities post-Restructuring.

The services businesses have developed within the Group over a number of years. In EMEA, installation and commissioning services were necessary to support equipment sales to service providers. In North America, the business developed through supporting the data networking and power markets. The Integrated Systems activities have developed organically to support complex mission critical network projects for large enterprises. Wireless Services evolved from the acquisition of APT in the UK, TI Projekts in Germany and MSI.

The Directors intend to continue to drive process and efficiency improvements throughout Network Services' operations to reduce costs, improve customer satisfaction and increase both revenues and margins. In addition, the Directors intend to increase the proportion of equipment sales that include support contracts and more cross-selling of existing services across markets and customers.

Within Integrated Systems, the key initiative is to expand out of the strong UK base into carefully selected overseas markets (primarily Germany and Austria) through a combination of skills transfers and working with selected partners.

The Directors intend to grow the Wireless Services business by targeting mobile network operators operating 2G networks and planning 3G networks and equipment vendors providing turnkey projects to the mobile network operators who require service partners.

CAPITAL BUSINESSES

The Group's Capital Businesses comprise certain non-core businesses that the Group manages for value and ultimately for disposal. Activities in Capital include the Group's holdings in:

      - EASYNET GROUP PLC: On 26 July 2001, the Group merged its 92 per cent. interest in ipsaris Limited into Easynet Group Plc (Easynet), a UK registered company listed on the London Stock Exchange, acquiring 71.9 per cent. of the issued share capital of Easynet and control of 49.9 per cent. of Easynet's issued voting capital. Easynet's share capital comprises voting ordinary shares and non-voting convertible shares. The closing of the Ultramast Limited capital reduction on 24 February 2003 and the settlement of the litigation associated with Ultramast Limited provided for the Group to acquire approximately a further 1.3 million ordinary shares in Easynet; certain of these shares will be converted into convertible ordinary shares so that the Group will not own more than 49.9 per cent. of the voting ordinary shares. Easynet operates an internet network and data centre infrastructures. In the UK, Easynet has a national broadband network. Easynet is accounted for as an associate in the Group's consolidated accounts.

      - BOOKHAM TECHNOLOGY PLC: On 17 December 2001, the Group sold its optical components business to Bookham Technology plc (Bookham) in exchange for 9 per cent. of the issued ordinary shares of

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         Bookham. Bookham is a provider of optical components to the Group and other network equipment vendors. Pursuant to a subsequent agreement between Bookham and Nortel Networks Corporation. Marconi Corporation now owns approximately 6 per cent. of Bookham.

      - Capital also includes the Group's Italian-based Public Mobile Radio Networks business, which develops base stations and controllers for 3G networks.

Other activities in Capital include a number of minor activities, investments and assets.

RESEARCH AND DEVELOPMENT

The Group expended approximately L486 million, or 17.7 per cent. of total Core sales, on research and development (R&D) in its Core businesses in the financial year ended 31 March 2002 (year ended 31 March 2001: L493 million). All of this amount was funded by the Group. During the six months ended 30 September 2002, the Group expended approximately L163 million, or 16.4 per cent., of total Core sales on R&D in its Core businesses.

The Directors intend the Group to continue to provide a competitive product portfolio building on existing market leading characteristics across its core product areas despite this reduction in expenditure. As revenues stabilise, the Directors intend that R&D expenditure will amount to approximately 10 per cent. of expected Core sales.

Optical Networks accounts for the Group's largest product portfolio and generates the largest revenue base. Optical Networks R&D expenditure reflects this representation and accounted for almost 40 per cent. of the total R&D expenditure in the Group's Core businesses during the six months ended 30 September 2002 (six months ended 30 September 2001: 30 per cent.). Current R&D projects have been selected on the basis that they are expected to yield a higher overall return for the Group. The Group is maintaining continued investment in next generation SDH products, in particular its recently launched Series 4 product range which has been designed to be more cost effective and offer service providers greater functionality than previous generations of the product. It is also focusing on the development of its next generation optical cross connect, the MSH range, its Metro product range, which is designed for metropolitan applications, as well as its long-haul DWDM products and further upgrades to the Group's network management software with the creation of elements to allow new product network integration and the development of a network control layer. Investment in network management should ensure that the Group's customers will retain a full optical network solution, which evolves along with individual product developments.

The BBRS Business accounted for 23 per cent. of R&D expenditure in the Group's Core businesses in the six months ended 30 September 2002 (six months ended 30 September 2001: 21 per cent.). Over half of this expenditure was focused on the development of the Group's new multi-service core switch, the BXR-48000. In November 2002, the Group demonstrated its ability to support the transport of encrypted high speed data and high definition videos streams over the BXR-48000 using its newly developed 10 Gbps OC-192c ATM interface card. Ongoing initiatives on the BXR-48000 are focused on enhancing the product's IP functionality. Other ongoing programmes include the further development of the ASX-4000 switch to incorporate applications which will allow customers to transport voice traffic over ATM and IP infrastructures.

R&D expenditure across the Group's European Access and North America Access Businesses combined, accounted for 25 per cent. of total R&D in the Group's Core businesses in the six months ended 30 September 2002 (six months ended 30 September 2001: 35 per cent.). During the first calendar quarter of 2002, the Group carried out an in-depth review of its complete portfolio of access solutions. This review was based on an evaluation of the forecast levels and timing of returns on investment and the cash generation potential of each product line. Following the review, the Group streamlined its portfolio of access technologies and refocused its R&D expenditure. In Europe, investment now only occurs in products that meet European Technology Standard Institute (ETSI) requirements and that will build on current market and customer positions. Consequently, R&D is being targeted on three key product ranges: the Access Hub platform, the Skyband fixed wireless access products and the Softswitch. Planned future developments of these products include the ability to aggregate traffic from 3G mobile base stations into the Access Hub, the addition of further frequency bands and voice and video functionality in the design of the fixed wireless products and the addition of further features and functionality to the Softswitch. R&D investment in North American access products has been
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reduced and the Group has announced that while continuing to pursue sales opportunities and offer full support, care and maintenance for its existing copper and first generation fibre access products, it will not undertake further investment to develop next generation upgrades. In particular, the Group has discontinued investment in its next generation Fiber-to-the-Home solutions. Ongoing R&D efforts are focused on reducing the costs of existing products.

The remaining R&D investment in the six months ended 30 September 2002 related mainly to outside plant and power products and wireless software. The Group is currently focusing its R&D efforts in the OPP Business towards the completion of its next generation power platform and web-based monitoring system. Smaller projects are also under way to develop customer specific products as well as redesigning the current product portfolio to reduce costs. The Group's wireless R&D efforts are focused on two product streams, OSS solutions and Wireless Network Planning solutions.

A discussion of certain risks associated with the Group's R&D is set out in Part
II: Risk factors.

INTELLECTUAL PROPERTY

The Group owns a number of Intellectual Property rights including Patents, trade marks and registered designs throughout the world. The Group has a number of Patent and know-how (and other) licences from third parties relating to products and methods of manufacturing products. The Group has also granted Patent, software and know-how (and other) licences to third parties.

Because the Group has previously developed some of its technologies through customer-funded research, it may not always retain proprietary rights to the products it develops.

The Group relies on Patents, trade marks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect its proprietary technology and to protect against claims from others. Infringement claims have been and may continue to be asserted against the Group or against its customers in connection with their use of the Group's systems and products. The Group cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly and time-consuming to resolve and could result in the suspension of the manufacture of the products utilising the relevant Intellectual Property. In each case, the Group's operating results and financial condition could be materially affected. See paragraph 14 of Part
X: Additional information for a discussion of significant legal proceedings.

The "Marconi" trade mark used by many of the Group's businesses is identified with and important to the sale of the Group's products and services. It is either registered or the subject of an application for registration in approximately 120 territories, including all of those territories which the Group currently views as being its major trading territories. A discussion of certain risks associated with Intellectual Property rights is set out in Part
II: Risk factors.

As part of the Restructuring, certain intellectual property rights relating to the US Businesses will be "ringfenced". Further information is set out in Part
VII: Further information relating to the Restructuring under the heading "Intellectual Property Arrangements".

DIVIDEND POLICY

Under English law Marconi Corporation may only pay dividends out of profits available for distribution. Marconi Corporation intends to apply to court to cancel its Non-Voting Deferred Shares and its share premium account (including the share premium account arising on the issue of the Marconi Corporation Shares to be allotted pursuant to the Marconi Corporation Scheme) to create a reserve which will be applied in writing off the accumulated losses on its profit and loss reserve. It is anticipated that this Capital Reduction will become effective shortly after Admission, although no assurance can be given that the application will be successful. Although the future ability of Marconi Corporation to pay a dividend will be facilitated if the Capital Reduction is effected, Marconi Corporation will be restricted from paying dividends under the terms of the indentures governing the Notes (further details of these arrangements are contained in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed). Accordingly, the Directors do not expect Marconi Corporation to pay a dividend in the foreseeable future.

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A discussion of certain risks associated with the Dividend Policy is set out in
Part II: Risk factors and a further discussion of the effect of the Capital Reduction on the Dividend Policy is set out in Part VII: Further information relating to the Restructuring.

CURRENT APPLICATION OF CRITICAL ACCOUNTING POLICIES

Marconi Corporation prepares its financial statements in accordance with UK GAAP. Marconi Corporation's financial statements describe the significant accounting policies used in their preparation. The preparation of such financial statements requires the Group to make estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Such estimates are based on historical experience and various other assumptions considered reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Directors believe that the following are some of the more critical judgement areas in the application of its accounting policies that currently affect the Group's financial position and results of operations.

The development and selection of these critical accounting estimates have been discussed with the audit committee.

REVENUE RECOGNITION

Revenue is recognised when all of the following conditions are satisfied: 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

It is common for the Group's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

IMPAIRMENT OF LONG-LIVED ASSETS

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):

      a. a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

      b. a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

      c. a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product

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demand and technological development, costs of labour and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. Changes in estimates of future cash flows can affect the determination of the net realisable value or its value-in-use of the relevant fixed asset.

CONTINGENT LIABILITIES

The Group is subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against the Group relating to class shareholder actions and the conduct of its business, including those pertaining to patents, environmental, safety and health, employment and contract matters. The Group is required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with, where appropriate, the assistance of outside legal counsel to formulate best estimates of the expected outcome and settlement. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably to the Group compared to amounts estimated.

PENSION AND OTHER POST-RETIREMENT BENEFITS

Pension and other post-retirement benefits costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While the Directors believe that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits and the resulting liability.

PRODUCT WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. Actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If the Group were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Group's gross margins could be adversely affected.

FINANCIAL OBJECTIVES

Upon completion of the Restructuring, the Directors expect the Group will be better positioned to compete effectively in the areas of the telecommunications market on which it has chosen to focus. Although the Group's principal markets remain difficult, they are expected, at some stage, to recover as customers continue to evolve existing narrowband networks to broadband data and next generation mobile networks. In due course, this should allow the Group once again to grow profitably, assuming the telecommunications market improves.

In the near-term the Group's financial strategy is to continue to reduce its total cost base to levels at which it can generate operating profit (before goodwill amortisation and exceptional items) and to manage its capital expenditure and working capital in order to convert operating profit to positive operating cash inflows (before exceptional cash costs).

The Directors do not expect to rely on market recovery in order to achieve the Group's target gross margin during the financial year ending 31 March 2004. The achievement of the Group's longer-term objectives is, however, dependent on an increase in sales following the expected improvement in the market for the Group's products and services.

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Further information in relation to the Financial Objectives is described in Part
III: Management's discussion and analysis of financial condition and results of operations. A discussion of certain risk factors that could affect the Directors' expectations with respect to the Group's return to operating profitability and ability to generate positive operating cash flow, is set out in Part II: Risk factors.

GROSS MARGIN IMPROVEMENT

The Directors expect to achieve a gross margin run-rate in the range of 24 to 27 per cent. of sales in the Core businesses during the financial year ending 31 March 2004. Of this, the Directors expect that the Group's US Businesses would contribute a gross margin run-rate in the range of 33 to 35 per cent. of sales while its businesses in Europe and the rest of the world would contribute a gross margin run-rate in the range of 23 to 26 per cent. of sales. The run-rate for the US Businesses has not been adjusted to take into account the disposal of any of the US Businesses.

The Directors aim to drive future gross margin improvement through focusing on sales of higher margin products and services, further supply chain rationalisation and additional planned product cost reductions (being materials and engineering cost reductions).

In the longer-term, assuming the market recovers, a gross margin run-rate in excess of 30 per cent. is expected to be achievable. The Group will need to benefit from increased sales volumes over time in order to achieve this level of gross margin. When setting this longer-term target, the Directors have assumed that the Group will continue to be able to achieve annual product cost savings at least equal to the level of expected annual price reductions.

OPERATING COST REDUCTION

The Directors aim to reduce operating overheads, comprising research and development, sales, marketing, general and administrative costs but excluding goodwill, amortisation and exceptional items for the Core businesses, including OPP and North American Access, to a run-rate of below L450 million during the financial year ending 31 March 2004.

The Directors aim to achieve an operating expenditure run-rate for the Core Businesses in the range of 21 to 24 per cent. of sales during the financial year ending 31 March 2004. Of this, the Directors expect that the Group's US Businesses would contribute an operating expenditure run-rate in the range of 29 to 33 per cent. of sales, while its businesses in Europe and the rest of the world would contribute an operating expenditure run-rate in the range of 20 to 23 per cent. of sales. The run-rate for the US Businesses has not been adjusted to take into account the disposal of any of the US Businesses.

Once the Core businesses operating expenditure target is achieved, the level of Core businesses sales at which the Directors expect to be able to break even at an operating profit/(loss) level will be reduced to below L1.7 billion per annum.

The Directors expect the main driver of these targeted operating cost savings to be further planned reductions in its workforce resulting from further rationalisation of its activities as well as from natural attrition. Reduced spending on marketing initiatives and professional fees are also expected to contribute to operating cost savings.

Headcount in the Core businesses has been reduced by approximately 3,000 since the end of September 2002 and at the end of December 2002 was approximately 16,000. At that time, a further 1,400 leavers had been identified and announcements made in this respect, giving an identified headcount target for the Core businesses of around 14,600. Once the L450 million operating cost target has been achieved and the Group's headcount reduction plans have been completed, the Directors expect the Group to employ approximately 14,000 employees in its Core businesses.

CASH

Cash generation will continue to be one of the Group's key business priorities post Restructuring. In particular, the Group is targeting (i) to reach operating cash breakeven before exceptional cash costs during the financial year ending 31 March 2004, and (ii) to generate sufficient total cash in order to pay down 30 per cent. of the Junior Notes within 12 to 24 months following implementation of the Restructuring, to pay down 50 per cent. of

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the Junior Notes within 15 to 27 months following the implementation of the
Restructuring and to pay down 100 per cent. of the Junior Notes within 18 to 30 months following the implementation of the Restructuring.

The Directors also intend to continue to improve management of the working capital cycle. Specific programmes are already in place to minimise the time during which cash is tied up in work in progress, to improve utilisation of inventory by better aligning the purchase of new inventory with forecast sales demand and to focus on debtor collection and overdue debts.

Once the Group completes its on-going operational restructuring initiatives, including its headcount reduction plans, the Directors expect the level of exceptional restructuring cash costs to reduce significantly.

Paydown of Junior Notes

The Directors expect to generate cash to pay down the Junior Notes primarily from the proceeds of the disposal of OPP and North American Access, and other asset disposals not allocated to working capital requirements, as described above, as well as from the release of restricted cash balances relating to the performance bonding.

The North American Access Business may be sold prior to 1 May 2003, in which event, the Net Proceeds of the disposal will be applied to increase the cash element of the Marconi Corporation Scheme Consideration (and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of that amount).

SITE RATIONALISATION AND CLOSURES

Since March 2002, the Group has further rationalised its remaining supply chain facilities in the UK, US, Germany and Italy.

It has also closed its outsourced printed circuit board (PCB) assembly and manufacturing facility in Liverpool and merged these activities with the facility managed by Jabil Circuit, Inc. (Jabil) in Coventry, and closed its facility in Ireland and transferred these manufacturing operations to Pittsburgh
(US).

In addition, Marconi has closed its SONET manufacturing facility in Montreal (Canada) as a result of the Group's decision to cease further development of this technology, and has reduced the number of production facilities for its outside plant and power equipment from nine to seven with the closure of two plants in Wisconsin and Illinois (US).

In total, these site rationalisations and closures have resulted in a total reduction of 6,305 employees from the Core businesses between April and November 2002 as the businesses have been reduced/adjusted to align cost with the current and expected business volumes.

Today, the Group's principal operating sites are Coventry, Beeston, Chorley, Camberley, Liverpool, London, Stafford and Wellingborough (UK); Florida, Pennsylvania, Ontario, Georgia, Mississippi, North Carolina, Illinois, Texas and Montreal (US & Canada); Genoa, Marcianise, and Pisa (Italy); Backnang, Offenburg, Frankfurt and Radeberg (Germany); Madrid (Spain); Melbourne and Sydney (Australia); Beijing, Guilin and Hong Kong (China); Darulam and Kuala Lumpur (Malaysia); Auckland (New Zealand); New Delhi (India); Riyadh (Saudi Arabia), Dubai (United Arab Emirates); Springs (South Africa); Sao Paulo and Votorantim (Brazil); and Naucalpan de Juarez and Huixquilucan Edo de Mexico (Mexico).

OUTSOURCING

Marconi Communications and Jabil entered into an agreement on 11 January 2001 to transfer certain manufacturing operations to Jabil. The transfer was completed in the United Kingdom, Italy and the United States during 2001. The planned transfer of the Group's facility in Offenburg (Germany) did not proceed. Under the terms of the agreement, approximately 1,800 Group employees in Bedford, Texas (US), Liverpool and Coventry (UK) and Marcianise (Italy) transferred to Jabil. Following the business transfers, Jabil and its subsidiaries entered into agreements with Marconi Communications and other members of the Group to provide electronics manufacturing and repairs services until June 2005 on an exclusive basis.

The operations outsourced under this agreement comprise the assembly and manufacture of PCBs used in the production of the Group's optical networking and broadband access equipment. The Group continues to perform the final assembly stages where the optical layer and power supply are applied to the PCBs. It also configures and

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tests the products according to the customers' specification and then packages and delivers the products to customers.

The majority of the Group's PCB assembly and manufacture for its broadband switching and routing equipment is already outsourced to Jabil, Florida (US) and Solectron, Texas (US). The Group has retained control of the manufacture of its fixed wireless access equipment in Germany.

Since the outsourcing to Jabil was implemented, Marconi Communications and Jabil have regularly reviewed their arrangements with a view to improving the efficiency of their respective operations. For example, the transferred plant at Bedford, Texas (US) was closed during 2002. On 22 January 2003, Marconi Communications and Jabil agreed to a further rationalisation of Jabil's UK operations which is intended to deliver improved pricing for the Group. The Group will contribute towards the costs of securing these improvements. As part of these arrangements, Marconi Communications and Jabil have entered into new agreements governing the provision of electronics manufacturing and repair services by Jabil, which will provide for more flexible and competitive pricing and are currently expected to take effect from June 2003. Under these new agreements, Jabil will continue to provide services to the Group until at least June 2005 (the expiry date of the original service agreements), and to June 2007 for certain repair services. Jabil will continue, subject to meeting certain performance and capacity requirements, as the exclusive supplier for products and services covered by the agreements.

Marconi Communications and Jabil will continue to review their arrangements from time to time and, where further improvement plans are agreed, Marconi Communications may contribute to the costs of securing those improvements.

In addition to the arrangements with Jabil, Marconi Communications has established strategic relationships with a number of contract electronic manufacturers (CEMs), OEMs and component commodity suppliers. Examples of CEMs with whom Marconi Communications has established strategic relationships include Solectron Corporation, Sanmina/SCI and Teradyne. Examples of the OEMs include Hewlett-Packard, Siemens, Paradyne Corporation and Avaya. Finally, examples of component commodity suppliers include Bookham Technology, Corning Incorporated, Highwave, Intel Corporation, Molex, Motorola, NEC Electronics and Toshiba.

As part of the Group's overall manufacturing strategy, the Directors are currently considering further potential outsourcing opportunities in its supply chain, logistics organisations and in the field of information technology. The Directors intend that the Group will retain control of functions only where it possesses key competencies. Other functions, such as the manufacturing of non-complex products, will continue to be outsourced where suitable partners can be identified.

A discussion of certain risks associated with outsourcing is described in Part
II: Risk factors.

INSURANCE

The Marconi Corporation Group maintains the types of property and liability insurance which the Directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate.

When considering the appropriateness of insurance cover, the Directors have made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The Directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

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DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

The current members of the Board are:

Name                                           Position                                           Age
----                                           --------                                           ---
John Francis Devaney                           Chairman                                            56
Michael William John Parton                    Chief Executive Officer                             48
Michael John Donovan                           Chief Operating Officer                             49
Christopher Charles Holden                     Interim Chief Financial Officer                     54
Michael Kent Atkinson                          Non-Executive Director                              57
Werner Karl Koepf                              Non-Executive Director                              61
The following individuals have agreed to become members of the Board on Admission:
Ian McMaster Clubb                             Non-Executive Director                              62
Kathleen Ruth Flaherty                         Non-Executive Director                              51

JOHN FRANCIS DEVANEY was appointed Chairman of the board of directors of Marconi plc and Marconi Corporation in December 2002. He is also Chairman of the nomination committee. He stepped down in September 2002 as Chairman of EXEL plc and was a non-executive director of HSBC Bank plc from 1994 to 2000 and British Steel (now known as Corus UK Limited) from 1998 to 1999. He was executive chairman of Eastern Electricity Limited (now known as Eastern Energy Management Limited) until 1998 and prior to that executive chairman of Kelsey-Hayes Corporation. Mr Devaney was until recently chairman of Liberata plc and is founder and chairman of BizzEnergy Limited. He is also a director and past chairman of EA Technology Limited.

MICHAEL WILLIAM JOHN PARTON was appointed to the board of directors of Marconi plc in January 2000 and became a director of Marconi Corporation in November 2001. Mr Parton was appointed Chief Executive Officer of Marconi plc in September 2001. He has held a number of finance appointments in ICL plc (1977 to 1980), GEC-Marconi Limited (1980 to 1986) and STC Telecommunications Limited (1986 to 1991). He joined GEC in 1991 as Finance Director of GPT (now known as Marconi Communications Limited), GEC's telecommunications joint venture with Siemens, and was appointed Managing Director of GPT's public networks group in 1995, Managing Director of GEC's industrial group in 1997 and Chief Executive Officer of Marconi Communications in July 1998.

MICHAEL JOHN DONOVAN was appointed to the board of directors of Marconi plc in January 2000 and became a director of Marconi Corporation in November 2001. Mr. Donovan was Chief Executive of Marconi Systems and Marconi Capital and in September 2001 was appointed Chief Operating Officer of Marconi plc. He previously held a number of executive management positions in the Rover Group (1976 to 1991), Vickers plc (1991 to 1994) and British Aerospace Plc (now known as BAE SYSTEMS plc) (1994 to 1998). Mr. Donovan became Chief Executive Officer of GEC's industrial electronics group in 1998 and is based in the US.

CHRISTOPHER CHARLES HOLDEN was appointed to the board of directors of Marconi plc and Marconi Corporation in November 2002. Mr. Holden was appointed Group Financial Controller in the summer of 2002 and as Interim Chief Financial Officer of Marconi Corporation and Marconi plc in November 2002. He became a partner with Arthur Andersen's auditing practice in 1983, having joined the firm in 1971. During his period with the firm, he held a number of senior international roles. He holds a BSc (Eng) in Metallurgical Engineering from Imperial College of Science and Technology, University of London, and is a Fellow of the Institute of Chartered Accountants of England and Wales.

MICHAEL KENT ATKINSON was appointed non-executive director of Marconi plc and Marconi Corporation in December 2002. He is also Chairman of the audit committee. Previously he served as group finance director at Lloyds TSB Group plc between 1994 and June 2002 and remains on that board as a non-executive director. Mr Atkinson spent his early career in Latin America and the Middle East and held various senior management roles internationally and in the UK for 24 years before becoming Lloyds TSB Group plc's finance director. Mr Atkinson is also the senior non-executive director of Coca-Cola HBC S.A. (Athens) and chairman of its audit

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committee and will join the board of Cookson Group plc on 1 April 2003 as a non-executive director and chairman of its audit committee.

WERNER KARL KOEPF was appointed non-executive director of Marconi plc and Marconi Corporation in December 2002. He was CEO of Compaq Computer Corporation for the EMEA region until 2002 and is a director of PXP Software AG (formerly Pixel Park CEE Holdings AG) as well as an adviser to venture capital company Techno Venture Management GmbH. He has held a range of senior management positions with some of the world's leading technology companies, including Texas Instruments, Siemens and European Silicon Structures S.A.

IAN MCMASTER CLUBB has over 25 years experience in a range of senior financial and management roles. He is chairman of First Choice plc, Shanks Group plc and Platinum Investment Trust plc. He is also a non-executive director of oil industry services company, Expro International plc. He was group finance director at BOC Group plc (1991-1994) and deputy chief executive and group finance director at British Satellite Broadcasting Ltd (1989-1991).

KATHLEEN RUTH FLAHERTY is a US based global telecommunications executive with over twenty years' experience in the communications industry. She has spent seventeen years with MCI Communications Corporation, latterly as senior vice president, global product architecture and engineering. Previously (1995-1997) she spent two years on secondment from MCI to BT, during which time she was BT's marketing director for National Business Communications. Between 1998 and 2001, she was in Brussels and New York as president and chief operating officer of Winstar International, a fixed wireless communications company.

SENIOR MANAGEMENT

In addition to the Executive Directors, the current members of the senior executive management team are:

Name                                           Position                                           Age
----                                           --------                                           ---
David Clive Beck                               Director of Communications                          40
Geoffrey William Doy                           Chief Executive Officer, Sales and Marketing        54
Mary Angela Skelly                             Company Secretary and Head of Legal                 42
Damian Hugh Reid                               Chief Strategy Officer                              40
Neil David Sutcliffe                           Chief Human Resources Officer                       41
Michael Francis Surrey                         EVP Finance, Operations and Group Controller        36
Patricia Dooley                                EVP Product Engineering                             32

All members of the senior executive management team are employees of Marconi Corporation save for Geoffrey Doy, who is employed by MCI.

DAVID CLIVE BECK was appointed Director of Communications of Marconi plc in February 2002 having previously been Managing Director of Bell Pottinger Financial, part of the Chime Communications Group, where he held a number of positions over 15 years.

GEOFFREY WILLIAM DOY was appointed Chief Executive Officer, Sales and Marketing of Marconi plc in September 2001. He was appointed Chief Executive Officer of Marconi Wireless in April 2001. He held a number of positions in the IT and communications industries with Software Sciences Limited from 1983 to 1988, Artemis International from 1988 to 1993 and Gemini Consulting Inc. from 1995 to 1998 before joining Metapath Software International Inc. in August 1998.

MARY ANGELA SKELLY was appointed Company Secretary in July 2002. She was formerly a director and group company secretary of The Albert Fisher Group plc (in administrative receivership).

DAMIAN HUGH REID was appointed Chief Strategy Officer of Marconi plc in September 2001 having previously served as Senior Vice President, Corporate Finance of Marconi plc. He joined GEC in 1998. Mr. Reid is a non-executive director of Atlantic Telecom Group plc (in liquidation).

NEIL DAVID SUTCLIFFE was appointed Chief Human Resources Officer of Marconi plc in March 2002, in addition to his appointment in September 2001 as Chief Executive Officer of Marconi Capital. He was previously Chief Executive Officer of Marconi Services and has held a number of senior appointments in Marconi Communications and GPT Limited. Prior to his joining GPT Limited in 1992, he was a manufacturing consultant

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at Coopers and Lybrand from 1988 to 1992 and a systems engineer with British
Aerospace plc (now known as BAE SYSTEMS plc) from 1984 to 1988.

MICHAEL FRANCIS SURREY was appointed EVP Finance -- Operations and Group Controller for Marconi plc in November 2002, with responsibility for all aspects of the Group's performance monitoring and management reporting systems. He joined GEC in 1992 and has held a broad range of financial management positions with the Group. Mr. Surrey holds a degree in accounting and economics from the University of Manchester and is a member of the Institute of Chartered Accountants of England and Wales.

PATRICIA DOOLEY was appointed as EVP Product Engineering for Marconi's European portfolio in October 2002 with responsibility for product line management, technical product strategy and product development. The portfolio covers Optical Networks, ETSI Access, Fixed Wireless and Voice Switching products. She joined GEC in 1987 as an engineering apprentice and has held a number of management and senior management positions in the Group. She holds an Ordinary National Diploma and Higher National Diploma in telecommunications and electrical engineering and post-graduate certificate in software engineering.

EMPLOYEES

The table below sets out the average number of people (full time equivalents) employed by the Group in the previous three financial years and the six months ended 30 September 2002:

                                                                                   30 September
                                                              2000   2001   2002           2002
                                                              ----   ----   ----   ------------
                                                                       (in thousands)
AVERAGE NUMBER OF EMPLOYEES
Employees by business
  Network Equipment                                             20     24     19             13
  Network Services                                               5      9      8              6
  Other                                                          1      1     --             --
                                                              ----   ----   ----   ------------
                                                                26     34     27             19
Capital                                                         11      3      3              3
                                                              ----   ----   ----   ------------
Continuing operations                                           37     37     30             22
Discontinued operations                                         12     15     15              3
                                                              ----   ----   ----   ------------
Group employees                                                 49     52     45             25
Share of joint venture employees                                 4      4      3             --
                                                              ----   ----   ----   ------------
                                                                53     56     48             25
                                                              ====   ====   ====   ============
Employees by location
  United Kingdom                                                21     22     17              8
  The Americas                                                  16     17     12              6
  Rest of Europe                                                11     13     15              9
  Africa, Asia and Australasia                                   6      4      4              2
                                                              ----   ----   ----   ------------
                                                                53     56     48             25
                                                              ====   ====   ====   ============

During the year and six months ended 30 September 2002, the Group took a number of steps to reduce its workforce as the Group restructured its cost base in response to the deterioration in trading conditions it experienced. At the end of December 2002, the Group employed approximately 16,000 employees in its Core business.

SHARE INCENTIVE PLANS

Conditionally on the later of the First Initial Distribution under the Marconi Corporation Scheme being initiated and the Scheme Effective Date, Marconi Corporation has adopted two employee share option plans the Marconi

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Corporation Senior Management Share Option Plan and the Marconi Corporation
Employee Share Option Plan. Summaries of the plans are contained in paragraph 7 of Part X: Additional information.

CORPORATE GOVERNANCE

The Directors support high standards of corporate governance. Following the Schemes becoming effective and Admission, the Directors intend to comply with the requirements of the Combined Code.

Following Admission the Board will comprise the Chairman, three Executive Directors (including the Chief Executive) and four Non-Executive Directors. The Company regards all Non-Executive Directors as independent and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Board has also established audit, remuneration, nomination and executive committees.

The audit committee shall comprise of a chairman and at least two other members each of whom shall be appointed by the Board and who are Non-Executive Directors of the Company. The audit committee will be chaired by Michael Kent Atkinson; its other members will be Ian McMaster Clubb and Werner Karl Koepf. It will meet formally at least twice a year. Its duties will include reviewing the scope, plan and results of any audit. It will meet regularly with management, as well as with internal and external auditors to review the effectiveness of internal controls, as well as matters raised in regular reports to the committee. It will review financial announcements and Annual Reports prior to their submission to the Board. Marconi Corporation's auditors will be able to attend meetings and have the opportunity to raise matters or concerns in the absence of Executive Directors and management.

The remuneration committee will comprise at least three Non-Executive Directors. The remuneration committee will be chaired by Ian McMaster Clubb; its other members will be Michael Kent Atkinson, Kathleen Ruth Flaherty and Werner Karl Koepf. The committee will meet formally at least twice a year. The committee makes recommendations to the Board on the broad policy to be adopted for executive remuneration, including the remuneration of Executive Directors and the Chairman. It determines the total individual remuneration package for individual Executive Directors and certain other senior executives including, where appropriate, bonuses, pensions and incentive scheme entitlements and the terms of individual Executive Directors' service agreements.

The nomination committee will comprise the Chairman and each of the Non-Executive Directors. The nomination committee will be chaired by John Francis Devaney and its other members will be Michael Kent Atkinson, Ian McMaster Clubb, Kathleen Ruth Flaherty and Werner Karl Koepf. The committee will meet to review Board structure, size, composition and balance, to make recommendations to the Board on any adjustments that are deemed necessary and to nominate candidates to fill board vacancies.

Following the recent publication of the Higgs "Review of the role and effectiveness of non-executive directors and the Smith Report "Audit Committees -- Combined Code Guidance", Marconi Corporation intends to review those areas of its corporate governance which are impacted by the Review and the Report. This will include the structures and terms of reference of its committees, in order to ensure Marconi Corporation's continued future compliance with the requirements of the Combined Code.

In particular, the Directors believe that Marconi Corporation should move to a position where the majority of its Board are independent Non-Executive Directors. Although the Directors do not envisage that any further non-executives will be appointed to the Board before the Admission, the Directors will continue to look for suitable candidates to join the Board as independent Non-Executive Directors, where they can bring appropriate experience or industry knowledge. A process is already in place to identify further suitable candidates. Following a further appointment which the Directors expect will be made within three months of Admission, the Directors will at all times strive to ensure that Marconi Corporation maintains a majority of independent Non-Executive Directors on its Board by within three months of ceasing to have such a majority, appointing additional independent Non-Executive Directors or reducing the size of the Board.

Marconi Corporation's executive committee comprises such Executive Directors and senior executives of the Marconi Corporation Group as the Chief Executive Officer recommends and the Board approves. The committee normally meets monthly and is chaired by Michael William John Parton. Its other members are Michael John Donovan, Patricia Dooley, Christopher Charles Holden, David Clive Beck, Geoffrey William Doy, Mary Angela Skelly, Damian Hugh Reid, Michael Francis Surrey and Neil David Sutcliffe. The committee approves the

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Marconi Corporation Group's business plan, budget and strategies in areas including technology, people, information technology and corporate communications prior to submission to the Board for approval. It also approves day-to-day matters of a routine nature.

The business risk sub-committee of the executive committee comprises the members of the executive committee and meets at least four times a year. It establishes and monitors risk management goals and objectives, embeds a risk monitoring and assessment process throughout the Marconi Corporation Group and regularly reports on the same to the Board. The sub-committee also liaises with the audit committee to ensure a sound system of internal control and reports to the audit committee, at least annually, with an update on the Marconi Corporation Group's risk management system.

Marconi Corporation will also be subject to applicable corporate governance requirements under US law (including the Sarbanes-Oxley Act of 2002 and regulations adopted by the SEC thereunder) and, after the listing of its ADRs becomes effective, NASDAQ rules.

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This Part sets out the principal risk factors affecting the Marconi Corporation
Group and should be read in conjunction with all other information contained in this document. Additional risks and uncertainties not presently known to the Marconi Corporation Group or that the Marconi Corporation Group currently deems immaterial may also have a material adverse effect on the business, financial condition or results of operations of the Marconi Corporation Group. Unless the context otherwise requires, this Part assumes that the Schemes have been implemented in accordance with their terms and does not include risk factors about the Group in the event that either or both of the Schemes do not become effective.

All statements in this document are to be read subject to, and are qualified in their entirety by, the matters referred to in this Part II.

For ease of reference only, the risk factors set out below have been grouped into the following three categories:

          (A) Risks arising from implementation of the Restructuring;

          (B) Operating risks; and

          (C) Risks related to ownership of the Notes, the Warrants and the Marconi Corporation Shares.

(A)    RISKS ARISING FROM IMPLEMENTATION OF THE RESTRUCTURING

MARCONI CORPORATION WILL HAVE SIGNIFICANT DEBT OUTSTANDING AND WILL HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS WHICH WILL MAKE THE GROUP MORE VULNERABLE TO ECONOMIC DOWNTURNS AND REDUCE ITS FLEXIBILITY.

Following the Restructuring, Marconi Corporation will have significant debt outstanding. This is likely to limit Marconi Corporation's ability to obtain additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts and acquisitions of new assets in excess of those in its current business plan. In addition, although Marconi Corporation will be permitted to meet interest payment obligations under the Junior Notes through payment in kind by issuing additional Junior Notes it will otherwise be required to devote a significant proportion of its cash flow from operations to the payment of interest on its debt obligations, thereby reducing the funds available for other purposes. Marconi Corporation's level of debt and the fixed nature of a portion of its debt service costs will make it more vulnerable to economic downturns, reduce its flexibility to respond to changing business and economic conditions and limit the Group's ability to pursue business opportunities, to finance its future operations or business needs and to implement its business strategies.

MARCONI CORPORATION WILL BE REQUIRED TO COMPLY WITH RESTRICTIVE COVENANTS AND AFFIRMATIVE FINANCIAL COVENANTS, WHICH WILL SIGNIFICANTLY LIMIT THE GROUP'S FINANCIAL AND OPERATIONAL FLEXIBILITY.

Following the Restructuring, the terms of the indentures governing the Notes will require Marconi Corporation and its subsidiaries to comply with restrictive covenants and the terms of the indenture governing the Senior Notes will also require Marconi Corporation to comply with certain affirmative financial covenants. In addition, the Performance Bonding Facility and the Working Capital Facility will contain restrictive covenants. The relevant covenants will become applicable immediately upon issuance of the Notes and execution of the Working Capital Facility and the Performance Bonding Facility, as the case may be, and will, among other things, restrict the ability of Marconi Corporation and its subsidiaries to incur additional indebtedness, pay dividends on and redeem shares of Marconi Corporation and its subsidiaries, redeem certain subordinated obligations, make investments, undertake sales of assets, engage in certain transactions with affiliates, sell or issue capital stock of subsidiaries, permit liens to exist, operate in other lines of business, engage in certain sale and leaseback transactions and engage in mergers, consolidations or sales of all or substantially all the assets of Marconi Corporation. The affirmative financial covenants in the indenture governing the Senior Notes will apply only from and after 30 September 2005 and relate to the minimum ratio of EBITDA to gross cash finance charges and the maximum ratio of indebtedness to total EBITDA, in each case measured with respect to the Marconi Corporation Group other than the Ringfenced Entities. Restrictions stemming from these covenants and from the need to comply with the affirmative financial covenants will significantly limit the Group's financial and operational flexibility, and could have a significant adverse effect on its business, results of operations and financial condition.

Marconi Corporation's ability to satisfy the affirmative financial covenants will be affected by changes affecting its business, results of operations and financial condition, and is thus subject to the risks described elsewhere in this Part II. A failure to comply with the restrictive covenants or the affirmative financial covenants in the

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indentures governing the Notes would, if not cured or waived, constitute an event of default under the Notes; a failure to satisfy restrictive covenants under the Working Capital Facility and/or the Performance Bonding Facility could also constitute an event of default. Subject to the Security Trust and Intercreditor Deed the occurrence of an event of default in respect of any of these facilities would permit acceleration of all amounts borrowed thereunder, which could constitute a cross-default under the others, as well as other borrowing arrangements to which Marconi Corporation or its subsidiaries are party. In such circumstances, there can be no assurance that Marconi Corporation would have sufficient resources to repay the full principal amount of the Notes and the relevant indebtedness under the Working Capital Facility and the Performance Bonding Facility in full. Holders of the Marconi Corporation Shares might then receive no return on their investment. Moreover, a failure to comply with restrictive covenants constituting an event of default under the Working Capital Facility or the Performance Bonding Facility would permit the lenders under the facilities to terminate their commitments to make further extensions of credit thereunder, which would be likely to have a material adverse effect on the business, results of operations and financial condition of the Group.

A NUMBER OF SIGNIFICANT GROUP CONTRACTS CONTAIN TERMINATION PROVISIONS THAT MAY BE TRIGGERED BY THE RESTRUCTURING.

Some of the Group's significant contracts to supply customers with systems and services contain provisions that allow its counterparties to terminate the contracts upon a "change of control" or a composition with creditors or similar arrangement affecting one or more Group companies. Some or all of these counterparties may take the view that the Restructuring gives rise to a right of termination under these contracts, and may accordingly seek to terminate or renegotiate them. Early termination or significant renegotiation of these contracts, individually or in the aggregate, could have a materially adverse effect on the Group's results. Moreover, disputes over whether the Restructuring constitutes a change of control for purposes of terminating these contracts could result in litigation which would be costly, would adversely affect the Group's ability to make accurate predictions needed to run its business and could adversely affect customers' perceptions of the Group.

THE GROUP WILL LOSE THE BENEFIT OF CERTAIN TAX LOSSES AS A RESULT OF THE RESTRUCTURING.

In recent years, the Group has accumulated significant tax losses and other tax credits that are not currently recognised as deferred tax assets (see Part IV:
Financial information). As a result of the Restructuring, the Group may (and, in some cases, expects that it will) forfeit these losses, or be restricted in its ability to offset them against future profits, in various jurisdictions due to the requirements of existing and proposed tax legislation governing the use of losses after a change in ownership. The relevant jurisdictions each define a change in ownership differently and in some cases include additional conditions which, if met for a considerable amount of time after the change of ownership, allow the losses to continue to be used. It is not therefore possible at this stage to quantify the total amount of forfeiture or restriction of the tax losses. There should be no immediate cash cost of any such forfeiture or restrictions, but if profits are earned in an affected jurisdiction in the future they could be subject to tax in full.

THE EFFECTIVENESS OF THE SCHEMES IS NOT CONDITIONAL ON ADMISSION TO THE OFFICIAL LIST OR TO TRADING ON THE LONDON STOCK EXCHANGE OR ANY OTHER SECURITIES EXCHANGE, AND PERMISSION FOR SUCH LISTING MAY BE DELAYED OR DENIED.

Application has been made to the UKLA for the Marconi Corporation Shares, the Notes and the Warrants to be admitted to the Official List and to trading on the London Stock Exchange. While it is expected that Admission to the Official List and to trading will take place on the Effective Date of the Marconi Corporation Scheme, there can be no assurance that there will not be a delay in, or denial of, Admission after the Marconi Corporation Scheme has become effective. If Admission does not take place as and when expected, Marconi Corporation will use its reasonable efforts to list the Marconi Corporation Shares, the Notes and the Warrants in London or on another recognised stock exchange thereafter.

If Admission does not take place on the Effective Date, this will inhibit the development of a liquid trading market for the Marconi Corporation Shares, the Notes and the Warrants which is likely to have a material adverse effect on their value. Additionally, if the Notes are not listed on a recognised stock exchange within the meaning of applicable UK tax legislation, withholding tax may be payable on interest payments in respect of the Notes. Under the terms of the Notes, Marconi Corporation will be required to pay additional amounts to the holders of

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the Notes in respect of any amounts withheld. While this should not result in any direct cost to the holders of the Notes, the payment of these "gross up" amounts will be an additional cash expense for Marconi Corporation and could have a material adverse effect on Marconi Corporation's financial condition and results of operations.

Additionally, Marconi Corporation intends to establish an ADR programme in respect of the Marconi Corporation Shares and will apply to list such ADRs on NASDAQ. It is currently anticipated that this listing will become effective during the third calendar quarter of 2003. Nevertheless, there can be no assurance that such listing will take place within the time expected, or at all. If the NASDAQ listing does not take place as and when expected, this may also inhibit the development of a liquid trading market for the ADRs, which is likely to have a material adverse effect on their value.

(B)    OPERATING RISKS

THE TELECOMMUNICATIONS INDUSTRY IS EXPERIENCING A SEVERE DOWNTURN, MANY OF THE GROUP'S CUSTOMERS HAVE REDUCED AND ARE CONTINUING TO REDUCE CAPITAL EXPENDITURE AND, AS A RESULT, DEMAND FOR THE GROUP'S PRODUCTS AND SERVICES HAS DECLINED AND MAY CONTINUE TO DECLINE.

The telecommunications industry is currently experiencing a prolonged and severe downturn. Many of the Group's current and potential customers are network operators with high levels of indebtedness and, in some cases, emerging or weak revenue streams. Adverse economic conditions, network over-capacity due to excess build-out, lack of funding for telecommunications development and overspending on licence fees have forced network operators to undertake extensive restructuring and cost-cutting initiatives. In light of market conditions, many of the Group's customers have delayed delivery of orders previously placed and have implemented drastic reductions in capital expenditure in 2002 and 2003 as compared to 2001 and even more so in comparison with 2000, and may further reduce capital expenditure. As a result, demand for the Group's products and network roll-out services has declined.

The Group's near-term financial objectives do not depend on assumptions or expectations of improvement in market conditions for the telecommunications industry or improvement in current levels of sales in the Core businesses. However, they do assume that there will not be a further material deterioration in current market conditions or a material decline in sales levels. Additionally, achievement of the Group's longer-term financial objectives will depend upon an increase in the Group's sales volumes based on an improvement in demand for the Group's products and services, due to a recovery of the industry or otherwise. Consequently, if demand remains weak for the Group's products and services, resulting from the financial condition of the Group's customers, market and industry conditions or otherwise, it is likely to have a material adverse effect on the Group's business, results of operations and financial condition in the longer term. In particular, this may affect the Group's ability to achieve its profitability and cash flow objectives and, consequently, it may impact on the future funding requirements of the business.

There can be no assurance that the telecommunications market will improve within any particular timeframe or at all, or that it will not experience subsequent, and possibly more severe and/or prolonged, downturns in the future.

THE GROUP IS CURRENTLY NOT PROFITABLE AND HAS BEEN EXPERIENCING NET OPERATING CASH OUTFLOWS, AND WILL NEED TO EFFECT FURTHER CHANGES IN ITS BUSINESS IN ORDER TO ACHIEVE ITS NEAR-TERM FINANCIAL OBJECTIVES.

The Group is currently not profitable and has been experiencing net operating cash outflows, and has not made an operating profit (before exceptional items and goodwill amortisation) in any fiscal quarter since the quarter ended 31 March 2002. The Group does not expect trading conditions in the telecommunications market to improve in the near-term and, as discussed above, there can be no assurance that such conditions will improve at all. Accordingly, the Group's ability to become profitable and generate positive cash flow depends significantly on improving gross margins through changes in product mix achieving operating efficiencies and reducing operating costs as well as there being no further material decline in sales.

      - IMPROVEMENT IN GROSS MARGINS. The Group is aiming to improve gross margins within the Core businesses to between 24 and 27 per cent. during the year ending 31 March 2004. This target assumes that trading conditions in the telecommunications market will not change materially over this period from current conditions. The Group will accordingly seek to increase its gross margins by focusing its sales on higher margin products and through further supply chain rationalisation, lower unit product

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         cost from on-going re-engineering of its products and further improvements and efficiencies in its manufacturing process, such as lower materials costs. If sales of higher margin products do not increase as a proportion of total sales and unit production costs do not fall as expected, the Group may not be able to achieve the improvement in gross margins it anticipates. Moreover, competitive pressures may compel the Group to reduce prices, such that gross margins remain steady or decrease, even if production costs fall.

      - REDUCTION IN OPERATING COSTS (BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS). The Group is aiming to reduce the annual operating cost run-rate of the Core businesses (before goodwill amortisation and exceptional items) to below L450 million during the financial year ending 31 March 2004, as compared with a run-rate at 31 December 2002 of L550 million (before goodwill, amortisation and exceptional items). The Group will seek to achieve these cost reductions primarily through further planned reduction in headcounts, as a result of further rationalisation of its activities and from natural attrition in its workforce. Reduced spending on sales and marketing initiatives and professional fees are also expected to contribute to operating cost savings. However, the actions that will be required to achieve this cost base target have not yet been fully implemented so there is a risk that the Group may not achieve this forecast operating cost run-rate or that it will not do so within the anticipated timeframe.

      - NO FURTHER DECLINE IN SALES LEVELS. The Group's sales have declined quarter on quarter for the past five quarters, reflecting the current downturn in the telecommunications industry as a whole. While the Directors expect the market to recover at some stage, if sales in the Group's Core businesses continue to decline materially for a prolonged period, it is unlikely that the Group will be able to return to and maintain profitability or generate positive cash flow solely through gross margin improvements and operating cost reductions.

Because of these risks and uncertainties, as well as the other risks and uncertainties discussed in this Part, there can be no assurance that the Group's actual experience will correspond with its assumptions and expectations, and thus no assurance that the Group will be able to return to profitability or generate positive operating cash flows within a particular timeframe or at all. Moreover, even if the Group does attain profitability and positive operating cash flow, it may not be able to sustain or increase this from quarter to quarter or from year to year.

Failure of the Group to become and remain profitable and to generate positive operating cash flow may affect its ability to pay interest and principal on the Notes when due and will affect its ability to pay dividends on the Marconi Corporation Shares. The Group may find it has limited or no ability to raise additional capital through offerings of debt or equity securities in the capital markets in the near or medium term.

A RELATIVELY SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A LARGE PROPORTION OF THE GROUP'S BUSINESS. IN PARTICULAR, THE LOSS OF BRITISH TELECOMMUNICATIONS PLC AS A CUSTOMER WOULD HAVE A SIGNIFICANT ADVERSE EFFECT ON THE GROUP'S RESULTS.

A relatively small number of customers account for a significant proportion of the Group's turnover. In the six months ended 30 September 2002, sales to the Group's 10 largest customers represented approximately 46 per cent. of turnover of the Group's Core businesses. Because of this concentration, adverse changes that affect only a small number of customers or customer relationships could have a significant adverse effect on the Group's results.

British Telecommunications plc and its subsidiaries are of particular importance to the Group. For the six months ended 30 September 2002, sales to BT represented approximately 17 per cent. of turnover of the Group's Core businesses. The loss of BT as a customer or any substantial reduction in orders by BT, particularly for the products and services of the Core businesses, would have a significant adverse effect on the Group's results.

PERCEPTIONS OF UNCERTAINTY SURROUNDING THE FUTURE PROSPECTS OF THE GROUP MAY HAVE AN ADVERSE EFFECT ON ITS BUSINESS.

In deciding whether or not to buy the Group's products or services, potential and existing customers are likely to consider certainty of supply as part of their procurement decision-making process. Although the Restructuring process has made it possible for the Group to continue to operate, perceptions of uncertainty may remain with

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                                                         PART II -- RISK FACTORS

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respect to its financial condition and business prospects. By comparison, some competitors may have more secure balance sheets and may be perceived as more attractive suppliers. If new customers are not won, or if existing customers do not continue to place orders or are lost, it would materially adversely affect the Group's business and results of operations.

In addition, perceived uncertainties associated with the Group may adversely affect existing relationships with suppliers. If suppliers become concerned about the ability of the Group to pay its creditors, they may demand shorter payment terms or not extend normal trade credit, either of which would adversely affect the Group's working capital position. The Group may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect its results of operations.

THE GROUP OPERATES IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKET AND MAY BE UNABLE TO INVEST SUFFICIENTLY IN RESEARCH AND DEVELOPMENT TO SUSTAIN OR INCREASE SALES OF ITS PRODUCTS.

The Group's products are sold in markets that are characterised by rapid adoption of new technologies, many new product introductions, shortening product lifecycles and evolving industry standards. If the Group's products cease to be competitive, the Group would be likely to lose customers and sales, which would materially adversely affect the Group's business, results of operations and financial condition.

The process for developing new products based on rapidly moving technologies for broadband fixed networks and optical networks is complex and variable. It requires innovative solutions that are cost effective and based on accurate insights into technology and trends. Success depends on the timely and effective introduction of new products or enhancements to existing products in a way that meets customer needs and differentiates the Group's products from those offered by its competitors. At the same time, these new product introductions must achieve market acceptance, anticipate and accommodate emerging industry standards and be compatible with current and competitor products. If there is an unforeseen change in one or more of the technologies affecting telecommunications the Group's products may cease to be competitive.

As part of its cost reduction effort, the Group has refocused and significantly reduced its spending on research and development. The Group is aiming to reduce overall research and development spending with a target spend of around 10 per cent. of Core sales. The Group has focused more of its research and development expenditure on Core products and intends to devote an increasing proportion of spending to the optical networks and broadband routing and switching businesses. However, this may not be sufficient to maintain the competitiveness of the Group's Core products or enable it to increase its market share in key market segments. Moreover, as discussed above, the Group will be subject to restrictive covenants and other limitations and is likely to have difficulty obtaining additional sources of financing, which may affect its ability to increase spending or otherwise develop its technologies effectively.

A number of the Group's competitors have greater financial and technological resources than the Group and, therefore, are in a better position to invest in developing and acquiring proprietary technology, to expand into new business segments and to increase their market shares. The Group may not be able to develop new products and services at the same rate, maintain compatibility of its products with competitors' products or keep up with technology market trends. If the Group's products and services are not competitive, it is likely that the Group will lose customers and business, its turnover will decline and its business will be materially adversely affected.

THE GROUP IS DEPENDENT ON KEY MANAGEMENT PERSONNEL AND SKILLED TECHNOLOGY WORKERS WHOSE DEPARTURE COULD ADVERSELY AFFECT THE GROUP'S ABILITY TO DEVELOP ITS PRODUCTS AND OPERATE ITS BUSINESS.

The overall headcount of the Group's Core business has been reduced to approximately 16,000 at 31 December 2002 from 33,000 at 31 March 2001, excluding the impact of the discontinued operations (medical systems, data systems and strategic communications). This reduction has been due to the implementation of cost-reduction plans and disposals of assets and businesses. Included in the number of employees that have left the Group are managers with many years of experience in the management and operations of the Group's business as well as highly skilled technology workers and other employees with years of operational experience in the Group's business. Further workforce reductions are planned and could include key employees with valuable skills and knowledge whose departure would adversely affect the Group's ability to continue to develop new and enhance existing products.

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At the same time, the uncertainties associated with headcount reductions and the
Group's prospects generally may cause key employees to leave and otherwise increase employee and management turnover, which may contribute to and result in inefficiencies in running the Group's business. In addition, following the Restructuring, the incentive arrangements offered by the Group may be perceived as unattractive in comparison with those offered by the Group's competitors, which may make it more difficult to retain personnel and attract qualified replacements for those who leave. The loss of additional key managers and highly skilled technology workers may result in the Group's inability to develop new products on a timely basis, improve current technologies or operate its business efficiently.

THE GROUP IS RELIANT ON THE CONTINUED PERFORMANCE OF THIRD PARTIES IN RELATION TO CERTAIN OUTSOURCING ARRANGEMENTS.

The Group relies on outsourcing arrangements for the manufacture of certain products and components and is considering further potential outsourcing opportunities in its supply chain and logistics organisation and with respect to information technology. If the third parties on whom the Group relies or will rely in relation to these outsourcing arrangements do not fulfil their obligations under such contracts, or seek to terminate or change the terms of their contracts due to perceived uncertainty with respect to the Group's ongoing ability to perform under such contracts, or if the Group does not otherwise properly manage these relationships, such supplies or services could be severely disrupted or reduced. A significant increase in the price of key supplies or services or constraints on suppliers' capacities, particularly during periods of significant demand, in the absence of an alternative supplier, would adversely affect the Group's business. Moreover, outsourcing initiatives ultimately may not yield the benefits the Group expects, and may raise product costs and delay product production and service delivery. The Group's outsourcing arrangements are discussed in Part 1: Description of the Marconi Corporation Group -- Financial Objectives -- Outsourcing.

MEASURES TO REDUCE OPERATING COSTS COULD ADVERSELY AFFECT RELATIONS WITH EMPLOYEES OF THE GROUP, ITS SUPPLIERS AND/OR ITS PARTNERS, WHICH COULD DISRUPT ITS BUSINESS.

In order to further reduce operating costs, the Group intends to reduce the size of its workforce, in part through further rationalisation of its activities and outsourcing initiatives, and to seek to renegotiate certain existing contracts with suppliers and partners in order to obtain more favourable terms. The implementation of these plans may increase demands on, and/or negatively impact relations with, employees of the Group, and its suppliers and partners. Such negative impact may result in a diminution in employee morale, labour disruptions, industrial action and/or labour-related law suits against the Group, its suppliers or partners. Any of these results could diminish the efficient operation of the Group's business, disrupt services at the facilities of the Group, its suppliers or partners and inhibit the realisation of the operating cost reductions that are fundamental to the Group's financial objectives, which would have a material adverse effect on the Group's business, financial condition and results of operations.

In Europe, particularly, employees are protected by laws giving them, through local and central work councils, rights of consultation with respect to specific matters regarding their employers' business and operations, including the downsizing or closure of facilities and employee terminations. These laws, and collective bargaining agreements to which the Group, its suppliers or partners may be subject, could impair the Group's flexibility as it continues to pursue reductions in operating expenses.

THE GROUP'S FINANCIAL REPORTING SYSTEMS REQUIRE SIGNIFICANT OPERATIONAL
RESOURCES.

As a result of the rapid expansion of the Group in 1999 and 2000, the number of different acquired systems, the deferral of the introduction of a Group-wide FRP system due to cost considerations and the disposal of a number of businesses from the Group, the operation of the Group's financial reporting systems has required and will continue to require considerable personnel resources. Taken together with the demands of the Restructuring process, this has placed significant pressure on the resources of the finance function. The Group is also in the process of implementing a number of changes to its consolidation and financial reporting systems, with a view to streamlining the existing reporting processes. Although the Directors currently believe that the Group's financial reporting systems are, and without the changes referred to above would remain, fit for purpose, the continued effectiveness of these systems following the Restructuring is dependent on a combination of the continued

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availability of sufficient finance team resources and any changes that are made to the financial reporting system being successfully implemented.

FUNDING OF PENSION PLANS MAY BECOME MORE DIFFICULT.

The interaction of poor equity markets and low interest rates over the last several years has had a significant negative impact on the funded status of and liabilities under the Group's defined benefit pension plans and contribution obligations under such plans, more details of which are set out in paragraph 8 of Part X: Additional information. Marconi Corporation either sponsors such plans or is exposed to liabilities with respect to plans sponsored by affiliates or former affiliates. It is possible that unless equity markets and/or interest rates improve, such obligations may require Marconi Corporation and/or its affiliate sponsoring companies to such plans to make additional contributions. Likewise, changes in the statement of investment principles of the UK Plan, the actuarial assumptions employed in conjunction with any such plans or legislation could also result in a need for Marconi Corporation and/or its affiliates to make additional contributions to such plans.

The Directors do not believe that as at 5 April 2002 (the date for when figures are last available), the UK Plan had a funding deficit (by reference to the plan's own on-going basis). However, investment conditions have deteriorated since 5 April 2002. If the UK Plan is wound up, however, then it is unlikely that it will have sufficient assets to discharge in full all liabilities, calculated on a winding-up rather than an on-going basis. No plans have been made to wind up the UK Plan but should such a decision be made (as opposed to operating it as a plan closed to new members), Marconi Corporation and the participating Group Companies would (under current legislation) be required to make good any statutory debt (if there is one). If a statutory debt were to arise, the size of the debt (relative to the Group's assets) could have a materially detrimental effect on the Group's resources. The significance of the potential detrimental effect should be seen against the Directors' estimate that, as at 5 April 2002, the value of the UK Plan's assets was L2.495 billion and the value of its liabilities was L2.494 billion. There is no guarantee that the value of the UK Plan's assets will not deteriorate nor that legislation will not be introduced to oblige employers to make further contributions to pension plans which are not fully funded on a specified basis which is stricter than that required by current legislation. In its Green Paper published on 17 December 2002, the UK government has said that it is considering replacing the statutory minimum funding requirement with a scheme-specific minimum funding level, which could be higher.

Following the sale of General Domestic Appliances Holdings Limited in 2001, the trustee of the UK Plan is expected to make a payment to the buyer's pension plan in respect of the accrued benefits of the employees who transferred to the buyer. Although a basis for calculation of the transfer amount was agreed in the sale agreement for the sale of General Domestic Appliances, the trustee of the UK Plan is not bound by this. Marconi Corporation is responsible for 50 per cent. of any shortfall between the transfer amount agreed in the sale agreement and the amount actually paid by the trustee. Anticipating a shortfall at the time of the sale, an allowance of L3.255 million was made in the sale price. The information received by Marconi Corporation to date is that the plan actuary intends to advise the trustee to calculate the transfer amount on a basis, which would (apart from the allowance in the sale price) result in a liability for Marconi Corporation under the shortfall obligation of approximately L1.47 million. Allowing for the price adjustment, Marconi Corporation would on these figures be entitled to L1.785 million from the buyer. If the trustee does not follow the advice of the actuary or if the actuary changes his advice, Marconi Corporation expects its maximum liability under the shortfall obligation to be L14.665 million. The actuary is not bound by his representations and a final determination of the transfer amount is not likely until April or May 2003. There can be no assurance that the trustee will not decide to follow a basis which results in a greater liability for Marconi Corporation than the Directors currently expect or that any such liability would not have a material adverse effect on the Group. Indeed, if the trustee refuses or fails to transfer the whole or any agreed amount, Marconi Corporation will be liable for 50 per cent. of the shortfall (less the buyer's prevailing rate of corporation tax), which could produce a significant larger liability.

THERE IS A RISK THAT THIRD PARTY INTELLECTUAL PROPERTY RIGHTS WILL BE ASSERTED AGAINST THE GROUP.

The Group relies on patents, trade marks, trade secrets, design rights, copyrights, confidentiality provisions and licensing agreements to establish and protect its proprietary technology and to protect against claims from others. Infringement claims have been and may continue to be asserted against the Group or against its customers in connection with their use of the Group's systems and products. The Group cannot ensure the outcome of any such claims and, should litigation arise, such litigation could be costly and time-consuming to resolve and could

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result in the suspension of the manufacture of the products utilising the relevant intellectual property. In each case, the Group's operating results and financial condition could be materially affected.

(C) RISKS RELATED TO OWNERSHIP OF THE MARCONI CORPORATION SHARES, NOTES AND WARRANTS

THERE IS NO CURRENT TRADING MARKET FOR MARCONI CORPORATION SHARES, NOTES OR WARRANTS, AND THE MARKET PRICES OF MARCONI CORPORATION SHARES, NOTES AND WARRANTS MAY BE ADVERSELY AFFECTED BY SIGNIFICANT SELLING ACTIVITY IN THE PERIOD FOLLOWING IMPLEMENTATION OF THE RESTRUCTURING.

The Marconi Corporation Shares, the Notes and the Warrants comprise new issues of securities for which there is currently no public trading market. There can be no assurance as to the development or liquidity of any market for Marconi Corporation Shares, the Notes or the Warrants. To the extent that Marconi Corporation Shares and the Warrants are traded after their initial issuance, they may trade at prices that are lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities as well as technological, market, economic, legislative, political, regulatory and other factors. Similarly, the Notes may, after their initial issuance, trade at a substantial discount to their principal amounts, depending upon prevailing interest rates, the market for similar securities, the performance of Marconi Corporation and other factors. There can be no assurance that active trading markets will develop or be maintained for Marconi Corporation Shares, the Warrants or the Notes.

Significant sales of Marconi Corporation Shares, the Warrants or the Notes would be likely to result in a decline in their respective market prices. It is likely that certain persons who receive Marconi Corporation Shares or Warrants through the Schemes, will sell the Marconi Corporation Shares or the Warrants they receive very soon after the Marconi Corporation Scheme becomes effective and those securities are initially issued. These sales could result in significant downward pressure on the market price of the Marconi Corporation Shares or the Warrants. Similar sales and corresponding price pressure could also affect the Notes.

MARCONI CORPORATION WILL BE DEPENDENT IN PART ON FUNDS RECEIVED FROM ITS SUBSIDIARIES TO PAY INTEREST AND PRINCIPAL ON THE NOTES AND TO PAY DIVIDENDS, IF ANY, ON THE MARCONI CORPORATION SHARES.

Marconi Corporation is a holding company, its principal assets being its investments in its subsidiaries. As a holding company, Marconi Corporation's ability to pay dividends on the Marconi Corporation Shares and to pay interest and principal on the Notes is dependent upon the receipt of funds from its subsidiaries by means of dividends, interest, inter-company loans or otherwise. The ability of its subsidiaries to make funds available to Marconi Corporation is subject, among other things, to applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries are subject. There can be no assurance that Marconi Corporation's subsidiaries will be in a position to make funds available. Any limitations on the ability of its subsidiaries to make funds available to Marconi Corporation would have a corresponding adverse effect on Marconi Corporation's ability to make payments of interest and principal on the Notes and to pay dividends, if any, on the Marconi Corporation Shares. In addition, the terms of the indentures governing the Notes will significantly restrict the ability of Marconi Corporation to pay dividends on Marconi Corporation Shares while the Notes are outstanding. Accordingly, the Directors do not expect Marconi Corporation to pay dividends on Marconi Corporation Shares for the foreseeable future.

THE US RINGFENCING WILL GIVE RISE TO OPERATIONAL AND FINANCIAL INEFFICIENCIES AND OTHER COSTS WHICH MAY ADVERSELY AFFECT THE GROUP'S BUSINESS AND THE MARKET PRICE OF THE MARCONI CORPORATION SHARES.

As described in Part I: Description of the Marconi Corporation Group, certain of the Group's US Businesses will be contractually separated or "ringfenced" from the rest of the Group upon implementation of the Restructuring. This US Ringfencing may have significant implications for holders of Notes as well as holders of Marconi Corporation Shares.

The covenants in the indentures governing the Notes will regulate the type of financial, operational and other dealings that the Non-Ringfenced Entities can have with the Ringfenced Entities. The covenants in the Notes will also require Marconi Corporation to separate the North American Access Business, BBRS Business and OPP Business into separate subsidiaries within the US Ringfencing no later than the second anniversary of the issue date of the Notes. Moreover, the Non-Ringfenced Entities will generally be prohibited from providing funding for any of the Ringfenced Entities and, following the separation of the three principal businesses within the

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                                                         PART II -- RISK FACTORS

--------------------------------------------------------------------------------

US Ringfencing, the North American Access Business, BBRS Business and OPP Business will generally be prohibited from providing funding to each other. The Ringfenced Entities will enter into various agreements with the Non-Ringfenced Entities necessary to ensure that from the Scheme Effective Date those dealings that are permitted with each other will be provided in the ordinary course of business on an arm's-length basis or otherwise as permitted by the covenants in the indentures governing the Notes. These arrangements for the provision of such services may lead to higher costs for the Group as a whole which may affect its results of operations, as well as Marconi Corporation's ability to repay the Notes.

In addition to the foregoing, the operational and financial inefficiencies and other costs associated with the US Ringfencing arrangements could have an adverse effect on Marconi Corporation's business and on the market price of the Marconi Corporation Shares.

MARCONI CORPORATION MAY BE UNABLE TO REPAY THE NOTES AT MATURITY.

Marconi Corporation currently intends to repay any principal amount outstanding in respect of the Notes at their maturity in part from cash generated by the Group. As discussed above, the Group currently is cash flow negative and its ability to generate significant positive cash flow in the future is subject to significant risks and uncertainties. If the Group is unable to generate sufficient cash to allow Marconi Corporation to repay the Notes at maturity, Marconi Corporation would need to obtain other financing for this purpose. However, also as discussed above, Marconi Corporation's ability to obtain such financing may be extremely limited. Accordingly, no assurance can be given that Marconi Corporation will be able to repay any of the Notes at their maturity.

In the event that Marconi Corporation is unable to repay the Notes following an event of default or at their maturity (either from its own cash or from other sources of funding), no assurances can be given as to whether the proceeds of the security granted by Marconi Corporation and the Guarantors in connection with the Notes will be sufficient to meet any shortfall.

Whilst the holders of the Notes will have the benefit of the Security (as described in Part IX: Description of the Notes, the Guarantee, and Security Trust and Intercreditor Deed) such security:

      (a) ranks in its entirety behind the security in favour of the providers of the Performance Bonding Facility;

      (b) ranks behind certain cash collateral in favour of the providers of existing performance bonds (as further described under the heading "Collateral for Existing Performance Bonds" in Part VII: Further information relating to the Restructuring); and

      (c) in relation to the property located at Warrendale Pennsylvania, ranks behind the first mortgage in favour of Liberty Funding L.L.C. as provider of the Working Capital Facility to be made available to Marconi Communications, Inc. (as further described in Part IX:
            Description of the Notes, the Guarantee, and the Security Trust and Intercreditor Deed).

THE NOTES ARE SUBJECT TO A REDEMPTION OBLIGATION AT A PREMIUM UPON A CHANGE OF CONTROL OF MARCONI CORPORATION WHICH MAY DISCOURAGE POTENTIAL BIDDERS.

Upon the occurrence of specific kinds of change of control or merger events, Marconi Corporation will be required to offer to repurchase all outstanding Notes at the greater of 110 per cent. of their aggregate principal amount or a make whole amount based on 50 basis points above the yield on US treasuries of similar maturity plus, in each case accrued and unpaid interest. This obligation to redeem the Notes at a premium could have the effect of deterring third parties who might otherwise offer to acquire a controlling interest in the Group or could adversely affect the terms on which any such offer is made. This redemption obligation may accordingly have an adverse effect on the market price of the Marconi Corporation Shares and could deprive holders of the Marconi Corporation Shares of an opportunity to receive a premium for their Marconi Corporation Shares upon a change of control of the Group.

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PART II -- RISK FACTORS

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THE FUNDING STATUS OF THE GROUP'S US PENSION PLANS AND THE AGREEMENT ENTERED
INTO BY MARCONI CORPORATION WITH THE PENSION BENEFIT GUARANTY CORPORATION WITH RESPECT TO THOSE PLANS COULD DELAY OR ADVERSELY AFFECT THE TERMS OF THE SALE OF THE GROUP'S US BUSINESSES.

As described in Part X: Additional information, the funding status of certain tax-qualified defined benefit plans subject to the regulation of the Pension Benefit Guaranty Corporation (PBGC) in the United States could result in action being taken by the PBGC that might delay or otherwise adversely affect the sale of the Group's US Businesses or assets used therein (or the Net Proceeds realised therefrom). The likelihood of such action will depend in part on the funded status of such plans at the time of any such sale, the creditworthiness of the purchaser following such sale and the extent to which the pension liabilities are assumed by the purchaser in any such sale. Although Marconi Corporation has entered into a memorandum of understanding with the PBGC with a view to making such adverse action less likely, under this memorandum of understanding specified conditions must be satisfied in connection with any such sale. To the extent that these matters give rise to any delay or other adverse consequences with respect to the sale of the Group's US Businesses, holders of Marconi Corporation Shares and Notes, and in particular holders of Junior Notes, could be adversely affected.

IT IS UNLIKELY THAT MARCONI CORPORATION WILL PAY DIVIDENDS FOR THE FORESEEABLE FUTURE.

The Directors do not anticipate that Marconi Corporation will pay dividends on the Marconi Corporation Shares in the foreseeable future. Moreover, even if Marconi Corporation has distributable reserves and becomes cash flow positive and profitable and so is in a position to pay dividends, the indentures relating to the Notes significantly restrict its ability to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Marconi Corporation Shares. This may reduce the demand for the Marconi Corporation Shares until Marconi Corporation is able to pay dividends in respect of the Marconi Corporation Shares, which may in turn adversely affect the price of the Marconi Corporation Shares in the market.

PRE-EMPTIVE RIGHTS FOR NON-UK HOLDERS OF MARCONI CORPORATION SHARES MAY NOT BE AVAILABLE.

In the case of, amongst other things, an increase of the share capital of Marconi Corporation, existing shareholders are entitled to pre-emptive rights pursuant to the Act and Marconi Corporation's articles of association unless waived by a resolution of the shareholders at a general meeting or in the circumstances stated in Marconi Corporation's articles of association. Even where pre-emptive rights apply, holders of the Marconi Corporation Shares in the United States, South Africa, Australia, Canada and other jurisdictions outside the United Kingdom may in practice not be able to exercise pre-emptive rights in respect of their Marconi Corporation Shares unless Marconi Corporation decides to comply with applicable local laws and regulations and, in the case of holders of the Marconi Corporation Shares in the United States, a registration statement under the US Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. Marconi Corporation intends to evaluate at the time of any pre-emptive rights offering the costs and potential liabilities associated with any such registration statement and compliance with other applicable local laws and regulations, as well as the indirect benefits to it of thereby enabling or facilitating the exercise by holders of the Marconi Corporation Shares in the United States and such other jurisdictions of their pre-emptive rights for new securities in respect of their Marconi Corporation Shares and any other factors Marconi Corporation considers appropriate at the time, and then to make a decision as to how to proceed and whether to file such a registration statement or comply with such other applicable local laws and regulations. No assurance can be given that any registration statement with respect to the securities offered under a pre-emptive issue would be filed or any such other local laws and regulations would be complied with to enable the exercise of such holders' pre-emptive rights.

IN THE EVENT OF ENFORCEMENT OF THE SECURITY FOR THE NOTES AND THE PERFORMANCE BONDING FACILITY, THE NOTES WILL RANK JUNIOR IN RIGHT OF PAYMENT TO THE PERFORMANCE BONDING FACILITY, THE JUNIOR NOTES WILL RANK JUNIOR IN RIGHT OF PAYMENT TO THE SENIOR NOTES, AND THE RIGHTS OF THE JUNIOR NOTES TO TAKE ENFORCEMENT ACTION WITH RESPECT TO THE SECURITY WILL BE LIMITED.

Marconi Corporation, the Guarantors, the indenture trustees for the Notes and the agent under the Performance Bonding Facility, among others, will enter into a Security Trust and Intercreditor Deed that will establish the relative priorities among the Senior Notes, the Junior Notes and the Performance Bonding Facility in the event of

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                                                         PART II -- RISK FACTORS

--------------------------------------------------------------------------------

enforcement of the security therefor. Following the occurrence of a payment default and/or an acceleration of the maturity of the Senior Notes, all proceeds from enforcement of the security granted by Marconi Corporation and the Guarantors to secure their respective obligations under the Notes, the guarantees thereof and the Performance Bonding Facility will be applied as follows:

      -  first, to the fees and expenses of the trustees and other agents;

      -  second, to the banks providing the Performance Bonding Facility;

      -  third, to repayment of the Senior Notes; and

      -  fourth, to repayment of the Junior Notes.

Under the terms of the Security Trust and Intercreditor Deed, no payments may be made on the Junior Notes (other than payments of interest in kind) and no redemptions of the Junior Notes from the proceeds of asset sales may be made, subject to limited exceptions: (i) following a payment default under, or acceleration of, the Senior Notes until the payment default or acceleration has been remedied or waived or unless at least a majority in principal amount of the Senior Notes consent in writing or all liabilities arising under the Senior Notes are paid in full; or (ii) following a standstill notice being delivered by the Senior Notes Trustee to the Security Trustee (notifying it of the occurrence of a default under the Senior Notes) for a period of up to 179 days.

In addition, under the terms of the Security Trust and Intercreditor Deed, the holders of the Junior Notes may not:

      - take enforcement action against any security securing the Junior Notes without the consent of the holders of the Senior Notes or unless all liabilities arising under the Senior Notes have been discharged in full; or

      -  amend the indenture for the Junior Notes, with limited exceptions.

Furthermore, if the holders of the Senior Notes agree to waive a default or event of default and/or amend the Senior Notes or the related indenture to address the circumstances leading to such default or event of default, the holders of the Junior Notes will be deemed to have waived such default or event or default and/or the corresponding provisions of the Junior Notes and the related indenture will be amended or supplemented to the same effect, in each case without the consent of any holder of Junior Notes (but subject to certain limitations).

THE VALUE OF THE GUARANTEES AND THE COLLATERAL MAY LIMITED BY APPLICABLE LAWS.

Marconi Corporation's obligations under the Notes and the Performance Bonding Facility will be guaranteed by certain of Marconi Corporation's subsidiaries that, with limited exceptions, must include on an ongoing basis (i) subsidiaries that together account for at least 80 per cent., and (ii) each subsidiary that individually accounts for more than 5 per cent., in each case, of the total assets, total external assets, total external sales, and (commencing as of 31 March 2005) total EBITDA of Marconi Corporation and its subsidiaries. Marconi Corporation and the Guarantors will, with limited exceptions, grant security over substantially all of their respective assets to secure their respective obligations under the Notes and the guarantees as well as the Performance Bonding Facility.

The obligations of the Guarantors will be limited under the relevant laws applicable to such Guarantors and the granting of such guarantees and/or security (including laws relating to corporate benefit, capital preservation, financial assistance, fraudulent conveyances fraudulent transfers or transactions at an under value) to the maximum amount payable or secured such that such Guarantees or security will not constitute a fraudulent conveyance, fraudulent transfer or a transaction at an under value, or otherwise cause the Guarantor to be insolvent under relevant law or such guarantees or security to be void or unenforceable or cause the directors of such Guarantor to be held in breach of applicable corporate or commercial law for providing such Guarantee or security. As a result, a Guarantor's liability under its guarantee and/or the value of security granted could be reduced to zero. Notwithstanding the foregoing limitations to the guarantees, there can be no assurance that the provision of any guarantee by any particular Guarantor or Guarantors will not be challenged by a liquidator, administrator or other creditor of such Guarantor or Guarantors. If a court voided any guarantee or held it unenforceable, holders of Notes would cease to have a claim in respect of the guarantee by the relevant Guarantor and, accordingly, would cease to be a creditor of such Guarantor.

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    PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Unless the context otherwise requires, this Part III assumes that the Schemes have been implemented in accordance with their terms.

The following discussion of the Group's financial condition and trading performance should be read in conjunction with its consolidated financial statements and the related notes and the other financial information included in the Accountants' Report in Part IV: Financial information.

Further information relevant to the following discussion and analysis can be found at:

Part I: Description of the Marconi Corporation Group (in particular, the discussions of "Financial Objectives")

Part II:  Risk factors

Part VI: Marconi plc Quarterly Report to 31 December 2002

Part VII: Further information relating to the Restructuring (in particular, the discussion of "Financial Position of the Group Following the Restructuring")

Part X:  Additional information.

This commentary discusses and is based on the following financial information:

      (i) the audited financial information of the Marconi Corporation Group for the three years ended 31 March 2002 and the six months ended 30 September 2002 contained in Part IV: Financial information; and

      (ii) relevant unaudited financial information of the Marconi Corporation Group for the six months ended 30 September 2001.

The Group's consolidated financial statements are prepared in accordance with UK GAAP. This discussion contains forward-looking statements based on assumptions about the Group's future business, see "Forward Looking Statements". There are a number of factors that could cause the Group's actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in this document, particularly in Part II: Risk factors.

OVERVIEW

The Group is a major international vendor of telecommunications equipment and services. The Group's customers include many of the leading telecommunications operators throughout the world, with whom it has a large base of installed equipment.

CONTINUING OPERATIONS

For the purposes of financial reporting, the Group, effective as of 31 March 2002, divided its continuing operations into two segments: Core and Capital.

The Group divides its Core activities into two main business types: Network Equipment, comprising Optical Networks, Broadband Routing and Switching ("BBRS"), European Access, North American Access, Outside Plant and Power ("OPP") and Other Network Equipment; and Network Services, comprising Installation, Commissioning and Maintenance ("IC&M") and Value Added Services ("VAS"). Previously European Access, North American Access and OPP had been reported as Access Systems.

The Group's customer base includes telecommunications companies and providers of internet services for their public networks, and certain large corporations, government departments and agencies, utilities and educational institutions for their private networks.

Capital comprises certain non-core businesses the Group manages for value and ultimately for disposal. Assets in Capital include the Group's holdings in Easynet Group Plc, as well as a number of other minor activities, investments and assets.

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         PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

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On a geographic basis, the UK, rest of Europe, Middle East and Africa ("EMEA")
and North America are the Group's main markets. The majority of the Group's revenues in the EMEA region relate to Optical Networks. Revenues in North America are driven by North American Access, OPP, and BBRS.

DISCONTINUED OPERATIONS

During the year ended 31 March 2002, the Group disposed of its Medical Systems, Data Systems and Commerce Systems activities which were previously managed within Marconi's Capital division. In August 2002, the Group completed the disposal of its Strategic Communications business which had previously represented substantially all of the Group's former Mobile division. In the accompanying financial information, Medical Systems, Data Systems, Commerce Systems and the Group's Strategic Communications businesses have been treated as discontinued operations throughout all periods.

Further information on acquisitions and disposals is set out in Part I:
Description of the Marconi Corporation Group and Part IX: Additional
Information.

DEFINITIONS OF KEY PERFORMANCE INDICATORS

In the subsequent discussion of the financial condition and results of operations of the Group, management has applied the following definitions:

      - Adjusted gross profit is defined as gross profit before exceptional items;

      - Adjusted gross margin is defined as gross margin before exceptional items;

      - Adjusted operating profit/(loss) is defined as operating profit/(loss) before goodwill amortisation and exceptional items;

      - Adjusted operating costs are defined as research and development, selling and distribution and general and administrative expenses and the associated depreciation of tangible fixed assets and before goodwill amortisation and exceptional items;

      - Adjusted operating cash flow is defined as operating cash flows before exceptional cash flows and after net capital expenditure; and

      - Book to bill ratio is defined as orders received in the financial reporting period divided by sales made in the period.

Additional key performance indicators and other terms are defined in the section "Definitions", beginning on page 490.

Unless otherwise stated, references to the "Group" refer to the Marconi Corporation Group including its share of results of joint ventures but excluding its share of results of associates.

Inflation has not had a material impact on the Group's results of operations for the six months ended 30 September 2002 and the three years ended 31 March 2002.

One of the Group's strategic objectives is to maintain capital expenditure below the level of depreciation.

BUSINESS REORGANISATION

Following a profits warning published on 4 July 2001, the Group undertook an operational review of its activities. The results of the operational review were announced in September 2001 and included a change of management with the appointment of a new Chief Executive Officer and Interim Chairman. It also covered the Group's markets, its operations and scope of business and focused on adapting the Group to the changed circumstances of the telecommunications market during the substantial decline in market demand.

The review resulted in:

      - the re-organisation of the Group into the Core businesses and a non-core Capital Business from which the Group targeted to realise cash proceeds from disposals of at least L500 million by 31 March 2002,

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PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

      - a plan to reduce plc Group indebtedness from L4.4 billion at 31 August 2001 to between L2.7 billion and L3.2 billion by 31 March 2002, which included a series of business disposals,

      - action plans to reduce the annualised operating expense run-rate in the then Core businesses (including the Group's Mobile assets) from around L1.4 billion at 31 March 2001 to around L1 billion by 31 March 2002.

By 31 March 2002, the new management team had achieved all of these financial objectives.

CURRENT TRADING AND PROSPECTS

CURRENT TRADING

Overall conditions in the telecommunications market remained tough during the third quarter of the financial year ending 31 March 2003. Trading levels in EMEA in the third quarter remained stable despite the continuing difficult market environment. The Group is now beginning to observe some slowing of business in the Middle East as a result of the current political environment. The North American market continues to be characterised by further tightening of capital expenditure by a number of large telecommunications operators, particularly towards the end of their financial years in December 2002. In Central and Latin America ("CALA"), the market was relatively stable during the quarter although capital expenditure amongst major operators in the region remained at a low level. In Asia-Pacific (APAC), while the market remains buoyant in Australia, conditions in the Chinese market are more difficult as a result of delays in capital expenditure due to the reorganisation of key customers, delays to the roll-out of certain network build projects and increased pricing pressure on new business.

Despite the difficult market environment, the Group continued to make significant progress during the third quarter of the financial year ending 31 March 2003 towards its targets to improve operating performance in the Core business. In particular compared to the previous quarter, further cost savings achieved during the period led to an approximate 0.5 percentage point increase in Core gross margin (before exceptional items) to 22.1 per cent. and an approximate L85 million deduction in Core operating cost run-rate (before goodwill amortisation and exceptional items) to L550 million at 31 December 2002. Headcount reductions are a major driver of the Group's cost reduction initiatives. At 31 December 2002, the Group had approximately 16,000 employees in its Core business, down from just over 19,000 at 30 September 2002.

The Group's improved operating performance combined with further progress in all areas of working capital management, led to a significant improvement in adjusted operating cash flow, with the Group recording an operating cash inflow (before exceptional items) of L72 million during the quarter. Non-operating and exceptional cash outflows (excluding tax) of L88 million relating mainly to the Group's ongoing operational and financial restructuring processes and interest paid were partially offset by a net L45 million tax repayment received during the period. In total during the third quarter, the Group generated cash of L29 million before use of liquid resources and financing.

The Group was awarded a number of important business wins during the period. These included the first European sale of the Group's BXR-48000 multi-service switch-router to a large financial institution and the first sale of the Group's recently launched Softswitch to Jersey Telecom. In addition, since the beginning of the new calendar year 2003, the Group has announced two major new business wins from Telecom Italia: a Euro 80 million (approximately L50 million) frame contract for the supply of the Access Hub and a new 2-year frame contract estimated at approximately Euro 15 million (approximately L10 million) to build an optical backbone network architecture based on the Group's next generation digital cross-connect, the MSH2K.

PROSPECTS

Upon completion of the Restructuring, the Directors expect the Group to be better-positioned to compete effectively in the areas of the broader telecommunications equipment market on which it has chosen to focus.

The market for telecommunications equipment and services remains difficult. During the first three quarters of the financial year ending 31 March 2003 the annualised rate of Core sales has declined by around 10 per cent. from approximately L2 billion in the first quarter to approximately L1.8 billion in the third quarter. The Directors do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the financial year compared to the level recorded in the third quarter (L456 million), contrary to the seasonal pattern

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         PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

of customer demand in previous years. Despite this difficult business environment the Directors believe that the previously announced cost reduction initiatives currently being implemented will enable the Group to make further progress during the final quarter of the financial year ending 31 March 2003 towards its near term financial objectives to reduce costs and to achieve operating cash breakeven before exceptional cash costs.

Furthermore, the Directors believe that market volumes are likely to contract further during the financial year ending 31 March 2004 and do not expect the Group to benefit from significant market share gains. As a result, the Directors believe that Core sales could decline by up to a further 5 per cent. during the financial year ending 31 March 2004 compared to the annualised third quarter trading levels (L1.8 billion).

In December 2002, the Group outlined its Core operating model and confirmed its targets to achieve a gross margin run-rate in the range of at least 24 to 27 per cent. of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent. of Core sales during the financial year ending 31 March 2004. The Directors now believe that the Group will be able to reduce the Core operating cost base to an annual run rate below L450 million during the financial year ending 31 March 2004 and thereby reduce its breakeven level of sales to below L1.7 billion per annum.

Although the Group's principal markets remain difficult, the Directors expect them to recover, at some stage, as end customer demand for fixed or mobile broadband services increases. While the Directors cannot predict with any level of certainty the occurrence, timing or extent of any recovery, they believe that the favourable longer-term dynamics of the telecommunications market should enable the Group to improve margin and grow profitably.

DIVIDEND POLICY

The Directors do not expect Marconi Corporation plc to pay a dividend in the foreseeable future. Further information relating to the dividend policy is provided in Part I: Description of the Marconi Corporation Group under the heading Dividend Policy.

RESULTS OF OPERATIONS

6 MONTHS ENDED 30 SEPTEMBER 2002 COMPARED WITH 6 MONTHS ENDED 30 SEPTEMBER 2001

GROUP REVIEW

GROUP KEY FIGURES

                                                                 6 months ended
                                                                  30 September
                                                                ----------------
                                                                  2001      2002
                                                                ------    ------
                                                                  in L million
Turnover                                                         2,578     1,106
Adjusted gross profit (excluding Joint Ventures)                   628       201
Adjusted operating loss                                           (238)     (235)
Operating exceptionals                                          (4,502)     (237)
Non-Operating exceptionals                                          75       (14)
Associates                                                           5       (70)
Retained loss                                                   (5,076)     (925)

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PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

GROUP TURNOVER BY SEGMENT

                                                                6 months ended
                                                                 30 September
                                                                --------------
                                                                 2001     2002
                                                                -----    -----
                                                                 in L million
Core                                                            1,448      992
Capital                                                           207       32
Other                                                             (27)      (5)
                                                                -----    -----
Continuing operations                                           1,628    1,019
Discontinued operations                                           950       87
                                                                -----    -----
Group                                                           2,578    1,106
                                                                =====    =====

Group sales for the six months ended 30 September 2002 amounted to L1,106 million, representing a decrease of L1,472 million or 57 per cent. compared to the first six months of the previous year (L2,578 million).

Sales from continuing operations amounted to L1,019 million, a decrease of L609 million or 37 per cent. compared to the corresponding period of the previous financial year. This decrease was mainly the result of reduced demand in the global market for telecommunications equipment and services by telecommunications operators resulting in lower sales in the Group's Core businesses and the disposal of businesses from Capital, including the Group's 50 per cent. stake in General Domestic Appliances ("GDA") and Marconi Optical Components completed during the previous financial year, as well as the sale of Marconi Applied Technologies Group completed in July 2002.

Sales from discontinued operations amounted to L87 million during the period and related mainly to Strategic Communications prior to its disposal in August 2002. Of the L950 million of sales from discontinued operations during the first half of the previous year, approximately L133 million related to Strategic Communications. The balance of L817 million related to other business disposals including Medical Systems, Data Systems, and Commerce Systems.

GROUP ADJUSTED GROSS PROFIT (EXCLUDING JOINT VENTURES)

                                                                 6 months ended
                                                                  30 September
                                                                ----------------
                                                                  2001      2002
                                                                ------    ------
                                                                  in L million
Continuing operations                                              358       177
Discontinued operations                                            270        24
                                                                ------    ------
Group                                                              628       201
                                                                ======    ======

Adjusted gross profit at Group level amounted to L201 million, representing an adjusted gross margin of 18 per cent. (Sept 2001: L628 million; 26 per cent. of sales). Of this amount, the Group's continuing operations contributed an adjusted gross profit of L177 million and an adjusted gross margin of 17 per cent. (Sept 2001: L358 million; 22 per cent. of sales) and discontinued operations contributed an adjusted gross profit of L24 million and an adjusted gross margin of 28 per cent. (Sept 2001: L270 million; 28 per cent. of sales). The overall decrease in adjusted gross profit compared to the previous year at Group level was mainly attributable to the reduction in sales volumes in the Core businesses, unfavourable business mix and some price erosion, particularly in Optical Networks. As the Group was not able to reduce costs quickly enough, this led to under-utilisation of resources and under-recovery of costs in the supply chain. Business disposals included in discontinued operations also contributed to the absolute decrease in adjusted gross profit. In addition, a L25 million stock write-off was made in September 2002. Significant cost savings were made during the period but there were not able to offset the effect of the reductions in revenues.

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         PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                                 6 months ended
                                                                  30 September
                                                                ----------------
                                                                  2001      2002
                                                                ------    ------
                                                                  in L million
Core                                                              (247)     (205)
Capital                                                            (40)      (28)
                                                                ------    ------
Continuing operations                                             (287)     (233)
Discontinued operations                                             49        (2)
                                                                ------    ------
Group                                                             (238)     (235)
                                                                ======    ======

Operating cost savings achieved mainly in the Core businesses (see "Core Business Review" below) during the first half were more than offset by the reduction in gross profitability, leading to an overall Group adjusted operating loss of L235 million. This represented a L3 million improvement compared to the first half of the previous year. (Sept 2001: adjusted operating loss of L238 million).

Of this, an adjusted operating loss of L233 million was attributable to the Group's continuing operations (L205 million of which related to the Core businesses and L28 million to Capital) and an adjusted operating loss of L2 million was attributable to the Group's discontinued operations.

CORE BUSINESS REVIEW

6 MONTHS ENDED 30 SEPTEMBER 2002 COMPARED WITH 6 MONTHS ENDED 30 SEPTEMBER 2001

CORE KEY FIGURES

                                                                          6 months ended
                                                                         30 September 2002
                                                                    ---------------------------
                                                6 months ended       First     Second
                                               30 September 2001    quarter    quarter    Total
                                               -----------------    -------    -------    -----
                                                 in L million              in L million
Turnover                                                   1,448        510        482      992
Gross profit                                                 340         89         79      168
Adjusted operating loss                                     (247)      (115)       (90)    (205)
Adjusted operating cash flow                                (358)       (81)       (43)    (124)

TURNOVER BY GEOGRAPHY

                                                                        6 months ended
                                                                      30 September 2002
                                                               --------------------------------
                                           6 months ended       First       Second
                                          30 September 2001    quarter     quarter      Total
                                          -----------------    --------    --------    --------
                                            in L million                 in L million
Europe, Middle East and Africa                          752         285         285         570
North America                                           463         153         142         295
Asia Pacific                                            107          47          45          92
Central and Latin America                               126          25          10          35
                                                   --------    --------    --------    --------
CORE                                                  1,448         510         482         992
                                                   --------    --------    --------    --------
                                                   --------    --------    --------    --------

Overall Core sales fell L456 million or 31 per cent. to L992 million. The decline in second quarter sales compared to the first quarter was limited to L28 million, or 5 per cent.

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AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Market conditions have deteriorated in all geographic areas but the extent of the decline varies from country to country and depends on individual telecom operators' spending profiles.

Sales in Europe, the Middle East and Africa ("EMEA") fell by L182 million, or approximately 24 per cent. to L570 million compared to the corresponding period of the previous financial year. Within the six months ended 30 September 2002, sales in the region remained stable quarter on quarter. Market dynamics in the UK showed signs of stabilisation. BT continued its broadband access campaign, which, while not leading to immediate sales for the Group, the Directors expect over time to lead to increased traffic flows onto BT's core transmission network, requiring renewed spending in optical equipment. Italian market volumes also remained relatively stable mainly as a result of the absence of 3G debt issues amongst Italian telecommunications operators, although the pricing environment in Southern Europe generally became increasingly challenging. Elsewhere in Europe, major operators continued to cut capital expenditure budgets as they focused on debt reduction. This particularly impacted Core sales in Germany during this period.

The further market decline was most marked in the Americas. Sales in the United States fell by L168 million, or approximately 36 per cent. to L295 million, while sales in CALA were down L91 million, or approximately 72 per cent. to L35 million compared to the corresponding period in the previous financial year. In the US, regional bell operating companies ("RBOCs") continued to maintain tight controls over capital expenditure, further reducing overall budgets during the period, whilst political and macro-economic issues in CALA had a significant negative impact on the telecommunications market, particularly in Brazil and Mexico.

Sales in APAC fell by L15 million or approximately 14 per cent. to L92 million. The decrease occurred mainly in Optical Networks as a result of increased competition and pricing pressure in the region.

SALES CHANNELS

Sales through channel partners were significantly lower than the first half of the previous year as a result of the overall reduction in market volumes and particularly, in the case of sales through Ericsson and Nokia, as a result of the completion of 2G and 2.5G wireless networks rollouts in the previous year and the ongoing delays to the deployment of 3G network rollout.

PRICING

A high proportion of Core sales, particularly in Europe, are derived from existing frame contracts. The Group estimates that price erosion in Network Equipment under such contracts ranges up to 8 per cent. on an annual basis. The Group aims to continue to match this price erosion with planned product cost savings to avoid further erosion of gross margins. Network Services tends to be more resilient to price erosion.

COST OF SALES

Material costs currently account for approximately three quarters of Network Equipment cost of sales, of which approximately one third relates to printed circuit board (PCB) assemblies outsourced through to CEMs and OEMs. The remaining cost of sales, which relates to in-house labour and overhead, includes costs associated with planning, supplier management, supply chain management and logistics, engineering, quality, final assembly and test, property costs, asset depreciation, logistics, system maintenance and warranty.

Over 60 per cent. of Network Services' cost of sales currently relates to the cost of in-house labour. The remainder relates primarily to the cost of subcontract labour, materials and miscellaneous overheads.

As a result of the rapid decline in revenues throughout the year ended 31 March 2002, the Group was not able to reduce its cost of sales quickly enough to avoid margin erosion. However, significant reductions in cost of sales have now been achieved in the Network Equipment supply chain and in Network Services. The rationalisation of all production and service areas is largely complete and the Irish and Montreal production facilities have been closed. In addition, substantial reductions in inventory levels have resulted in significant savings in warehousing and other inventory control costs.

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         PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

KEY CUSTOMERS

The Core businesses serve a strong customer base of predominantly incumbent operators and government agencies. The ten largest customers during the first six months were BT, BellSouth, Metro City Carriers (Germany), Telecom Italia, Telkom South Africa, UK Government, US Federal Government, Verizon, Vodafone Group and Wind (Italy). In aggregate, these customers accounted for 46 per cent. of Core sales during the period (Sept 2001: 32 per cent.). BT remains the Group's largest customer and accounted for 17 per cent. of Core sales during the period (Sept 2001: 11 per cent.).

In EMEA, the five largest customers during the first six months were BT, Metro City Carriers, Telecom Italia, UK Government and Vodafone Group. These customers, in aggregate, accounted for 55 per cent. of Core sales in the region during the period (Sept 2001: top five EMEA customers accounted for 31 per cent.).

In the US, the five largest customers during the first six months were BellSouth, Qwest, SBC, Sprint, US Federal Government and Verizon and in aggregate accounted for 47 per cent. of Core sales in the region during the period (Sept 2001: top five US customers accounted for 46 per cent.).

ADJUSTED GROSS PROFIT

Core gross profit amounted to L168 million, or 17 per cent. of Core sales. This included the impact of additional stock provisions of approximately L25 million charged to cost of sales in the second quarter of the financial year. In line with the Group's accounting policy, these stock provisions were created as a consequence of the continued decline in market conditions. They related mainly to optical networking and access equipment.

For the purposes of this Core Business Review, the Group has analysed Core adjusted gross margin on an underlying basis, excluding the impact of these stock provisions.

Underlying adjusted gross profit in the Core businesses (excluding inventory write-downs of L25 million) amounted to L193 million or 19 per cent. of sales (Sept 2001: L340 million; 23 per cent. of sales). The decrease compared to the previous year related mainly to reduced sales volumes in Network Equipment and IC&M activities, unfavourable business mix and some price erosion, particularly in Optical Networks. Significant cost savings were achieved and further cost reduction plans were implemented in order to address the continued under-utilisation of resources, particularly in the supply chain.

On a sequential basis within the period, first quarter Core adjusted gross margin declined to approximately 17.5 per cent. of sales compared to 20 per cent. in the final quarter of the previous financial year. This was mainly due to the reduced level of sales volumes in the period (over L180 million lower than in the previous quarter) and the unfavourable business mix which more than offset cost reductions achieved in the supply chain during the period.

In the second quarter, underlying adjusted gross margin in the Core businesses (excluding inventory write-downs of L25 million) improved sequentially to approximately 22 per cent. despite the further decline in Core sales. Approximately two-thirds of this improvement over the first quarter related to direct cost savings which included further manufacturing rationalisation, improved utilisation of resources in services and procurement and engineering cost reductions. The balance was driven by the more favourable business mix compared to the previous quarter.

ADJUSTED OPERATING EXPENSES

Core adjusted operating expenses totalled L373 million or 38 per cent. of Core sales during the period, a reduction of L214 million or 36 per cent. compared to the first half of the previous year (L587 million; 41 per cent. of Core sales). Significant savings were achieved across all main categories of operating expenditure.

By the end of September 2002, the Group had reached an annualised operating expense run-rate in the Core businesses of L635 million, reduced from L1.1 billion at the end of September 2001 and L890 million at the end of March 2002.

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AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

OPERATING EXPENSES -- RESEARCH & DEVELOPMENT ("R&D")

Core R&D expenditure amounted to L163 million, (16.4 per cent. of Core sales) a 35 per cent. reduction compared to the first half of the previous financial year (L249 million: 17.2 per cent. of Core sales).

Optical Networks accounted for almost 40 per cent. of the total Core R&D expenditure during the first half of the financial year (Sept 2001: approximately 30 per cent.). The main focus of R&D in Optical Networks remained the continued development of the Group's next generation SDH Series 4 product range and digital cross connect, the PMM metro DWDM product range and further upgrades to the Group's network management software. In July 2002, the Group announced its decision to terminate the development of its SONET technology and the consequent closure of its Canadian-based SONET facility, contributing to the overall R&D savings achieved during the period.

R&D expenditure across the Group's access portfolio, in Europe and North America combined, accounted for a further 25 per cent. of total Core R&D expenditure. Ongoing development programmes were focused on fixed wireless access, Softswitch and Access Hub platforms as well as sustaining investment on certain legacy products to support existing customers. R&D investment in the North American Access Business was significantly reduced as a result of the Group's decision to cease investing in next generation fibre-to-the-home technologies.

BBRS accounted for 23 per cent. of Core R&D expenditure. Over 50 per cent. of this expenditure was focused on the development of the Group's new multi-service core switch, the BXR-48000. Other ongoing programmes include the further development of the ASX 1000 and ASX 4000 platforms.

The remaining 12 per cent. of R&D expenditure in the period related mainly to the OPP Business, wireless software and Other Network Equipment.

OPERATING EXPENSES -- SELLING AND DISTRIBUTION EXPENSES

Core selling and distribution expenses amounted to L145 million, a 36 per cent. reduction compared to the first half of the previous financial year (L228 million). These savings were achieved mainly through headcount reductions, reduced spend on marketing programmes and initiatives, the consolidation and closure of several sales offices worldwide, and the transition to indirect sales channels in a number of countries, particularly in the APAC region.

OPERATING EXPENSES -- ADJUSTED ADMINISTRATIVE EXPENSES

Adjusted administrative expenses (defined as administrative expenses excluding goodwill amortisation, goodwill impairment and exceptional items, and excluding joint ventures) in the Core businesses amounted to L59 million, a 45 per cent. reduction compared to the first half of the previous financial year (L108 million). Savings were achieved mainly through headcount reductions and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Group's Restructuring are classified as exceptional costs.

OPERATING EXPENSES -- OTHER

Other Core operating expenses amounted to approximately L6 million and related mainly to patent and royalty fees as well as to foreign exchange. (Sept 2001: operating income L2 million).

ADJUSTED OPERATING LOSS

                                                          6 months ended 30 September 2002
                                                         ----------------------------------
                                     6 months ended        First       Second
                                    30 September 2001     quarter      quarter      Total
                                    -----------------    ---------    ---------    --------
                                      in L million                  in L million
Network Equipment                                (216)         (96)         (83)       (179)
Network Services                                    2           (2)           7           5
Other                                             (33)         (17)         (14)        (31)
                                             --------     --------     --------    --------
CORE                                             (247)        (115)         (90)       (205)
                                             --------     --------     --------    --------
                                             --------     --------     --------    --------

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         PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Core adjusted operating loss for the six months ended 30 September 2002 was reduced to L205 million (Sept 2001: L247 million). The significant reduction in adjusted gross profit was more than offset by the adjusted operating cost savings achieved during the period, giving rise to an overall improvement to adjusted operating loss of L42 million or 17 per cent.

Core adjusted operating loss comprised an adjusted operating loss of L179 million in Network Equipment and an adjusted operating profit of L5 million in Network Services. In addition, the Core businesses incurred L31 million of other costs mainly relating to head office and other central costs.

ANALYSIS BY BUSINESS TYPE

CORE SALES BY PRODUCT AREA

                                                          6 months ended 30 September 2002
                                                         ----------------------------------
                                     6 months ended        First       Second
                                    30 September 2001     quarter      quarter      Total
                                    -----------------    ---------    ---------    --------
                                      in L million                  in L million
Optical Networks                                  357          134          108         242
BBRS                                              113           38           35          73
European Access                                   189           59           69         128
North American Access                              65           25           23          48
OPP                                               156           46           34          80
Other Network Equipment                            63           14           15          29
                                             --------     --------     --------    --------
NETWORK EQUIPMENT                                 943          316          284         600
                                             --------     --------     --------    --------
IC&M                                              271           97           89         186
VAS                                               234           97          109         206
                                             --------     --------     --------    --------
NETWORK SERVICES                                  505          194          198         392
                                             --------     --------     --------    --------
CORE                                            1,448          510          482         992
                                             --------     --------     --------    --------
                                             --------     --------     --------    --------

Sales of the Group's Ringfenced Entities amounted to L295 million during the first half and are included in the Core sales reported above (Sept 2001: L479 million).

NETWORK EQUIPMENT

SALES

Sales of Network Equipment amounted to L600 million, a decline of L343 million or 36 per cent. (Sept 2001: L943 million). Sales declined across all major product areas as a result of the further reductions in capital expenditure by the majority of telecommunications operators worldwide.

Optical Networks

Optical Networks sales declined by L115 million or 32 per cent. to L242 million (Sept 2001: L357 million). All areas of the business were affected as a result of a combination of three main factors: i) the general market downturn arising from further reductions in capital spending by many telecommunications operators; ii) priority by many operators to maximise utilisation in their existing core networks rather than proceeding with new network roll-outs; iii) a refocusing of the reduced investment, by certain customers, from core transmission networks to broadband access equipment.

Sales of SDH equipment accounted for around 80 per cent. of total Optical Networks sales during the period (Sept 2001: 75 per cent.) and DWDM for around 15 per cent. (Sept 2001: 15 per cent.). This split reflected the higher proportion of orders for in-fill equipment relating to existing networks which are typically based on low-capacity SDH technology, as opposed to new network build which would be oriented towards high-capacity SDH and DWDM technology. The balance represented sales of network management software and a small amount of SONET equipment sold prior to the Group's decision to cease further development and sales of this technology.

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PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

Despite the overall reduction in market size, and the 27 per cent. decline in sales of SDH equipment during the period, the Group maintained its market share in all areas of SDH with the exception of its position in digital cross connects. In September 2002, the Group announced the availability of its next generation digital cross connect, the MSH2K, which is currently on trial in a number of European customers' labs and for which the Group has been awarded initial orders.

Sales of DWDM equipment fell 28 per cent. compared to the level recorded in the first half of the previous year. This was mainly a result of the high proportion of sales to China Railcom in the previous year as the Group completed the deployment of equipment for the North West Ring project, which was not repeated in the first half of 2003.

Sales were down across all geographic regions. In EMEA, the Group's main market for Optical Networks equipment, sales performance varied across countries. Sales increased in the United Kingdom in comparison to the low level recorded in the first half of the previous year, and also in Italy as a result of continued network rollouts, particularly by Wind and Vodafone-Omnitel. These increases were more than offset, however, by declines in direct and indirect sales through channel partners in other European markets mainly as a result of general market softness. This trend was particularly marked in Germany as a result of the completion of the Group's rollout of SDH equipment under a frame contract to Deutsche Telekom ("DT"), and continued capital expenditure reductions by DT and other German wireline and wireless operators. Sales in CALA were affected by the uncertain macroeconomic and political environment prevalent in the region during the period. Sales in APAC decreased as a result of the completion of the North West Ring project in China in the previous year and because of increased competition in the region.

Broadband Routing and Switching (BBRS)

BBRS comprises mainly sales of multi-service switching products such as the ASX 4000 multi-service core switch and the smaller ASX and TNX edge switches and a range of legacy ATM switching and routing products designed for enterprise customers. During the period, the Group began to ship the first units of its new high capacity multi-service core switch, the BXR 48000, to the US Federal Government.

Sales of BBRS equipment decreased by L40 million or 35 per cent. to L73 million (Sept 2001: L113 million).

Sales to customers requiring carrier-class networks accounted for 64 per cent. of BBRS sales during the first half (Sept 2001: 62 per cent. of sales). This included sales to the US Federal Government, the Group's single largest customer for BBRS equipment, which increased in comparison to the prior period, mainly as a result of increased shipments of ATM edge switching equipment and the first sale of the BXR 48000. This increase partially offset the substantial decline in sales to service provider customers resulting from the significantly reduced capital spending by US operators.

Sales to enterprise customers accounted for 36 per cent. of BBRS sales during the first half (Sept 2001: 38 per cent). This decrease in sales to enterprise customers followed the Group's decision, in 2001, to refocus its technical and commercial resources towards customers requiring carrier class networks.

BBRS service sales are reported as part of VAS within Network Services. These amounted to L43 million during the first half of the financial year, a 16 per cent. increase on the corresponding period in the prior year (L37 million). This increase was due to one specific major contract for airport communications services in the United States, which the Group expects to complete before the end of the current financial year.

European Access

European Access comprises Fixed Wireless Access (accounting for approximately 34 per cent. of European Access sales), Multimedia Voice Systems (approximately 24 per cent.), the Group's High Density DSLAM, the Access Hub (over 10 per cent.) and other, mainly narrowband access products (representing the balance of approximately 30 per cent.).

Sales of European Access equipment fell by L61 million or 32 per cent. to L128 million (Sept 2001: L189 million). Within the period, at L69 million, second quarter sales were 17 per cent. higher than the first quarter (L59 million) as a result of increased sales of High Density DSLAM in Italy and voice systems in the United Kingdom.

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                                                       AND RESULTS OF OPERATIONS

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Sales fell compared to the prior period across all main product areas with the exception of sales of the Group's High Density DSLAM product, launched during the first half of the previous financial year. The increase in DSLAM sales was due particularly to increased volumes in the Italian market during the second quarter of the financial year, as Telecom Italia aggressively deployed the Group's equipment under an existing frame contract.

Conditions remained tough in Germany, the Group's main market for its fixed wireless access products. Sales were down compared to the first half of the previous year mainly as a result of the high levels of debt amongst German mobile operators, leading them to focus on balance sheet restructuring and tight constraints on capital spending. Delays to planned 3G network rollouts during the first half also contributed to the difficult business environment. Two major operators, O(2) and D2 Vodafone, have recently confirmed 3G network rollout plans and are now beginning initial deployments of equipment. In October 2002, the Group was awarded a major new frame contract from mobile operator O(2)'s German subsidiary for the supply of fixed wireless access and optical networking equipment to support its planned 3G network roll-out.

Sales of multimedia voice systems were down compared to the corresponding period in the previous year as the Group's customers, including BT, continued to switch investment from their narrowband access to broadband access networks.

North American Access

Sales fell by L17 million or 26 per cent. to L48 million (Sept 2001: L65 million). This was mainly due to the difficult market conditions in North America and the continued slowdown of narrowband access infrastructure investment. Sales of the Group's legacy DISC*S copper product range were particularly affected following the Group's announcement in March 2002 that it had discontinued future research and development spending in this area.

Outside Plant and Power (OPP)

OPP equipment sales fell by L76 million or 49 per cent. to L80 million (Sept 2001: L156 million). This was mainly a result of the significant reductions in capital spending in the United States, which accounted for L74 million of OPP sales during the period (Sept 2001: L129 million). The general market downturn in CALA also contributed to the sales decline. OPP recorded L6 million of sales in CALA during the first six months, compared to L26 million in the corresponding period of the previous financial year.

OPP service sales are reported as part of IC&M within Network Services. These amounted to L51 million during the first half of the financial year, a reduction of L57 million, or 53 per cent. compared to L108 million in the corresponding period of the previous year. This decline was a direct result of the reduced level of sales of OPP equipment.

Other Network Equipment

Other Network Equipment comprises mainly MIS, the Group's interactive systems activity, as well as legacy operations in South Africa and APAC.

Sales in this group of activities fell by L34 million or 54 per cent. to L29 million (Sept 2001: L63 million). This was mainly the result of reduced sales in the Group's legacy optical cable business in South Africa and the absence of sales in Hong Kong following completion of a major long-term contract during the previous financial year. Sales of interactive systems remained stable during the period.

NETWORK EQUIPMENT: ADJUSTED OPERATING LOSS

Network Equipment incurred an adjusted operating loss of L179 million, an improvement of L37 million or 17 per cent. compared to an adjusted operating loss of L216 million in the first six months of the previous financial year. The main product areas contributing to this improvement during the period were BBRS and North American Access. Operating performance improvement in Optical Networks remains difficult in the face of continued volume reductions, contractual annual price negotiations under existing frame contracts and some price erosion on new orders as well as issues relating to business and geographic mix.

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AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

NETWORK SERVICES

SALES

Sales of Network Services amounted to L392 million, a reduction of L113 million or 22 per cent. (Sept 2001: L505 million). Whilst sales fell across both main types of service activity, the decline was most marked in the field of IC&M, which accounted for 47 per cent. of Network Services sales during the period (Sept 2001: 54 per cent.).

Installation, Commissioning and Maintenance (IC&M)

IC&M sales fell by L85 million or 31 per cent. to L186 million (Sept 2001: L271 million) as a direct result of the decline in equipment sales to telecom operators with which these services are associated.

Approximately L65 million, or around 76 per cent. of this decline, occurred in the Americas and related mainly to sales of OPP services.

In EMEA, which accounted for approximately 65 per cent. of IC&M sales during the period (Sept 2001: 52 per cent.), sales were down around 14 per cent., with an increased level of installation and commissioning activity in Italy partially off-setting higher percentage declines in other countries. This was due to the phasing of network deployments by Telecom Italia, Vodafone-Omnitel and Wind during the final quarter of the previous year and during the first half of the current year.

IC&M sales are not common in APAC as these activities tend to be handled by the Group's local partners in the area.

Value Added Services (VAS)

Overall, VAS sales fell by L28 million or 12 per cent. to L206 million (Sept 2001: L234 million). Sales in Integrated Systems and Managed Services remained relatively stable and were offset by a decline in Wireless Services. On a sequential basis, VAS sales increased from L97 million in the first quarter to L109 million in the second quarter as a result of increased trading under long-term service contracts, particularly in the transportation and government sectors.

During the first half of the previous financial year, Integrated Systems benefited from a high proportion of sales arising from the completion of the long-term Jubilee Line Extension communications project for London Underground. Excluding the impact of this one major contract, the increase in underlying sales of Integrated Systems was driven by trading under long-term service contracts during the period, particularly in the United Kingdom (e.g. West Coast Main Line) and Germany (e.g. Ramstein).

Managed Services recorded a single-digit percentage decrease during the period. Increased sales of BBRS-related services were offset by lower sales of IT outsourcing services prior to the Group's ongoing managed exit from this activity.

Sales of Wireless Services decreased by over 30 per cent. during the period. This was mainly a result of reduced capital expenditure in the wireless market affecting all geographic areas, but most notably the Americas.

NETWORK SERVICES: ADJUSTED OPERATING PROFIT

Network Services recorded an improvement in adjusted operating profit from L2 million in the first half of the previous financial year to L5 million during the period. Improved resource utilisation in IC&M and other ongoing cost reduction initiatives were the main drivers of the increased profitability.

While improvements were recorded across most major service activities, wireless services generated an operating loss during the period mainly as a result of the substantially lower sales recorded during the period.

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                                                       AND RESULTS OF OPERATIONS

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GROUP REVIEW -- OTHER FINANCIAL ITEMS

6 MONTHS ENDED 30 SEPTEMBER 2002 COMPARED WITH 6 MONTHS ENDED
30 SEPTEMBER 2001

EXCEPTIONAL ITEMS

OPERATING EXCEPTIONALS

For the six months ended 30 September 2002, exceptional items charged to Group operating loss (excluding joint ventures and associates) totalled L206 million, of which L24 million was charged to cost of sales and L182 million was charged to administrative expenses.

Of the total, exceptional restructuring and reorganisation costs amounted to L190 million. Impairment of tangible fixed assets, relating mainly to impairment of the Group's remaining assets for mobile communications (included in Capital) and operations in South Africa, and a provision for onerous leases amounted to L31 million. These were partially offset by exceptional income of L15 million arising from the release of previously established exceptional provisions with respect to certain doubtful debtors mainly in the United Kingdom, and to the settlement of litigation relating to IT costs at an amount less than originally envisaged.

The exceptional restructuring costs related mainly to the restructuring of the Group's supply chain and other facilities, including fixed asset impairments associated with the downsizing of the Core businesses (L98 million) and costs associated with headcount reductions (L67 million). The balance related mainly to costs associated with the Group's Restructuring.

A further review of the carrying value of the Group's fixed assets (subsequent to the review performed at 31 March 2002), including goodwill, was undertaken at 30 September 2002. The average discount rate applied to the future cash flows was 15 per cent. and was based upon a weighted average cost of capital percentage. The results of the review indicated that no further goodwill impairment charge was necessary for the six months to 30 September 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, the Directors acknowledge that the Group is likely to have to continue to review its assumptions against future performance.

In addition, the Group recorded L18 million of exceptional costs in relation to its share in associates and L31 million relating to the impairment of intangible assets in its joint ventures.

Exceptional items charged to Group operating loss (excluding joint ventures and associates) in the six months ended 30 September 2001 totalled L4,501 million.

This was made up of a L3,493 million charge to write-down goodwill and tangible fixed assets, L148 million to increase doubtful debt provisions and a L518 million increase in provisions for slow-moving stock and related charges. Restructuring and reorganisation charges totalled L342 million and included exceptional charges for workforce reductions and the IT systems implementation programme.

The more uncertain sales outlook and more conservative assessment of future growth prospects of acquired businesses led to the Directors' decision to write-down the value of historical goodwill and tangible fixed assets by L3,493 million. This charge comprised L3,407 million to write-off purchased goodwill and L86 million for the impairment of tangible fixed assets. The goodwill impairment related primarily to FORE Systems, RELTEC Corporation, Metapath Software International, Inc. ("MSI") and Mariposa Technology, Inc.

The increase in provisions for slow-moving and obsolete stock and related charges was taken as a consequence of the more uncertain sales outlook and the decision to scale back certain product lines.

The Directors' decision to increase doubtful debt provisions was taken following a review of debtor balances in light of the changed conditions in customers' markets and recognised the possibility of payment concerns with respect to specific customer groups.

NON-OPERATING EXCEPTIONALS

For the six months ended 30 September 2002, non-operating exceptional charges (excluding joint ventures and associates) amounted to L14 million. This comprised a L5 million net loss on disposal of discontinued operations, a L9 million net loss on disposal of fixed assets and investments in continuing operations.

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In addition, a L3 million loss was recorded relating to the Group's share of associates' non-operating exceptional charges.

Of the L9 million net loss in continuing operations, L40 million related to the write-down of some of the Group's investments in accordance with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are booked at their net realisable value. This write-down was partially offset by a L28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Group's share in GDA, a L12 million gain on property disposals and a net L9 million charge relating to current and prior period disposals and business closures and other provision movements.

In discontinued operations, the loss on disposal of Strategic Communications (L41 million) was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals.

INTEREST AND FINANCE INCOME

In the six months ended 30 September 2002, the Group's net interest payable was L119 million (Sept 2001: L122 million). The interest charge decreased as a result of the Group's reduced net debt position.

The charge during the period mainly comprised approximately L77 million of interest charged on the Group's bond debt and approximately L52 million of interest charged on the Group's Syndicate Bank debt, partially offset by interest income on the Group's cash balances and repayment supplement on tax refunds.

Net finance income amounted to L2 million.

TAXATION

The tax charge on ordinary activities was L10 million in the period compared with a credit of L36 million in the first half of the previous year. The net tax impact of exceptionals was Lnil (Sept 2001: Lnil).

GOODWILL AMORTISATION

The Group incurred a charge of L55 million for goodwill amortisation for the six months ended 30 September 2002 (including L1 million for amortisation of goodwill relating to joint ventures) compared to a charge of L350 million in the corresponding period of the previous year. This significant reduction was a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items was 92.5 pence (Sept 2001; loss of 182.3 pence).

The loss per share excluding goodwill amortisation and exceptional items was
38.0 pence compared to a loss per share of 10.7 pence in the first half of the previous year.

30 SEPTEMBER 2002 -- FINANCIAL CONDITION

BALANCE SHEET

Three main factors have contributed to the overall change in shape of the Group's balance sheet during the first half of the financial year: (i) the disposal of Strategic Communications; (ii) the losses incurred during the period and (iii) the further market decline and continued downsizing of the Group's Core businesses.

NET ASSETS/LIABILITIES

As at 30 September 2002, net liabilities before net retirement benefit deficits stood at L2,772 million compared to L1,890 million at 31 March 2002. The increase in net liabilities was mainly due to the loss incurred during the period. As at 30 September 2002, the Group had net current liabilities of L1,331 million compared to net current liabilities of L756 million as at 31 March 2002. The increase in net current liabilities was mainly due to reductions in cash due to continuing losses, and reduction in stock and debtors reflecting lower sales, offset by a reduction in trade creditors and short-term borrowings.

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                                                       AND RESULTS OF OPERATIONS

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FIXED ASSETS

The L672 million of goodwill on the balance sheet at 30 September 2002 related mainly to the acquisitions of GPT and RELTEC Corporation, businesses acquired from Nokia and Bosch, respectively. The decrease from L877 million at 31 March 2002 arose as a result of the disposal of Strategic Communications and Marconi Applied Technologies (L121 million), the amortisation charge incurred during the period (L54 million), currency effects (L21 million) and a reduction of L9 million due to the lapsing of certain share option consideration relating to acquisitions in previous periods.

Tangible assets decreased by L193 million from L522 million at 31 March 2002 to L329 million at 30 September 2002. This was mainly due to depreciation (L79 million), the disposals of Strategic Communications and Marconi Applied Technologies (L56 million), fixed asset impairments as a result of the downsizing and restructuring of the Core businesses (L49 million), and foreign exchange movements. Capital expenditure during the period was restricted to items essential to support the business.

Investments decreased by L129 million from L250 million at 31 March to L121 million at 30 September 2002. This was mainly due to the Group's share of the losses of Easynet Group Plc and write-downs of a number of the Group's other investments.

WORKING CAPITAL

The disposal of Strategic Communications led to a reduction of L162 million in net stock and contracts in progress, a reduction of L318 million in net debtors and a reduction of L320 million in trade, other creditors and accruals compared to the position at 31 March 2002.

At Group level, net stock and contracts in progress reduced by approximately L364 million to L356 million (31 March 2002: L720 million). In the Core businesses, net stock and contracts in progress reduced by L177 million. L25 million of this reduction related to the additional stock provisions raised during the period. Significant improvement in the Group's process to align the purchase of new stock with forecast sales demand was a major driver behind the inventory reduction achieved during the period. The increase in Core net stock turns from 4 to 5.1 reflected this improved utilisation and management of inventory.

Group net debtors decreased by approximately L642 million to L862 million (31 March 2002: L1,504 million). Core net trade debtors decreased by approximately L105 million partly as a result of the reduced trading volumes during the period and partly as a result of the Group's focus on the management of debtor collection and overdue debts.

Net Core trade debtor days increased from 87 at 31 March 2002 to 107 at 30 September 2002. The low level in March 2002 reflected the impact of the one-off sale of SDH inventory to BT in the final quarter of the previous year. Excluding this impact, net Core trade debtor days at 31 March 2002 stood at 103. The level of net trade Core debtor days remained high mainly as a result of the relatively high proportion of sales in Southern Europe and APAC, where payment terms tend to be significantly longer than average.

Other debtors and prepayments in the Core businesses increased by L27 million to L190 million. This was mainly due to an increase in prepayments on annual contracts payable at the beginning of the financial year.

Trade, other creditors and accruals fell from L1,920 million at 31 March 2002 to L1,421 million, a reduction of L499 million. Trade creditors in the Core businesses were reduced by L65 million to L262 million. Core trade creditor days remained stable during the period at 54 days after adjusting the March position to exclude the one-off impact of the sale of SDH inventory to BT in the final quarter of the previous year. Other creditors and accruals in the Core businesses reduced by L243 million to L505 million due largely to the conversion of interest swap arrangements into loans, the payment of accrued interest on the Group's Eurobonds and a payment made to Court in relation to litigation concerning one of the Group's joint ventures, Ultramast Limited.

PROVISIONS

Provisions for liabilities and charges stood at L456 million at 30 September 2002, a net reduction of L49 million compared to 31 March 2002 (L505 million).

Share option and restructuring provisions accounted for L176 million (31 March 2002: L179 million) and L69 million (31 March 2002: L96 million), respectively. The remainder included provisions for warranty and contract losses, industrial injury claims, supplier obligations and provisions related to previous disposals.

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AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

In addition to the normal movements in warranty and contract loss provisions, provisions were increased to provide for losses on industrial injuries. These movements were offset by disposals and currency movements.

RETIREMENT BENEFITS

The net retirement benefit deficit increased by L313 million from L126 million at 31 March 2002 to L439 million at 30 September 2002. This was mainly the result of adverse variances between the actuarial assumptions and actual results for returns on plan assets and discount rates used to value liabilities. These actuarial assumption losses are reflected through the Statement of Total Recognised Gains and Losses.

The main component of the pension liability at 30 September 2002 is the deficit on the funded UK Plan (L298 million). The balance relates to retirement benefit plans in Germany, Italy and the United States.

The UK Plan's exposure to equity markets is limited to 21 per cent. of plan assets totalling L2,355 million. The remaining scheme assets are held in bonds (72 per cent.) and property and cash (7 per cent.).

In assessing the funding rate, the actuary uses a different set of assumptions to that required by the FRS17 accounting standard and takes a broader view of the fund's income generating capacity over a longer period. Based on a preliminary view of the actuary to the UK Plan's latest triennial actuarial review, the Group and the trustee of the UK Plan have agreed adjustments to pension contributions with effect from 1 November 2002.

At L23 million, the operating charge relating to retirement benefits for the six months ended 30 September 2002 was lower than the corresponding charge in the previous year (H1 2002: L26 million) due to a reduction in the number of plan members.

The Group recognised curtailment and settlement gains during the reporting period of L66 million. These related mainly to the disposal of Strategic Communications and the Group's 50 per cent. stake in GDA.

VENDOR FINANCE

The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from the Group. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

As at 30 September 2002, the Group had vendor finance commitments of approximately L68 million, of which L54 million had been drawn. The reduction, compared to commitments of L100 million at 31 March 2002, was primarily due to an agreement with a customer to cancel vendor finance commitments which had become unlikely to be drawn.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

NET DEBT

Net debt was L3,514 million at 30 September 2002 compared to L3,335 million at 31 March 2002. The increase of L179 million resulted from the Group's cash outflow of L132 million, a favourable foreign exchange movement of L159 million and a net L206 million of other non-cash movements relating to interest swap arrangements converted to new loan agreements during the period, debt transferred to Finmeccanica S.p.A upon disposal of Strategic Communications and the write-off of the loan balance with Marconi plc.

At 30 September 2002, net debt comprised L4,576 million of gross financial debt made up of L2,059 million of Eurobond debt and US dollar bond debt, L2,117 million of the Syndicate Bank debt (including L51 million as at 30 September 2002 relating to the conversion of interest swap arrangements to new US dollar loans with the Syndicate Banks during the period) and L105 million of bilateral and other bank debt, together with a L295 million creditor with Marconi plc and fellow subsidiaries of the Marconi plc Group and L1,062 million of cash.

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                                                       AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

SYNDICATE BANK AND BOND DEBT

At 30 September 2002, drawings under the Group's Bank Facility amounted to an equivalent of L2,066 million, comprising of actual drawings of L650 million and US$2,226 million.

At 30 September 2002, the Group had Yankee Bond debt outstanding with principal amount of US$1,800 million (L1,146 million) and Eurobond debt outstanding with principal amount of E1,500 million (L943 million). The difference between the principal amounts totalling L2,089 million and the balance sheet value of bond debt totalling L2,059 million related to discounts and related fees.

The sterling equivalent amounts of Syndicate bank debt and bonds outstanding reduced compared to the respective values at 31 March 2002 as a result of foreign exchange translation. In addition, interest rate swap arrangements totalling approximately L54 million were converted to new loan agreements during the period.

6 MONTHS ENDED 30 SEPTEMBER 2002 -- CASH FLOW

The Group incurred a L132 million cash outflow before use of liquid resources and financing during the six months ended 30 September 2002. The main components of this outflow were a net adjusted cash outflow from operating activities before exceptional items of L142 million, an exceptional cash outflow from operating activities of L181 million, net interest paid of L158 million and other net cash outflows of L38 million. These outflows were partially offset by net cash inflows from disposals of L387 million.

ADJUSTED OPERATING CASH FLOW

Adjusted operating losses of L285 million, partially offset by depreciation and amortisation of L133 million and a L10 million cash inflow from working capital movements led to the Group's operating cash outflow before capital expenditure of L142 million during the period.

The Group recorded significant progress in reducing adjusted operating cash outflows within the period, with the outflow of L117 million after capital expenditure in the first quarter reducing to L52 million in the second quarter. This improvement was predominantly driven by progress within the Core businesses, where adjusted operating cash outflow reduced from L81 million in the first quarter to L43 million in the second quarter. This was a result of the reduced operating losses and increased contribution from working capital. There was a L30 million reduction from working capital during the first half, which was largely driven by improved utilisation of inventory, partially offset by a reduction in creditors.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

One of the Group's strategies is to maintain capital expenditure below the level of depreciation.

Capital expenditure amounted to L27 million during the period, of which L19 million related to the Core businesses. The Group has maintained capital expenditure well below the level of depreciation, which amounted to L79 million, of which L70 million related to the Core businesses. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During the period, the majority of Core capital expenditure was incurred in the Optical Networks and BBRS Businesses. Proceeds from disposals of fixed assets amounted to L20 million and mainly related to property disposals.

Financial investments contributed a net L18 million cash outflow during the period. This related mainly to a cash payment made in to Court in relation to litigation concerning one of the Group's joint ventures, Ultramast Limited.

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

Net interest paid during the period amounted to L158 million, comprising mainly interest paid on the Group's syndicate bank and bond debt, partially offset by interest received on a refund relating to tax paid in prior years and on the Group's cash balances. Interest paid on the Group's outstanding Eurobond and Yankee Bond debt amounted to approximately L129 million. This comprised L56 million paid on 2 April 2002, the first business day following the bond coupon due date of 30 March 2002 and L73 million interest due and accrued up to 15 September 2002 and paid prior to 30 September 2002. Approximately L52 million of interest was paid on the Group's syndicate bank debt.

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AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

As part of the proposed Restructuring, L340 million is to be distributed to the relevant Scheme creditors, in addition to L95 million paid in respect of due and accrued interest. Of this L95 million, L8 million was paid on 30 August 2002, L66 million was paid on 15 September 2002 and L4 million was paid on 30 September 2002. In addition, after the period end, L14 million was paid on 15 October 2002 and L3 million was paid on 4 November 2002.

EXCEPTIONAL CASH FLOWS

The Group incurred operating exceptional cash costs of L181 million during the first half of the year. Over half of this amount related to the direct cash cost of severance payments and site closures in the context of the Group's operational restructuring and reorganisation. The balance related to cash costs associated with the Group's manufacturing outsourcing programme and payments made under onerous contracts and as a result of supplier liability claims. The payment of fees and expenses to advisors in the context of the Group's Restructuring is also included in operating exceptional cash flows.

CASH FLOWS FROM ACQUISITIONS AND DISPOSALS

Net proceeds from acquisitions and disposals led to a net cash inflow of L387 million during the first half of the year. This related mainly to the disposals of Strategic Communications and Marconi Applied Technologies, partially offset by the payment of transaction-related costs and fees.

TAX PAID

The Group paid L13 million net of repayments in relation to tax including US state taxes on gains on disposals. There were no tax payments or receipts relating to hedging arrangements during the period.

CURRENT LIQUIDITY POSITION

The Group has funded its liquidity requirements mainly through a combination of internally generated funds, bank borrowings, debt issues in the capital markets and the disposal of non-Core businesses. Prior to the completion of the Restructuring, the Group is unable to arrange any new lending facility or to raise new funds through the issuance of debt or equity securities. Consequently, the Group has little or no ability to obtain new external funding and does not expect to have such ability unless and until the proposed Restructuring is complete.

As previously disclosed, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and Bondholders (including the bond trustees) and also in favour of Barclays, as the sole ESOP Derivative Bank who, prior to 15 October 2002, committed to support the proposed Restructuring. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Syndicate Banks and Bondholders. The interim security arrangements contemplated by the heads of terms were implemented on 13 September 2002. At that time, the balance of the secured accounts was approximately L866 million. At 30 September 2002, the balance of the secured cash amounted to L735 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, releases from the secured accounts will be approved in accordance with the Group's revised monthly cash flow forecast, subject to specified maximum amounts. This schedule takes account of the Group's anticipated cash inflows and outflows, and is consistent with the Group's expectations as to its liquidity needs in the period prior to the expected completion of the Restructuring.

At 30 September 2002, the Group had a total restricted cash balance, defined as cash pledged or advanced as collateral, of L880 million. Of this, L735 million reflected the cash in the secured accounts described above, L79 million reflected cash collateral placed against bonding facilities; L18 million reflected cash in the Group's captive insurance company and L15 million reflected cash deposited against secured loans in Italy. In addition, L25 million has been placed in an escrow account pending determination of certain claims of the Group's ESOP Derivative Banks in respect of certain previously disposed companies. The remaining L8 million represents other restricted cash.

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                                                       AND RESULTS OF OPERATIONS

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Of the Group's L182 million unrestricted cash held outside of the secured accounts as at 30 September 2002, L116 million was a combination of cash in transit and global working capital balances with the remaining L66 million held in money market deposits in the Group's treasury centres.

CONTRACT BONDING FACILITIES

Some customers in the telecommunications market require that bank bonds or surety bonds (those issued by insurance companies) are provided to guarantee performance of the supplier. Group companies had L221 million of such bonds outstanding as at 30 September 2002 with both banks and insurance companies world-wide. The reduction from L500 million of bonds outstanding at 31 March 2002 was mainly the result of the disposal of Strategic Communications. Some of these facilities are covered by counter-indemnities from Marconi Corporation and others have individual indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing Restructuring, all new bonds currently have to be cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately L80 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

A maturity profile of all bonds and guarantees outstanding at 30 September 2002 is set out below:

                                                                   As at
                                                                30 September
                                                                    2002
                                                                     Lm
                                                                ------------
2003 or earlier                                                           72
2004                                                                      10
2005                                                                      16
2006                                                                      45
2007                                                                      25
Thereafter                                                                 4
No expiry date                                                            49
                                                                ------------
Total                                                                    221
                                                                ============

A number of the Group's performance bonding arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. The Group estimates that as at 30 September 2002, performance bonds with a face value of approximately L89 million have varying rights to call for cash collateral.

Bonding and guarantee facilities will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

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OBLIGATIONS

The Group has obligations beyond the current financial period in terms of long-term debt, equity forward contracts, finance leases and operating leases. In addition to the L2,091 million of long-term debt and finance leases reported as at 30 September 2002, other long-term financial obligations were as follows:

                                                    As at 30 September 2002
                                                -------------------------------
                                                 Equity
                                                 Forward     Operating
                                                Contracts     Leases      Total
                                                ---------    ---------    -----
                                                         in L million
2004                                                   --           26       26
2005                                                  123           23      146
2006                                                   --           19       19
2007                                                   --           17       17
Thereafter                                             --           79       79
                                                ---------    ---------    -----
TOTAL                                                 123          164      287
                                                =========    =========    =====

In addition, at 30 September 2002, the equity forward contracts had accrued interest of L44 million.

YEAR ENDED 31 MARCH 2002 COMPARED WITH YEAR ENDED 31 MARCH 2001

GROUP REVIEW

GROUP TURNOVER BY SEGMENT

                                                                    Year ended
                                                                     31 March
                                                                ------------------
                                                                   2001       2002
                                                                -------    -------
                                                                   in L million
Network Equipment                                                 3,359      1,804
Network Services                                                  1,016        969
Other (including intra-activity sales)                              (39)       (32)
                                                                -------    -------
Core                                                              4,336      2,741
Capital                                                             579        422
                                                                -------    -------
Continuing operations                                             4,915      3,163
Discontinued operations                                           2,027      1,404
                                                                -------    -------
Group                                                             6,942      4,567
                                                                =======    =======

Group sales for the year ended 31 March 2002 amounted to L4,567 million, representing a decrease of L2,375 million or 34 per cent. compared to the prior year (2001: L6,942 million), of which L3,163 million related to the Group's continuing operations (2001: L4,915 million) and L1,404 million to the Group's discontinued operations (2001: L2,027 million).

Sales from continuing operations decreased L1,752 million or 36 per cent. compared to the corresponding period of the previous financial year. This decrease was mainly the result of reduced demand in the global market for telecommunications equipment and services by telecommunications operators and companies.

Sales from discontinued operations decreased L623 million or 31 per cent. compared to the corresponding period of the previous financial year. This decrease was mainly the result of the inclusion of only five months trading for Medical Systems, and ten months trading for Commerce Systems and Data Systems in the year ended 31 March 2002 compared to a full twelve months in the year ended 31 March 2001.

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         PART III -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

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TURNOVER BY GEOGRAPHY

                                                                   Year ended 31 March
                                                           ------------------------------------
                                                                 2001                2002
                                                           ----------------    ----------------
                                                                     % of                 % of
                                                             L       Total        L       Total
                                                           -----    -------    -------    -----
                                                                        L million
United Kingdom                                             1,777         26      1,084       24
The Americas                                               2,852         41      1,760       39
Rest of Europe                                             1,677         22      1,151       25
Africa, Asia and Australia                                   636         11        572       12
                                                           -----    -------    -------    -----
                                                           6,942        100      4,567      100
                                                           =====    =======    =======    =====

ADJUSTED GROSS PROFIT

Adjusted gross profit at Group level excluding joint ventures was L1,057 million, representing an adjusted gross margin of 25 per cent. (2001: 36 per cent.). The reduction in adjusted gross profit in the period was most significant in the Core businesses, accounting for approximately 79 per cent. of the decline. A significant proportion of this was due to the sizeable reduction in trading volumes experienced during the year. The speed of this deterioration in sales was more rapid than the Group's ability to re-scale the cost base of the business. This, in turn, led to an under-utilisation of resources in the Network Services business and under-recovery of cost in the supply chain, which accounted for the further reduction in adjusted gross profit. Contractual annual price negotiations under existing frame contracts, some price erosion on new Optical Networks orders and issues relating to business mix also contributed to the decline.

Within Capital, the disposal of businesses completed during the year, such as the Group's optical components business and GDA, contributed to a L30 million decrease in adjusted gross profit, while the businesses disposed in fiscal 2001 such as Woods Air Movement and Avery Berkel Group contributed approximately L22 million to adjusted gross profit in 2001, which was not repeated in fiscal 2002.

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                                    Year ended
                                                                     31 March
                                                                ------------------
                                                                   2001       2002
                                                                -------    -------
                                                                   in L million
Network Equipment                                                   442       (464)
Network Services                                                    102         35
Other                                                               (15)       (64)
                                                                -------    -------
Core                                                                529       (493)
Capital                                                               1        (74)
                                                                -------    -------
Continuing operations                                               530       (567)
Discontinued operations                                             224        104
                                                                -------    -------
Group                                                               754       (463)
                                                                =======    =======

During the year ended 31 March 2002, the Group incurred an adjusted operating loss of L463 million, comprising an adjusted operating loss of L567 million contributed by its continuing operations and an adjusted operating profit of L104 million by its discontinued operations. This compares to a Group adjusted operating profit of L754 million in the previous year.

The decline in adjusted gross profit before exceptional items was partly offset by savings in operating expenses achieved during the year as a result of cost reduction initiatives arising from the Group's operational review completed in September 2001.

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OPERATING EXPENSES -- R&D

Total Group expenditure on R&D (excluding joint ventures) amounted to L628 million (2001: L626 million), representing approximately 15 per cent. of sales (2001: 9 per cent.). The Group invested L486 million (2001: L469 million) of this amount in Core businesses, an increase of approximately 4 per cent. compared to the previous year. This investment represented 18 per cent. of Core sales (2001: 11 per cent.). This increase in absolute expenditure and as a percentage of sales was mainly the result of higher R&D costs in the BBRS and Optical Networks businesses, driven by the development and launch of key products such as the BXR 48000 multi-service core switch, new additions to the Group's range of photonics equipment, notably Ultra Long Haul and Metro DWDM product ranges as well as further development of the Group's SDH technology to produce a fourth generation SDH multiplexer. The Group also increased R&D investment in its Mobile businesses. R&D investment in a number of access product lines was scaled back during the year in line with the Group's strategy to focus spend on certain broadband access product lines, notably in fixed wireless access and the recently launched Access Hub. Expenditure on a number of narrowband access platforms was reduced and research programmes in areas such as fibre-in-the-loop and wireless-ip-in-the-local-loop ("WipLL") were terminated.

OPERATING EXPENSES -- SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses (excluding joint ventures) reduced by L168 million to L590 million, representing 14 per cent. of sales in the year ended 31 March 2002 (2001: L758 million, 11 per cent. of sales).

OPERATING EXPENSES -- ADJUSTED ADMINISTRATIVE EXPENSES

Adjusted administrative expenses amounted to L308 million, or 7 per cent. of sales, a reduction in absolute spend of L73 million (2001: L381 million, 6 per cent. of sales). The majority of the cost savings achieved in this area during the year related to headcount reductions as well as the rationalisation of a number of sales offices around the world and the termination of a number of marketing programmes and initiatives. The disposal of businesses in the current and previous financial years also led to a reduction in selling and distribution and administrative costs during the year of L21 million.

The relative increase in these costs as a percentage of sales was mainly the result of the severe downturn in sales volumes.

OPERATING EXPENSES -- OTHER

Other operating expenses amounted to L5 million during the financial year ended 31 March 2002 compared to other income of L74 million in the previous year. The Group recorded an increase in head office and other central costs which had been offset in the previous year by income from the sale of trademarks, settlement of a legal claim and the release of provisions no longer required against insurance-related liabilities. In addition, there was a charge of L11 million in respect of share incentive plans compared to a charge of L16 million in the previous year.

YEAR ENDED 31 MARCH 2002 COMPARED WITH YEAR ENDED 31 MARCH 2001

CORE BUSINESS REVIEW

CORE KEY FIGURES

                                                                    Year ended
                                                                     31 March
                                                                ------------------
                                                                   2001       2002
                                                                -------    -------
                                                                   in L million
Turnover                                                          4,336      2,741
Adjusted gross profit                                             1,689        599
Adjusted operating profit/(loss)                                    529       (493)

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TURNOVER

The Core business serves a strong global customer base of predominantly incumbent operators. The ten largest customers of Network Equipment and Network Services during the year were BT (UK), Bell South (USA), Metro City Carriers (Germany), Qwest (USA), SBC (USA), Sprint (USA), Telecom Italia (Italy), UK Ministry of Defence (UK), Verizon (USA), Vodafone-Omnitel (UK, Germany and Italy). This group of customers accounted for 37 per cent. of Core sales in 2002. BT remains the Group's largest customer and accounted for 14 per cent. of Core sales in 2002 (2001: 19 per cent.).

CORE ADJUSTED OPERATING LOSS

The Core businesses recorded an adjusted operating loss of L493 million during the year (2001: adjusted operating profit L529 million). This substantial decline was driven by a significant drop in adjusted gross margins caused by the decline in sales volumes and the Group's inability to restructure its cost base sufficiently rapidly within the year to offset the speed of the sales decline. The operating performance year on year declined across all major product segments but was most marked in Network Equipment.

ANALYSIS BY BUSINESS TYPE

NETWORK EQUIPMENT: SALES

In the year ended 31 March 2002, Network Equipment sales amounted to L1,804 million compared to L3,359 million in the previous year, a decline of L1,555 million or 46 per cent. Sales declined across all major product areas as a result of the general decline in demand for telecommunications equipment as the majority of telecom operators significantly reduced their capital spending budgets in order to focus on their own profitability and cash generation.

Optical Networks

In the year ended 31 March 2002, sales in this predominantly European business decreased by 47 per cent. to L737 million. The main factor contributing to this decline was the significant fall in sales of SDH equipment, which accounted for around 85 per cent. of total Optical Networks sales during the year ended 31 March 2002. SDH sales were predominantly focused on lower-capacity products as telecom operators sought to maximise utilisation in their existing networks rather than proceeding with the construction of new networks. Overall, the underlying decline was broadly in line with the overall industry trend in the SDH market, but was exacerbated by the phasing of capital expenditure of the Group's major incumbent customers. These telecommunication network operators decreased spend more rapidly and ahead of other operators.

During the first half of the year, the six months ended 30 September 2001, Optical Networks sales decreased by 43 per cent. to L357 million compared to the first half of the 2001 financial year. The UK market was hardest hit, mainly due to the significant reduction in spending by UK second operators, although sales to BT, the Group's largest customer, were also down in the period. Sales of DWDM equipment were sustained at a comparable level to the second half of the previous financial year of over L50 million as these products continued to gain market acceptance following their launch one year previously.

During the second half of the year to 31 March 2002, Optical Networks sales decreased by 51 per cent. to L380 million compared to the second half of 2001 financial year. The continued decline in sales of SDH equipment was partially offset by increased sales of DWDM, which were a result of the first shipments of this type of equipment to Telecom Italia under the previously awarded exclusive five year frame contract, and a number of new customer frame contracts including Vodafone-Omnitel. In addition during this period, the Group made shipments of ultra-broadband DWDM equipment to BT under the existing five year frame contract. Given the nature of this contract, revenue relating to ultra-broadband products will be recognised when the circuits provided by this equipment are utilised. As none of the circuits provided by this equipment were utilised prior to 31 March 2002, no revenues associated with these shipments were recognised during the financial year.

Adverse fluctuations in foreign exchange rates accounted for L9 million of the overall sales decrease in this product area.

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Access Systems

Broadband access sales were flat at L145 million. Network operators, in particular, Bell South, deferred deployment of next-generation fibre solutions for economic reasons and instead rolled-out lower volumes of mature access products such as copper and digital loop carriers, leading to lower sales levels in these areas. Increasing sales of the Group's Access Hub products and broadband point-to-point radio systems, particularly to German mobile operators for use in 2.5G and 3G networks, offset these decreases. First sales of Access Hubs were also made to Telecom Italia and Telkom South Africa during the year.

Sales in mature access were down equally across OPP, narrowband access products and voice systems. OPP sales were down to L247 million compared to L465 million in the previous year as the result of the general slowdown in the market for equipment, primarily in the United States and Mexico, particularly as a result of the rapid decline in the North American emerging carrier market. Sales of other mature access products, including our copper and fibre-based DISC*S access platform decreased during the first half as a result of capital expenditure reductions amongst North American incumbent local carriers, particularly Bell South and Sprint. In voice systems, a predominantly UK-based business, sales declined because previously awarded contracts reached completion and were not replaced by new contracts as customers refocused investment away from narrowband switching installed bases.

BBRS

BBRS sales decreased by L218 million or 51 per cent. to L209 million for the year ended 31 March 2002. During the first half of the year, sales decreased by 53 per cent. to L113 million and during the second half, sales decreased by 49 per cent. to L96 million. Sales decreased in all major geographic zones.

Overall, two main factors contributed to the sales decline.

Sales to enterprise customers declined substantially in the period, although the US Federal Government remained the largest single customer of the Group's broadband switching equipment. This trend reflected the continued impact of the Group's actions, commenced during the previous financial year, to focus its technical and commercial resources within the BBRS Business towards customers requiring carrier-class networks, namely telecommunications service providers and selected enterprise customers such as governments and armed forces who require more resilient switching capacity.

Sales to US service providers decreased during the year. Sales to BBRS' traditional service provider customer base of CLECs and Internet Service Providers ("ISPs") declined as they reduced their capital spending and were not replaced as rapidly as the Group had anticipated by sales to established operators due to capital spending restrictions and the consequent absence of major new contract wins.

In addition, the Group has historically sold a third party's broadband switching equipment into the UK market under an original equipment manufacturer's ("OEM") distribution agreement. Sales under this agreement declined during the year as a result of reduced customer spending in the UK market and the impact of the pending termination of this contract during the first half of the financial year ending 31 March 2002.

During the first half of the year, the Group made initial shipments of its new MPLS products and during the second half, the Group's new multi-service core switch, the BXR 48000, was successfully launched and shipped to the US Federal Government and BTexact Technologies for field trials.

NETWORK EQUIPMENT: ADJUSTED OPERATING LOSS

Network Equipment incurred an adjusted operating loss of L464 million during the year, a decline of L906 million, or 205 per cent., for the year ended 31 March 2002 (2001: adjusted operating profit L442 million). Adjusted operating margins fell to negative 26 per cent. (2001: positive 13 per cent.).

This decline was driven by the substantially reduced adjusted gross margin. This resulted from the decline in sales recorded during the year, which led to under-recovery of costs in the supply chain. Contractual annual price reductions under existing frame contracts, some price erosion on new Optical Networks orders and an unfavourable business mix also contributed to the decline, but to a much lesser extent.

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The decline in adjusted operating profit during the first half of the year was mainly due to the significantly reduced sales volumes and the inability of the Group to adjust its cost base sufficiently rapidly in reaction to this decline. The reduced sales volumes led to under-utilisation of assets in the supply chain and manufacturing processes, which the Group addressed and continues to address through its cost reduction strategy put in place as a result of the operational review announced in September 2001. Adjusted gross margins were also impacted by an adverse change in business mix, with the decline of sales of broadband switching and certain narrowband access products, which have historically achieved higher than average adjusted gross margins.

Adjusted operating losses increased during the second half impacted by the continuing reduction in sales volumes as well as some price erosion on certain new contracts, previously agreed contractual price reductions offered to customers under existing frame contracts which the Group was unable to offset with corresponding product cost reductions and the continuing change in business mix away from higher margin products. Also, during the second half, the Group incurred a number of one-off marketing costs to terminate previously committed marketing activities and programmes in order to achieve longer-term cost savings. R&D costs also increased, particularly in the final quarter of the year, as a result of the development and launch of key products including the BXR 48000 and new additions to the Group's range of DWDM products, notably Ultra Long Haul and Metro DWDM product ranges as well as further development of SDH technology to produce a more cost effective fourth generation SDH multiplexer. This increase was partially offset by the scaling back of the Group's access systems business to focus more on broadband access product lines, notably in fixed wireless and the recently launched Access Hub high density DSLAM platform.

NETWORK SERVICES: SALES

Sales of Network Services decreased by L47 million, or 5 per cent., to L969 million for the year ended 31 March 2002 (2001: L1,016 million). Excluding the impact of acquisitions completed since 1 April 2000, such as MSI, APT and Northwood Technologies, Network Services sales decreased by 7 per cent. The main driver of this decline was a fall in sales of installation and commissioning services following the downturn in Network Equipment supply.

IC&M

IC&M sales decreased by 20 per cent. to L528 million during the year ended 31 March 2002. The decrease in installation and commissioning activities relating to Group products reflected the lower volume of Network Equipment sales. The decrease was partially offset by an increase in demand for cable installation in the UK, as well as maintenance services world-wide, as network operators sought to maximise the utilisation of their existing networks in order to reduce capital expenditure.

VAS

VAS sales increased by 15 per cent. to L414 million during the year ended 31 March 2002. Excluding the impact of acquisitions, sales increased by 14 per cent. The major driver of this growth related to the Group's project-based Integrated Systems activity which serves non-telecom industry sectors such as government and transportation. In particular, sales grew in the UK due to the conclusion of the London Underground Jubilee Line extension contract, as well as in the Middle East. During the first half of the year, sales of Wireless Services grew substantially driven by the increased difficulty for operators to secure new radio sites and increased demand for wireless network planning consultancy services as operators maximised efficiency in their existing networks and began to plan the roll out of 2.5G and 3G networks. This growth was not sustained in the second half of the year however as a result of delayed 3G network rollouts, leading to relatively flat sales of Wireless Services for the year as a whole.

NETWORK SERVICES: ADJUSTED OPERATING PROFIT

Network Services adjusted operating profit decreased by L67 million, or 66 per cent., to L35 million for the year ended 31 March 2002 (2001: L102 million). Adjusted operating margins fell to 3.6 per cent. from 10 per cent. in the previous year.

Adjusted operating profit fell across all service activities, but the level of decline was most substantial in IC&M. This labour-intensive activity saw significant sales growth in the year ended 31 March 2001 and the operating

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cost base, in particular the workforce, was geared up to deal with demand at that time. During the year ended 31 March 2002, demand for installation and commissioning activities dropped quarter on quarter following lower Network Equipment supply orders and this led to under-utilisation of resources in this area. The Group was unable to reduce costs quickly enough, particularly during the first half of the financial year, to prevent operating margin erosion. During the second half, the business began to benefit from the savings achieved as a result of the Group's cost reduction initiatives, but these were not sufficient to compensate for the continued decline of Network Equipment sales. The delay in the deployment of 3G networks by mobile operators, particularly in the UK, and the change in business mix in the US resulting in a higher proportion of software sales but a decline in consulting services, also led to the under-utilisation of resources in the VAS business.

CAPITAL

During the year ended 31 March 2002, Capital sales amounted to L422 million, a decrease of L157 million, or approximately 27 per cent., compared to sales of L579 million in the previous year. Of this decrease, the disposal of certain businesses within the year accounted for a L44 million decrease, while the non-recurrence of sales by businesses disposed in the year ended 31 March 2001 accounted for a further L84 million decrease. The remaining decrease was accounted for in other elements of the Capital business.

In February 2002, the Group completed the disposal of the Marconi Optical Components business to Bookham Technology plc in exchange for approximately 9 per cent. of the new enlarged issued share capital of Bookham Technology plc.

GROUP REVIEW -- OTHER FINANCIAL ITEMS

YEAR ENDED 31 MARCH 2002 COMPARED WITH YEAR ENDED 31 MARCH 2001

EXCEPTIONAL ITEMS

OPERATING EXCEPTIONALS

For the year to 31 March 2002, exceptional items charged to Group operating loss (excluding joint ventures and associates) totalled L5,210 million. Of this amount, L830 million was charged against gross profit and L4,380 million against operating expenses. This had the effect of reducing the Group's gross profit (excluding share of joint venture gross profit) to L227 million and increasing the Group's operating loss to L6,115 million.

This was made up of a L3,831 million charge to write-down goodwill and tangible fixed assets, a L672 million increase in provisions for slow-moving and obsolete stock and related charges, restructuring and reorganisation charges totalling L482 million relating to the Group's on-going rationalisation programme including charges for headcount reductions, and exceptional IT spend of L75 million. There was also a charge of L150 million to increase doubtful debt provisions (of which L148 million was charged during the first half and a further L2 million during the second half).

Goodwill and tangible fixed asset write-down

The carrying values of goodwill and tangible fixed assets were assessed in the year to 31 March 2002. This assessment was undertaken in line with the Group's accounting policies and in the light of the declining industry and economic trends prevalent during the year. The assessment measured the amount by which the carrying values of the goodwill and tangible fixed assets exceeded the present value of expected future cash flows from operations. The declining industry and economic trends and more conservative assessment of future growth prospects of acquired businesses led to the Directors decision to write down the value of historical goodwill and tangible fixed assets by L3,831 million (of which L3,493 million was charged during the first half of the year and L338 million during the second half). This charge comprises L3,677 million to write off purchased goodwill and L154 million for the impairment of tangible fixed assets.

The L3,677 million impairment charge in the year was predominantly against FORE Systems (L1,980 million), RELTEC Corporation (L748 million), MSI (L353 million) and Mariposa Technologies, Inc. (L166 million). The remaining L430 million was against several other acquisitions completed in previous years.

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Stock provisions

For the year ended 31 March 2002, the Group increased provisions for slow-moving and obsolete stock and related charges by L672 million. Of this total amount, L518 million was charged during the first half of the year and L154 million during the second half. The decision to record these charges was made as a consequence of the more uncertain sales outlook, predominantly in relation to optical networking products as well as the Group's decision to scale-back certain product lines. L91 million of the total charge related to charges for onerous supplier commitments, of which L51 million was paid out during the year.

Restructuring and reorganisation charges

During the year ended 31 March 2002, the Group incurred an exceptional charge of L482 million (L342 million during the first half and L140 million in the second half) mainly in relation to the actions and initiatives undertaken to restructure and reorganise the Group operationally as a result of the sudden and significant downturn in trading in the global telecommunications markets.

L127 million of the total represented additional costs incurred as a consequence of the Group's decision to outsource certain manufacturing operations to Jabil. Under the terms of the agreement, the Group made payments of L77 million during the financial year, provided L19 million against stock with L31 million expected to be paid in the future. This was charged to gross profit as part of the overall charge of L830 million.

L31 million of the total charge was taken in respect of onerous contracts and represents certain liabilities to which the Group is committed as a result of the operational restructuring. This included liabilities relating to equipment leasing contracts and supply contracts under which the Group had previously agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size. This was also charged to gross profit as part of the overall charge of L830 million.

Restructuring costs relating to employee severance associated, in particular, with voluntary redundancy payments for approximately 10,000 employees amounted to L239 million during the financial year. The Group made cash payments of L207 million during the year. The balance of L30 million accrued at 31 March 2002 was to cover severance payments to approximately 700 employees, predominantly in the UK and Germany, who had volunteered for redundancy prior to the year end but whose leaving dates fall in the current financial year to 31 March 2003.

A charge of L40 million was taken in respect to site rationalisation and reflected the costs associated with the closure and consolidation of various Group sites around the world.

Other restructuring costs of L45 million related to various other costs and contractual commitments associated with the Group's restructuring programme.

Other exceptional items

During the financial year, the Group planned and began to implement a new global IT system. In the light of the revised trading outlook and the Group's continued focus on cost reduction, the systems implementation was terminated. L75 million of the total charges for restructuring and reorganisation represented costs associated with other systems implementation and related costs, L43 million in relation to capitalised external consultancy costs, L24 million of hardware and software costs expensed during the year and L8 million of other associated project costs.

NON-OPERATING EXCEPTIONALS

The Group incurred non-operating exceptional charges of L638 million during the year ended 31 March 2002.

Gain on disposal of subsidiaries and other fixed assets

During the year ended 31 March 2002, the Group recorded an overall net gain of L347 million in relation to gains on disposal of subsidiaries and other fixed assets and investments.

L358 million of this gain related to the disposal of the discontinued operations Medical Systems, Data Systems and Commerce Systems.

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The Group's continuing operations incurred a net loss of L11 million on the disposal of fixed assets and investments. Gains on disposals of property and the Group's investments in Lottomattica S.p.A., GDA, Siemens Telecommunications Pty Limited and other assets and investments amounted to L189 million. This was more than offset by losses on the sale of the Marconi Optical Components business and write-downs on the value of some of the Group's investments, including NetDecisions Holdings Limited, Easynet Group Plc and Atlantic Telecom Group Plc.

Release of provisions relating to share options

At the time of the demerger of the Group's defence and electronics business to BAE SYSTEMS plc (formerly British Aerospace plc), the Group set up a non-operating profit and loss account provision of L633 million relating to share option schemes, L7 million of which was utilised in prior years. L247 million was recorded in shares to be issued within equity shareholders' funds and L386 million within provisions. At 31 March 2002, L291 million of this provision had been released as a non-operating exceptional item, reflecting the Group's view that the market price of its shares will not reach the trigger price of the options within the specified timeframes. L247 million of the release related to the Marconi Launch Share Plan and L44 million to other share option schemes. At 31 March 2002, gross provisions of L374 million remained on the balance sheet to cover the Group's share hedging arrangements. Collateral payments of L214 million made during the year were offset against this amount.

INTEREST AND FINANCE INCOME

In the twelve months to 31 March 2002, the Group's net interest charge was L244 million (2001: L150 million). The interest charge increased as a function of the Group's higher net debt position.

In the year to 31 March 2002, net finance income fell to L34 million from L41 million in the previous year.

TAXATION

The tax credit on ordinary activities before goodwill amortisation and exceptional items was L21 million in the reporting period, compared with a charge of L195 million in the corresponding period in the prior year. The net tax charge on exceptional items was L231 million.

The Group paid L13 million in relation to tax, after hedging. This comprised L110 million net tax repayments, offset by payments of L123 million related to tax on foreign exchange rate movements. For the year ended 31 March 2001, the comparable amounts were L137 million of tax payments and L33 million of receipts related to tax on foreign exchange rate movements.

Deferred tax assets of L596 million (2001: L147 million) were not recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group was not sufficiently certain that it would be able to recover those assets within a relatively short period of time.

GOODWILL AMORTISATION

The total Group goodwill amortisation charge for the year decreased to L433 million (2001: L673 million) of which L350 million was incurred in the first half and L83 million in the second half. This decrease is a result of the reduced carrying value of goodwill following the exceptional goodwill impairment discussed under "Goodwill and tangible fixed asset write-down" above.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items, was 607.6 pence (2001: 27.5 pence).

The loss per share excluding exceptional items and goodwill amortisation was
65.4 pence compared to earnings per share of 45.6 pence in 2001.

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31 MARCH 2002 -- FINANCIAL CONDITION

BALANCE SHEET

As at 31 March 2002, net liabilities before net retirement benefit deficits stood at L1,890 million compared to net assets before net retirement benefit surpluses of L4,314 million at 31 March 2001. The main contributing factor to this decrease was the write-down of goodwill and other operating and non-operating exceptional items, offset by the release of provisions for shares to be issued and the gains on disposals of businesses, investments, land, property and other assets; as discussed above. Other contributing factors included the Group's operating loss, interest costs and currency movements.

NET (LIABILITIES)/ASSETS

As at 31 March 2002, the Group had net current liabilities of L756 million, including drawings of approximately L2.2 billion under the Group's bank credit facility which has been placed on demand in the context of the Group's proposed Restructuring, and around L260 million drawn under bilateral arrangements.

WORKING CAPITAL

Stocks and contracts in progress reduced by approximately L1 billion during the year ended 31 March 2002. Of this amount, approximately L760 million related to the Core businesses and L230 million to discontinued operations. In the Core, stocks and contracts in progress were reduced by approximately L520 million as a result of net provision movements. The balance of the reduction was achieved through normal trading following the Group's improved management of the supply chain process and better integrated planning between sales and operations.

Group debtors decreased by approximately L1.2 billion during the year ended 31 March 2002. Of this amount, approximately L710 million related to the Core businesses and L430 million to discontinued operations. In the Core businesses, the main driver of the reduction in debtors was the reduced trading volumes experienced during the year. Net debtor provision movements accounted for approximately L107 million. During the first half of the year, debtor days in the Core businesses increased from 89 days net at 31 March 2001 to 104 days net at 30 September 2001. This was mainly the result of difficult trading conditions. During the second half, the Group focused on cash collection and made significant improvements in the management of overdue debts, leading to a reduction in Core debtor days to 103 days net (excluding the impact of the one-off sale of SDH inventory to BT) by March 2002. The increase year on year was due to the negative impact of a higher proportion of Southern European sales, where payment terms are typically longer.

Trade, other creditors and accruals reduced by approximately L1.0 billion during the year ended 31 March 2002. Of this reduction, approximately L350 million related to the Core businesses and L350 million to discontinued operations. The balance related to non-Core activities and other business disposals not considered discontinued operations. The reduction in the Core businesses was mainly due to the reduced trading volumes experienced during the year. Creditor days in the Core businesses reduced to 54 days (after adjusting for the exclusion of the one-off impact of the sale of SDH inventory to BT in the final quarter of the year ended 31 March 2002) at 31 March 2002 from 64 days at 31 March 2001. This was mainly due to the increased proportion of outsourced manufacturing in Europe and North America, where payment terms stand at 30 days.

PROVISIONS

Provisions for liabilities and charges decreased by L209 million to L505 million at 31 March 2002.

Of the decrease, L263 million related to movements in share option provisions, L214 million of which was in respect of cash paid to collateralise the Group's obligations under share hedging arrangements and L44 million to the release of provisions, accounted for as a non-operating exceptional item. The balance of the movement related to L31 million of provisions utilised or released against share options issued to employees at the time of previous acquisitions, offset by accrued interest on the Group's share hedging arrangements and other charges of L26 million.

Reorganisation and restructuring provisions increased, after amounts spent in the period, by a net L50 million. Other provisions decreased by a net L14 million. The majority of the Group's rationalisation programmes were

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AND RESULTS OF OPERATIONS

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treated on a cash basis, with costs charged to the profit and loss account as the cost was incurred. However, provisions for restructuring were created to cover those parts of the Group's rationalisation programme, mainly in Germany and the UK, where as at 31 March 2002, individuals had been identified to leave the Group during the course of the current financial year.

VENDOR FINANCE

As at 31 March 2002, the Group had vendor finance commitments of approximately L100 million ($142 million), of which L58 million ($82 million) had been drawn. In addition, the Group provided a $90 million (L63 million) counter-indemnity to Koninklijke Philips Electronics N.V. relating to the sale of Marconi Medical Systems, Inc. Approximately L29 million was paid out against this indemnity during the year to 31 March 2002.

Management does not intend to extend any significant further financing using the Group's own funds. Instead, through its in-house vendor finance specialists, it will continue to provide innovative and structured financing solutions for its customers through third party financing institutions.

NET DEBT

Net debt at 31 March 2002 was reduced to L3,335 million from L3,782 million at 31 March 2001. At 31 March 2002, net debt comprised cash and liquid resources of L1,361 million, gross debt of L4,696 million, and net L81 million (2001: L474 million) owed to Marconi plc and subsidiaries of Marconi plc.

The gross debt at 31 March 2002 included L2.1 billion in Bonds (2001: L2.2 billion) with a principal of $1.8 billion, and approximately L260 million in drawings under local bilateral bank agreements.

YEAR ENDED 31 MARCH 2002 -- CASH FLOW

ADJUSTED OPERATING CASH FLOW

After capital expenditure of L361 million (2001: L578 million), the Group incurred an adjusted operating cash outflow of L351 million for the year ended March 2002 (2001: L645 million). This was predominantly driven by the Group's adjusted operating loss of L463 million, offset by an improvement in working capital of L239 million. Following a L533 million cash outflow after capital expenditure during the first half of the year, the Group generated positive operating cash flow of L182 million during the second half. This excluded proceeds of L116 million from the sale of properties. This sequential improvement resulted mainly from the Group's increased focus on cash collection from debtors and improved management of overdue debt, as well as from increased utilisation of inventory.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Net capital expenditure and financial investment amounted to L196 million for the year ended 31 March 2002.

Total capital expenditure in the Group decreased by L217 million, or 38 per cent., to L361 million for the year ended 31 March 2002.

In line with the Group's strategy of reducing capital expenditure to the level of depreciation, capital expenditure in the Core businesses decreased during the year. The main focus of this expenditure related to equipment for participation in technology trials with key customers and test equipment which supports on going research and development activity, the purchase of software licences as part of the Group's planned implementation of a new IT system and expenditure related to site and facility developments. The software licences were subsequently written off as the implementation of the IT project was terminated.

Financial investments represented a net cash outflow of L8 million and included L214 million of collateral payments paid under the Group's share option related hedging arrangements, L24 million repurchase of shares to satisfy the Group's obligations under option schemes relating to various previously acquired companies, and other fixed asset investments of approximately L70 million, including the Group's investment in Confirmant Limited, a joint venture with Oxford GlycoSciences. This was offset by some L320 million proceeds from the sale of the Group's remaining interests in Alstom SA and other smaller financial investments, including Lagardere SCA and Lottomatica S.p.A.

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                                                       AND RESULTS OF OPERATIONS

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ACQUISITIONS AND DISPOSALS

Net cash inflows relating to acquisitions and disposals amounted to L995 million for the year ended 31 March 2002. This comprised approximately L1.4 billion net cash proceeds from the disposal of businesses, including Marconi Medical Systems, Inc., Marconi Commerce Systems Group and Marconi Data Systems Group, and the Group's 50 per cent. stake in GDA, which were offset by cash outflows relating to the demerger of ipsaris Limited into Easynet Group Plc, the creation of Ultramast Limited, a joint venture with Railtrack Telecom Services Limited and other smaller acquisitions.

EXCEPTIONAL CASH FLOWS

The Group incurred operating exceptional cash costs of L368 million during the year, related mainly to restructuring and rationalisation, including costs associated with the Group's manufacturing outsourcing programme, and the implementation of a new information technology system (which was subsequently terminated).

Other cash flows relate primarily to interest, dividends and tax.

YEAR ENDED 31 MARCH 2001 COMPARED WITH YEAR ENDED 31 MARCH 2000

GROUP REVIEW

GROUP TURNOVER BY SEGMENT

                                                                Year ended
                                                                 31 March
                                                              --------------
                                                               2000     2001
                                                              -----    -----
                                                                in L million
Network Equipment                                             2,583    3,359
Network Services                                                543    1,016
Other (including intra-activity sales)                          (10)     (39)
                                                              -----    -----
Core                                                          3,116    4,336
Capital                                                         737      579
                                                              -----    -----
Continuing Operations                                         3,853    4,915
Discontinued Operations                                       1,871    2,027
                                                              -----    -----
Group                                                         5,724    6,942
                                                              =====    =====

CONTINUING OPERATIONS

Core sales increased from L3,116 million by L1,220 million to L4,336 million or by 39 per cent., 77 per cent. (2000: 83 per cent.) of these sales were in Network Equipment and 23 per cent. (2000: 17 per cent.) in Network Services.

Capital sales fell by L158 million, or 21 per cent., to L579 million for the year ended 31 March 2001 (2000: L737 million) due principally to the disposals of Avery Berkel and parts of the Group's Marconi Software Solutions business.

DISCONTINUED OPERATIONS

Sales in discontinued operations increased by L156 million, or 8 per cent., to L2,027 million (2000: L1,871 million).

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TURNOVER BY GEOGRAPHY

                                                                 2000                2001
                                                           ----------------    ----------------
                                                                     % of                 % of
                                                             L       Total        L       Total
                                                           -----    -------    -------    -----
                                                                        L million
United Kingdom                                             1,506         26      1,777       26
The Americas                                               2,359         41      2,852       41
Rest of Europe                                             1,234         22      1,677       24
Africa, Asia and Australia                                   625         11        636        9
                                                           -----    -------    -------    -----
                                                           5,724        100      6,942      100
                                                           =====    =======    =======    =====

Total revenues increased by L1,218 million, or 21 per cent., to L6,942 million in the year to 31 March 2001 compared to the year to 31 March 2000.

The increase in revenues in the UK (up by L271 million) and Rest of Europe (up by L443 million) in the year to 31 March 2001 compared to the year to 31 March 2000, was primarily the result of like-for-like increases in sales of optical networks and network services products and the effect of acquisitions, principally the full-year effect of the acquisition of the public networks business of Bosch.

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                                Year ended
                                                                 31 March
                                                              --------------
                                                               2000     2001
                                                              -----    -----
                                                                in L million
Network Equipment                                               415      442
Network Services                                                 71      102
Other (including intra-activity sales)                          (23)     (15)
                                                              -----    -----
Core                                                            463      529
Capital                                                          56        1
                                                              -----    -----
Continuing Operations                                           519      530
Discontinued Operations                                         210      224
                                                              -----    -----
Group                                                           729      754
                                                              =====    =====

The Group generated an adjusted operating profit of L754 million, comprising an adjusted operating profit of L530 million contributed by its continuing operations and an adjusted operating profit of L224 million by its discontinued operations. This compares to a Group adjusted operating profit of L729 million in the year ended 31 March 2000.

Continuing Operations

Core adjusted operating profit amounted to L529 million, an increase of L66 million, or 14 per cent., compared to an adjusted operating profit of L463 million recorded in the previous year.

Adjusted operating profit in the Network Equipment business increased in the Group's optical networks and access systems equipment businesses, mainly as a result of the increase in revenues. Within the Group's broadband switching and other networks businesses, adjusted operating profit was reduced by a number of factors: a reduction in like-for-like revenues, increased expenditure in the areas of selling, marketing and global advertising and an increase in the level of research and development expenditure.

In the Network Services business, adjusted operating profit increased due to growth in like-for-like revenues, offset in part by higher overheads to support the rapid expansion. Adjusted operating profit in the Capital

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                                                       AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

business decreased as the result of the disposal of businesses and the decreased profit performance of the division's emerging and mature businesses.

Discontinued Operations

Adjusted operating profit in discontinued operations increased by L14 million or by 7 per cent. to L224 million (2000: L210 million).

SEGMENTAL ANALYSIS

Network Equipment

In the year ended 31 March 2001, Network Equipment sales amounted to L3,359 million, an increase of L776 million, or 30 per cent., compared to sales of L2,583 million recorded in the previous year. Sales increased across all major product areas and was particularly marked in Optical Networks and in the Group's Access businesses as telecom operators increased their spending on these types of equipment to augment the capacity of their existing networks or to deploy new networks. In Optical Networks, sales growth was driven mainly by increased volumes of SDH products, particularly in the UK, as well as initial shipments to European customers of the Group's new range of DWDM products, which was launched during the first half of the year. Increased sales in the Group's access businesses was driven by increased volumes of OPP equipment in the US and fixed wireless access products in Europe. Sales of broadband switching equipment remained flat as a result of the combination of reduced sales to enterprise customers, offset by the full year effect of the acquisition of FORE Systems in the previous year and a foreign exchange translation gain due to the strengthening of the US dollar against sterling.

Network Equipment adjusted operating profit increased by L27 million, or 7 per cent., to L442 million for the year ended 31 March 2001. Adjusted operating margins fell to 13 per cent. from 16 per cent.

The decline in adjusted operating margins was due to the higher level of R&D expenditure funded directly by the Group as a percentage of sales and increased selling and marketing expenditure as a percentage of sales.

Network Services

Network Services sales increased by L473 million, or 87 per cent., to L1,016 million in the year ended 31 March 2001. The effect of the acquisitions of MSI, APT and SMS completed during the year and the full year effect of the acquisition of Bosch Public Networks in the previous year accounted for L201 million of this sales growth. Excluding the effect of these acquisitions, sales growth was driven primarily by higher demand for network planning and build services from European incumbent operators. A number of new contracts were won during the year including a contract for the design, installation and maintenance of communications for the West Coast Main Line in the UK, a contract for electronic traffic monitoring and control for Texas Department of Transportation and network design and configuration services for North Kansas City Hospital, both in the US. In addition, during the period, the Group entered the market for managed services with contracts for BT Ignite Nederland and Jersey Telecom.

Adjusting operating profit in Network Services increased by L31 million, or 44 per cent., to L102 million for the year ended 31 March 2001 (2000: L71 million). Adjusted operating margins decreased to 10 per cent. (2000: 13.1 per cent.).

The increase in Network Services' adjusted operating profit was due to the increased sales in this segment, partially off-set by higher overheads to support the rapid expansion of the Group's service activities. The acquisition of businesses with lower adjusted operating profit margins led to the erosion of the margin in the period.

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AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

YEAR ENDED 31 MARCH 2001 COMPARED WITH YEAR ENDED 31 MARCH 2000

GROUP REVIEW -- OTHER FINANCIAL ITEMS

EXCEPTIONAL ITEMS

OPERATING EXCEPTIONALS

In the year ended 31 March 2001, the Group incurred net restructuring and reorganisation costs of L32 million relating to a charge for voluntary redundancy schemes and one-off restructuring costs of L65 million, partially offset by favourable settlements of contract commitments of L33 million.

NON-OPERATING EXCEPTIONALS

Gains on disposals of subsidiaries and other fixed asset investments of L89 million included the disposal of part of the Alstom Holding, Avery Berkel Group and Woods Air Movement. Amounts written off investments of L110 million related to the reduced market valuations of fixed asset investments. Other separation receipts of L20 million represented a further settlement received in relation to the MES transaction in the year.

INTEREST AND FINANCE INCOME

Net finance income increased from L32 million to L41 million or by 28 per cent.

TAXATION

The tax charge on loss on ordinary activities before goodwill amortisation and exceptional items amounted to L195 million (2000: L196 million). The net charge on goodwill amortisation and exceptional items was L17 million, compared to a credit of L198 million in the prior year that crystallised as a result of the MES Transaction.

The Group paid L137 million in relation to tax, compared to L114 million in the year ended 31 March 2000. L74 million (2000: L111 million) was paid in the UK and L63 million (2000: L3 million) overseas.

Deferred tax assets of L147 million (2000: L166 million) were not recognised in respect of operating losses, retirement benefit scheme deficits and exceptional expenditure as the Group was not sufficiently certain that it would be able to recover those assets within a relatively short period of time.

GOODWILL AMORTISATION

Goodwill amortisation reduced from L765 million to L673 million or by 12 per cent. This was due primarily to the one-off impact in the year ended March 2000 of writing off in-process research and development arising in the newly acquired FORE Systems and RELTEC Corporation.

EARNINGS/(LOSS) PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items, was 27.5 pence (2000: earnings per share of 56.8 pence).

Earnings per share excluding exceptional items and goodwill amortisation was
45.6 pence compared to earnings per share of 49.7 pence in the prior year.

31 MARCH 2001 -- FINANCIAL CONDITION

NET ASSETS

As at 31 March 2001, the Group had net assets before net retirement benefit surpluses of L4,314 million, compared to L4,420 million at 31 March 2000.

During the period, there was a L1 billion increase in the value of goodwill, largely due to the Group's acquisitions, which included MSI, Mariposa Technology, Inc., Systems Management Specialists, Inc, Splice Transmissao S.A. and Albany Partnership Limited, and a L0.8 billion increase in the value of stocks and contracts in progress. These increases were offset by an approximately L1 billion reduction in fixed asset investments,

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                                                       AND RESULTS OF OPERATIONS

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predominantly due to the flotation of Alstom, the disposal of part of the
Group's investment in Lagardere SCA, the write-down of the Group's investment in Atlantic Telecom Group plc, and an approximately L1.1 billion increase in the Group's net debt balance.

WORKING CAPITAL

Stocks and contracts in progress increased by L775 million during the year ended 31 March 2001. Of this increase, the majority related to the Core businesses, with the balance being attributable to discontinued operations. Within the Core businesses, the increase in the levels of stock was in response to the significant increase in sales volumes experienced in the year to 31 March 2001 which, at the time, was expected to continue into the following financial year.

Group debtors increased by approximately L532 million during the year ended 31 March 2001. The majority of this increase related to the Core businesses, with the balance being attributable to discontinued operations. The increase in debtors in the Core businesses was due predominantly to the increase in sales experienced during the period.

Trade, other creditors and accruals increased by approximately L370 million during the year ended 31 March 2001. Of this increase, the majority related to disposed and discontinued operations, with the remainder relating to the Core businesses.

PROVISIONS

Provisions for liabilities and charges increased by L21 million to L714 million during the year ended 31 March 2001.

The slight increase in the provisions balance was the result of a L46 million increase in share option provisions, which was partially offset by a reduction in the reorganisation and restructuring and other provisions. The L46 million increase in the share option provision was primarily the result of issuing share options in respect of businesses acquired during the period, including MSI and Mariposa Technology, Inc.

NET DEBT

Net debt increased by L1,089 million to L3,782 million in the year to 31 March 2001. At 31 March 2001, net debt comprised cash and liquid resources of L369 million (2000: L624 million), gross debt of L3,677 million (2000: L3,317 million) including amounts owing to Marconi plc and subsidiaries of Marconi plc which are not subsidiaries of Marconi Corporation plc, of L474 million (2000:
L548 million).

The gross debt at 31 March 2001 included L2.2 billion in Bonds (2000: L894 million), which represented an increase on the previous financial year following the issue of two unsecured US dollar bonds with principal amounts of $1.8 billion and L1,014 million of drawings under the E7 billion multi-currency revolving syndicated credit facilities.

As a result of the movement in foreign exchange rates from 31 March 2000 to 31 March 2001, the value of net debt increased by L256 million in the year.

CASH FLOW

ADJUSTED OPERATING CASH FLOW

After capital expenditure of L578 million (2000: L305 million), the Group incurred an adjusted operating cash outflow of L645 million (2000: L411 million inflow).

The reduction was due to the increase in working capital, particularly in stock and debtors, and the increase in capital expenditure, which was largely a result of the growth of the business. The increase in inventory was a result of the build-up of optical components in advance of scheduled new product deployments and the expected increased sales volumes in the 2002 financial year.

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--------------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Cash outflows related to acquisitions and disposals, including the non-operating exceptional cash flows related to the merger/demerger of MES, decreased from L3,974 million in the year ended 31 March 2000 to L658 million in the year ended 31 March 2001. In the year ended 31 March 2001 the outflow of L658 million was due to the various acquisitions made during the year, including MSI, Mariposa Technology, Inc., Systems Management Specialists and Albany Partnership Limited, with a further L56 million representing further settlements of the amounts in respect of the merger/demerger of GEC's defence business with BAE SYSTEMS plc (the "MES Transaction") in March 2000. In the year ended 31 March 2000, the outflow of L3,974 million was largely due to our acquisitions of FORE Systems and RELTEC Corporation, along with relatively smaller outflows in respect of the Bosch Public Networks Division and the SDH and DWDM manufacturing business of Nokia. This was offset by a L1,386 million inflow in relation to the MES Transaction, which represented dividends and other cash receipts from those businesses separated.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

Net capital expenditure and financial investment for the year was an outflow of L34 million compared to an outflow of L394 million in the year ended 31 March 2000.

Total capital expenditure in the Group increased by L273 million, or 89.5 per cent., to L578 million for the year ended 31 March 2001.

Net financial investment amounted to L527 million of which L629 million was realised on the disposal of part of the Group's stake in Alstom, which was offset by the purchase of NetDecisions and other smaller investments.

DIVIDENDS

The Group paid no dividends in the year to 31 March 2001 compared to L349 million in the year to 31 March 2000. This outflow was paid out to fellow subsidiaries of Marconi plc outside Marconi Corporation Group.

Other cash flows related primarily to tax and interest.

                                        90
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                        PART IV -- FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                             (LETTERHEAD MASTHEAD)

The Directors and Proposed Directors
Marconi Corporation plc
New Century Park
PO Box 53
Coventry
Warwickshire
CV3 1HJ

Lazard Brothers & Co., Limited
21 Moorfields
London
EC2P 2HT

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

                                                                   31 March 2003

Dear Sirs

MARCONI CORPORATION PLC (THE COMPANY)

We report on the financial information of the Company and its subsidiaries (the Group) set out below. This financial information has been prepared for inclusion in the prospectus dated 31 March 2003 (the Prospectus) relating to the Company.

BASIS OF PREPARATION

The financial information set out in this report, which has been prepared on the bases set out under the headings "Basis of compilation" and the "Basis of preparation -- going concern" in Note 1 to the financial information below and in accordance with applicable United Kingdom generally accepted accounting principles, is derived from the audited consolidated financial statements of Marconi plc for the three years ended 31 March 2002 and the six months ended 30 September 2002 (the "financial statements"), after making such adjustments as we considered necessary.

RESPONSIBILITY

The financial statements are the responsibility of the directors of Marconi plc who approved their issue.

The Directors and Proposed Directors of the Company are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

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PART IV -- FINANCIAL INFORMATION

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BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

GOING CONCERN

In forming our opinion, we have considered the adequacy of the disclosures made under the heading "Basis of preparation -- going concern" in Note 1 to the financial information below concerning the uncertainty relating to the Group's proposed refinancing. In view of the significance of this uncertainty we consider that it should be drawn to your attention but our opinion is not qualified in this respect. We also draw your attention to the fact that the uncertainty will be resolved on, and Admission of the Marconi Corporation Shares, the Warrants and the Notes to listing is conditional upon, the Marconi Corporation Scheme becoming effective.

OPINION

In our opinion, the financial information set out below gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Group as at the dates stated and of its profits and losses, cash flows and recognised gains and losses for the periods then ended.

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CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                          Six months
                                                                           Year ended 31 March                 ended
                                                                    ---------------------------------   30 September
                                                                         2000        2001        2002           2002
                                                             Note   L million   L million   L million      L million
                                                             ----   ---------   ---------   ---------   ------------
TURNOVER
Continuing operations                                           3       3,566       4,626       2,906          1,019
Discontinued operations                                         3       1,871       2,027       1,404             87
Group                                                           3       5,437       6,653       4,310          1,106
Share of joint ventures                                                   287         289         257             --
                                                                    ---------   ---------   ---------   ------------
                                                                2       5,724       6,942       4,567          1,106
                                                                    ---------   ---------   ---------   ------------
OPERATING (LOSS)/PROFIT
Group operating (loss)/profit
  Excluding goodwill amortisation and exceptional items                   704         732        (474)          (231)
  Goodwill amortisation                                                  (763)       (671)       (431)           (54)
  Operating exceptional items                                  4a        (106)        (32)     (5,210)          (206)
                                                                3        (165)         29      (6,115)          (491)
  Continuing operations                                                  (299)       (133)     (6,153)          (485)
  Discontinued operations                                                 134         162          38             (6)
                                                                3        (165)         29      (6,115)          (491)
Share of operating profit/(loss) of joint ventures
  Excluding goodwill amortisation and exceptional items                    25          22          11             (4)
  Goodwill amortisation                                                    (2)         (2)         (2)            (1)
  Operating exceptional items                                  4a          (1)         --          (6)           (31)
                                                                           22          20           3            (36)
                                                                    ---------   ---------   ---------   ------------
                                                                         (143)         49      (6,112)          (527)
                                                                    ---------   ---------   ---------   ------------
Group and joint venture operating profit/(loss) before
  goodwill amortisation and exceptional items                   2         729         754        (463)          (235)
Share of operating profit/(loss) of associates
  Excluding goodwill amortisation and exceptional items                     7           8          (1)           (17)
  Goodwill amortisation                                                    --          --          (7)            (5)
  Goodwill impairment                                          15          --          --          --            (27)
  Operating exceptional items                                  4b          --          --        (173)           (18)
                                                                            7           8        (181)           (67)
                                                                    ---------   ---------   ---------   ------------
OPERATING (LOSS)/PROFIT                                         2        (136)         57      (6,293)          (594)
Non-operating exceptional items
  Gain/(loss) on disposal of discontinued operations           4c          --          --         358             (5)
  Gain/(loss) on disposal of fixed assets and investments in
    continuing operations                                      4c           4         (24)        (11)            (9)
  Merger/demerger items                                        4c         737          20         291             --
  Group share of associates' non-operating exceptionals        4c          --          --          --             (3)
                                                               4c         741          (4)        638            (17)
                                                                    ---------   ---------   ---------   ------------
                                                                          605          53      (5,655)          (611)
Write off of funding receivable from Marconi plc               4d          --          --          --           (186)
Net interest payable
  Group                                                         5        (103)       (151)       (246)          (120)
  Share of joint ventures and associates                        5           4           1           2              1
                                                                5         (99)       (150)       (244)          (119)
Net finance income                                              6          32          41          34              2
                                                                    ---------   ---------   ---------   ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION
  Excluding goodwill amortisation and exceptional items                   669         653        (674)          (369)
  Goodwill amortisation and exceptional items                            (131)       (709)     (5,191)          (545)
                                                                2         538         (56)     (5,865)          (914)
TAX CREDIT/(CHARGE) ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES
  Tax on profit/(loss) on ordinary activities before
    goodwill amortisation and exceptional items                          (196)       (195)         21            (10)
  Tax on goodwill amortisation and exceptional items                      198         (17)       (231)            --
                                                               7a           2        (212)       (210)           (10)
                                                                    ---------   ---------   ---------   ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION                       540        (268)     (6,075)          (924)
Equity minority interests                                       8          (3)         (5)         (1)            (1)
                                                                    ---------   ---------   ---------   ------------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE
  SHAREHOLDERS                                                            537        (273)     (6,076)          (925)
Equity dividends                                                9        (349)         --          --             --
                                                                    ---------   ---------   ---------   ------------

RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD                22         188   )    (273   )  (6,076   )       (925
                                                                    =========   =========   =========   ============
EARNINGS/(LOSS) PER SHARE -- BASIC AND DILUTED                 10       56.8p       (27.5)p    (607.6)p        (92.5)p
EARNINGS/(LOSS) PER SHARE EXCLUDING GOODWILL AMORTISATION
  AND EXCEPTIONAL ITEMS                                        10       49.7p       45.6p       (65.4)p        (38.0)p
                                                                    =========   =========   =========   ============

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CONSOLIDATED BALANCE SHEET

                                                            As at 31 March                    As at
                                                   ---------------------------------   30 September
                                                        2000        2001        2002           2002
                                            Note   L million   L million   L million      L million
                                            ----   ---------   ---------   ---------   ------------
FIXED ASSETS
Goodwill                                      13       4,397       5,395         877            672
Tangible assets                               14         758       1,142         522            329
Investments:
  Joint ventures
     Share of gross assets                               246         178          71             48
     Share of gross liabilities                          (92)        (90)        (11)           (13)
                                                   ---------   ---------   ---------   ------------
                                                         154          88          60             35
  Associates                                              47          45         137             69
  Other investments                                    1,425         458          53             17
                                              15       1,626         591         250            121
                                                   ---------   ---------   ---------   ------------
                                                       6,781       7,128       1,649          1,122
                                                   ---------   ---------   ---------   ------------
CURRENT ASSETS
Stocks and contracts in progress              16         946       1,721         720            356
Debtors: amounts falling due within one
  year                                        17       1,995       2,438       1,410            803
Debtors: amounts falling after more than
  one year                                    17         253         297          94             59
Investments                                   18          69          26          15             --
Cash at bank and in hand                      18         555         343       1,361          1,062
                                                   ---------   ---------   ---------   ------------
                                                       3,818       4,825       3,600          2,280
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE
  YEAR                                        19      (4,408)     (4,351)     (4,356)        (3,611)
                                                   ---------   ---------   ---------   ------------
NET CURRENT (LIABILITIES)/ASSETS                        (590)        474        (756)        (1,331)
                                                   ---------   ---------   ---------   ------------
TOTAL ASSETS LESS CURRENT LIABILITIES                  6,191       7,602         893           (209)
CREDITORS: AMOUNTS FALLING DUE AFTER MORE
  THAN ONE YEAR                               19      (1,078)     (2,574)     (2,278)        (2,107)
PROVISIONS FOR LIABILITIES AND CHARGES        21        (693)       (714)       (505)          (456)
                                                   ---------   ---------   ---------   ------------
NET ASSETS/(LIABILITIES) BEFORE RETIREMENT
  BENEFIT SURPLUSES AND DEFICITS                       4,420       4,314      (1,890)        (2,772)
Retirement benefit scheme surpluses           26         347         240          19             --
Retirement benefit scheme deficits            26        (229)       (120)       (145)          (439)
                                                   ---------   ---------   ---------   ------------
NET ASSETS/(LIABILITIES) AFTER RETIREMENT
  BENEFIT SURPLUSES AND DEFICITS                       4,538       4,434      (2,016)        (3,211)
                                                   =========   =========   =========   ============
CAPITAL AND RESERVES
Called-up share capital                       22         141         143         143            143
Share premium account                         22         371         700         700            700
Capital redemption reserve                    22           9           9           9              9
Revaluation reserve                           22       1,156         267          --             --
Profit and loss account                       22       2,845       3,300      (2,880)        (4,072)
                                                   ---------   ---------   ---------   ------------
Equity shareholders' interests                         4,522       4,419      (2,028)        (3,220)
Equity minority interests                      8          16          15          12              9
                                                   ---------   ---------   ---------   ------------
                                                       4,538       4,434      (2,016)        (3,211)
                                                   =========   =========   =========   ============

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CONSOLIDATED CASH FLOW STATEMENT

                                                                                           Six months
                                                            Year ended 31 March                 ended
                                                     ---------------------------------   30 September
                                                          2000        2001        2002           2002
                                             Note    L million   L million   L million      L million
                                             ----    ---------   ---------   ---------   ------------
NET CASH (OUTFLOW)/INFLOW FROM OPERATING
  ACTIVITIES BEFORE EXCEPTIONAL ITEMS          23                      (67)         10           (142)
Exceptional cash flows from operating
  activities                                    4(d)                   (39)       (368)          (181)
Net cash outflow from operating activities
  after exceptional items -- continuing
  operations                                                          (324)       (409)          (282)
Net cash inflow/(outflow) from operating
  activities after exceptional items --
  discontinued operations                                              218          51            (41)
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
  ACTIVITIES AFTER EXCEPTIONAL ITEMS                       610        (106)       (358)          (323)
Dividends from joint ventures and
  associates                                                68          68          29             --
Returns on investments and servicing of
  finance                                      23          (34)       (134)       (253)          (158)
Tax paid                                       23         (114)       (137)        (13)           (13)
Capital expenditure and financial
  investment                                   23         (394)        (34)       (196)           (25)
Acquisitions and disposals                     23       (3,974)       (658)        995            387
Non-operating exceptional cash flows
  related to merger/demerger                    4(e)     1,386         (56)         --             --
Equity dividends paid to shareholders                     (697)         --          --             --
                                                     ---------   ---------   ---------   ------------
NET CASH (OUTFLOW)/INFLOW BEFORE USE OF
  LIQUID RESOURCES AND FINANCING                        (3,149)     (1,057)        204           (132)
Net cash inflow/(outflow) from management
  of liquid resources                          23          656         166         186            (77)
Net cash inflow/(outflow) from financing
  Issues of ordinary shares                    22          161         303          --             --
  Net cash inflow/(outflow) from changes in
     debt and lease financing                  23        1,987         217       1,034            (38)
                                                     ---------   ---------   ---------   ------------
(DECREASE)/INCREASE IN CASH AND NET BANK
  BALANCES REPAYABLE ON DEMAND                            (345)       (371)      1,424           (247)
                                                     =========   =========   =========   ============

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RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT

                                                                                           Six months
                                                            Year ended 31 March                 ended
                                                     ---------------------------------   30 September
                                                          2000        2001        2002           2002
                                             Note    L million   L million   L million      L million
                                             ----    ---------   ---------   ---------   ------------
(Decrease)/increase in cash and net bank
  balances repayable on demand in the
  period                                                  (345)       (371)      1,424           (247)
Net cash (inflow)/outflow from management
  of liquid resources                                     (656)       (166)       (186)            77
Net cash (inflow)/outflow from increase in
  debt and lease financing                              (2,103)       (217)     (1,034)            38
                                                     ---------   ---------   ---------   ------------
Change in net monetary debt resulting from
  cash flows                                            (3,104)       (754)        204           (132)
Net debt (acquired)/disposed with
  subsidiaries                                            (120)        (23)         (3)            17
Other non-cash changes                                    (248)        (56)        242           (223)
Effect of foreign exchange rate changes                    155        (256)          4            159
                                                     ---------   ---------   ---------   ------------
Movement in net monetary funds/(debt) in
  the period                                            (3,317)     (1,089)        447           (179)
Net monetary funds/(debt) at beginning of
  period                                       24          624      (2,693)     (3,782)        (3,335)
                                                     ---------   ---------   ---------   ------------
Net monetary debt at end of period             24       (2,693)     (3,782)     (3,335)        (3,514)
                                                     =========   =========   =========   ============

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CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                             Six months
                                                              Year ended 31 March                 ended
                                                       ---------------------------------   30 September
                                                            2000        2001        2002           2002
                                                Note   L million   L million   L million      L million
                                                ----   ---------   ---------   ---------   ------------
Profit/(loss) on ordinary activities
  attributable to the shareholders
  Group                                                      515        (292)     (5,902)          (820)
  Share of joint ventures                                     18          13           9            (35)
  Share of associates                                          4           6        (183)           (70)
                                                             537        (273)     (6,076)          (925)
Listed fixed asset investments
  Surplus/(deficit) due to movement in share
     price                                                   419        (375)        (30)            --
  Exchange rate adjustments                                 (110)          6          --             --
                                                             309        (369)        (30)            --
  Offset due to gains on hedging                              76          --          --             --
                                                       ---------   ---------   ---------   ------------
                                                             385        (369)        (30)            --
Unrealised gain on exchange of businesses                     --          --           9             --
Exchange differences on translation
  Group                                                       48         240         (67)           106
  Share of associates                             15          (4)          3          --             --
                                                  22          44         243         (67)           106
Tax charge on exchange differences                            --          --          --             (3)
Actuarial gain/(loss) recognised on retirement
  benefit schemes
  Difference between the expected and actual
     return on scheme assets                      26         170        (186)       (277)          (183)
  Changes in assumptions underlying the
     present value of the scheme liabilities
     -- gains/(losses)                            26          48         164         (83)          (149)
  Experience (losses) and gains on scheme
     liabilities                                  26         (63)        (51)          9            (41)
                                                             155         (73)       (351)          (373)
Tax (debit)/credit on net retirement benefit
  items credited/debited in the statement of
  total recognised gains and losses                          (54)         38          68             --
                                                       ---------   ---------   ---------   ------------
TOTAL RECOGNISED GAINS AND LOSSES RELATED TO
  THE PERIOD                                               1,067        (434)     (6,447)        (1,195)
                                                       =========   =========   =========   ============

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RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS

                                                                                      Six months
                                                            Year ended 31 March            ended
                                                           ----------------------   30 September
                                                                2001         2002           2002
                                                   Note    L million    L million      L million
                                                   ----    ---------    ---------   ------------
Total recognised gains and losses related to the
  period                                                        (434)      (6,447)        (1,195)
Issues of ordinary shares                            22          331           --             --
Group share of associates' shares to be issued                    --           --              3
                                                           ---------    ---------   ------------
Total movement in the period                                    (103)      (6,447)        (1,192)
Equity shareholders' interests at beginning of
  period                                                       4,522        4,419         (2,028)
                                                           ---------    ---------   ------------
Equity shareholders' interests at end of period                4,419       (2,028)        (3,220)
                                                           =========    =========   ============

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NOTES TO THE FINANCIAL INFORMATION

1.     ACCOUNTING POLICIES

The financial information set out in this report has been prepared in accordance with applicable accounting standards generally accepted in the United Kingdom. The more important Group accounting policies are summarised below to facilitate interpretation of the financial information.

BASIS OF COMPILATION

The Company was permitted under Section 228 of the Companies Act not to prepare, and did not prepare, consolidated financial statements. The consolidated financial information presented in this report has been derived from Marconi plc's audited consolidated financial statements, adjusted for balances and transactions relating to Marconi plc and those subsidiaries of Marconi plc which do not form part of the Group.

BASIS OF PREPARATION -- GOING CONCERN

The Company owes approximately L2.1 billion under a syndicated credit facility (the "Bank Facility") which was due for repayment on 25 March 2003. Borrowings under the facility are repayable on demand and no further funds may be drawn under its terms. The Company also has in issue Bonds with a face value of approximately L2.1 billion. Marconi plc guarantees the Company's debt obligations under the Bonds and the Bank Facility. As at 30 September 2002, net debt of the Group stood at approximately L3.2 billion.

On 29 August 2002, Marconi plc announced that heads of terms, which set out the principles for the financial restructuring of the Company and Marconi plc, had been concluded with the Co-ordination Committee of Syndicate Banks and an informal ad hoc committee of Bondholders. On 16 December 2002, Marconi plc announced that modifications to the heads of terms had been concluded. The heads of terms envisage that the creditors of the Company and Marconi plc, other than certain excluded creditors, will be subject to schemes of arrangement ("Schemes") under which creditor claims will be compromised in consideration for cash, Marconi Corporation Shares, and Notes. As part of the Restructuring the Company will become the listed parent for the Group and, following completion of the Marconi plc Scheme, it is currently intended that Marconi plc will be liquidated or dissolved. The Restructuring will leave existing Marconi plc Shareholders with 0.5 per cent. of the equity in the Company.

On 17 March 2003, documentation for the proposed Schemes was filed with the High Court of England and Wales, initiating the final steps towards implementation of the Restructuring.

The heads of terms envisage a new capital structure for the Group that is appropriate to the latest business plan developed by the Group. The implementation of this capital structure involves, amongst other things, the payment of L340 million of cash (in addition to L95 million accrued interest on the Company's financial debt, paid in September and October 2002), the issue of Marconi Corporation Shares and the issue of Notes with a face value, using 30 September 2002 exchange rates, of approximately L758 million by the Company to Scheme Creditors through the operation of the Schemes.

As part of the arrangements to implement the Restructuring, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and Bondholders (including the bond trustees, but excluding Ancrane, a subsidiary of Marconi plc which holds Bonds) and also in favour of one ESOP Derivative Bank who committed to support the proposed Restructuring within the required time period. At 30 September 2002, the balance of this secured cash amounted to L735 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts will be allowed in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Group's expectations as to its liquidity needs for the period to the end of June 2003.

When the heads of terms were announced on 29 August 2002, the Group indicated that the Restructuring was scheduled to be completed by 31 January 2003 (the "Effective Date"). This date was extended to 15 March 2003 in December 2002. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now

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expected to be on or around 19 May 2003. The change to the timing of the
Restructuring introduces risks associated with certain financial debt falling due in March 2003. In particular, as noted above, the Bank Facility was due for repayment on 25 March 2003 and interest payments were due on the Yankee Bonds on 17 March 2003 and are due on the Eurobonds on 31 March 2003. Failure to repay the Bank Facility has given rise to direct rights on the part of individual Syndicate Banks to bring actions for recovery of the debt owing to them and will, in addition, after the expiry of a five business day grace period, result in a cross default under the Bonds. In common with the Group's approach to other Scheme claims, pending the outcome of the Schemes, the Group does not intend to make payment in respect of such obligations, in full or in part.

The fact of the above mentioned payments falling due represents a risk to the Restructuring, due to consequential legal action which Syndicate Banks or Bondholders who are not supportive of the Restructuring process could take against the Company or Marconi plc. However, the Company is of the view that, given the timing associated with any such legal action as well as the likely attitude of the English and New York Courts to a creditor seeking to frustrate the Restructuring (which is intended to be for the benefit of all Scheme creditors), these risks should be manageable.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the Restructuring in accordance with the heads of terms (and within the agreed timetable, which is currently 30 June 2003). The occurrence of an enforcement event entitles the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security.

Letters of current intention to support the Restructuring and to vote for the Company and Marconi plc Schemes were obtained from the joint lead co-ordinators of the Syndicate Banks and from each of the members of the Bondholder committee in December 2002. Neither the Company nor Marconi plc has received any notice of any changes to this intention.

The proposed Restructuring, and Admission of the Marconi Corporation Shares, Warrants and the Notes to listing, are dependent on the Marconi Corporation Scheme becoming effective. The Marconi Corporation Scheme will become effective on delivery of the Court's order sanctioning the Marconi Corporation Scheme to the Registrar of Companies in England and Wales, following, amongst other things, securing the necessary level of support of the Syndicate Banks, Bondholders and other creditors whose claims will be compromised in the relevant creditors' meetings to be held as part of the scheme of arrangement process, as well as the approval of the Court and the granting of a permanent injunction order by the US Bankruptcy Court.

The Directors consider that, once the Marconi Corporation Scheme becomes effective, the Company and Group will have sufficient borrowings and facilities in place to meet their present liabilities and working capital requirements as they fall due for at least a year from the date of this document and accordingly the financial information in this report has been drawn up on a going concern basis. Should the Group's Syndicate Banks, Bondholders and other Creditors cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, there would be no realistic alternative for Marconi plc and the Company but to commence insolvency proceedings and the going concern basis of preparation would no longer be applicable; adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify with reasonable accuracy these possible adjustments.

ACCOUNTING CONVENTION

The financial information has been prepared under the historical cost convention, as modified by the valuation of listed fixed and current asset investments.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

TURNOVER

Turnover, excluding VAT, comprises sales to outside customers, and the Group's percentage interest in sales by their joint ventures. The Group records transactions as sales when the delivery of products or performance of services takes place in accordance with the terms of sale. Turnover on long-term contracts is calculated as the

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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

proportion of the total contract value based on the ratio of costs incurred to date compared with the total expected costs for that contract.

CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Net assets are translated at period end rates of exchange. Key rates used are as follows:

                                    Average rates                            Period end rates
                       ----------------------------------------   ---------------------------------------
                        Year ended 31 March    Six months ended        At 31 March
                       ---------------------       30 September   ---------------------   At 30 September
                        2000    2001    2002               2002    2000    2001    2002              2002
                       -----   -----   -----   ----------------   -----   -----   -----   ---------------
US dollar               1.62    1.48    1.43               1.52    1.60    1.42    1.42              1.57
Italian lira           3,015   3,153   3,152                n/a   3,228   3,114     n/a               n/a
Euro                    1.56    1.63    1.63               1.58    1.67    1.67    1.63              1.59
                       =====   =====   =====   ================   =====   =====   =====   ===============

The differences arising from the restatement of profits and losses and the retranslation of the opening net assets/(liabilities) to period end rates are taken to reserves.

ACQUISITION AND DISPOSALS

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

FINANCIAL INSTRUMENTS

The Group uses financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the Group's underlying business activities. There is no trading activity in financial instruments.

FORWARD FOREIGN EXCHANGE CONTRACTS

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of the Group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transactions occur.

HEDGES OF THE NET INVESTMENT IN OVERSEAS SUBSIDIARIES

The Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is

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PART IV -- FINANCIAL INFORMATION

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implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment.

In respect of hedges of net investments, the Group enters into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

EQUITY FORWARD CONTRACTS

The Group has established three trusts for the purchase of shares and share-related instruments for the benefit of employees -- the Marconi Employee Trust ("MET"), the GEC Employee Share Trust ("EST") and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the Group.

The independent trustee of the MET, Bedell Cristin Trustees Limited ("BCT"), has entered into contracts with three financial institutions (the "Equity Forward Contracts") to hedge the potential cost of the Group's share plans. On or before maturity of the Equity Forward Contracts, the MET may either take delivery of Marconi plc Shares at the contracted purchase price (including accrued interest) or settle the contracts for cash for a net amount based on the difference between the Marconi plc share price and the contract purchase price (including accrued interest). The obligation to settle the contracts including accrued interest is classified as a provision within the Group's balance sheet. The Liability is calculated by taking the number of shares under contract and applying the difference between Marconi plc's share price and the contract purchase price per share, adjusted for brokerage costs, on a contract-by-contract basis.

No cash is exchanged until the maturity of the contract (or earlier upon either exercises of options by employees or cash settlement of the contracts at the MET's option) unless collateral is required. Where the MET has provided collateral this has been offset against the provision in the consolidated balance sheet.

Interest costs on the equity notional amount are calculated at LIBOR plus a margin less dividends, if any, and are accrued on a monthly basis, with a debit to interest and a credit to provisions.

INTEREST RATE RISK EXPOSURES

The Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

Gains and losses arising on termination of hedging instruments where the underlying exposure remain are recognised in the profit and loss account over the remaining life of the underlying exposure.

TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

Tangible fixed assets are depreciated using the following rates:

Freehold property                          -- 2 per cent. to 4 per cent. per annum
Leasehold property                         -- over the period of the lease or 50 years for long leases
Plant and machinery                        -- 10 per cent. per annum on average
Fixtures, fittings, tools and equipment    -- 10 per cent. per annum

LEASED ASSETS

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease

                                       102
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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCKS

Stocks are stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

CONTRACTS IN PROGRESS

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the period. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates, other than Easynet Group Plc are stated at the amount of the Group's share of net assets, including goodwill at the end of the period derived from audited or management accounts made up to that date. Easynet Group Plc's results are included for the year to

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31 December for the Group's results for the three years to 31 March and for the six months to 30 June for the Group's results for the six months to 30 September. Profit/(loss) before taxation includes the Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in the shares of Marconi plc, held within the EST, the GEC Special Purpose Trust and the MET, are included on the Group balance sheet at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the pension schemes' assets is recognised in the period in which they arise as part of finance income and the effect of unwinding of the discounted value of the schemes' liabilities is treated as part of finance costs. The changes in value of the pension schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

SHARE OPTIONS

The costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate. When share options granted lapse, any associated costs that were treated as costs of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

FINANCE COSTS

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

DEBT

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

LIQUID RESOURCES

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

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2.     PRINCIPAL ACTIVITIES, PROFIT/(LOSS) CONTRIBUTIONS, MARKETS AND NET
ASSETS/(LIABILITIES)

ANALYSIS OF RESULTS AND NET ASSETS/(LIABILITIES) BY CLASS OF BUSINESS

                                    Profit/(loss) on ordinary activities before taxation               Turnover
                                    ----------------------------------------------------   ---------------------------------
                                                                              Six months
                                            Year ended 31 March                    ended          Year ended 31 March
                                    ------------------------------------    30 September   ---------------------------------
                                          2000         2001         2002            2002        2000        2001        2002
                                     L million    L million    L million       L million   L million   L million   L million
                                    ----------   ----------   ----------   -------------   ---------   ---------   ---------
Network Equipment                         415          442         (464)           (179)       2,583       3,359       1,804
Network Services                           71          102           35               5          543       1,016         969
Other (including intra-activity
  sales)                                  (23)         (15)         (64)            (31)         (10)        (39)        (32)
                                    ---------    ---------    ---------    ------------    ---------   ---------   ---------
                                          463          529         (493)           (205)       3,116       4,336       2,741
Capital                                    56            1          (74)            (28)         737         579         422
                                    ---------    ---------    ---------    ------------    ---------   ---------   ---------
Continuing operations                     519          530         (567)           (233)       3,853       4,915       3,163
Discontinued operations                   210          224          104              (2)       1,871       2,027       1,404
                                    ---------    ---------    ---------    ------------    ---------   ---------   ---------
                                          729          754         (463)           (235)       5,724       6,942       4,567
                                                                                           =========   =========   =========
Goodwill amortisation and goodwill       (765)        (673)        (433)            (55)
Operating exceptional items (note
  4(a))                                  (107)         (32)      (5,216)           (237)
                                    ---------    ---------    ---------    ------------
                                         (143)          49       (6,112)           (527)
Associates                                  7            8         (181)            (67)
                                    ---------    ---------    ---------    ------------
Operating (loss)/profit                  (136)          57       (6,293)           (594)
Non-operating exceptional items
  (note 4(c))                             741           (4)         638             (17)
Write off of funding receivable
  from Marconi plc (note 4(d))             --           --           --            (186)
Net interest payable and interest
  bearing assets and liabilities          (99)        (150)        (244)           (119)
Net finance income                         32           41           34               2
Unallocated net liabilities                --           --           --              --
Amounts owing to Marconi plc
  companies not in Marconi
  Corporation plc Group                    --           --           --              --
                                    ---------    ---------    ---------    ------------
                                          538          (56)      (5,865)           (914)
                                    =========    =========    =========    ============

                                      Turnover           Net assets/(liabilities)
                                    ------------   ------------------------------------
                                      Six months
                                           ended      As at 31 March              As at
                                    30 September   ---------------------   30 September
                                            2002        2001        2002           2002
                                       L million   L million   L million      L million
                                    ------------   ---------   ---------   ------------
Network Equipment                            600       1,977         607            451
Network Services                             392
Other (including intra-activity
  sales)                                      (5)         35           8             11
                                    ------------   ---------   ---------   ------------
                                             987       2,012         615            462
Capital                                       32           7          54            (19)
                                    ------------   ---------   ---------   ------------
Continuing operations                      1,019       2,019         669            443
Discontinued operations                       87         623         196             --
                                    ------------   ---------   ---------   ------------
                                           1,106       2,642         865            443
                                    ============
Goodwill amortisation and goodwill                     5,413         877            672
Operating exceptional items (note
  4(a))
Associates                                                45         137             69
Operating (loss)/profit
Non-operating exceptional items
  (note 4(c))
Write off of funding receivable
  from Marconi plc (note 4(d))
Net interest payable and interest
  bearing assets and liabilities                      (2,958)     (3,199)        (3,211)
Net finance income
Unallocated net liabilities                             (234)       (615)          (889)
Amounts owing to Marconi plc
  companies not in Marconi
  Corporation plc Group                                 (474)        (81)          (295)
                                                   ---------   ---------   ------------
                                                       4,434      (2,016)        (3,211)
                                                   =========   =========   ============

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PART IV -- FINANCIAL INFORMATION

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The Group has divided its business into two segments: Core and Capital.

The Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, and providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network Equipment, Network Services and Other.

Capital comprises the businesses the Group manages for value and ultimately for disposal. The Group's share of joint ventures' profit, turnover and net assets are included under Capital.

The net assets of Network Equipment and Network Services cannot be separately identified, as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the consolidated balance sheet at 30 September 2002 will be amortised over an average period of approximately seven years.

Transactions between Group companies and joint ventures and associates are as follows:

                                                                                      Six months
                                                     Year ended 31 March                   ended
                                             -----------------------------------    30 September
                                                  2000         2001         2002            2002
                                             L million    L million    L million       L million
                                             ---------    ---------    ---------    ------------
Sales                                               65           60           40              16
Purchases                                           (4)          (1)         (14)             --
                                             =========    =========    =========    ============

The contribution of subsidiaries acquired in each period is as analysed below:

                                                                                      Six months
                                                     Year ended 31 March                   ended
                                             -----------------------------------    30 September
                                                  2000         2001         2002            2002
                                             L million    L million    L million       L million
                                             ---------    ---------    ---------    ------------
Turnover                                         1,254          237           12              --
Operating profit before goodwill
  amortisation and operating exceptional
  items                                            133           10            1              --
                                             =========    =========    =========    ============

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not meaningful to disclose, on a full segmental basis, goodwill and goodwill amortisation as any allocation would be arbitrary.

                                                PART IV -- FINANCIAL INFORMATION

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ANALYSIS OF TURNOVER BY CLASS OF BUSINESS

                                     To customers in the United Kingdom                       To customers overseas
                              ------------------------------------------------   ------------------------------------------------
                                                                    Six months                                         Six months
                                     Year ended 31 March                 ended          Year ended 31 March                 ended
                              ---------------------------------   30 September   ---------------------------------   30 September
                                   2000        2001        2002           2002        2000        2001        2002           2002
                              L million   L million   L million      L million   L million   L million   L million      L million
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
Network Equipment                   773         984         355            128       1,810       2,375       1,449            472
Network Services                    240         354         367            126         303         662         602            266
Other (including
  intra-activity sales)              14           8           1              1         (24)        (47)        (33)            (6)
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
                                  1,027       1,346         723            255       2,089       2,990       2,018            732
Capital                             447         340         271              7         290         239         151             25
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
Continuing operations             1,474       1,686         994            262       2,379       3,229       2,169            757
Discontinued operations              32          91          90             11       1,839       1,936       1,314             76
                              ---------   ---------   ---------   ------------   ---------   ---------   ---------   ------------
                                  1,506       1,777       1,084            273       4,218       5,165       3,483            833
                              =========   =========   =========   ============   =========   =========   =========   ============

ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                                        Turnover
                                                    ------------------------------------------------
                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
United Kingdom                                          1,506       1,777       1,084            273
The Americas                                            2,359       2,852       1,760            342
Rest of Europe                                          1,234       1,677       1,151            293
Africa, Asia and Australasia                              625         636         572            198
                                                    ---------   ---------   ---------   ------------
                                                        5,724       6,942       4,567          1,106
                                                    =========   =========   =========   ============

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                                                PART IV -- FINANCIAL INFORMATION

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ANALYSIS OF OPERATING PROFIT/(LOSS) BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL
ITEMS, TURNOVER AND NET ASSETS/(LIABILITIES) BY TERRITORY OF ORIGIN

                                                Operating profit/(loss)                            Turnover
                                    ------------------------------------------------   ---------------------------------
                                                                          Six months
                                           Year ended 31 March                 ended          Year ended 31 March
                                    ---------------------------------   30 September   ---------------------------------
                                         2000        2001        2002           2002        2000        2001        2002
                                    L million   L million   L million      L million   L million   L million   L million
                                    ---------   ---------   ---------   ------------   ---------   ---------   ---------
United Kingdom                            364         349        (249)           (69)      1,993       2,286       1,328
The Americas                              303         155        (166)           (57)      2,499       2,927       1,842
Rest of Europe                             25         223         (28)           (90)        870       1,334       1,079
Africa, Asia and Australasia               37          27         (20)           (19)        362         395         318
                                    ---------   ---------   ---------   ------------   ---------   ---------   ---------
                                          729         754        (463)          (235)      5,724       6,942       4,567
                                    =========   =========   =========   ============   =========   =========   =========

                                      Turnover           Net assets/(liabilities)
                                    ------------   ------------------------------------
                                      Six months
                                           ended      As at 31 March              As at
                                    30 September   ---------------------   30 September
                                            2002        2001        2002           2002
                                       L million   L million   L million      L million
                                    ------------   ---------   ---------   ------------
United Kingdom                               372         953         293            435
The Americas                                 340         944         154             60
Rest of Europe                               309         665         386            (75)
Africa, Asia and Australasia                  85          80          32             23
                                    ------------   ---------   ---------   ------------
                                           1,106       2,642         865            443
                                    ============   =========   =========   ============

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                                                PART IV -- FINANCIAL INFORMATION

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3.     GROUP OPERATING (LOSS)/PROFIT

                                                         Year ended 31 March 2000
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      3,566          1,871                  --       5,437
Cost of sales                                (2,159)        (1,335)                 --      (3,494)
                                         ----------   ------------   -----------------   ---------
Gross profit                                  1,407            536                  --       1,943
Selling and distribution expenses              (277)          (157)                 --        (434)
Administrative expenses -- other               (346)           (86)               (106)       (538)
Research and development                       (311)           (75)                 --        (386)
Goodwill amortisation                          (741)           (22)                 --        (763)
Administrative expenses -- total             (1,398)          (183)               (106)     (1,687)
Other operating income/(expense)                 21             (8)                 --          13
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (247)           188                (106)       (165)
                                         ==========   ============   =================   =========

                                                         Year ended 31 March 2001
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      4,626          2,027                  --       6,653
Cost of sales                                (2,846)        (1,384)                 --      (4,230)
                                         ----------   ------------   -----------------   ---------
Gross profit                                  1,780            643                  --       2,423
Selling and distribution expenses              (548)          (210)                 --        (758)
Administrative expenses -- other               (269)          (112)                (32)       (413)
Research and development                       (525)          (101)                 --        (626)
Goodwill amortisation                          (642)           (29)                 --        (671)
Administrative expenses -- total             (1,436)          (242)                (32)     (1,710)
Other operating income                           70              4                  --          74
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (134)           195                 (32)         29
                                         ==========   ============   =================   =========

                                                         Year ended 31 March 2002
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      2,906          1,404                  --       4,310
Cost of sales                                (2,277)          (976)               (830)     (4,083)
                                         ----------   ------------   -----------------   ---------
Gross profit/(loss)                             629            428                (830)        227
Selling and distribution expenses              (450)          (140)                 --        (590)
Administrative expenses -- other               (222)           (86)               (703)     (1,011)
Research and development                       (547)           (81)                 --        (628)
Goodwill amortisation                          (406)           (25)                 --        (431)
Goodwill impairment                              --             --              (3,677)     (3,677)
Administrative expenses -- total             (1,175)          (192)             (4,380)     (5,747)
Other operating income/(expense)                 12            (17)                 --          (5)
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (984)            79              (5,210)     (6,115)
                                         ==========   ============   =================   =========

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PART IV -- FINANCIAL INFORMATION

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
                                                    Six months ended 30 September 2002
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                      1,019             87                  --       1,106
Cost of sales                                  (842)           (63)                (24)       (929)
                                         ----------   ------------   -----------------   ---------
Gross profit/(loss)                             177             24                 (24)        177
Selling and distribution expenses              (152)           (11)                 --        (163)
Administrative expenses -- other                (65)            (6)               (182)       (253)
Research and development                       (182)           (11)                 --        (193)
Goodwill amortisation                           (51)            (3)                 --         (54)
Administrative expenses -- total               (298)           (20)               (182)       (500)
Other operating (expense)/income                 (7)             2                  --          (5)
                                         ----------   ------------   -----------------   ---------
Operating loss                                 (280)            (5)               (206)       (491)
                                         ==========   ============   =================   =========

Exceptional items are shown in further detail in note 4.

The Group disposed of its Medical Systems, Data Systems and Commerce Systems activities during the year ended 31 March 2002 and the Strategic Communications business during the six months ended 30 September 2002. It is these activities which are shown as discontinued operations in the note above.

Further information on disposals is provided in note 25(b).

4.     EXCEPTIONAL ITEMS

Details of the tax (credited)/charged in relation to exceptional items is provided in note 7(a).

These charges have been analysed as follows:

(A)    OPERATING EXCEPTIONALS

                                                                                            Six months
                                                             Year ended 31 March                 ended
                                                      ---------------------------------   30 September
                                                           2000        2001        2002           2002
                                               Note   L million   L million   L million      L million
                                               ----   ---------   ---------   ---------   ------------
Stock write-downs and related costs              (1)         --          --        (672)            --
Restructuring costs                              (2)         --          --        (158)           (24)
                                                      ---------   ---------   ---------   ------------
Included in cost of sales                                    --          --        (830)           (24)
                                                      ---------   ---------   ---------   ------------
Impairment of goodwill and tangible fixed
  assets                                         (3)         --          --      (3,831)           (31)
Restructuring and reorganisation costs           (4)        (63)        (32)       (324)          (166)
System implementation costs                      (5)        (43)         --         (75)             7
Provisions for doubtful debts                    (6)         --          --        (150)             8
                                                      ---------   ---------   ---------   ------------
Included in administrative expenses                        (106)        (32)     (4,380)          (182)
                                                      ---------   ---------   ---------   ------------
Group operating exceptionals                               (106)        (32)     (5,210)          (206)
Share of joint ventures' operating
  exceptionals                                               (1)         --          (6)           (31)
Share of associates' operating exceptionals                  --          --        (173)           (18)
                                                      ---------   ---------   ---------   ------------
Total operating exceptionals                               (107)        (32)     (5,389)          (255)
                                                      =========   =========   =========   ============

---------------

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

NOTES

(1) The stock write-downs and related costs charged to cost of sales in the year ended 31 March 2002 includes L581 million for obsolescence and slow-moving provisions against a number of product lines, predominantly optical networking products, and L91 million in respect of supplier commitments.

(2) In the year ended 31 March 2002 restructuring costs classified within cost of sales includes a charge of L127 million representing additional costs incurred as a consequence of the decision to outsource certain manufacturing operations to Jabil. Under the terms of the agreement, payments of L77 million were made during the year, L19 million provided against stocks and L31 million is expected to be paid in the future.

     The remaining charge of L31 million in the year ended 31 March 2002 relates to onerous contracts representing certain liabilities to which the Group is committed as a result of the operational restructuring. This includes liabilities, relating to equipment leasing contracts and supply contracts under which it has been agreed to purchase minimum volumes of goods and services which will offer no economic value to the business as a result of its reduced size.

     In the six months ended 30 September 2002 L24 million was charged to restructuring costs. This relates mostly to additional payments to Jabil, arising in the six month period.

(3) In the year ended 31 March 2002, in line with its accounting policies, the Group reassessed the carrying values of goodwill, fixed assets, inventory and debtors. As a consequence of the more uncertain sales outlook and more conservative future assessment of future growth prospects of acquired businesses, the Group recorded an exceptional charge of L3,831 million to write down goodwill and tangible fixed assets. The goodwill impairment relates primarily to FORE Systems, Inc., RELTEC Corporation, Metapath Software International, Inc. ("MSI"), Mariposa Technology, Inc., ipsaris Limited (formerly Fibreway Limited), Systems Management Specialists, Inc. ("SMS") and Albany Partnership Limited ("APT").

     In light of declining industry and economic trends on current and expected future operations, the Group reassessed the carrying values of goodwill and tangible fixed assets in the six months ended 30 September 2002. Tangible fixed assets were impaired by L31 million.

(4) In the year ended 31 March 2000, the Group incurred restructuring and reorganisation costs relating to restructuring of existing businesses (L43 million) and restructuring of acquisitions (L20 million).

     In the year ended 31 March 2001, the Group incurred net restructuring and reorganisation costs of L32 million relating to a charge for voluntary redundancy schemes and one-off restructuring costs (L65 million) partially offset by favourable settlements of contract commitments (L33 million).

     As part of the Group's cost reduction actions, a charge of L324 million was recorded during 31 March 2002 associated with employee severance, site rationalisation costs and other restructuring costs.

     In the six months ended 30 September 2002 a further charge of L166 million was recorded as part of the Group's cost reduction actions.

     The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring and the other restructuring costs represent various other costs associated with the restructuring program.

(5) In the year ended 31 March 2000, the Group incurred L43 million in relation to year 2000 costs.

     During the year ended 31 March 2002 the Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. The L75 million charge represents L43 million of capitalised external consultancy costs associated with the implementation, L24 million of hardware and software costs expensed, and L8 million of other associated costs of the project.

     During the six months ended 30 September 2002, the Group was able to revise its previous estimate of the overall costs leading to the release of L7 million from the amounts accrued in the year to 31 March 2002.

(6) In light of the declining market and economic trends the Group was experiencing, an exceptional provision against bad and doubtful debts of L150 million was charged during the year ended 31 March 2002. Of this amount, L8 million was paid by the Group's debtors in the six months to 30 September 2002.

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Operating exceptionals for the Group and joint ventures are analysed by class of business and territory of origin as follows:

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Network Equipment and Services                            (41)        (29)     (1,312)          (187)
Other                                                      (7)         30        (104)             6
Goodwill impairment                                        --          --      (3,544)            --
                                                    ---------   ---------   ---------   ------------
                                                          (48)          1      (4,960)          (181)
Capital                                                    (5)         --         (82)           (55)
Goodwill impairment                                        --          --        (133)            --
                                                    ---------   ---------   ---------   ------------
Continuing operations                                     (53)          1      (5,175)          (236)
Discontinued operations                                   (54)        (33)        (41)            (1)
                                                    ---------   ---------   ---------   ------------
                                                         (107)        (32)     (5,216)          (237)
                                                    =========   =========   =========   ============
United Kingdom                                            (37)         26        (823)          (122)
The Americas                                              (29)        (18)       (407)           (97)
Rest of Europe                                            (35)        (28)       (282)           (12)
Africa, Asia and Australasia                               (6)        (12)        (27)            (6)
                                                    ---------   ---------   ---------   ------------
                                                         (107)        (32)     (1,539)          (237)
Goodwill impairment                                        --          --      (3,677)            --
                                                    ---------   ---------   ---------   ------------
                                                         (107)        (32)     (5,216)          (237)
                                                    =========   =========   =========   ============

(B)    ASSOCIATES' AND JOINT VENTURES' OPERATING EXCEPTIONALS

In the six months ended 30 September 2002, the Group has recorded its share of the operating exceptional charges of its associate, Easynet Group Plc, of L18 million relating to impairment of goodwill and tangible fixed assets and restructuring and reorganisation costs (year ended 31 March 2002 L173 million). In the six months ended 30 September 2002, the Group has also recorded its L31 million share of the operating exceptional charges of its joint ventures, relating to the impairment of intangible fixed assets in Ultramast Limited.

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(C)    NON-OPERATING EXCEPTIONALS

                                                                                         Six months
                                                          Year ended 31 March                 ended
                                                   ---------------------------------   30 September
                                                        2000        2001        2002           2002
                                            Note   L million   L million   L million      L million
                                            ----   ---------   ---------   ---------   ------------
Gain/(loss) on disposal of discontinued
  operations                                  (1)         --          --         358             (5)
Gain/(loss) on disposal of fixed assets
  and investments in continuing
  operations:
  Gains on disposals of subsidiaries and
     other fixed asset investments            (2)          4          89         189             31
  Amounts written off investments             (3)         --        (110)       (200)           (40)
  Other                                                   --          (3)         --             --
                                                   ---------   ---------   ---------   ------------
                                                           4         (24)        (11)            (9)
Merger/demerger items:                        (4)
  Dividends and other cash receipts                    1,409          --          --             --
  Separation share option costs                         (633)         --         291             --
  Other separation costs/receipts                        (15)         20          --             --
  Rebranding costs                                       (24)         --          --             --
                                                   ---------   ---------   ---------   ------------
                                                         737          20         291             --
Group share of associates' non-operating
  exceptionals                                            --          --          --             (3)
                                                   ---------   ---------   ---------   ------------
Included in non-operating exceptional
  items                                                  741          (4)        638            (17)
                                                   =========   =========   =========   ============

---------------

NOTES

(1) In the year ended 31 March 2002 a gain of L358 million was made mainly relating to the disposal of the systems businesses (Medical Systems, Commerce Systems and Data Systems).

     In the six months ended 30 September 2002 the loss on disposal of the Strategic Communications business of L41 million was partially offset by the release of provisions relating to Medical Systems and other previously completed disposals.

(2) Gains on disposals of subsidiaries and other fixed asset investments in the year ended 31 March 2001 include the disposal of part of the Alstom Holding SA ("Alstom"), Avery Berkel Group and Woods Air Movement Limited Group (note 25(b)).

     Gains on disposal of subsidiaries and other fixed asset investments in the year ended 31 March 2002 relate to the disposal of Lottomatica S.p.A., General Domestic Appliances Holdings Limited, Siemens Telecommunications Pty Limited, ipsaris Limited and the remaining interest in Alstom.

     In the six months ended 30 September 2002, the gain on disposal of subsidiaries and other fixed asset investments relates to a L28 million curtailment gain associated with retirement benefits arising mainly from the disposal of the Group's 50 per cent. share in General Domestic Appliances Holdings Limited, L12 million gain on property disposals and a net L9 million charge relating to current and prior period disposals, business closures and other provision movements.

(3) Amounts written off investments of L110 million in the year ended 31 March 2001, L200 million in the year ended 31 March 2002 and L40 million in the six months ended 30 September 2002 relate to the reduced market valuations of listed fixed asset investments and provisions for impairment against unlisted investments.

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(4)   The merger/demerger items comprise:

    DIVIDENDS AND CASH RECEIPTS

    In the year ended 31 March 2000, merger/demerger items comprise L1,409 million of dividends and other cash received by the Group from the defence businesses, Marconi Electronic Systems ("MES"), that were separated from GEC (at the time Marconi plc merged with the non-defence business), less the cost of establishing the Marconi plc share option plans that were approved at the EGM in November 1999 and other related costs of launching the new Group. The separation of the defence businesses is referred to below as the "MES Transaction".

    SEPARATION SHARE OPTION COSTS

    Marconi plc developed a number of employee share plans. The Group's normal accounting practice is that the cost of awards to employees that take the form of shares or rights to shares is recognised as an operating expense over the period to which the employees' performance relates. A cost generally arises where the exercise price paid by the option holder is less than either the market value of the shares at the date of grant or the cost of Marconi plc satisfying the grant with existing shares, purchased either in the open market or through hedging arrangements.

    The Marconi plc employee share plans launched at the time of the MES Transaction fall outside the normal circumstances and have been treated as exceptional items. The accounting treatment adopted for these plans reflected the nature of the awards which were directly connected with the separation of MES, since the awards, and associated costs, would not otherwise have arisen. The estimated cost of awards to Group employees under all plans was L643 million. In the year ended 31 March 2000, there was an exceptional charge of L633 million and the remaining L10 million is shown in note 12(b). The basis of the accounting treatment adopted for the relevant plans is described below.

    Establishment of plans as part of the MES Transaction.

    Only employees of the Marconi plc Group (including those in acquisitions announced prior to the completion of the MES Transaction) were eligible to participate in the Marconi Launch Share Plan. This plan was designed as a one-off free gift of up to 1,000 free shares for each employee to recognise the contribution the existing workforce had made and to enable them to share some of the benefits of the value created by the separation of MES and the launch of Marconi plc. The entitlement to receive the shares was deferred for at least three years and is contingent on the Marconi plc share price doubling to L16.03. A charge of L319 million represents the market value at the date of grant of the Marconi plc ordinary shares which were expected to be issued under the Marconi Launch Share Plan together with the estimated payroll tax liability. This cost has been recharged to the Group from Marconi plc as the participating employees were all within the Group.

    The grant of additional options (the matching grant) was a one-off event designed to encourage employees to remain with the Group when existing arrangements under the GEC 1997 Executive Scheme became exercisable early as a consequence of the MES Transaction. Optionholders could rollover existing GEC options into new Marconi plc options on a value-for-value basis. The matching grant doubled the number of Marconi plc options granted to most participants who rolled over their GEC options into Marconi plc options or who rolled over their GEC phantom options into Marconi plc phantom options. The matching grant was made in direct response to the risk of employees crystallising their gains on share options and was not part of ongoing remuneration. The exercise price of options granted under the matching grant is the market value at the date of grant. In line with the commitment given to shareholders, Marconi plc intended to satisfy a proportion of the options under the matching grant by purchasing shares in the market. A charge of L221 million represented the estimated incremental cost to Marconi plc (net of the exercise price paid by the optionholders) of purchasing the shares in the market expected to be needed to satisfy these grants, together with the estimated payroll tax liability. As above, this cost has been recharged to the Group from Marconi plc as the participating employees were all within the Group.

    No share options were granted in the period when the MES Transaction was pending since Marconi plc did not exist and, with GEC being the listed holding company, new GEC share options would have given inappropriate rights to substitute options for BAE SYSTEMS plc (formerly British Aerospace plc) shares. Marconi plc was therefore unable to grant options and offered phantom options to employees in lieu of grants under existing GEC option schemes. Following the launch of Marconi plc, these phantom options

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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

     were, where possible, substituted with real options to acquire Marconi plc shares. In line with the commitment given to shareholders, substituted options had to be satisfied by purchasing shares in the market. A charge of L93 million represented the estimate of the incremental cost Marconi plc incurred as a result of the increase in the cost of purchasing shares in the market from the date the phantom options were granted to the date that hedging this risk on the market could commence. This cost also related to employees within the Group and therefore has been recharged to the Group from Marconi plc.

    For the year ended 31 March 2002, the release of provisions relating to demerger share options arose due to the significant reduction in Marconi plc's share price and comprises two elements. L247 million relates to a provision created in respect of the Marconi Launch Share Plan. A further L44 million has been released that relates to provisions in respect of other option schemes created at the time of the MES Transaction.

    OTHER SEPARATION COSTS/RECEIPTS

    The gain of L20 million in the year ended 31 March 2001 represented a further settlement received in relation to the MES Transaction in the year.

(D)   OTHER EXCEPTIONAL CHARGES

     Amounts written off of L186 million in respect of the funding receivable from Marconi plc in the six months ended 30 September 2002 relate to amounts which the Directors no longer consider to be recoverable.

(E)   EXCEPTIONAL CASH FLOWS

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Operating
  Restructuring costs                                                  --        (302)          (169)
  Systems implementation costs                                         --         (48)           (12)
  Other                                                               (39)        (18)            --
                                                                ---------   ---------   ------------
                                                                      (39)       (368)          (181)
                                                                ---------   ---------   ------------
Non-operating
  Merger/demerger receipts                              1,386         (56)         --             --
  Disposal of tangible fixed assets                        --          --         116             20
  Sales of interests in subsidiary companies and
     associates                                            --         182       1,413            375
                                                    ---------   ---------   ---------   ------------
                                                        1,386         126       1,529            395
                                                    =========   =========   =========   ============

Detailed analysis of the exceptional cash flows in the year ended 31 March 2000 has not been provided. As set out in note 4(a) above, in the year ended 31 March 2000, the operating exceptional items primarily related to L63 million of restructuring and reorganisation costs and L43 million of year 2000 costs. The year 2000 costs were substantially all incurred prior to 1 January 2000. In relation to the restructuring of existing businesses and acquisitions, the costs are generally incurred within six to twelve months of the date of the announcement of the Restructuring.

Non-operating exceptional cash flows from the disposal of tangible fixed assets and from the sale of interests in subsidiary companies and associates are included in note 23.

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--------------------------------------------------------------------------------

5.     NET INTEREST PAYABLE

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Interest receivable
  Loans and deposits                                    54          27          31             20
  Other                                                 31           9           9             13
                                                 ---------   ---------   ---------   ------------
Interest receivable -- total                            85          36          40             33
                                                 ---------   ---------   ---------   ------------
Income from fixed asset investments                                                            --
  Listed investments                                    19          18           2             --
  Unlisted investments                                   3           5          --             --
                                                 ---------   ---------   ---------   ------------
Income from fixed asset investments -- total            22          23           2             --
                                                 ---------   ---------   ---------   ------------
Interest payable
  Bank loans, overdrafts and Bonds                    (199)       (187)       (287)          (149)
  Loan capital                                          (3)         (3)         (1)            (1)
  Other                                                 (8)        (20)         --             (3)
                                                 ---------   ---------   ---------   ------------
Interest payable -- total                             (210)       (210)       (288)          (153)
                                                 ---------   ---------   ---------   ------------
Net interest payable -- Group                         (103)       (151)       (246)          (120)
                                                 ---------   ---------   ---------   ------------
Share of net income receivable from joint
  ventures and associates                                4           1           2              1
                                                 ---------   ---------   ---------   ------------
Net interest payable                                   (99)       (150)       (244)          (119)
                                                 =========   =========   =========   ============

Bond interest of L13 million, included above, was payable to Ancrane, a fellow subsidiary of Marconi plc, in the six months ended 30 September 2002 (year ended 31 March 2002 L6 million).

6.     NET FINANCE INCOME

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Financing costs
  Syndicated loan fees                                  (4)         (3)         (5)            --
  Interest on pension scheme liabilities (note
     26)                                              (172)       (187)       (181)           (83)
  Finance leases                                        --          --          (1)            --
  Other                                                 --          --          --             (2)
                                                 ---------   ---------   ---------   ------------
Financing costs -- total                              (176)       (190)       (187)           (85)
                                                 ---------   ---------   ---------   ------------
Finance income
  Gain on foreign exchange borrowings                   --          --          --              7
  Expected return on pension scheme assets
     (note 26)                                         208         231         221             80
                                                 ---------   ---------   ---------   ------------
Finance income -- total                                208         231         221             87
                                                 ---------   ---------   ---------   ------------
Net finance income                                      32          41          34              2
                                                 =========   =========   =========   ============

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                                                PART IV -- FINANCIAL INFORMATION

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7.     TAX

(A)    TAX (CREDIT)/CHARGE ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Current taxation
  UK Corporation tax at 30 per cent. in each
     period                                               147         256          --             (1)
  Double taxation relief                                  (82)       (105)         --             --
  UK under/(over) provision in respect of prior
     periods                                                1           1         (18)            --
  Overseas tax                                             30          96          51             11
  Overseas (over)/under provision in respect of
     prior periods                                         (5)          1         (15)            --
  Joint ventures and associates                            11          10           4             --
                                                    ---------   ---------   ---------   ------------
                                                          102         259          22             10
                                                    ---------   ---------   ---------   ------------
Deferred taxation
Changes arising from:
  Timing differences -- origination and reversal         (104)         12          67             --
  Estimated recoverable amount of deferred tax
     assets                                                --         (59)        121             --
                                                    ---------   ---------   ---------   ------------
                                                         (104)        (47)        188             --
                                                    ---------   ---------   ---------   ------------
Total                                                      (2)        212         210             10
                                                    =========   =========   =========   ============

Included in the tax on profit/(loss) on ordinary activities are the following amounts relating to exceptional items:

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Operating exceptionals                                    (25)        (11)        (67)            --
Non-operating exceptionals                               (173)         28         298             --
                                                    ---------   ---------   ---------   ------------
                                                         (198)         17         231             --
                                                    =========   =========   =========   ============

(B)    DEFERRED TAXATION ASSETS/(LIABILITIES)

                                                              L million
                                                              ---------
At 1 April 2000                                                     125
  Credited to the profit and loss account                            47
  Exchange rate adjustment                                           (2)
                                                              ---------
At 1 April 2001                                                     170
  Charged to the profit and loss account                           (188)
                                                              ---------
At 1 April 2002                                                     (18)
  Disposals                                                          12
                                                              ---------
At 30 September 2002                                                 (6)
                                                              =========

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PART IV -- FINANCIAL INFORMATION

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
                                                                   Year ended           Six months
                                                                    31 March                 ended
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Tax effect of timing differences on:
  Provisions and accruals for liabilities and charges               195         (12)            (6)
  Accelerated capital allowances                                    (25)         (6)            --
                                                              ---------   ---------   ------------
                                                                    170         (18)            (6)
                                                              =========   =========   ============

Deferred tax liability balances and asset balances are shown in provisions (note
21) and debtors (note 17) respectively.

No provision is made for any taxation that may arise if reserves of overseas subsidiaries are distributed, as such distributions are not expected to occur in the foreseeable future.

Included in the net deficit or surplus in respect of retirement benefits (note
26) is a net deferred tax liability of L68 million in respect of the year to 31 March 2001 (2000 L99 million). No net deferred tax has been recognised in respect of retirement benefits for the year to 31 March 2002 or the six months ended 30 September 2002.

(C)    RECONCILIATION OF CURRENT TAXATION CHARGE/(CREDIT) FOR THE PERIOD

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
(Profit)/loss before tax                                 (538)         56       5,865            914
                                                    ---------   ---------   ---------   ------------
Tax charge/(credit) on (profit)/loss at a standard
  rate of 34 per cent. in each period                     183         (19)     (1,994)          (310)
Non deductible goodwill impairment, amortisation
  and other similar items                                (161)        224       1,569            169
Tax losses and other deferred tax items not
  recognised in current tax                                84          46         480            151
(Over)/under provision in prior periods                    (4)          2         (33)            --
Other                                                      --           6          --             --
                                                    ---------   ---------   ---------   ------------
Current tax charge for the period                         102         259          22             10
                                                    =========   =========   =========   ============

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.

(D)    FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Deferred tax assets totalling L798 million at 30 September 2002 (31 March 2002 L596 million, 2001 L147 million, 2000 L166 million) have not been recognised in respect of operating losses, pension scheme deficits and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Included in the unrecognised deferred tax asset as at 30 September 2002 of L798 million are amounts that may be forfeited or restricted as a consequence of the planned restructuring of the Group due to the requirements of tax legislation in various jurisdictions. It is not possible at this stage to quantify the amount of unrecognised deferred tax assets that may be forfeited.

                                       118
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8.     EQUITY MINORITY INTERESTS

Equity minority interests represent the share of the profits less losses on ordinary activities attributable to the interests of equity shareholders in Subsidiaries which are not wholly owned by the Group.

9.     EQUITY DIVIDENDS

During the six months ended 30 September 2002, and the years ended 31 March 2002 and 31 March 2001 no dividends were declared. In the year ended 31 March 2000 L349 million of dividends were declared and paid with L49 million (5.2 pence per share) being an interim dividend and L300 million (30.4 pence per share) as the final dividend. The number of shares are based on the number of ordinary shares in issue following the Restructuring (see Note 10).

10.     EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share are calculated on the basis of a weighted average of 1,000 million ordinary shares (31 March 2002 1,000 million ordinary shares, 2001 992.8 million ordinary shares, 2000 945.4 million ordinary shares) in issue during the period. The weighted average number of shares is based on the number of ordinary shares in issue following the Restructuring. Earnings/(loss) per share has been calculated on a pro forma basis as this presentation is considered to be more appropriate than presenting earnings/(loss) per share on a historical basis.

An adjusted basic (loss)/earnings per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.

RECONCILIATION OF EARNINGS/(LOSS) PER SHARE EXCLUDING GOODWILL AMORTISATION, GOODWILL IMPAIRMENT AND EXCEPTIONAL ITEMS

                                                          Year ended 31 March                                 Six months ended
                                ------------------------------------------------------------------------        30 September
                                         2000                     2001                     2002                     2002
                                ----------------------   ----------------------   ----------------------   ----------------------
                                             Earnings/                Earnings/                Earnings/                Earnings/
                                 Earnings/      (loss)    Earnings/      (loss)    Earnings/      (loss)    Earnings/      (loss)
                                    (loss)   per share       (loss)   per share       (loss)   per share       (loss)   per share
                                 L million       pence    L million       pence    L million       pence    L million       pence
                                ----------   ---------   ----------   ---------   ----------   ---------   ----------   ---------
Earnings/(loss) and basic
  earnings/(loss) per share            537        56.8         (273)      (27.5)      (6,076)     (607.6)        (925)      (92.5)
Exceptional items (note 4)
  Operating exceptionals               107        11.3           32         3.2        5,216       521.6          237        23.7
  Group share of associates'
    operating exceptionals              --          --           --          --          173        17.3           18         1.8
  Non-operating exceptionals          (741)      (78.4)           4         0.4         (638)      (63.8)          17         1.7
  Other exceptional charges             --          --           --          --           --          --          186        18.6
Taxation arising on goodwill
  amortisation and impairment
  and exceptional items (note
  7(a))                               (198)      (20.9)          17         1.7          231        23.1           --          --
Goodwill amortisation and
  impairment                           765        80.9          673        67.8          440        44.0           87         8.7
                                ----------   ---------   ----------   ---------   ----------   ---------   ----------   ---------
                                       470        49.7          453        45.6         (654)      (65.4)        (380)      (38.0)
                                ==========   =========   ==========   =========   ==========   =========   ==========   =========

11.    DIRECTORS

(A)    DIRECTORS' REMUNERATION

Subsequent to the reconstruction of GEC and listing of Marconi plc in November 1999, the Group was wholly owned by Marconi plc and represented substantially the whole of the Marconi plc Group. Accordingly, the following disclosures for Directors' remuneration, interests and transactions given below all relate to the Directors of Marconi plc for the relevant periods presented.

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YEAR ENDED 31 MARCH 2000

                                                                    Excluding                                   Payments to
                                                                      pension                                  meet pension
                                 Salary       Other             contributions          Pension    Severance     commitments
                                 & Fees    benefits    Bonus            Total    contributions     payments    on severance
                                   L000        L000     L000             L000             L000         L000            L000
                                 ------    --------    -----    -------------    -------------    ---------    ------------
M W J Parton                         94          28       87              209               42           --              --
M J Donovan                          87          14       44              145               21           --              --
Sir William Castell                  25          --       --               25               --           --              --
The Rt Hon The Baroness Dunn         25          --       --               25               --           --              --
Sir Alan Rudge                       26          --       --               26               --           --              --
Hon Raymond G H Seitz                25          --       --               25               --           --              --
N J Stapleton                        28          --       --               28               --           --              --
Sir Roger Hurn                      250          16       --              266               --           --              --
Lord Simpson                        669         221      338            1,228              352           --              --
J C Mayo                            515         167      260              942              259           --              --
R I Meakin                          283         153      143              579              226           --              --
Sir Christopher Harding              22          --       --               22               --           --              --
                                 ------    --------    -----    -------------    -------------    ---------    ------------
                                  2,049         599      872            3,520              900           --              --
                                 ======    ========    =====    =============    =============    =========    ============

---------------

NOTES

(1) The remuneration shown in the table above, with the exception of M J Donovan and M W J Parton, was for the full year 2000 and included remuneration paid to them by GEC. The remuneration presented for M J Donovan and M W J Parton is from 1 January 2000, the date on which they were appointed Directors of Marconi plc.

(2) Other benefits included the payment of a non-pensionable earnings supplement in relation to Funded Unapproved Retirement Benefit Schemes ("FURBS").

(3) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

(4) The fees of Non-Executive Directors were determined by the Board of Marconi plc; the basic fee paid during the year was L25,000 per annum with a further L5,000 per annum paid to the Chairmen of the Audit Committee and the Remuneration Committee.

(5) Non-Executive Directors did not have service contracts and did not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(6) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(7) Pension contributions included contributions by the Group to all pension schemes.

YEAR ENDED 31 MARCH 2001

                                                                    Excluding                                   Payments to
                                                                      pension                                  meet pension
                                 Salary       Other             contributions          Pension    Severance     commitments
                                 & Fees    benefits    Bonus            Total    contributions     payments    on severance
                                   L000        L000     L000             L000             L000         L000            L000
                                 ------    --------    -----    -------------    -------------    ---------    ------------
M W J Parton                        394         130       --              524              177           --              --
M J Donovan                         388          87       --              475              156           --              --
Sir William Castell                  33          --       --               33               --           --              --
The Rt Hon The Baroness Dunn         33          --       --               33               --           --              --
Sir Alan Rudge                       40          --       --               40               --           --              --
Hon Raymond G H Seitz                33          --       --               33               --           --              --
N J Stapleton                        40          --       --               40               --           --              --
Sir Roger Hurn                      269          26       --              295               --           --              --
Lord Simpson                        702         300       --            1,002              425           --              --
J C Mayo                            543         290       --              833              408           --              --
R I Meakin                          297         222                       519              314           --              --
                                 ------    --------    -----    -------------    -------------    ---------    ------------
                                  2,772       1,055       --            3,827            1,480           --              --
                                 ======    ========    =====    =============    =============    =========    ============

---------------

NOTES

(1) Other benefits included the payment of a non-pensionable earnings supplement in relation to FURBS.

(2) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

(3) The fees of Non-Executive Directors were determined by the Board of Marconi plc; the basic fee paid during the year was L33,000 per annum with a further L7,000 per annum paid to the Chairmen of the Audit Committee and the Remuneration Committee.

(4) Non-Executive Directors did not have service contracts and did not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(5) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(6) Pension contributions included contributions by the Group to all pension schemes.

YEAR ENDED 31 MARCH 2002

                                                                 Excluding                                   Payments to
                                                                   pension                                  meet pension
                              Salary       Other             contributions          Pension    Severance     commitments
                              & Fees    benefits    Bonus            Total    contributions     payments    on severance
                                L000        L000     L000             L000             L000         L000            L000
                              ------    --------    -----    -------------    -------------    ---------    ------------
D C Bonham                       174          --       --              174               --           --              --
M W J Parton                     400         281       --              681              177           --              --
M J Donovan                      400          87      248              735               94           --              --
S Hare                           375          58       --              433               25           --              --
Sir William Castell               35          --       --               35               --           --              --
The Rt Hon The Baroness Dunn      33          --       --               33               --           --              --
Sir Alan Rudge                    40          --       --               40               --           --              --
Hon Raymond G H Seitz             33          --       --               33               --           --              --
N J Stapleton                     40          --       --               40               --           --              --
Sir Roger Hurn                   115           7       --              122               --           --              --
Lord Simpson                     355         152       --              507              235          300              --
J C Mayo                         162         443       --              605              644          600             428
R I Meakin                       300         209       --              509              314          375             463
                              ------    --------    -----    -------------    -------------    ---------    ------------
                               2,462       1,237      248            3,947            1,489        1,275             891
                              ======    ========    =====    =============    =============    =========    ============

---------------
NOTES

(1) Other benefits included the payment of a non-pensionable earnings supplement in relation to FURBS.

(2) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

(3) The fees of Non-Executive Directors were determined by the Board of Marconi plc; the basic fee paid during the year was L33,000 per annum with a further L7,000 per annum paid to the Chairmen of the Audit Committee and the Remuneration Committee.

(4) Non-Executive Directors did not have service contracts and did not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(5) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(6) The bonus paid to M J Donovan related to recruitment and retention arrangements established upon joining Marconi plc and before he became a Director.

(7) Pension contributions included contributions by the Group to all pension schemes.

SIX MONTHS ENDED 30 SEPTEMBER 2002

                                                                       Excluding                                Payments to
                                                                         pension                               meet pension
                                       Salary      Other           contributions         Pension   Severance    commitments
                                       & Fees   benefits   Bonus           Total   contributions    payments   on severance
                                         L000       L000    L000            L000            L000        L000           L000
                                       ------   --------   -----   -------------   -------------   ---------   ------------
D C Bonham                                 90         --      --              90              --          --             --
M W J Parton                              263         46     396             705              91          --             --
M J Donovan                               214        307     320             841             320          --             --
S Hare                                    188         67     281             536              27          --             --
Sir William Castell                        15         --      --              15              --          --             --
The Rt Hon The Baroness Dunn                1         --      --               1              --          --             --
Sir Alan Rudge                             15         --      --              15              --          --             --
Hon Raymond G H Seitz                      15         --      --              15              --          --             --
N J Stapleton                              15         --      --              15              --          --             --
A L Thomas                                 42         --      --              42              --          --             --
                                       ------   --------   -----   -------------   -------------   ---------   ------------
                                          858        420     997           2,275             438          --             --
                                       ======   ========   =====   =============   =============   =========   ============

---------------

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

NOTES

(1) Other benefits included the payment of a non-pensionable earnings supplement in relation to FURBS. The figure stated for M J Donovan also included an amount paid to him pursuant to the termination of his GEC-USA Deferred Compensation Plan.

(2) Executive Directors received certain taxable benefits, including an allowance under the Group's car scheme.

(3) Executive Directors participated in an exceptional incentive plan for the 2002/3 financial year relating to the Restructuring of Marconi plc with four staged payments, the first in May 2002 and the final payment three months after the successful completion of the Restructuring.

(4) The fees of Non-Executive Directors were determined by the Board of Marconi plc. With effect from 1 April 2002 the fees for the Non-Executive Directors were reduced to L30,000 per annum. No additional fees were paid to the Chairmen of Board Committees. A L Thomas was paid a further sum, over and above his basic fee which related to one day's service to Marconi plc per week, for each additional day devoted to Marconi plc's business. The remuneration detailed above in respect of A L Thomas related to the period from 20 May 2002 being the date on which he was appointed as a Director of Marconi plc.

    The remuneration detailed above in respect of The Rt Hon The Baroness Dunn related to the period up to 11 April 2002 being the date on which she resigned as a Director of Marconi plc.

(5) Non-Executive Directors do not have service agreements and do not participate in any of the incentive arrangements open to Executive Directors or the Group's pension scheme.

(6) All Directors were reimbursed all necessary and reasonable expenses incurred in the performance of their duties.

(7) Pension contributions included contributions by the Group to all pension schemes.

(B)    SHORT-TERM INCENTIVE BONUS

In the year ended 31 March 2000, Executive Directors were eligible to participate in a short-term incentive plan. The plan paid bonuses only when an economic value added target (based on profitable growth) was met. The payment for 'on-target' performance was 25 per cent. of basic salary for Executive Directors and was subject to a maximum payment in a single year of 50 per cent. In considering the payment of short-term incentive bonuses, personal performance was also taken into account. During the year ended 31 March 2000, bonuses were paid at the rate of 50 per cent; no amounts were carried forward.

In the year ended 31 March 2001, Executive Directors continued to be eligible to participate in the short-term incentive plan, however no bonuses were awarded during the year.

In the year ended 31 March 2002, Marconi plc's Remuneration Committee approved the implementation of a short-term incentive plan for Executive Directors with maximum payment of 100 per cent. of salary, although owing to subsequent events, no such plan was implemented and no short-term incentive payments were made in the year ended 31 March 2002.

In the six months ended 30 September 2002, Executive Directors participated in an exceptional incentive plan with payment related to successful completion of the Restructuring of Marconi plc Group. The maximum payment under this plan is 150 per cent. of salary. Executive Directors also participated in a quarterly incentive plan with payments due for the achievement of targets for the generation of total cash. Payment relating to the six months ending 30 September 2002, has not been made under this plan and it is anticipated that Executive Directors will agree to waive entitlement to these payments on entering into new employment agreements with Marconi Corporation plc.

(C)    LONG-TERM INCENTIVE SCHEMES

Aggregate emoluments detailed above do not include any amounts in respect of long-term incentive schemes. Marconi plc operates a number of schemes as described below.

At a meeting held on 3 November 1999, shareholders approved the introduction of a number of share plans following the reconstruction of GEC and the listing of Marconi plc on 30 November 1999. Two main discretionary plans were approved -- the Marconi 1999 Stock Option Plan and the Marconi Long-Term Incentive Plan with the Executive Directors eligible to participate in both plans. In addition, shareholders approved the introduction of the Marconi UK Sharesave Plan and the Marconi Launch Share Plan in which Executive Directors and all eligible employees may participate. Full details of options granted to Executive Directors under these plans are set out below.

In summary, options may be granted under the Marconi 1999 Stock Option Plan for a period of up to ten years from 30 November 1999. Options granted under the plan prior to 18 July 2001 become exercisable three years

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

from the date of grant, provided the performance condition has been met, that is the percentage increase in Marconi plc's earnings per share must be equal to or greater than the percentage increase in the Retail Prices Index plus 3 per cent. per annum. Thus the shortest period over which the performance target can be satisfied is three financial years from the date of grant; if the target is not satisfied after this period, it can be retested over the four financial years from the date of grant, and so on.

At the July 2001 Marconi plc annual general meeting, shareholders approved amendments to the plan rules giving the Marconi plc Remuneration Committee discretion to grant options which become exercisable over varying periods of time and which are subject to performance conditions appropriate to the markets in which Marconi plc operates. In previous years, Marconi plc's policy on the granting of options has been to make phased awards to key employees, based on business and personal performance, with the value of options granted normally ranging from 50 per cent. to 150 per cent. of basic salary per annum. Reductions in Marconi plc's share price meant that option holdings built up over a number of years (with the minimum exercise value of any option granted under the plan having been L6.70) had lost any value as an incentive, and that grants based on these multiples of salary would result in an unacceptable level of dilution. In granting options to around 600 key executive, technical, and sales and marketing staff (including Executive Directors) in November 2001, the Remuneration Committee sought to balance an appropriate level of dilution with the need to provide a meaningful level of incentive. In exercising its discretion in respect of performance targets, the Remuneration Committee recognised the need for Marconi plc to achieve its near-term objectives in order to deliver longer-term performance. Of each option granted in November 2001, 50 per cent. is subject to the achievement of targets for the reduction in Marconi plc's net debt, and 50 per cent. subject to Marconi plc's Total Shareholder Return ("TSR") compared to that of FTSE 100 companies. None of this 50 per cent. becomes exercisable if Marconi plc's TSR is the same as that of the company at the 50th percentile, all becomes exercisable at the 75th percentile, with progressive increases between these points. In order to provide a progressive incentive, options become exercisable, subject to the achievement of the performance conditions, over four years.

Under the Long-Term Incentive Plan, each year Executive Directors can receive an award of up to a maximum of 50 per cent. of basic salary, subject to satisfaction of demanding corporate performance over the three years from the date of award. After three years from the date of award, provided Marconi plc's TSR is in the top 50 of the FTSE 100 index, participants may be granted a nil cost option to acquire Marconi plc Shares. To the extent that the awards vest, the nil cost options will normally be exercisable in three tranches, one third immediately upon vesting, one third on the first anniversary and one third on the second anniversary of the date of grant. On 30 November 1999, the then Executive Directors participated in the plan for the first time; their nil cost options under the plan were to vest in two annual tranches from July 2002; the shorter performance period and the accelerated vesting of the tranches reflected the fact that the grant of these awards was delayed by reason of the transaction with British Aerospace plc (now known as BAE SYSTEMS plc). The employment of those Executive Directors was subsequently terminated and no options were granted. Current Executive Directors first received awards in April 1998 and details of their conditional awards are contained in the table below.

The conditional awards of notional shares made to Executive Directors are as follows:

                                     Notional               Notional      Options     Award    Notional      Award       Notional
                                    shares at   Notional   shares at      granted    lapses   shares at     lapses      shares at
                                     31 March     shares    31 March *    18 June   18 June    31 March    30 June   30 September
                                         2000    awarded        2001         2001      2001        2002       2002           2002
                                       Number     Number      Number       Number    Number      Number     Number         Number
                                    ---------   --------   ---------      -------   -------   ---------   --------   ------------
Lord Simpson(1)                       42,170      47,740     89,910           n/a       n/a        n/a         n/a            n/a
J C Mayo(1)                           32,439      36,723     69,162           n/a       n/a        n/a         n/a            n/a
R I Meakin(1)                         17,841      20,197     38,038           n/a       n/a        n/a         n/a            n/a
M J Donovan                           55,390      24,718     80,108         6,036    16,153     57,919      33,201         24,718
M W J Parton                          72,208      26,483     98,691        28,405     8,389     61,897      35,414         26,483
S Hare(2)                                n/a         n/a     49,884        17,394        --     32,490      16,600         15,890
                                    ========    ========   ========       =======   =======   ========    ========   ============

---------------

* or at date of appointment

NOTES

(1) The employment of Lord Simpson, J C Mayo and R I Meakin terminated prior to any awards maturing and no options were granted under this plan.

(2) At the date of his appointment on 10 April 2001, S Hare held a conditional award of 49,884 shares.

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

(D)    DIRECTORS' INTERESTS

The Marconi plc Group has previously operated a personal shareholding policy in order to assist in further aligning the interests of executives and shareholders. The policy requires Executive Directors to build up, over a period of time, a target shareholding of Marconi plc Shares with a market value equal to three times annual basic salary. The policy was not applied to the November 2001 option grant as it was not considered to be practical to do so, given Marconi plc's share price.

The Directors' interests as defined by the Companies Act (which include trustee holdings and family interests including holdings of minor children) in shares of Marconi plc and its subsidiaries are as follows:

(a)    Ordinary shares

                                                      As at        As at        As at          As at
                                                   31 March     31 March     31 March   30 September
                                                       2000         2001         2002           2002
                                                 Beneficial   Beneficial   Beneficial     Beneficial
                                                 ----------   ----------   ----------   ------------
Sir William Castell                                  10,000       10,000       10,000         10,000
The Rt Hon The Baroness Dunn                         10,000       10,000       10,000            n/a
M J Donovan                                          23,232       67,601      169,670        169,670
Sir Roger Hurn                                       11,450       31,450          n/a            n/a
J C Mayo                                            164,340      164,343          n/a            n/a
R I Meakin                                           11,050       20,303          n/a            n/a
M W J Parton                                         28,776       28,860      128,122        128,122
Sir Alan Rudge                                       10,000       10,000       20,000         20,000
Hon Raymond G H Seitz                                11,027       11,095       11,099         11,099
Lord Simpson                                        106,606      133,606          n/a            n/a
N J Stapleton                                        13,752       13,572       21,572         21,572
D C Bonham                                              n/a          n/a      156,000        156,000
S Hare                                                  n/a          n/a       30,121         30,121
A L Thomas                                              n/a          n/a          n/a             --
                                                 ==========   ==========   ==========   ============

---------------
NOTES

(1) None of the Directors held any non-beneficial interests in the shares of GEC or Marconi plc during the periods above.

(2) On the date of incorporation of Marconi plc, 17 September 1999, and on 4 October 1999, the date on which certain of the Directors were appointed, none of the Directors at that time held any interests in the share capital of Marconi plc.

(3) On 10 April 2001, D C Bonham and S Hare were appointed to the Marconi plc Board. On 6 July 2001, J C Mayo resigned from the Marconi plc Board. On
    4 September 2001, Sir Roger Hurn and Lord Simpson resigned from the Marconi plc Board. On 1 March 2002, R I Meakin resigned from the Marconi plc Board.

    On 11 April 2002, The Rt Hon The Baroness Dunn resigned from the Marconi plc Board. A L Thomas was appointed to the Marconi plc Board on 20 May 2002, and he resigned on 14 March 2003. On 8 October 2002, Sir William Castell and N J Stapleton resigned from the Marconi plc Board.

    On 14 November 2002, S Hare resigned from the Marconi plc Board and C C Holden was appointed to the Marconi plc Board and the Company Board. On 16 December 2002, Sir Alan Rudge and Hon Raymond G H Seitz resigned from the Marconi plc Board and M K Atkinson, J F Devaney and W K Koepf were appointed to the Marconi plc Board and the Company Board.

(4) There have been no other changes in the interests of Directors between 30 September 2002 and 27 March 2003.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

(b)    Options

DIRECTORS' OPTIONS FOR THE YEAR ENDED 31 MARCH 2000

In accordance with the terms of the reconstruction of GEC, Marconi plc Shares were issued, credited as fully paid to the former shareholders of GEC ordinary shares of 5 pence each on the register at the close of business on 26 November 1999, on the basis of one ordinary share of 5 pence each in Marconi plc for one ordinary share of 5 pence each in GEC.

The following table shows the interests of Directors in options over ordinary shares of 5 pence each in GEC under the GEC share plans for the period 1 April 1999 to 28 November 1999, and, subsequently, over Marconi plc Shares under the Marconi 1999 Stock Option Plan, the Marconi UK Sharesave Plan and the Marconi Launch Share Plan for the period 29 November 1999 to 31 March 2000.

                                                      At 29 November
                              At 1 April 1999              1999
                                    and            (or subsequently on     Granted during the
                              28 November 1999         appointment)              period            At 31 March 2000
                            --------------------   --------------------   --------------------   --------------------
                                         Average                Average                                       Average
                                        exercise               exercise               Exercise               exercise
                                           price                  price                  price                  price
                                  No.      pence         No.      pence         No.      pence         No.      pence
                            ---------   --------   ---------   --------   ---------   --------   ---------   --------
M J Donovan                        --        --      267,271        337          --         --     267,271        337
                                   --        --      335,681        844*         --         --     335,681        844*
J C Mayo                    1,167,960       423    1,442,791        342       1,000       0.00   1,443,791        342
                                   --        --           --         --   1,442,791      801.5*  1,442,791      801.5*
R I Meakin                    258,255       423      319,024        343       1,000       0.00     321,319        343
                                   --        --           --         --       1,295      747.5
                                   --        --           --         --     319,024      801.5*    530,976        853*
                                   --        --           --         --     211,952      931.5*         --         --
M W J Parton                       --        --      693,857        388          --         --     693,857        388
                                   --        --      684,360      801.5*         --         --     684,360      801.5*
Lord Simpson                       --        --    1,405,864        311       1,295      747.5   1,408,159        311
                                   --        --           --         --       1,000       0.00          --         --
                                   --        --           --         --   1,543,408      801.5*  1,543,408      801.5*
                            =========   =======    =========    =======   =========   ========   =========    =======


                                Exercisable
                            -------------------

                                From         To
                            --------   --------
M J Donovan                 Nov 1999   Nov 2009
                            Nov 2002   Dec 2009
J C Mayo                    Dec 2000   Nov 2009
                            Nov 2002   Nov 2009
R I Meakin                  Dec 2000   Nov 2009
                            Nov 2002   Jan 2010
                                  --         --
M W J Parton                Nov 1999   Nov 2009
                            Nov 2002   Nov 2009
Lord Simpson                Dec 2000   Nov 2009
                                  --         --
                            Nov 2002   Nov 2009
                            ========   ========

---------------

*   Exercise price exceeds market price as at 31 March 2000.

NOTES

(1) The mid-market price of a Marconi plc Share as at 31 March 2000 was 749 pence with a range for the period 30 November 1999 (the first day of dealing in Marconi plc's Shares) to 31 March 2000 of 749 pence to 1,095.5 pence.

(2) The Executive Directors, along with those employees remaining in the Marconi plc Group, were given the opportunity to exchange their GEC options for Marconi plc options on a value-for-value basis and all of the Executive Directors elected to exchange their options. The exchange of options was effected on 29 November 1999.

(3) The terms of Lord Simpson's service contract with GEC made certain provisions for awards of shares to be made to him under the rules of the GEC Employee Share Plan and the grant of a notional option. Upon the reconstruction of GEC, the service contracts of the Executive Directors were reviewed and the Remuneration Committee decided, taking account of the restriction with regard to Lord Simpson's notional option, to more closely align his incentive arrangements with those of the other Executive Directors. In exchange for the GEC share award and notional option held by Lord Simpson each over 625,000 GEC shares at L3.84 per share, Lord Simpson received, subject to a limitation agreed by the Remuneration Committee in respect of the notional option, options over Marconi plc Shares, details of which are set out in the table above.

(4) Although the options granted by GEC became exercisable immediately prior to the listing of Marconi plc, no options were exercised by any of the Directors. J C Mayo, R I Meakin and Lord Simpson each undertook not to exercise their options within a period of one year from the date of listing. Accordingly, no options were exercised during the period and no gains made. A summary and full details of Directors' shareholdings and options are contained in the Marconi plc's register of Directors' interests.

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

DIRECTORS' OPTIONS FOR THE YEAR ENDED 31 MARCH 2001

                                                                   Granted during
                                            At 1 April 2000           the year          At 31 March 2001         Exercisable
                                          --------------------   ------------------   --------------------   --------------------
                                                       Average                                     Average
                                                      exercise             Exercise               exercise
                                                         price                price                  price
                                                No.      pence       No.      pence         No.      pence       From          To
                                          ---------   --------   -------   --------   ---------   --------   --------   ---------
M J Donovan                                 267,271        337        --         --     267,271        337   Nov 1999    Nov 2009
                                            335,681        844*  198,048        787*    533,729        823*  Nov 2002    Dec 2010
J C Mayo                                  1,147,303        331        --         --   1,147,303        331   Dec 2000    Nov 2009
                                          1,739,279        730*  104,828        787*  1,844,107        733*      July    Dec 2010
                                                                                                                 2001
R I Meakin                                  253,185        330        --         --     253,185        330   Dec 2000    Nov 2009
                                            599,110        801*   57,274        787*    656,384        800*      July    Dec 2010
                                                                                                                 2001
M W J Parton                                341,321        328        --         --     341,321        328   Nov 1999    Nov 2009
                                          1,036,896        680*   79,374        777*  1,116,270        687*  Nov 1999    Dec 2010
Lord Simpson                              1,406,864        311        --         --   1,406,864        311   Dec 2000   Sept 2003
                                          1,544,703      801.5*       --         --   1,544,703      801.5*  Nov 2002    Nov 2009
                                          =========   ========   =======   ========   =========   ========   ========   =========

---------------

*   Exercise price exceeds market price as at 31 March 2001.

NOTES

(1) No options were exercised during the year to 31 March 2001.

(2) The mid-market price of a Marconi plc Share as at 31 March 2001 was 340 pence with a range during the year of 340 pence to 1,250 pence.

(3) The options set out above relate to those granted under the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the Marconi and GEC Phantom Option Schemes, the GEC Employee 1992
    Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

(4) The information provided above is a summary and full details of Directors' shareholdings and options are contained in the Marconi plc's register of Directors' interests.

DIRECTORS' OPTIONS FOR THE YEAR ENDED 31 MARCH 2002

                                                                       Exercised        Lapsed
                                                 Granted during       during the      during the
                         At 1 April 2001            the year             year            year          At 31 March 2002
                       --------------------   --------------------   -------------   -------------   --------------------
                                    Average                                                                       Average
                                   exercise               Exercise                                               exercise
                                      price                  price                                                  price
                             No.      pence         No.      pence     No.   Pence     No.   Pence         No.      pence
                       ---------   --------   ---------   --------   -----   -----   -----   -----   ---------   --------
M J Donovan                1,000       Nil        6,036        Nil     737     Nil      --      --       6,299       Nil
                         800,000       662    2,500,000         35      --      --      --      --   3,300,000       187
S Hare                     1,000       Nil       17,394        Nil   5,798     Nil      --      --      12,596       Nil
                         484,034       586    2,000,000         35      --      --      --      --   2,484,034       142
M W J Parton               1,000       Nil       28,405        Nil      --      --      --      --      29,405       Nil
                       1,456,591       603    3,000,000         35   8,497     203   3,136     538   4,444,958       221
                       =========   =======    =========   ========   =====   =====   =====   =====   =========   =======


                           Exercisable
                       --------------------

                            From         To
                       ---------   --------
M J Donovan            June 2001   Nov 2009
                        Nov 1999   Dec 2010
S Hare                 June 2001   Nov 2009
                        Feb 1997   Nov 2010
M W J Parton           June 2001   Nov 2009
                        Nov 1999   Dec 2010
                       =========   ========

---------------

NOTES

(1) All options have exercise prices that exceed the market price of a Marconi plc Share as at 28 March 2002, other than nil cost options granted under the Marconi Launch Share Plan (1,000 shares at nil cost) and the Marconi Long-Term Incentive Plan.

(2) S Hare was appointed a Director of Marconi plc on 10 April 2001 and his options are shown at that date.

(3) Gains totalling L1,747 were made by M J Donovan in the exercise of share options during the period 1 April 2001 to 31 March 2002. Gains totalling L6,436 were made by S Hare in the exercise of share options during the period 10 April 2001 to 31 March 2002. Gains totalling L11,811 were made by M W J Parton in the exercise of share options during the period 1 April 2001 to 31 March 2002.

(4) The mid-market price of a Marconi plc Share as at 28 March 2002 was 6.96 pence with a range during the year of 6.25 pence to 424 pence.

(5) The options set out above relate to those granted under the GEC Manager's 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the Marconi and GEC Phantom Option Schemes, the Marconi Launch Share Plan, the Marconi Long-Term Incentive Plan, the GEC Employee 1992 Savings-Related Share Option Scheme and the Marconi UK Sharesave Plan.

(6) The information provided above is a summary and full details of Directors' shareholdings and options are contained in Marconi plc's register of Directors' interests.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

DIRECTORS' OPTIONS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

                                                 Granted        Exercised       Lapsed
                                                  during         during         during                At
                         At 1 April 2002         the year       the year       the year       30 September 2002
                       --------------------   --------------   -----------   -------------   --------------------
                                    Average                                                               Average
                                   exercise         Exercise                                             exercise
                                      price            price                                                price
                             No.      pence   No.      pence   No.   Pence     No.   Pence         No.      pence
                       ---------   --------   ---   --------   ---   -----   -----   -----   ---------   --------
M J Donovan                6,299       Nil     --         --    --      --      --      --       6,299       Nil
                       3,300,000       187     --         --    --      --      --      --   3,300,000       187
S Hare                    12,596       Nil     --         --    --      --      --      --      12,596       Nil
                       2,484,034       142     --         --    --      --   1,036   747.5   2,482,998       142
M W J Parton              29,405       Nil     --         --    --      --      --      --      29,405       Nil
                       4,444,958       221     --         --    --      --      --      --   4,444,958       221
                       =========   =======    ===   ========   ===   =====   =====   =====   =========   =======


                           Exercisable
                       --------------------

                            From         To
                       ---------   --------
M J Donovan            June 2001   Nov 2009
                        Nov 1999   Dec 2010
S Hare                 June 2001   Nov 2009
                        Feb 1997   Nov 2010
M W J Parton           June 2001   Nov 2009
                        Nov 1999   Dec 2010
                       =========   ========

---------------

NOTES

(1) The options set out above relate to those granted under the GEC Manager's 1984 Share Option Scheme, the GEC 1997 Executive Share Option Scheme, the Marconi 1999 Stock Option Plan, the GEC Phantom Option Schemes, the Marconi Long-Term Incentive Plan, the GEC Employee 1992 Savings-Related Share Option Scheme, the Marconi Launch Share Plan and the Marconi UK Sharesave Plan.

(2) The mid-market price of a Marconi plc Share as at 30 September 2002 was 1.45 pence with a range during the period of 1.27 pence to 12.55 pence.

(3) All options have exercise prices that exceed the market price of a Marconi plc Share as at 30 September 2002, other than nil cost options granted under the Marconi Launch Share Plan (1,000 shares at nil cost) and the Marconi Long-Term Incentive Plan.

(E)    RETIREMENT BENEFITS

All Executive Directors are members of (or are entitled to be members of) the Group's approved pension scheme, the GEC 1972 Plan (the "UK Plan"). Members contribute at the rate of 3 per cent. of salary subject to limits imposed by the Inland Revenue. Marconi plc contributions made during the six months ended 30 September 2002 amounted to 14.2 per cent. of salary, similarly restricted (year ended 31 March 2002 6.6 per cent., 2001 6.6 per cent., 2000 6.6 per cent.). The increase in contributions resulted from an interim actuarial valuation of the UK Plan, which was undertaken as at 30 September 2001, following the sale of part of the business of the Group. The results of this valuation revealed that there was a deficit in the UK Plan at that time of L137 million and, on the advice of the actuary, the rate of employers' contributions was increased.

Funded unapproved retirement benefit schemes ("FURBS") have been established for two of the current Directors -- M J Donovan and M W J Parton. In the case of M W J Parton, gross contributions to the FURBS are paid at the rate of 35 per cent. of basic salary, with 21 per cent. being paid into the FURBS and the remaining 14 per cent. direct to M W J Parton. The accumulated balance in the FURBS, including investment returns, is payable to M W J Parton on retirement. M J Donovan's FURBS is funded on a defined benefit basis, with projected benefits (including under other plans) of two-thirds of his final pensionable salary. The pension will be made up from M J Donovan's benefits under the UK Plan, the FURBS, two BAE pension plans and any other retained benefits he may have. The current contribution rate (to be reviewed in May 2003) is 39 per cent. of his base salary (although while M J Donovan is posted to the US, the rate is 46 per cent., owing to local tax legislation). FURBS contributions for M J Donovan are paid into the FURBS and to M J Donovan himself in the ratio of 60:40 (or as necessary under US tax law). This is because the contributions are taxable benefits, so the payment to M J Donovan is to offset the higher income tax charge for which he is liable. The FURBS documents oblige Marconi Corporation to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service of four times basic salary and a widow's pension of four-ninths of final pensionable salary. An additional contribution of L240,000 was paid into M J Donovan's FURBS in 2002 to make good a deficit shown by its last actuarial valuation. The normal retirement age is 62 for Executive Directors. If M J Donovan retires on or after his fifty-fifth birthday, there will be no actuarial reduction in the value of his benefits. In the event of cessation of employment before normal retirement age, or at retirement age, each of the Directors is entitled to the amount held in the FURBS established for him.

FURBS were also established for former Directors -- Lord Simpson, R J Meakin and J C Mayo. In the case of Lord Simpson, the final contribution to his FURBS was made in October 2001 and no further contributions are

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

due from Marconi plc. In the case of R J Meakin, a final contribution was paid by Marconi plc on 14 January 2003. In the case of J C Mayo, contributions to fully fund his FURBS were paid on 5 July 2002. There is an ongoing obligation to review the funding level each year for the FURBS for current employees, which may result in additional contributions being required by Marconi plc.

The Remuneration Committee has reviewed the cost of FURBS arrangements for the Executive Directors and has decided that it is not appropriate to Marconi plc's changed circumstances. Consequently, Marconi plc has sought to change the basis of the FURBS it provides for the current Executive Directors. With effect from 1 April 2002, the FURBS for M W J Parton was changed to a defined contribution basis as described below.

For the six months ended 30 September 2002 the only current director who has a defined benefit FURBS was M J Donovan. His FURBS is disclosed in accordance with the Actuarial Guidance Note GN11. This is consistent with the treatment of benefits accrued under the UK Plan.

In accordance with the requirements of the Listing Rules, the disclosures required for each period are set out below. The figures for pensions shown below are the contributions paid by the Group in respect of each Director.

In addition to this disclosure, the Directors' remuneration table above also discloses within pension contributions, the contributions paid by Marconi plc in respect of these FURBS arrangements and all other pension arrangements including the UK Plan.

The pension benefits earned by the Directors of Marconi plc under the UK Plan are:

AS AT 31 MARCH 2000

                                                                     Cost of pension     Accumulated
                                                                    benefits accrued   total accrued
                                   Length of         Increase in   during the period   pension as at
                                 pensionable     accrued pension     net of member's        31 March
                                     service   during the period       contributions            2000
Name of Director                       years                L000                L000            L000
----------------                 -----------   -----------------   -----------------   -------------
M J Donovan                                1                   1                   2               2
J C Mayo                                   2                   1                   2               4
R I Meakin                                 3                   1                  11               5
M W J Parton                               9                   1                   1              14
Lord Simpson                               3                   1                  10               5
                                 ===========   =================   =================   =============

AS AT 31 MARCH 2001

                                                                     Cost of pension     Accumulated
                                                                    benefits accrued   total accrued
                                   Length of         Increase in   during the period      pension at
                                 pensionable     accrued pension     net of member's        31 March
                                     service   during the period       contributions            2001
Name of Director                       years                L000                L000            L000
----------------                 -----------   -----------------   -----------------   -------------
M J Donovan                                2                   2                   5               4
J C Mayo                                   3                   1                   1               5
R I Meakin                                 4                   1                   9               7
M W J Parton                              10                   1                   1              15
Lord Simpson                               4                   1                   7               7
                                 ===========   =================   =================   =============

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

AS AT 31 MARCH 2002

                                                                     Cost of pension     Accumulated
                                                                    benefits accrued   total accrued
                                   Length of         Increase in   during the period      pension at
                                 pensionable     accrued pension     net of member's        31 March
                                     service   during the period       contributions            2002
Name of Director                       years                L000                L000            L000
----------------                 -----------   -----------------   -----------------   -------------
M J Donovan                                3                   2                   2               6
S Hare                                    13                  18                 100              67
J C Mayo*                                  3                   7                  58              12
R I Meakin*                                5                   2                  11               9
M W J Parton                              11                   3                  11              24
Lord Simpson*                              4                   1                   8               8
                                 ===========   =================   =================   =============

---------------

* at the date of cessation of employment

AS AT 30 SEPTEMBER 2002

                                                                     Cost of pension      Accumulated
                                                                    benefits accrued    total accrued
                                   Length of         Increase in   during the period       pension at
                                 pensionable     accrued pension     net of member's     30 September
                                     service   during the period       contributions             2002
Name of Director                       years                L000                L000             L000
----------------                 -----------   -----------------   -----------------   --------------
M J Donovan                                4                   1                  --                6
S Hare                                    13                   2                   7               71
M W J Parton                              11                   1                   2               25
                                 ===========   =================   =================   ==============

---------------
NOTES

(1) The pension entitlement shown is that which would be paid annually at the normal retirement age based on service to the end of the period.

(2) The increase in accrued pension during the period excludes any increase for inflation.

(3) The cost of pension benefits accrued during the period net of member's contributions has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The cost of pension benefits accrued during the period net of member's contributions is a measure of the capital cost of providing future pension payments and accordingly is a liability of the Group's pension arrangements and not a sum paid or due to the Directors of Marconi plc.

(4) The ability of Marconi plc to satisfy pension obligations for Directors subject to the earnings cap from Marconi plc's approved pension scheme, rather than unapproved schemes, is influenced by benefits payable from other approved pension schemes from their previous employment. In respect of M W J Parton, benefits accrued under approved plans from previous employment were lower than anticipated prior to the period ended 31 March 2002. Consequently, a higher portion of his accrued pension benefit can be paid from the UK Plan, as opposed to FURBS arrangements and his accrued pension under the UK Plan is increased in the period ended 31 March 2002 and, as a result his entitlement under the FURBS arrangements for that period is reduced by a corresponding amount. With effect from 1 April 2002, M W J Parton's FURBS entitlements are provided on a defined contribution basis, with benefits accrued under approved plans payable in addition.

(5) Members of the UK Plan have the option to make additional voluntary contributions; neither any additional voluntary contributions nor the resulting benefits are included in the above table.

(6) In the event of death in service, a lump sum of four times pensionable salary, plus additional benefits for a surviving spouse and/or children, inclusive of any death benefits arising from the UK Plan, will be held in trust for the benefit of the dependents of serving Directors who are members of the UK Plan.

In previous periods, the contributions made to the Directors' FURBS have been disclosed on a defined contribution basis. For the six months ended 30 September 2002 and the year ended 31 March 2002, owing to certain guarantees from Marconi plc which underpin the Directors' pension entitlements, the Directors believe that it is more appropriate to disclose certain of the FURBS arrangements as a defined benefit basis in accordance

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

with Actuarial Guidance Note GN11. This is consistent with the treatment of benefits accrued under the UK Plan. Comparative disclosures have not been provided for earlier periods, as it is not practical to do so.

The pension benefits earned by the Directors of Marconi plc under the FURBS arrangements are:

AS AT 31 MARCH 2002

                                                                         Cost of pension     Accumulated
                                                                        benefits accrued   total accrued
                                       Length of         Increase in   during the period      pension at
                                     pensionable     accrued pension     net of member's        31 March
                                         service   during the period       contributions            2002
Name of Director                           years                L000                L000            L000
----------------                   -------------   -----------------   -----------------   -------------
M J Donovan                                    3                  10                  54             68
J C Mayo*                                      3                  25                 107            159
R I Meakin*                                    5                   7                  66            102
M W J Parton                                  11                  12                  58             52
                                   =============   =================   =================   ============

---------------

* at the date of cessation of employment.

AS AT 30 SEPTEMBER 2002

                                                                         Cost of pension     Accumulated
                                                                        benefits accrued   total accrued
                                       Length of         Increase in   during the period      pension at
                                     pensionable     accrued pension     net of member's    30 September
                                         service   during the period       contributions            2002
Name of Director                           years                L000                L000            L000
----------------                   -------------   -----------------   -----------------   -------------
M J Donovan                                    4                   4                  16             68
                                   =============   =================   =================   ============

The following payments have been made to the Trustee of the FURBS:

                                                                                    Six months
                                                           Year ended 31 March           ended
                                                           --------------------   30 September
                                                           2000    2001    2002           2002
Name of Director                                           L000    L000    L000           L000
----------------                                           ----    ----    ----   ------------
M J Donovan                                                  53      63      64            288
J C Mayo                                                    222     374     633            257
R I Meakin                                                  205     290     290            290
M W J Parton                                                 99     147     147             55
Lord Simpson                                                308     395     212             --
                                                           ====    ====    ====   ============

---------------
NOTES

(1) The pension entitlement shown above is that which would be paid annually at normal retirement age based on service to the end of the period.

(2) The increase in accrued pension during the period excludes any increase for inflation.

(3) M J Donovan and M W J Parton became Directors during the year ended 31 March 2000. Contributions of L13,212 and L35,625 were paid into their FURBS respectively, in respect of the period during the year ended 31 March 2000 in which they were Directors of the Group. No entry is shown for Lord Simpson in the pension benefits tables above as, in his case, his defined contribution entitlement due under the FURBS was completed in the year ended 31 March 2002 by the payment of L212,000 to the trustees of the FURBS. Lord Simpson resigned as a Director of Marconi plc on 4 September 2001. J C Mayo resigned as a Director of Marconi plc on 6 July 2001 and a payment of L257,000 was paid to his FURBS in respect of pensionable service for the period to 5 July 2002. R I Meakin resigned as a Director of Marconi plc on 1 March 2002. A contribution of L568,000 became due immediately. L290,000 was paid to his FURBS in the period up to 30 September 2002 and a final contribution of L278,000 was paid by Marconi plc on 14 January 2003. A further non-pensionable allowance of L185,000 was paid directly to R I Meakin in final settlement of his FURBS entitlements.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

(4) The contributions are determined each period based on actuarial advice to be sufficient to meet the obligations. Periodically the contributions are reviewed by the actuary. An actuarial valuation of M J Donovan's FURBS, disclosed a deficit of L240,000. A contribution of L240,000 was therefore paid by Marconi plc into the FURBS in addition to regular contributions with a further non-pensionable allowance of L228,284 being paid directly to M J Donovan. The accumulated accrued pension shown for M J Donovan for the period to 31 March 2002 was based on information available to the actuary at the date of the calculation. Subsequently more up-to-date information was acquired relating to benefits payable to M J Donovan from previous employments. The effect of allowing for the revised figures would be to show a lower accumulated accrued pension at 31 March 2002 of L64,000. In calculating the disclosure at 30 September 2002 the actuary has taken into account the additional information.

(5) With effect from 1 April 2002, M W J Parton's FURBS was amended from a defined benefit FURBS to a defined contribution FURBS. As part of this process, Marconi plc agreed to pay contributions in accordance with the following table to meet a deficit on the now discontinued defined benefit basis in addition to the normal contributions. In the event that M W J Parton's employment is terminated, any payments which have not been made on or before the date of termination will become due immediately:

                                                                         FURBS   Non-pensionable
                                                                  contribution         allowance
    On or before                                                          L000              L000
    ------------                                                  ------------   ---------------
    15 April 2003                                                           88                59
    15 July 2003                                                            88                59
    15 October 2003                                                         88                59
    15 January 2004                                                         88                59
                                                                  ============   ===============

12.    EMPLOYEES

(A)    AVERAGE MONTHLY NUMBER OF EMPLOYEES BY SECTOR

                                                                                    Six months
                                                         Year ended 31 March             ended
                                                       ------------------------   30 September
                                                         2000     2001     2002           2002
                                                       Number   Number   Number         Number
                                                        (000)    (000)    (000)          (000)
                                                       ------   ------   ------   ------------
Networks equipment                                         20       24       19             13
Networks services                                           5        9        8              6
Other                                                       1        1       --             --
                                                       ------   ------   ------   ------------
                                                           26       34       27             19
Capital                                                     8        3        3              3
                                                       ------   ------   ------   ------------
Continuing operations                                      34       37       30             22
Discontinued operations                                    15       15       15              3
                                                       ------   ------   ------   ------------
Group employees                                            49       52       45             25
Share of joint venture employees                            4        4        3             --
                                                       ------   ------   ------   ------------
Group and share of joint venture employees                 53       56       48             25
                                                       ======   ======   ======   ============

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

(B)    STAFF COSTS

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Wages and salaries                                      1,206       1,423       1,295            370
Social security costs                                     132         164         156             50
  Amounts charged to operating expenses                    56          77          67             24
  Amounts credited to non-operating exceptional
     items                                                 --          --          --            (66)
  Amounts included in net finance income (note 26)        (36)        (44)        (40)             3
  Amounts recognised in the Statement of Total
     Recognised Gains and Losses (note 26)               (155)         73         351            373
Other pension costs                                      (135)        106         378            334
                                                    ---------   ---------   ---------   ------------
                                                        1,203       1,693       1,829            754
                                                    =========   =========   =========   ============
United Kingdom                                            430         584         942            487
The Americas                                              468         637         483            127
Rest of Europe                                            233         397         357            126
Africa, Asia and Australasia                               72          75          47             14
                                                    ---------   ---------   ---------   ------------
                                                        1,203       1,693       1,829            754
                                                    =========   =========   =========   ============

Included within the staff costs for the six months ended 30 September 2002 are Lnil (year ended 31 March 2002 L11 million, 2001 L16 million, 2000 L10 million) of expenses related to ongoing remuneration costs regarding share option schemes.

13.    GOODWILL

                                                                   At 31 March                  At
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
  COST
  At beginning of period                                          5,573       7,313          6,812
  Acquisitions (note 25)                                          1,274          39             --
  Adjustments in respect of prior period acquisitions (note
     25)                                                             --         (49)            (9)
  Disposals (note 25)                                               (15)       (505)          (323)
  Exchange rate adjustments                                         481          14           (405)
                                                              ---------   ---------   ------------
  AT END OF PERIOD                                                7,313       6,812          6,075
                                                              ---------   ---------   ------------
  AMORTISATION
  At beginning of period                                         (1,176)     (1,918)        (5,935)
  Charged to profit and loss account                               (671)       (431)           (54)
  Impairment                                                         --      (3,677)            --
  Disposals (note 25)                                                 8         142            202
  Exchange rate adjustments                                         (79)        (51)           384
                                                              ---------   ---------   ------------
  AT END OF PERIOD                                               (1,918)     (5,935)        (5,403)
                                                              ---------   ---------   ------------
  NET BOOK VALUE                                                  5,395         877            672
                                                              =========   =========   ============

In the year to 31 March 2002 a review of the Group's fixed assets, including goodwill, resulted in an impairment charge of L3,677 million. Following the continued difficult market conditions, the Directors announced expectations of a delay in market recovery beyond the end of 2003, significant changes to the Group forecasts

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

have been made, and a further review has been undertaken at 30 September 2002. The average discount rate applied to the future cash flows is 15 per cent. and is based upon a weighted average cost of capital percentage.

The results of the review indicated that no further impairment charge in respect of goodwill was necessary for the 6 months to 30 September 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, the Directors acknowledge that they are likely to have to continue to review their assumptions against future performance.

14.    TANGIBLE FIXED ASSETS

                                                                        Fixtures,    Payments on
                                     Leasehold property                 fittings,    account and
                         Freehold   ---------------------   Plant and   tools and   assets under
                         property        long       short   machinery   equipment   construction       Total
                        L million   L million   L million   L million   L million      L million   L million
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
COST
At 1 April 2000               203          19          37         570         557            91        1,477
Exchange rate
  adjustment                   15           1           5          38          21             7           87
Additions                      50          --           3         172         192           168          585
Businesses acquired
  (note 25)                     1          --           4          16           3            --           24
Completed construction         40          --          --           4          24           (68)          --
Disposals                     (13)         --          (1)        (28)        (61)           --         (103)
Businesses disposed
  (note 25)                   (12)         --          --         (35)        (27)           (1)         (75)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2001              284          20          48         737         709           197        1,995
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   (3)         --          (1)        (10)         (4)           (1)         (19)
Reclassification               14          (4)        (21)        (40)         51            --           --
Additions                      13           1           2         128          84           124          352
Businesses acquired
  (note 25)                     1          --          --           1           1            --            3
Completed construction          1          --          --          26          19           (46)          --
Disposals                     (63)         (3)         (2)        (65)       (106)           --         (239)
Businesses disposed
  (note 25)                   (87)         (3)        (19)       (257)       (158)         (234)        (758)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2002              160          11           7         520         596            40        1,334
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   (6)         --          --         (22)         (8)           (1)         (37)
Additions                       5          --           1          10           9             7           32
Completed construction          2          --          --           3          33           (38)          --
Disposals                      (7)         (2)         --          (5)        (13)           (4)         (31)
Businesses disposed
  (note 25)                   (26)         --          --        (133)        (73)           (4)        (236)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
AT 30 SEPTEMBER 2002          128           9           8         373         544            --        1,062

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PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                                                                        Fixtures,    Payments on
                                     Leasehold property                 fittings,    account and
                         Freehold   ---------------------   Plant and   tools and   assets under
                         property        long       short   machinery   equipment   construction       Total
                        L million   L million   L million   L million   L million      L million   L million
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
                        =========   =========   =========   =========   =========   ===========    =========

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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                                                                        Fixtures,    Payments on
                                     Leasehold property                 fittings,    account and
                         Freehold   ---------------------   Plant and   tools and   assets under
                         property        long       short   machinery   equipment   construction       Total
                        L million   L million   L million   L million   L million      L million   L million
                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
DEPRECIATION
At 1 April 2000                56           3           9         293         358            --          719
Exchange rate
  adjustment                    2          --           2          22          12            --           38
Charged to the profit
  and loss account             13          --           3          91         104            --          211
Impairment of fixed
  assets                       --          --          --          --          --            --           --
Disposals                      (5)         --          --         (17)        (41)           --          (63)
Businesses disposed            (4)         --          (1)        (24)        (23)           --          (52)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2001               62           3          13         365         410            --          853
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   (1)         --          --          (7)         (2)           --          (10)
Reclassification               10          (1)         (5)        (14)         10            --           --
Charged to the profit
  and loss account              6           1           5          96         137            --          245
Impairment of fixed
  assets                        1          --          --         116          37            --          154
Disposals                     (15)         --          --         (41)        (68)           --         (124)
Businesses disposed           (26)         (1)        (10)       (180)        (89)           --         (306)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
At 31 March 2002               37           2           3         335         435            --          812
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
Exchange rate
  adjustment                   --          --          --         (16)         (3)           --          (19)
Charged to the profit
  and loss account              4          --          --          34          41            --           79
Impairment of fixed
  assets                       10          --           2          15          22            --           49
Disposals                      (2)         --          --          (6)         --            --           (8)
Businesses disposed           (12)         --          --        (104)        (64)           --         (180)
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
AT 30 SEPTEMBER 2002           37           2           5         258         431            --          733
                        =========   =========   =========   =========   =========   ===========    =========
NET BOOK VALUES
At 31 March 2001              222          17          35         372         299           197        1,142
At 31 March 2002              123           9           4         185         161            40          522
                        ---------   ---------   ---------   ---------   ---------   -----------    ---------
AT 30 SEPTEMBER 2002           91           7           3         115         113            --          329
                        =========   =========   =========   =========   =========   ===========    =========

The net book value of tangible fixed assets includes an amount of Lnil (31 March 2002 L6 million, 2001 L4 million) in respect of assets held under finance leases, on which the depreciation charge for the six months ended 30 September 2002 was Lnil (year ended 31 March 2002 L2 million, 2001 L1 million, 2000 L1 million).

Some assets were reclassified during the year ended 31 March 2002 to reflect a more appropriate categorisation of items.

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15.    FIXED ASSET INVESTMENTS

JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS

                                        Joint ventures and associates                       Other investments
                       ----------------------------------------------------------------   ----------------------
                            Shares                     Share of
                         cost less       Goodwill          post
                           amounts      cost less   acquisition                             Cost or
                       written off   amortisation      reserves       Loans   Sub total   valuation   Provisions
                         L million      L million     L million   L million   L million   L million    L million
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
At 1 April 2000                146             20            34           1         201       1,427           (2)
Exchange rate
  adjustment                    --             --             3          --           3           6           --
Additions                       --             --            --          15          15         123           --
Disposals                      (69)            --           (22)         --         (91)       (619)          --
Profits less losses
  retained                      --             --             7          --           7          --           --
Goodwill amortisation           --             (2)           --          --          (2)         --           --
Deficit on valuation
  of listed
  investments                   --             --            --          --          --        (375)        (110)
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
At 31 March 2001                77             18            22          16         133         562         (112)
Additions                      302             72            --          --         374          80           --
Disposals and
  repayments                   (60)           (16)          (42)        (14)       (132)       (321)          --
Profits less losses
  retained                      --             --          (169)         --        (169)         --           --
Goodwill amortisation           --             (9)           --          --          (9)         --           --
Deficit on valuation
  of listed
  investments                   --             --            --          --          --          --         (156)
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
At 31 March 2002               319             65          (189)          2         197         321         (268)
Transfer from current
  asset investments             15             --            --          --          15          --           --
Disposals and
  impairments                   --            (27)           --          (2)        (29)         --          (25)
Profits less losses
  retained                      --             --           (73)         --         (73)         --           --
Goodwill amortisation           --             (6)           --          --          (6)         --           --
Deficit on valuation
  of listed
  investments                   --             --            --          --          --          --          (11)
                       -----------   ------------   -----------   ---------   ---------   ---------   ----------
AT 30 SEPTEMBER 2002           334             32          (262)         --         104         321         (304)
                       ===========   ============   ===========   =========   =========   =========   ==========

                          Other investments
                       -----------------------
                        Investment
                                in
                       Marconi plc
                            Shares   Sub total       Total
                         L million   L million   L million
                       -----------   ---------   ---------
At 1 April 2000                 --       1,425       1,626
Exchange rate
  adjustment                    --           6           9
Additions                        8         131         146
Disposals                       --        (619)       (710)
Profits less losses
  retained                      --          --           7
Goodwill amortisation           --          --          (2)
Deficit on valuation
  of listed
  investments                   --        (485)       (485)
                       -----------   ---------   ---------
At 31 March 2001                 8         458         591
Additions                       24         104         478
Disposals and
  repayments                   (32)       (353)       (485)
Profits less losses
  retained                      --          --        (169)
Goodwill amortisation           --          --          (9)
Deficit on valuation
  of listed
  investments                   --        (156)       (156)
                       -----------   ---------   ---------
At 31 March 2002                --          53         250
Transfer from current
  asset investments             --          --          15
Disposals and
  impairments                   --         (25)        (54)
Profits less losses
  retained                      --          --         (73)
Goodwill amortisation           --          --          (6)
Deficit on valuation
  of listed
  investments                   --         (11)        (11)
                       -----------   ---------   ---------
AT 30 SEPTEMBER 2002            --          17         121
                       ===========   =========   =========

JOINT VENTURES AND ASSOCIATES

Additions during the year ended 31 March 2002 consisted primarily of Easynet Group Plc (L235 million) and Ultramast Limited (L65 million).

Disposals during the year ended 31 March 2002 consisted primarily of General Domestic Appliances Holdings Limited (L88 million).

During the six months to 30 September 2002, goodwill on Easynet Group Plc was impaired by L27 million and an amortisation charge of L5 million was incurred.

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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

OTHER INVESTMENTS
Additions during the year ended 31 March 2001 consisted primarily of NetDecisions Holdings Limited (L49 million) and Arraycomm, Inc. (L28 million).

Disposals during the year ended 31 March 2001 consisted of part disposals of Alstom SA (L610 million) and Lagardere SCA (L9 million).

Disposals during the year ended 31 March 2002 consisted primarily of the remainder of Alstom SA (L236 million) and Lagardere SCA (L73 million).

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Alstom -- listed overseas                                       236           --              --
Other investments -- listed in the United Kingdom                20           19               8
Other investments -- listed overseas                             73           --              --
                                                          =========    =========    ============

The Group has not provided for tax which could arise if these investments were realised at the values stated. The Group estimates that the tax charge arising would be Lnil for the six months ended 30 September 2002 (year ended 31 March 2002 Lnil, 2001 L6 million.).

During the year ended 31 March 2000 the Group acquired a 27 per cent. stake in Atlantic Telecom Group plc. During the year ended 31 March 2001, Atlantic Telecom Group plc purchased First Telecom Group plc for L520 million through a new share issue. The effect of this transaction was to dilute the Group's stake to below 20 per cent. After careful review of the Group's involvement in Atlantic Telecom Group plc it did not believe that it exercised significant influence and, accordingly, treated the investment as a listed fixed asset investment from the date of acquisition.

After careful review of the Group's involvement in Alstom, the Group did not believe that it exercised significant influence. On 9 February 2001 the Group, in conjunction with Alcatel SA, carried out a placement of an equal number of Alstom shares. The effect of the placement was to further reduce the Group's shareholding in Alstom to below 10 per cent. from 24 per cent. Accordingly, Alstom has been treated as a listed fixed asset investment until disposal on 19 June 2001.

On 26 September 2001, the Group sold its remaining investment in Lagardere SCA.

On 1 February 2002, the Group acquired an approximate 9 per cent. shareholding in Bookham Technology plc.

The aggregate historical cost of the listed fixed asset investments was L49 million at 30 September 2002 (31 March 2002 L49 million, 2001 L165 million).

At 27 March 2003 the market value of the investments shown above was in aggregate L11 million.

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--------------------------------------------------------------------------------

ASSOCIATES AND JOINT VENTURES

As at 30 September 2002, the Group held the following investments in associates and joint ventures:

                                                    Proportion of         Number       Country of
Associated Company       Class of shares              shares held           held    incorporation
------------------       -----------------------    -------------    -----------    -------------
Ultramast Limited        Ordinary shares of 100             50.0%            500    Great Britain
                         pence
Easynet Group Plc        Ordinary shares of 4                         30,940,597    Great Britain
                         pence
                         Convertible non-voting                       48,553,661
                         ordinary shares of 4
                         pence
                         Equity share                       71.7%
                         Voting share                       49.6%
=======================  =======================    =============    ===========    =============

Easynet Group Plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results have been accounted for the six month period to 30 June 2002 for inclusion in the Group's results for the six months ended 30 September 2002 (from acquisition (26 July 2001) to 31 December 2001 for inclusion in the Group's results for the year ended 31 March 2002). Easynet is a network-based provider of broadband services and internet solutions.

Ultramast Limited builds and markets telecommunications masts for use by mobile and fixed wireless network operations.

INVESTMENT IN MARCONI PLC SHARES

Investment in Marconi plc Shares relates to shares held by the GEC Special Purpose Trust, the MET and the EST as described in more detail below.

On 22 May 2000, the rights of former employees of GEC to exercise options and receive a securities package from the GEC Special Purpose Trust (the "Trust"), a discretionary trust under which employees of the Group were potential beneficiaries, lapsed.

As at 31 March 2001, the assets of the Trust comprised 4,259,775 Marconi plc Shares, 1,832,588 BAE SYSTEMS plc shares and L582,839 of BAE SYSTEMS plc Capital Amortising Loan Stock ("CALS"). Dividends on shares held in the Trust have not been waived.

Investments in own shares at 31 March 2001 represented the cost of the Marconi plc Shares. Other investments include the BAE SYSTEMS plc shares and CALS. The market value of the Marconi plc Shares at 31 March 2001 was L14.5 million.

During the year ended 31 March 2002, the Group disposed of all the assets of the Trust, for an aggregate consideration of L7 million. The Trust has no remaining investments at 30 September 2002, and will be wound up during the financial year ending 31 March 2003.

The MET, a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 1 December 1999. The MET acquired shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 2,052,731 Marconi plc Shares at 30 September 2002 with a market value of Lnil, (at 31 March 2002 3,918,574 shares with a market value of L0.3 million, at 2001 nil shares). Dividends receivable by the MET from Marconi plc have been waived.

The EST, a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 19 January 1995. The EST acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,188,414 Marconi plc Shares at 30 September 2002 with a market value of Lnil at 30 September 2002 (1,188,414 Marconi plc shares at 31 March 2002, with a market value of L0.1 million, 193,319 at 2001 with a market value of L0.7 million). Dividends receivable by the EST from Marconi plc have not been waived.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The Trust, the MET and the EST have been consolidated. All operating expenses incurred are charged to the Group profit and loss account.

SUBSIDIARY UNDERTAKINGS

The Group's most significant operating subsidiaries at 30 September 2002 are:

Core businesses                                               Country of incorporation
---------------                                               ------------------------
Networks equipment and services
  Marconi Communications Limited                              Great Britain
  Marconi Communications S.p.A.                               Italy
  Marconi Communications Inc.                                 USA
  Marconi Communications GmbH                                 Germany
---------------------------------------------                 ------------------------
---------------------------------------------                 ------------------------

The above list of subsidiaries includes those businesses that had a material effect on the consolidated results in the period. All subsidiaries disclosed above are 100 per cent. owned by the Company or subsidiaries of the Company.

16.    STOCKS AND CONTRACTS IN PROGRESS

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Raw materials and bought out components                         637          203             104
Work in progress                                                477          241             119
  Payments on account                                            (4)          (3)             (3)
Long-term contract work in progress                              80           83              21
Finished goods                                                  531          196             115
                                                          ---------    ---------    ------------
                                                              1,721          720             356
                                                          =========    =========    ============

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PART IV -- FINANCIAL INFORMATION

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17.    DEBTORS

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Amounts falling due within one year
  Trade debtors                                               2,096          979             628
  Amounts recoverable on contracts                               37           --              --
  Amounts owed by Marconi plc                                    20          207              --
  Amounts owed by fellow subsidiaries of Marconi plc             32           --              --
  Amounts owed by joint ventures and associates                  28           26              35
  Other debtors                                                 146           96              91
  Prepayments and accrued income                                 79          102              49
                                                          ---------    ---------    ------------
                                                              2,438        1,410             803
                                                          ---------    ---------    ------------
Amounts falling due after more than one year
  Trade debtors                                                  20           16               3
  Amounts recoverable on contracts                                6           --              --
  Other debtors                                                  87           71              48
  Prepayments and accrued income                                 14            7               8
  Deferred taxation (notes 7(b), 21)                            170           --              --
                                                          ---------    ---------    ------------
                                                                297           94              59
                                                          ---------    ---------    ------------
                                                              2,735        1,504             862
                                                          =========    =========    ============

Amounts owed by joint ventures and associates relate to trading balances.

18.    CURRENT ASSET INVESTMENTS AND CASH AT BANK AND IN HAND

(A)    CURRENT ASSET INVESTMENTS

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Dated securities at market value
  Listed securities -- cost Lnil
  (31 March 2002 Lnil, 2001 L25 million)                         26           --              --
Unlisted investments                                             --           15              --
                                                          ---------    ---------    ------------
                                                                 26           15              --
                                                          =========    =========    ============

(B)    CASH AT BANK AND IN HAND

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Cash and bank deposits repayable on demand (note 28)            118        1,296             918
Other cash deposits                                             225           65             144
                                                          ---------    ---------    ------------
Cash at bank and in hand                                        343        1,361           1,062
                                                          =========    =========    ============

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

                                                PART IV -- FINANCIAL INFORMATION

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Included in the amounts above are restricted cash of:

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Secured                                                          22           19             775
Collateral against bonding facilities                            --           25              79
Held by captive insurance company                                25           17              18
Other                                                            --           --               8
                                                          ---------    ---------    ------------
Restricted cash                                                  47           61             880
Other                                                           296        1,300             182
                                                          ---------    ---------    ------------
Cash at bank and in hand                                        343        1,361           1,062
                                                          =========    =========    ============

Of the secured cash, L735 million (31 March 2002 Lnil, 2001 Lnil) relates to amounts held under an interim security by the Group's Syndicate Banks and Bondholders and also by the ESOP Derivative Banks granted on 13 September 2002. A further L25 million relates to cash deposited against ESOP Derivative Banks for the Strategic Communications business (31 March 2002 Lnil, 2001 Lnil) and L15 million (31 March 2002 L19 million, 2001 L22 million) relates to cash deposited against secured loans in Italy.

19.    CREDITORS

                                                              As at 31 March               As at
                                                          ----------------------    30 September
                                                               2001         2002            2002
                                                          L million    L million       L million
                                                          ---------    ---------    ------------
Amounts falling due within one year
  Bank loans and overdrafts
     Repayable on demand                                        342        2,351           2,145
     Other                                                    1,018           44              11
  Debenture loans                                                44           32              32
  Obligations under finance leases                                3            9               2
                                                          ---------    ---------    ------------
                                                              1,407        2,436           2,190
  Payments received in advance                                  185          101              72
  Trade creditors                                               963          512             284
  Amounts owed to Marconi plc                                   526          275             271
  Amounts owed to fellow subsidiaries of Marconi plc             --           13              24
  Amounts owed to joint ventures and associates                   9            9               9
  Current taxation                                              164          290             306
  Other taxation and social security                            107           15               5
  Other creditors                                               364          423             141
  Accruals and deferred income                                  626          282             309
                                                          ---------    ---------    ------------
                                                              4,351        4,356           3,611
                                                          =========    =========    ============

Amounts falling due after more than one year
  Bank loans and overdrafts                                      23           32              25
  Debenture loans                                                78           --              --
  Bonds                                                       2,165        2,147           2,059
  Obligations under finance leases                                4           --               7
                                                          ---------    ---------    ------------
                                                              2,270        2,179           2,091
  Payments received in advance                                   53           29              --
  Trade creditors                                                 1           --              --
  Other creditors                                               250           70              16
                                                          ---------    ---------    ------------
                                                              2,574        2,278           2,107
                                                          =========    =========    ============

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20.    BORROWINGS

                                                                 As at 31 March              As at
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Bank loans and overdrafts
  Secured                                                            --          31             17
  Unsecured                                                       1,383       2,396          2,164
Debenture loans
  Secured                                                            33          --             --
  Unsecured                                                          89          32             32
Bonds                                                             2,165       2,147          2,059
Obligations under finance leases                                      7           9              9
                                                              ---------   ---------   ------------
                                                                  3,677       4,615          4,281
Less amounts falling due within one year                         (1,407)     (2,436)        (2,190)
                                                              ---------   ---------   ------------
                                                                  2,270       2,179          2,091
                                                              =========   =========   ============
Analysis of repayments of long-term borrowings
  Bank loans
     Between one and two years                                       23           6              4
     Between two and five years                                      --          14             12
     In more than five years                                         --          12              9
  Debenture loans and bonds
     Between one and two years                                        8          --             --
     Between two and five years                                     356         302            312
     In more than five years                                      1,879       1,845          1,747
  Finance leases
     Between one and two years                                        2          --             --
     Between two and five years                                       2          --              1
     More than five years                                            --          --              6
                                                              ---------   ---------   ------------
                                                                  2,270       2,179          2,091
                                                              =========   =========   ============
Debenture loans and Bonds
  Repayable at par wholly within five years                         354         302            312
  Repayable at par wholly after five years
     Bonds                                                        1,855       1,845          1,747
     Other                                                           78          --             --
                                                                  1,933       1,845          1,747
                                                              =========   =========   ============

The average rate of interest on debenture loans and Bonds repayable at par wholly within five years at 30 September 2002 was 5.6 per cent. (31 March 2002
5.6 per cent., 2001 5.5 per cent.).

The average rate of interest on debenture loans and Bonds repayable at par wholly after five years at 30 September 2002 was 7.5 per cent. (31 March 2002
7.5 per cent., 2001 7.5 per cent.).

BONDS

On 30 March 2000, the Company issued for cash consideration two unsecured Eurobonds. The first Eurobond has a principal amount of E500 million with a coupon rate of 5.625 per cent. per annum, maturing on 30 March 2005. The second Eurobond has a principal amount of E1,000 million with a coupon rate of 6.375 per cent. per annum, maturing on 30 March 2010.

On 19 September 2000, the Company issued for cash consideration two unsecured US dollar bonds. The first bond has a principal amount of US$900 million with a coupon rate of 7.75 per cent. per annum, maturing on

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

15 September 2010. The second dollar bond has a principal amount of US$900 million with a coupon rate of 8.375 per cent. per annum, maturing on 15 September 2030.

During the year ended 31 March 2002, Ancrane, a subsidiary of Marconi plc, which is not a subsidiary of Marconi Corporation, purchased E67.9 million of Eurobonds with a coupon rate of 5.625 per cent. per annum maturing on 30 March 2005, E256.7 million of Eurobonds with a coupon rate of 6.375 per cent. per annum maturing on 30 March 2010, US$131 million of US dollar bonds with a coupon rate of 7.75 per cent. per annum maturing on 15 September 2010 and US$130.1 million of US dollar bonds with a coupon rate of 8.375 per cent. per annum maturing on 15 September 2030.

SECURITY

The secured loans are all secured upon cash balances with the respective banks.

MATURITY

The material payment obligations greater than five years are all payable wholly at maturity, of which L624 million (31 March 2002 L606 million, 2001 L618 million) refer to the Company's 6.375 per cent. Eurobonds due 2010, L563 million (31 March 2002 L620 million, 2001 L620 million) refer to the Company's 7.75 per cent. US dollar bonds due 2010, and L560 million (31 March 2002 L619 million, 2001 L617 million) refer to the Company's 8.375 per cent. US dollar bonds due 2030. Additional analysis of the maturity of the Group's debt is given in note 28.

BORROWING FACILITIES

The undrawn facilities available at the end of each period were:

                                                               As at 31 March              As at
                                                            ---------------------   30 September
                                                                 2001        2002           2002
                                                            L million   L million      L million
                                                            ---------   ---------   ------------
Expiring in one year or less                                    1,679          --             --
Expiring in more than one year but not more than five
  years                                                         1,788          --             --
                                                            ---------   ---------   ------------
                                                                3,467          --             --
                                                            =========   =========   ============

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PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

21.    PROVISIONS FOR LIABILITIES AND CHARGES

                                                           Share    Deferred
                                       Restructuring     options         tax       Other       Total
                                           L million   L million   L million   L million   L million
                                       -------------   ---------   ---------   ---------   ---------
At 1 April 2000                                   68         396          --         229         693
  Exchange rate adjustment                         2          --          --           5           7
  Acquisitions                                     4          42          --          43          89
  Disposals                                       (1)         --          --          (4)         (5)
  Charged                                         38          16          --          65         119
  Released                                       (43)         --          --         (68)       (111)
  Utilised                                       (22)        (12)         --         (44)        (78)
                                       -------------   ---------   ---------   ---------   ---------
At 31 March 2001                                  46         442          --         226         714
  Exchange rate adjustment                        --          --          --          (6)         (6)
  Acquisitions                                    --          --          --          10          10
  Disposals                                       (6)         --          --         (32)        (38)
  Transferred from debtors (notes
     7(b),17)                                     --          --        (170)         --        (170)
  Charged                                         94          26         188         174         482
  Released                                       (10)        (52)         --         (16)        (78)
  Utilised                                       (28)       (237)         --        (144)       (409)
                                       -------------   ---------   ---------   ---------   ---------
At 31 March 2002                                  96         179          18         212         505
  Exchange rate adjustment                        (3)         --          --         (19)        (22)
  Disposals                                       --          --         (12)        (14)        (26)
  Charged                                         26           6          --         104         136
  Released                                        (8)         (8)         --          (8)        (24)
  Utilised                                       (42)         (1)         --         (70)       (113)
                                       -------------   ---------   ---------   ---------   ---------
AT 30 SEPTEMBER 2002                              69         176           6         205         456
                                       =============   =========   =========   =========   =========

Share option provisions mainly comprise amounts owed on contracts taken out with ESOP Derivative Banks to fix the future price at which the Group could purchase shares to satisfy ESOP liabilities. The reduction in the Marconi plc share price has triggered cash collateral payments to the ESOP Derivative Banks, utilising part of the provision. The remaining movements relates mainly to the release of provisions held for employees of previously acquired companies whose options have lapsed.

Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. At 30 September 2002 the associated outflows are generally expected to occur over the next year with the vacant property costs being incurred over the next five years.

Other provisions mainly comprise expected cost of maintenance under guarantees, other work in respect of products delivered, employee related claims, environmental liabilities, other litigation and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the products and contracts which are long-term in nature.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

22.    EQUITY SHAREHOLDERS' INTERESTS

CALLED-UP SHARE CAPITAL

                                                              Number of shares              L
                                                              ----------------    -----------
AUTHORISED
At 31 March 2001, 31 March 2002 and 30 September 2002
Ordinary shares of 5 pence each                                  6,000,000,000    300,000,000
                                                              ----------------    -----------
ALLOTTED, CALLED-UP AND FULLY PAID                                          --             --
                                                              ----------------    -----------
At 31 March 2001, 31 March 2002 and 30 September 2002
Fully paid ordinary shares of 5 pence each                       2,866,250,735    143,312,537
                                                              ================    ===========

40,823,845 ordinary shares with a nominal value of L2,041,192 were issued in the year ended 31 March 2001 for cash consideration of L303 million and non cash consideration of L28 million satisfied by the transfer of a liability.

RESERVES

                                          Share      Capital                 Profit and
                                        premium   redemption   Revaluation         loss
                                        account      reserve       reserve      account       Total
                                      L million    L million     L million    L million   L million
                                      ---------   ----------   -----------   ----------   ---------
At 1 April 2000                             371            9         1,156        2,845       4,381
  Issue of ordinary shares                  329           --            --           --         329
  Loss retained for the period               --           --            --         (273)       (273)
  Exchange differences                       --           --            --          243         243
  Actuarial loss (note 26)                   --           --            --          (73)        (73)
  Tax credit on STRGL items                  --           --            --           38          38
  Deducted during the period                 --           --          (369)          --        (369)
  Transferred during the period              --           --          (520)         520          --
                                      ---------   ----------   -----------   ----------   ---------
At 31 March 2001                            700            9           267        3,300       4,276
  Loss retained for the period               --           --            --       (6,076)     (6,076)
  Exchange differences                       --           --            --          (67)        (67)
  Actuarial loss (note 26)                   --           --            --         (351)       (351)
  Tax credit on STRGL items                  --           --            --           68          68
  (Deducted)/added in the period             --           --           (30)           9         (21)
  Transferred during the period              --           --          (237)         237          --
                                      ---------   ----------   -----------   ----------   ---------
At 31 March 2002                            700            9            --       (2,880)     (2,171)
  Loss retained for the period               --           --            --         (925)       (925)
  Exchange differences                       --           --            --          106         106
  Actuarial loss (note 26)                   --           --            --         (373)       (373)
  Tax charge on exchange differences         --           --            --           (3)         (3)
  Group share of associates' shares
  to be issued                               --           --            --            3           3
                                      ---------   ----------   -----------   ----------   ---------
AT 30 SEPTEMBER 2002                        700            9            --       (4,072)     (3,363)
                                      =========   ==========   ===========   ==========   =========

The amount in the profit and loss reserve relating to the defined benefit liability is L439 million (31 March 2002 L126 million liability, 2001 L120 million asset).

Exchange gains of L11 million (31 March 2002 L17 million, 2001 L265 million loss) and related tax charges of L3 million (31 March 2002 Lnil, 2001 credit of L79 million) on borrowings hedged against equity investments denominated in foreign currencies and losses of Lnil (31 March 2002 L1 million, 2001 L104 million loss) and related tax credits of Lnil (31 March 2002 Lnil, 2001 credit of L31 million) on associated tax equalisation swaps have been taken to Group reserves.

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PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

23.    CASH FLOW

NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                                 Year ended
                                                              31 March 2000
                                                                      Total
                                                                  L million
                                                              -------------
Group operating loss after exceptionals                                (165)
Depreciation charge                                                     155
Goodwill amortisation                                                   763
Increase in stock                                                      (122)
Increase in debtors                                                    (374)
Increase in creditors                                                   349
Increase in provisions                                                    4
                                                              -------------
                                                                        610
                                                              =============

The supplementary voluntary analysis of cash flows between continuing and discontinued operations in the year ended 31 March 2000 has not been provided as it was considered impractical to provide this information.

                                                                  Year ended 31 March 2001
                                                           --------------------------------------
                                                           Continuing    Discontinued       Total
                                                            L million       L million   L million
                                                           ----------   -------------   ---------
Group operating (loss)/profit after exceptionals                 (133)            162          29
Operating exceptionals (note 4(a))                                 (1)             33          32
                                                           ----------   -------------   ---------
Group operating (loss)/profit before exceptionals                (134)            195          61
Depreciation charge                                               168              43         211
Goodwill amortisation                                             642              29         671
Increase in stock                                                (694)            (70)       (764)
Increase in debtors                                              (204)           (103)       (307)
(Decrease)/increase in creditors                                  (51)            180         129
Decrease in provisions                                            (51)            (17)        (68)
                                                           ----------   -------------   ---------
                                                                 (324)            257         (67)
                                                           ==========   =============   =========

                                                                  Year ended 31 March 2002
                                                           --------------------------------------
                                                           Continuing    Discontinued       Total
                                                            L million       L million   L million
                                                           ----------   -------------   ---------
Group operating (loss)/profit after exceptionals               (6,153)             38      (6,115)
Operating exceptionals (note 4(a))                              5,169              41       5,210
                                                           ----------   -------------   ---------
Group operating (loss)/profit before exceptionals                (984)             79        (905)
Depreciation charge                                               217              28         245
Goodwill amortisation                                             406              25         431
Decrease/(increase) in stock                                      115             (20)         95
Decrease in debtors                                               554              18         572
Decrease in creditors                                            (427)            (42)       (469)
Increase in provisions                                             31              10          41
                                                           ----------   -------------   ---------
                                                                  (88)             98          10
                                                           ==========   =============   =========

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                                                              Six months ended 30 September 2002
                                                             -------------------------------------
                                                             Continuing   Discontinued       Total
                                                              L million      L million   L million
                                                             ----------   ------------   ---------
Group operating loss after exceptionals                            (485)            (6)       (491)
Operating exceptionals (note 4(a))                                  205              1         206
                                                             ----------   ------------   ---------
Group operating loss before exceptionals                           (280)            (5)       (285)
Depreciation charge                                                  75              4          79
Goodwill amortisation                                                54             --          54
Decrease/(increase) in stock                                        143            (16)        127
Decrease/(increase) in debtors                                      102             (1)        101
Decrease in creditors                                              (201)           (23)       (224)
Increase/(decrease) in provisions                                     7             (1)          6
                                                             ----------   ------------   ---------
                                                                   (100)           (42)       (142)
                                                             ==========   ============   =========

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Income from loans, deposits and investments               114          27          24             31
Interest paid                                            (148)       (160)       (277)          (189)
Dividends paid to minority interests                       --          (1)         --             --
                                                    ---------   ---------   ---------   ------------
                                                          (34)       (134)       (253)          (158)
                                                    =========   =========   =========   ============

Of the above amount, continuing operations account for an outflow of L156 million for the six months ended 30 September 2002 (year ended 31 March 2002 L243 million, 2001 L127 million) and discontinued operations an outflow of L2 million (year ended 31 March 2002 L10 million, 2001 L7 million).

The supplementary voluntary analysis of cash flows between continuing and discontinued operations in the year ended 31 March 2000 has not been provided as it was considered impractical to provide this information.

TAX PAID

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
UK tax (paid)/repaid                                     (111)        (74)         34              3
Overseas tax paid                                          (3)        (63)        (47)           (16)
                                                    ---------   ---------   ---------   ------------
                                                         (114)       (137)        (13)           (13)
                                                    =========   =========   =========   ============

The figure for tax paid of L13 million in the year ended 31 March 2002 includes net tax repayments of L110 million received in the year.

Of the above amount, continuing operations account for an outflow of L13 million for the six months ended 30 September 2002 (year ended 31 March 2002 L2 million, 2001 L117 million, 2000 L99 million) and discontinued operations an outflow of Lnil (31 March 2002 L11 million, 2001 L20 million, 2000 L15 million).

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PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Purchases of tangible fixed assets                    (305)       (578)       (361)           (27)
Purchases of fixed asset investments                  (129)       (111)       (342)           (21)
Sales of fixed asset investments                        --         638         334              3
Sales of tangible fixed assets                          40          17         173             20
                                                 ---------   ---------   ---------   ------------
                                                      (394)        (34)       (196)           (25)
                                                 =========   =========   =========   ============

Sales of tangible fixed assets shown above includes an amount of L20 million in respect of disposals treated as exceptional items in the profit and loss account in the six months ended 30 September 2002 (year ended 31 March 2002 L116 million, 2001 Lnil, 2000 Lnil).

Of the above amount, continuing operations account for an outflow of L21 million for the six months ended 30 September 2002 (year ended 31 March 2002 L160 million, 2001 L22 million), and discontinued operations an outflow of L4 million (31 March 2002 L36 million, 2001 L12 million).

The supplementary voluntary analysis of cash flows between continuing and discontinued operations in the year ended 31 March 2000 has not been provided as it was considered impractical to provide this information.

ACQUISITIONS AND DISPOSALS

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Investments in subsidiary companies (note
  25(a))                                            (4,111)       (843)        (37)            (3)
Net cash acquired with subsidiary company              137          --          --             --
Investments in joint ventures                           --          --         (65)            --
Sales of interests in subsidiary companies and
  associates (note 25(b))                               --         182       1,413            375
Net overdraft/(cash) disposed with subsidiary
  companies (note 25(b))                                --           3        (316)            15
                                                 ---------   ---------   ---------   ------------
                                                    (3,974)       (658)        995            387
                                                 =========   =========   =========   ============

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

NET CASH INFLOW/(OUTFLOW) FROM MANAGEMENT OF LIQUID RESOURCES

                                                                                          Six months
                                                           Year ended 31 March                 ended
                                                    ---------------------------------   30 September
                                                         2000        2001        2002           2002
                                                    L million   L million   L million      L million
                                                    ---------   ---------   ---------   ------------
Deposits made with banks and similar financial
  institutions                                         (7,041)     (1,325)     (4,241)           (83)
Deposits withdrawn from banks and similar
  financial institutions                                7,559       1,433       4,378              6
Purchases of Government and similar securities             (2)         --          --             --
Sales of Government and similar securities                107          --          --             --
Purchases of securities issued by banks and other
  corporate bodies                                         (3)         (1)        (51)            --
Sales of securities issued by banks and other
  corporate bodies                                         36          59         100             --
                                                    ---------   ---------   ---------   ------------
                                                          656         166         186            (77)
                                                    =========   =========   =========   ============

NET CASH INFLOW FROM FINANCING

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Increase/(decrease) in bank loans                    1,146        (918)      1,273            (62)
(Decrease)/increase in debenture loans                (249)         27         (90)            --
Increase in Bonds                                      899       1,213          --             --
Capital element of finance lease repayments              7          (6)         (2)            --
Increase/(decrease) in loans from Marconi plc
  and fellow subsidiaries of Marconi plc               300         (84)         13             24
Decrease in loans to Marconi plc and fellow
  subsidiaries of Marconi plc                           --         (15)       (160)            --
                                                 ---------   ---------   ---------   ------------
                                                     2,103         217       1,034            (38)
Loans repaid to joint ventures                         (70)         --          --             --
Other                                                  (46)         --          --             --
                                                 ---------   ---------   ---------   ------------
                                                     1,987         217       1,034            (38)
                                                 =========   =========   =========   ============

PART IV -- FINANCIAL INFORMATION

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24.    ANALYSIS OF NET MONETARY DEBT

                                                        Acquisitions/
                                                            disposals
                                       At                  (excluding     Other       Exchange          At
                                  1 April                    cash and   non-cash          rate    31 March
                                     2000   Cash flow     overdrafts)    changes    adjustment        2001
                                L million   L million       L million   L million    L million   L million
                                ---------   ---------   -------------   ---------   ----------   ---------
Cash and bank deposits
  repayable on demand                 221        (113)             --          --           10        118
Overdrafts                            (74)       (258)             --          --          (10)      (342)
                                            ---------
                                                 (371)
                                            ---------
Liquid resources                      403        (166)             --          --           14        251
                                            ---------
Amounts falling due within one
  year
  Bank loans                       (1,747)        941              --          --         (212)    (1,018)
  Debenture loans                      (8)        (36)             --          --           --        (44)
  Finance leases                       (1)         --              --          (2)          --         (3)
  Loans from Marconi plc and
     fellow subsidiaries of
     Marconi plc                     (548)         84              --         (62)          --       (526)
  Loans to Marconi plc and
     fellow subsidiaries of
     Marconi plc                       --          15              --          37           --         52
Amounts falling due after more
  than one year
  Bank loans                           --         (23)             --          --           --        (23)
  Debenture loans                     (37)          9             (19)        (31)          --        (78)
  Bonds                              (894)     (1,213)             --          --          (58)    (2,165)
  Finance leases                       (8)          6              (4)          2           --         (4)
                                            ---------
                                                 (217)
                                ---------   ---------   -------------   ---------   ----------   --------
                                   (2,693)       (754)            (23)        (56)        (256)    (3,782)
                                =========   =========   =============   =========   ==========   ========

Non-cash movements in the year ended 31 March 2001 include an increase of L62 million in loans from Marconi plc for the cost of shares to be issued by Marconi plc, and an increase of L32 million in loans to Yeslink Limited for the cost of shares issued by the Company. There was also an increase of L31 million in debenture loans issued as consideration for the purchase of APT by the Company during the year.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                                                        Acquisitions/
                                                            disposals
                                       At                  (excluding     Other       Exchange          At
                                  1 April                    cash and   non-cash          rate    31 March
                                     2001   Cash flow     overdrafts)    changes    adjustment        2002
                                L million   L million       L million   L million    L million   L million
                                ---------   ---------   -------------   ---------   ----------   ---------
Cash and bank deposits
  repayable on demand                 118       1,188              --          --          (10)     1,296
Overdrafts                           (342)        236              --          --           (1)      (107)
                                            ---------
                                                1,424
                                            ---------
Liquid resources                      251        (186)             --          --           --         65
                                            ---------
Amounts falling due within one
  year
  Bank loans                       (1,018)     (1,267)             --          --           (3)    (2,288)
  Debenture loans                     (44)         90              --         (78)          --        (32)
  Finance leases                       (3)          2              --          (8)          --         (9)
  Loans from Marconi plc and
     fellow subsidiaries of
     Marconi plc                     (526)        (13)             --         251           --       (288)
  Loans to Marconi plc and
     fellow subsidiaries of
     Marconi plc                       52         160              --          (5)          --        207
Amounts falling due after more
  than one year
Bank loans                            (23)         (6)             (3)         --           --        (32)
  Debenture loans                     (78)         --              --          78           --         --
  Bonds                            (2,165)         --              --          --           18     (2,147)
  Finance leases                       (4)         --              --           4           --         --
                                            ---------
                                               (1,034)
                                ---------   ---------   -------------   ---------   ----------   --------
                                   (3,782)        204              (3)        242            4     (3,335)
                                =========   =========   =============   =========   ==========   ========

Non-cash movements in the year ended 31 March 2002 include a credit of L260 million to the debtor receivable from Marconi plc for the cost of shares to be issued by Marconi plc. This cost was previously charged to Marconi Corporation plc and is no longer required due to the significant reduction in Marconi plc's share price.

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                                                    Acquisitions/
                                                        disposals
                                   At                  (excluding       Other     Exchange             At
                              1 April                    cash and    non-cash         rate   30 September
                                 2002   Cash flow     overdrafts)     changes   adjustment           2002
                            L million   L million       L million   L million    L million      L million
                            ---------   ---------   -------------   ---------   ----------   ------------
Cash and bank deposits
  repayable on demand           1,296        (326)             --          --          (52)           918
Overdrafts                       (107)         79              --          --            2            (26)
                                        ---------
                                             (247)
                                        ---------
Liquid resources                   65          77              --          --            2            144
                                        ---------
Amounts falling due within
  one year
  Bank loans                   (2,288)         55              17         (54)         140         (2,130)
  Debenture loans                 (32)         --              --          --           --            (32)
  Finance leases                   (9)         --              --           7           --             (2)
  Loans from Marconi plc
     and fellow
     subsidiaries of
     Marconi plc                 (288)        (24)             --          17           --           (295)
  Loans to Marconi plc and
     fellow subsidiaries
     of Marconi plc               207          --              --        (186)         (21)            --
Amounts falling due after
  more than one year
  Bank loans                      (32)          7              --          --           --            (25)
  Bonds                        (2,147)         --              --          --           88         (2,059)
  Finance leases                   --          --              --          (7)          --             (7)
                                        ---------
                                               38
                            ---------   ---------   -------------   ---------   ----------   ------------
                               (3,335)       (132)             17        (223)         159         (3,514)
                            =========   =========   =============   =========   ==========   ============

Non-cash movements in the six months ended 30 September 2002 include a decrease in loans to Marconi plc resulting from the write off of amounts which the Directors no longer consider to be recoverable.

The non-cash movement in bank loans results from the settling of an interest rate derivative by way of an increase in the Group's borrowings.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

25.    ACQUISITIONS AND DISPOSALS

(A)    INVESTMENTS IN SUBSIDIARY COMPANIES

All acquisitions detailed below have been accounted for using the acquisition method.

Analysis of fair value of identifiable net assets of subsidiaries acquired in the year ended 31 March 2001

                                                                            Fair value
                                                              Book value   adjustments       Total
                                                               L million     L million   L million
                                                              ----------   -----------   ---------
Tangible fixed assets                                                 24            --          24
Inventory                                                             31            (3)         28
Debtors                                                               63            (2)         61
Creditors and provisions                                             (80)          (12)        (92)
Loan capital                                                         (19)           --         (19)
Finance leases                                                        (4)           --          (4)
                                                              ----------   -----------   ---------
                                                                      15           (17)         (2)
                                                              ----------   -----------   ---------
Satisfied by:
  Cash paid                                                                                    843
  Loan notes issued                                                                             31
  Marconi plc shares to be issued                                                               71
  Deferred consideration                                                                       327
                                                                                         ---------
                                                                                             1,272
                                                                                         ---------
Net addition in goodwill                                                                     1,274
                                                                                         =========

The fair value adjustments made in the year ended 31 March 2001 principally relate to the revaluation of inventory and debtors to net realisable value and provisions for professional costs in respect of the aborted pre-acquisition flotation of MSI.

The cost of the Marconi plc shares issued and shares to be issued was recharged from Marconi plc to the Group.

Goodwill arising in the year ended 31 March 2001 is attributable to the following:

                                                                  Total
                                                              L million
                                                              ---------
Metapath Software International, Inc.                               510
Mariposa Technology, Inc.                                           195
Splice Transmissao SA                                               101
Systems Management Specialists, Inc.                                 90
Albany Partnership Limited                                           71
Other                                                               307
                                                              ---------
Net addition in goodwill                                          1,274
                                                              =========

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PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

Analysis of fair value of identifiable net assets of subsidiaries acquired in the year ended 31 March 2002

                                                                            Accounting
                                                              Fair value        policy
                                                Book value   adjustments   adjustments       Total
                                                 L million     L million     L million   L million
                                                ----------   -----------   -----------   ---------
Tangible fixed assets                                    3            --           --            3
Investments                                              6            --           (6)          --
Inventory                                                1            (1)          --           --
Debtors                                                  2            --           --            2
Creditors and provisions                                (7)           (1)          --           (8)
Loan capital                                            (3)           --           --           (3)
                                                ----------   -----------   ----------    ---------
                                                         2            (2)          (6)          (6)
                                                ----------   -----------   ----------    ---------
Satisfied by:
  Cash paid                                                                                     23
  Deferred consideration                                                                        10
                                                                                         ---------
                                                                                                33
                                                                                         ---------
Goodwill arising in the Group in the year
  ended 31 March 2002                                                                           39
                                                                                         ---------
Deferred consideration paid in respect of
  prior acquisitions                                                                            14
Adjustment to consideration in respect of
  prior acquisitions                                                                           (77)
Additional fair value adjustments in respect
  of prior acquisitions                                                                         14
                                                                                         ---------
Net reduction in goodwill                                                                      (10)
                                                                                         =========

Following adjustments to consideration on the acquisition of Splice Transmissao SA, MSI, Mariposa Technology, Inc. and APT, goodwill has been reduced by L45 million, L19 million, L4 million and L2 million, from L101 million, L510 million, L195 million and L71 million respectively.

Additional consideration paid in respect of Bosch Public Networks Limited during the year ended 31 March 2002 increased goodwill to L51 million from L44 million.

The fair value adjustments in respect of prior year acquisitions principally relate to additional provisions for fixed assets and inventory on the acquisition of SMS. These adjustments increased goodwill from L90 million to L104 million.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

Goodwill arising in the year ended 31 March 2002 is attributable to the following:

                                                                  Total
                                                              L million
                                                              ---------
Northwood Technologies Inc.                                          19
Telit Networks S.p.A.                                                15
Other                                                                 5
                                                              ---------
Goodwill arising on acquisitions in the year ended 31 March
  2002                                                               39
                                                              ---------
Metapath Software International, Inc.                               (19)
Mariposa Technology, Inc.                                            (4)
Splice Transmissao SA                                               (45)
Bosch Public Networks                                                 7
Systems Management Specialists, Inc.                                 14
Albany Partnership Limited                                           (2)
                                                              ---------
Adjustments to purchase consideration and fair values in
  respect of acquisitions in the prior year                         (49)
                                                              ---------
Net reduction in goodwill                                           (10)
                                                              =========

Northwood Technologies Inc. and Telit Networks S.p.A. were acquired on 24 May 2001 and 18 April 2001 respectively.

No subsidiaries were acquired in the six months to 30 September 2002. In the six months to 30 September 2002 adjustments were posted to consideration on the acquisition of MSI and Albany Partnership Limited. Goodwill has been reduced by L8 million and L1 million respectively.

Goodwill arising in the six months ended 30 September 2002 is attributable to the following:

                                                                  Total
                                                              L million
                                                              ---------
Metapath Software International, Inc.                                (8)
Albany Partnership Limited                                           (1)
                                                              ---------
Adjustments to purchase consideration and fair values in
  respect of acquisitions in the prior year                          (9)
                                                              ---------
Net reduction in goodwill                                            (9)
                                                              =========

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

(B)    SALES OF INTERESTS IN SUBSIDIARIES AND ASSOCIATES

During the year ended 31 March 2001 the Group disposed of the Avery Berkel Group, Woods Air Movement Limited Group and its 50 per cent. interest in Comstar. Net assets disposed of and the related sales proceeds were as follows:

                                                                  Total
                                                              L million
                                                              ---------
Net assets sold
  Tangible fixed assets                                              23
  Investments in joint ventures and associates                       44
  Inventory                                                          45
  Debtors                                                            65
  Overdrafts                                                         (3)
  Creditors and provisions                                          (39)
  Goodwill                                                            7
                                                              ---------
                                                                    142
                                                              ---------
Accounted for by:
  Cash consideration, net of transaction costs paid                 182
  Loan notes                                                         15
                                                              ---------
Profit on disposal                                                   55
                                                              =========

As part of the consideration received in respect of the disposal of the Woods Air Movement Limited Group, the Group acquired a 42 per cent. shareholding in Global Air Movement Holdings Limited, this is valued at Lnil, being the Group's share of the fair value of the net assets of the company.

During the year ended 31 March 2002 the significant businesses disposed of by the Group and their respective dates of completion, were as follows:

ipsaris Limited                                26 July 2001
Marconi Medical Systems, Inc.                  19 October 2001
Business of Marconi Optical Components         1 February 2002
  Limited
Marconi Commerce Systems, Inc.                 1 February 2002
Marconi Data Systems, Inc.                     5 February 2002
General Domestic Appliances Holdings Limited   4 March 2002

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

Net assets disposed of and the related sales proceeds during the year ended 31 March 2002 were as follows:

                                                Medical    Commerce        Data
                                                Systems     Systems     Systems       Other       Total
                                              L million   L million   L million   L million   L million
                                              ---------   ---------   ---------   ---------   ---------
Net assets sold
  Tangible fixed assets                              97          70          10         275         452
  Investments in joint ventures and
     associates                                       7           1          --          89          97
  Inventory                                         161          49          21           9         240
  Debtors                                           374          82          49          31         536
  Cash at bank                                       18          11          10         289         328
  Overdrafts                                         (1)         (9)         (2)         --         (12)
  Creditors and provisions                         (281)        (94)        (33)       (438)       (846)
  Goodwill                                          152          79          40          92         363
                                              ---------    --------   ---------   ---------   ---------
                                                    527         189          95         347       1,158
                                              ---------    --------   ---------   ---------   ---------
Accounted for by:
  Cash consideration, net of transaction
     costs paid                                     729         225         283         176       1,413
  Deferred consideration and accrued
     transaction costs                              (47)         (7)         (7)        (15)        (76)
  Shares received                                    --          --          --         263         263
                                              ---------    --------   ---------   ---------   ---------
Profit on disposal                                  155          29         181          77         442
                                              =========    ========   =========   =========   =========

The consideration received in respect of the disposal of ipsaris Limited was 77,508,177 shares in Easynet Group Plc, representing a 70.1 per cent. holding. This consideration was valued at L235 million.

The consideration received in respect of the disposal of the Marconi Optical Components' business was 12,891,000 shares in Bookham Technology plc, representing a 9 per cent. holding. This consideration was valued at L19 million.

Consideration for disposal of 25 per cent. of Marconi Communications South Africa was a 30 per cent. holding in African Renaissance Holdings Limited. This consideration was valued at L9 million.

The unrealised gain on disposal of ipsaris Limited of L9 million has been taken to the Statement of Total Recognised Gains and Losses in accordance with UITF Abstract 31, "Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate".

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

Net assets disposed of and the related sales proceeds during the six months ended 30 September 2002 were as follows:

                                                                                     Six months
                                                          Marconi        Marconi          ended
                                                          Applied         Mobile   30 September
                                                     Technologies       Holdings           2002
                                                            Group         S.p.A.          Total
                                                        L million      L million      L million
                                                     ------------   ------------   ------------
Net assets sold
  Tangible fixed assets                                        18             38             56
  Inventory                                                    23            191            214
  Debtors                                                      19            264            283
  Cash at bank                                                  2             36             38
  Bank loans and overdrafts                                    --            (70)           (70)
  Taxation                                                     --             (3)            (3)
  Creditors and provisions                                    (19)          (163)          (182)
  Goodwill                                                      1            120            121
  Minority interests                                           --             (4)            (4)
  Retirement benefit deficit                                   --            (33)           (33)
                                                     ------------   ------------   ------------
                                                               44            376            420
Accounted for by:
  Cash consideration                                           50            339            389
  Deferred consideration and accrued transaction
     costs                                                     (2)            (4)            (6)
                                                     ------------   ------------   ------------
Profit/(loss) on disposal                                       4            (41)           (37)
                                                     ============   ============   ============

Marconi Mobile Holdings S.p.A., the holding company for the Group's Strategic Communications business, was disposed of on 2 August 2002 and the Marconi Applied Technologies Group was disposed of on 12 July 2002.

26.    POST RETIREMENT BENEFITS

The Group operates defined benefit pension plans in the UK, other European countries and the US and post-retirement benefit plans in the US. The most significant plan is the GEC 1972 Plan ("UK Plan") in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 30 September 2002 by independent qualified actuaries.

As a result of the separation of Marconi Electronic Systems ("MES") in November 1999, the MES employees ceased to participate in the UK Plan and, on 6 April 2000, were transferred to a new BAE SYSTEMS plc pension scheme (the BAE SYSTEMS plc 2000 Pension Plan -- the "BAE Plan") providing identical benefits to the UK Plan. A share of the UK Plan's assets were transferred to the corresponding new BAE Plan, proportional to the share of the total UK Plan's liabilities as at 6 April 2000 that were attributable to the MES members, based on actuarial calculations performed as at 6 April 2000.

For the US plans, full valuations were carried out at dates between 1 January 2001 and 31 March 2002 and updated as applicable to 30 September 2002 by independent qualified actuaries.

For the other European unfunded plans, valuations were carried out for accounting purposes at 30 September 2002 by independent qualified actuaries.

The contributions made to the plans in the six months ended 30 September 2002 totalled L19 million (year ended 31 March 2002 L36 million, 2001 L46 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.

Since 6 April 2002 the contributions to the UK Plan were 14.2 per cent. of pensionable pay, reducing to 8.2 per cent. on 1 November, 2002. Other than Italy, where approximately 7.4 per cent. of pensionable pay is accrued, the Group is not making significant contributions to its overseas funded plans due to the surpluses in the schemes at the time of the last funding valuation.

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The Group operates defined contribution schemes in addition to the defined benefit schemes listed. Contributions to these schemes amounted to L1 million for the six months ended 30 September 2002 (year ended 31 March 2002 L25 million, 2001 L20 million).

Contributions to both the defined benefit and defined contribution schemes in the year ended 31 March 2000 were L26 million.

The major assumptions used by the actuaries to determine the liabilities for the significant defined benefit plans are set out below:

                                                                                                             At 30 September
                                  At 31 March 2000         At 31 March 2001         At 31 March 2002               2002
                               ----------------------   ----------------------   ----------------------   ----------------------
                                          Rest of the              Rest of the              Rest of the              Rest of the
                                   UK           world       UK           world       UK           world       UK           world
                               (% pa)          (% pa)   (% pa)          (% pa)   (% pa)          (% pa)   (% pa)          (% pa)
                               ------   -------------   ------   -------------   ------   -------------   ------   -------------
AVERAGE ASSUMPTIONS USED:
Rate of general increase in
  salaries                      5.00%           4.63%    4.50%           4.92%    4.75%           4.23%    4.50%       3.0%-5.1%
Rate of increase in pensions
  in payment                    3.00%           2.00%    2.50%           2.00%    2.75%           1.50%    2.50%       1.5%-2.5%
Rate of increase for deferred
  pensioners                    3.00%             N/A    2.50%             N/A    2.75%             N/A    2.50%             N/A
Rate of credited interest       6.00%             N/A    5.75%             N/A    5.50%             N/A    4.00%             N/A
Discount rate applied to
  liabilities                   6.00%           7.64%    6.00%           7.49%    6.00%           6.85%    5.25%       5.5%-6.5%
Inflation assumption            3.00%           2.44%    2.50%           2.44%    2.75%           2.25%    2.50%       1.5%-2.5%
Expected healthcare trend
  rates                           N/A      7% pre 65,      N/A   7% pre 65, 9%      N/A      6% pre 65,      N/A   7% pre 65, 7%
                                          10% post 65                  post 65             7.5% post 65                  post 65
                                          reducing to              reducing to              reducing to              reducing to
                                        5% after 2005            5% after 2005            5% after 2005            5% after 2005
                               ======   =============   ======   =============   ======   =============   ======   =============

The UK Plan provides benefits to members on the best of three bases. One of these bases is a money purchase underpin in which credited interest is applied to a percentage of members' contributions. The assumption reflects the UK Plan Trustee's practice of declaring credited interest. The interest rate has been revised between 31 March 2002 and 30 September 2002 so that the level of credited interest is not as high as previously. The discretionary level of credited interest has been treated as a constructive obligation.

PENSION PLANS

The assets in the UK Plan and the expected rates of return were:

                           Long-term               Long-term               Long-term               Long-term
                            expected    Value at    expected    Value at    expected    Value at    expected       Value at
                             rate of    31 March     rate of    31 March     rate of    31 March     rate of   30 September
                              return        2000      return        2001      return        2002      return           2002
                                   %   L million           %   L million           %   L million           %      L million
                           ---------   ---------   ---------   ---------   ---------   ---------   ---------   ------------
Equities                       8.00%      1,563        8.00%      1,476        8.25%        685        8.50%            502
Bonds                          4.75%        937        4.75%      1,050        5.25%      1,322        5.00%          1,699
Property                       6.50%        109        7.00%        153        6.75%        108        6.75%            115
Cash                           6.00%        123        5.00%         --        4.00%        384        4.00%             39
                                       --------                --------                --------                ------------
Total market value of
  assets                       6.74%      2,732        6.67%      2,679        5.95%      2,499        5.81%          2,355
                                       --------                --------                --------                ------------
Present value of plan
  liabilities                            (2,515)                 (2,459)                 (2,506)                     (2,653)
                                       --------                --------                --------                ------------
Net pension
  asset/(liability)
  before deferred tax                       217                     220                      (7)                       (298)
Deferred tax liability                      (65)                    (66)                     --                          --
                                       --------                --------                --------                ------------
Net pension
  asset/(liability) after
  deferred tax                              152                     154                      (7)                       (298)
                                       ========                ========                ========                ============

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The assets in the overseas plans and the expected rates of return were:

                           Long-term               Long-term               Long-term               Long-term
                            expected    Value at    expected    Value at    expected    Value at    expected       Value at
                             rate of    31 March     rate of    31 March     rate of    31 March     rate of   30 September
                              return        2000      return        2001      return        2002      return           2002
                                   %   L million           %   L million           %   L million           %      L million
                           ---------   ---------   ---------   ---------   ---------   ---------   ---------   ------------
Equities                      10.00%        306       10.00%        336       10.00%         89       10.00%             59
Bonds                          6.00%        133        6.00%        146        6.00%         71        6.00%             60
Other                          9.00%         54        9.00%         60        9.00%         18        9.00%             16
                                       --------                --------                --------                ------------
Total market value of
  assets                       8.81%        493        8.81%        542        8.30%        178        8.09%            135
Present value of plan
  liabilities                              (443)                   (524)                   (259)                       (245)
                                       --------                --------                --------                ------------
Net pension
  asset/(liability)
  before deferred tax                        50                      18                     (81)                       (110)
Deferred tax liability                      (52)                    (20)                     (9)                         --
                                       --------                --------                --------                ------------
Net pension liability
  after deferred tax                         (2)                     (2)                    (90)                       (110)
                                       ========                ========                ========                ============

OTHER POST RETIREMENT BENEFITS

Present value of plan liabilities and net
pension liability before deferred tax            (50)                   (50)                   (38)                       (31)
Deferred tax asset                                18                     18                      9                         --
                                            --------               --------               --------               ------------
Net pension liability after deferred tax         (32)                   (32)                   (29)                       (31)
                                            ========               ========               ========               ============

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

Analysis of the amount charged to operating profit/(loss)

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Current service cost                   (38)        (15)          (2)        (55)        (46)        (16)          (1)        (63)
Past service cost                       --          (1)          --          (1)         --          (2)          --          (2)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Total operating charge/(credit)        (38)        (16)          (2)        (56)        (46)        (18)          (1)        (65)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Current service cost                   (37)        (16)          (1)        (54)        (15)         (8)          --         (23)
Past service cost                       --          --           --          --          --          --           --          --
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Total operating charge/(credit)        (37)        (16)          (1)        (54)        (15)         (8)          --         (23)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

Analysis of other amounts charged to the profit and loss account

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Gain/(loss) on settlements              --          --           --          --          --          --           --          --
(Loss)/gain on curtailments             --          --           --          --          --          (1)           9           8
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net (loss)/gain charged to
  profit and loss account               --          --           --          --          --          (1)           9           8
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Gain/(loss) on settlements               2          (4)          14          12          --          33           --          33
(Loss)/gain on curtailments             --          --           --          --          28          --            5          33
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net (loss)/gain charged to
  profit and loss account                2          (4)          14          12          28          33            5          66
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

Of the amounts above L66 million was credited to non-operating exceptionals for the six months to 30 September 2002 (year ended 31 March 2002 Lnil, 2001 Lnil, 2000 Lnil). Lnil was charged to operating profit for the six months to 30 September 2002 (year ended 31 March 2002 L12 million, 2001 L8 million, 2000
Lnil).

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

Analysis of the amount credited to other finance income

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Expected return on pension
  scheme assets                        168          40           --         208         181          50           --         231
Interest on pension scheme
  liabilities                         (140)        (28)          (4)       (172)       (147)        (36)          (4)       (187)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net finance income/(cost)               28          12           (4)         36          34          14           (4)         44
                                 =========   =========   ==========   =========   =========   =========   ==========   =========
Net (cost)/income                      (10)         (4)          (6)        (20)        (12)         (5)           4         (13)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Expected return on pension
  scheme assets                        174          47           --         221          73           7           --          80
Interest on pension scheme
  liabilities                         (142)        (36)          (3)       (181)        (74)         (8)          (1)        (83)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net finance income/(cost)               32          11           (3)         40          (1)         (1)          (1)         (3)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========
Net (cost)/income                       (3)         (9)          10          (2)         12          24            4          40
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The net (cost)/income represents the operating charge plus curtailment and settlement gains and losses less net finance income.

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Analysis of amount recognised in the consolidated statement of total recognised gains and losses ("STRGL")

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actual return less expected
  return on pension scheme
  assets -- (gains)/losses            (142)        (28)          --        (170)        139          47           --         186
Experience (gains) and losses
  arising on the scheme
  liabilities                           59           4           --          63          41           9            1          51
Changes in assumptions
  underlying the present value
  of the scheme liabilities --
  (gains)/losses                        --         (44)          (4)        (48)       (166)          1            1        (164)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actuarial (gain)/loss
  recognised in STRGL                  (83)        (68)          (4)       (155)         14          57            2          73
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actual return less expected
  return on pension scheme
  assets -- (gains)/losses             218          59           --         277         154          29           --         183
Experience (gains) and losses
  arising on the scheme
  liabilities                          (20)         10            1          (9)         38           2            1          41
Changes in assumptions
  underlying the present value
  of the scheme liabilities --
  (gains)/losses                        52          29            2          83         127          20            2         149
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Actuarial (gain)/loss
  recognised in STRGL                  250          98            3         351         319          51            3         373
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The main element of the amount recognised in the STRGL in all periods has resulted from the difference between the actual rate of return and expected rate of return on the plans' assets. For all periods other than the year ended 31 March 2000, actual investment returns in the UK and US plans fell well below expected investment returns resulting in substantial asset losses.

The second largest element has been the gains and losses resulting from changes in assumptions underlying the present value of the plans' liabilities. These have resulted principally from the changes in assumptions used at each period end for the UK Plan. At 31 March 2001, the assumed rates of increase in inflation, salary and pension increases fell compared with those used at 31 March 2000. These changes resulted in a decrease in the present value of the liabilities at 31 March 2001 compared with those calculated at 31 March 2000, and this gave rise to a gain over the period. The assumptions were all increased at 31 March 2002 and again at 30 September 2002, resulting in an increase in the present value of liabilities at both period ends compared with those calculated at the end of the prior periods, and this gave rise to a loss over both periods.

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--------------------------------------------------------------------------------

Movement in surplus/(deficit) during the period

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surplus/(deficit) at the
  beginning of the period              120          24          (52)         92         217          50          (50)        217
Movement in period:
  Current service cost                 (38)        (15)          (2)        (55)        (46)        (16)          (1)        (63)
  Contributions and benefit
    payments                            24           5            4          33          29          17            4          50
  Past service cost                     --          (1)          --          (1)         --          (2)          --          (2)
  Settlement gain/(loss)                --          --           --          --          --          --           --          --
  Curtailment (loss)/gain               --          --           --          --          --          (1)           9           8
  Other finance income/(charge)         28          12           (4)         36          34          14           (4)         44
  Actuarial loss                        83          68            4         155         (14)        (57)          (2)        (73)
  Acquisition                           --         (50)          --         (50)         --          --           --          --
  Foreign exchange                      --           7           --           7          --          13           (6)          7
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
  Surplus/(deficit) at end of
    the period                         217          50          (50)        217         220          18          (50)        188
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surplus/(deficit) at the
  beginning of the period              220          18          (50)        188          (7)        (81)         (38)       (126)
Movement in period:
  Current service cost                 (37)        (16)          (1)        (54)        (15)         (8)          --         (23)
  Contributions and benefit
    payments                            26          10            5          41          16           3            2          21
  Past service cost                     --          --           --          --          --          --           --          --
  Settlement gain/(loss)                 2          (4)          14          12          --          33           --          33
  Curtailment (loss)/gain               --          --           --          --          28          --            5          33
  Other finance income/(charge)         32          11           (3)         40          (1)         (1)          (1)         (3)
  Actuarial loss                      (250)        (98)          (3)       (351)       (319)        (51)          (3)       (373)
  Acquisition                           --          --           --          --          --          --           --          --
  Foreign exchange                      --          (2)          --          (2)         --          (5)           4          (1)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
  Surplus/(deficit) at end of
    the period                          (7)        (81)         (38)       (126)       (298)       (110)         (31)       (439)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The net surplus/(deficit) is analysed by jurisdiction as follows:

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surpluses                              217         247           --         464         220         127           --         347
Deficits                                --        (197)         (50)       (247)         --        (109)         (50)       (159)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net surplus/(deficit) at end of
  the period                           217          50          (50)        217         220          18          (50)        188
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Surpluses                               --          28           --          28          --          --           --          --
Deficits                                (7)       (109)         (38)       (154)       (298)       (110)         (31)       (439)
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Net surplus/(deficit) at end of
  the period                            (7)        (81)         (38)       (126)       (298)       (110)         (31)       (439)
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

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--------------------------------------------------------------------------------

History of experience gains and losses

                                            Year ended 31 March 2000                         Year ended 31 March 2001
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Difference between the expected
  and actual return on scheme
  assets (gains)/losses:
  Amount (L million)                  (142)        (28)          --        (170)        139          47           --         186
  Percentage of scheme assets
    (%)                               (5.2)%      (5.7)%         --        (5.3)%       5.2%        8.7%          --         5.8%
Experience (gains) and losses
  on scheme liabilities:
  Amount (L million)                    59           4           --          63          41           9            1          51
  Percentage of the present
    value of the scheme
    liabilities (%)                    2.3%       (0.9)%         --         2.1%        1.7%        1.7%         2.0%        1.7%
Total amount recognised in
  statement of total recognised
  (gains) and losses:
  Amount (L million)                   (83)        (68)          (4)       (155)         14          57            2          73
  Percentage of the present
    value of the scheme
    liabilities (%)                   (3.3)%     (15.3)%         (8)%      (5.1)%       0.6%       10.9%         4.0%        2.4%
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

                                            Year ended 31 March 2002                    Six months ended 30 September 2002
                                 ----------------------------------------------   ----------------------------------------------
                                               Rest of         Post                             Rest of         Post
                                        UK   the world   retirement                      UK   the world   retirement
                                   pension     pension      medical                 pension     pension      medical
                                      plan       plans        plans       Total        plan       plans        plans       Total
                                 L million   L million    L million   L million   L million   L million    L million   L million
                                 ---------   ---------   ----------   ---------   ---------   ---------   ----------   ---------
Difference between the expected
  and actual return on scheme
  assets (gains)/losses:
  Amount (L million)                   218          59           --         277         154          29           --         183
  Percentage of scheme assets
    (%)                                8.7%       33.1%          --        10.3%        6.5%       21.5%          --         7.3%
Experience (gains) and losses
  on scheme liabilities:
  Amount (L million)                   (20)         10            1          (9)         38           2            1          41
  Percentage of the present
    value of the scheme
    liabilities (%)                   (0.8)%       3.9%         2.6%       (0.3)%       1.4%        0.8%         3.2%        1.4%
Total amount recognised in
  statement of total recognised
  (gains) and losses:
  Amount (L million)                   250          98            3         351         319          51            3         373
  Percentage of the present
    value of the scheme
    liabilities (%)                   10.0%       37.8%         7.9%       12.5%       12.0%       20.8%         9.7%       12.7%
                                 =========   =========   ==========   =========   =========   =========   ==========   =========

The assets and liabilities relating to certain of the overseas pension schemes are subject to final adjustment after the separation of the schemes as part of the disposal of the businesses that support them.

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

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

27.    OTHER INFORMATION

(A)    CONTINGENT LIABILITIES

                                                             As at 31 March              As at
                                                          ---------------------   30 September
                                                               2001        2002           2002
                                                          L million   L million      L million
                                                          ---------   ---------   ------------
Contingent liabilities                                           25          10             30
                                                          =========   =========   ============

The Group is subject to potential and actual legal claims including shareholder class actions and claims relating to contracts, industrial injury and patent infringement. The Group has also provided third party guarantees and performance bonds. The total amount disclosed above represents the Directors' best estimate of possible unprovided exposures that may arise in respect of these legal claims and the guarantees and bonds.

(B)    CAPITAL EXPENDITURE

                                                          As at 31 March                    As at
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Commitments contracted at end of period                 59          93           3              6
                                                 =========   =========   =========   ============

(C)    OPERATING LEASES

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Charges in the period
  Land and buildings                                    30          37          39             19
  Other items                                           15          16          12             12
                                                 ---------   ---------   ---------   ------------
                                                        45          53          51             31
                                                 =========   =========   =========   ============

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                                                                 Year ended           Six months
                                                                  31 March                 ended
                                                            ---------------------   30 September
                                                                 2001        2002           2002
                                                            L million   L million      L million
                                                            ---------   ---------   ------------
Amounts payable under operating leases which fall due in
  the next financial year:
  Land and buildings, leases expiring
     Within one year                                               11           3              5
     Between two and five years                                    22          10             16
     After five years                                              14          44             43
  Other items, leases expiring
     Within one year                                                3           3              3
     Between two and five years                                    12          13             17
     After five years                                               7          --              4
                                                            ---------   ---------   ------------
                                                                   69          73             88
                                                            =========   =========   ============

(D)    FEES PAID TO AUDITORS

                                                                                       Six months
                                                        Year ended 31 March                 ended
                                                 ---------------------------------   30 September
                                                      2000        2001        2002           2002
                                                 L million   L million   L million      L million
                                                 ---------   ---------   ---------   ------------
Audit services                                           2           2           2              1
Audit-related services                                   4           4           4              6
Tax services and other compliance work                   1           1           2              1
Business support and other services                      3           2           3             --
                                                 ---------   ---------   ---------   ------------
                                                        10           9          11              8
                                                 =========   =========   =========   ============

All business support and other services were awarded after a competitive tendering process had been undertaken.

28.    FINANCIAL INSTRUMENTS

TREASURY POLICIES AND ORGANISATION

Marconi plc's Board of Directors has approved the policies and procedures of the Group's treasury function and assigned the co-ordination of the Group's treasury activities to the Group. It does not operate as a profit centre. Treasury advises operational management on treasury matters and undertakes all derivative transactions except certain forward exchange contracts relating to the hedging of foreign currency transaction exposures arising in the operating businesses which have in the past been managed by those operating units as described below. All treasury related transactions undertaken by our operating businesses are required to be in accordance with guidelines laid down by our central treasury function and comply with the group risk management policies.

Short-term debtors and creditors have been excluded from all disclosures within this note except the currency profile.

FINANCIAL INSTRUMENTS

The Group uses financial instruments, including derivatives (principally interest rate swaps, cancellable interest rate swaps, currency swaps and forward foreign currency contracts) to manage interest rate and currency risk exposures.

It is the Group's policy that there is no trading in financial instruments, and all financial instruments are used for the purpose of financing or hedging identified exposures of the Group.

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PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk, counterparty risk and share price risk. The Marconi plc Board reviews and agrees policies for managing each of these, which are summarised below.

LIQUIDITY RISK

The Group has funded its activities through cash generated from its operational activities, the proceeds of disposals, bank borrowings and the debt capital markets.

                                                                 At 31 March                  At
                                                            ---------------------   30 September
                                                                 2001        2002           2002
                                                            L million   L million      L million
                                                            ---------   ---------   ------------
Gross borrowings                                                3,677       4,615          4,281
                                                            =========   =========   ============

The Group's gross borrowings as at 31 March 2001 reflected increased levels of working capital as the businesses grew, including higher than normal inventory of optical components together with increased net capital expenditure of the growth businesses.

The Group's gross borrowings as at 31 March 2002 reflected operating cash outflows and financing transactions in the first half of the year, offset by debt reductions funded from disposal proceeds.

The Group's gross borrowings as at 30 September 2002 reflected the repayment of local borrowings in Italy as a result of the disposal of the Strategic Communications business and a substantial reduction in the sterling value of the US$ denominated debt due to foreign exchange movements.

The Group's net debt was L3,219 million at 30 September 2002 (31 March 2002 L3,254 million, 2001 L3,308 million).

                                                                   At 31 March                  At
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Net debt as reported in the reconciliation of net cash flow
  to movements in net monetary debt                              (3,782)     (3,335)        (3,514)
Net creditor with Marconi plc and fellow subsidiaries of the
  Marconi plc Group                                                 474          81            295
                                                              ---------   ---------   ------------
Net debt as reported in accordance with FRS13 disclosures        (3,308)     (3,254)        (3,219)
                                                              =========   =========   ============

The Group's cash and liquid resources are analysed as follows:

                                                                   At 31 March                  At
                                                              ---------------------   30 September
                                                                   2001        2002           2002
                                                              L million   L million      L million
                                                              ---------   ---------   ------------
Sterling                                                             99         277            149
US dollars                                                           66         726            508
Euro                                                                124         239            352
Other                                                                80         119             53
                                                              ---------   ---------   ------------
                                                                    369       1,361          1,062
                                                              =========   =========   ============

At 30 September 2002, the Group had E3.6 billion (31 March 2002 E3.6 billion, 2001 E7 billion) of syndicated bank facilities. At 30 September 2002 and 31 March 2002 all these syndicated facilities were payable on demand.

As previously disclosed, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and Bondholders

                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

(including the Bond trustees) and also in favour of the ESOP Derivative Banks. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Syndicate Banks and Bondholders.

The interim security arrangements contemplated by the heads of terms were implemented on 13 September 2002, and the balance of the secured cash amounted to L735 million at 30 September 2002. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts will be allowed in accordance with an agreed schedule, subject to specified maximum amounts. This schedule takes account of the Group's anticipated cash inflows and outflows, and is consistent with the Group's expectations as to its liquidity needs in the period prior to the expected completion of the Restructuring.

Further details on the interim security and the Group's liquidity risk are set out in note 1.

INTEREST RATE RISK

It has in the past been Group policy to maintain at least 50 per cent. of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the Restructuring process described above, this has been superseded by the requirement to manage immediate liquidity including the cancellation of all outstanding derivatives positions. Consequently, during the first half of the financial year, out-of-the-money interest rate swap arrangements with fair value of L54 million were converted to new loan agreements, and cash proceeds of L8 million were received from unwinding in-the-money interest rate swap arrangements. At 30 September 2002, 53 per cent. (31 March 2002 57 per cent., 2001 74 per cent.) of the Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 30 per cent. (31 March 2002 43 per cent., 2001 55 per cent.) were at fixed dollar rates of interest and 22 per cent. (31 March 2002 14 per cent., 2001 18 per cent.) were at fixed Euro rates of interest.

In the six months ended 30 September 2002, the average interest rate received on cash and liquid investments was approximately 2.4 per cent. per annum. The largest proportion of investments was in US$ deposits. The Group held an average of approximately $850 million in US$ deposits, earning an average interest rate of 1.75 per cent. per annum.

In the year ended 31 March 2002, the average interest rate received on cash and liquid investments was approximately 5.2 per cent. per annum. The largest proportion of investments was in US dollar deposits -- the Group held an average of approximately $400 million in US dollar deposits, earning an average interest rate of 1.9 per cent. per annum. These US dollar deposits match in part the US dollar borrowings referred to below.

In the year ended 31 March 2001, the average interest rate received on cash and liquid investments was approximately 4.5 per cent. per annum. The largest proportion of investments was in sterling deposits -- the Group held an average of L152 million in sterling deposits, earning an average interest rate of 5.9 per cent. per annum.

Due to the proportion of fixed rate debt, the Group's interest charge has limited exposure to interest rate movements. Consequently an increase in market interest rates of one percentage point would have increased loss before taxation in the six months ended 30 September 2002 by approximately L5 million (year ended 31 March 2002 L12 million, 2001 L4 million).

FOREIGN EXCHANGE RISK

The Group is exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. The main trading currencies of the Group are the US dollar, sterling and the Euro.

The foreign currency management policy of the Group seeks to minimise the impact of fluctuations in exchange rates on future cash flows and requires subsidiaries to hedge firm transaction exposures against their local currency at the time the exposure is identified. These exposures are hedged by the use of spot and forward exchange contracts.

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

PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The Group has overseas subsidiaries that earn profits or incur losses in their local currencies. It is not the Group's policy to hedge the exposures arising from the translation of these overseas results into sterling.

Gross borrowings at 30 September 2002 were L4,281 million (31 March 2002 L4,615 million, 2001 L3,677 million) and approximately 84 per cent. (31 March 2002 86 per cent., 2001 96 per cent.) of these were denominated in foreign currencies in order to form a hedge for the Group's investments in currencies other than sterling. Of these, 61 per cent. (31 March 2002 62 per cent., 2001 59 per cent.) denominated in US dollars formed a hedge for the Group's investment in the US, and 22 per cent. (31 March 2002 23 per cent., 2001 34 per cent.) denominated in Euros formed a hedge for the Group's investments in the Eurozone.

Under UK tax regulations, the Group is exposed to tax on changes in the translations into sterling of its foreign currency borrowings. The Group has in the past had outstanding derivative contracts with certain of its banks to eliminate the cash flow exposure resulting from these tax payments.

No such contracts were outstanding in the six months ended 30 September 2002.

The Group has subsidiaries in most of the European countries which have converted to the Euro, and the major subsidiaries are located in Italy and Germany. Internal Group reporting from companies in the Eurozone was switched to the Euro on 1 April 2001. The programme to ensure that all Eurozone subsidiaries convert in a timely and efficient manner has now been brought to a successful conclusion.

COUNTERPARTY RISK

All deposits are made with creditworthy and authorised counterparties. All forward contracts, swaps, and other derivative contracts, as described above, are similarly managed to ensure that the benefits of such financial hedging are subject to controlled counterparty risk.

In the year ended 31 March 2001, Marconi Finance plc was established to provide finance to customers of the Group. As at 31 March 2001, the Group had committed L170 million of vendor finance to customers of which L135 million had been drawn down.

As at 31 March 2002, the Group had vendor finance commitments of approximately L100 million ($142 million), of which L58 million ($82 million) had been drawn. In addition, the Group provided a $90 million counter-indemnity to Phillips relating to the sale of Medical Systems. Approximately $42 million was paid out against this indemnity during the period to 31 March 2002.

As at 30 September 2002, the Group had vendor finance commitments of approximately L68 million ($107 million) of which L54 million ($84 million) had been drawn.

The Group, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

CONTRACT BONDING FACILITIES

Some customers in the telecommunications market require that bank bonds or surety bonds (issued by insurance companies) are provided to guarantee performance of the supplier. The Group had L221 million of Performance Bonds outstanding as at 30 September 2002 with both banks and insurance companies worldwide. The reduction from L500 million of bonds outstanding at 31 March 2002 was mainly the result of the disposal of Strategic Communications. Some of these bonds were covered by counter-indemnities from Corp and others have counter indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing Restructuring, all Performance Bonds currently have to be fully cash collateralised under a bonding facility agreed with some of the Group's relationship banks. Since February 2002,

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--------------------------------------------------------------------------------

Marconi Bonding Ltd (a special purpose vehicle used for this purpose) has procured the issue of approximately L80 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

INSURANCE RISK MANAGEMENT

The Group manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers' and public and products' liability. The Group maintains the types of property and liability insurance which the Directors regard as appropriate given the nature of the risks run in the course of its business, and for amounts which they consider adequate.

When considering the appropriateness of insurance cover, the Directors have made detailed assessments of insurable risks using both in-house professionals and the advice of insurance brokers. The Directors have determined what they believe to be the appropriate level of cover having regard, among other things, to the Group's loss record, the industry in which it operates, its risk tolerance level, the cost of cover relative to the risk, customer and legal requirements and any relevant and available information on the levels of cover typically purchased by other comparable companies which operate in the Group's industry.

The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance spend are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers.

MARCONI PLC SHARE PRICE RISK

The Group has, in the past, issued share options to its employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOPs"). Under these plans, options may be satisfied by way of a transfer of existing Marconi plc Shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new Marconi plc Shares.

From January 2000, in order to hedge part of the potential cost of the plans estimated at that time, the independent trustee of the MET, Bedell Cristin Trustees Limited ("BCT"), entered into swap contracts with three financial institutions (the ESOP Derivative Banks) to purchase a total of 40 million shares in the future at prices which were fixed at the date of the contract. At 30 September 2002, the purchase of 38.5 million shares under these contracts was outstanding. The Group's maximum exposure under the contracts is L337 million, plus accrued finance charges. This amount had been accrued at 30 September 2002. Certain contracts require the BCT to deposit cash collateral with the relevant ESOP Derivative Banks if the share price falls to certain levels stipulated in those contracts. The Group, at the request of Marconi plc, funds the provision of this collateral. At 30 September 2002, L214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in Marconi plc's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised. Following completion of the proposed Restructuring, existing Marconi plc options will no longer be exercisable.

The remaining principal amount of L123 million under these contracts, together with accrued finance charges of L44 million at 30 September 2002 is the subject of claims brought against the Group by the ESOP Derivative Banks. As part of the Group's proposed Restructuring, it was agreed on 28 August 2002 that L170 million of the Group's cash will be restricted and will be deposited in an escrow account pending settlement of potential liabilities in respect of these claims. Further information relating to the proposed post balance sheet settlement of these claims is set out in note 29.

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EXCHANGE RATE SENSITIVITY

                                                                Percentage reduction in Group
                                                               reported sterling operating loss
                                                                 before goodwill amortisation
                                                                    and exceptional items
                                                              ----------------------------------
                                                                For the year             For the
                                                                   ended              six months
                                                                  31 March                 ended
                                                              ----------------      30 September
                                                                2001      2002              2002
                                                              ------    ------    --------------
10 PER CENT. REDUCTION IN THE VALUE OF:
US dollar                                                      (2.1)     (3.6)             (2.4)
Euro-traded currencies                                         (2.8)     (0.6)             (3.9)
Other                                                          (0.3)     (0.4)             (0.8)
                                                               ----      ----      ------------
Total                                                          (5.2)     (4.6)             (7.1)
                                                               ====      ====      ============

(A)    CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

Financial assets

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Group's financial assets is as follows:

AT 31 MARCH 2001

                                                                             Fixed rate                      Non-interest
                                    Floating       Fixed   Non-interest         average     Fixed rate   bearing weighted
                           Total        rate        rate        bearing   interest rate       weighted     average period
                       L million   L million   L million      L million               %   period years              years
                       ---------   ---------   ---------   ------------   -------------   ------------   ----------------
Sterling                     100          95           4              1           5.0             0.1                3.2
US dollar                     77          44          22             11           5.2             1.0                3.6
Euro                         127         120           4              3           3.0             1.0                1.5
Other                         91          74           6             11           3.3             0.5                3.8
                       ---------   ---------   ---------   ------------    ----------      ----------     --------------
Total                        395         333          36             26           4.6             0.8                3.4
                       ---------   ---------   ---------   ------------    ----------      ----------     --------------
Analysed between:
Cash and bank
  deposits repayable
  on demand (note 18)        118         104          14             --
Liquid resources
  (note 18)                  251         229          22             --
Long-term debtors and
  amounts recoverable
  on contracts                26          --          --             26
                       ---------   ---------   ---------   ------------
                             395         333          36             26
                       =========   =========   =========   ============

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--------------------------------------------------------------------------------

AT 31 MARCH 2002

                                                                                                     Non-interest
                                                                           Fixed rate                     bearing
                                                                              average   Fixed rate       weighted
                                     Floating       Fixed   Non-interest     interest     weighted        average
                            Total        rate        rate        bearing         rate       period         period
                        L million   L million   L million      L million            %        years          years
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                      277         277          --             --           --           --             --
US dollar                     726         726          --             --           --           --             --
Euro                          255         239          --             16           --           --            1.4
Other                         119         119          --             --           --           --             --
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                       1,377       1,361          --             16           --           --            1.4
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Cash and bank deposits
  repayable on demand
  (note 18)                 1,296       1,296          --             --
Liquid resources (note
  18)                          65          65          --             --
Long-term debtors and
  amounts recoverable
  on contracts                 16          --          --             16
                        ---------   ---------   ---------   ------------
                            1,377       1,361          --             16
                        =========   =========   =========   ============

AT 30 SEPTEMBER 2002

                                                                                                            Non-interest
                                                                                  Fixed rate                     bearing
                                                                                     average   Fixed rate       weighted
                                            Floating       Fixed   Non-interest     interest     weighted        average
                                   Total        rate        rate        bearing         rate       period         period
                               L million   L million   L million      L million            %        years          years
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                             149         149          --             --           --           --             --
US dollar                            508         508          --             --           --           --             --
Euro                                 355         352          --              3           --           --            1.9
Other                                 53          53          --             --           --           --             --
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                              1,065       1,062          --              3           --           --            1.9
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Cash and bank deposits
  repayable on demand (note
  18)                                918         918          --             --
Liquid resources (note 18)           144         144          --             --
Long-term debtors and amounts
  recoverable on contracts             3          --          --              3
                               ---------   ---------   ---------   ------------
                                   1,065       1,062          --              3
                               =========   =========   =========   ============

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--------------------------------------------------------------------------------

Financial liabilities

After taking into account interest rate swaps and forward currency contracts, the interest rate profile of the Group's financial liabilities is as follows:

AT 31 MARCH 2001

                                                                                                            Non-interest
                                                                                                                 bearing
                                                                                  Fixed rate   Fixed rate       weighted
                                            Floating       Fixed   Non-interest      average     weighted        average
                                   Total        rate        rate        bearing     interest       period         period
                               L million   L million   L million      L million       rate %        years          years
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                             195         147          --             48           --           --            9.2
US dollar                          2,172         148       2,024             --          7.3         14.9             --
Euro                               1,273         593         674              6          6.2          8.5            1.5
Other                                 91          76          15             --         10.5          0.4             --
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                              3,731         964       2,713             54          7.0         13.2            8.3
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
  Borrowings (note 20)             3,677         964       2,713             --
  Long-term trade creditors
     and payments in advance          54          --          --             54
                               ---------   ---------   ---------   ------------
                                   3,731         964       2,713             54
                               =========   =========   =========   ============
Maturity profile of financial
  liabilities
  In one year or less, or on
     demand                        1,407
  In more than one year, but
     no more than two years           42
  In more than two years, but
     no more than five years         365
  In more than five years          1,917
                               ---------
                                   3,731
                               =========

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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

AT 31 MARCH 2002

                                                                                                            Non-interest
                                                                                                                 bearing
                                                                                  Fixed rate   Fixed rate       weighted
                                            Floating       Fixed   Non-interest      average     weighted        average
                                   Total        rate        rate        bearing     interest       period         period
                               L million   L million   L million      L million       rate %        years          years
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                             683         680          --              3           --           --            1.9
US dollar                          2,842         809       2,010             23          7.3         13.9            2.1
Euro                               1,049         403         643              3          6.3          7.7            1.7
Other                                 70          70          --             --           --           --             --
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                              4,644       1,962       2,653             29          7.1         12.4            2.1
                               ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Borrowings (note 20)               4,615       1,962       2,653             --
Long-term trade creditors and
  payments in advance                 29          --          --             29
                               ---------   ---------   ---------   ------------
                                   4,644       1,962       2,653             29
                               =========   =========   =========   ============
Maturity profile of financial
  liabilities
In one year or less, or on
  demand                           2,436
In more than one year, but no
  more than two years                 25
In more than two years, but
  no more than five years            326
In more than five years            1,857
                               ---------
                                   4,644
                               =========

Floating rate borrowings and assets bear interest based on relevant national LIBOR equivalents.

                                       175
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--------------------------------------------------------------------------------

AT 30 SEPTEMBER 2002

                                                                                                     Non-interest
                                                                           Fixed rate                     bearing
                                                                              average   Fixed rate       weighted
                                     Floating       Fixed   Non-interest     interest     weighted        average
                            Total        rate        rate        bearing         rate       period         period
                        L million   L million   L million      L million            %        years          years
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Sterling                      682         682          --             --           --           --             --
US dollar                   2,608       1,316       1,292             --          8.1         16.6             --
Euro                          956          --         956             --          6.0          5.9             --
Other                          35          35          --             --           --           --             --
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Total                       4,281       2,033       2,248             --          7.2         12.0             --
                        ---------   ---------   ---------   ------------   ----------   ----------   ------------
Analysed between:
Borrowings (note 20)        4,281       2,033       2,248             --
Long-term trade
  creditors and
  payments in advance          --          --          --             --
                        ---------   ---------   ---------   ------------
                            4,281       2,033       2,248             --
                        =========   =========   =========   ============
Maturity profile of
  financial
  liabilities
In one year or less,
  or on demand              2,190
In more than one year,
  but no more than two
  years                         4
In more than two
  years, but no more
  than five years             325
In more than five
  years                     1,762
                        ---------
                            4,281
                        =========

(B)    CURRENCY PROFILE

After taking into account the effects of currency swaps and forward foreign exchange contracts, the Group's currency exposures, excluding borrowings treated as hedges, were as follows:

AT 31 MARCH 2001

                                             Net foreign currency monetary assets/(liabilities)
                                         ----------------------------------------------------------
                                          Sterling   US dollars        Euro       Other       Total
Functional currency of Group operation   L million    L million   L million   L million   L million
--------------------------------------   ---------   ----------   ---------   ---------   ---------
Sterling                                        --            6           1          12          19
US dollar                                        1           --           1         (16)        (14)
Euro                                            46           --          --           7          53
Other                                            7            4           4          --          15
                                         ---------   ----------   ---------   ---------   ---------
Total                                           54           10           6           3          73
                                         =========   ==========   =========   =========   =========

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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

AT 31 MARCH 2002

                                                 Net foreign currency monetary assets/(liabilities)
                                             ----------------------------------------------------------
                                              Sterling   US dollars        Euro       Other       Total
Functional currency of Group operation       L million    L million   L million   L million   L million
--------------------------------------       ---------   ----------   ---------   ---------   ---------
Sterling                                            --          (16)       (193)         20        (189)
US dollar                                           --           --          --          26          26
Euro                                                17           --          --          15          32
Other                                                2            3          --          --           5
                                             ---------   ----------   ---------   ---------   ---------
Total                                               19          (13)       (193)         61        (126)
                                             =========   ==========   =========   =========   =========

AT 30 SEPTEMBER 2002

                                                 Net foreign currency monetary assets/(liabilities)
                                             ----------------------------------------------------------
                                              Sterling   US dollars        Euro       Other       Total
Functional currency of Group operation       L million    L million   L million   L million   L million
--------------------------------------       ---------   ----------   ---------   ---------   ---------
Sterling                                            --         (299)       (450)         19        (730)
US dollar                                           --           --          --           6           6
Euro                                                17           11          --           8          36
Other                                                4           25           2          --          31
                                             ---------   ----------   ---------   ---------   ---------
Total                                               21         (263)       (448)         33        (657)
                                             =========   ==========   =========   =========   =========

The Group's net monetary debt and net assets by currency are as follows:

AT 31 MARCH 2001

                                                              Net assets
                                                              before net         Net              Net
                                                                monetary    monetary   (liabilities)/
                                                                    debt        debt           assets
Functional currency of Group operation                         L million   L million        L million
--------------------------------------                        ----------   ---------   --------------
Sterling                                                           1,234      (3,643)          (2,409)
US dollar                                                          6,124          21            6,145
Euro                                                                 597        (184)             413
Other                                                                261          24              285
                                                              ----------   ---------   --------------
Total                                                              8,216      (3,782)           4,434
                                                              ==========   =========   ==============

AT 31 MARCH 2002

                                                              Net assets
                                                              before net         Net              Net
                                                                monetary    monetary   (liabilities)/
                                                                    debt        debt           assets
Functional currency of Group operation                         L million   L million        L million
--------------------------------------                        ----------   ---------   --------------
Sterling                                                          (1,244)     (3,398)          (4,642)
US dollar                                                          2,083          52            2,135
Euro                                                                 329          17              346
Other                                                                151          (6)             145
                                                              ----------   ---------   --------------
Total                                                              1,319      (3,335)          (2,016)
                                                              ==========   =========   ==============

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PART IV -- FINANCIAL INFORMATION

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AT 30 SEPTEMBER 2002

                                                           Net assets
                                                           before net         Net              Net
                                                             monetary    monetary   (liabilities)/
                                                                 debt        debt           assets
Functional currency of Group operation                      L million   L million        L million
--------------------------------------                     ----------   ---------   --------------
Sterling                                                       (1,471)    (3,580)           (5,051)
US dollar                                                       1,767         17             1,784
Euro                                                             (126)        59               (67)
Other                                                             133        (10)              123
                                                           ----------   --------    --------------
Total                                                             303     (3,514)           (3,211)
                                                           ==========   ========    ==============

(C)    FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The book values and fair values of the Group's financial assets and liabilities are as follows:

                                           Book Value                             Fair value
                              ------------------------------------   ------------------------------------
                                   At 31 March                  At        At 31 March                  At
                              ---------------------   30 September   ---------------------   30 September
                                   2001        2002           2002        2001        2002           2002
                              L million   L million      L million   L million   L million      L million
                              ---------   ---------   ------------   ---------   ---------   ------------
Short-term financial
  liabilities and current
  portion of long-term
  borrowings                     (1,407)     (2,436)        (2,190)     (1,407)     (2,436)          (311)
Long-term borrowings and
  long-term financial
  liabilities                    (2,324)     (2,208)        (2,091)     (2,257)       (707)          (338)
Financial assets                    395       1,377          1,065         387       1,376          1,065
Interest rate swaps                  --          --             --          (7)         (1)           (25)
Forward foreign currency
  contracts                          --          --             --           6          --             --
Tax equalisation swaps              (25)         --             --         (13)         --             --
Equity swaps                        (13)       (160)          (167)       (215)       (160)          (167)
                              =========   =========   ============   =========   =========   ============

The fair values of the traded outstanding long-term borrowings and tax equalisation swaps have been determined by references available from the markets on which the instruments are traded. Forward foreign currency contracts, interest rate swaps and other fair values have been calculated by discounting cash flows at prevailing interest rates.

The book value of the equity swap reflects the existing provisions in respect of the share option scheme exposures to which the swap relates. The fair value includes accrued interest of L44 million (31 March 2002 L40 million, 2001 L23 million) which is fully provided for in the book value. The book and fair values are net of collateral paid of L214 million (31 March 2002 L214 million). This treatment reflects the change in circumstances due to share price movements in previous periods.

(D)    GAINS AND LOSSES ON HEDGES

The Group enters into forward foreign exchange contracts to eliminate the currency exposure arising on sales and purchases denominated in foreign currencies as soon as there is a firm contractual commitment. It also uses interest rate swaps to manage its interest rate profile.

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                                                PART IV -- FINANCIAL INFORMATION

--------------------------------------------------------------------------------

An analysis of these unrecognised gains and losses is as follows:

                                                                                        Total net
                                                               Gains      Losses   gains/(losses)
                                                           L million   L million        L million
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 1 April 2000          143         (13)             130
Gains and losses arising in previous periods that were
  recognised in the year                                         (78)          2              (76)
                                                           ---------   ---------   --------------
Gains and losses arising before 1 April 2000 that were
  not recognised in the year                                      65         (11)              54
Gains and losses arising in the year to 31 March 2001
  that were not recognised in the year                           (49)        (87)            (136)
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 1 April 2001           16         (98)             (82)
Gains and losses arising in previous years that were
  recognised in the year                                         (16)          2              (14)
                                                           ---------   ---------   --------------
Gains and losses arising before 1 April 2001 that were
  not recognised in the year                                      --         (96)             (96)
Gains and losses arising in the year to 31 March 2002
  that were not recognised in the year                            23          72               95
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 31 March 2002          23         (24)              (1)
Gains and losses arising before 1 April 2002 that were
  not recognised in the period                                    --          (5)              (5)
Gains and losses arising in the six month period to 30
  September 2002 that were not recognised in the period           --         (20)             (20)
                                                           ---------   ---------   --------------
Unrecognised gains and losses on hedges at 30 September
  2002                                                            --         (25)             (25)
                                                           =========   =========   ==============
Of which:
Gains and losses expected to be recognised in the period
  to 31 March 2003                                                --         (25)             (25)
                                                           ---------   ---------   --------------
Gains and losses expected to be recognised in the period
  to 31 March 2004 or later                                       --          --               --
                                                           =========   =========   ==============

L1 million of the gains and L1 million of the losses unrecognised at 31 March 2002 were expected to have been recognised in the profit and loss account for the six months ended 30 September 2002.

The cumulative aggregate gains and losses which are carried forward in the balance sheet pending their inclusion in the profit and loss account total Lnil (31 March 2002 Lnil, 2001 L25 million) of which Lnil (31 March 2002 Lnil, 2001 L8 million) is expected to be included in the profit and loss account in the next accounting period. Aggregate gains of Lnil from previous years were recognised in the profit and loss account for the six months ended 30 September 2002 (year ended 31 March 2002 L25 million, 2001 L16 million).

In addition to the amounts disclosed above, cumulative aggregate gains of L30 million and losses of L56 million in respect of terminated interest rate swaps were carried forward in the balance sheet as at 30 September 2002 pending their recognition in the profit and loss account (31 March 2002 gains of L27 million, 2001 gains of L40 million). Of these carried forward gains and losses, gains of L7 million and losses of L4 million are expected to be recognised in the profit and loss account in the next accounting period (31 March 2002 gains of L11 million, 2001 gains of L12 million). Aggregate related gains of L6 million from previous years were recognised in the profit and loss account in the period (year ended 31 March 2002 L12 million, 2001 Lnil).

29.    POST BALANCE SHEET EVENTS

On 7 February 2003 the Group announced that it had agreed in principle with Barclays Bank PLC, Salomon Brothers International Limited and UBS AG to settle potential claims under ESOP derivative arrangements. This

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--------------------------------------------------------------------------------

settlement is conditional upon the Marconi Corporation plc scheme of arrangement becoming effective. At this point, all claims against Marconi plc, Marconi Corporation plc and its subsidiaries in respect of this matter will be waived and the total liabilities recorded within liability provisions and net debt of L169 million will be released for a consideration of L35 million.

On 24 February 2003, Marconi announced that, following approval from the High Court in the United Kingdom, Marconi Corporation plc had completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, Marconi received net cash proceeds of approximately L41 million.

30.    ULTIMATE CONTROLLING PARTY

At 30 September 2002, the Directors regarded Marconi plc, a company incorporated in Great Britain, as the ultimate parent company and the ultimate controlling party.

Marconi plc is the parent company of the largest and smallest group of which the Company is a member and for which group financial statements are drawn up. Copies of their statutory financial statements are available from The Secretary, Marconi plc, New Century Park, PO Box 53, Coventry, Warwickshire CV3 1HJ.

As subsidiary undertakings of Marconi plc, the Company and its Subsidiary undertakings (90 per cent. or more of whose voting rights are controlled within the group), have taken advantage of the exemption in FRS 8 "Related party disclosures" from disclosing transactions with other members of the group headed by Marconi plc.

Yours faithfully

(-s- DELOITTE & TOUCHE)

Deloitte & Touche

                                       180
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--------------------------------------------------------------------------------

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma consolidated balance sheet set out below is based on the consolidated balance sheet of the Marconi Corporation Group as at 30 September 2002 as set out in Part IV: Financial information after making adjustments on the basis set out below.

The unaudited pro forma consolidated balance sheet has been prepared to illustrate the effect of the Marconi Corporation Scheme and Capital Reduction on the 30 September 2002 consolidated balance sheet as if the Marconi Corporation Scheme and the Capital Reduction had been completed at that date. No adjustments have been made to reflect any transactions other than as described in this section. In particular, no account has been taken for any subsequent transactions including, but not limited to, trading activities and restructuring costs, and the impact such transactions will have on the consolidated balance sheet.

The pro forma information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the consolidated balance sheet which would have been reported if it had been drawn up on the effective date of the transactions assumed.

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UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                 As at 30 September 2002
                                                        -----------------------------------------
                                                              Marconi
                                                          Corporation                   Pro forma
                                                                Group                     Marconi
                                                         Consolidated                 Corporation
                                                        balance sheet   Adjustments         Group
                                                 Note       L million     L million     L million
                                                 ----   -------------   -----------   -----------
                                                                    a
FIXED ASSETS
Goodwill                                                          672            --           672
Tangible assets                                                   329            --           329
Investments:
  Joint ventures -- share of net assets                            35            --            35
  Associates                                                       69            --            69
  Other Investments                                                17            --            17
                                                                  121            --           121
                                                        -------------   -----------   -----------
                                                                1,122            --         1,122
                                                        -------------   -----------   -----------
CURRENT ASSETS
Stocks and contracts in progress                                  356            --           356
Debtors: amounts falling due within one year                      803            --           803
Debtors: amounts falling due after more than
  one year                                                         59            --            59
Cash at bank and in hand                            c           1,062          (340)          722
                                                        -------------   -----------   -----------
                                                                2,280          (340)        1,940
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR      d          (3,611)        2,377        (1,234)
                                                        -------------   -----------   -----------
NET CURRENT (LIABILITIES)/ASSETS                               (1,331)        2,037           706
                                                        -------------   -----------   -----------
TOTAL ASSETS LESS CURRENT LIABILITIES                            (209)        2,037         1,828
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN
  ONE YEAR                                          e          (2,107)        1,301          (806)
PROVISIONS FOR LIABILITIES AND CHARGES              f            (456)           18          (438)
                                                        -------------   -----------   -----------
NET (LIABILITIES)/ASSETS BEFORE RETIREMENT
  DEFICITS                                                     (2,772)        3,356           584
Retirement benefit scheme deficits                               (439)           --          (439)
                                                        -------------   -----------   -----------
NET (LIABILITIES)/ASSETS AFTER RETIREMENT
  BENEFIT DEFICITS                                             (3,211)        3,356           145
                                                        =============   ===========   ===========
CAPITAL AND RESERVES
Called-up share capital                             g             143           (93)           50
Share premium account                               g             700          (700)           --
Capital redemption reserve                          g               9            --             9
Capital reduction reserve                           g              --         1,382         1,382
Profit and loss account                             g          (4,072)        2,767        (1,305)
                                                        -------------   -----------   -----------
Equity shareholders' interests                                 (3,220)        3,356           136
Equity minority interests                                           9            --             9
                                                        -------------   -----------   -----------
                                                               (3,211)        3,356           145
                                                        =============   ===========   ===========

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                             PART V -- UNAUDITED PRO FORMA FINANCIAL INFORMATION

--------------------------------------------------------------------------------

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET:

a. The balance sheet information for the Marconi Corporation Group as at 30 September 2002 has been extracted without adjustment from the Accountants' Report as set out in Part IV: Financial information of this document.

b. As noted in Part VII: Further information relating to the Restructuring, the Marconi Corporation Directors estimate the total Scheme Claims to be compromised by the Marconi Corporation Scheme will be L5.128 billion, made up as follows:

                                                                    L million
                                                                    ---------
      -- Bank Facility and Bond debt (including Ancrane Bonds)         L4,283
      -- Indirect claims by Marconi plc (excluding Ancrane Bonds)         378
      -- Other third party and associated company claims                  467

       However, the adjustments in relation to the Marconi Corporation Scheme illustrated below show the effect only of those Scheme Claims against Marconi Corporation that were recognised in the 30 September 2002 consolidated balance sheet and that are expected to be compromised by the Marconi Corporation Scheme.

c. The adjustment of L340 million to Cash at bank and in hand relates to the cash payment of L340 million to be made under the Marconi Corporation Scheme as described in Part VII: Further information relating to the Restructuring.

d. The adjustment of L2,377 million to Creditors: Amounts falling due within one year relates to the cancellation of Scheme Claims against Marconi Corporation, as described in Part VII: Further information relating to the Restructuring, comprising the amounts below which are included in the consolidated balance sheet at 30 September 2002:

                                                                    L million
                                                                    ---------
      Cancellation of Scheme Claims:
      -- Bank loans and overdrafts -- repayable on demand               2,068
      -- Debentures                                                        31
      -- Amounts due to Marconi plc and non transferring
        subsidiaries                                                      242
      -- Amounts due to other creditors                                    36
                                                                    ---------
                                                                        2,377
                                                                    =========

e. The adjustment of L1,301 million to Creditors: Amounts falling due after more than one year relates to the cancellation of Scheme claims against Marconi Corporation, in respect of amounts included in the 30 September 2002 consolidated balance sheet, as described in Part VII: Further information relating to the Restructuring, and the issue of Senior Notes and Junior Notes in part consideration for the cancellation of Scheme Claims, as presented below:

                                                                    L million
                                                                    ---------
      Cancellation of Scheme Claims -- Bonds due over one year          2,059
      Principal amount of new debt to be issued:
      -- Senior Notes (due April 2008)                                   (450)
      -- Junior Notes (due October 2008)                                 (308)
                                                                    ---------
                                                                        1,301
                                                                    =========

     The amount of L308 million shown in respect of the Junior Notes (due October 2008) represents US$300 million, translated at the 30 September 2002 exchange rate of $1.57/L, and a further L117.27 million, as described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

                                       183
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PART V -- UNAUDITED PRO FORMA FINANCIAL INFORMATION

--------------------------------------------------------------------------------

f. The adjustment of L18 million to Provisions for liabilities and charges relates to amounts provided in the 30 September 2002 consolidated balance sheet in relation to litigation and other matters to be compromised by the Marconi Corporation Scheme.

g. The adjustments to Capital and Reserves in the consolidated balance sheet which are set out in the table below relate not only to the issue of Marconi Corporation Shares in part consideration for the cancellation of Scheme Claims, as described in further detail in Part VII: Further information relating to the Restructuring, but also to the subsequent Capital Reduction of the existing called up share capital and share premium account and the share premium account created on the issue of the Marconi Corporation Shares, as described in further detail in Part VI:
       Further information relating to the Restructuring.

                                                                                   Capital
                                                                                 reduction
                                            Effect of                             of share
                                              Marconi                              premium
                                          Corporation          Capital          account in
                                               Scheme     reduction of          respect of
                                            and issue   existing share             Marconi
                                           of Marconi      capital and         Corporation
                                   Corporation Shares         reserves       Shares issued
                                                  (i)             (ii)               (iii)       Total
                                            L million        L million           L million   L million
                                   ------------------   --------------   -----------------   ---------
      Called-up share capital                      50             (143)                 --         (93)
      Share premium account                     3,306             (700)             (3,306)       (700)
      Capital reduction reserve                    --               --               1,382       1,382
      Profit and loss account                      --              843               1,924       2,767

      i) These adjustments relate to the issue of 1 billion new ordinary Marconi Corporation Shares at 5p nominal value in partial consideration for the cancellation of Scheme Claims as described in further detail in the Description of Schemes in Part VII: Further information relating to the Restructuring. The share premium account balance is calculated as the excess of the cancelled Scheme Claims over the amount of cash paid, the principal amount of the new debt to be issued, and the nominal value of Marconi Corporation Shares issued as shown below:

                                                                         L million
                                                                         ---------
           Cancelled Scheme Claims:
           -- Creditors: Amounts falling due within one year (note d)        2,377
           -- Cancelled bonds included within creditors falling due
             after more than one year (note e)                               2,059
           -- Provisions for liabilities and charges (note f)                   18
           Cash paid (note c)                                                 (340)
           Senior Notes and Junior Notes issued (note e)                      (758)
                                                                         ---------
                                                                             3,356
                                                                         =========
           Nominal value of Marconi Corporation Shares issued                   50
           Share premium on Marconi Corporation Shares issued                3,306
                                                                         ---------
                                                                             3,356
                                                                         =========

      ii) These adjustments relate to the Capital Reduction of Marconi Corporation existing called-up share capital and share premium account to create a reserve of L843 million which is applied to reduce the brought forward deficit on the Marconi Corporation company only profit and loss account.

      iii) These adjustments relate to the Capital Reduction of all of the share premium account created on the issue of the Marconi Corporation Shares, as described in i) above, to further reduce the remaining brought forward deficit on the profit and loss account to zero.

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                             PART V -- UNAUDITED PRO FORMA FINANCIAL INFORMATION

--------------------------------------------------------------------------------

          Any surplus Capital Reduction is applied to create a capital reduction reserve in Marconi Corporation's company only and consolidated balance sheets. The effect of these reductions on Marconi Corporation's profit and loss account in the company only balance sheet as at 30 September 2002, and the calculation of the credit to the company only and consolidated capital reduction reserve is illustrated in the table below:

                                                                         L million
                                                                         ---------
           Marconi Corporation -- company only profit and loss account as contained in Marconi Corporation's company only balance
             sheet as at 30 September 2002 (unaudited)                      (2,767)
           Capital Reduction of existing share capital and share
             premium account                                                   843
           Capital Reduction of share premium account on Marconi
             Corporation Shares issued                                       3,306
                                                                         ---------
           Capital reduction reserve created as at 30 September 2002         1,382
                                                                         =========

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PART V -- UNAUDITED PRO FORMA FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                                                    (LETTERHEAD MASTHEAD)

The Directors and Proposed Directors
Marconi Corporation plc
New Century Park
PO Box 53
Coventry
Warwickshire
CV3 1HJ

Lazard Brothers & Co., Limited
21 Moorfields
London
EC2P 2HT

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

                                                                   31 March 2003

Dears Sirs

MARCONI CORPORATION PLC -- PROPOSED FINANCIAL RESTRUCTURING OF MARCONI PLC AND MARCONI CORPORATION PLC (THE "RESTRUCTURING") AND SUBSEQUENT CAPITAL REDUCTION

We report on the unaudited pro forma consolidated balance sheet ("pro forma financial information") set out in Part V of the prospectus dated 31 March, 2003 issued by Marconi Corporation plc ("the Prospectus"). The pro forma financial information has been prepared for illustrative purposes only to provide information about how the Marconi Corporation Scheme and Capital Reduction as defined in the prospectus might have affected the financial information presented.

RESPONSIBILITIES

It is the responsibility solely of the Directors of Marconi Corporation plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority ("Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you.

                                       186
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                             PART V -- UNAUDITED PRO FORMA FINANCIAL INFORMATION

--------------------------------------------------------------------------------

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Marconi Corporation plc.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

OPINION

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of Marconi Corporation plc; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

(-s- DELOITTE & TOUCHE)

Deloitte & Touche

          PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002
--------------------------------------------------------------------------------

The following is derived without material amendment from the Marconi plc operational and financial review for the three months ended 31 December 2002, which was published on 18 March 2003 and which is unaudited. The financial information in this Part has not been audited and does not constitute statutory accounts within the meaning of the Companies Act. The information in this Part relates to Marconi plc. The major profit and loss differences between the unaudited consolidated results of Marconi plc and Marconi Corporation for the third quarter ended 31 December 2002 and the major balance sheet differences between the unaudited consolidated financial position of Marconi plc and Marconi Corporation as at 31 December 2002 are set out under the heading "Basis of preparation" below.

Audited financial information for Marconi Corporation for the three years ended 31 March 2002 and six months ended 30 September 2002 is set out in Part IV -- Financial Information.

                                  MARCONI PLC
                        OPERATIONAL AND FINANCIAL REVIEW
                  FOR THE THREE MONTHS ENDED 31 DECEMBER 2002

FORWARD-LOOKING STATEMENTS

This Operational and Financial Review contains certain statements that are or may be forward-looking. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. These factors and other factors that could affect these forward-looking statements are described in Marconi plc's Form 20-F report and Form 6-K reports filed with the US Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OVERVIEW

Overall conditions in the telecommunications market remained tough during the third quarter. Trading levels in EMEA in the third quarter remained stable despite the continuing difficult market environment. Marconi is now beginning to observe some slowing of business in the Middle East as a result of the current political environment. The North American market continues to be characterised by further tightening of capital expenditure by a number of large telecom operators, particularly towards the end of their financial years in December. In Central and Latin America ("CALA"), the market was relatively stable during the quarter although capital expenditure amongst major operators in the region remained at a low level. In Asia-Pacific ("APAC"), while the market remains buoyant in Australia, conditions in the Chinese market are more difficult as a result of delays in capital expenditure due to the re-organisation of key customers, delays to the roll-out of certain network build projects and increased pricing pressure on new business.

Despite the difficult market environment, the Group continued to make significant progress during the quarter towards its targets to improve operating performance in the Core business. In particular compared to the previous quarter, further cost savings achieved during the period led to an approximate
0.5 percentage point increase in Core gross margin (before exceptional items) to
22.1 per cent and an approximate L85 million reduction in Core operating cost run-rate (before goodwill amortisation and exceptional items) to L550 million at 31 December 2002. Headcount reductions are a major driver of the Group's cost reduction initiatives. At 31 December 2002, the Group employed approximately 16,000 employees in its Core business, down from just over 19,000 at 30 September 2002.

The Group's improved operating performance combined with further progress in all areas of working capital management, led to a significant improvement in adjusted operating cash flow, with the Group recording an operating cash inflow (before exceptional items) of L72 million during the quarter. Non-operating and exceptional cash outflows (excluding tax) of L88 million relating mainly to the Group's ongoing operational and

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--------------------------------------------------------------------------------

financial restructuring processes and interest paid were partially offset by a net L45 million tax repayment received during the period. In total during the third quarter, the Group generated cash of L29 million before use of liquid resources and financing.

The Group was awarded a number of important business wins during the period. These included the first European sale of the Group's BXR-48000 multi-service switch-router to a large financial institution and the first sale of the Group's recently launched Softswitch to Jersey Telecom. In addition, since the beginning of calendar year 2003, the Group has announced two major new business wins from Telecom Italia: a Euro 80 million (approximately L50 million) frame contract for the supply of the Access Hub and a new 2-year frame contract estimated at approximately Euro 15 million (approximately L10 million) to build an optical backbone network architecture based on the Group's recently launched next generation digital cross-connect, the MSH2K.

BOARD

During the third quarter and more recently, Marconi has announced a number of changes to the Boards of Directors as a result of which the Boards of Marconi Corporation and Marconi plc now comprises:

Executive Directors.........    Mike Parton                     Chief Executive Officer
                                Mike Donovan                    Chief Operating Officer
                                Chris Holden                    Interim Chief Financial
                                                                Officer
Non-Executive Directors.....    John Devaney                    Chairman
                                Kent Atkinson                   Chairman of Audit Committee
                                Derek Bonham*
                                Ian Clubb(1)                    Chairman of Remuneration
                                                                Committee
                                Kathleen Flaherty(1)
                                Werner Koepf

---------------

(1) Ian Clubb and Kathleen Flaherty have agreed to become members of the Marconi Corporation Board on Listing of the Marconi Corporation Shares, Warrants and Notes. They are not, and have not agreed to become members of the Marconi plc Board.

*  Member of the Board of Marconi plc only.

Please refer to the Group's announcements dated 14 November 2002, 16 December 2002 and 14 March 2003 for full details of these board changes.

FINANCIAL RESTRUCTURING

On 29 August 2002, Marconi announced that it had concluded non-binding indicative heads of terms for the financial restructuring of Marconi plc and its wholly owned subsidiary Marconi Corporation (the "Restructuring").

On 13 September 2002, Marconi announced that, in accordance with the heads of terms, interim security over the balance of the lockbox accounts established in April 2002 had been granted in favour of the Group's Syndicate Banks, Bondholders (including the Bond trustees) and certain ESOP Derivative Banks.

On 16 December 2002, Marconi concluded modifications to the heads of terms. The terms of the Restructuring as updated by these modifications were in most respects, including the initial cash distribution, the same as those announced by Marconi on 29 August 2002.

On 7 February 2003, Marconi announced that Marconi plc and Marconi Corporation had reached agreement in principle with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Documentation reflecting this settlement has now been concluded. As a result of this settlement, the initial cash distribution to be made as part of the Restructuring is to be increased by L135 million, in return for a L123 million reduction in the face value of the Junior Notes to be issued as part of the Restructuring (ie equivalent to redemption at 110 per cent. of face value).

In the 7 February 2003 announcement, Marconi also indicated that the initial cash distribution was to be increased by an additional L20 million (to a total of L320 million) in replacement of the surplus cash element of the excess cash mechanism outlined in the Group's announcement of 16 December 2002. This L320 million

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PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

figure is in addition to L95 million which, as previously announced, has already been paid on interest accrued on Marconi Corporation financial debt in the period to 15 October 2002.

Further proposed changes to the Restructuring were announced on 18 March 2003. In particular, Marconi announced proposed modifications to the scheme consideration including an increase in the face value of the Junior Notes to the sum of US$ 300 million and the US dollar equivalent of approximately L117 million and a proposal that the limited recourse notes no longer be issued, as well as a further increase to the initial cash distribution of an additional L20 million (to a total L340 million). The Group further announced that documentation for the proposed schemes of arrangement has been filed with the High Court of England and Wales and that scheme documentation is expected to be posted to creditors by 31 March 2003, with Restructuring targeted to be completed by 31 May 2003.

RECENT DEVELOPMENTS

On 24 February 2003, Marconi announced that, following approval from the High Court in the United Kingdom, Marconi Corporation had completed a return of capital from Ultramast Limited (a joint venture with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to the joint venture company set up in December 2000 with RT Group plc. As a result of the transaction, Marconi received cash proceeds of approximately L41 million (L20 million of which Marconi Corporation had previously paid into court).

On 5 March 2003, Marconi announced that it had completed, in separate transactions, the disposal of two of the businesses from its Capital portfolio. First, the disposal of the Group's Private Mobile Networks division (also known as TETRA) to Finmeccanica SpA for approximately L2 million in cash, approximately L4.8 million in assumed financial debt and approximately L8.2 million in assumed debt to suppliers, and second, the disposal of Marconi Online to Coca Cola Amatil (N.Z.) Limited for approximately L1 million.

OUTLOOK

The market for telecommunications equipment and services remains difficult.

During the first three quarters of the current financial year the annualised rate of Core sales has declined by around 10 per cent from approximately L2 billion in the first quarter to approximately L1.8 billion in the third quarter.

The Directors do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the financial year compared to the level recorded in the third quarter (L456 million), contrary to the seasonal pattern of customer demand in previous years.

Furthermore, the Directors believe that market volumes are likely to contract further during the next financial year and do not expect to benefit from significant market share gains. As a result, the Group believes that Core sales could decline by up to a further 5 per cent during the next financial year compared to the annualised third quarter trading levels (L1.8 billion).

In December 2002, the Group outlined its Core operating model and confirms its targets to achieve a gross margin run-rate in the range of at least 24 to 27 per cent of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent of Core sales during the next financial year ending 31 March 2004. The Group now believes that it will be able to reduce the Core operating cost base to an annual run rate below L450 million during the next financial year and thereby reduce its targeted breakeven level of sales to below L1.7 billion.

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--------------------------------------------------------------------------------

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                    3 MONTHS TO   3 Months to
                                                                    31 DECEMBER   31 December
                                                                           2002          2001
                                                             NOTE     L MILLION     L MILLION
                                                             ----   -----------   -----------
TURNOVER
Continuing operations                                           4           466           669
Discontinued operations                                         4            --           293
Group                                                           4           466           962
Share of joint ventures                                                      --            79
                                                                    -----------   -----------
                                                                3           466         1,041
                                                                    -----------   -----------
OPERATING LOSS
Group operating loss
  Excluding goodwill amortisation and exceptional items                     (49)         (116)
  Goodwill amortisation                                                     (28)          (46)
  Operating exceptional items                                  5a           (53)          (94)
                                                                4          (130)         (256)
  Continuing operations                                                    (130)         (264)
  Discontinued operations                                                    --             8
                                                                4          (130)         (256)
Share of operating (loss)/profit of joint ventures
  Excluding goodwill amortisation and exceptional items                      (2)            7
  Operating exceptional items                                  5a            (1)           --
                                                                             (3)            7
                                                                    -----------   -----------
                                                                           (133)         (249)
                                                                    -----------   -----------
Group and joint venture operating loss before goodwill
  amortisation and exceptional items                            3           (51)         (109)
Share of operating loss of associates
  Excluding goodwill amortisation and exceptional items                      (6)           (9)
  Goodwill amortisation                                                      (2)           (2)
  Goodwill impairment                                                        --            --
  Operating exceptional items                                  5a            (3)           --
                                                                            (11)          (11)
                                                                    -----------   -----------
OPERATING LOSS                                                  3          (144)         (260)
Non-operating exceptional items
  (Loss)/gain on disposal of discontinued operations           5b            (1)          151
  (Loss)/gain on disposal of fixed assets and investments in
    continuing operations                                      5b            (9)          190
                                                                            (10)          341
                                                                    -----------   -----------
                                                                           (154)           81
                                                                    -----------   -----------
Net interest payable                                            6           (51)          (66)

Net finance income                                                            7            61
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION
  Excluding goodwill amortisation and exceptional items                    (101)         (123)
  Goodwill amortisation and exceptional items                               (97)          199
                                                                3          (198)           76
TAX CREDIT/(CHARGE) ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES
  Excluding tax on goodwill amortisation and exceptional
    items                                                                    --            --
  Tax on goodwill amortisation and exceptional items                         --            --
                                                                             --            --
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                        (198)           76
Equity minority interests                                                    --            (1)
                                                                    -----------   -----------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES ATTRIBUTABLE TO THE
  EQUITY SHAREHOLDERS AND RETAINED (LOSS)/PROFIT FOR THE
  FINANCIAL YEAR                                                           (198)           75
                                                                    ===========   ===========
BASIC AND DILUTED (LOSS)/EARNINGS PER SHARE                     8         (7.1P)         2.7p
LOSS PER SHARE EXCLUDING GOODWILL AMORTISATION AND
  EXCEPTIONAL ITEMS                                             8         (3.6P)        (4.4p)
                                                                    ===========   ===========

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--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

                                                                   31 DECEMBER   30 September
                                                                          2002           2002
                                                            NOTE     L MILLION      L MILLION
                                                            ----   -----------   ------------
FIXED ASSETS
Goodwill                                                      9            638            672
Tangible assets                                              10            280            329
Investments:                                                 11
  Joint ventures
     Share of gross assets                                                  45             48
     Share of gross liabilities                                            (13)           (13)
                                                                   -----------   ------------
                                                                            32             35
  Associates                                                                57             69
  Other investments                                                         17             17
                                                                           106            121
                                                                   -----------   ------------
                                                                         1,024          1,122
                                                                   -----------   ------------
CURRENT ASSETS
Stocks and contracts in progress                             12            305            356
Debtors: amounts falling due within one year                 13            695            803
Debtors: amounts falling due after more than one year        13             52             59
Cash at bank and in hand                                     14          1,085          1,071
                                                                   -----------   ------------
                                                                         2,137          2,289
Creditors: amounts falling due within one year               15         (3,253)        (3,316)
                                                                   -----------   ------------
NET CURRENT LIABILITIES                                                 (1,116)        (1,027)
                                                                   -----------   ------------
Total assets less current liabilities                                      (92)            95
Creditors: amounts falling due after more than one year      15         (1,741)        (1,743)
Provisions for liabilities and charges                       17           (452)          (456)
                                                                   -----------   ------------
NET LIABILITIES BEFORE RETIREMENT BENEFIT SURPLUSES AND
  DEFICITS                                                              (2,285)        (2,104)
Retirement benefit scheme surpluses                                         --             --
Retirement benefit scheme deficits                                        (441)          (439)
                                                                   -----------   ------------
NET LIABILITIES AFTER RETIREMENT BENEFIT SURPLUSES AND
  DEFICITS                                                              (2,726)        (2,543)
                                                                   ===========   ============
CAPITAL AND RESERVES
Called up share capital                                                    140            140
Shares to be issued                                                         31             40
Share premium account                                                      500            500
Capital reserve                                                            375            375
Profit and loss account                                                 (3,775)        (3,607)
                                                                   -----------   ------------
Equity shareholders' interests                                          (2,729)        (2,552)
Equity minority interests                                                    3              9
                                                                   -----------   ------------
                                                                        (2,726)        (2,543)
                                                                   ===========   ============

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                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                              3 MONTHS TO
                                                              31 DECEMBER
                                                                     2002
                                                                L MILLION
                                                              -----------
Loss on ordinary activities attributable to the shareholders
  Group                                                              (184)
  Share of joint ventures                                              (3)
  Share of associates                                                 (11)
                                                                     (198)
Exchange differences on translation                                    30
                                                              -----------
TOTAL RECOGNISED GAINS AND LOSSES                                    (168)
                                                              ===========

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS

                                                              3 MONTHS TO
                                                              31 DECEMBER
                                                                     2002
                                                                L MILLION
                                                              -----------
Total recognised gains and losses                                    (168)
Release of reserve in respect of shares to be issued                   (9)
                                                              -----------
Total movement in the period                                         (177)
Equity shareholders' interests at 1 October                        (2,552)
                                                              -----------
Equity shareholders' interests at the end of period                (2,729)
                                                              ===========

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PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

CONSOLIDATED CASH FLOW STATEMENT

                                                                    3 MONTHS TO    3 Months to
                                                                    31 DECEMBER    31 December
                                                                           2002           2001
                                                            NOTE      L MILLION      L MILLION
                                                            ----   ------------   ------------
Net cash inflow from operating activities before
  exceptional items                                          19a             72             23
Exceptional cash flows from operating activities              5c            (82)          (107)
Net cash outflow from operating activities after
  exceptional items -- continuing operations                                (10)           (61)
Net cash outflow from operating activities after
  exceptional items -- discontinued operations                               --            (23)
Net cash outflow from operating activities after
  exceptional items                                                         (10)           (84)
Dividends from joint ventures and associates                                 --              1
Returns on investments and servicing of finance              19b            (11)           (51)
Tax received/(paid)                                          19c             45            (10)
Capital expenditure and financial investment                 19d              3             96
Acquisitions and disposals                                   19e              2            758
                                                                   ------------   ------------
Cash inflow before use of liquid resources and financing                     29            710
Net cash (outflow)/inflow from management of liquid
  resources                                                  19f            (23)            42
Net cash outflow from financing -- changes in debt and
  lease financing                                            19g             (9)           (54)
                                                                   ------------   ------------
(Decrease)/increase in cash and net bank balances
  repayable on demand                                                        (3)           698
                                                                   ============   ============

RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY DEBT

                                                                   3 MONTHS TO    3 Months to
                                                                   31 DECEMBER    31 December
                                                                          2002           2001
                                                           NOTE      L MILLION      L MILLION
                                                           ----   ------------   ------------
(Decrease)/increase in cash and net bank balances
  repayable on demand                                                       (3)           698
Net cash outflow/(inflow) from management of liquid
  resources                                                                 23            (42)
Net cash outflow from decrease in debt and lease
  financing                                                                  9             54
                                                                  ------------   ------------
Change in net monetary debt resulting from cash flows                       29            710
Net debt disposed with subsidiaries                                         --              1
Other non-cash changes                                                     (30)            51
Effect of foreign exchange rate changes                                     28             10
                                                                  ------------   ------------
Movement in net monetary debt in the period                                 27            772
Net monetary debt at 1 October                               20         (2,846)        (4,282)
                                                                  ------------   ------------
Net monetary debt at the end of the period                   20         (2,819)        (3,510)
                                                                  ============   ============

BASIS OF PREPARATION

The non-statutory and unaudited financial statements that accompany this Review have been prepared on a consistent basis with the Group's accounting policies as stated as at 31 March 2002. However, as these accounts are not statutory financial statements, the Group has not applied all of the requirements of the Companies Act 1985 or of accounting standards in relation to items of disclosure including, but not limited to retirement benefits, financial instruments and directors' emoluments. The last actuarial assessment of the Group's defined benefit pension scheme liabilities and valuation of pension assets was performed at 30 September 2002 and has not been

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                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

updated for the quarter ended 31 December 2002. Consequently, no amounts have been recognised in the Statement of Total Recognised Gains and Losses for movements in the actuarial position of plan assets and plan liabilities.

Unless otherwise stated, references to "Group" in the trading section of this Financial Review refer to the Marconi plc Group including its share of joint ventures, but excluding its share of results of associates. The Group currently consists of Marconi plc and its subsidiaries, including Marconi Corporation. After completion of the proposed financial restructuring (see Financial Restructuring above), Marconi Corporation will replace Marconi plc as the parent company of the Group. The major profit and loss account differences between the unaudited consolidated results of Marconi plc and Marconi Corporation for the third quarter ended 31 December 2002 were:

      - Marconi plc's share of the fees paid to advisers in connection with the Restructuring which have been charged to operating exceptional items (L8 million); and

      - interest payable of L1 million on the bonds issued by Marconi Corporation held by Ancrane, a subsidiary of Marconi plc that does not form part of the Marconi Corporation group;

The major balance sheet differences between the unaudited consolidated financial position of Marconi plc and Marconi Corporation as at 31 December 2002 were:

      -  cash of L1 million held by Marconi plc; and

      - net balances of L660 million of Marconi Corporation bonds and other balances held by members of the Marconi plc group that are not members of the Marconi Corporation group with members of the Marconi Corporation group.

Throughout this Operational and Financial Review, the term:

      - "adjusted gross profit" refers to gross profit before an exceptional credit of L7 million (Q3 2002: L19 million exceptional charge) as disclosed in Note 5a;

      - "adjusted operating profit/(loss)" refers to operating profit/(loss) before exceptional charges of L54 million (Q3 2002: L94 million) as disclosed in Note 5a and goodwill amortisation of L28 million (Q3 2002:
         L46 million) as disclosed in note 4;

      - "adjusted operating cost run-rates" and "adjusted operating expenses" refer to operating cost run rates and operating expenses before exceptional charges of L60 million (Q3 2002: L75 million) as disclosed in note 5a and goodwill amortisation of L28 million (Q3 2002: L46 million) as disclosed in note 4;

      - "adjusted operating cash flows" refers to operating cash flows before exceptional cash outflows of L82 million (Q3 2002: L107 million) and after net capital expenditure of L3 million inflow (Q3 2002: L29 million inflow).

GOING CONCERN

There is no guarantee that the negotiations relating to the Restructuring (discussed above) will reach a satisfactory conclusion. However, in the light of the information currently available to them, the Directors of Marconi plc and Marconi Corporation believe that the Group's bankers, bondholders and other creditors will support the Group in achieving an appropriate capital structure and that all the conditions for the Restructuring will be satisfied. On this basis, Marconi plc considers it appropriate to prepare the accounts on a going concern basis. Should the Group's bankers, bondholders and other creditors (or some of them) cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify with reasonable accuracy these possible adjustments.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Marconi's non-statutory financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.K. The preparation of these non-statutory financial statements

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PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

requires the Group to make estimates, judgements, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Note 2 of the Notes to the accompanying non-statutory financial statements describes the significant accounting policies used in their preparation. Marconi plc bases its estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Group believes that the following are some of the more critical judgement areas in the application of its accounting policies that affect the Group's financial position and results of operations.

The development and selection of these critical accounting estimates has been discussed with the Audit Committee and the Audit Committee has reviewed the Group's disclosure relating to it in this Operational and Financial Review.

REVENUE RECOGNITION

Revenue is recognised when all of the following conditions are satisfied 1) there is persuasive evidence that an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the fee is fixed or determinable; and 4) it is probable that the debtor will be converted into cash.

It is common for Marconi's sales agreements to cover the delivery of several products and/or services. These range from arrangements where a contract covers the delivery and installation of equipment to more complex arrangements, which also include training of customer personnel, sale of software and other support services. Revenue from contracts with multiple element arrangements, such as those including installation and commissioning services, is recognised as each element is earned based on objective evidence of the relative fair values of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenues and estimated profits on long-term contracts are recognised under the percentage-of-completion method of accounting using a cost-to-cost methodology. Significant judgement is required in determining progress toward completion and in estimating revenues and costs. Profit estimates are revised periodically based on changes in facts in the underlying contract. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognised in the period in which the loss becomes foreseeable. Advance payments received from contracts are recorded as a liability unless there is a right of set-off against the value of work undertaken.

IMPAIRMENT OF LONG-LIVED ASSETS

The Group reviews the carrying value of other fixed assets and assets to be disposed of, including other intangible assets, whenever indicators of impairment exist. Indicators of impairment include (but are not limited to):

      a. a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition;

      b. a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; and

      c. a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

These tests for impairment require significant judgements in determining estimates of future cash flows and the resulting value in use of the relevant fixed asset. Estimations of the present value of future cash flows contain inherent uncertainty and include estimates of market size and market share information, growth rates, product demand and technological development, costs of labour and supplier purchases, working capital requirements, and discount rates to be applied to future cash flows.

If the carrying value of a fixed asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the fixed asset exceeds the higher of its net realisable value or its value-in-use. In the three months ended 31 December 2002 and 2001, Marconi recorded impairment charges in relation to tangible

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                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

fixed assets of L9 million and Lnil million, respectively. In the year ended 31 March 2002, Marconi recorded an impairment charge relative to goodwill of L3,677 million. The Group believes that its estimates of future cash flows are reasonable; however, changes in such estimates could affect the determination of the net realisable value or its value-in-use of the relevant fixed asset.

CONTINGENT LIABILITIES

Marconi is subject to legal proceedings and other claims arising in the ordinary course of business. Various claims and proceedings have been or may be instituted or asserted against Marconi relating to class shareholder actions and the conduct of its business, including those pertaining to patents, environmental, safety and health, employment and contract matters. The Group is required to assess the likelihood of any adverse judgements or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue where appropriate with the assistance of outside legal counsel. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavourably to Marconi, the Group believes that the ultimate outcome of these matters will not have a material adverse effect on the results of operations or financial position or cash-flows of Marconi, except as discussed in Note 21 to the non-statutory financial statements.

PENSION AND OTHER POST-RETIREMENT BENEFITS

Pension and other post-retirement benefits costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. While the Group believes that the assumptions used are appropriate, the assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of future pension or post retirement benefits expense and the resulting liability. Holding all other assumptions constant, a one-half percent increase or decrease in the discount rate would have increased or decreased the net loss for the three months ended 31 December 2002 by approximately L1 million. Likewise, a one-half percent increase or decrease in the expected return on plan assets would have increased or decreased pre-tax loss for the three months ended 31 December 2002 by L3 million.

In the three months ended 31 December 2002, the Group charged the profit and loss account with L6 million of service cost and L2 million of notional interest in respect of defined benefit schemes on the basis of the 30 September 2002 actuarial assessment. This will be updated during the final quarter of the year ending 31 March 2003, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for the year ending 31 March 2003. The comparative period for the three months 31 December 2001 was based on actuarial and investment reviews carried out between 1 January 2002 and 31 March 2002.

PRODUCT WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims. The Group actively studies trends of warranty claims and takes action to improve equipment quality and minimise warranty claims. The Group believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. If the Group were to experience an increase in warranty claims compared with its historical experience, or if costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Group's gross margins could be adversely affected.

REPORTING STRUCTURE

For financial reporting purposes, the Group divides its continuing operations into two segments: Core and Capital.

PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

Core is further analysed by business-type: Network Equipment, comprising Optical Networks, Broadband Routing and Switching ("BBRS"), European Access, North American Access, Outside Plant & Power ("OPP") and Other Network Equipment; and Network Services comprising Installation, Commissioning & Maintenance ("IC&M") and Value-Added Services ("VAS").

Capital comprises businesses which Marconi manages to create value and ultimately for disposal. During the third quarter ended 31 December 2002, Capital included the Group's Tetra and UMTS mobile activities, Marconi Online and other smaller joint ventures and investments. In the comparative period of the previous financial year, Capital also included Marconi Applied Technologies.

In addition, the Group has an economic interest of 71.6 per cent, but voting rights of only 49.6 per cent, in Easynet Group Plc ("Easynet"). This investment is managed through the Group's Capital division, but is accounted for as an associate in the Group's consolidated accounts.

None of the Group's businesses were reported as discontinued operations during the third quarter. Discontinued operations in the previous financial year included Strategic Communications as well as Medical, Commerce and Data Systems until the date of their respective disposals.

As part of the proposed Restructuring, it is intended that the Group will segment its business along geographic lines and report the equipment and services activities of BBRS, OPP and North American Access (US businesses) separately from the Group's businesses based in Europe and the Rest of the World, which comprise Optical Networks, European Access, Other Network Equipment and the rest of Network Services. As previously disclosed in Marconi's announcement of 29 August 2002, OPP and North American Access are being managed for value and with a view to disposal, the proceeds of which would be used to redeem in part the Junior Notes proposed as part of the Restructuring (or in the event of disposal prior to 1 May 2003, to reduce the amount of Junior Notes issued).

RESULTS OF OPERATIONS

GROUP REVIEW

GROUP KEY FIGURES (INCLUDING JOINT VENTURES)

                                                              3 MONTHS ENDED
                                                                31 DECEMBER
                                                              ---------------
                                                              2002       2001
IN L MILLION                                                  ----      -----
Sales                                                          466      1,041
Adjusted Gross Profit                                          102        241
Adjusted Operating Loss                                        (51)      (109)
Goodwill Amortisation                                          (28)       (46)
Operating Exceptionals                                         (54)       (94)
Operating Loss                                                (133)      (249)
Non-Operating Exceptionals                                     (10)       341
Associates                                                     (11)       (11)
Loss before interest, finance income and tax                  (154)        81

                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

GROUP SALES

                                                              3 MONTHS ENDED
                                                                31 DECEMBER
                                                              ---------------
                                                              2002       2001
IN L MILLION                                                  ----      -----
Core                                                          456         632
Capital                                                        12         116
Other                                                          (2)          0
CONTINUING OPERATIONS                                         466         748
DISCONTINUED OPERATIONS                                         0         293
GROUP                                                         466       1,041

Group sales for the three months ended 31 December 2002 amounted to L466 million, representing a decrease of L575 million or 55 per cent to the corresponding three months of the previous year (Q3 2002: L1,041 million).

Sales from continuing operations amounted to L466 million, a decrease of L282 million or 38 per cent compared to the third quarter of the previous year. This decrease was mainly the result of continued reductions in capital expenditure in the global market for telecommunications equipment and services resulting in lower sales in the Group's Core business (see Core Business Review below). Sales in the Group's Capital business have been substantially reduced since the third quarter of the previous year as a result of business disposals, the major component of which was the disposal of the Group's 50 per cent stake in General Domestic Appliances. The L12 million sales in Capital during the period related to the Group's Mobile Tetra business and represented a L4 million increase compared to the third quarter of the previous year as a result of an increase in sales of Tetra products outside the domestic Italian market, particularly in APAC and CALA.

There were no sales from discontinued operations during the period. The L293 million of sales from discontinued operations for the three months ended 31 December 2001 related to disposed businesses, Strategic Communications, Data, Commerce and Medical Systems.

GROUP ADJUSTED GROSS PROFIT (INCLUDING JOINT VENTURES)

                                                              3 MONTHS ENDED
                                                               31 DECEMBER
                                                              --------------
                                                              2002      2001
IN L MILLION                                                  ----      ----
Core                                                          101       122
Capital                                                         1        21
CONTINUING OPERATIONS                                         102       143
DISCONTINUED OPERATIONS                                        --        98
GROUP                                                         102       241

Adjusted gross profit at Group level amounted to L102 million, representing an adjusted gross margin of 21.9 per cent and was almost entirely attributable to the Group's Core business. The L139 million decrease compared to the third quarter of the previous year reflected mainly the loss of gross profit attributed to business disposals from discontinued operations (L98 million) and from Capital (L20 million). The L21 million reduction in the Core business related mainly to the lower sales volumes in Network Equipment described in the Core Business Review below.

PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

GROUP ADJUSTED OPERATING PROFIT/(LOSS) BY SEGMENT

                                                               3 MONTHS ENDED
                                                                31 DECEMBER
                                                              ----------------
IN L MILLION                                                  2002        2001
------------                                                  ----        ----
Core                                                          (41)        (128)
Capital                                                       (10)          (7)
CONTINUING OPERATIONS                                         (51)        (135)
DISCONTINUED OPERATIONS                                        --           26
GROUP                                                         (51)        (109)

Group adjusted operating loss was reduced by L58 million from a loss of L109 million in the third quarter of the previous year to a loss of L51 million in the reporting period. Operating cost savings achieved in the Core business described in the Core Business Review below were the main driver of the Group's improved operating performance and more than offset the absence of L26 million of adjusted operating profit recorded in the previous year relating to discontinued operations.

CORE BUSINESS REVIEW

CORE KEY FIGURES

                                                               FY03                          FY02
                                            ------------------------------------------   ------------
IN L MILLION                                          Q1             Q2             Q3             Q3
------------                                ------------   ------------   ------------   ------------
Sales                                                510            482            456            632
Adjusted Gross Profit                                 89             79            101            122
Adjusted Operating Loss                             (115)           (90)           (41)          (128)
Adjusted Operating Cash Flow after capital
  expenditure                                        (81)           (42)            66            (26)

CORE SALES BY GEOGRAPHY

                                                               FY03                          FY02
                                            ------------------------------------------   ------------
IN L MILLION                                          Q1             Q2             Q3             Q3
------------                                ------------   ------------   ------------   ------------
EMEA                                                 285            285            287            363
US                                                   153            142            127            167
APAC                                                  47             45             29             61
CALA                                                  25             10             13             41
                                            ------------   ------------   ------------   ------------
CORE                                                 510            482            456            632
                                            ============   ============   ============   ============

Core sales in the third quarter amounted to L456 million, a decline of L176 million or 28 per cent compared to the corresponding quarter of the previous year. Sales fell across all major geographic regions as a result of the significant reductions in capital expenditure by the majority of telecom operators world-wide. On a sequential basis, the quarter-on-quarter decline in sales was limited to L26 million or 5 per cent (Q2 2003: L482 million).

Core sales in EMEA fell by L76 million or 21 per cent to L287 million (Q3 2002:
L363 million. L56 million representing almost three-quarters of this decline occurred in Optical Networks as telecom operators have concentrated their reduced capital expenditure on maximising utilisation in their existing networks to the detriment of new network build. A further L10 million of this decline occurred in BBRS mainly as a result of the expiry of a third party distributorship agreement in the United Kingdom during the current financial year. Sales of Network Services in EMEA increased as a result of the phasing of long-term service contracts particularly in the Middle East, UK and Germany.

Core sales in the US fell by L40 million or 24 per cent to L127 million (Q3 2002: L167 million). This was mainly a result of reduced sales of OPP equipment and services following substantial reductions in capital expenditure

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by US telecom operators. US sales of Optical Networks amounted to less then L1 million during the period (Q3 2002: L7 million) following the Group's decision to cease the development and manufacture of its SONET product range in April 2002.

In APAC, Core sales declined by L32 million or 52 per cent to L29 million (Q3 2002: L61 million). The main area of decline was Optical Networks and this was mainly a result of the lower level of sales recorded in China following the completion of large network build projects in the region in the previous financial year and delays to certain network build projects by a number of the Group's Chinese customers in the current financial year. Sales of Network Services were also down in the region mainly as a result of business disposals.

Core sales in CALA were down L28 million or 68 per cent to L13 million (Q3 2002:
L41 million). Sales were down across all product and service activities as a result of the deterioration in economic conditions compared to the prior year period and the consequent reductions in capital expenditure by most of the major telecom operators in the region.

CORE SALES BY PRODUCT AREA

                                                               FY03                          FY02
                                            ------------------------------------------   ------------
IN L MILLION                                          Q1             Q2             Q3             Q3
------------                                ------------   ------------   ------------   ------------
Optical Networks                                     134            108             96            189
Broadband Routing and Switching                       38             35             32             40
European Access                                       59             69             69             85
North American Access                                 25             23             23             24
Outside Plant & Power                                 46             34             30             48
Other Network Equipment                               14             15             11             21
                                            ------------   ------------   ------------   ------------
NETWORK EQUIPMENT                                    316            284            261            407
                                            ------------   ------------   ------------   ------------
IC&M                                                  97             89             93            122
VAS                                                   97            109            102            103
                                            ------------   ------------   ------------   ------------
NETWORK SERVICES                                     194            198            195            225
                                            ------------   ------------   ------------   ------------
CORE                                                 510            482            456            632
                                            ============   ============   ============   ============

Sales of the group of activities defined as "US businesses" had sales of L125 million during the third quarter and are included in the Core sales reported above (Q3 2002: L171 million).

NETWORK EQUIPMENT

Sales of Network Equipment amounted to L261 million, a decline of L146 million or 36 per cent compared to the previous year (Q3 2002: L407 million). Significant reductions in capital spending by the majority of telecommunications operators world-wide was the primary reason behind the lower level of sales across all major product areas. This trend was particularly marked in Optical Networks and Outside Plant and Power equipment. In some product areas, particularly European Access, the trend was further exacerbated by the impact of product line rationalisations undertaken in April 2002 as part of the Group's operational restructuring.

Optical Networks

Optical Networks sales declined by L93 million, or 49 per cent to L96 million (Q3 2002: L189 million). Sales were down in all major geographic regions.

Over half of the decline in sales arose in EMEA. In the United Kingdom, the drop in sales was caused by the substantial decline in demand from second tier operators, partially offset by slightly higher sales to BT. During the third quarter, Marconi has begun discussions with a number of second tier operators, who are now beginning to emerge from their own restructuring initiatives, with regard to their future network plans but this has not yet translated to firm sales. Sales to major German customers were lower than in the third quarter of the previous year as a result of lower capital spending amongst operators. Sales were also lower in Italy due to the phasing of

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the roll-out of Telecom Italia's DWDM network, where the third quarter of the previous year was a peak stage in the deployment of Marconi's PLT products.

In APAC, whilst sales into the Australian market increased as a result of SDH Series 3 sales to Telstra, sales in China were down partly due to the completion of DWDM sales to China Railcom for the North-West Ring project during the last financial year but also as a result of the difficult conditions in the Chinese market.

In CALA, third quarter capital spending by telecom operators remained at a very low level and this led to reduced Optical Networks sales volumes compared to the previous year.

Third quarter Optical Networks sales in the US were not material, following the Group's decision during the first quarter of the financial year to cease the development of its SONET products for the US market and the subsequent closure of its North American manufacturing plant.

During the third quarter, SDH accounted for 89 per cent of Optical Networks sales (Q3 2002: 91 per cent) and DWDM for 7 per cent (Q3 2002: 9 per cent). The balance related mainly to network management systems.

Broadband Routing and Switching (BBRS)

Sales of BBRS equipment decreased by L8 million or 20 per cent to L32 million (Q3 2002: L40 million). The expiry of a distributorship agreement in EMEA earlier in the current financial year, through which Marconi sold a third party's equipment into the UK market, was the main cause of this decline. Sales in the US remained stable compared to the third quarter of the previous year mainly as a result of the consistent seasonal pattern of spending by the US Federal Government, the largest single customer of Marconi's BBRS business.

European Access

European Access sales fell by L16 million or 19 per cent to L69 million (Q3 2002: L85 million). Reductions in capital spending by a number of European Access customers, particularly second-tier operators in the United Kingdom and Germany, as well as rationalisation of the Group's legacy product lines following a strategic review of the Access portfolio in April 2002 were the primary reasons behind this decline.

Sales of voice systems increased largely due to a software upgrade and the Group recorded higher sales of its Access Hub compared to the modest initial sales of this newly launched product platform in the third quarter of the previous year. These increases were more than offset by lower sales of fixed wireless access products mainly as a result of significant reductions in capital spending by a number of German mobile operators and lower sales of other legacy and discontinued products.

North American Access

At L23 million, North American Access sales remained relatively stable compared to the third quarter of the previous year fell (Q3 2002: L24 million). This was mainly the result of the continued deployment of equipment into BellSouth's access network.

Outside Plant & Power (OPP)

OPP equipment sales fell by L18 million or 38 per cent to L30 million (Q3 2002:
L48 million). This was a result of the significant reductions in capital spending in the United States and CALA.

Other Network Equipment

Other Network Equipment declined by L10 million or 48 per cent to L11 million. While Interactive Systems recorded a modest increase in sales, this was more than offset by declining revenues from legacy businesses, particularly in EMEA.

NETWORK SERVICES

Sales of Network Services decreased by L30 million or 13 per cent to L195 million (Q3 2002: L225 million). This was driven by decline in sales of Installation, Commissioning and Maintenance activities, particularly in the US, while sales of Value-Added Services remained stable.

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Installation, Commissioning and Maintenance (IC&M)

IC&M sales fell by L29 million or 24 per cent to L93 million. Some 65 per cent of the decline arose in the US market and related to both OPP where sales of services fell in line with declines in equipment sales and to enterprise-specific service projects in the region as the Group continues to refocus activities on the service-provider market. IC&M sales in EMEA remained stable compared to the third quarter of the previous year mainly as a result of ongoing long-term support contracts which typically account for approximately 40 per cent of IC&M sales in the region and which provide a more constant revenue stream. In addition, the Group continues to benefit from new business opportunities such as long-term support, repair and maintenance contracts as a result of increased outsourcing of services by major European telecom operators. Major service contracts were won or renewed with BT, Ericsson, Netcologne and Belgacom during the quarter and these revenue streams were sufficient to offset lower levels of installation and commissioning activities associated with sales of Network Equipment.

Value-Added Services (VAS)

At L102 million, the Group recorded stable sales of Value-Added Services compared to the third quarter of the previous year (Q3 2002: L103 million).

Sales were down in Managed Services as a result of the Group's exit from its IT outsourcing activities completed during December 2002 and in the APAC region as a result of the sale of part of the Group's Hong Kong based legacy operations in October 2002. Sales of Wireless Services and BBRS-related services remained stable while sales of Integrated Systems increased compared to the third quarter of the previous year mainly as a result of the phasing of long-term service contracts in the UK, the Middle East and in Germany.

CORE SALES CHANNELS

Marconi sells its products and services through its direct sales force and also through indirect channels such as local partners or distribution partners such as Ericsson, Italtel, Nokia and Siemens. Sales through channel partners were significantly lower than the third quarter of the previous year as a result of the overall reduction in market volumes and particularly, in the case of sales through Ericsson and Nokia, as a result of the completion of 2G and 2.5G wireless network rollouts in the previous year and the ongoing delays to the deployment of 3G network rollouts.

CORE PRICING

A high proportion of Core sales, particularly in Europe, are derived from existing frame contracts, which typically contain annual price reductions. The Group estimates that price erosion in Network Equipment under such contracts ranges up to 8 per cent on an annual basis. The Group aims to continue to match this price erosion with planned product cost savings to avoid erosion of gross margins. Network Services tends to be more resilient to price erosion. During the period, the Group has observed increased pricing pressure when competing for new business in certain territories (particularly in China) and in certain product areas (particularly Access and DWDM).

CORE KEY CUSTOMERS

The Core business serves a strong customer base of predominantly incumbent operators and government agencies. The ten largest customers during the third quarter were BellSouth, BT, Ericsson, Metro City Carriers, Telecom Italia, Telkom South Africa, UK Government, US Federal Government, Verizon and Vodafone Group. In aggregate, these customers accounted for 46 per cent of third quarter Core sales (Q3 2002: ten largest customers 36 per cent). BT remains the Group's largest customer and accounted for 19 per cent of Core sales in the third quarter (Q3 2002: 13 per cent).

In EMEA, the five largest customers during the third quarter were BT, Telecom Italia, Telkom South Africa, the UK Government and Vodafone Group and in aggregate accounted for 49 per cent of Core sales in the region during the period (Q3 2002: top 5 EMEA customers accounted for 41 per cent).

In the US, the five largest customers during the third quarter were BellSouth, Qwest, SBC, the US Federal Government and Verizon and in aggregate accounted for 52 per cent of Core sales in the region during the period

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(Q3 2002: top 5 US customers accounted for 35 per cent). The increased concentration of sales resulted from the decline in the number of second tier operator and enterprise customers compared to the third quarter of the previous year.

CORE COST OF SALES

Core cost of sales in the third quarter amounted to L355 million (Q3 2002: L510 million). Of this, approximately 57 per cent related to Network Equipment (Q3 2002: 64 per cent) and 43 per cent to Network Services (Q3 2002: 36 per cent).

In Network Equipment, approximately 75 per cent of cost of sales is material costs, around one-third of which relates to outsourced printed circuit board ("PCB") assemblies. The remaining 25 per cent relates to in-house labour and overhead and includes functions and costs such as planning, supplier management, supply chain management, logistics, engineering, quality control, final assembly and test, property costs, asset depreciation, system maintenance and warranty costs.

The decrease in cost of sales in Network Equipment is due to substantial cost savings achieved in both the European supply chain and in the Group's US manufacturing operations. In Europe, material, labour and overhead costs have been significantly reduced year on year and additional savings achieved through asset disposal, site rationalisation and warehouse closures. In the US, three factories have been closed during the current financial year and other plants rationalised in line with the reduced level of sales volumes.

In Network Services, over 60 per cent of cost of sales relates to the cost of in-house labour. The balance relates to the cost of sub-contract labour, materials and other overheads. The reduced costs compared to the previous year relate mainly to headcount reductions.

CORE ADJUSTED GROSS PROFIT / MARGIN

The Group continued to make good progress in its initiatives to improve gross margins during the period. Third quarter Core adjusted gross profit amounted to L101 million, or 22.1 per cent of sales.

The decrease in adjusted gross profit compared to the previous year (Q3 2002:
L122 million) related mainly to the reduced volume of Network Equipment sales, and particularly the lower level of sales in Optical Networks. This was partially offset by cost savings achieved in the Group's European supply chain during the period as a result of further rationalisation and benefits of improved procurement. These savings were the main contributing factor to the increase in adjusted gross margin as a percentage of sales compared to the previous year (Q3 2002: 19.3 per cent of sales).

On a sequential basis, excluding the impact of L25 million of additional stock provisions charged to cost of sales in the second quarter, adjusted gross profit in the Core remained relatively stable despite the 5 per cent sequential sales decline (Q2 2003: adjusted gross profit L104 million reduced to L79 million after additional stock provisions). This was achieved through cost savings realised during the period in both Network Equipment and Network Services. These savings were the main drivers of the sequential improvement in adjusted gross margin as a percentage of sales in the quarter (Q2 2003: 21.6 per cent of sales before the impact of additional stock provisions of L25 million). They accounted for a 3 percentage point increase in Core adjusted gross margin, which was partially offset by a less favourable business mix (0.5 percentage point decrease) and one-off items relating to contract completions (2 percentage point decrease).

CORE ADJUSTED OPERATING EXPENSES

During the third quarter, operating cost reduction remained a key focus of the Group's strategy.

Core adjusted operating expenses totalled L142 million or 31 per cent of Core sales during the period, a reduction of L108 million or 43 per cent compared to the third quarter of the previous year (L250 million; 40 per cent of Core sales). Significant savings were achieved across all main categories of operating expenditure.

By 31 December 2002, the Group had reached an annualised adjusted operating cost run-rate in the Core business of approximately L550 million, reduced from L1.1 billion at the end of September 2001 and L635 million at the end of September 2002.

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CORE OPERATING EXPENSES -- RESEARCH & DEVELOPMENT (R&D)

Core R&D expenditure (before exceptional items) amounted to approximately L64 million, a 12 per cent reduction compared to the previous quarter (Q2 2003: L73 million), and a 44 per cent reduction compared to the third quarter of the previous financial year (L115 million). Cost savings achieved during the quarter related mainly to headcount reductions and reduced facility costs as well as reduced spend on development materials and a reduced level of depreciation following exceptional asset write-downs relating to development models in prior periods.

Optical Networks accounted for approximately 40 per cent of the total Core R&D spend during the third quarter (Q3 2002: approximately 36 per cent). Around half of this spend was focused on SDH and in particular the release into customer trials of Marconi's new high-capacity SDH platform (MSH2K, MSH64c) and the development of further enhancements to the data-handling capability of the Group's next generation low-capacity SDH platform, the SMA Series 4. Marconi also continued to invest in DWDM, targeting feature enhancements across the Group's existing platforms for Core and Metro applications and further upgrades to the Group's network management software.

R&D spend across the Group's Access portfolio, in Europe and North America combined, accounted for a further 23 per cent of total Core R&D (Q3 2002: approximately 32 per cent). The Group has further cut spend on legacy products in North America and Europe to focus on R&D programmes relating to Fixed Wireless Access products, the Access Hub and the recently launched Softswitch.

BBRS accounted for 21 per cent of Core R&D in the quarter (Q3 2002: approximately 17 per cent). Over 50 per cent of this spend was focused on the further development of the Group's multi-service core switch-router, the BXR-48000. Other ongoing initiatives include further enhancements to the Group's ASX1000 and ASX4000 product ranges and the Group's ViPr project, a virtual presence desk-top networking terminal which uses Marconi's ATM-based multi-service broadband switch-routing platforms as transport infrastructure.

The remaining 16 per cent of R&D spend in the period related mainly to OPP, wireless software and Other Network Equipment.

CORE OPERATING EXPENSES -- SALES AND MARKETING

Core Sales and Marketing expenditure (before exceptional items) amounted to L59 million, a 2 per cent reduction compared to the previous quarter (Q2 2003: L60 million), and a 45 per cent reduction compared to the third quarter of the previous financial year (L107 million). Cost savings during the quarter have been achieved mainly through further headcount reductions, a reduced level of discretionary marketing spend and the closure of overseas sales offices.

CORE OPERATING EXPENSES -- ADJUSTED ADMINISTRATIVE EXPENSES

Adjusted administrative expenses (before goodwill amortisation and exceptional items) in the Core amounted to L22 million, a 27 per cent reduction compared to the previous quarter (Q2 2003: L30 million), and a 45 per cent reduction compared to the third quarter of the previous financial year (L40 million). Cost savings during the quarter have been achieved mainly through further headcount reductions, site rationalisation (including the relocation of the Group's UK head office) and reduced spend on professional fees incurred in the normal course of business. Professional fees relating to the Group's Restructuring are classified as exceptional costs.

CORE OPERATING EXPENSES -- OTHER

Other Core operating income amounted to approximately L3 million and related mainly to income from properties and royalties as well as a net favourable foreign exchange translation gain. (Q2 2003: L6 million operating expense; Q3 2002: L12 million operating income).

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CORE ADJUSTED OPERATING LOSS

                                                                FY03                          FY02
                                             ------------------------------------------   ------------
                                                       Q1             Q2             Q3             Q3
                                             ------------   ------------   ------------   ------------
IN L MILLION
Network Equipment                                     (96)           (83)           (49)           (80)
Network Services                                       (2)             7             20            (32)
Other*                                                (17)           (14)           (12)           (16)
CORE                                                 (115)           (90)           (41)          (128)

---------------

* Other relates mainly to Head Office and other central costs

The Group significantly reduced the adjusted operating loss in its Core business to L41 million during the third quarter, compared to an adjusted operating loss of L90 million in the previous quarter and an adjusted operating loss of L128 million in the third quarter of the previous year.

This substantial improvement was driven by a combination of increased gross margin and reduced operating expenditure resulting from the Group's ongoing operational cost saving initiatives described above.

Network Equipment

The adjusted operating loss in Network Equipment amounted to L49 million, an improvement of L34 million or 41 per cent compared to an adjusted operating loss of L83 million in the previous quarter and an improvement of L31 million or 39 per cent compared to an adjusted operating loss of L80 million in the third quarter of the previous year. Substantial cost reductions achieved in the Group's supply chain and manufacturing operations in Europe and the US as well as in all areas of operating expenditure were the main driver of this improvement and more than offset the reductions in sales volumes across Network Equipment.

Network Services

Network Services recorded a marked increase in adjusted operating profit from L7 million in the second quarter of the financial year to L20 million during the period despite the stable sequential sales profile. This represented a significant increase compared to the third quarter of the previous year when Network Services recorded an adjusted operating loss of L32 million. Improved resource utilisation and other ongoing cost reduction initiatives were the main drivers behind this enhanced performance. The most marked progress was recorded in IC&M as a result of increased efficiency and an improved ratio of in-house to sub-contracted labour, giving rise to greater flexibility in the work-force.

OTHER FINANCIAL ITEMS

EXCEPTIONAL ITEMS

Operating Exceptionals

For the three months to 31 December 2002, exceptional items charged to Group operating loss (including joint ventures) totalled L54 million. Of this amount L7 million was credited to restructuring costs classified within cost of sales and L61 million was charged to administrative expenses.

The L7 million exceptional income arose as a consequence of the Group's manufacturing outsourcing arrangements whereby Marconi was able to release stock provisions where the corresponding components, previously provided for by Marconi, had been utilised by the Group's outsourcing partner.

The L61 million charge, related mainly to exceptional restructuring and reorganisation costs, comprising costs associated with the Group's operational restructuring including headcount reductions (L32 million), site rationalisation (L5 million) and fixed asset impairments (L11 million) as well as costs associated with the Group's Restructuring (L20 million). These charges were partially offset by a L7 million exceptional gain due to lapses of share options granted to vendors of past acquisitions (MSI and Mariposa).

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In addition, the Group recorded its share of associates' operating exceptional charges, which amounted to L3 million during the quarter.

During the three months to 31 December 2001, exceptional items charged to Group operating loss (including joint ventures) totalled L94 million and related wholly to the Group's operational restructuring.

Non-Operating Exceptionals

For the three months to 31 December 2002, non-operating exceptional charges amounted to L10 million, which related mainly to the disposals of the Group's legacy operations in South Africa and wireless operations in APAC as well as to the write down of fixed asset investments.

During the three months to 31 December 2001, non-operating exceptional income amounted to L341 million and related mainly to gains on disposals of subsidiaries and other fixed assets including Medical Systems, properties and the Group's stakes in Sietel and Lottomattica as well as the mark to market of some of the Group's other investments, namely Lagardere (since disposed) and Easynet.

INTEREST AND FINANCE INCOME

In the three months to 31 December 2002, the Group's net interest charge to the Profit and Loss Account was L51 million (Q3 2002: L66 million).

The charge during the period mainly comprised interest paid and accrued on the Group's bond and bank debt (L60 million). These charges were partially offset by interest received on the Group's cash balance and in relation to the tax repayment received during the period (L4 million).

Finance income amounted to L7 million.

TAXATION

The tax charge during the period was Lnil (Q3 2002: Lnil).

GOODWILL AMORTISATION

The Group incurred a charge of L28 million for goodwill amortisation for the three months to 31 December 2002 compared to a charge of L46 million in the corresponding period of the previous year. This significant reduction was a result of the reduced carrying value of goodwill on the Group's balance sheet following the exceptional goodwill impairment charges in the year ended 31 March 2002 and the disposal of businesses and related goodwill.

ASSOCIATES

The charge of L11 million for the three months ended 31 December 2002 represents the Group's share of operating losses and exceptional items of Easynet as well as the amortisation of related goodwill. The charge in the three months ended 31 December 2001 was L11 million.

EARNINGS PER SHARE

Basic and diluted loss per share, which reflects goodwill amortisation and exceptional items, was 7.1 pence (Q3 2002: earnings of 2.7 pence).

The loss per share excluding goodwill amortisation and exceptional items was 3.6 pence compared to earnings per share of 4.4 pence in the third quarter of the previous year.

DIVIDEND

In the light of the Group's ongoing Restructuring, the Board has decided not to propose the payment of a dividend for the year ending 31 March 2003. Furthermore, after the Restructuring, Marconi Corporation will be restricted from paying dividends under the terms of the indentures governing the Notes. Accordingly Marconi Corporation does not expect to pay a dividend in the foreseeable future.

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FINANCIAL CONDITION

BALANCE SHEET

Net Assets/Liabilities

As at 31 December 2002, net liabilities before net retirement benefit deficits stood at L2,285 million compared to L2,104 million at 30 September 2002. The L181 million increase in net liabilities was due to the loss incurred during the period partially offset by favourable foreign exchange translation movements.

Fixed Assets

The L638 million of goodwill on the balance sheet at 31 December 2002 relates mainly to the acquisitions of GPT and Reltec and businesses acquired from Nokia and Bosch. The decrease of L34 million from L672 million at 30 September 2002 related mainly to the amortisation charge during the period (L28 million) and foreign exchange translation movements.

Tangible assets decreased by L49 million from L329 million at 30 September 2002 to L280 million at 31 December 2002. This was mainly due to depreciation (L28 million), fixed asset disposals (L19 million) and fixed asset impairments as a result of the downsizing and restructuring of the Core business (L9 million). The fixed asset disposals related mainly to the disposal of the Group's legacy South African operations and various properties in EMEA and APAC. Capital expenditure during the period was restricted to items essential to support the business.

Investments decreased by L15 million from L121 million at 30 September 2002 to L106 million at 31 December 2002. This was mainly due to the Group's share of the losses of joint ventures and associates and the write down of one of the Group's other investments in Australia, offset by an increase in the value of the Group's investment in Bookham Technology plc which was marked to market at the end of the reporting period.

Working Capital

The Group made particularly strong progress in its initiatives to improve working capital management during the period.

At Group level, net stock and contracts in progress reduced by approximately L51 million to L305 million. This was driven primarily by reductions in the Core where net stock and contracts in progress fell by L47 million. These reductions were achieved mainly through improved control and alignment of inventory in-feed with forecast sales demand, improvements in inventory management practices and the continued rationalisation of stock locations. The increase in Core net stock turns from 5.1 in September 2002 to 6.3 in December 2002 reflected this improved utilisation and management of inventory.

Group net debtors decreased by approximately L115 million to L747 million. In the Core, net debtors decreased by approximately L116 million to L726 million. L76 million of the decrease in the Core related to net trade debtors partly as a result of the reduced trading volumes during the period and partly as a result of the Group's continued focus on the management of debtor collection and overdue debts. Net Core trade debtor days decreased from 107 in September 2002 to 100 in December 2002, reflecting the Group's continued focus on cash collections, particularly in Northern Europe and Middle East and in businesses in Network Services. Other debtors and prepayments in the Core decreased by L39 million to L151 million mainly as a result of the release and unwind of advances and prepayments.

Trade, other creditors and accruals fell from L1,142 million at 30 September 2002 to L1,090 million at 31 December 2002, a reduction of L52 million. Trade creditors in the Core were reduced by L37 million to L225 million. Core trade creditor days remained stable at approximately 54 days. Other Creditors, accruals and prepayments on contracts in the Core reduced by L63 million to L442 million. This was mainly due to a lower level of contract and payroll-related accruals as a result of the reduced size of the Core business as well as to the settlement of a legal dispute in the field of IT.

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Provisions

Provisions for liabilities and charges stood at L452 million at 31 December 2002, a net reduction of L4 million compared to L456 million at 30 September 2002.

Share option provisions amounted to L167 million (September 2002: L176 million). The net reduction of L9 million in share option provisions occurred mainly as a result of the accrued interest on one of the Group's ESOP derivative contracts to new loan agreements and the lapse of options relating to previous acquisitions (namely Mariposa and MSI).

Restructuring provisions amounted to L79 million (September 2002: L69 million). The Group continues to implement its operational restructuring plans and recorded a total exceptional charge of L51 million in the period (including costs arising and settled in the period and a charge to provisions of L25 million). Existing restructuring provisions utilised (L13 million) and released (L3 million) were partially offset by the creation of new provisions, leading to the L10 million net increase in restructuring provisions during the quarter.

The balance included provisions for warranty and contract losses, industrial injury claims, supplier obligations, provisions related to previous disposals and deferred tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

NET DEBT

Group net debt amounted to L2,819 million at 31 December 2002 compared to L2,846 million at 30 September 2002.

The decrease of L27 million achieved during the third quarter resulted from the Group's total cash inflow before use of liquid resources and financing of L29 million. A favourable foreign exchange translation gain of L28 million was offset by a L30 million non-cash reduction in net debt relating to the termination of interest rate and equity swap arrangements converted to new loan agreements during the period.

The following table sets forth the composition of the Group's net debt at 31 December 2002 and 30 September 2002:

                                                              31.12.02    30.09.02
                                                              --------    --------
Euro and US$ Bond Debt                                         1,699       1,695
Syndicate Bank Debt(1)                                         2,114       2,117
Bilateral and Other Bank Debt                                     91         105
Gross Financial Indebtedness                                   3,904       3,917
Cash(2)                                                        1,085       1,071
                                                               -----       -----
Net Financial Indebtedness                                     2,819       2,846
                                                               =====       =====

---------------

1. including L30 million relating to the termination of interest swap and equity derivative arrangements during the quarter and L54 million relating to the conversion of interest swap arrangements to new loan agreements during the first half.

    At 31 December 2002, the Group had a total restricted cash balance, defined as cash pledged or advanced as collateral, of L868 million. Of this, L701 million reflected the cash in the secured accounts described above, L107 million reflected cash collateral placed against bonding facilities; L17 million reflected cash in the Group's captive insurance company and L16 million reflected cash deposited against secured loans in Italy. In addition, L27 million has been placed in an escrow account pending determination of certain claims of the Group's ESOP Derivative Banks in respect of certain previously disposed companies (see "Share Price Risk" for further information).

2. Of the Group's L217 million unrestricted cash held outside of the secured accounts as at 31 December 2002, L110 million was a combination of cash in transit and global working capital balances held at subsidiary level or within the Group's joint ventures with the remaining L107 million held in money market deposits in the Group's Treasury centres.

The Group has not taken into account the impact of its proposed Restructuring when reporting its financial indebtedness position.

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CASH FLOW FOR THE THREE MONTHS ENDED 31 DECEMBER 2002

The Group generated a net cash inflow of L29 million before use of liquid resources and financing during the third quarter. This was driven by a net cash inflow from operating activities before capital expenditure and exceptional items of L72 million partially offset by net exceptional and non-operating cash outflows of L43 million.

During the third quarter, the Group benefited from the receipt of a tax repayment and the lower level of net interest paid in the context of the financial restructuring (see Returns on Investments and Servicing of Finance below), which partially offset the exceptional cash costs relating to the Group's ongoing operating and financial restructuring processes.

Operating Cash Flow

The Group operating loss before exceptional items of L77 million offset by depreciation and amortisation of L56 million and a L93 million reduction in working capital led to the Group's operating cash inflow of L72 million during the period. After a L3 million inflow from net capital expenditure (including proceeds of fixed asset disposals), the Group adjusted operating cash inflow was L75 million.

This was a marked improvement on the adjusted operating cash outflows recorded during the previous quarters of the year (Q1 2003: L99 million; Q2 2003: L68 million) and was driven mainly by the reduced operating losses and improved working capital contributions, particularly in the Core business where adjusted operating cash flow improved from an outflow of L81 million and L43 million in the first and second quarters respectively to an inflow of L66 million in the third quarter. The overall reduction in working capital during the third quarter was largely driven by cash collections from debtors relating to sales in prior periods when trading volumes were higher than current levels as well as the utilisation of inventory, partially offset by a reduction in creditors.

Capital Expenditure and Financial Investment

Gross capital expenditure amounted to L7 million during the period and related primarily to the Core business (L6 million). Marconi has maintained capital expenditure well below the level of depreciation, which amounted to L28 million, of which L26 million related to the Core. Core capital expenditure is generally focused on development models, test equipment, sales demonstration equipment and R&D laboratory equipment. During the third quarter, almost L4 million of Core capital expenditure was incurred in Optical Networks and BBRS while a further L1 million was spent in North American Access in relation to the purchase of assets from Jabil as part of the transfer of one of the US facilities to a lower cost location.

The disposal of property and other tangible fixed assets contributed a L9 million cash inflow during the period.

Returns on Investments and Servicing of Finance

Net interest paid during the period amounted to L11 million, comprising interest paid of L18 million relating mainly to the payment of interest accrued on the Group's syndicate bank and bond debt, partially offset by interest received on the Group's cash balance and in relation to the receipt of a tax repayment during the quarter (L7 million).

As part of the proposed restructuring, L435 million is to be distributed to the relevant scheme creditors, of which L95 million represents the payment of due and accrued interest already made on Marconi Corporation plc's financial debt. Of this L95 million, L78 million was paid during the first half of the financial year and L17 million was paid during the third quarter. The Group continues to accrue interest on Marconi Corporation plc's financial debt and this is reflected in the Group's Profit and Loss account but no further cash payments have been made in this respect since the payment of interest accrued as at 15 October 2002. As disclosed in the Group's Financial Restructuring announcement dated 18 March 2003, in common with Marconi Corporation's and Marconi plc's approach to other scheme claims, pending the outcome of the schemes of arrangement, neither Marconi Corporation nor Marconi plc intends to make payment in respect of its obligations under its syndicate bank or bond debt due during March 2003, in full or in part. Accrued but unpaid interest of Marconi Corporation and Marconi plc at the record date for the schemes of arrangement will form part of the scheme claims.

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Exceptional Cash Flows

The Group incurred operating exceptional cash costs of L82 million during the third quarter. Over half of this amount related to the direct cash cost of severance payments and site rationalisation and closures in the context of the Group's operational restructuring and reorganisation. The balance relates mainly to the payment of fees and expenses to advisors in the context of the Group's financial restructuring and to cash costs associated with the Group's manufacturing outsourcing programme.

Cash Flows from Acquisitions and Disposals

Net proceeds from acquisitions and disposals led to a cash inflow of approximately L2 million during the third quarter. This related mainly to the disposal of the Group's legacy South African operations.

Tax

The Group received a net tax repayment of approximately L45 million during the third quarter relating to the repayment of advanced corporation tax in the United Kingdom on foreign income dividends from previous years.

SYNDICATE BANK AND BOND DEBT

At 31 December 2002, drawings under the Group's remaining Syndicated Facility amounted to an equivalent of L2,033 million, comprising of actual drawings of L650 million and US$2,226 million.

At 31 December 2002, Marconi had Yankee Bonds outstanding with principal US$1,539 million (L956 million) and Eurobonds outstanding with principal E1,175 million (L766 million).

CUSTOMER FINANCING COMMITMENTS

Marconi, like its competitors, continues to experience demand for financing from its customers. However, this demand has decreased significantly due to market conditions and the Group's focus on its core base of incumbent carrier customers. When the Group has supported customer financing requests, it has significantly limited its own risk by: i) leveraging funds from third party financiers' having strategic interests aligned with the Group, and ii) developing innovative commercial alternatives that do not involve long-term cash investments from Marconi. Through these actions, the Group has satisfactorily accommodated most customer financing requests and will not require Group cash resources to fund these activities in the foreseeable future.

As at 31 December 2002, the Group had vendor finance commitments of approximately L46 million of which L39 million had been drawn. The reduction compared to commitments of L68 million at 30 September 2002 was primarily due to the resolution of two of the Group's outstanding positions.

In addition, the Group uses export credit agencies to assist in managing political and credit risks on major contracts and makes extensive use of export credit insurance in respect of small to medium-sized contracts.

Some customers in the telecommunications market require that bank bonds or surety bonds (those issued by insurance companies) are provided to guarantee performance of the supplier. Marconi Group companies had L213 million of such bonds outstanding as at 31 December 2002 with both banks and insurance companies world-wide (30 September 2002: L221 million). Some of these bonds are covered by counter-indemnities from Marconi Corporation plc and others have counter-indemnities from other Group companies. The Group's bonding is normally provided on an uncommitted basis. As a consequence of the Group's ongoing financial restructuring, all new bonds currently have to be fully cash collateralised. Since February 2002, Marconi Bonding Limited (a special purpose vehicle used for this purpose) has procured the issue of approximately L107 million of performance bonding (on a fully cash collateralised basis) on behalf of other Group companies.

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A maturity profile of all bonds and guarantees outstanding at 31 December 2002 is set out below:

                                                                  31.12.02        30.09.02
IN L MILLION                                                  ------------    ------------
YEAR ENDING 31 MARCH,
2003 or earlier                                                         29              48
2004                                                                    37              31
2005                                                                    16              13
2006                                                                    60              49
2007                                                                    35              27
Thereafter                                                               8               6
No expiry date                                                          28              47
                                                              ------------    ------------
Total                                                                  213             221
                                                              ============    ============

A number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. Marconi estimates that as at 31 December 2002, performance bonds with a face value of approximately L70 million have varying conditional or unconditional rights to call for cash collateral.

Bonds will frequently run beyond the contracted maturity dates indicated in the table above. In addition, there are a number of bonds with no expiry date. These may be cancelled by the beneficiaries when the guaranteed works are completed.

RISK MANAGEMENT

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign exchange risk and share price risk.

LIQUIDITY RISK

Marconi has funded its liquidity requirements mainly through a combination of internally generated funds, bank borrowings, debt issues in the capital markets and the disposal of non-core businesses. The Group is currently unable to arrange any new lending facility or to raise new funds through the issuance of debt or equity securities. Consequently, Marconi has little or no ability to obtain new external funding and does not expect to have such ability unless and until the proposed Restructuring is complete.

As previously disclosed, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and bondholders (including the bond trustees) and also to Barclays, as the sole ESOP Derivative Bank who, prior to 15 October 2002, committed to support the proposed Restructuring. The secured accounts were created at the end of April 2002 in accordance with the previously disclosed lock box arrangements entered into in favour of the Group's Syndicate Banks and Bondholders. The interim security arrangements contemplated by the heads of terms were implemented on 13 September 2002 and were amended on 13 December 2002. As at 13 September 2002, the balance of the secured accounts was approximately L866 million. At 31 December 2002, the balance of this secured cash amounted to L701 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs. The interim security arrangements described above are not affected by the ESOP settlement referred to below.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts are approved in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Group's expectations as to its liquidity needs for the relevant period. The schedule, covering the period to the end of June 2003 is expected to be approved by the Group's Syndicate Banks and the Ad Hoc Committee of Bondholders in connection with the request for an extension of the timetable for the Restructuring referred to below.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the Restructuring in accordance with the non-binding indicative heads of terms (and within the agreed timetable, which is currently 15 March 2003). The occurrence of an enforcement event would entitle the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security. As at the present date a request has been made to the Group's Syndicate Banks and Ad Hoc

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Committee of Bondholders for an extension of the timetable for completion of the
Restructuring (to 19 May 2003) and the Marconi plc and Marconi Corporation plc boards are confident that this extension will be granted.

INTEREST RATE RISK

It has in the past been Group policy to maintain at least 50% of debt at fixed rates of interest. The term structure of interest rates was managed in observance of this policy using derivative financial instruments such as interest rate swaps. However, due to the Restructuring process described above, this has been superceded by the requirement to manage immediate liquidity, which involved the cancellation of all outstanding interest-related derivatives positions. Consequently, in the nine months to 31 December 2002, all the Group's out-of-the-money interest rate swap arrangements were converted to new loan agreements. At 31 December 2002, 44 per cent of the Group's interest-bearing borrowings were at fixed rates after taking account of interest rate swaps. Of this total, 24 per cent were at fixed dollar rates of interest and 20 per cent were at fixed euro rates of interest.

In the three months ended 31 December 2002, the average interest rate received on cash and liquid investments was approximately 2.25 per cent per annum, and 100 per cent of deposits were at floating rates. The largest proportion of investments was in US dollar deposits -- the Group held an average of approximately $770 million in US dollar deposits, earning an average interest rate of approximately 1.5 per cent per annum. These US dollar deposits match in part the US dollar borrowings referred to under Syndicate Bank and Bond Debt above.

FOREIGN EXCHANGE RISK

The Group conducts a significant portion of its business activities outside the United Kingdom in currencies other than sterling. The Group's principal exchange rate exposures relate to U.S. dollar/pounds sterling and euro/pounds sterling exchange rates for both transactional and translation related exposures. As a matter of general policy, the Group enters into foreign currency forward exchange contracts in the ordinary course of business to protect itself from adverse currency rate fluctuations on firm contracts where cash receipts or payments are in a foreign currency different from that of the Marconi business which is contracting with customers or suppliers. These contracts are executed with creditworthy banks. Marconi has little or no ability to enter into such contracts at present and does not expect to have such ability unless and until the proposed Restructuring is complete.

The Group also has overseas subsidiaries that incur losses/earn profits and whose net liabilities or net assets are denominated in foreign currencies. It is not the Group's policy to use derivatives to hedge exposures arising from the translation of these overseas losses/profits and net liabilities/assets into pounds sterling. However, approximately 82 per cent of gross borrowings were denominated in foreign currencies in order to form a hedge for investments in currencies other than sterling. Of these, 62 per cent, denominated in U.S. dollars, formed a hedge for the Group's investment in the United States, and 20 per cent, denominated in euro, formed a hedge for the Group's investment in the Euro zone.

If the pound had strengthened such that the average exchange rates used in the translation of the Group's overseas earnings changed by 10 per cent, our reported loss from continuing operations would have been reduced by 7.1 per cent, in the nine months ended 31 December 2002.

SHARE PRICE RISK

The Group has, in the past, issued share options to its employees under a number of different option plans, collectively known as the Employee Share Option Plans ("ESOP"). Under these plans, options may be satisfied by way of a transfer of existing Marconi ordinary shares acquired in the market by an employee trust or other vehicle, or, under some of the plans only, by an issue of new Marconi shares.

As previously disclosed, during the first half of calendar year 2000, in order to hedge part of the potential cost of the plans estimated at that time, the Marconi Employee Trust entered into contracts with three banks (the "ESOP Derivative Banks") to purchase a total of 40 million shares in the future at prices which were fixed at the date of contract, of which as at 6 December 2002,
38.5 million remained outstanding. The equity derivative with UBS which related to 10 million shares was consensually closed out on 6 December 2002. The Group's maximum exposure under the equity derivative contracts (including the closed out UBS equity derivative) is L337 million, plus accrued finance charges. This level of exposure had accrued as at 31 December 2002. For every 10 per cent

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movement in the share price, the change in the fair value of the ongoing contracts is immaterial. One of the equity derivative contracts requires (and, before its termination, the UBS equity derivative required) the Marconi Employee Trust to deposit cash collateral with the respective Derivative Banks if the share price falls to certain levels stipulated in the contracts. Marconi Corporation plc has, in the past, funded the provision of this collateral. Prior to the close out of the UBS equity derivative (and as at 31 December 2002), L214 million of collateral, the maximum amount of collateral payable under these contracts, had been paid. No further collateral will become due.

Due to the substantial deterioration in the Group's share price, only limited amounts of options with zero exercise price have been or are likely to be exercised.

The uncollateralised exposure under the ESOP derivative contracts (including the closed out UBS equity derivative) as at 31 December 2002 is comprised of principal of L123 million, together with accrued finance charges of L46 million.

As previously announced, up to L145 million (not including the previously announced L25 million Strategic Communications escrow which benefited all of the ESOP Derivative Banks) was to be set aside into escrow, on the effective date of the Marconi Corporation Scheme, pending determination of potential liabilities of Group companies to participating ESOP Derivative Banks (those who had undertaken to support the Restructuring) in relation to the ESOP derivative transactions. Only Barclays Bank PLC ("Barclays") elected to participate in these arrangements and on 13 September 2002, Barclays, Marconi plc and Marconi Corporation plc entered into a restructuring undertaking agreement under which Barclays undertook, subject to certain termination events, to vote in favour of the Restructuring.

On 13 December 2002, a definitive agreement setting out the terms of that proposed escrow arrangement was entered into between, inter alia, Marconi plc, Marconi Corporation plc and Barclays. The terms of this escrow which would have applied on the effective date of the Restructuring have now been superseded somewhat by the ESOP settlement agreement referred to below.

Marconi plc and Marconi Corporation plc have reached agreement with the Group's ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group (subject to obtaining any requisite creditor consents). Under the terms of the settlement, which is conditional upon the Marconi Corporation scheme of arrangement becoming effective, Marconi Corporation plc will pay a total of L35 million (the "Settlement Amount") to the ESOP Derivative Banks in full and final settlement of their ESOP related claims against the Group.

The Settlement Amount will be paid from the fund of up to L170 million (including the Strategic Communications escrow) which was to have been set aside by Marconi Corporation plc, as part of the Restructuring, pending resolution of potential liabilities of Group companies to participating ESOP Derivative Banks in relation to the ESOP derivative transactions. The settlement has made available approximately L135 million in cash which will now form part of the L340 million initial cash distribution referred to above (in return for a L123 million reduction in the face value of the Junior Notes to be issued as part of the Restructuring i.e. equivalent to redemption at 110 per cent of face value). Without the ESOP settlement, the L135 million sum would not have formed part of the initial cash distribution.

INSURANCE RISK MANAGEMENT

Marconi manages centrally the purchase of global insurance policies in respect of major insurable risks, including property (material damage/business interruption), directors' and officers and public and products liability. The use of global policies and centrally appointed brokers allows the Group to improve internal control and optimise the overall level of retained risk. Risk management and insurance expenditure are concentrated on those insurable risks which are considered potentially catastrophic to the Group as a whole. The Group continues to work with its insurers and advisers to improve its loss prevention and mitigation processes. Insurance market conditions are currently very challenging and premium rates have increased substantially. However, the Group benefits from good relationships with its major insurers.

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NOTES

1      FUNDAMENTAL UNCERTAINTY IN RESPECT OF THE APPLICATION OF THE GOING
       CONCERN BASIS

Marconi Corporation owes approximately L2.1 billion under a syndicated credit facility (the "Bank Facility") which was due for repayment on 25 March 2003. Borrowings under the facility are repayable on demand and no further funds may be drawn under its terms. The Group also has in issue Eurobonds and Yankee Bonds (the "Bonds") with a face value of L1.7 billion. Marconi plc guarantees Corp's debt obligations under the Bonds and the Bank Facility. As at 31 December 2002, net debt of the Group stood at approximately L2.8 billion.

On 29 August 2002, Marconi plc announced that non-binding indicative heads of terms, which set out the principles for the financial restructuring of Marconi plc and Marconi Corporation (the "Restructuring"), had been concluded with the co-ordination committee of syndicate banks and an informal ad hoc committee of Bondholders. On 16 December 2002 Marconi plc announced that modifications to the non-binding indicative heads of terms had been concluded. The non-binding indicative heads of terms envisage that the creditors of Marconi plc and Marconi Corporation, other than certain excluded creditors, will be subject to schemes of arrangement ("Schemes") under which creditor claims will be compromised in consideration for cash, new equity and new debt securities of Marconi Corporation. As part of the restructuring Marconi Corporation will become the listed parent for the Group and, following completion of its Scheme, it is currently anticipated that Marconi plc will be dissolved. The Restructuring will leave existing Marconi plc shareholders with 0.5% of the equity in Marconi Corporation.

On 17 March 2003, documentation for the proposed Schemes was filed with the High Court of England and Wales, initiating the final steps towards implementation of the Restructuring.

The non-binding indicative heads of terms envisage a new capital structure for the Group that is appropriate to the latest business plan developed by the Group. The implementation of this capital structure involves, among other things, the payment of L320 million of cash (in addition to L95 million accrued interest on Marconi Corporation's financial debt, paid in September and October
2002), the issue of new equity and the issue of new notes with a face value, using 31 December 2002 exchange rates, of approximately L763 million by Marconi Corporation to its schemed creditors through the operation of the Schemes.

As part of the arrangements to implement the Restructuring, the majority of the Group's cash resources are currently held in secured accounts which are subject to interim security arrangements in favour of the Group's Syndicate Banks and Bondholders (including the Bond trustees, but excluding Ancrane, a subsidiary of Marconi plc which holds Bonds) and also to one of the Group's ESOP Derivative Banks (who committed to support the proposed Restructuring within the required time period). At 31 December 2002, the balance of this secured cash amounted to L701 million. The Group is dependent on amounts available to it from the secured amounts in order to meet its short-term liquidity needs.

Prior to the release of interim security and so long as an enforcement event does not occur, monthly releases from the secured accounts are approved in accordance with an agreed cash flow schedule, subject to specified maximum amounts. This agreed cash flow schedule is consistent with the Group's expectations as to its liquidity needs for the relevant period. The current agreed cash flow schedule covers the period to the end of March 2003. A revised schedule, covering the period to the end of June 2003 is expected to be approved by the Group's Syndicate Banks and the Ad Hoc Committee of Bondholders in connection with the request for an extension of the timetable for the Restructuring referred to below.

When the heads of terms were announced on 29 August 2002, the Group indicated that the Restructuring was scheduled to be completed by 31 January 2003 (the "Effective Date"). This date was extended to 15 March 2003 in December 2002. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now expected to be on or around 19 May 2003. The change to the timing of the Restructuring introduces risks associated with certain financial debt falling due in March 2003. In particular, as noted above, the Bank Facility was due for repayment on 25 March 2003 and interest payments were due on the Yankee Bonds on 17 March 2003 and are due on the Eurobonds on 31 March 2003. Failure to repay the Bank Facility, either on demand or on 25 March 2003, gives rise to direct rights on the part of individual syndicate banks to bring actions for recovery of the debt owing to them and, in addition, after the expiry of a five business day grace period, result in a cross default under the Bonds. In common with the Group's approach to other Scheme claims, pending the outcome of the Schemes, the Group does not intend to make payment in respect of such obligations, in full or in part.

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The fact of the aforementioned payments falling due represents a risk to the
Restructuring, due to consequential legal action which Syndicate Banks or Bondholders who are not supportive of the Restructuring process could take against Marconi Corporation or Marconi plc. However, Marconi Corporation and Marconi plc is of the view that, given the timing associated with any such legal action as well as the likely attitude of the English and New York Courts to a creditor seeking to frustrate the Restructuring (which is intended to be for the benefit of all Scheme creditors), these risks should be manageable.

The interim security is subject to various enforcement events, some of which are tied to the prospects of successfully completing the restructuring in accordance with the non-binding indicative heads of terms (and within the agreed timetable, which is currently, as mentioned above, 15 March 2003). The occurrence of an enforcement event entitles the requisite majority of creditors to block withdrawals from the secured accounts and/or enforce the interim security. At the present date, following the delays to the timing of the Restructuring described above, an unwaived enforcement event is continuing, although no enforcement action has been taken. Marconi Corporation's request for a waiver of this enforcement event is due to be considered by the Group's Syndicate Banks on 19 March 2003 and by the Ad Hoc Committee of Bondholders prior to posting of the Scheme document to Scheme creditors. The Directors are confident that a waiver will be granted.

The Restructuring of Marconi plc is dependent on approval of the Schemes. Approval of these Schemes will be dependent on, amongst other things, securing the necessary level of support of the Syndicate Banks, Bondholders and other creditors whose claims will be compromised, in the relevant creditors' meetings to be held as part of the Scheme process, as well as the approval of the English court and the granting of a permanent restraining order by the U.S. Bankruptcy Court.

Letters of current intention to support the Restructuring and to vote for the Schemes were obtained from the joint lead coordinators of the Group's Syndicate Banks and from each of the members of the Ad Hoc Bondholder Committee in December 2002. Neither Marconi plc nor Marconi Corporation has received any notice of any changes to this intention.

In the light of the information currently available to them, the Directors believe that the Group's bankers, Bondholders and other creditors will support the Restructuring and that all the conditions for the Restructuring will be satisfied. On this basis, the Directors consider it appropriate to prepare the accounts on the going concern basis. Should the Group's Syndicate Banks, Bondholders and other creditors cease to support the Group before the completion of the Restructuring, or should all of the conditions for the Restructuring not be met, there would be no realistic alternative for Marconi plc and Marconi Corporation but to commence insolvency proceedings and the going concern basis of preparation would no longer be applicable; adjustments would be necessary to record additional liabilities and to write down assets to their recoverable amount. It is not practicable to quantify these possible adjustments.

2      ACCOUNTING POLICIES

The more important Marconi Group accounting policies are summarised below to facilitate the interpretation of the non-statutory financial statements.

As disclosed in the 2002 Annual Report and Accounts, the Group accounts for pension costs and retirement benefits in accordance with FRS 17. This requires an annual actuarial assessment of the defined benefit pension schemes, which is carried out by the Group's independent actuarial advisers. The Group carried out a further actuarial assessment for the six month period ended 30 September 2002.

ACCOUNTING CONVENTION

The non-statutory financial statements are prepared under the historical cost convention, as modified by the valuation of listed current and fixed asset investments.

BASIS OF CONSOLIDATION

The non-statutory financial statements consolidate the accounts of Marconi plc and all of its subsidiary undertakings (Group companies or subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation.

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All Group companies' results and cashflows have been prepared for the three months ended 31 December 2002 and 31 December 2001 with consolidated group balance sheets at 31 December 2002 and 30 September 2002. Consequently, comparative information has not been provided for the consolidated statement of recognised gains and losses and reconciliation of movements in equity shareholders' interests.

TURNOVER

Turnover, excluding VAT, comprises sales to outside customers, and the Group's percentage interest in sales by their joint ventures. The Group records transactions as sales when the delivery of products or performance of services takes place in accordance with the terms of sale. Turnover on long term contracts is calculated as a proportion of the total contract value based on the ratio of costs incurred to date compared with the total expected costs for that contract.

CURRENCY TRANSLATION

Transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period end rates of exchange. Key rates used are as follows:

                                    Average rates                             Period-end rates
                       ----------------------------------------   ----------------------------------------
                       31 DECEMBER   30 September   31 December   31 DECEMBER   30 September   31 December
                              2002           2002          2001          2002           2002          2001
                       -----------   ------------   -----------   -----------   ------------   -----------
US dollar                   1.5389         1.5204        1.4359        1.6098         1.5726        1.4554
Euro                        1.5739         1.5813        1.6239        1.5342         1.5913        1.6346
                       ===========   ============   ===========   ===========   ============   ===========

The differences arising from the restatement of profits and losses and the retranslation of the opening net assets/(liabilities) to period end rates are taken to reserves.

ACQUISITIONS AND DISPOSALS

On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the group's share of separable net assets. Where the cost of acquisition exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.

The results and cashflows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.

FINANCIAL INSTRUMENTS

The Group uses financial instruments, including interest rate swaps, currency swaps and other derivatives, solely for the purposes of raising finance for its operations and managing interest and currency risk associated with the Group's underlying business activities. There is no trading activity in financial instruments.

FORWARD FOREIGN EXCHANGE CONTRACTS

Forward foreign exchange contracts generally exhibit a high correlation to the hedged items and are designated and considered effective as hedges of the underlying assets, liabilities and firm commitments. Gains and losses on forward foreign exchange contracts which are designated as hedges of assets, liabilities and firm commitments of

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--------------------------------------------------------------------------------

the group are recognised in the profit and loss account or as adjustments to carrying amounts when the hedged transactions occurs.

HEDGES OF THE NET INVESTMENT IN OVERSEAS SUBSIDIARIES

The Group's policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

Exchange gains or losses arising on the hedging borrowings and on the notional principal of currency swaps during their life and at termination or maturity, together with the tax thereon, are dealt with as a movement in reserves, to the extent they offset losses or gains on the hedged investment.

In respect of hedges of net investments, the Group enters into tax equalisation swaps, the gains and losses of which are recognised through the statement of total recognised gains and losses (in accordance with the underlying transaction and the tax thereon) with any forward premium or discount recognised over the life of the contract in the profit and loss account.

EQUITY FORWARD CONTRACTS

Marconi has established three trusts for the purchase of shares and share-related instruments for the benefit of employees -- the Marconi Employee Trust ("MET"), the GEC Employee Share Trust and the GEC Special Purpose Trust. These trusts are consolidated in the financial statements of the Group.

The independent trustee of the MET, Bedell Cristin Trustees Limited ("BCT") has entered into contracts (the Equity Forward Contracts) to hedge the potential cost of the Group's share plans. On or before maturity of the Equity Forward Contracts, the MET may either take delivery of Marconi plc shares at the contracted purchase price (including accrued interest) or may cash settle the contracts for a net amount based on the difference between the Marconi plc share price and the contract purchase price (including accrued interest). The obligation to settle the contracts including accrued interest is classified as a provision within the Group's balance sheet. This liability is calculated by taking the shares under contract and applying the difference between Marconi plc's share price and the contract purchase price per share, adjusted for brokerage costs, on a contract-by-contract basis.

No cash is exchanged until the maturity of the contract (or earlier upon either option exercises by employees or cash settlement of the contracts at the MET's option) unless collateral is required. Where the MET has provided collateral this has been offset against the provision in the consolidated balance sheet.

Interest costs on the equity notional are calculated as LIBOR plus a margin less dividends, if any, and are accrued on a monthly basis, with a debit to interest and a credit to provisions.

INTEREST RATE RISK EXPOSURE

The Group hedges its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps and forward rate agreements. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis.

Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the underlying exposure.

TANGIBLE FIXED ASSETS

Property, plant, machinery, fixtures, fittings, tools and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from the time they are brought into use. Freehold land does not bear depreciation where the original cost of purchase was separately identified. Provision is made for any impairment.

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Tangible fixed assets are depreciated using the following rates:

Freehold buildings                         -- 2 per cent to 4 per cent per annum
Leasehold property                         -- over the period of the lease or 50 years for long leases
Plant and machinery                        -- 10 per cent per annum on average
Fixtures, fittings, tools and equipment    -- 10 per cent per annum

LEASED ASSETS

Assets held under finance lease and other similar contracts, which confer rights and obligations similar to those attached to owned asset, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

GOODWILL

Purchased goodwill is capitalised and amortised on a straight-line basis over its estimated useful economic life. Each acquisition is separately evaluated for the purposes of determining the useful economic life, up to a maximum of 20 years. The useful economic lives are reviewed annually and revised if necessary. Provision is made for any impairment.

RESEARCH AND DEVELOPMENT

Expenditure incurred in the period is charged against profit unless specifically chargeable to and receivable from customers under agreed contract terms.

STOCK

Stock is stated at the lower of cost and net realisable value. Provision is made for obsolete, slow-moving or defective items where appropriate.

CONTRACTS IN PROGRESS

Profit on long-term contracts in progress is taken when a sale is recorded on part-delivery of products or part-performance of services, provided that the outcome of the contract can be assessed with reasonable certainty. Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Excess progress payments are included in creditors as payments received in advance. Cumulative costs incurred net of amounts transferred to cost of sales, less provision for contingencies and anticipated future losses on contracts, are included as long-term contract balances in stock.

WARRANTIES

Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

TAXATION

Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial

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--------------------------------------------------------------------------------

statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

INVESTMENTS

Joint ventures comprise long-term investments where control is shared under a contractual arrangement. The sector analysis of turnover, profit and net assets includes the Group's share of the results and net assets of joint ventures.

Associates consist of long-term investments in which the Group holds a participating interest and over which it exercises significant influence. Investments in joint ventures and associates are stated at the amount of the Group's share of net assets including goodwill at 31 December 2002 derived from audited or management accounts made up to that date, other than Easynet Group Plc whose results for the six months to 31 December 2002 have been prorated to provide a three months movement. Loss before taxation includes the Group's share of joint ventures and associates.

Other unlisted fixed asset investments are stated at cost less provision for impairment in value. Listed fixed asset investments are stated at market value. Current asset investments are stated at the lower of cost and net realisable value except dated listed securities which are stated at market value.

Investments in Marconi plc's shares, held within the GEC Employee Share Trust and the Marconi Employee Trust, are included on the Group balance sheet at cost, less provision for impairment.

PENSIONS AND OTHER POST RETIREMENT BENEFITS

The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group's operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the schemes' assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the schemes liabilities is treated as part of finance costs. The changes in value of the schemes' assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes' surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.

In the three months ended 31 December 2002 the Group has charged the profit and loss account with L6 million of service cost and L2 million of notional interest in respect of defined benefit schemes on the basis of the 30 September 2002 actuarial assessment. This will be updated during the final quarter of the year ending 31 March 2003, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for the year ending 31 March 2003.

SHARE OPTIONS

The costs of awarding shares under employee share plans are charged to the profit and loss account over the period to which the performance criteria relate. When share options granted lapse, any associated costs that were treated as cost of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

FINANCE COSTS

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

DEBT

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

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LIQUID RESOURCES

Liquid resources comprise term deposits with an original maturity of generally less than one year and other readily disposable current asset investments.

3 PRINCIPAL ACTIVITIES, (LOSS)/PROFIT CONTRIBUTIONS, MARKETS AND NET ASSETS/(LIABILITIES) EMPLOYED

ANALYSIS OF RESULTS AND NET ASSETS/(LIABILITIES) BY CLASS OF BUSINESS

                                                                                                        Net assets/
                                           (Loss)/profit                   Turnover                    (liabilities)
                                    ---------------------------   ---------------------------   ---------------------------
                                     3 MONTHS TO    3 Months to    3 MONTHS TO    3 Months to
                                     31 DECEMBER    31 December    31 DECEMBER    31 December    31 DECEMBER   30 September
                                            2002           2001           2002           2001           2002           2002
                                       L MILLION      L million      L MILLION      L million      L MILLION      L million
                                    ------------   ------------   ------------   ------------   ------------   ------------
Network equipment                            (49)           (80)           261            407            359            451
Network services                              20            (32)           195            225
Other (including intra-activity
  sales)                                     (12)           (16)            (2)            --              3             11
                                    ------------   ------------   ------------   ------------   ------------   ------------
                                             (41)          (128)           454            632            362            462
Capital                                      (10)            (7)            12            116            (33)           (19)
                                    ------------   ------------   ------------   ------------   ------------   ------------
Continuing operations                        (51)          (135)           466            748            329            443
Discontinued operations                       --             26             --            293             --             --
                                    ------------   ------------   ------------   ------------   ------------   ------------
                                             (51)          (109)           466          1,041            329            443
                                                                  ------------   ------------
Goodwill and goodwill amortisation           (28)           (46)                                         638            672
Operating exceptional items (note
  5a)                                        (54)           (94)
                                    ------------   ------------
                                            (133)          (249)
Associates                                   (11)           (11)                                          57             69
                                    ------------   ------------
Operating loss                              (144)          (260)
Non-operating exceptional items
  (note 5b)                                  (10)           341
Net interest payable and interest
  bearing assets and liabilities             (51)           (66)                                      (2,807)        (2,838)
Net finance income                             7             61
Unallocated net liabilities                                                                             (943)          (889)
                                    ------------   ------------                                 ------------   ------------
                                            (198)            76                                       (2,726)        (2,543)
                                    ============   ============                                 ============   ============

The Group has divided its business into two segments: Core and Capital.

The Group's Core businesses are the provision of optical networks, broadband routing and switching and broadband access technologies and associated installation, maintenance and other value-added services. Their customer base includes telecommunications companies, providers of Internet services for their public networks, and to certain large corporations, government departments and agencies, utilities and educational institutions for their private networks. Core activities are divided into Network equipment, Network services and Other.

Capital comprises the businesses the Group manages for value and ultimately for disposal. The Marconi share of joint ventures' (loss)/profit, turnover and net assets are included under Capital.

Goodwill arising on acquisitions is amortised over a period not exceeding 20 years. Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 7 years.

Comparative figures have been restated to reflect the changes in the Group structure during the period since 31 December 2001. The net assets of Network equipment and Network services cannot be separately identified as the same assets are, generally, used to generate sales in each of these segments. The results of these segments are separately reportable.

Sales by Group companies to joint ventures and associates in the three months amounted to L6 million (31 December 2001 L10 million). Purchases from joint ventures and associates amounted to Lnil (31 December 2001 L4 million).

                                       221
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--------------------------------------------------------------------------------

Assets and liabilities arising out of the Retirement Benefit Plan are treated as unallocated net liabilities.

It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

ANALYSIS OF TURNOVER BY CLASS OF BUSINESS

                                         To customers in the
                                           United Kingdom           To customers overseas
                                      -------------------------   -------------------------
                                      3 MONTHS TO   3 Months to   3 MONTHS TO   3 Months to
                                      31 DECEMBER   31 December   31 DECEMBER   31 December
                                             2002          2001          2002          2001
                                        L MILLION     L million     L MILLION     L million
                                      -----------   -----------   -----------   -----------
Network equipment                              63            80           198           327
Network services                               61           141           134            84
Other (including intra-activity
  sales)                                       --            --            (2)           --
                                      -----------   -----------   -----------   -----------
                                              124           221           330           411
Capital                                        --            71            12            45
                                      -----------   -----------   -----------   -----------
Continuing operations                         124           292           342           456
Discontinued operations                        --            31            --           262
                                      -----------   -----------   -----------   -----------
                                              124           323           342           718
                                      ===========   ===========   ===========   ===========

ANALYSIS OF TURNOVER BY TERRITORY OF DESTINATION

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
United Kingdom                                                        124           323
The Americas                                                          137           323
Rest of Europe                                                        137           305
Africa, Asia and Australasia                                           68            90
                                                              -----------   -----------
                                                                      466         1,041
                                                              ===========   ===========

                                       222
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                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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ANALYSIS OF CORE SEGMENT TURNOVER BY PRODUCT GROUPING

                                                              3 MONTHS TO 31   3 Months to 31
                                                               DECEMBER 2002    December 2001
                                                                   L MILLION        L million
                                                              --------------   --------------
Optical networks                                                         96              189
Broadband switching                                                      32               40
European access                                                          69               85
Outside plant & power                                                    30               48
North American access                                                    23               24
Other network equipment                                                  11               21
                                                              -------------    -------------
Network equipment                                                       261              407
Installation, commissioning and maintenance                              93              122
Value-added services                                                    102              103
                                                              -------------    -------------
Network services                                                        195              225
Other (including intra-activity sales)                                   (2)              --
Capital (including joint ventures of Lnil (2001 L79
  million))                                                              12              116
                                                              -------------    -------------
Continuing operations                                                   466              748
Discontinued operations                                                  --              293
                                                              -------------    -------------
                                                                        466            1,041
                                                              =============    =============

ANALYSIS OF OPERATING LOSS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS, TURNOVER AND NET ASSETS BY TERRITORY OF ORIGIN

                                     Loss                            Turnover                Net assets/(liabilities)
                        -------------------------------   -------------------------------   --------------------------
                        3 MONTHS TO 31   3 Months to 31   3 MONTHS TO 31   3 Months to 31   31 DECEMBER   30 September
                         DECEMBER 2002    December 2001    DECEMBER 2002    December 2001          2002           2002
                             L MILLION        L million        L MILLION        L million     L MILLION      L million
                        --------------   --------------   --------------   --------------   -----------   ------------
United Kingdom                    (11)              (17)            178              339            408            435
The Americas                       (2)              (31)            139              338             54             60
Rest of Europe                    (34)              (56)            115              274           (129)           (75)
Africa, Asia and
  Australasia                      (4)               (5)             34               90             (4)            23
                        -------------     -------------   -------------    -------------    -----------   ------------
                                  (51)             (109)            466            1,041            329            443
                        =============     =============   =============    =============    ===========   ============

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4      OPERATING (LOSS)/PROFIT (EXCLUDING JOINT VENTURES)

GROUP

                                                            3 MONTHS TO 31 DECEMBER 2002
                                                     ------------------------------------------
                                                     CONTINUING   EXCEPTIONAL ITEMS       TOTAL
                                                      L MILLION           L MILLION   L MILLION
                                                     ----------   -----------------   ---------
Turnover                                                    466                  --         466
Cost of sales                                              (364)                  7        (357)
                                                     ----------   -----------------   ---------
GROSS PROFIT                                                102                   7         109
Selling and distribution expenses                           (61)                 --         (61)
  Administrative expenses -- other                          (22)                (60)        (82)
  Research and development                                  (71)                 --         (71)
  Goodwill amortisation                                     (28)                 --         (28)
Administrative expenses -- total                           (121)                (60)       (181)
Other operating income                                        3                  --           3
                                                     ----------   -----------------   ---------
OPERATING LOSS                                              (77)                (53)       (130)
                                                     ==========   =================   =========

                                                       3 Months to 31 December 2001
                                         ---------------------------------------------------------
                                         Continuing   Discontinued   Exceptional items       Total
                                          L million      L million           L million   L million
                                         ----------   ------------   -----------------   ---------
Turnover                                        669            293                  --         962
Cost of sales                                  (547)          (195)                (19)       (761)
                                         ----------   ------------   -----------------   ---------
Gross profit/(loss)                             122             98                 (19)        201
Selling and distribution expenses              (110)           (32)                 --        (142)
  Administrative expenses -- other              (52)           (15)                (75)       (142)
  Research and development                     (126)           (18)                 --        (144)
  Goodwill amortisation                         (44)            (2)                 --         (46)
Administrative expenses -- total               (222)           (35)                (75)       (332)
Other operating income/(expense)                 21             (4)                 --          17
                                         ----------   ------------   -----------------   ---------
Operating (loss)/profit                        (189)            27                 (94)       (256)
                                         ==========   ============   =================   =========

Exceptional items are shown in further detail in note 5.

The Group disposed of Medical, Data and Commerce Systems during the year ended 31 March 2002 and the Strategic Communications business during the six months ended 30 September 2002. It is these activities which are shown as discontinued operations.

                                       224
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5      EXCEPTIONAL ITEMS

These charges have been analysed as follows:

A      OPERATING EXCEPTIONAL ITEMS

                                                              3 MONTHS TO    3 Months to
                                                              31 DECEMBER    31 December
                                                                     2002           2001
                                                                L MILLION      L million
                                                              -----------    -----------
Reversal of stock write-downs and related costs                        --              1
Restructuring costs/(credits)                                           7            (20)
                                                              -----------    -----------
Included in cost of sales                                               7            (19)
                                                              -----------    -----------
Impairment of tangible fixed assets                                    (9)            --
Restructuring and reorganisation costs                                (51)           (63)
Systems implementation costs                                           --            (11)
Charges in respect of doubtful debts                                   --             (1)
                                                              -----------    -----------
Included in administrative expenses                                   (60)           (75)
                                                              -----------    -----------
Group operating exceptional items                                     (53)           (94)
Share of joint ventures' operating exceptional items                   (1)            --
Group share of associates' operating exceptional items                 (3)            --
                                                              -----------    -----------
Total operating exceptional items                                     (57)           (94)
                                                              ===========    ===========

(i) In the three months ended 31 December 2002 L7 million was credited to restructuring costs classified within cost of sales. This arose as a consequence of the manufacturing outsourcing arrangement with Jabil whereby the Group was able to release stock provisions where the components had been utilised. In the three months ended 31 December 2001 a charge of L20 million was incurred in respect of such inventory.

(ii) In the three months ended 31 December 2002 a charge of L9 million was booked for impairment of Italian fixed assets and UK and US buildings in continuing operations.

(iii) As part of the Group's cost reduction actions, a charge of L51 million was recorded during the three months to 31 December 2002 associated with employee severance, site rationalisation costs and other restructuring costs (31 December 2001 L63 million).

      The site rationalisation costs reflect the charges associated with closing and consolidating various sites around the world as part of the business restructuring.

(iv) During the year ended 31 March 2002 the Group planned to implement a new global IT system. In light of the revised trading outlook and the continued focus on cost reduction, the implementation was terminated. During the three months ended 31 December 2001 charges of L11 million were incurred in this respect.

                                       225
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ANALYSIS BY SEGMENT (INCLUDING JOINT VENTURES)

                                                              3 MONTHS TO    3 Months to
                                                              31 DECEMBER    31 December
                                                                     2002           2001
                                                                L MILLION      L million
                                                              -----------    -----------
Network equipment & services                                          (65)           (98)
Other                                                                  14             10
                                                              -----------    -----------
                                                                      (51)           (88)
Capital                                                                (3)            13
                                                              -----------    -----------
Continuing operations                                                 (54)           (75)
Discontinued operations                                                --            (19)
                                                              -----------    -----------
                                                                      (54)           (94)
                                                              ===========    ===========
United Kingdom                                                        (34)           (81)
The Americas                                                           (4)            20
Rest of Europe                                                        (13)           (31)
Africa, Asia and Australasia                                           (3)            (2)
                                                              -----------    -----------
                                                                      (54)           (94)
                                                              ===========    ===========

B      NON-OPERATING EXCEPTIONAL ITEMS

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
(Loss)/gain on disposal of discontinued operations                     (1)          151
(Loss)/gain on disposal of fixed assets and investments in
  continuing operations
  (Loss)/gain on disposals of subsidiaries and other fixed
     assets                                                            (8)          124
  Amounts written off investments                                      (1)           66
                                                                       (9)          190
                                                              -----------   -----------
Included in non-operating exceptional items                           (10)          341
                                                              ===========   ===========

---------------

(i) The three months charge to 31 December 2002 comprised of a L1 million additional charge on the disposal of discontinued operations and a L8 million net loss on disposal of other businesses and fixed assets in continuing operations. The L1 million net loss related to the revaluation of some of the Group's investments in line with its accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost less provision for impairment.

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C      EXCEPTIONAL CASH FLOWS

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
Operating
  Restructuring costs                                                 (77)          (71)
  Systems implementation costs                                         (5)           (8)
  Other                                                                --           (28)
                                                              -----------   -----------
                                                                      (82)         (107)
                                                              -----------   -----------
Non-operating
  Disposal of tangible fixed assets                                     8            67
  Sale of interests in subsidiary companies and associates              3           810
Repurchase of bonds                                                    --           (59)
                                                              -----------   -----------
                                                                       11           818
                                                              -----------   -----------

Non-operating exceptional cash flows from the disposal of tangible fixed assets are included in note 19(d). Non-operating exceptional cash flows from the sales of interests in subsidiary companies and associates are included in note 19(e).

6      NET INTEREST PAYABLE

                                                              3 MONTHS TO   3 Months to
                                                              31 DECEMBER   31 December
                                                                     2002          2001
                                                                L MILLION     L million
                                                              -----------   -----------
Interest receivable
  Loans and deposits                                                    5            --
  Other                                                                 4            --
                                                              -----------   -----------
Interest receivable -- total                                            9            --
                                                              -----------   -----------
Interest payable
  Bank loans and overdrafts                                           (30)          (24)
  Other                                                               (30)          (42)
                                                              -----------   -----------
Interest payable -- total                                             (60)          (66)
                                                              -----------   -----------
Net interest payable                                                  (51)          (66)
                                                              -----------   -----------

7      TAX

A      DEFERRED TAXATION LIABILITIES

                                                                    Group
                                                                L million
                                                                ---------
Tax effect of timing differences on:
  Provisions and accruals for liabilities and charges                  (6)
                                                                ---------
AT 30 SEPTEMBER AND 31 DECEMBER 2002                                   (6)
                                                                =========

No provision is made for any taxation that may arise if reserves of overseas subsidiaries were distributed as such distributions are not expected to occur in the foreseeable future.

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PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

B      RECONCILIATION OF CURRENT TAXATION CHARGE FOR THE PERIOD

                                                              3 MONTHS TO    3 Months to
                                                              31 DECEMBER    31 December
                                                                     2002           2001
                                                                L MILLION      L million
                                                              -----------    -----------
(Loss)/profit before tax                                             (198)            76
Tax credit/(charge) on loss at a standard rate of 34%
  (31 December 2001 34%)                                               67            (26)
Non-deductible goodwill impairment, amortisation and other
  similar items                                                       (33)           100
Tax losses and other deferred tax items not recognised in
  current tax                                                         (34)           (74)
                                                              -----------    -----------
Current tax charge for the period                                      --             --
                                                              ===========    ===========

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.

C      FACTORS THAT MAY AFFECT FUTURE TAX CHARGES

Deferred tax assets totalling L820 million at 31 December 2002 have not been recognised in respect of operating losses and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

Included in the unrecognised deferred tax asset as at 31 December 2002 of L820 million are amounts that may be forfeited or restricted as a consequence of the planned restructuring of the Group due to the requirements of tax legislation in various jurisdictions. It is not possible at this stage to quantify the amount of unrecognised deferred tax assets that may be forfeited.

8      (LOSS)/EARNINGS PER SHARE

Basic and diluted (loss)/earnings per share are calculated by reference to a weighted average of 2,792.6 million ordinary shares (31 December 2001 2,789.6 million ordinary shares) in issue during the period.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below.

RECONCILIATION OF (LOSS)/EARNINGS PER SHARE EXCLUDING GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

                                                          3 MONTHS TO            3 Months to
                                                        31 DECEMBER 2002       31 December 2001
                                                      --------------------   --------------------
                                                                  LOSS PER               Loss per
                                                           LOSS      SHARE        LOSS      SHARE
                                                      L MILLION      PENCE   L MILLION      PENCE
                                                      ---------   --------   ---------   --------
(Loss)/earnings and basic (loss)/earnings per share        (198)      (7.1)         75        2.7
Exceptional items (note 5)
  Operating exceptional items                                54        1.9          94        3.4
  Group share of associate's operating exceptional
     items                                                    3        0.1          --         --
  Non-operating exceptional items                            10        0.4        (341)     (12.2)
Goodwill amortisation                                        30        1.1          48        1.7
                                                      ---------   --------   ---------   --------
                                                           (101)      (3.6)       (124)      (4.4)
                                                      =========   ========   =========   ========

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                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

9      GOODWILL

                                                                   Cost
                                                              L million
                                                              ---------
At 1 October 2002                                                 6,075
  Adjustments in respect of prior year acquisitions                  (4)
  Exchange rate adjustment                                          (89)
                                                              ---------
AT 31 DECEMBER 2002                                               5,982
                                                              =========

                                                              Amortisation
                                                                 L million
                                                              ------------
At 1 October 2002                                                   (5,403)
  Charged to profit and loss account                                   (28)
  Exchange rate adjustment                                              87
                                                              ------------
AT 31 DECEMBER 2002                                                 (5,344)
                                                              ============
NET BOOK VALUE AT 31 DECEMBER 2002                                     638
Net book value at 30 September 2002                                    672
                                                              ============

Following the continued difficult market conditions a further review of the carrying value of goodwill has been undertaken at 31 December 2002.

The average discount rate applied to the future cash flows is 15% and is based upon a weighted average cost of capital percentage.

The results of the review indicated that no further impairment charge in respect of goodwill was necessary for the three months to 31 December 2002. However, due to the significant uncertainties over the timing and extent of any recovery in the telecommunications market, the directors acknowledge that they are likely to have to continue to review their assumptions against future performance.

10     TANGIBLE FIXED ASSETS

                                                                                             Fixtures,    Payments on
                                                          Leasehold property                 fittings,    account and
                                              Freehold   ---------------------   Plant and   tools and   assets under
                                              property        Long       Short   machinery   equipment   construction       Total
Group                                        L million   L million   L million   L million   L million      L million   L million
-----                                        ---------   ---------   ---------   ---------   ---------   ------------   ---------
Cost at 1 October 2002                             128           9           8         373         544            --        1,062
  Exchange rate adjustment                           1          --          --           2           1            --            4
  Additions                                         --          --          --           5           2            --            7
  Disposals                                        (17)         (7)         --         (25)        (17)           --          (66)
  Businesses disposed                               --          --          --          (6)        (17)           --          (23)
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
COST AT 31 DECEMBER 2002                           112           2           8         349         513            --          984
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
Depreciation at 1 October 2002                      37           2           5         258         431            --          733
  Exchange rate adjustment                          --          --          --          --          (2)           --           (2)
  Charged to profit and loss account                --          --          --           8          20            --           28
  Impairment of fixed assets                        --          --          --          --           9            --            9
  Disposals                                         (4)         (1)         --         (24)        (17)           --          (46)
  Businesses disposed                               --          --          --          (4)        (14)           --          (18)
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
DEPRECIATION AT 31 DECEMBER 2002                    33           1           5         238         427            --          704
                                             ---------   ---------   ---------   ---------   ---------   -----------    ---------
NET BOOK VALUE AT 31 DECEMBER 2002                  79           1           3         111          86            --          280
Net book value at 30 September 2002                 91           7           3         115         113            --          329
                                             =========   =========   =========   =========   =========   ===========    =========

PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

11     FIXED ASSET INVESTMENTS

A      JOINT VENTURES, ASSOCIATES AND OTHER

                                          Shares                                 Share of
                                       Cost less                                     post
                                         amounts    Goodwill       Goodwill   acquisition
                                     written off        cost   amortisation      reserves       Total
JOINT VENTURES AND ASSOCIATES          L million   L million      L million     L million   L million
-----------------------------        -----------   ---------   ------------   -----------   ---------
At 1 October 2002                            334         79             (47)         (262)        104
Profits less losses retained                  --         --              --           (13)        (13)
Goodwill amortisation                         --         --              (2)           --          (2)
                                     -----------   --------    ------------   -----------   ---------
AT 31 DECEMBER 2002                          334         79             (49)         (275)         89
                                     ===========   ========    ============   ===========   =========

                                                                Cost or
                                                              valuation   Provisions       Total
OTHER INVESTMENTS                                             L million    L million   L million
-----------------                                             ---------   ----------   ---------
At 1 October 2002                                                   321         (304)         17
Disposals, impairments and repayments                                --           (4)         (4)
Reversal of past impairment of listed investments                    --            4           4
                                                              ---------   ----------   ---------
AT 31 DECEMBER 2002                                                 321         (304)         17
                                                              =========   ==========   =========
JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS AT 31
  DECEMBER 2002                                                                              106
Joint ventures, associates and other investments at 30
  September 2002                                                                             121
                                                                                       ---------

During the 3 months to 31 December 2002, amortisation of L2 million (31 December 2001 L2 million) was charged for goodwill relating to Easynet Group Plc.

MARKET VALUES

Listed fixed asset investments are stated at market value, as follows:

                                                               31 DECEMBER   30 September
                                                                      2002           2002
                                                                 L MILLION      L million
                                                               -----------   ------------
Other investments -- listed in the United Kingdom                       12              8
                                                               ===========   ============

The aggregate historic cost of the listed fixed asset investments was L49 million at 31 December 2002 (30 September 2002 L49 million).

No provision has been made for taxation (30 September 2002 Lnil) which could arise if these investments were realised at the values stated.

At 14 March 2003 the market value of the investments shown above was, in aggregate, L11 million.

                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

                                                                     Voting                   Country of
CORE BUSINESSES                                                      rights                Incorporation
---------------                                                      ------                -------------
Networks equipment and services
  Marconi Communications Ltd.                                         100%                 Great Britain
  Marconi Communications S.p.A.                                       100%                         Italy
  Marconi Communications Inc.                                         100%                           USA
  Marconi Communications GmbH.                                        100%                       Germany

                                                                                 Number      Country of
ASSOCIATED COMPANIES         Class of shares                                       held   Incorporation
--------------------         ---------------                                 ----------   -------------
Ultramast Ltd.               Ordinary shares of 100 pence            50.0%          500   Great Britain
Easynet Group Plc            Ordinary shares of 4 pence                      30,940,597   Great Britain
                             Convertible non-voting ordinary                 48,553,661
                             shares of 4 pence
                               Equity share                          71.6%
                               Voting share                          49.6%

The principal activity of Ultramast Limited is to build and market telecommunications masts for use by mobile and fixed wireless network operations.

Easynet Group Plc's year end is 31 December and it has been accounted for under the equity accounting method. As it is a company quoted on the London Stock Exchange, information that is not in the public domain cannot be disclosed. Consequently its results for the six month period to 31 December 2002 have been prorated for inclusion in the Group's results for the three months ended 31 December 2002 and the results for the six month period ended 31 December 2001 for inclusion in the Group's results for the three months ended 31 December 2001. Easynet is a network-based provider of broadband services and internet solutions and is incorporated in Great Britain.

The above list of subsidiaries and associated companies includes those businesses that had a material effect on the consolidated results to 31 December 2002.

B      INVESTMENT IN MARCONI PLC SHARES

The Marconi Employee Trust ("MET"), a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 1 December 1999. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The MET held assets of 1,208,545 Marconi plc ordinary 5p shares at 31 December 2002, with a market value of Lnil. Dividends receivable by MET from the Company have been waived.

The GEC Employee Share Trust ("EST"), a discretionary trust for certain employees and former employees of Marconi plc and its subsidiaries, was established on 19 January 1995. The trust acquires shares in order to satisfy entitlements under certain share option schemes. The EST held assets of 1,135,644 Marconi plc ordinary 5p shares at 31 December 2002, with a market value of Lnil. Dividends receivable by EST from the Company have not been waived.

The GEC Special Purpose Trust, the Marconi Employee Trust and the GEC Employee Share Trust have been consolidated. All operating expenses incurred are charged to the Group profit and loss account.

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PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

12     STOCKS AND CONTRACTS IN PROGRESS

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Raw materials and bought out components                                63            104
Work in progress                                                      109            119
  Payments on account                                                  (2)            (3)
Long-term contract work in progress                                    20             21
Finished goods                                                        115            115
                                                              -----------   ------------
                                                                      305            356
                                                              ===========   ============

13     DEBTORS

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Amounts falling due within one year
  Trade debtors                                                       559            628
  Amounts owed by joint ventures and associates                        30             35
  Other debtors                                                        58             91
  Prepayments and accrued income                                       48             49
                                                              -----------   ------------
                                                                      695            803
                                                              -----------   ------------
Amounts falling due after more than one year
  Trade debtors                                                         2              3
  Other debtors                                                        43             48
  Prepayments and accrued income                                        7              8
                                                              -----------   ------------
                                                                      747            862
                                                              ===========   ============

Amounts owed by joint ventures and associates relate to trading balances.

14    CURRENT ASSET INVESTMENTS AND CASH AT BANK AND IN HAND

CASH AT BANK AND IN HAND

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
  Cash and bank deposits repayable on demand                          921            927
  Other cash deposits                                                 164            144
                                                              -----------   ------------
Cash at bank and in hand                                            1,085          1,071
                                                              ===========   ============
Included in the amounts above are restricted cash of
                                                              -----------   ------------
Secured                                                               744            775
Collateral against bonding facilities                                 107             79
Held by captive insurance company                                      17             18
Other                                                                  --              8
                                                              -----------   ------------
Restricted cash                                                       868            880
Unrestricted cash                                                     217            191
                                                              -----------   ------------
Cash at bank and in hand                                            1,085          1,071
                                                              ===========   ============

                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

Of the secured cash, L701 million (30 September 2002 L735 million) relates to amounts held under an interim security arrangement by the Group's Syndicate Banks and Bondholders and also to ESOP Derivative Banks granted on 13 September 2002. A further L27 million relates to cash deposited against ESOP plan Derivative Banks for the Strategic Communications business (30 September 2002 L25 million) and L16 million (30 September 2002 L15 million) relates to cash deposited against secured loans in Italy.

15     CREDITORS

                                                              31 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Amounts falling due within one year
  Bank loans and overdrafts
     Repayable on demand                                            2,174          2,145
     Other                                                             --             11
  Debenture loans                                                      --             32
  Obligations under finance leases                                     --              2
                                                              -----------   ------------
                                                                    2,174          2,190
  Payments received in advance                                         73             72
  Trade creditors                                                     258            284
  Amounts owed to joint ventures and associates                         9              9
  Current taxation                                                    345            306
  Other taxation and social security                                   14              5
  Other creditors                                                     108            141
  Accruals and deferred income                                        272            309
                                                              -----------   ------------
                                                                    3,253          3,316
                                                              ===========   ============
Amounts falling due after more than one year
  Bank loans                                                           25             25
  Bonds                                                             1,699          1,695
  Obligations under finance leases                                      6              7
                                                              -----------   ------------
                                                                    1,730          1,727
Other creditors                                                        11             16
                                                              -----------   ------------
                                                                    1,741          1,743
                                                              ===========   ============

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PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

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16     BORROWINGS

                                                                31 DECEMBER    30 September
                                                                       2002            2002
                                                                  L MILLION       L million
                                                                -----------    ------------
Bank loans and overdrafts
  Secured                                                                15              17
  Unsecured                                                           2,184           2,164
Unsecured debenture loans                                                --              32
Bonds                                                                 1,699           1,695
Obligations under finance leases                                          6               9
                                                                -----------    ------------
                                                                      3,904           3,917
Less amounts falling due within one year                             (2,174)         (2,190)
                                                                -----------    ------------
                                                                      1,730           1,727
                                                                ===========    ============
Analysis of repayments of long-term borrowings
  Bank loans
     Between one and two years                                            4               4
     Between two and five years                                          12              12
     In more than five years                                              9               9
  Bonds
     Between two and five years                                         278             270
     In more than five years                                          1,421           1,425
  Finance leases
     Between two and five years                                          --               1
     In more than five years                                              6               6
                                                                -----------    ------------
                                                                      1,730           1,727
                                                                ===========    ============
Bonds
  Repayable at par wholly within five years (average rate
     5.6 per cent)                                                      278             270
  Repayable at par wholly after five years (average rate 7.5
     per cent)                                                        1,421           1,425
                                                                ===========    ============

SECURITY

The secured loans are all secured upon cash balances with the respective banks.

MATURITY

The material payment obligations greater than five years are all payable wholly at maturity, of which L479 million refer to Marconi's 6.375% Eurobond due 2010, L471 million refer to Marconi's 7.75% Yankee Bond due 2010, and L471 million refer to Marconi's 8.375% Yankee Bond due 2030.

                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

17     PROVISIONS FOR LIABILITIES AND CHARGES

                                                      Share     Deferred
                                 Restructuring      options          tax        Other        TOTAL
                                     L million    L million    L million    L million    L MILLION
                                 -------------    ---------    ---------    ---------    ---------
At 1 October 2002                           69          176            6          205          456
  Exchange rate adjustment                   2           --           --           (8)          (6)
  Disposals                                 (1)          --           --           --           (1)
  Charged                                   25            5           --           17           47
  Released                                  (3)          (3)          --          (10)         (16)
  Utilised                                 (13)         (11)          --           (4)         (28)
                                 -------------    ---------    ---------    ---------    ---------
At 31 December 2002                         79          167            6          200          452
                                 =============    =========    =========    =========    =========

Share option provisions mainly comprise amounts owed on contracts taken out with ESOP Derivative Banks to fix the future price at which the Group could purchase shares to satisfy employee share option liabilities. The release in the period relates mainly to the reduction of a provision held for employees of previously acquired companies whose options have lapsed. The utilisation in the period relates mainly to the conversion of accrued interest on the ESOP derivatives into borrowings. An agreement to settle the ESOP derivative is explained in note 22.

Restructuring provisions mainly comprise expected costs for termination of employee contracts, costs for properties no longer occupied and onerous lease contracts. The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next five years.

Other provisions mainly comprise the expected cost of maintenance under guarantees, other work in respect of products delivered, employee related claims, environmental liabilities, other litigation and losses on contract work in progress. The associated outflows are generally expected to occur over the lives of the products and contracts which are long term in nature.

18     DISPOSALS

On 4 October 2002 the Group disposed of Marconi Communications Israel Limited and on 24 December 2002 the Group disposed of ATC Pty Limited for cash consideration totalling L3 million.

19     CASH FLOW

A      NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                3 MONTHS TO
                                                                31 DECEMBER
                                                                       2002
                                                                -----------
                                                                      TOTAL
                                                                 CONTINUING
                                                                  L MILLION
                                                                -----------
Group operating loss after exceptional items                           (130)
Operating exceptional items                                              53
                                                                -----------
Group operating loss before exceptional items                           (77)
Depreciation charge                                                      28
Goodwill amortisation                                                    28
Decrease in stock                                                        51
Decrease in debtors                                                     114
Decrease in creditors                                                   (68)
Decrease in provisions                                                   (4)
                                                                -----------
                                                                         72
                                                                ===========

PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

                                                              3 Months to 31 December 2001
                                                        ----------------------------------------
                                                        Continuing    Discontinued         TOTAL
                                                         L million       L million     L MILLION
                                                        ----------    ------------    ----------
Group operating loss after exceptional items                  (256)             --          (256)
Operating exceptional items                                     75              19            94
                                                        ----------    ------------    ----------
Group operating loss before exceptional items                 (181)             19          (162)
Depreciation charge                                             49               6            55
Goodwill amortisation                                           44               2            46
(Increase)/decrease in stock                                  (213)             16          (197)
Decrease/(increase) in debtors                                 185              (8)          177
Decrease in creditors                                          (96)            (10)         (106)
Increase in provisions                                         207               3           210
                                                        ----------    ------------    ----------
                                                                (5)             28            23
                                                        ==========    ============    ==========

B      RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                3 MONTHS TO     3 Months to
                                                                31 DECEMBER     31 December
                                                                       2002            2001
                                                                  L MILLION       L million
                                                                -----------    ------------
Income from loans, deposits and investments                               7              --
Interest paid                                                           (18)            (51)
                                                                -----------    ------------
                                                                        (11)            (51)
                                                                ===========    ============

Of the above amount, continuing operations account for an outflow of L11 million (31 December 2001 L48 million) and discontinued operations an outflow of Lnil (31 December 2001 L3 million).

C      TAX RECEIVED/(PAID)

                                                                3 MONTHS TO     3 Months to
                                                                31 DECEMBER     31 December
                                                                       2002            2001
                                                                  L MILLION       L million
                                                                -----------    ------------
UK corporation tax received/(paid)                                       46             (10)
Overseas tax paid                                                        (1)             --
                                                                -----------    ------------
                                                                         45             (10)
                                                                ===========    ============

Tax repayments of L46 million were received during the 3 months ended 31 December 2002 (31 December 2001 Lnil repayments). Continuing operations account for L45 million inflow (31 December 2001 L10 million outflow) and discontinued operations Lnil (31 December 2001 Lnil).

                     PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

D      CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                                3 MONTHS TO     3 Months to
                                                                31 DECEMBER     31 December
                                                                       2002            2001
                                                                  L MILLION       L million
                                                                -----------    ------------
Purchases of tangible fixed assets                                       (7)            (57)
Purchases less sales of fixed asset investments                           1              77
Sales of tangible fixed assets                                            9              76
                                                                -----------    ------------
                                                                          3              96
                                                                ===========    ============

Sales of tangible fixed assets shown above includes an amount of L8 million (31 December 2001 L67 million) in respect of disposals treated as exceptional items in the profit and loss account.

Of the above amount, continuing operations account for an inflow of L3 million (31 December 2001 L75 million) and discontinued operations an inflow of Lnil (31 December 2001 L21 million).

E      ACQUISITIONS AND DISPOSALS

                                                               3 MONTHS TO    3 Months to
                                                               31 DECEMBER    31 December
                                                                      2002           2001
                                                                 L MILLION      L million
                                                              ------------   ------------
Investments in subsidiary companies                                     --            (11)
Investments in joint ventures                                           --             22
Sales of interests in subsidiary companies and associates                3            768
Net overdraft/(cash) disposed with subsidiary companies                 (1)           (21)
                                                              ------------   ------------
                                                                         2            758
                                                              ============   ============

F      NET CASH OUTFLOW/(INFLOW) FROM MANAGEMENT OF LIQUID RESOURCES

Comprising term deposits generally of less than one year and other readily disposable current asset investments

                                                               3 MONTHS TO    3 Months to
                                                               31 DECEMBER    31 December
                                                                      2002           2001
                                                                 L MILLION      L million
                                                              ------------   ------------
Deposits withdrawn from banks and similar financial
  institutions                                                          --            (42)
Deposits made with banks and similar financial institutions             23             --
                                                              ------------   ------------
                                                                        23            (42)
                                                              ============   ============

G      NET CASH OUTFLOW FROM FINANCING

                                                               3 MONTHS TO    3 Months to
                                                               31 DECEMBER    31 December
                                                                      2002           2001
                                                                 L MILLION      L million
                                                              ------------   ------------
Decrease in bank loans, debenture loans and finance leases               9              3
Decrease in bonds                                                       --             51
                                                              ------------   ------------
                                                                         9             54
                                                              ============   ============

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PART VI -- MARCONI PLC QUARTERLY REPORT TO 31 DECEMBER 2002

--------------------------------------------------------------------------------

20     ANALYSIS OF NET MONETARY DEBT

                                                                Acquisitions/
                                                                    disposals
                                                                   (excluding       Other
                                    At 1 October                     cash and    non-cash   Exchange rate   AT 31 DECEMBER
                                            2002    Cash flow     overdrafts)     changes      adjustment             2002
                                       L million    L million       L million   L million       L million        L MILLION
                                    ------------   ----------   -------------   ---------   -------------   --------------
Cash at bank and in hand                     927           (1)             --         --               (5)             921
Overdrafts                                   (26)          (2)             --         --                1              (27)
                                                           (3)
Liquid resources                             144           23              --         --               (3)             164
Amounts falling due within one
  year
  Bank loans                              (2,130)           6              --        (62)              39           (2,147)
  Debenture loans                            (32)          --              --         32               --               --
  Finance leases                              (2)           3              --         (1)              --               --
Amounts falling due after more
than one year
  Bank loans                                 (25)          --              --         --               --              (25)
  Bonds                                   (1,695)          --              --         --               (4)          (1,699)
  Finance leases                              (7)          --              --          1               --               (6)
                                                            9
                                    ------------   ----------   -------------   --------    -------------   --------------
                                          (2,846)          29              --        (30)              28           (2,819)
                                    ============   ==========   =============   ========    =============   ==============

The non-cash movement in bank loans results from the settling of an interest rate swap, an ESOP swap and a debenture loan by way of an increase in the Group's borrowings.

21     CONTINGENT LIABILITIES

                                                              30 DECEMBER   30 September
                                                                     2002           2002
                                                                L MILLION      L million
                                                              -----------   ------------
Contingent liabilities at period end                                   30             30
                                                              ===========   ============

The Group is subject to potential and actual legal claims including shareholder class actions and claims relating to contracts, industrial injury and patent infringement. The Group has also provided third party guarantees and Performance Bonds. The total amount disclosed above represents the Directors' best estimate of possible unprovided exposures that may arise in respect of these legal claims and the guarantees and bonds.

22     POST BALANCE SHEET EVENTS

On 7 February 2003 the Group announced that it had agreed in principle with Barclays Bank PLC, Salomon Brothers International Limited and UBS AG to settle potential claims under ESOP derivative arrangements. This settlement is conditional upon the Marconi Corporation Scheme of Arrangement becoming effective. At this point, all claims against Marconi plc, Marconi Corporation and its subsidiaries in respect of this matter will be waived and the total liabilities recorded within liability provisions and net debt of L169 million will be released for a consideration of L35 million.

On 24 February 2003, Marconi announced that, following approval from the High Court in the United Kingdom, Marconi Corporation plc had completed a return of capital from Ultramast Limited (a joint venture company set up in December 2000 with Railtrack Telecom Services Limited) and settled all outstanding litigation relating to it. As a result of the transaction, Marconi received net cash proceeds of approximately L41 million.

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         PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING
--------------------------------------------------------------------------------

1.     OVERVIEW

The Restructuring will be effected through two "schemes of arrangement" under the Companies Act. Details of the Schemes are contained in the Scheme Document which was posted to Scheme Creditors on 31 March 2003.

A scheme of arrangement is a court-supervised procedure under English law through which a company may enter into a compromise or arrangement with its creditors to effect a restructuring of its financial obligations. To become effective, a scheme of arrangement to compromise a company's creditors must be approved by the statutory majority of each class of relevant creditors at meetings of each of those classes of creditors, the statutory majority being a majority in number representing three-quarters in value of the creditors present and voting (in person or by proxy) at the relevant meeting. In order for a scheme to become effective after the meeting(s) of creditors, the scheme must then receive the sanction of the Court and the Court order must be filed with the Registrar of Companies. It is currently anticipated that the meetings of creditors of Marconi plc and Marconi Corporation in relation to the Schemes will take place on 25 April 2003 and that the Court hearing to sanction the Schemes will take place on 12 to 13 May 2003. The Marconi Corporation Scheme is not conditional upon the Marconi plc Scheme becoming effective, but the Marconi plc Scheme is conditional on the Marconi Corporation Scheme becoming effective. If the Marconi plc Scheme does not become effective, there will not be a material effect on the financial or working capital position of the Marconi Corporation Group. The Directors are satisfied that, if the Marconi Corporation Scheme is implemented, the Marconi Corporation Group will be sufficiently ringfenced from Marconi plc that the Marconi Corporation Group will be able to operate effectively, even if Marconi plc has been forced to commence insolvency proceedings.

The Marconi Corporation Scheme will involve all liabilities of Marconi Corporation as at the Record Date, excluding certain categories of liability, but including the liability of Marconi Corporation under the Bank Facility and the liability of Marconi Corporation under the Bonds, which are the Group's primary financial indebtedness. The Marconi plc Scheme will involve all liabilities of Marconi plc at the Record Date, excluding certain categories of liability, some of which are to be novated to Marconi Corporation with effect from the Scheme Effective Date of the Marconi Corporation Scheme. Liabilities involved in the Marconi plc Scheme shall include the liability of Marconi plc as guarantor in respect of the Bank Facility and the Bonds. Creditors whose claims in respect of such liabilities are to be compromised through the Schemes are referred to as "Scheme Creditors" and the claims of these creditors are referred to as "Scheme Claims". Assuming the Court sanctions the Schemes, but before the Schemes become effective, it is intended that Marconi Corporation and Marconi plc will apply for permanent injunction orders under Section 304 of the US Bankruptcy Code to give effect to their respective Schemes.

Through this Restructuring, Marconi Corporation will become the new parent holding company of the Group. All of Marconi plc's assets (net of Marconi plc's Ongoing Costs) will be distributed to its creditors over time in accordance with the Marconi plc Scheme (provided the Marconi plc Scheme is not terminated prior to a final distribution being made (see below under the heading "Further distributions")) following which it is intended that Marconi plc will be liquidated or dissolved.

MARCONI CORPORATION SCHEME

The Marconi Corporation Scheme will cover approximately L4.0 billion of externally held financial indebtedness, comprising principally the Bank Facility and the Bonds. In addition, the Marconi Corporation Scheme will cover certain other claims and contingent claims, including those discussed under "Summary of Key Actual and Contingent Claims" below.

In exchange for the compromise of their Scheme Claims, Marconi Corporation's Scheme Creditors will receive a distribution, pro rata to their Admitted Scheme Claims, of a package of cash and new equity and debt securities issued by Marconi Corporation. This package of cash and securities is referred to as the "Scheme Consideration." The Scheme Consideration is to comprise the following:

      -  CASH:  L340 million in cash;

      - SENIOR NOTES: the euro equivalent (calculated at the Currency Rate) of L450 million in aggregate principal amount of new guaranteed senior secured notes due April 2008 to be issued by Marconi Corporation denominated in euros and/or US dollars, subject to elections made in Claim Forms and Account Holder Letters, with interest payable quarterly in cash at a rate of 8 per cent. per annum;

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      -  JUNIOR NOTES:  the sum of US$300 million plus the US dollar equivalent
         (calculated at the Currency Rate) of L117.27 million in aggregate principal amount of new guaranteed junior secured notes due October 2008 to be issued by Marconi Corporation denominated in US dollars, with interest payable quarterly in cash at a rate of 10 per cent. per annum or, at Marconi Corporation's option, in kind (by issuing additional Junior Notes) at a rate of 12 per cent. per annum; and

      -  MARCONI CORPORATION SHARES:  995 million ordinary shares representing
         99.5 per cent. of Marconi Corporation's issued ordinary share capital at the date of Admission. Elections may be made in Claim Forms and Account Holder Letters to have all or any portion of the Marconi Corporation Shares deliverable pursuant to the Schemes delivered in the form of ADRs.

The cash element of the distribution to Marconi Corporation's Scheme Creditors will be increased by the Net Proceeds of any asset disposals, other than L82 million of excluded asset disposal proceeds, received on or after 1 December 2002 and before 1 May 2003, and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117.27 figure referred to above).

No fraction of a Marconi Corporation Share and no fraction of a Note shall be transferred, allotted or issued in satisfaction of a Scheme Claim. If the Marconi Corporation Shares and Notes or any of them are listed, those fractions of Marconi Corporation Shares or Notes shall be aggregated and sold in the market. The net proceeds of sale shall augment the Scheme Consideration available for distribution to Scheme Creditors. If the Marconi Corporation Shares or Notes or any of them are not listed, the fractional entitlement of the relevant Scheme Creditor shall be rounded down to zero and the fractions will augment the Scheme Consideration available for distribution to Scheme Creditors.

MARCONI CORPORATION SCHEME EXCLUDED CREDITORS

The Marconi Corporation Scheme provides for certain types of creditors to be excluded from the effect of the Marconi Corporation Scheme. These creditors will be unaffected by the Marconi Corporation Scheme and are expected to be paid in the ordinary course. The claims of those creditors have been excluded for one or more of the following reasons:

      - that Marconi Corporation will continue to carry on business as the holding company of a very substantial group of companies, comprising some 300 subsidiaries, with an aggregate turnover, in the six months ended 31 December 2002, of approximately L1.5 billion and it is necessary to exclude certain claims to ensure the continuing viability of the restructured group;

      - that the only type of scheme which Marconi Corporation's principal financial creditors are prepared to support is a scheme which involves an immediate distribution calculated by reference to specific reserves; and an immediate distribution which consists of the whole amount to which, when calculated by reference to those specific reserves, an admitted scheme creditor is entitled;

      - that certain claims would be preferential if Marconi Corporation were to be wound up;

      - that certain claims would, or might, be incapable of being compromised by means of a scheme;

      - that certain claims would, unless excluded, form a separate class of creditors which it would be impractical to consult on that basis;

      -  that there are certain claims which it would be uneconomic to include;
         and

      - that certain claims relate to parties who are assisting in the consideration, negotiation and/or implementation of the Marconi Corporation Scheme.

MARCONI CORPORATION SHARES AND WARRANTS TO BE ISSUED TO EXISTING MARCONI PLC SHAREHOLDERS

As part of the Restructuring, Marconi plc Shareholders will receive 5 million Marconi Corporation Shares representing 0.5 per cent. of Marconi Corporation's issued ordinary share capital immediately following implementation of the Restructuring, along with up to 50 million Warrants to subscribe for additional shares equal to an aggregate of up to 5 per cent. of Marconi Corporation's issued ordinary share capital at that date. Each existing Marconi plc Shareholder will receive at least one Marconi Corporation Share. Warrant entitlements will be rounded down to the nearest whole Warrant and each Warrant will entitle its holder to subscribe one

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                   PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING

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Marconi Corporation Share (subject to adjustment in the event of certain corporate actions). The exercise price of the Warrants will be 150p per share (again subject to adjustment in the event of certain corporate actions). An ordinary share price of 150p implies a post Restructuring market capitalisation of Marconi Corporation of approximately L1.5 billion. The Warrants will expire four years after the Restructuring becomes effective if not exercised. The conditions of the Warrants are set out in Part VIII: Conditions of the Warrants.

Marconi Corporation Shares and Warrants will be given to Marconi plc Shareholders pursuant to the terms of the Marconi Corporation Scheme.

The Marconi Corporation Shares are to be issued in return for the compromise and release of Scheme Claims against Marconi Corporation by the Marconi Corporation Scheme Creditors.

Marconi Corporation will establish an ADR programme in relation to the Marconi Corporation Shares. Existing holders of Marconi plc ADRs will receive any Marconi Corporation Shares to which they are entitled in the form of new ADRs. Marconi Corporation will apply to list the ADRs on NASDAQ. It is currently expected that this NASDAQ listing will become effective during the third calendar quarter of 2003.

MARCONI PLC SCHEME

The Marconi plc Scheme will cover approximately L3.9 billion of externally held liabilities of Marconi plc as guarantor in respect of financial indebtedness, comprising principally the Bank Facility and the Bonds. In addition, the Marconi plc Scheme will cover other claims including those discussed under "Summary of Key Actual and Contingent Claims" below.

In exchange for the compromise of their Scheme Claims, Marconi plc's Scheme Creditors will receive a distribution, pro rata to their Admitted Scheme Claims, of all Marconi plc's assets (net of a reserve for Marconi plc's Ongoing Costs). These assets will principally comprise a portion of the Scheme Consideration to be distributed by Marconi Corporation pursuant to the Marconi Corporation Scheme, which Marconi plc will receive indirectly as a result of a repayment of capital in specie by Marconi plc's wholly-owned subsidiary Ancrane, one of the Scheme Creditors of Marconi Corporation.

Fractional entitlements to the Notes and/or Marconi Corporation Shares and the entitlements of recipients in certain jurisdictions to which laws and regulations prohibit the transfer of assets will be treated in the same manner as in the Marconi Corporation Scheme.

The Marconi plc Scheme is conditional upon the Marconi Corporation Scheme becoming effective. If the Marconi plc Scheme does not become effective, Marconi plc would have to enter an insolvency proceeding because of the severity of its financial position. If the Marconi plc Scheme does not become effective, the Marconi Corporation Scheme may still be implemented in accordance with its terms.

MARCONI PLC SCHEME EXCLUDED CREDITORS

The claims of certain creditors have been excluded from the Marconi plc Scheme for one or more of the following reasons:

      - that contracts will be novated to Marconi Corporation or claims will be settled;

      -  that claims would be preferential if Marconi plc were to be wound up;

      - that claims would, or might, be incapable of being compromised by means of a scheme;

      - that claims would, unless excluded, form a separate class which it would be impractical to consult on that basis;

      -  that claims would be uneconomic to include; and

      - that claims relate to parties who are assisting in the consideration, negotiation and/or implementation of the Marconi plc Scheme.

The following obligations of Marconi plc have been novated to Marconi Corporation (conditionally on the Marconi Corporation Scheme becoming effective):

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PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING

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      -  a guarantee provided to Finmeccanica SpA as the purchaser of certain
         Italian subsidiaries sold by the Group in 2002;

      - certain agreements between Marconi plc and BAE SYSTEMS plc in respect of the merger of the Group's former defence business with BAE SYSTEMS plc; and

      - a licence agreement dated 1 December 1999 between Lemelson Medical, Education and Research Foundation Limited and Marconi plc.

If the Marconi Corporation Scheme becomes effective these obligations will become obligations of Marconi Corporation and therefore will be unaffected by the Marconi plc Scheme. In addition, certain agreements with advisers currently retained by the Group are expected to be novated on or before the Scheme Effective Date, and the service contracts and letters relating to retirement benefits (including FURBS) of Michael Parton and Michael Donovan have been novated to Marconi Corporation unconditionally.

These obligations will also be excluded from the compromise to be effected by the Marconi Corporation Scheme and will therefore be unaffected directly by the Marconi Corporation Scheme.

SUMMARY OF KEY ACTUAL AND CONTINGENT CLAIMS

Marconi Corporation currently anticipates that claims against Marconi Corporation to be compromised through the Marconi Corporation Scheme will amount to not less than L5.193 billion in aggregate. There are three principal areas of actual and contingent Scheme Claims against Marconi Corporation:

      - BANK FACILITY AND BOND DEBT: Marconi Corporation is indebted as at the Record Date to:

          (i) the Syndicate Banks pursuant to the terms of the Bank Facility in the principal sums of US$2,226,600,000 and L650,000,000, together with accrued and unpaid interest of US$40,271,358 and L18,199,947;

          (ii) the relevant Bondholders pursuant to the terms of the 2005 Eurobonds in the principal sum of E500,000,000 together with accrued but unpaid interest of E12,559,932;

          (iii) the relevant Bondholders pursuant to the terms of the 2010 Eurobonds in the principal sum of E1,000,000,000 together with accrued but unpaid interest of E28,469,178;

          (iv) the relevant Bondholders pursuant to the terms of the 2010 Yankee Bonds in the principal sum of US$900,000,000 together with accrued but unpaid interest of US$31,687,500; and

          (v) the relevant Bondholders pursuant to the terms of the 2030 Yankee Bonds in the principal sum of US$900,000,000 together with accrued but unpaid interest of US$34,218,750.

      - INDIRECT CLAIMS BY MARCONI PLC: these comprise claims under inter-company loan balances and through ownership (via Ancrane) of some of the indebtedness listed in (ii) to (v) above (E324,603,000 and US$261,101,000 is owed to Ancrane). Marconi Corporation and Marconi plc currently anticipate that these claims (inclusive of accrued but unpaid interest) will amount to approximately L776 million in aggregate; and

      - OTHER THIRD-PARTY AND ASSOCIATED COMPANY CLAIMS: these are expected to include claims under various loans, guarantees, and a US class action and other lawsuits, as well as other potential claims.

Marconi plc currently anticipates that claims against it to be compromised through the Marconi plc Scheme will amount to not less than L4.68 billion in aggregate. There are two principal areas of actual and contingent Scheme Claims against Marconi plc:

      -  GUARANTEES OF MARCONI CORPORATION'S BANK FACILITY AND BOND
         DEBT: Marconi plc has guaranteed the indebtedness of Marconi Corporation listed under the heading Bank Facility and Bond debt above; and

      - OTHER THIRD-PARTY CLAIMS: these are expected to include claims under various loans, guarantees, and a US class action and other lawsuits, as well as other potential claims.

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THE INITIAL DISTRIBUTION

Each Scheme Creditor whose Scheme Claim is Admitted in whole or in part in accordance with the terms of the relevant Scheme by the Scheme Supervisors will be entitled to receive a proportion of the Scheme Consideration by way of an initial distribution. Both Schemes provide for the First Initial Distribution to be made on the Scheme Effective Date to Scheme Creditors in respect of their Scheme Claims submitted by 5.00 p.m. on 17 April 2003 and detailed in a schedule compiled by the prospective Scheme Supervisors which will be presented to the Court at the hearing to sanction the Schemes.

The Scheme Consideration for each Scheme will be divided, initially, into two segments, the known claims segment for satisfying Scheme Claims against the relevant Scheme company identified in the relevant Scheme and the reserve claims segment for satisfying Scheme Claims of other Scheme Creditors. The size of the reserve claims segment must be sufficiently large to satisfy the Scheme Supervisors that any Scheme Creditor making a claim which is not listed in the relevant Scheme will receive the same pro rata distribution of Scheme Consideration as other Scheme Creditors will receive in the First Initial Distribution and any subsequent distributions. If the Scheme Supervisors are not satisfied prior to the First Initial Distribution being made under the relevant Scheme in respect of the Marconi Corporation Scheme or the Marconi plc Scheme that the reserve claims segment of that Scheme will be sufficiently large to meet any such Scheme Creditor's Scheme Claim, the relevant company will not proceed with the Restructuring. In addition, because the Marconi plc Scheme is conditional upon the Marconi Corporation Scheme, if the Marconi Corporation Scheme is withdrawn or terminated, the Marconi plc Scheme will be withdrawn or terminated.

Scheme Creditors whose Scheme Claims are Admitted into the relevant Scheme but who do not receive Scheme Consideration in the First Initial Distribution will be entitled to receive the same pro rata entitlement to Scheme Consideration as received by those Scheme Creditors who did receive Scheme Consideration in the First Initial Distribution, as soon as reasonably practicable. If, after the First Initial Distribution, the Scheme Supervisors are not satisfied that the reserve claims segment is sufficient to meet distributions to all Scheme Creditors (other than those listed in the relevant Scheme) which have been or are likely to be Admitted, they will direct that the segment of Scheme Consideration set aside for Scheme Creditors listed in the relevant Scheme to be aggregated with the reserve claims segment and that distributions thereafter are made to admitted Scheme Creditors on a pari passu basis.

Scheme Creditors will not be entitled to disturb any previous distribution for any reason, including by reason that such Scheme Creditors have not participated in it.

It is expected that if the Marconi Corporation Scheme and the Marconi plc Scheme both become effective at the same time:

      - approximately 87 per cent. of the Marconi Corporation Scheme Consideration will be distributed to the Syndicate Banks and Bondholders in the First Initial Distribution; and

      - approximately 3 per cent. of the Marconi Corporation Scheme Consideration will not immediately be distributed to Scheme Creditors but will form the reserve claims segments for the Schemes and be held by the Escrow Trustee to satisfy Scheme Claims which are not Known Claims.

FURTHER DISTRIBUTIONS

On the date falling 12 months after each of the Schemes becomes effective or earlier if the Scheme Supervisors terminate the waiting period in accordance with the terms of the relevant Scheme, the division of the Scheme Consideration into a known claims segment and reserve claims segment will no longer apply. Thereafter the Scheme Supervisors may make further additional distributions to all Scheme Creditors on a pari passu basis. Immediately prior to the making of the distribution of the final Scheme Consideration the Scheme Supervisors will issue a Termination Notice notifying the relevant Scheme company and Scheme Creditors that the relevant Scheme will terminate.

A Termination Notice can also be served in circumstances where:

      - in the Marconi Corporation Scheme, the creditors' committee (constituted in accordance with the terms of the Marconi Corporation Scheme) has refused to permit the Scheme Supervisors to raise

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PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING

--------------------------------------------------------------------------------

        sums from the Scheme Consideration in excess of L1,500,000 to meet the costs of implementing the Marconi Corporation Scheme where such costs have not been paid by Marconi Corporation; and

      - in the Marconi plc Scheme, the creditors' committee (constituted in accordance with the terms of the Marconi plc Scheme) has refused to permit the Scheme Supervisors to raise sums from the Scheme Consideration to meet the costs of implementing the Marconi plc Scheme where the fund set aside for payment of such costs has been exhausted.

In these circumstances the Scheme Consideration (to which Scheme Creditors were entitled to absolutely pursuant to the terms of the relevant Scheme) will be returned to the relevant Scheme company and will be available for any liquidator or administrator or similar officer to deal with, if appropriate.

GENERAL SCHEME PROVISIONS

Provided the relevant Scheme becomes effective all Scheme Claims will be fully and completely released on the earlier of (i) the first date on which a Scheme Claim is both Admitted and the subject of a Distribution Notice; (ii) the Final Distribution Date and (iii) the issue of a Termination Notice, provided that the Termination Notice has not been served by the Scheme Supervisors in circumstances where the relevant Scheme can be terminated prior to a final distribution being made (see above under the heading "Further distributions"). In consideration of the release of its Scheme Claim the relevant Scheme Creditor will become entitled to be paid and (if appropriate) issued with its entitlement to Scheme Consideration in accordance with the terms of the relevant Scheme.

The Schemes do not affect the right of a Scheme Creditor to bring proceedings against Marconi Corporation or Marconi plc for the purpose only of establishing the existence or amount of his Scheme Claim, as appropriate, in the courts of any jurisdiction or according to any law (subject to any other provision determining governing law and jurisdiction, whether contained in any contract between either Marconi Corporation and/or Marconi plc and the Scheme Creditor or otherwise) provided that the Scheme Creditor has first given the Scheme Supervisors five Business Days' prior notice in writing of its intention to bring proceedings and, if the Scheme Creditor wishes to bring proceedings upon receipt of a notice from the Scheme Supervisors rejecting its Scheme Claim, those proceedings must be brought within 40 Business Days following receipt by the Scheme Creditor of the notice of rejection. The exercise of all other rights and remedies of Scheme Creditors in respect of their Scheme Claims against Marconi Corporation and Marconi plc in respect of Scheme Claims are prohibited by the Schemes. As an alternative to commencing a proceeding, a Scheme Creditor may seek to have the existence and/or quantum of its Scheme Claim adjudicated. Each of the Schemes contains a framework for the adjudication process.

COMPLETION OF THE RESTRUCTURING

Effecting each of the Schemes will be dependent on, among other things, securing the necessary support of the Scheme Creditors in the Scheme Meetings to be held as part of the scheme of arrangement process, as well as the approval of the Court and the granting of a permanent injunction order by the US Bankruptcy Court. No assurance can be given that Marconi Corporation or Marconi plc will be able to satisfy the conditions to completion of the Restructuring, or that circumstances will not arise that otherwise make it impossible to proceed with the Restructuring.

Marconi Corporation will not take the necessary steps to make the Marconi Corporation Scheme effective unless and until (a) Marconi Corporation has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the prospective Scheme Supervisors (for the sole benefit of the prospective Scheme Supervisors) prior to each of (i) the release of the interim security granted by Marconi Corporation, (ii) the Scheme Meeting in relation to the Marconi Corporation Scheme, (iii) the hearing to sanction the Marconi Corporation Scheme and (iv) the Scheme Effective Date, to the effect that Marconi Corporation remains satisfied that the reserves built into the Marconi Corporation Scheme are sufficient to meet distributions due to be made to all Marconi Corporation Scheme Creditors and that Marconi Corporation remains of the opinion that, having regard to the facilities which will be available to the Marconi Corporation Group following the Scheme Effective Date, the working capital available to the Marconi Corporation Group will be sufficient for the Marconi Corporation Group's requirements from the Scheme Effective Date until the date falling 12 months after the date of the Scheme Document; (b) the prospective Scheme Supervisors of the Marconi Corporation Scheme have provided confirmation in writing to Marconi Corporation (for Marconi Corporation's sole benefit) on the day of, but prior to, each of the events (i) to (iv) above to the effect that they have no reason to disagree

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with Marconi Corporation's view that the reserves built into the Marconi
Corporation Scheme are sufficient to meet distributions to be made to all Scheme Creditors of Marconi Corporation; (c) a permanent injunction order of the US Bankruptcy Court under section 304 of the Title 11 of United States Bankruptcy Code is granted in respect of the Marconi Corporation Scheme; and (d) all conditions precedent (other than those relating to the Marconi Corporation Scheme becoming effective) set out in the Working Capital Facility and the Performance Bonding Facility are satisfied or waived by the facility agents.

Marconi plc will not take the necessary steps to make the Marconi plc Scheme effective unless and until: (a) Marconi plc has, following the passing of a unanimous Board resolution to approve the same, provided confirmation in writing to the prospective Scheme Supervisors (for the sole benefit of the prospective Scheme Supervisors) prior to each of (i) the release of the interim security granted by Marconi Corporation (ii) the Marconi plc Scheme Meeting in relation to the Marconi plc Scheme, (iii) the hearing to sanction the Marconi plc Scheme and (iv) the Scheme Effective Date in relation to the Marconi plc Scheme, to the effect that Marconi plc remains satisfied that the reserves built into the Marconi plc Scheme are sufficient to meet distributions due to be made to all Marconi plc Scheme Creditors; (b) the prospective Scheme Supervisors of the Marconi plc Scheme have provided confirmation in writing to Marconi plc (for Marconi plc's sole benefit) on the day of, but prior to, each of the events (i) to (iv) above to the effect that they have no reason to disagree with Marconi plc's view that the reserves built into the Marconi plc Scheme are sufficient to meet distributions due to be made to all Marconi plc Scheme Creditors; (c) a permanent injunction order of the US Bankruptcy Court under Section 304 of Title 11 of the United States Code is granted in respect of the Marconi plc Scheme; and (d) a copy of the Court's order sanctioning the Marconi Corporation Scheme has been delivered for registration to the Registrar of Companies in England and Wales.

Marconi Corporation and Marconi plc will not pursue a permanent injunction order of the US Bankruptcy Court unless the Court makes an order sanctioning the relevant Scheme. If a Scheme has not been made effective on or before 19 June 2003, the Scheme will be withdrawn and not made effective. If the Marconi Corporation Scheme is withdrawn then the Marconi plc Scheme will also be withdrawn, but the Marconi Corporation Scheme will not be withdrawn only because the Marconi plc Scheme is withdrawn.

While the Marconi Corporation Scheme will not be conditional upon the Marconi plc Scheme becoming effective, the Marconi plc Scheme will be conditional on the Marconi Corporation Scheme becoming effective. Any order approving the Marconi plc Scheme will not be delivered to the Registrar of Companies (which delivery would make the Marconi plc Scheme effective) until an order approving the Marconi Corporation Scheme has been similarly delivered. The Schemes are not conditional upon Admission. The risks associated with this are discussed in Part
II: Risk factors.

TIMETABLE FOR THE SCHEMES

The Court gave directions on 24 March 2003 for meetings of creditors of Marconi Corporation and Marconi plc to be convened on 25 April 2003 at 10.00 a.m. and
10.15 a.m. respectively or, in the case of the second meeting, such later time at which the first meeting concludes or adjourns.

The Schemes each require the consent of a majority in number representing three-quarters in value of the Scheme Creditors attending and voting (in person or by proxy) at each meeting. The Schemes must then receive the sanction of the Court. It is currently anticipated that the court hearing to sanction the Schemes will take place on 12 to 13 May 2003.

If the Schemes are sanctioned by the Court a permanent injunction order will be sought from the US Bankruptcy Court in respect of each of the Schemes. It is currently anticipated that the hearing of the US Bankruptcy Court will take place on 14 May 2003.

2.     INTELLECTUAL PROPERTY ARRANGEMENTS

PATENTS OWNED BY UK IP OPCOS AND US IP OPCOS

As part of the security arrangements in relation to the Notes to be implemented as part of the Restructuring, all legal and beneficial title to Patents owned by the UK IP Opcos and US IP Opcos will be assigned to three SPVs formed for the purpose of owning, maintaining and licensing the Patents assigned to them and all future Patent rights of Marconi Corporation Group companies in the UK and the US. UK IPR Co will be incorporated in

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England and Wales and Ringfenced IPR Co and US IPR Co will be incorporated in
Delaware, USA. US IP Opcos will grant security over all Intellectual Property prior to executing the assignments referred to in this paragraph. Further details are described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

Ringfenced IPR Co will be a wholly-owned subsidiary of Marconi Communications, Inc. US IPR Co will be a wholly-owned subsidiary of Marconi Inc. UK IPR Co will be a wholly-owned subsidiary of Marconi Communications Limited.

Ringfenced IPR Co will have assigned to it the Patents relating to North American Access, BBRS and OPP Businesses operated by US IP Opcos. US IPR Co will have assigned to it the Patents owned by US IP Opcos that do not relate to North American Access, BBRS and OPP Businesses. UK IPR Co will have assigned to it the Patents owned by UK IP Opcos.

Assignment to each SPV will be effected under an umbrella assignment. Each UK IP Opco and US IP Opco will be a party to the relevant assignment.

The SPVs will not transfer, dispose of or grant any exclusive licence under any Patent, whether to another Marconi Corporation Group company or a third party other than:

      - to another Marconi Corporation Group company in the context of infringement proceedings against a third party where, absent such assignment, substantial damages would be irrecoverable (and in which case the Patent or Patents shall be reassigned to the relevant SPV as soon as such condition no longer prevails);

      - to a third party or a subsidiary of Marconi Corporation in each case in connection with any disposal (which is otherwise permitted by the applicable (indenture) of such Marconi Corporation Group company or of all or substantially all of its assets, property or rights; or

      - to a customer of Marconi Corporation where the technology has been commissioned by that customer and developed by a Marconi Corporation Group company (whether alone or jointly with the customer) for such customer's exclusive use pursuant to a development agreement.

UK IPR Co will grant a non-exclusive licence to Marconi Communications Limited of all Patents assigned to it by UK IP Opcos. Ringfenced IPR Co will grant a non-exclusive licence to Marconi Communications, Inc. of all Patents assigned to it by US IP Opcos. US IPR Co will grant a non-exclusive licence to Marconi Inc. of all Patents assigned to it by US IP Opcos. All the licences will permit sub-licences to be granted subject to the provisions on Important Transactions described below.

The management and maintenance of the UK and US owned Patents respectively will remain primarily with Marconi Communications Limited, Marconi Inc. and Marconi Communications, Inc. However, Important Transactions will require SPV approval. There will be three special categories of Important Transactions:

      -     granting sub-licences to third parties;

      -     pursuing/abandoning patent applications; and

      -     pursuing infringers.

All Important Transactions will require the approval of the SPV but the SPV shall delegate that consent authority to Marconi Corporation (which will act through Marconi Intellectual Property (divisional group)). This will ensure that the decisions regarding any Important Transaction are made with the interests of the entire Marconi Corporation Group in mind (or at a minimum for any Patent, the interests of every other licensee within the Marconi Corporation Group). At the same time, the decision could be taken expeditiously because it would be exercised by Marconi Corporation and not a non-operating SPV. The approval requirements may not be waived or amended.

New applications for patents will be filed in the name of Marconi
Communications, Inc., Marconi Inc. or Marconi Communications Limited (as appropriate) and assigned to the respective SPV. This will be achieved via a covenant in the indentures governing the Notes on Marconi Corporation to procure the assignment by Marconi Corporation or a subsidiary of Marconi Corporation organised in the UK or under US law of the patent

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application from Marconi Communications, Inc., Marconi Inc. or Marconi
Communications Limited to the relevant SPV. In the UK the application may be filed in the name of UK IPR Co at the outset.

Each of the SPVs will grant security over its assets in favour of the Security Trustee, and the shares in the SPVs will be charged or pledged, as applicable, in favour of the Security Trustee on behalf of the holders of the Notes and the banks providing the Performance Bonding Facility. Further details are set out in
Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed and Part X: Additional information.

In those cases (as set out in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed and Part X: Additional Information) where Guarantors grant floating charges (or equivalent security over all their assets) this will include such Intellectual Property as those Guarantors own.

In some cases the Guarantors are required to grant a fixed charge or equivalent security over specified Intellectual Property in the future so far as such Intellectual Property is material and the security is legally permissible.

OTHER INTELLECTUAL PROPERTY OF THE GUARANTORS

As part of the security arrangements in relation to the Notes, Intellectual Property owned by or registered in the name of Marconi Communications GmbH will be assigned to a Bank Trustee Company in Germany by way of security. The Bank Trustee Company will grant a licence to Marconi Communications GmbH.

OTHER INTRA-GROUP LICENCES

In consideration of the Parties sharing the costs incurred for research and development under the existing Research and Development Cost Sharing Agreement (RDCSA), each Party grants to the other Parties a royalty-free licence of Patents and technology developed by a Party under the RDCSA. Subject to the following amendments listed below (and any further consequent changes that may be required as a result of the arrangements set out herein), the existing RDCSA will remain in force:

      - the RDCSA will be varied/amended to allow Parties to sub-license Patents, subject to the procedure concerning Important Transactions described above;

      - Marconi Communications, Inc. will withdraw from the RDCSA. This is because Marconi Communications, Inc. remains potentially liable for cost sharing under the RDCSA but accrues no commercial benefit through use of other Parties' Intellectual Property;

      - the RDCSA will also be amended to confirm that the Parties to the RDCSA contract on behalf of themselves and their subsidiaries and related companies within their territory. Such subsidiaries and related companies will be entitled to claim the benefit of the provisions of the RDCSA; and

      - The termination provisions of the RDCSA will be amended to state that the insolvency of any Party or its related companies and subsidiaries will not affect the rights enjoyed by those entities benefiting under a licence granted pursuant to the RDCSA.

The SPVs will not be party to the RDCSA.

All Marconi Corporation Group companies will enter into a Group Licence Agreement which will provide that each company grants a non-exclusive licence to the operating companies in the Marconi Corporation Group of any Intellectual Property (other than trade marks and service marks) used in such other company's business to the extent that such use is not already authorised by the RDCSA or otherwise formally authorised in a written licence agreement. This Group Licence Agreement will only govern actual use by one Marconi Corporation Group company of another Marconi Corporation Group company's Intellectual Property. Each licensee Marconi Corporation Group company shall pay a royalty (determined on an arm's length basis) to the licensor Marconi Corporation Group company. The payment of that royalty shall become effective on a declaration of use by either the licensee or licensor and all royalties due from the date of the Group Licence Agreement shall immediately be payable by the licensee on the declaration of use being given or received as the case may be. The Group Licence Agreement will have full effect to the extent that any operating company in the Marconi Corporation Group lacks sufficient authorisation under the Research and Development Cost Sharing Agreement. To the extent required, a licensee under the Group Licence Agreement will be permitted to grant sub-licences (subject insofar as is necessary to the provisions on Important Transactions described above). The Group Licence Agreement may not

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be varied or terminated so as to deprive a Marconi Corporation Group company of the benefit enjoyed under such licence so long as it remains a part of the Marconi Corporation Group.

All future intra-Marconi Corporation Group use of Intellectual Property (other than trade marks or service marks) which is not otherwise governed by the RDCSA or the Group Licence Agreement will be recorded in a written licence agreement. This will be achieved via a covenant in the Senior Notes on Marconi Corporation to procure the execution of such agreements between the relevant operating companies in the Marconi Corporation Group.

3.     FINANCIAL POSITION OF THE GROUP FOLLOWING THE RESTRUCTURING

RETAINED CASH

Taking into account the assumed amount of cash to be distributed as part of the Restructuring and approximately L40 million of bilateral loans and finance leases not expected to be compromised through the Restructuring, Marconi Corporation currently anticipates that the Group's net indebtedness immediately following the Restructuring will be approximately L117 million. The Pro forma financial information is set out in Part V: Unaudited pro forma financial information.

Marconi Corporation currently expects to retain approximately L602 million of cash following the Restructuring comprising approximately:

      -     L167 million of restricted cash;

      -     L112 million of trapped cash;

      -     L197 million retained for normal working capital needs;

      -     L96 million representing net cash outflows to cash break even; and

      - L30 million representing cash in transit and therefore not available for distribution.

"Restricted cash" is employed as collateral or available to be granted as collateral in connection with performance bonding arrangements. Any cash collateral releases from existing performance bonds, and any balance remaining in the Existing Performance Bond Escrow Account on the first anniversary of the Scheme Effective Date for the Marconi Corporation Scheme, in an amount (when aggregated with cash collateral releases made to the security trustee under the Performance Bonding Facility between the Issue Date and the first anniversary of the Scheme Effective Date of the Marconi Corporation Scheme, together with interest thereon) not exceeding the lesser of L25 million or 50 per cent. of the amount of the Performance Bonding Facility, if Marconi Corporation should cancel a portion of that facility, will be transferred to the security trustee under the Performance Bonding Facility, to collateralise performance bonds and similar instruments issued under that facility. Any excess amount will be paid into the Mandatory Redemption Escrow Account to be applied in redemption of the Junior Notes and once all the Junior Notes have been repaid, the Senior Notes. On the termination or cancellation of the Performance Bonding Facility, all released collateral (other than that required to support long-dated performance bonds) will be paid into the Mandatory Redemption Escrow Account to be applied in redemption of the Junior Notes and, once all Junior Notes have been repaid, the Senior Notes. Further details are described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed. Further details on the circumstances in which restricted cash will be released are set out in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

"Trapped cash" includes (a) cash held in relation to existing insurance liabilities, (b) cash held under existing local bilateral debt facilities, (c) part of the proceeds from the disposal of certain Italian subsidiaries sold by the Group in 2002 to be held in escrow until August 2004 and (d) cash held in accounts in various jurisdictions to meet local working capital requirements (where such cash is not, for local regulatory or other reasons, easily accessible to meet wider Group working capital needs).

The "net cash outflows to cash break even" figure represents cash to be retained by the Group (net of permitted remaining disposal proceeds) needed to fund the Group through to cash break even.

The figure includes approximately L82 million of cash which the Directors expect the Group will generate from further disposals of certain non-core assets, of which approximately L55 million has already been received by the Group in respect of Ultramast Limited (L41 million), the sale of the Group's Italian-based private mobile

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networks business, OTE SpA, also known as TETRA (L2 million) and other disposals
(totalling L12 million) and which, under the terms of Marconi Corporation Scheme and the Notes, will be available to fund the Group's working capital requirements.

COLLATERAL FOR EXISTING PERFORMANCE BONDS

General

On the Scheme Effective Date of the Marconi Corporation Scheme, Marconi Corporation will deposit approximately L43.5 million of the L167 million of restricted cash attributable to performance bonding collateral into the Existing Performance Bond Escrow Account. Withdrawals from that account will be made to satisfy valid and enforceable cash collateral demands made by banks, insurance companies or other financial institutions who have issued performance bonds (Existing Performance Bonds) on behalf of members of the Group prior to the Scheme Effective Date, upon certification by Marconi Corporation to the Escrow Trustee.

Cash collateral releases from Existing Performance Bonds, and any balance remaining in the Existing Performance Bond Escrow Account on the first anniversary of the Scheme Effective Date of the Marconi Corporation Scheme in an amount (when aggregated with cash collateral releases made to the security trustee under the Performance Bonding Facility between the Issue Date and the first anniversary of the Scheme Effective Date of the Marconi Corporation Scheme, together with interest thereon) not exceeding the lesser of L25 million or 50 per cent. of the amount of the Performance Bonding Facility, if Marconi Corporation should cancel a portion of that facility, will be transferred to the security trustee under the Performance Bonding Facility. Any excess amount shall be deposited into the Mandatory Redemption Escrow Account to be applied to redeem the Junior Notes and, once all Junior Notes have been repaid, the Senior Notes. On the termination or cancellation of the Performance Bonding Facility, all released collateral (other than that required to support long-dated performance bonds) will be paid into the Mandatory Redemption Escrow Account to be applied to redeem the Junior Notes and, once all Junior Notes have been repaid, the Senior Notes.

Determination of bonding collateral requirements

As part of its determination of the post-Restructuring working capital requirements of the Group, Marconi Corporation sought to ascertain an appropriate level of provision to be made for potential cash collateral calls in respect of Existing Performance Bonds (other than those Existing Performance Bonds which are already fully collateralised). That determination was made on the basis of Marconi Corporation's assessment of the risk of individual issuers of Existing Performance Bonds calling for cash collateral against their outstanding exposure, based on an analysis of the rights which such issuers may have to make cash collateral calls. Specific provision has been made by Marconi Corporation for all Existing Performance Bonds where the issuers of such bonds have unconditional rights to call for cash collateral at any time or have conditional rights to call for cash collateral where those conditions will be triggered by the Restructuring. With respect to issuers of Existing Performance Bonds that have conditional rights to call for cash collateral (where such conditions will not be triggered by the Restructuring per se), Marconi Corporation has allocated a higher provision to those where it considers the conditions have been, or are more likely to be, triggered and a lower (or zero) provision where it considers that the conditions are unlikely to be triggered. Marconi Corporation has made no provision in respect of issuers which it considers have no rights to call for cash collateral.

Under the heads of terms, it was agreed that Marconi Corporation would place up to L55 million in the Existing Performance Bond Escrow Account to be used for cash collateral calls in respect of Existing Performance Bonds. Marconi Corporation had previously assessed that a provision of a higher amount would be an adequate provision in respect of potential cash collateral calls for Existing Performance Bonds. In order to be satisfied that the L55 million deposit which was permitted to be made into the Existing Performance Bond Escrow Account by Marconi Corporation on the Scheme Effective Date would be an adequate reserve in respect of Existing Performance Bonds, Marconi Corporation entered into arrangements with certain (current and former) Syndicate Bank issuers of Existing Performance Bonds during February and March 2003. The letters setting out those agreed arrangements are described in paragraph 14 of Part X:
Additional information. Marconi Corporation agreed to provide each participating Syndicate Bank with collateral (in the form of a cash-backed letter of credit) for 50 per cent. of the principal amount of the outstanding uncollateralised Existing Performance Bonds issued by it. In return for that provision of collateral, each of those Syndicate Banks agreed to waive all of its rights to

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demand cash collateral in respect of Existing Performance Bonds issued by it
(except in the case of insolvency of Marconi Corporation or the relevant Subsidiary, a demand by the beneficiary under the relevant Existing Performance Bonds, or acceleration under the Notes). Because this arrangement was agreed with the Syndicate Banks on a collective basis (which Marconi Corporation considered to be necessary to preserve stability amongst the Syndicate Banks), collateral (of approximately L1.13 million in aggregate) was provided to two Syndicate Banks (whose Existing Performance Bonds exposure totals approximately L2.27 million) in respect of which Marconi Corporation would not otherwise have made cash collateral provision (on the basis that Marconi Corporation considers that those issuers have no rights, ambiguous rights or conditional rights to call for cash collateral which are unlikely to be triggered). However, as at 27 March 2003, on a collective basis, arrangements had been entered into to provide approximately L11.50 million of collateral in return for a waiver of rights to call for cash collateral of approximately L19.03 million in respect of Existing Performance Bonds with a face value of approximately L21.30 million. In the absence of this arrangement Marconi Corporation may have been required to make a cash collateral provision of approximately L19.03 million in respect of such bonds. One of the participating Syndicate Banks (in respect of which Marconi Corporation would otherwise have been required to make 100 per cent. cash collateral provision) was provided with collateral for approximately 61 per cent. of the principal amount of the outstanding uncollateralised Existing Performance Bonds issued by it. This resulted from certain bonds issued by that Syndicate Bank expiring between the time that Marconi Corporation agreed the 50 per cent. collateral figure with that bank, and the time at which the arrangements with the Syndicate Bank issues were implemented.

Similar arrangements may be entered into (in the period up to the date of the Scheme Meeting in respect of the Marconi Corporation Scheme) with other (current and former) Syndicate Bank issuers of Existing Performance Bonds. Such arrangements, if entered into, are expected to result in the provision of collateral with a value of less than L3 million.

Prior to the Scheme Meeting in respect of the Marconi Corporation Scheme, alternative arrangements may be entered into with one other Syndicate Bank issuer of uncollateralised Existing Performance Bonds which did not take part in the above arrangements. Under such alternative arrangements, this bank would agree to release collateral (in the form of a cash backed letter of credit) totalling approximately E10.23 million which it already holds against certain liabilities of a former Subsidiary of Marconi Corporation (and which it is entitled to retain against such liabilities) in consideration for the issue of a new cash backed letter of credit (with a face value of approximately E9.85 million to collateralise Existing Performance Bonds issued by it (totalling approximately E9.85 million).

WORKING CAPITAL FACILITIES

Performance Bonding Facility

Marconi Corporation has entered into a L50 million committed revolving facility with HSBC Bank plc and JPMorgan Chase Bank for the issuance of Performance Bonds, at the request of Marconi Bonding Limited, for the purpose of supporting (directly or indirectly) obligations of members of the Group to third parties where such obligations incurred in the ordinary course of the Group's trade or business. The Performance Bonding Facility is also available for the purpose of supporting any financing facilities which have been provided to members of the Group for the purpose of supporting directly obligations of members of the Group incurred in the ordinary course of the Group's trade or business (other than obligations in respect of financial indebtedness) (for example, in connection with supporting a bonding facility in a foreign currency where bonds denominated in such foreign currency are not available under the Performance Bonding Facility). In addition, the Performance Bonding Facility will permit the issue, on behalf of Marconi Corporation, of a letter of credit (with a face value of up to L2 million) in favour of the Marconi plc Scheme Supervisors from time to time to support Marconi plc's Ongoing Costs (within the L50 million commitment).

The Performance Bonding Facility may be utilised at any time during the period from the Scheme Effective Date of the Marconi Corporation Scheme to the date falling 18 months thereafter. Marconi Bonding Limited has the right to request an extension to such availability period (to a date falling no later than 30 months after the Scheme Effective Date of the Marconi Corporation Scheme (but without the participating banks having any obligation to agree such extension)). Performance Bonds may be issued in sterling, US dollars, euro or (with the approval of the relevant issuing bank) any other readily available currency freely convertible into Sterling. The form of the

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Performance Bond and identity of the beneficiary must be approved by the relevant issuing bank (having regard to that issuing bank's formal internal policies at the relevant time, and to all relevant legal and regulatory restrictions). In the case of Performance Bonds with an expiry date falling after 31 December 2010, the approval of the relevant issuing bank and the approval of the relevant banks providing the Performance Bonding Facility is required.

In addition to an issuance fee of L1,000 for each Performance Bond, a bonding fee equal to 0.50 per cent. per annum of the outstanding amount of each Performance Bond is payable quarterly in advance, for the account of the participating banks. A fronting fee equal to 0.10 per cent. per annum of the outstanding amount of each issued Performance Bond (less each issuing bank's own proportion) is payable quarterly in advance, for the account of the relevant issuing bank. An arrangement fee of L1,000,000 was payable on the date of the Performance Bonding Facility to the facility agent for distribution to the banks participating in the Performance Bonding Facility.

The obligations of each obligor under the bonding facility will be irrevocably and unconditionally guaranteed by Marconi Corporation. The Performance Bonding Facility is secured by, inter alia, a charge over cash contained in certain blocked deposit accounts ( Secured Accounts) between Marconi Bonding Limited and HSBC Bank plc as security trustee. Marconi Bonding Limited will be required, on the date of issuance of a Performance Bond, to deposit (in the currency of the relevant Performance Bond or, where such Performance Bond is issued in a currency other than sterling, euros or US dollars) an amount equal to 50 per cent. of the maximum face value of such Performance Bond into such Secured Accounts. As further security for the obligations of Marconi Bonding Limited under the Performance Bonding Facility, Marconi Bonding Limited will ensure that additional amounts are deposited into the Secured Accounts in accordance with the terms of the Notes. The Performance Bonding Facility contains certain events of default after the occurrence of which, the agent is permitted to cancel the total commitments under the Performance Bonding Facility and/or to declare that full cash collateral in respect of each Performance Bond is immediately due and payable (including events of default relating to non-payment, failure to comply with security undertakings, failure to comply with other obligations, misrepresentation, cross default, insolvency, unlawfulness and repudiation of the Performance Bonding Facility documents). In accordance with the Security Trust and Intercreditor Deed, the banks providing the Performance Bonding Facility will rank ahead of Noteholders in any enforcement of the Security. The Security Trust and Intercreditor Deed also provides that the security trustee under the Performance Bonding Facility and the banks may not take action to enforce the obligations of the obligors under the Performance Bonding Facility following a payment event of default thereunder until the earlier of: (i) 180 days after notice to the Security Trustee under the Security Trust and Intercreditor Deed of the occurrence of such payment event of default or (ii) the acceleration of the Senior Notes (see Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed for further details).

US Working Capital Facility

Marconi Communications, Inc. (MCI) has entered into a working capital facility agreement with Liberty Funding, L.L.C. (Liberty), pursuant to which Liberty will provide a US$22,500,000 revolving credit facility to MCI. The Working Capital Facility is secured by a first mortgage lien on a parcel of MCI's real property (including buildings, improvements, building materials and fixtures) located in Warrendale, Pennsylvania, USA (Property).

The Working Capital Facility is subject to a fixed interest rate of 15 per cent. per annum (payable monthly) and will mature on 26 November 2004. It will be used by MCI for working capital and general corporate purposes. Liberty's fees and costs include an arrangement fee of 6 per cent. of the facility amount, an unused commitment fee of 1 per cent. per annum on any undrawn portion, and a 5 per cent. late charge for payments overdue by more than ten days. In addition to the mortgage over the Property, all of MCI's right, title and interest in and to all leases of all or any part of the Property (including any rents) will be assigned to Liberty, and MCI will provide assurances and indemnities to Liberty relating to environmental matters affecting the Property, and financing statements for perfecting security interest in the fixtures. A second mortgage lien on the Property (and assignments of related leases and rents) will be granted in favour of, inter alia, the providers, of the Performance Bonding Facility and the Noteholders and, consequently, an intercreditor agreement will be entered into between Liberty and the Security Trustee.

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Covenants contained in the Working Capital Facility Agreement include indemnification from MCI in favour of Liberty in relation to all liabilities and claims relating to the Property, MCI's pledge to keep the buildings, structures, improvements and fixtures insured and MCI's covenant not to dissolve, merge or consolidate with any other person (other than an affiliate of MCI) or dispose of all or a substantial portion of its assets relating to its BBRS Business. Although the obligations of MCI in respect of this facility are limited recourse, there are exceptions for, inter alia, failure to maintain insurance coverage, fees and costs incurred in enforcing/collecting sums due and MCI's environmental indemnity obligations, for which MCI has full liability. The Working Capital Facility Agreement contains certain events of default the occurrence of which would permit Liberty to cease making further advances, terminate its commitment and/or accelerate repayment of the Working Capital Facility.

See above in this Part VII for further information regarding the Group's financing and working capital position following the Restructuring.

Intra-Group funding

There are currently a significant number of intra-Group lending arrangements in place between members of the Wider Marconi Corporation Group. These comprise loans from Marconi Corporation to its Affiliates, loans from Marconi Corporation Affiliates to Marconi Corporation and loans between Marconi Corporation Affiliates. Any intra-Group loan claims against Marconi Corporation will be Excluded Claims for the purposes of the Marconi Corporation Scheme and will therefore remain in place following the implementation of the Marconi Corporation Scheme.

Following the Scheme Effective Date of the Marconi Corporation Scheme, the Wider Marconi Corporation Group will be subject to the intra-Group lending restrictions contained in the indentures governing the Notes. The scope of those restrictions will depend on whether the relevant member of the debtor or creditor is a Guarantor or a non-Guarantor. The restrictions are described more fully in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed. The Security Trust and Intercreditor Deed also contains provisions regulating certain intra-Group loans and actions in respect thereof.

CAPITAL REDUCTION

As part of the Restructuring, the Company will apply to the Court for the purpose of implementing the Capital Reduction pursuant to section 135 of the Companies Act. The Capital Reduction will involve the cancellation of the Non-Voting Deferred Shares arising on the conversion of the existing issued ordinary shares in the capital of Marconi Corporation held by Marconi plc and Marconi Nominees Limited and the cancellation of the Company's share premium account (including that arising on the issue of Marconi Corporation Shares), to create a reserve which it is expected will eliminate the deficit on the profit and loss account that would otherwise be shown on the Company's balance sheet as at 31 March 2003.

As can be seen from note g. to the Company's unaudited pro forma consolidated balance sheet in Part V, the unaudited deficit on the Company's profit and loss account at 30 September 2002 was approximately L2,767 million. The reduction of the Non-Voting Deferred Shares and the Company's existing share premium account would reduce this by approximately L843 million, but approximately L3,306 million of share premium account is expected to arise on the issue of the Marconi Corporation Shares so the reserve arising on the Capital Reduction is expected to exceed the 30 September 2002 deficit on Marconi Corporation's profit and loss account by L2,382 million. The excess of the reserve over the 31 March 2003 deficit on the Company's profit and loss account will initially constitute the Company's special reserve referred to below.

Prior to confirming the Capital Reduction, the Court will require the Company to give an undertaking designed to protect persons who are creditors of the Company on the date the Capital Reduction becomes effective. This undertaking will require the maintenance by the Company and its subsidiaries of special reserves, which will not be distributable to shareholders of the Company until the creditors of the Company to be protected have been paid off or the Court has agreed otherwise.

It is anticipated that the Capital Reduction will become effective shortly after the Scheme Effective Date of the Marconi Corporation Scheme. Although the Company cannot guarantee that the Capital Reduction will become effective, it will not affect the effectiveness of the Schemes in any event.

A discussion of the Group's dividend policy is set out in Part I: Description of the Marconi Corporation Group.

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ARRANGEMENTS WITH RESPECT TO ESOP DERIVATIVE BANKS

Background

At the end of 1999 a number of employee share option plans (ESOPs) were put in place which entitle participating employees of certain Group companies (Opcos) in certain circumstances to call for shares in Marconi plc at specified exercise prices.

In order to hedge some of the potential cost of acquiring shares to satisfy the Group's obligation under the ESOPs, a trust company set up by Marconi plc (BCTL) entered into certain derivative transactions (ESOP Derivative Transactions) with Salomon Brothers International Limited (SBIL), Barclays Bank PLC (Barclays) and UBS AG (UBS) (together, the ESOP Derivative Banks). Marconi plc guaranteed the obligations of BCTL under the ESOP Derivative Transactions and certain Opcos entered into funding letter agreements with Marconi plc in respect of the costs of provision of, amongst other things, the ESOP Derivative Transactions (such letters, Funding Letters).

Marconi plc's total current exposure under the ESOP Derivative Transactions is approximately L389 million. However, approximately L214 million, being the maximum amount of collateral payable under the ESOP Derivative Transactions, has been paid.

Mobile Escrow

On 2 August 2002 Marconi Bruton Street Limited, a subsidiary of Marconi Corporation, disposed of its entire shareholding in Marconi Mobile Holdings S.p.A. (Mobile). In order to ensure that the sale of Mobile was not delayed while the efficacy of the claims of the ESOP Derivative Banks against Marconi plc and certain Opcos was determined, approximately L25 million of the sale proceeds was placed in an escrow account subject to the terms of the escrow agreement pending resolution of the dispute or a court order (the Mobile Escrow Agreement). That sum reflected the maximum estimated potential liability of the Mobile Opcos arising from the participation of their employees in the ESOPs.

ESOP Term Sheet

On 28 August 2002 a non-binding indicative ESOP Term Sheet was initialled by Marconi plc, Marconi Corporation, representatives of the Co-ordination Committee, the Informal Committee of Bondholders and Barclays (the ESOP Term Sheet).

The ESOP Term Sheet sets out the manner in which the ESOP Derivative Banks, in exchange for agreeing prior to 15 October 2002 to support the Restructuring of Marconi Corporation and Marconi plc, could take the benefit of the interim security and certain pre- and post-Restructuring escrow arrangements. Up to L170 million (including the L25 million set aside under the Mobile Escrow Agreement) was to be set aside in escrow on the Scheme Effective Date of the Marconi Corporation Scheme, pending determination of the potential liabilities of Group companies to the participating ESOP Derivative Banks in relation to the ESOP Derivative Transactions. Only Barclays elected to participate in these arrangements.

ESOP Escrow Agreement

A definitive agreement implementing the terms of the ESOP Term Sheet was entered into between Marconi plc, Marconi Corporation, HSBC Bank plc and Barclays on 13 December 2002 (the ESOP Escrow Agreement). The ESOP Escrow Agreement provides for an escrow account to be established in certain circumstances. These circumstances include where any Opco is sold prior to the Restructuring becoming effective (Subsequently Sold Opco). In this event an amount to cover potential claims of Barclays against the Subsequently Sold Opco will be paid into an account subject to separate arrangements similar to the Mobile Escrow Agreement. The terms of the ESOP Escrow Agreement will continue to apply until Marconi Corporation pays the Settlement Amount referred to below to the ESOP Derivative Banks and the escrow cash held under the terms of the Mobile Escrow Agreement and any Subsequently Sold Opco escrow agreements has been paid to Marconi Corporation.

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ESOP Settlement Agreement

On 26 March 2003, Marconi Corporation and Marconi plc entered into a definitive agreement with all the ESOP Derivative Banks to settle their ESOP related claims against the Group (the ESOP Settlement Agreement). Under the terms of the settlement, which is conditional upon the Marconi Corporation Scheme becoming effective, Marconi Corporation will pay a total of L35 million (the Settlement Amount) to the ESOP Derivative Banks in full and final settlement of their respective ESOP related claims against the Group. The Settlement Amount will be paid from the fund of up to L170 million which was to have been set aside by Marconi Corporation under the ESOP Escrow Agreement and the Mobile Escrow Agreement. The settlement has made available approximately L135 million in cash which will now form part of the L340 million included in the Marconi Corporation Scheme cash distribution.

The principal terms of the ESOP Settlement Agreement are as follows:

      - Marconi Corporation will pay the Settlement Amount to the ESOP Derivative Banks (in the agreed proportions) on the Scheme Effective Date of the Marconi Corporation Scheme (provided such date is on or before 31 December 2003);

      -  When each ESOP Derivative Bank has received its share of the Settlement
         Amount:

        -- Marconi plc will release and waive any and all claims against the Opcos under the Funding Letters;

        -- each ESOP Derivative Bank and BCTL will release and waive any and all claims against BCTL, Marconi plc and each Opco (and their respective directors and officers) under the Funding Letters (including releases thereof), the ESOP Derivative Transactions and the Marconi plc guarantee of the ESOP Derivative Transactions;

        -- BCTL will release and waive any and all claims against each ESOP
           Derivative Bank, Marconi plc and each Opco (and their respective directors and officers) under the Funding Letters (including releases by Marconi plc thereof), the ESOP Derivative Transactions and the Marconi plc guarantee of the ESOP Derivative Transactions; and

        -- Marconi plc will release and waive any and all claims against any ESOP Derivative Bank (and their respective directors and officers) under Funding Letters (including releases by Marconi plc thereof), the ESOP Derivative Transactions and the Marconi plc guarantee of the ESOP Derivative Transactions;

      - The ESOP Escrow Agreement, the Mobile Escrow Agreement and any Subsequently Sold Opcos escrow agreements shall terminate and the escrow cash held under the terms of the Mobile Escrow Agreement and Subsequently Sold Opco escrow agreements shall be paid to Marconi Corporation;

      - The current litigation by SBIL against Marconi plc in connection with the SBIL ESOP Agreement will be discontinued with no order as to costs; and

      - Until the Scheme Effective Date of the Marconi Corporation Scheme, the ESOP Derivative Banks may not commence or further any claims or proceedings against BCTL, Marconi plc or any Opco (or directors and officers) under the Funding Letters (including releases thereof), the ESOP Derivative Transactions or the Marconi plc guarantee of the ESOP Derivative Transactions. This standstill terminates on the occurrence of certain events set out in the ESOP Settlement Agreement, including
         (a) the further release of Funding Letters in certain circumstances;
         (b) the enforcement of the interim security; (c) the Marconi Corporation Scheme not obtaining the requisite approval at the Marconi Corporation Scheme Meeting; (d) the Court sanction for the Marconi Corporation Scheme is not obtained; (e) a demand is made for the repayment of the Bank Facility; (f) an insolvency event occurs in relation to Marconi Corporation or, subject to certain limitations, Marconi plc or (g) the Scheme Effective Date for the Marconi Corporation Scheme does not occur on or before 31 December 2003.

If the Marconi Corporation Scheme does not become effective on or before 31 December 2003, Marconi Corporation will not be required to pay the Settlement Amount and the ESOP Escrow Agreement, the Mobile Escrow Agreements and the Subsequently Sold Opco escrow agreements will continue to apply.

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All claims of the ESOP Derivative Banks under Marconi plc's guarantee of the
ESOP Derivative Transactions are excluded from the Marconi plc Scheme and no distribution from the Marconi plc Scheme will be made in respect of them.

STATEMENT AND WAIVER OF INTER-COMPANY BALANCES

In order to facilitate the effective implementation of the Schemes, and in particular to effect a clean up of existing inter-company claims owed to or by Marconi Corporation and Marconi plc, Marconi Corporation and Marconi plc have entered into a statement and waiver of intercompany balances agreement (Statement and Waiver Agreement) with certain other Group companies. A brief description of the terms of the Statement and Waiver Agreement is contained in
Part X: Additional information.

The effect of the Statement and Waiver Agreement is to preserve all known and stated claims existing between (A) Marconi Corporation or Marconi plc and (B) the participating Group companies, and to waive all other claims which arise by reference to circumstances existing prior to the Scheme Effective Date of the Marconi Corporation Scheme. In this sense there will be more certainty as to the level of any claims owed to or by Marconi Corporation and Marconi plc after the Scheme Effective Date of the Marconi Corporation Scheme. In so far as it involves Marconi plc, the Statement and Waiver Agreement has limited effect in that all known claims against Marconi plc will be schemed under the Marconi plc Scheme (and will receive a distribution from the Marconi plc Scheme) and all known claims of Marconi plc against Marconi Corporation and its subsidiaries have been transferred to Marconi Corporation prior to the Record Date (in consideration for a reduction in the amount of the Marconi Corporation's existing claim against Marconi plc).

Under the Statement and Waiver Agreement the following intra-group claims will be preserved as between (A) Marconi Corporation and Marconi plc and (B) the participating Group companies:

      - disclosed intra-group loan balances in existence as at 31 December 2002 (plus interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan);

      - any intra-group loan made on or after 1 January 2003 (in the ordinary and usual course of business or with certain previously agreed creditor consent, including interest accrued at such applicable commercial rate of interest as agreed between the parties to the respective loan);

      - any trading and current account liabilities in existence as at 31 March 2002 (in the case of any participating Group company which is a trading or an active non-trading company) or 30 September 2002 (in the case of any dormant participating Group company). Such liabilities are determined by reference to the management accounts upon which the audited consolidated financial accounts of Marconi plc, as at 31 March 2002 or 30 September 2002 (as applicable) were prepared;

      - any trading and current account liabilities incurred in the ordinary and usual course of business after 31 March 2002 between (A) Marconi Corporation and/or Marconi plc and (B) any participating Group company which is a trading or an active non-trading company;

      - any counter indemnity or equivalent reimbursement obligation (which is written or is implied by law and whether or not contingent) arising under any financial guarantee or indemnity (which is written or is implied by law) and is: (a) in favour of any third party which is not a member of the Group (including the issuer of any performance bond, bank guarantee or similar instrument), and (b) in respect of any contractual obligations of the provider of the counter indemnity or equivalent; provided that where any payment has been made under such a guarantee or indemnity on or before 31 March 2002, the resultant counter indemnity shall not be preserved;

      - any counter indemnity or equivalent reimbursement obligation (which is written or is implied by law and whether or not contingent) arising under any written non-financial guarantee or indemnity (which is written or is implied by law) and is: (a) in favour of any person which is not a member of the Group, and (b) in respect of any contractual obligations of the provider of the counter indemnity or equivalent and
         (c) disclosed in a schedule to the Statement and Waiver Agreement; provided that where any payment has been made under such a guarantee or indemnity on or before 31 March 2002, the resultant counter indemnity shall not be preserved; and

      -  any other specified claims.

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PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING

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All other claims of Marconi Corporation or Marconi plc against each participating Group company and all other claims of each participating Group company against Marconi Corporation or Marconi plc, will be released with effect from the Scheme Effective Date of the Marconi Corporation Scheme. The Statement and Waiver Agreement does not affect claims which arise out of or in relation to any matter or circumstance arising after the Scheme Effective Date of the Marconi Corporation Scheme.

The following Group companies have agreed to participate in the Statement and Waiver Agreement:

A.B. Dick Holdings Ltd   AEI Furnaces Pty Ltd     Albany Partnership       Ancrane
                                                  Limited
APT Nederlands BV        APT Telecommuniciones    Arrow Ltd                Associated Automation
                         SL                                                Ltd
Associated Electrical    Associated Electrical    Associated Electrical    Associated Electrical
Industries (Manchester)  Industries Holdings Ltd  Industries               Industries Limited
Ltd                                               International Limited
Associated Electrical    Beijing Marconi          Bruton Street            Bruton Street Overseas
Industries Ltd (Now      Communications           Investments Limited      Investments Limited
known as Marconi         Technology Co Ltd
Australia Holdings Pty.
Limited)
Bruton Street            Clanville Limited        Combined Electrical      Coppenhall Nominees
Partnership                                       Manufacturers Ltd        Limited
Daymo Ltd                EA Continental Limited   Elliot Automation        Elliott-Automation
                                                  Continental SA           Holdings Limited
FF Chrestian & Co Ltd    Fore Systems Limitada    Fore Systems Limited     FS Finance Corp
FS Holding Corp          GEC (Hong Kong) Limited  GEC of Pakistan Limited  GEC Zambia Limited
GPT (Nederland) BV       GPT Consumer Products    GPT Middle East Limited  GPT Payphone Systems
                         Ltd                                               Ltd
GPT Reliance Ltd         GPT Special Project      Harman Information       Highrose Limited
                         Management Limited       Technology Pty Ltd
Krayford Ltd             Larnerway Ltd            Layana Limited           Marconi (Bruton Street)
                                                                           Limited
Marconi (DGP1) Limited   Marconi (DGP2) Limited   Marconi (Elliott         Marconi (Fifteen)
                                                  Automation) Limited      Limited
Marconi (Fifty-Nine)     Marconi (Fifty-Three)    Marconi (Forty-Five)     Marconi (Forty-Four)
Ltd                      Ltd                      Limited                  Ltd
Marconi (Forty-Three)    Marconi (Holdings)       Marconi (NCP) Limited    Marconi (Nine) Limited
Limited                  Limited
Marconi (Sixteen)        Marconi (Sixty-Nine)     Marconi (Sixty-Two) Ltd  Marconi (Thirteen)
Limited                  Limited                                           Limited
Marconi (Thirty-One)     Marconi (Thirty-Two)     Marconi (TLC) Ltd        Marconi (Twenty-Seven)
Limited                  Limited                                           Limited
Marconi (WCGL)           Marconi Acquisition      Marconi Aerospace        Marconi Ansty Limited
Unlimited                Corp                     Unlimited
Marconi Applied          Marconi Australia Pty    Marconi Bonding Limited  Marconi Capital Limited
Tecnologies SA           Limited
Marconi Caswell          Marconi Channel Markets  Marconi Columbia SA      Marconi Communications
Developments Limited     GmbH                                              (CIS) Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
AB                       Africa (Pty) Limited     Argentina SA             Asia Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
B.V. (Netherlands)       BVBA                     Canada Holdings Inc.     Canada Inc
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
China Limited            de Mexico SA de CV       do Brasil Ltda           Federal Inc
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Global Networks Limited  GmbH (Germany)           GmbH (Switzerland)       Holdings GmbH (Germany)

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                   PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING

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
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Holdings Inc.            Holdings Limited         Inc                      International Holdings
                                                                           Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
International            International Limited    Investments Limited      Limited (Bermuda)
Investments Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Limited (Canada)         Limited (Ireland)        Limited (UK)             North America Inc.
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Optical Fibres Limited   Optical Networks Corp    Optical Networks         Overseas Services
                                                  Limited (Ireland)        Limited
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Real Estate GmbH         SA (France)              SARL                     Software Systems GmbH &
                                                                           Co KG
Marconi Communications   Marconi Communications   Marconi Communications   Marconi Communications
Software Systems Ver.    South Africa Pty         South East Asia Pte Ltd  Technology Inc
GmbH                     Limited
Marconi Communications   Marconi Communications   Marconi Corporation plc  Marconi Defense
Telemulti Limitada       SpA                                               Overseas Limited
Marconi Finance Inc.     Marconi Finance plc      Marconi Fleet            Marconi G.M. Limited
                                                  Management Limited
Marconi Holdings SpA     Marconi Iberia SA        Marconi Inc              Marconi India Limited
Marconi Information      Marconi Insurance        Marconi International    Marconi Middle East
Systems Limited          Limited                  SpA                      (Saudi Arabia)
Marconi Middle East LLC  Marconi Mobile Access    Marconi Mobile Systems   Marconi New Zealand
(Dubai)                  SpA                      Limited                  Limited
Marconi Nominees         Marconi Optical          Marconi Photonica        Marconi plc
Limited                  Components Limited       Limited
Marconi Projects Hong    Marconi Property Ltd     Marconi Software         Marconi Software
Kong Ltd                                          International Inc        Solutions Limited
Marconi Sud SpA          Marconi                  Marconi Venezuela CA     MarconiCom Limited
                         Telecommunications
                         India Private Ltd
McMichael Limited        Metapath Software        Metapath Software        Metapath Software
                         International            International (France)   International (Hong
                         (Australia) Pty Ltd      SA                       Kong) Limited
Metapath Software        Metapath Software        Metapath Software        Metapath Software
International (India)    International (US) Inc   International AB         International Brasil
Private Limited                                                            Ltda
Metapath Software        Metapath Software        Metapath Software        Metropolitan-Vickers
International Inc.       International Limited    International Nominees   Electrical Co Ltd
                                                  Limited
Micro Scope Limited      MNI Tecnologiase e       Mobile Systems           Mobile Systems (UK) Ltd
                         Sistemas de              (Holdings) Ltd
                         Communicacao SA
Mobile Systems Group     Mobile Systems           Mobile Systems Services  MSI Cellular
Ltd                      International Holdings   Ltd                      Investments (One) Ltd
                         Limited
Netscient Limited        Northwood Technologies   Northwood Technologies   Palmaz Ltd
                         Inc.                     Limited
Photonica Limited        Photoniqa Limited        Pyford Limited           Rainford Group Trustees
                                                                           Ltd
Rainford Racks Ltd       RELTEC (Coventry) Ltd    RELTEC Mexico SA de CV   RELTEC Services (UK)
                                                  (now known as Marconi    Limited
                                                  Communications, S.A. de
                                                  C.V.)

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PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING

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
Robert Stephenson &      Ronaldi Ltd              Salplex Ltd              SNC Composants & Cie
Hawthorns Ltd
Styles & Mealing         Systems Management       TCL Projects Limited     Telephone Cables
Limited                  Specialists Inc                                   Limited
Tetrel Limited           The English Electric     The General Electric     The Kingsway Housing
                         Company, Limited         Company of Singapore     Association Ltd
                                                  Private Limited
                                                  (Now known as Marconi
                                                  Singapore Pte Ltd)
The M-O Valve Co Ltd     The Rotary Engineering   The Vulcan Foundry Ltd   Woods of Colchester
                         Company Limited                                   Housing Society Limited
Yeslink Unlimited        Zipbond Ltd

RECAPITALISATION OF GUARANTORS

In order to facilitate the giving of the Guarantees as part of the new security package to support the Notes, certain of the Guarantors need to be recapitalised. Most of these recapitalisations are intended to be effected one or two Business Days prior to the Scheme Effective Date of the Marconi Corporation Scheme, although some may be effected before then. In conjunction with the recapitalisations, it is also intended to unwind or formalise certain intra-group financing arrangements. Further information in relation to the Guarantors is contained in Part X: Additional information.

The recapitalisations and ancillary transactions will involve the direct and indirect parent companies of the relevant Guarantors, as well as certain other Group companies or entities that owe or are owed intra-group balances by the relevant Guarantors. Each recapitalisation is intended to be effected by a number of sequential intra-group transactions which include: the restatement of terms of intra-group debt; injections of equity by parent companies into subsidiaries; repayments, assignments, novation or release of existing intra-group claims; and the issue of equity by subsidiary companies in return for (a) assignments of intra-group claims or (b) reductions in intra-group balances owed to their parent companies. For those transactions which will require actual cash flow, the relevant series of intra-group transactions will involve the "round-tripping" of cash, commencing and ending in each case with Marconi Corporation (as the ultimate holding company of the Guarantors).

LOCKBOX ACCOUNTS AND INTERIM SECURITY ARRANGEMENTS

As part of the arrangements to effect the Restructuring, Marconi Corporation agreed to provide interim security (over the cash held by Highrose Limited (a special purpose subsidiary of Marconi Corporation) in the Lockbox Accounts) to the Group's Syndicate Banks (in their capacities as Syndicate Banks, bilateral lenders to Marconi Corporation and beneficiaries of guarantees from Marconi Corporation (in such capacities, Bank Creditors)), the holders of bonds from time to time (apart from Marconi plc's wholly owned subsidiary Ancrane) and the Trustees (together the Secured Bondholders) and Barclays Bank PLC as the only ESOP Bank which committed to support the Restructuring prior to 15 October 2002. These interim security arrangements took effect on 13 September 2002, on which date the balance in the Lockbox Accounts was approximately L866 million. The interim security arrangements were amended on 13 December 2002 and were further amended on 28 March 2003. The interim security was provided to the Bank Creditors and Secured Bondholders on a pari passu basis, subject to the arrangements in favour of the participating ESOP Banks. Further information in relation to the ESOP Banks arrangements are contained in this Part VII: Further information relating to the Restructuring. As at 27 March 2003, the balance held in the Lockbox Accounts was approximately L770.7 million. The interim security is expected to be released in full prior to the Scheme Meetings in accordance with its terms.

4.     ADMISSION AND DEALINGS

Admission is expected to become effective and dealings in the Marconi Corporation Shares, the Warrants and the Notes as and when issued are expected to commence on the London Stock Exchange at 8.00 a.m. (London time) on 19 May 2003. Marconi Corporation Shares, Notes and Warrants can be held in certificated or uncertificated form. Between the Marconi Corporation Scheme becoming effective and the Admission of the Marconi

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Corporation Shares, the Warrants and the Notes, Marconi plc will be de-listed from the Official List and from trading on the market for listed securities on the London Stock Exchange.

It is expected that certain persons who will receive Marconi Corporation Shares and Warrants as part of the Restructuring who do not have a CREST account will hold their shares in CREST through a nominee to be established by the Company. Statements of account detailing the number of Marconi Corporation Shares and Warrants held by such persons are expected to be despatched by 23 May 2003. It is expected that Marconi Corporation Shares and Warrants will be credited to CREST accounts on 19 May 2003. All documents, certificates or other communications sent to holders of Marconi Corporation Shares, Warrants or Notes will be sent at their own risk and may be sent by post.

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. Upon Admission, the Articles will permit the holding of Marconi Corporation Shares, the Warrants and the Notes under CREST in accordance with the CREST Regulations. The Company has applied for the Marconi Corporation Shares, the Warrants and the Notes to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in Marconi Corporation Shares, Warrants and Notes following Admission may take place within the CREST system if any holder of Marconi Corporation Shares, Warrants or Notes so wishes. CREST is a voluntary system and holders of Marconi Corporation Shares, Warrants or Notes who wish to receive and retain share, warrant or note certificates will be able to do so.

Each Series of each Tranche of Notes will initially be represented by one or more global notes in bearer form without interest coupons attached (each a Global Note and together the Global Notes). Title to the Global Notes will pass by delivery. The holder of any certificate representing any Series of any Tranche of Notes, including any Global Note (holder), is the person that has possession of the certificate, in the case of a bearer certificate, and the person in whose name the certificate is registered, in the case of a certificate in registered form.

The Global Notes will be deposited on issue with The Bank of New York as depositary (Depositary). Under the Deposit Agreement, the Depositary will issue to DTC, Euroclear and/or Clearstream certificateless depositary interests, which together represent a 100 per cent. interest in each underlying Global Note. The certificateless depositary interests will be registered in the name of Cede & Co., as nominee of DTC (with respect to certificateless depositary interests issued to DTC) or the nominee of a common depositary for Euroclear and Clearstream (with respect to certificateless depositary interests issued to Euroclear and/or Clearstream). Upon acceptance by DTC, Euroclear and/or Clearstream of a certificateless depositary interest for entry into their respective book-entry settlement systems, beneficial interests in the certificateless depositary interests (Book-Entry Interests) will be issued by DTC, Euroclear and/or Clearstream and traded through their respective book-entry systems.

Ownership interests in the Global Notes (Book-Entry Interests will not be held in definitive form. Book-Entry Interests will be held by or through persons that have accounts with DTC, Euroclear and/or Clearstream (direct participants) or persons that hold interests through direct participants (indirect participants and, together with direct participants, participants). The laws of some jurisdictions, including certain states of the United States, may require that certain investors in securities take physical delivery of such securities in definitive form. The foregoing limitation may impair the ability of investors to own, transfer or pledge Book-Entry Interests. In addition, while the Notes are in global form, holders of Book-Entry Interests will not be considered the owners or holders of Notes for any purpose.

Ownership of the Book-Entry Interests will be shown on, and the transfer of ownership will be effected only through, records maintained in book-entry form by DTC, Euroclear, Clearstream, and their participants. Book-Entry Interests will be transferable only as units in the same authorised denominations as the Notes of the Series to which they correspond. Unless any Series of Notes is exchanged in whole or in part for other securities of the Issuer, or the applicable Global Note is exchanged for Notes in definitive registered form (Definitive Registered Notes), the certificateless depositary interests representing Notes of a Series held by DTC, Euroclear and/or Clearstream may not be transferred except as a whole between DTC, Euroclear and/or Clearstream, a nominee of DTC, the nominee of a common depositary for Euroclear and Clearstream, or their respective successors.

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PART VII -- FURTHER INFORMATION RELATING TO THE RESTRUCTURING

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5.     MARCONI CORPORATION ADRS

Marconi Corporation will establish an ADR programme in respect of Marconi Corporation Shares and will apply to list such ADRs on NASDAQ. It is currently expected that this NASDAQ listing will become effective during the third calendar quarter of 2003.

6.     US REPORTING

Pursuant to the terms of the indentures governing the Notes, following the Restructuring, Marconi Corporation will begin to file annual, quarterly and periodic reports with the SEC on Form 10-K, Form 10-Q and Form 8-K, respectively, as if it were a US domestic issuer, subject to certain specified exceptions (as more particularly described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed, under the caption "Description of the Notes -- Certain Covenants -- SEC Reports; Other Information"). (Marconi Corporation will remain a foreign private issuer and as such will not be subject to and (except as described herein) does not intend to comply with US proxy rules or any other provision of the US securities laws from which foreign private issuers are exempted.) The first such filing will be a Form 10-Q quarterly report in respect of the quarter ending 30 September 2003. Prior to that time, Marconi Corporation will file an annual report on Form 20-F for the year ending 31 March 2003 within 90 days of the financial year end, and will submit a quarterly report in respect of the quarter ending 30 June 2003 under cover of Form 6-K within 60 days of the quarter end, in each case including financial statements in accordance with or reconciled to US GAAP and non-financial statement disclosures otherwise as required by Form 10-K or Form 10-Q, as the case may be subject to certain specified exceptions (as more particularly described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed, under the caption "Description of the Notes -- Certain Covenants -- SEC Reports; Other Information"). All of the above reports (regardless of the forms under which they are filed or submitted) will also include the certifications required with respect to filings by US domestic issuers on Form 10-K and Form 10-Q pursuant to the Sarbanes-Oxley Act of 2002 and SEC rules adopted thereunder. In addition, Marconi Corporation will hold quarterly investor conference calls following the release of such reports.

The specific reporting requirements described above will cease to apply once the Notes are no longer outstanding. At any time thereafter, subject to the requirements of applicable law and regulation, Marconi Corporation will be free to discontinue filing SEC reports on the forms used by US domestic issuers, as well as the other reporting practices described in the previous paragraph.

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The Warrants will be issued subject to and with the benefit of the conditions set out below. See also Part VII: Further information relating to the Restructuring.

1. (A) In these Conditions, unless there is something in the subject matter or context inconsistent therewith, the words and expressions set out below shall have the following meanings:

      ACT means the Companies Act 1985;

      CERTIFICATED means a security which is not in uncertificated form;

      COMPANY means Marconi Corporation plc, a company incorporated under the Companies Act 1862 to 1898 and registered in England and Wales with registered number 67307;

      CONDITIONS means the terms and conditions set out herein as modified from time to time in accordance with the provisions set out herein and CONDITION refers to the relative numbered paragraph of the Conditions;

      CORP SCHEME means the scheme of arrangement of the Company including any modifications of, additions or conditions to, that scheme of arrangement as approved or imposed by the Court pursuant to Section 425 of the Act;

      COURT means the High Court of Justice of England and Wales;

      CREST means the system enabling title to securities to be evidenced and transferred in uncertificated form operated by CREST Co. Limited in accordance with the CREST Regulations;

      CREST REGULATIONS means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

      DEED POLL means the instrument by way of a deed poll to be dated prior to the Effective Date and to be executed by the Company under which the Warrants are constituted;

      EFFECTIVE DATE means the date on which an office copy of the order of Court sanctioning the Corp Scheme shall have been delivered to the Registrar of Companies for registration;

      EXERCISE DATE means the London Business Day next following the date on which the requirements relating to the exercise of Warrants in Condition 2 have been complied with in full or, if later, the date on which payment is actually received by the Company in accordance with Condition 2;

      EXTRAORDINARY RESOLUTION means a resolution passed at a meeting of the Warrant Holders duly convened and held and carried by a majority consisting of not less than three-fourths of the votes cast upon a show of hands or, if a poll is duly demanded, by a majority consisting of not less than three-fourths of the votes cast on a poll;

      INDEPENDENTLY DETERMINED means determined by an independent investment bank of international repute in London selected by the Company and acting as an expert;

      LONDON BUSINESS DAY means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London;

      OPERATOR means CREST Co. Limited or any additional or alternative operator from time to time approved by the Company in relation to the Warrants and in accordance with the CREST Regulations;

      OPERATOR REGISTER means the Operator register of corporate securities (as defined in the CREST Regulations);

      REGISTER means the register of Warrant Holders holding Warrants in certificated form required to be maintained pursuant to Clause 3 of the Deed Poll;

      REGISTRAR means Computershare Investor Services plc or any other person who is appointed by the Company to maintain the Register at any time;

      REGISTRAR OF COMPANIES means the registrar or other officer performing under the Act the duty of registration of companies in England and Wales and including a deputy registrar;

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      REGISTRATION STATEMENT means a registration statement filed by the Company with the SEC in respect of the Warrants and the Shares issuable on exercise of the Warrants;

      SCHEME DOCUMENT means a circular sent to certain creditors of the Company and to certain creditors of Marconi plc dated 31 March 2003 setting out proposals in relation to, inter alia, a scheme of arrangement between the Company and certain of its creditors pursuant to Section 425 of the Act;

      SEC means the U.S. Securities and Exchange Commission;

      SECURITIES ACT means the U.S. Securities Act of 1933, as amended;

      SHARES means ordinary shares (currently of 5p each) in the capital of the Company as authorised from time to time and all other (if any) stock or shares in the equity share capital of the Company from time to time and for the time being ranking pari passu therewith and all other (if any) shares or stock in the equity share capital of the Company resulting from any sub-division, consolidation or re-classification of the Shares;

      SPECIFIED NUMBER means, in relation to each Warrant, one Share, unless there has been an adjustment to the number of Shares issuable on exercise of a Warrant pursuant to Condition 5(A), in which case it means such adjusted number of Shares issuable on exercise of each Warrant as has, from time to time, been determined in accordance with such Conditions;

      SPECIFIED OFFICE means the office of the Registrar specified below or any other office of the Registrar which may from time to time be notified to Warrant Holders in accordance with Condition 12;

      SUBSCRIPTION PERIOD means the period commencing on (and including) the date following the day upon which Warrants are first issued under the Deed Poll and expiring on (and including) the day four years after that date, (or, if that is not a London Business Day, the preceding London Business
      Day), provided that with respect to any Warrant held by a person in the United States (as defined in Regulation S under the Securities Act), the Subscription Period will not commence until the date on which the Registration Statement is declared effective by the SEC;

      SUBSCRIPTION PRICE means the amount payable in respect of each Specified Number of Shares for which the holder of one Warrant is entitled upon exercise of the Warrant to require the subscription, such amount being 150p per Specified Number of Shares or such other amount as may for the time being be applicable in accordance with the provisions of Condition 5;

      SUBSCRIPTION RIGHTS means the subscription rights in respect of Shares granted by the Company to Warrant Holders pursuant to the Deed Poll, or such of those rights as are for the time being outstanding;

      SUBSIDIARY means any subsidiary within the meaning of Section 736 of the Act;

      SUPERVISORS means the persons holding office as supervisors of the Corp Scheme from time to time;

      THE STOCK EXCHANGE means the London Stock Exchange plc or any other body to which its functions have been transferred (or, to the extent the Shares are no longer listed, quoted or admitted to trading on the London Stock Exchange plc, such other body on which the Shares are listed, quoted or admitted to trading);

      UNCERTIFICATED means a security which is for the time being recorded on the relevant Operator register as being held in CREST, and title to which, by virtue of the CREST Regulations, may be transferred by way of CREST;

      WARRANT CERTIFICATES means the certificates to be issued in the name of Warrant Holders holding their Warrants in certificated form substantially in the form set out in the First Schedule to the Deed Poll, as from time to time modified in accordance with the provisions set out in the Deed Poll;

      WARRANT EXERCISE NOTICE means a notice substantially in the form set out on the reverse of each Warrant Certificate which must be completed in order to exercise the Warrant comprised in that Warrant Certificate or, in the case of Warrants held in uncertificated form, such form of notification as complies with Condition 2(A)(i);

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      WARRANT HOLDER means, in relation to any Warrant held in uncertificated form, the Accountholder (as defined in Condition 8) and, in relation to any Warrant in certificated form, the person or persons who is or are for the time being registered in the Register as the holder or joint holders of a Warrant; and

      WARRANTS means the rights created by the Deed Poll entitling the Warrant Holders, upon the valid exercise of such rights, to subscribe for Shares on the terms set out in the Deed Poll and in the Conditions.

  (B) Unless the context otherwise requires terms importing the singular number only shall include the plural and vice versa, terms importing persons shall include firms and corporations and terms importing one gender only shall include the other gender.

2. (A) Each Warrant may be exercised at any time during the Subscription Period, provided it is on or after the Effective Date, by either:

      (i) in the case of Warrants held in uncertificated form, arranging for the payment in favour of the Company, through CREST, of the aggregate Subscription Price for the Shares being subscribed (as provided in sub-paragraph 2(B) below) and sending to the Registrar, via the Operator, a Warrant Exercise Notice, being a properly authenticated dematerialised instruction:

          (1) in the form from time to time prescribed by the directors of the Company (the DIRECTORS) and having the effect determined by the Directors from time to time; and

          (2) that is addressed to the Company, is attributable to the Warrant Holder and identifies (in accordance with the form prescribed by the Directors as aforesaid) the number of Warrants in respect of which the Subscription Rights are to be exercised;

          provided always that

          (3) the Directors may in their discretion permit a Warrant Holder in uncertificated form to exercise his Subscription Rights by some other means (including if the Company or any sponsoring system-participant acting on behalf of the Company is unable, at any time and for any reason, to receive properly authenticated dematerialised instructions);

          (4) the Directors may in their discretion require, in addition to receipt of a properly authenticated dematerialised instruction as referred to above, the Warrant Holder in uncertificated form to complete and deliver to the Company (or its Registrar) on or within 28 London Business Days prior to the relevant Exercise Date, a notice in such form as may from time to time be prescribed by the Directors;

          (5) the Directors may in their discretion determine when any such properly authenticated dematerialised instruction and/or other instruction or notification is to be treated as received by the Company or by such other person as it may require for those purposes, being the date on which such notice is deemed delivered;

          (6) for the avoidance of doubt, the form of the properly authenticated dematerialised instruction as referred to above, may be such as to divest the Warrant Holder concerned of the power to transfer such Warrant to another person; and

          (7) all notices, instructions and any other provisions required to be complied with pursuant to this sub-paragraph 2(A)(i) shall be subject always to the facilities and requirements of CREST, CREST Regulations and the Operator; or

      (ii) in the case of Warrants in certificated form, by delivery of the Warrant Certificate evidencing title to the Warrant to the Specified Office during normal business hours on any London Business Day together with the Warrant Exercise Notice endorsed on it duly completed and executed and accompanied by payment in favour of the Company, as provided below.

          The exercise of Warrants under Condition 2(A)(i) and 2(A)(ii) shall be irrevocable and must be made subject to, and in compliance with, any applicable fiscal and other laws and regulations for the time being in force and upon payment of any taxes, duties and other governmental charges payable by reason of the exercise (other than United Kingdom taxes and duties imposed on the Company).

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  (B) Payment by a Warrant Holder on the exercise of any Warrant shall be made by the payment in sterling of the Subscription Price applicable on the Exercise Date either, in the case of Warrants held in uncertificated form, through CREST in accordance with CREST Regulations or, in the case of Warrants in certificated form, by cheque sent to the Registrar, in each case in favour of the Company.

  (C) Each Warrant entitles its holder to subscribe for the Specified Number of Shares at the then applicable Subscription Price.

  (D) Notwithstanding anything herein to the contrary, unless satisfied that the exemption from registration provided by Regulation S under the Securities Act is available, the Directors may in their discretion refuse to permit any Warrant Holder to exercise his Subscription Rights: (i) at any time when a Registration Statement under the Securities Act is not effective with respect to such exercise and the issuance of Shares arising on such exercise or (ii) during any Blackout Period imposed as described in Condition 2(E) below.

  (E) In the event that, in the opinion of the Directors, it is advisable to suspend use of the Registration Statement or the prospectus forming a part of the Registration Statement, due to (i) any request by the SEC or any other US federal or state governmental authority for amendments or supplements to a registration statement or related prospectus or for additional information; (ii) the issuance by the SEC or any other US federal or state governmental authority of any stop order suspending the effectiveness of a registration statement or the initiation or threat of any proceedings for that purpose; (iii) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threat of any proceeding for such purpose; (iv) the existence of any fact or the happening of any event which makes any statement of a material fact in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which would require the making of any changes in the Registration Statement or prospectus in order that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (v) the Directors' determination that a post-effective amendment to the Registration Statement would be appropriate; or (vi) pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Directors believe public disclosure will be prejudicial to the Company, the Company shall give written notice to the Registrar to the effect of the foregoing and to the effect that the Warrants may not be exercised during such time period as may be specified in such notice (a BLACKOUT PERIOD). In the event that the Warrant Holder seeks to exercise his Subscription Rights during a Blackout Period, the Registrar will notify the Warrant Holder, in accordance with Condition 12, that a Blackout Period is in effect. In no event shall the Company impose a Blackout Period within sixty (60) days prior to the expiration of the Subscription Period.

  (F) The Registrar, and the Company, reserve the right to delay taking any action on any particular instructions from the Warrant Holder if the Registrar considers that it needs to do so to obtain further information from the Warrant Holder or to comply with any legal or regulatory requirement binding on it (including the obtaining of evidence of identity to comply with money laundering regulations), or to investigate any concerns it may have about the validity of or any other matter relating to the instruction.

3. (A) Provided the requirements of Condition 2 have been satisfied, the Company shall allot the Specified Number of Shares issuable on the exercise of the relevant Warrants not later than 10 London Business Days after the Exercise Date (or, in the case of any Shares to be allotted and issued pursuant to Condition 5(A)(iv)(g) as a result of a Retroactive Adjustment (as defined in Condition 5(A)(iv)(g)), not later than 10 London Business Days after the relevant adjustment to the Specified Number takes place).

  (B) All Shares so allotted shall be fully paid and shall rank pari passu in all respects with the other fully paid Shares in issue on the Exercise Date, and shall accordingly entitle the holders of those Shares to participate in full in all dividends and distributions paid or made on the Shares after the Exercise Date, other than any dividend or other distribution which shall previously have been announced, declared, recommended or resolved by the Directors to be paid or made on the Shares, the record date for which is

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      prior to the Exercise Date and notice of the intended dividend or other distribution and of the record date shall have been given in accordance with the rules of The Stock Exchange prior to the Exercise Date.

  (C) In the case of Warrants in uncertificated form, Shares arising on exercise of any Warrants shall be allotted and issued in uncertificated form and credited by the Operator (in accordance with the instructions of the Company and CREST Regulations) to the CREST stock accounts of the person or persons designated in the relevant Warrant Exercise Notice within 10 London Business Days after the Exercise Date (subject as set out in Condition 3(A) in relation to a Retroactive Adjustment). In the case of the exercise of Warrants in certificated form, the Company will by not later than 20 London Business Days after the allotment procure the issue of a share certificate in the name of the person stated in the Warrant Exercise Notice and send, or procure the sending of, such certificate to such person at the address stated in the Warrant Exercise Notice or otherwise as directed in accordance with the Warrant Exercise Notice by ordinary post at the risk of the person entitled to the Shares.

4. (A) While any Subscription Rights remain exercisable the Company will, save with the approval of an Extraordinary Resolution and subject as provided in Condition 4(B) below:

      (i) at all times keep available for issue free from pre-emptive rights out of its authorised but unissued share capital the aggregate Specified Number of Shares as would be issued if all of the Warrants and all other rights of subscription for and exercise into Shares were to be exercised;

      (ii) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (1) by the issue of fully paid Shares to the holders of Shares (SHAREHOLDERS) and other holders of shares in the capital of the Company which by their terms entitle the holders thereof to receive Shares on a capitalisation of profits or reserves or (2) by the issue of Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend or
             (3) by the issue of fully paid equity share capital (other than Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Company which by their terms entitle the holders thereof to receive equity share capital (other than Shares) on a capitalisation of profits or reserves, unless, in any such case, the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, give rise) to an adjustment of the Subscription Price or the Specified Number on exercise of each Warrant;

      (iii) not in any way modify the rights attaching to the Shares with respect to voting, dividends or liquidation, nor issue any other class of equity share capital carrying any rights which are more favourable than such rights, but so that nothing in this Condition 4(A) (iii) shall prevent (1) the issue of any equity share capital to employees (including directors holding executive office), whether of the Company or any of its subsidiary or associated companies, by virtue of their office or employment pursuant to any scheme or plan approved by the Company in general meeting or which is established pursuant to such a scheme or plan which is or has been so approved or (2) any consolidation or subdivision of the Shares or the conversion of any Shares into stock or vice versa or
             (3) any modification of such rights which is Independently Determined not to be materially prejudicial to the interests of the Warrant Holders or (4) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 or any other provision of that or any other legislation), the conversion of Shares into, or the issue of any Shares in, uncertificated form (or the conversion of Shares in uncertificated form into certificated form) or any amendment of the Articles of Association of the Company made in connection with the matters described in this Condition 4 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Shares, dealt with under such procedures) or
             (5) any issue of equity share capital where the issue of such equity share capital results (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect or that the consideration per Share receivable therefor is at least 95 per cent. of the Current Market Price (as defined in Condition 5) per Share, otherwise result) in an adjustment of the Subscription Price and/or the Specified Number or
             (6) any issue of equity share capital or modification of rights attaching to the Shares where prior thereto it was

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             Independently Determined what (if any) adjustments should be made to the Subscription Price and/or the Specified Number as being fair and reasonable to take account thereof and such determination shall have concluded either that no adjustment is required or that an adjustment resulting in a reduction of the Subscription Price is required and/or an increase in the Specified Number is required and, if so, the new Subscription Price and/or Specified Number as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

      (iv) procure that no securities (whether issued by the Company or any of its Subsidiaries or procured by the Company or any of its Subsidiaries to be issued) issued without rights to convert into or exchange or subscribe for or purchase Shares shall subsequently be granted such rights exercisable at a consideration per Share which is less than 95 per cent. of the Current Market Price per Share at close of business on the dealing day last preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, give rise) to an adjustment of the Subscription Price and/or the Specified Number pursuant to Condition 5(A)(iii) and that at no time shall there be in issue Shares of differing nominal values, save where such Shares have the same economic rights;

      (v) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the exercise of a Warrant, Shares would (but for the provisions of Condition 5(A)) have to be issued at a discount to their par value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

      (vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof, except (a) pursuant to the terms of issue of the relevant share capital or (b) by means of a purchase or redemption of share capital of the Company to the extent permitted by applicable law or
            (c) as permitted by Section 130(2) of the Act or (d) a reduction of the share premium account which requires the confirmation of the Court and which does not involve the return, either directly or indirectly, of an amount standing to the credit of the share premium account of the Company and in respect of which the Company shall have tendered to the Court such undertaking as it may require prohibiting, so long as any of the Warrants remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Company as a result of such reduction or (e) where the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Act or (f) by way of transfer of reserves as permitted under applicable laws or (g) solely in relation to a change in the currency in which the nominal amount of the Shares is expressed or
            (h) where the reduction is permitted by applicable law and it is Independently Determined that the interests of Warrant Holders would not be prejudiced by such reduction or (i) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Subscription Price then in effect, result in) an adjustment to the Subscription Price and/or the Specified Number; and

      (vii) endeavour to ensure that the Shares issued upon exercise of any Warrant will be admitted to the Official List (as defined in Condition 5) and will be listed, quoted or traded on any other stock exchange or securities market on which the Shares may then be listed or quoted or traded.

  (B) Nothing in this Condition 4 shall prevent, and no adjustment to the Subscription Price and/or the Specified Number shall be made as a result of, any actions taken by the Company to effect the capital reduction described in the Scheme Document or any issue of Shares pursuant to the Corp Scheme.

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5. (A) The Subscription Price or the Specified Number, as specified below, will be adjusted in the following circumstances:

      (i) Consolidation or Subdivision: If there shall be an alteration to the nominal value of the Shares as a result of consolidation or sub-division, the Specified Number shall be adjusted in accordance with the following formula:

                                        n
                            NE = OE X  --
                                        N

          where:

          NE  means the Specified Number after adjustment;

          OE  means the Specified Number prior to adjustment;

          N means the number of Shares outstanding immediately before such event; and

          n means the number of Shares outstanding immediately following such event.

            Such adjustment shall become effective on the date of such alteration.

      (ii) Capitalisation of Profits or Reserves: If and whenever the Company shall issue any Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than Shares issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend which the Shareholders would or could otherwise have received, the Specified Number shall be adjusted in accordance with the following formula:

                                        n
                            NE = OE X  --
                                        N

          where:

          NE  means the Specified Number after adjustment;

          OE  means the Specified Number prior to adjustment;

          N means the number of Shares outstanding immediately before such event; and

          n means the number of Shares outstanding immediately following such event.

          Such adjustment shall become effective on the date of issue of such Shares.

      (iii) Other Events: If the Company determines that an adjustment should be made to the Subscription Price and/or the Specified Number as a result of one or more events or circumstances not referred to in Conditions 5(A)(i) and (ii), the Company shall, at its own expense and acting reasonably, have Independently Determined as soon as practicable what adjustment (if any) to the Subscription Price and/or the Specified Number is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination. No such adjustment will be made where the effect would be to vary the Subscription Price by less than one per cent.

      (iv)  General

      (a) On any adjustment to the Subscription Price pursuant to this Condition 5(A), the resultant Subscription Price, if not an integral multiple of one penny, shall be rounded to the nearest whole penny (0.5 pence being rounded upwards). No adjustment shall be made to the Subscription Price where such adjustment (rounded if applicable) would be less than one per cent. of the Subscription Price then in effect. Any adjustment not required to be made, and any amount by which the Subscription Price has been rounded, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the prior relevant time. Notice of any adjustments to the Subscription Price or Specified Number shall be given to the Warrant Holders in accordance with Condition 12 as soon as practicable after the determination thereof.

      (b) No adjustment will be made to the Subscription Price or the Specified Number where Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted,

PART VIII -- CONDITIONS OF THE WARRANTS

--------------------------------------------------------------------------------

            appropriated, modified or granted to employees (including directors holding executive office) of the Company or any Subsidiary or any associated company of the Company pursuant to any employees' share scheme (as defined in Section 743 of the Act or any modification or re-enactment thereof).

      (c) The Subscription Price may not be reduced and the Specified Number may not be adjusted so that, on exercise of the Warrants, Shares would be issued at a discount to their nominal value.

      (d) Where more than one event which gives or may give rise to an adjustment to the Subscription Price or the Specified Number occurs within such a short period of time that it is Independently Determined that a modification to the operation of the adjustment provisions is required in order to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by such investment bank to be in its opinion appropriate to give such intended result.

      (e) Where the circumstances giving rise to any adjustment pursuant to this Condition 5(A) have already resulted or will result in an adjustment to the Subscription Price and/or the Specified Number or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Subscription Price and/or the Specified Number, such modification shall be made to the operation of the provisions of this Condition 5(A) as may be Independently Determined to be appropriate to give the intended result.

      (f) If any doubt shall arise as to the appropriate adjustment to the Subscription Price and/or the Specified Number a certificate providing the Independently Determined adjustment shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

      (g) If the Exercise Date in relation to any Warrant shall be after the record date for any such issue as is mentioned in Condition 5(A)(ii), but before the adjustment becomes effective under this Condition 5(A) (such adjustment a RETROACTIVE ADJUSTMENT), the Company shall (conditional upon the Retroactive Adjustment becoming effective) procure that there shall be allotted to the relevant Warrant Holder, in accordance with the provisions of Condition 3, such number of additional Shares as, together with the Shares allotted or to be allotted to the relevant Warrant Holder on exercise of the relevant Warrant, is equal to the number of Shares which would have been required to be allotted on exercise of such Warrant if the relevant adjustment to the Specified Number (reflecting the event referred to in Condition 5(A)(ii), had in fact been made and became effective immediately after the relevant record date.

      (h) References to any issue or offer to Shareholders AS A CLASS BY WAY OF RIGHTS shall be taken to be references to an issue or offer to all or substantially all Shareholders by way of rights other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange in any territory or in connection with fractional entitlements, or any other disapplication right of the Directors of the Company granted in the Articles, it is determined not to make such issue or offer.

       (v)  Fractions of Shares

          No exercise of Warrants shall result in the issue of a fraction of a Share (including, for the avoidance of doubt, by virtue of a Retroactive Adjustment). If a Warrant Holder exercising his Warrants would, but for the preceding sentence and after aggregating all Warrants being exercised by him, be entitled to receive a number of Shares which includes a fraction of Shares, such Warrant Holder's entitlement to receive such number shall be rounded down to the nearest integral number of Shares to exclude fractions, whereupon he shall be paid the amount (in sterling) equal to the value of the fraction of Share forgone, as determined by the Company. Such payment shall be made, in each case subject to any applicable exchange control or other laws or regulations, (A) in the case of a Warrant held in uncertificated form, to the relevant Warrant Holder's cash memorandum account with the Operator in accordance with the rules of the Operator or (B) in the case of a Warrant held in certificated form, by cheque by ordinary uninsured mail to the exercising

                                         PART VIII -- CONDITIONS OF THE WARRANTS

--------------------------------------------------------------------------------

          Warrant Holder (in accordance with the instructions contained in the Warrant Exercise Notice but at the risk of the exercising Warrant Holder).

  (B) For the purposes of paragraph (A) of this Condition:

      CURRENT MARKET PRICE means, in respect of a Share at a particular date, the average of the bid and offer quotations published by, or derived from, the Relevant Stock Exchange for one Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Shares shall have been quoted ex-dividend (or ex-any other entitlement) and during some other part of that period the Shares shall have been quoted cum-dividend (or cum-any other entitlement) then:

      (a) if the Shares to be issued do not rank for the dividend (or other entitlement) in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other entitlement (where it is a cash dividend or entitlement) or, as the case may be, the Fair Market Value of that dividend or other entitlement (where it is not a cash dividend or entitlement) per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

      (b) if the Shares to be issued do rank for the dividend (or other entitlement) in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend (or ex-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the Shares on each of the said five dealing days have been quoted cum-dividend (or cum-any other entitlement) in respect of a dividend (or other entitlement) which has been declared or announced but the Shares to be issued do not rank for that dividend (or other entitlement) the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend or other entitlement (where it is a cash dividend or entitlement) or, as the case may be, the Fair Market Value of that dividend or other entitlement (where it is not a cash dividend or entitlement) per Share as at the date of announcement of such dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

      DEALING DAY means a day on which the Relevant Stock Exchange is open for business and Shares may be dealt in on the Relevant Stock Exchange.

      DIVIDEND means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up (other than an issue of Shares falling within Condition 5(A)(ii) by way of capitalisation of profits or reserves)).

      EQUITY SHARE CAPITAL has the meaning ascribed to it in Section 744 of the Act.

      FAIR MARKET VALUE means, with respect to any property on any date, the Independently Determined fair market value of that property provided that
      (1) the fair market value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend, (2) where options, warrants or other rights are publicly traded in a market of adequate liquidity, as Independently Determined, the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded, (3) where options, warrants or other rights are not publicly traded (as aforesaid), the fair market value of such options, warrants or other rights will be as Independently Determined on the basis of a commonly accepted market valuation method and taking account of such factors as are Independently Determined to be appropriate, including the market price per Share, the dividend yield of a Share, the volatility of such market price, prevailing interest rates and the terms of such options, warrants or other rights, including as to the expiry date and exercise price (if any)

PART VIII -- CONDITIONS OF THE WARRANTS

--------------------------------------------------------------------------------

      thereof, and (4) in the case of (1), converted into Sterling (if declared or paid in a currency other than Sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in Sterling; and in the absence of such a stated rate of exchange and in the case of (2) and (3), converted into Sterling (if expressed in a currency other than Sterling) at such rate of exchange Independently Determined to be the spot rate at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).

      OFFICIAL LIST means the official list of the United Kingdom Listing Authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

      RELEVANT STOCK EXCHANGE means at any time, in respect of the Shares, the Official List and/or, as the context requires, the market for listed securities of the London Stock Exchange or, if the Shares are not at that time so listed, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

      SECURITIES includes, without limitation, shares in the share capital of the Company.

  (C) If an effective resolution is passed during the Subscription Period for the voluntary winding up of the Company then:

      (i) if such winding up be for the purpose of a reconstruction or amalgamation pursuant to a scheme or arrangement to which the Warrant Holders have consented by means of a Extraordinary Resolution the terms of such scheme or arrangement shall be binding on all the Warrant Holders; and

      (ii) in any other case, the Company shall forthwith publish a notice in accordance with the provisions of Condition 12, stating that such a resolution has been passed and the Warrant Holder shall be entitled at any time within three months after the date such notice is published to elect by notice in writing to the specified office of the Registrar to be treated as if he had, immediately before the date of the passing of the winding up resolution, exercised his Warrants and he shall be entitled to receive out of the assets which would otherwise be available in the liquidation to the holders of Shares, such a sum (if any) as he would have received had he been the holder of and paid for the Shares to which he would have become entitled by virtue of such exercise, after deducting from such sum an amount equal to the moneys which would have been payable by him in respect of such Shares if he had exercised his Warrants, but nothing contained in this sub-paragraph shall have the effect of requiring the Warrant Holder to make any actual payment to the Company.

6. The provisions for convening meetings of Warrant Holders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of the Conditions, shall be as set out in
       Schedule 4 to the Deed Poll. An Extraordinary Resolution duly passed in accordance with the provisions of Schedule 4 to the Deed Poll at any meeting of the Warrant Holders shall be binding on all Warrant Holders, whether present or not.

7. Should any Warrant Certificate be mutilated, defaced, lost, stolen or destroyed it may be replaced at the Specified Office upon payment by the claimant of such costs incurred in connection therewith and on such terms as to evidence and indemnity as the Registrar and the Company may reasonably require. Mutilated or defaced Warrant Certificates must be surrendered before replacements will be issued.

8. Title to a Warrant in certificated form shall be transferable in any usual or common form or in any other form which may be approved by the Directors in units or multiples of one Warrant (provided that title to the Warrants comprised in a Warrant Certificate shall pass only on registration in the Register). The Company may deem and treat the Warrant Holder in certificated form as the absolute owner thereof for all purposes and shall not be affected by any notice to the contrary (except as ordered by a court of competent jurisdiction or required by law) and shall not (except as aforesaid) be bound to recognise any equitable or other claim to an interest in such Warrant. Transfers of Warrants in certificated form may be effected by delivery of the Warrant Certificate to the Specified Office with a completed form of transfer executed by the Warrant Holder without charge, but upon (i) payment of any taxes, duties and other governmental charges, (ii) the Registrar being satisfied with the evidence of title and identity of the person requesting transfer and of due execution of the transfer and subject to such reasonable regulations as the

                                         PART VIII -- CONDITIONS OF THE WARRANTS

--------------------------------------------------------------------------------

       Registrar and the Company may prescribe. The Registrar will, within five London Business Days of such delivery, deliver at its Specified Office to the transferee or (subject to any applicable laws and regulations) despatch by mail (at the risk of the transferee) to such address as the transferee may request, a new Warrant Certificate in respect of the Warrant transferred. In the case of transfer of some only of the Warrants represented by the Warrant Certificate, a new Warrant Certificate in respect of the balance of the Warrants will be so delivered or despatched without charge to the transferor.

       For so long as a Warrant is held in uncertificated form, the person (other than a clearing system) who is for the time being shown in the Operator register as the Warrant Holder (an ACCOUNTHOLDER) (in which regard any certificate or other document issued by the Operator as to the amount of Warrants standing to the account of any person shall be conclusive and binding for all purposes) shall be treated as the holder of such amount of Warrants (and the expression Warrant Holder and holding Warrants shall be construed accordingly).

       Warrants held in uncertificated form may be transferred in accordance with the CREST Regulations.

       No Warrant, either in certificated or uncertificated form, shall be transferable or exercisable until the Effective Date.

       If the Effective Date does not occur on or prior to the date falling thirty calendar days after the issue of the Warrants, the Warrants automatically become void.

9. The Company has the right to terminate the appointment of the Registrar provided that it will at all times maintain a Registrar with a specified office in England. Not less than 30 days' notice of any such termination or appointment shall be given by the Company to the Warrant Holders in accordance with Condition 12.

10. The Company will pay any United Kingdom stamp, issue, registration or similar taxes and any capital duties imposed on the Company in the United Kingdom (i) in connection with the issue of Shares on exercise of the Subscription Rights, except where the Shares are issued to a person whose business is, or includes, issuing depositary receipts, or a nominee of or agent for such a person, or a person whose business is, or includes, the provision of clearance services for the purchase or sale of chargeable securities, or a nominee of or agent for such a person, or (ii) payable upon the Deed Poll being produced in evidence in any proceedings in connection with the enforcement of the Deed Poll, the Warrants or the Subscription Rights. For the avoidance of doubt, other than United Kingdom taxes and duties imposed on the Company, the Company is not responsible for the payment of any taxes, duties and other governmental charges as may be payable in relation to the transfer of a Warrant.

11. All notices to be given hereunder by Warrant Holders to the Registrar shall be delivered at, or mailed by pre-paid air-mail to, the Specified Office for the time being of such person and shall be deemed to have been given upon delivery or, in the case of mailing, upon receipt thereof.

12. All notices to be given to Warrant Holders holding Warrants in certificated form pursuant to these conditions will be duly given if sent in the manner and to the address provided for in Schedule 3 to the Deed Poll. All notices to be given to Warrant Holders holding their Warrants in uncertificated form will be given by delivery of the relevant notice to the Operator for transmission to Warrant Holders.

13. Warrant Holders are deemed to have notice of all the provisions of the Deed Poll and such provisions are binding on them. Copies of the Deed Poll will be available for inspection at the Specified Office.

14. The Warrants are governed by, and shall be construed in accordance with, the laws of England.

       The English Courts have exclusive jurisdiction to settle any dispute arising out of or in connection with the Warrants and the Company and each Warrant Holder irrevocably submit to the exclusive jurisdiction of the English courts.

PART VIII -- CONDITIONS OF THE WARRANTS

--------------------------------------------------------------------------------

      The Company and each Warrant Holder irrevocably waive any objection to the English Courts on grounds that they are an inconvenient or inappropriate forum to settle any such dispute.

                                SPECIFIED OFFICE

                                   REGISTRAR

                      Computershare Investor Services PLC
                                   PO Box 82
                                 The Pavilions
                                Bridgwater Road
                                    Bristol
                                    BS99 7NH

            PART IX -- DESCRIPTION OF THE NOTES, THE GUARANTEES AND
                   THE SECURITY TRUST AND INTERCREDITOR DEED
--------------------------------------------------------------------------------

The meanings given to terms and expressions defined in this Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed only apply in this Part IX.

DESCRIPTION OF THE NOTES, THE GUARANTEES
AND THE SECURITY TRUST AND INTERCREDITOR DEED

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Introduction                                                   275
Brief Description of the Programme                             275
  Further Issues of Dollar Senior Notes and Euro Senior
     Notes                                                     275
  Further Issues of Junior Notes                               276
  Form of Applicable Pricing Supplement                        276
Brief Description of the Terms of the Notes and the
  Guarantees Thereof                                           276
  Brief Description of the Senior Notes                        276
  Brief Description of the Junior Notes                        276
  Brief Description of the Guarantees of the Notes             277
Description of the Initial Transaction Security and the
  Initial Security Documents                                   278
     Pledge of Shares of Specified Subsidiaries                279
     Mortgages on Real Property                                279
     UK Owned Patents                                          279
     German Owned Intellectual Property                        279
     US Owned Patents                                          279
     Other Assets                                              279
     Escrow Accounts                                           279
     Limitations on Guarantees of the Notes and Transaction
      Security                                                 279
  Other Provisions Relating to the Transaction Security and
     the Security Documents                                    280
Description of the Notes                                       280
  Principal, Maturity and Interest of the Senior Notes         280
  Principal, Maturity and Interest of the Junior Notes         281
  Escrow Accounts                                              282
     Funding of Escrow Accounts                                282
     Payments out of the Mandatory Redemption Escrow Account   282
     Payments out of the Existing Performance Bond Escrow
      Account                                                  283
     Security                                                  284
  Redemption                                                   284
     Mandatory Redemption                                      284
     Optional Redemption of the Senior Notes and the Junior
      Notes in Whole                                           284
     Optional Clean-Up Redemption of the Junior Notes          284
     Redemption upon Changes in Withholding Taxes              284
     Optional Payment of Redemption Amounts in British
      Pounds Sterling                                          285
     Payments With Respect to Partial Redemptions              285
  Payment Blockage Provisions                                  285
  Certain Covenants                                            286
     Affirmative Financial Covenants Applicable to the
      Senior Notes                                             286
     Covenants Regarding US Core Businesses                    288
     Change of Control                                         288
     Asset Sales                                               288
     Restricted Payments                                       289
       Issuer and Non US Subsidiaries                          289
       US Subsidiaries                                         290
       Exceptions Applicable to the Issuer, Non-US
        Subsidiaries and US Subsidiaries                       291
     Purchase and Cancellation of Notes                        292
     Acquisitions                                              292

PART IX -- DESCRIPTION OF THE NOTES, THE GUARANTEES AND
THE SECURITY TRUST AND INTERCREDITOR DEED

--------------------------------------------------------------------------------

                                                              Page
                                                              ----
     Indebtedness and Preferred Stock                          292
     Derivative Transactions                                   293
     Liens                                                     293
     Dividend and Other Payment Restrictions Affecting
      Subsidiaries                                             293
     Merger, Consolidation or Sale of Assets                   294
     Transactions with Affiliates                              296
     Sale and Leaseback Transactions                           298
     Limitation on Issuances and Sales of Equity Interests
      in Subsidiaries                                          298
     Guarantor Coverage Requirements                           299
     Requirements with respect to Additional Guarantors        301
     Release of Guarantees and Collateral                      304
     Limitations on Issuances of Guarantees of Indebtedness    304
     Restrictions on Amendments                                304
     Business Activities                                       304
     Payments for Consent                                      304
     SEC Reports; Other Information                            305
     Impairment of Security Interests                          307
     Use of Intellectual Property                              307
     New Patent Applications                                   307
     Assignment of Patents                                     307
     UK and US IP SPVs                                         307
     Listing                                                   307
     Additional Covenants                                      308
  Governing Law                                                308
  Currency Indemnity                                           308
  Certain Definitions                                          308
  Events of Default                                            340
  Remedies Applicable to the Senior Notes                      343
  Remedies Applicable to the Junior Notes                      345
  Form of Notes                                                347
     Payments on the Global Notes                              348
  Information regarding DTC, Euroclear and Clearstream,        349
     DTC                                                       349
     Euroclear and Clearstream                                 349
  Global Clearance and Settlement Under the Book-Entry
     System                                                    350
  Secondary Market Trading                                     350
  The Deposit Agreement                                        351
     Redemption                                                351
     Issuance of Definitive Registered Notes and Termination
      of the Deposit Agreement                                 351
     Reports                                                   352
     Action by Depositary                                      352
     Amendment of Deposit Agreement                            352
     Resignation or Removal of Depositary                      352
     Obligations of Depositary                                 352
  Additional Amounts                                           352
  Amendment, Supplement and Waiver                             354
  Notice of Redemption                                         355
  Satisfaction and Discharge                                   356
  Parallel Debt Obligation                                     357
  No Personal Liability of Directors, Officers, Employees
     and Stockholders                                          357
  Concerning the Note Trustees                                 357
  Listing                                                      358
  Consent to Jurisdiction and Service                          358

                         PART IX -- DESCRIPTION OF THE NOTES, THE GUARANTEES AND
                                       THE SECURITY TRUST AND INTERCREDITOR DEED

--------------------------------------------------------------------------------

                                                              Page
                                                              ----
  Notices                                                      358
The Security Trust and Intercreditor Deed                      358
  Brief Description of the Security Trust and Intercreditor
     Deed                                                      358
  Ranking of Secured Obligations and Priorities                359
     Payment Priorities Prior to a Payment Stop Event          359
     Payment Priorities Following a Payment Stop Event         359
  Undertakings                                                 360
     Undertakings of Secured Creditors                         360
     Undertakings of the Obligors                              360
     Undertakings of the Intra-Group Borrowers                 360
     Undertakings of the Intra-Group Creditors                 361
     Prepayment, Redemption and Grant of Security for Notes    361
     Permitted Payments                                        362
     Standstill Notice                                         362
     Standstill Period and Payments from Escrow Accounts       362
  Effect of Payment Stop Event and Standstill Period           363
  Action and Enforcement Action                                363
     The Holders of the Junior Notes: Permitted Action         363
     The Holders of the Senior Notes: Permitted Action         363
     New Bonding Facility Agreement: Permitted Action          364
     The Debt Representatives: Permitted Action on an
      Insolvency Event                                         364
     Intra-Group Creditors: No Enforcement Action              364
  Amendments, Consents and Waivers                             364
  Release of Transaction Security on Discharge of Secured
     Obligations                                               366
  Release of Transaction Security in Connection with
     Permitted Disposals                                       366
  Governing Law                                                367
  Certain Definitions Applicable to the Security Trust and
     Intercreditor Deed                                        367

PART IX -- DESCRIPTION OF THE NOTES, THE GUARANTEES AND
THE SECURITY TRUST AND INTERCREDITOR DEED

--------------------------------------------------------------------------------

INTRODUCTION

The Marconi Corporation plc will issue the Senior Notes under an indenture (the "Senior Note Indenture") among itself, the Guarantors (as defined herein) and Law Debenture Trust Company of New York, as trustee (the "Senior Note Trustee"). The Issuer will issue the Junior Notes under an indenture (the "Junior Note Indenture" and together with the Senior Note Indenture, the "Indentures" and each an "Indenture") among itself, the Guarantors and JPMorgan Chase Bank, as trustee (the "Junior Note Trustee", and, together with the Senior Note Trustee, the "Note Trustees" and each a "Note Trustee").

The terms of the Notes will include those stated in the applicable Indenture and those made part of such Indenture by reference to the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Certain defined terms relating to the Senior Notes and the Junior Notes are set forth under the caption "Description of the Notes -- Certain Definitions". Certain defined terms used herein but not defined below have the meanings assigned to them in the applicable Indenture.

Depending on the elections made by Scheme Creditors pursuant to the Restructuring, the Issuer will issue the Senior Notes initially in the form of Euro Senior Notes and/or Dollar Senior Notes and, if both Euro Senior Notes and Dollar Senior Notes are initially issued, Convertible Euro Senior Notes. The Convertible Euro Senior Notes, if any, will be exchangeable into either Dollar Senior Notes or Euro Senior Notes at the election of the holder thereof. Pursuant to the Escrow and Distribution Agreement, the holder of the Convertible Euro Senior Notes will exchange such Notes for either Dollar Senior Notes or Euro Senior Notes prior to the distribution of such Notes to Scheme Creditors and after giving effect to valid elections of Scheme Creditors to whom such Notes are distributed. A global security representing an interest of 100 per cent. of the Convertible Euro Senior Notes, if any, a global security representing an interest of 100 per cent. of the Dollar Senior Notes, if any, a global security representing an interest of 100 per cent. of the Euro Senior Notes, and a global security representing an interest of 100 per cent. of the Junior Notes, will each be deposited on the Issue Date with The Bank of New York, as depositary (the "Depositary"). The global securities will be deposited when each Series of Notes is issued, will be in bearer form and will not have coupons for payment attached. The Bank of New York will hold the global securities on behalf of The Depository Trust Company ("DTC"), Euroclear Bank S.A./NV, ("Euroclear") and/or Clearstream Banking, societe anonyme ("Clearstream"), their successors or their nominees. Each of the global securities will be held under a single deposit agreement to be dated as of the Issue Date between the Issuer and the Depositary.

The following description is a summary of the material provisions of the Senior Notes, the Junior Notes, the Guarantees of the Notes and the Indentures. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indentures, the Notes and the Guarantees of the Notes. Such instruments, and not this description, will define the rights of the holders of the Notes. Current drafts of the Indentures, the forms of the Notes and the Guarantees thereof will be available for inspection as set forth in paragraph 21 of Part X: Additional Information.

BRIEF DESCRIPTION OF THE PROGRAMME

Each Series of Notes (including all Junior PIK Notes) will be issued under the Programme. The first Tranche of each Series will be issued to Regent Escrow Limited as escrow trustee under the Schemes and individual entitlements to each Series (other than the Convertible Euro Senior Notes) will be transferred by The Bank of New York as distribution agent on behalf of the escrow trustee to entitled Scheme Creditors and Designated Recipients pursuant to the Schemes.

FURTHER ISSUES OF DOLLAR SENIOR NOTES AND EURO SENIOR NOTES

If any Convertible Euro Senior Notes are issued, subsequent Tranches of Dollar Senior Notes and Euro Senior Notes will be issued upon conversion by Regent Escrow Limited of the Convertible Euro Senior Notes. The Senior Notes so issued will be identified in the applicable Pricing Supplement which will be attached to the global security representing the relevant Series upon issue. Upon each conversion, the principal amount of the global security representing the Convertible Euro Senior Notes will be reduced by the amount converted and the principal amount of the global security representing the Dollar Senior Notes or, as the case may be, the Euro Senior Notes into which the relevant Convertible Euro Senior Notes were converted will be increased by the amount converted.

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FURTHER ISSUES OF JUNIOR NOTES

Subsequent Tranches of Junior Notes (in the form of Junior PIK Notes) may be issued if and when the Issuer determines in accordance with the provisions of the Junior Notes to pay interest in Junior PIK Notes. The Junior PIK Notes so issued will be identified in the applicable Pricing Supplement which will be attached to the global security representing the relevant Series upon issue. Upon each such issue, the principal amount of the global security representing the Junior Notes will be increased by the amount of Junior PIK Notes so issued.

FORM OF APPLICABLE PRICING SUPPLEMENT

Each Pricing Supplement issued under the Programme will identify the Tranche number and Series (i.e. Convertible Euro Senior Notes, Dollar Senior Notes, Euro Senior Notes or Junior Notes, as the case may be) of Notes to be issued, the principal amount of the relevant Tranche and the issue date of the relevant Tranche. Notes of a Tranche forming part of an existing Series will be consolidated and form a single series with that Series from the issue date identified in the applicable Pricing Supplement. Each Pricing Supplement will constitute an application to admit the Notes of the relevant Tranche to the Official List and to trading on the London Stock Exchange's market for listed securities.

BRIEF DESCRIPTION OF THE TERMS OF THE NOTES AND THE GUARANTEES THEREOF

BRIEF DESCRIPTION OF THE SENIOR NOTES

The Senior Notes will:

      -  be direct secured obligations of the Issuer;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Issuer, and effectively senior to such indebtedness to the extent of the value of the security provided by the Issuer in respect of the Senior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the Issuer that is expressly subordinated to the Senior Notes, and, as a result of the terms of the Security Trust and Intercreditor Deed, effectively senior in right of payment to the Junior Notes except (save in certain circumstances) as to amounts standing to the credit of the Mandatory Redemption Escrow Account;

      - effectively rank junior in right of payment to all external liabilities of Subsidiaries of the Issuer that are not Guarantors of the Senior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the obligations of the Issuer under the New Bonding Facility Agreement; and

      -  be guaranteed by each Guarantor.

BRIEF DESCRIPTION OF THE JUNIOR NOTES

The Junior Notes will:

      -  be direct secured obligations of the Issuer;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Issuer, and effectively senior to such indebtedness to the extent of the value of the security provided by the Issuer in respect of the Junior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the Issuer that is expressly subordinated to the Junior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the Senior Notes except (save in certain circumstances) as to amounts standing to the credit of the Mandatory Redemption Escrow Account;

      - effectively rank junior in right of payment to all external liabilities of Subsidiaries of the Issuer that are not Guarantors of the Junior Notes;

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      -  effectively rank, as a result of the terms of the Security Trust and
         Intercreditor Deed, junior in right of payment to the obligations of the Issuer under the New Bonding Facility Agreement; and

      -  be guaranteed by each Guarantor.

BRIEF DESCRIPTION OF THE GUARANTEES OF THE NOTES

Each Guarantee of the Senior Notes issued pursuant to the Senior Note Indenture will:

      - be a guarantee of the obligations of the Issuer in respect of the Senior Notes;

      - be a direct secured obligation of the relevant Guarantor, except as described below;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the relevant Guarantor, and effectively senior to such indebtedness to the extent of the value of the security provided by the relevant Guarantor in respect of its Guarantee of the Senior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the relevant Guarantor that is expressly subordinated to such Guarantor's Guarantee of the Senior Notes, and, as a result of the terms of the Security Trust and Intercreditor Deed, effectively senior in right of payment to its Guarantee of the Junior Notes;

      - effectively rank junior to all external liabilities of Subsidiaries of such Guarantor that are not Guarantors of the Senior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to the obligations of such Guarantor under the New Bonding Facility Agreement; and

      - be fully and unconditionally released upon the disposal of all of the equity interests in the relevant Guarantor in accordance with the covenant regarding Asset Sales described below.

Marconi Communications Telemulti Ltda, which is a Brazilian company that will neither Guarantee the Senior Notes nor provide any Transaction Security but the quotas (equity interests) in which will be pledged as Transaction Security by its parent company, will be deemed to be a Guarantor for purposes of the covenants in the Senior Notes and the Senior Note Indenture. In addition, as described in Part X: Additional Information, each Guarantor as of the Issue Date that is incorporated in the Netherlands, Switzerland, Mexico or Guernsey will provide security limited to a pledge over its shares, if any, in any other Guarantors. Furthermore, subject to compliance with the requirements set forth under the captions "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements" and "-- Requirements with respect to Additional Guarantors", entities that become Additional Guarantors of the Senior Notes in the future may in some cases not be required to provide Transaction Security, in which case their obligations under their Guarantee of the Senior Notes will not be secured.

Each Guarantee of the Junior Notes issued pursuant to the Junior Note Indenture will:

      - be a guarantee of the obligations of the Issuer in respect of the Junior Notes;

      - be a direct secured obligation of the relevant Guarantor, except as described below;

      - rank at least pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the relevant Guarantor, and effectively senior to such indebtedness to the extent of the value of the security provided by the relevant Guarantor in respect of its Guarantee of the Junior Notes;

      - rank senior in right of payment to all existing and future indebtedness of the relevant Guarantor that is expressly subordinated to such Guarantor's Guarantee of the Junior Notes;

      - effectively rank junior in right of payment to all external liabilities of Subsidiaries of the relevant Guarantor that are not Guarantors of the Junior Notes;

      - effectively rank, as a result of the terms of the Security Trust and Intercreditor Deed, junior in right of payment to such Guarantor's Guarantee of the Senior Notes;

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      -  effectively rank, as a result of the terms of the Security Trust and
         Intercreditor Deed, junior in right of payment to the obligations of such Guarantor under the New Bonding Facility Agreement; and

      - be fully and unconditionally released upon the disposal of all of the equity interests in the relevant Guarantor in accordance with the covenant regarding Asset Sales described below.

Marconi Communications Telemulti Ltda, which will neither Guarantee the Junior Notes nor provide any Transaction Security but the quotas (equity interests) in which will be pledged as Transaction Security by its parent company, will be deemed to be a Guarantor for purposes of the covenants in the Junior Notes and the Junior Note Indenture. In addition, as described in Part X: Additional Information, each Guarantor as of the Issue Date that is incorporated in the Netherlands, Switzerland, Mexico or Guernsey will provide security limited to a pledge over its shares, if any, in any other Guarantors. Furthermore, subject to compliance with the requirements set forth under the captions "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements" and "-- Requirements with respect to Additional Guarantors", entities that become Additional Guarantors of the Junior Notes in the future may in some cases not be required to provide Transaction Security, in which case their obligations under their Guarantee of the Junior Notes will not be secured.

DESCRIPTION OF THE INITIAL TRANSACTION SECURITY AND THE INITIAL SECURITY
DOCUMENTS

The Issuer and the Guarantors will enter into the Initial Security Documents no later than the Issue Date to secure their respective obligations under the Senior Notes, the Senior Note Indenture, the Junior Notes, the Junior Note Indenture and the Guarantees of the Notes, as well as the obligations of the Issuer and its Subsidiaries under the New Bonding Facility Agreement and the other Secured Obligations. The Guarantors as of the Issue Date will be organised or incorporated under the laws of England and Wales, the Republic of Ireland, Italy, Germany, the State of Delaware (United States of America), Mexico, Switzerland, the Netherlands, Brazil, Australia, Hong Kong and Guernsey. Pursuant to the Initial Security Documents, the Issuer and the Guarantors will grant to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, security interests over the Initial Transaction Security. The Issuer will also grant to the Security Trustee an assignment by way of security of the Escrow Accounts established pursuant to the Escrow Agreement in order to secure its obligations under the Senior Notes, the Senior Note Indenture, the Junior Notes and the Junior Note Indenture. The security interests over the Initial Transaction Security, as well as any other Transaction Security that is granted in the future, will also secure the obligations of the Issuer and the Guarantors under certain other existing and future obligations of those parties described in, and subject to the ranking, subordination and payment priority provisions set forth under the caption "The Security Trust and Intercreditor Deed".

Upon the occurrence of an Enforcement Event, the Senior Note Trustee may, on behalf of the holders of the Senior Notes (and upon receiving instructions from the requisite percentage of the holders of the Senior Notes will), direct the Security Trustee to take action to enforce the security granted over the Transaction Security pursuant to the Security Documents, subject to the terms and conditions of the Security Trust and Intercreditor Deed, by any of the following procedures: (1) sale of all or part of the Transaction Security; (2) proceeding in a court of competent jurisdiction for the appointment of a receiver or for the sale of all or any part of the Transaction Security; and/or
(3) foreclosure or any other remedy or proceeding authorised by the Security Documents or by applicable law.

Without the consent of the Senior Note Trustee, the Junior Note Trustee will not, prior to repayment in full of the Senior Notes, have the ability to instruct the Security Trustee to enforce the security interests contained in the Security Documents. See "The Security Trust and Intercreditor Deed" below. The holders of the Junior Notes also will be subject to the payment blockage provisions described under the caption "Description of the Notes -- Events of Default -- Remedies Applicable to the Junior Notes".

Except as may be required by applicable law or by an order of a court of competent jurisdiction, the proceeds from any realization of the security granted over the Transaction Security pursuant to the Security Documents will be applied by the Security Trustee in the manner required by the Security Trust and Intercreditor Deed, which is described below under the caption "The Security Trust and Intercreditor Deed".

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The following is a brief description of the Initial Transaction Security provided to secure the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Senior Notes, the Junior Notes, the Guarantees thereof and the obligations of the Issuer and the Guarantors to the other Secured Creditors.

Pledge of Shares of Specified Subsidiaries. The Issuer and the Guarantors will pledge all or substantially all of the Equity Interests of the Guarantors (including the IPR SPVs) owned by them to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

Mortgages on Real Property. The Issuer and the Guarantors will grant first ranking (to the extent possible and where there is real property situated in that jurisdiction) fixed security over all or substantially all of their key freehold and leasehold properties (determined by reference to whether such property is key to the business of the Group as a whole) in the United Kingdom, the United States (other than the Pittsburgh Facility, on which the security shall be second ranking), the Republic of Ireland, Australia and Italy to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

UK Owned Patents. On or prior to the Issue Date, the Issuer and the UK IP Opcos will assign all of their legal and beneficial title to Patents to the UK IPR Co. The parent company of the UK IPR Co will pledge all of the Equity Interests in the UK IPR Co to the Security Trustee, as described above. The UK IPR Co will also guarantee the Notes and grant a floating charge over all the right, title and interest in all its assets, properties and rights (including its Patents) to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

German Owned Intellectual Property. The German IP Guarantor will transfer by way of security all its right, title and interest in its Intellectual Property to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

US Owned Patents. On or prior to the Issue Date, the US IP Opcos will assign all of their legal and beneficial title in Patents to (i) in the case of Patents used or useful in the US Core Businesses, the Ringfenced IPR Co and (ii) in the case of other Patents owned by the US IP Opcos, the US IPR Co. The parent companies of the US IPR Co and the Ringfenced IPR Co will pledge all of the Equity Interests in US IPR Co and the Ringfenced IPR Co to the Security Trustee. Each of the US IPR Co and the Ringfenced IPR Co will grant in favour of the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, a security interest in its assets (including its Patents) by way of a security agreement together with any appropriate Uniform Commercial Code (Article 9) and United States Patent and Trademark Office filings.

Other Assets. The Issuer and each Guarantor organized or incorporated in England, the Republic of Ireland, Australia, Hong Kong, or any state of the United States will grant fixed and floating charges (or similar types of security) over all or substantially all of its assets (including Intellectual Property) to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors. Intellectual Property will be covered by a floating charge to the extent legally possible over the assets of the Issuer and each Guarantor.

The Guarantors organized or incorporated in Germany and Italy will grant (to the extent legally possible) a first priority and exclusive security interest in or will transfer by way of security, all their right, title and interest in certain material assets, including accounts receivable, bank accounts and certain moveables, to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

Escrow Accounts. The Issuer will grant an assignment by way of security of the Escrow Accounts to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors.

Limitations on Guarantees of the Notes and Transaction Security. The obligations of each Guarantor under its Guarantee of the Notes, and the related Security Documents, will be limited under the relevant laws applicable to such Guarantor and the granting of such Guarantees and/or security (including laws relating to corporate benefit, capital preservation, financial assistance, fraudulent conveyances and transfers or transactions under value) to the maximum amount payable or secured such that such Guarantees or security will not constitute a fraudulent conveyance, fraudulent transfer or a transaction under value, or otherwise cause the Guarantor to be insolvent under relevant law or such Guarantees or security to be void or unenforceable or cause the directors
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Guarantor to be held in breach of applicable corporate or commercial law for providing such Guarantee or security. Such limitations will be set forth in the Security Trust and Intercreditor Deed and will be incorporated into the Guarantees of the Secured Obligations. For further information see Part II: Risk Factors.

OTHER PROVISIONS RELATING TO THE TRANSACTION SECURITY AND THE SECURITY DOCUMENTS

Prior to an Event of Default, the Indentures will permit the dispositions of Transaction Security in accordance with the Security Trust and Intercreditor Deed and in accordance with, to the extent applicable, or otherwise in compliance with, the Asset Sale covenants in the Indentures.

In connection with the security arrangements in respect of the Notes, the Indentures will provide that the Issuer will not, and will not permit any of its Subsidiaries to, take or omit to take any action that could reasonably be expected to have the effect of adversely affecting the security granted over the Transaction Security pursuant to the Security Documents (but not the assets constituting the Transaction Security, unless otherwise required under the terms of the Indentures) to the Security Trustee on behalf of, inter alia, the Note Trustees for the benefit of the holders of the Notes, as described under the caption "Description of the Notes -- Certain Covenants -- Impairment of Security Interests". In addition, the Indentures will provide that the Issuer will, and will cause each of its Subsidiaries to, comply with all covenants and agreements contained in the Security Documents and the Security Trust and Intercreditor Deed the failure to comply with which would have a material adverse effect on the Liens created thereby.

Any future Subsidiary of the Issuer that is required to Guarantee the Notes pursuant to the covenant described under the caption "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements" or that otherwise Guarantees the Notes will be required to provide security for its obligations under the Guarantees of the Notes over such of its assets as are specified, and in accordance with the principles set forth, under the caption "Description of the Notes -- Certain Covenants -- Requirements with respect to Additional Guarantors".

The Transaction Security will not include the Equity Interests in or properties or assets of certain Subsidiaries of the Issuer that on the Issue Date are not material. There can be no assurance that the proceeds of the sale or other realization of the Transaction Security will be sufficient to satisfy the payments due on either Tranche of the Notes.

Each Indenture provides that each holder of a Note, by its acceptance thereof, is deemed to have consented and agreed to the terms of the Security Documents and the Security Trust and Intercreditor Deed (including, without limitation, the provisions providing for foreclosure and release of the Transaction Security, as the same may be in effect or may be amended from time to time in accordance with their terms) and is deemed to authorise and direct (i) the Note Trustee, who shall in turn be authorized to instruct the Security Trustee, with respect to each of the Security Documents to which it is a party and the Security Trust and Intercreditor Deed, and (ii) the applicable Note Trustee, with respect to the Security Trust and Intercreditor Deed, to perform their respective obligations and exercise their respective rights thereunder in accordance therewith.

DESCRIPTION OF THE NOTES

PRINCIPAL, MATURITY AND INTEREST OF THE SENIOR NOTES

Depending on the elections made by Scheme Creditors pursuant to the Restructuring, the Issuer will issue the Senior Notes initially in the form of Euro Senior Notes and/or Dollar Senior Notes and, if both Euro Senior Notes and Dollar Senior Notes are initially issued, Convertible Euro Senior Notes. The Sterling Equivalent of the aggregate principal amount of any and all Euro Senior Notes, Convertible Euro Senior Notes and Dollar Senior Notes as of the Issue Date shall be equal to L450 million. The Convertible Euro Senior Notes, if any, will be exchangeable into either Dollar Senior Notes or Euro Senior Notes at the election of the holder thereof. Pursuant to the Escrow and Distribution Agreement, the holder of the Convertible Euro Senior Notes will exchange such Notes for either Dollar Senior Notes or Euro Senior Notes prior to the distribution of such Notes to Scheme Creditors and after giving effect to valid elections of Scheme Creditors to whom such Notes are distributed. The Convertible Euro Senior Notes, if any, and the Euro Senior Notes, if any, shall be issued in denominations of E1.00 and integral multiples thereof. The Dollar Senior Notes, if any, shall be issued in denominations of US$1.00 and integral multiples thereof. The Senior Notes will mature on April 30, 2008 when they will be redeemed in cash at their outstanding principal amount together with any other amounts due thereunder. All

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payments of principal, premium, if any, interest, Additional Amounts, if any, and any other amounts due on the Senior Notes shall be made in the Relevant Currency.

The Senior Notes will accrue interest from the Issue Date (or if interest has already been paid on the Senior Notes, from the most recent Senior Note Interest Payment Date to which interest has been paid), on their outstanding principal amount at the rate of 8 per cent. per annum payable quarterly in arrear on each Senior Note Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any Senior Note Interest Period comprises two or more Senior Note Interest Accrual Periods, the amount of interest payable in respect of such Senior Note Interest Period will be the sum of the amounts of interest payable in respect of each of those Senior Note Interest Accrual Periods. Interest on overdue principal and interest will accrue at the Default Rate.

On the first Senior Note Interest Payment Date, the Issuer shall pay, in addition to accrued interest on the outstanding principal amount of the Senior Notes, an amount per Senior Note in the Relevant Currency equal to the amount of interest that would have accrued on such Senior Note if the principal amount of such Senior Note as of the Issue Date had been outstanding for the period from and including 1 May 2003 to but excluding the Issue Date, using an interest rate of 8 per cent. per annum and computed on the basis of a 360-day year of twelve 30-day months.

In certain circumstances, the Issuer may be required to pay Additional Amounts on the Senior Notes as described below under the caption "-- Additional Amounts".

In the event that any date for the payment of principal, premium, if any, interest or Additional Amounts, if any, on the Senior Notes is not a Business Day, such payment may be made on the next succeeding day that is a Business Day, and, other than with respect to any payment of principal or premium, if any (in which case interest shall accrue), no interest shall accrue or be payable on any such payment as a result of any such delay.

PRINCIPAL, MATURITY AND INTEREST OF THE JUNIOR NOTES

The Junior Notes will be denominated in US dollars in an initial aggregate principal amount of US$300 million plus the Dollar Equivalent of L117,270,000, unless the cash element of the distribution to the Issuer's Scheme Creditors pursuant to the Restructuring is increased by the Net Proceeds of any Asset Sales (in which event the initial aggregate principal amount of the Junior Notes will be decreased by 10/11ths of the sterling amount by which the cash element is increased (such calculation to reduce the L117,270,000 figure referred to above)). The Junior Notes shall be issued in denominations of US$1.00 and integral multiples thereof. The Junior Notes will mature on October 31, 2008 when they will be redeemed in cash at their outstanding principal amount together with any other amounts due thereunder. All payments of principal, premium, if any, interest, Additional Amounts, if any and any other amounts due on the Junior Notes shall be made in the Relevant Currency.

The Junior Notes will accrue interest from the Issue Date (or if interest has already been paid on the Junior Notes, from the most recent Junior Note Interest Payment Date to which interest has been paid) on their outstanding principal amount at the applicable Junior Note Interest Rate payable quarterly in arrear on each Junior Note Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any Junior Note Interest Period comprises two or more Junior Note Interest Accrual Periods, the amount of interest payable in respect of such Junior Note Interest Period will be the sum of the amounts of interest payable in respect of each of those Junior Note Interest Accrual Periods. Interest on overdue principal and interest will accrue at the Default Rate.

Subject to the following paragraph, the Issuer may, by giving written notice to the Junior Note Trustee, the holders of Junior Notes and the Paying Agent not less than 15 days prior to a Junior Note Interest Payment Date, elect to pay all (and not only some) of the interest (and any Additional Amounts) due on such Junior Note Interest Payment Date in Junior PIK Notes. Any such Junior PIK Notes will, immediately upon their issue, be consolidated and form a single series with the Junior Notes then in issue.

The Issuer may not elect to pay interest (or any Additional Amounts) due on the final maturity date of the Junior Notes in Junior PIK Notes and shall pay all such sums in cash. In the circumstances described below under the caption "Description of the Notes -- Payment Blockage Provisions", the Issuer shall be obliged to pay interest (and any Additional Amounts) due in respect of any Junior Note Interest Period in Junior PIK Notes and not in cash.

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Junior PIK Notes will be deemed for all purposes to be issued on the date on which the interest being paid by the issue of the Junior PIK Notes is due. Interest on the Junior PIK Notes will accrue from their issue date at the applicable Junior Note Interest Rate.

On the first Junior Note Interest Payment Date, the Issuer shall pay, in addition to accrued interest on the outstanding principal amount of the Junior Notes, an amount per Junior Note in the Relevant Currency equal to the amount of interest that would have accrued on such Junior Note if the principal amount of such Junior Note as of the Issue Date had been outstanding for the period from and including 1 May 2003 to but excluding the Issue Date, using the Junior Note Interest Rate applicable to the first Junior Note Interest Period and computed on the basis of a 360-day year of twelve 30-day months. If the Issuer elects to pay accrued interest on the Junior Notes that is due on the first Junior Note Interest Payment Date in cash, the Issuer shall pay such amount in cash; otherwise the Issuer shall pay such amount in the form of Junior PIK Notes.

In certain circumstances, the Issuer may be required to pay Additional Amounts on the Junior Notes as described below under the caption "Additional Amounts".

In the event that any date for the payment of principal, premium, if any, interest or Additional Amounts, if any, on the Junior Notes is not a Business Day, such payment may be made on the next succeeding day that is a Business Day, and, other than with respect to any payment of principal or premium, if any (in which case interest shall accrue), no interest shall accrue or be payable on any such payment as a result of any such delay.

ESCROW ACCOUNTS

The Issuer will enter into the Escrow Agreement with, among others, the Security Trustee in order to (i) fund the mandatory redemption of some or all of the Notes and (ii) satisfy certain of its obligations under Existing Performance Bonds. Under the terms of the Escrow Agreement, the Issuer will establish the Mandatory Redemption Escrow Account and the Existing Performance Bond Escrow Account.

Funding of Escrow Accounts. The Issuer, notifying the Security Trustee of the same, shall deposit or cause to be deposited all of the following into the Mandatory Redemption Escrow Account:

(1) all Cash Collateral Releases, other than Cash Collateral Releases required to be delivered to the New Bonding Facility Security Trustee as described below; and

(2) all Net Proceeds of Asset Sales and all Liquidation Proceeds (in each case other than Excluded Asset Sale and Liquidation Proceeds), to the extent required by the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Asset Sales".

On the Issue Date, the Issuer shall deposit or cause to be deposited into the Existing Performance Bond Escrow Account an amount of not less than L41.86 million (or the Sterling Equivalent), to be applied in the manner described below under the caption "-- Escrow Accounts -- Payments out of the Existing Performance Bond Escrow Account".

The Issuer shall transfer or cause to be transferred to the New Bonding Facility Security Trustee all Cash Collateral Releases (other than Cash Collateral Releases described in clause (1) of the definition thereof), until the aggregate of all such Cash Collateral Releases, including all amounts transferred from the Existing Performance Bond Escrow Account to the New Bonding Facility Security Trustee (including all interest earned on such amounts), is equal to the New Bonding Facility Funding Amount.

If at any time at which any Junior Notes or Senior Notes remain outstanding the amount transferred to the New Bonding Facility Security Trustee to be held as collateral under the New Bonding Facility Agreement, whether pursuant to Cash Collateral Releases or otherwise (including all interest earned on all such amounts), exceeds the lesser of (i) L50 million (or the Sterling Equivalent) or
(ii) the aggregate facility limit then in effect under the New Bonding Facility Agreement, the New Bonding Facility Security Trustee will, within three (3) Business Days, transfer the amount of such excess to the Mandatory Redemption Escrow Account.

Payments out of the Mandatory Redemption Escrow Account. If at any time the balance standing to the credit of the Mandatory Redemption Escrow Account is equal to or greater than the lesser of (1) L20 million (or the Sterling Equivalent), (2) in the event that Junior Notes are outstanding at a time when Junior Notes may be redeemed as described in clause (i) below, an amount sufficient to redeem all outstanding Junior Notes at the

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redemption price specified below (as certified by the Issuer to the Security
Trustee) or (3) in the event that no Junior Notes are outstanding, an amount sufficient to redeem all outstanding Senior Notes at the redemption price specified below (as certified by the Issuer to the Security Trustee), upon notification being given to the Senior Note Trustee, the Junior Note Trustee, any Registrar and the Paying Agent, the Issuer shall, within five (5) London Business Days, cause a notice of redemption to be given to the holders of Notes required to be redeemed (with a copy to the Security Trustee) and the Security Trustee shall instruct the Escrow Bank to transfer an amount equal to the lesser of (a) the balance then standing to the credit of the Mandatory Redemption Escrow Account and (b) the amount specified in clause (2) or (3) above, as applicable, to such account(s) as the Security Trustee (acting on the instructions of the relevant Note Trustee) may direct in order for such moneys to be applied on the redemption date specified in such notice (which redemption date shall be not less than ten (10) but not more than fifteen (15) London Business Days after such notice of redemption is given) to (i) so long as no Payment Stop Event has occurred and is continuing and no Standstill Period (as defined below) is in effect, redeem outstanding Junior Notes for cash or (ii) in the event that no Junior Notes remain outstanding, redeem outstanding Senior Notes for cash.

Notwithstanding the foregoing, (1) any outstanding balance in the Mandatory Redemption Escrow Account on the first day of any Standstill Period, provided that on the preceding day no Standstill Period was in effect, shall be applied to redeem outstanding Junior Notes, if any, in accordance with the procedures described in the preceding paragraph, (2) subject to and after giving effect to the payment described in clause (1) of this sentence, following the occurrence of a Payment Stop Event and while it is continuing, any outstanding balance in the Mandatory Redemption Escrow Account in excess of L2.5 million shall be applied to redeem outstanding Senior Notes in accordance with the procedures described in the preceding paragraph and (3) subject to and after giving effect to the payment described in clause (1) of this sentence, in the event that any Junior Notes remain outstanding and a Standstill Period is in effect but no Payment Stop Event has occurred and is continuing, then neither Senior Notes nor Junior Notes shall be redeemed pursuant to the preceding paragraph.

Any such redemption shall be at a redemption price in cash of 110 per cent. of the outstanding principal amount of the Junior Notes or the Senior Notes, as the case may be, plus in each case accrued and unpaid interest thereon and Additional Amounts in respect thereof, if any, to the date of redemption.

Payments out of the Existing Performance Bond Escrow Account. Under the terms of the Escrow Agreement, the Security Trustee shall at any time prior to the first anniversary of the Issue Date and promptly following receipt of a certificate from the Issuer certifying such release, release and transfer an amount or amounts in cash specified by the Issuer from the Existing Performance Bond Escrow Account (1) first, to any bank, insurance company or other financial institution (as certified in such certificate) that has issued an Existing Performance Bond and has made a valid demand, pursuant to an enforceable right, for cash collateral pursuant to such Existing Performance Bond (or any related instrument or document), which amount of cash shall be used to collateralize the obligations of the Issuer or any of its Subsidiaries in relation to such Existing Performance Bond or (2) second, in the event that the aggregate amount standing to the credit of the Existing Performance Bond Escrow Account is in excess of the amount needed to satisfy the obligations of the Issuer and its Subsidiaries under the Existing Performance Bonds, as determined in good faith by the Issuer (the amount of such excess being the "Excess Amount"), (a) first, to the New Bonding Facility Security Trustee, in an amount that is certified by the New Bonding Facility Security Trustee to the Security Trustee as being, together with all other Cash Collateral Releases transferred to the New Bonding Facility Security Trustee since the Issue Date (together with all interest earned on such transferred amounts), equal to the New Bonding Facility Funding Amount and (b) second, to the extent of any Excess Amount remaining after giving effect to clause (a) above, to the Mandatory Redemption Escrow Account (which shall be applied in the manner described under the caption "Description of the Notes -- Escrow Accounts -- Payments out of the Mandatory Redemption Escrow Account").

On the first anniversary of the Issue Date, the Security Trustee shall transfer all amounts remaining in the Existing Performance Bond Escrow Account to (a) first to the New Bonding Facility Security Trustee, in an amount that is certified by the New Bonding Facility Security Trustee to the Security Trustee as being, together with all other Cash Collateral Releases transferred to the New Bonding Facility Security Trustee since the Issue Date (together with all interest earned on such transferred amounts), equal to the New Bonding Facility Funding Amount and (b) second, to the extent of any amount remaining after giving effect to clause (a) above, to the Mandatory Redemption Escrow Account (to be applied in the manner described above under the caption

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"Description of the Notes -- Escrow Accounts -- Payments out of the Mandatory
Redemption Escrow Account").

Security. The Issuer shall grant an assignment by way of security of the Escrow Accounts to the Security Trustee, on behalf of the Note Trustees (for the holders of the Notes) and the other Secured Creditors, as described under the caption "Description of the Initial Transaction Security and Initial Security Documents" above. If such security interests become enforceable, any amounts realized upon such enforcement shall be applied in the manner required under the Security Trust and Intercreditor Deed, which is described below under the caption "The Security Trust and Intercreditor Deed".

REDEMPTION

Mandatory Redemption. Junior Notes and/or Senior Notes must be redeemed in whole or in part using certain Cash Collateral Releases, certain Liquidation Proceeds and the Net Proceeds of certain Asset Sales, in the circumstances described under the caption "Description of the Notes -- Escrow Accounts" above, in each case at a redemption price in cash of 110 per cent. of their outstanding principal amount, plus accrued and unpaid interest thereon and Additional Amounts in respect thereof, if any, to the date of redemption and upon notice (which notice will be irrevocable) of not less than ten (10) but not more than fifteen (15) London Business Days.

Senior Notes and Junior Notes must also be redeemed upon a Change of Control in accordance with the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Change of Control" or upon a merger, consolidation or reorganization of the Issuer with any Person, or a sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, in each case in accordance with the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" below. In such cases, notice of redemption shall be given in accordance with the applicable covenant set forth below.

Optional Redemption of the Senior Notes and the Junior Notes in Whole. The Senior Notes and the Junior Notes may be redeemed in whole (but not in part) at the option of the Issuer at any time upon not less than 30 days' but not more than 60 days' notice (which notice will be irrevocable) at a redemption price in cash equal to the applicable Optional Redemption Price for such Notes, provided that the Issuer may only redeem the Senior Notes and the Junior Notes if the Issuer simultaneously redeems all outstanding Senior Notes and Junior Notes in accordance with the provisions of the applicable Note Indentures.

Optional Clean-Up Redemption of the Junior Notes. Junior Notes may be redeemed in whole (but not in part) at the option of the Issuer at any time upon not less than 30 days' but not more than 60 days' notice (which notice will be irrevocable), in cash at the Optional Redemption Price, if at any time (other than during a Standstill Period or at a time when a Payment Stop Event has occurred and is continuing) the aggregate principal amount of the then outstanding Junior Notes is less than 10 per cent. of the aggregate principal amount of the Junior Notes issued on the Issue Date.

Redemption upon Changes in Withholding Taxes. The Issuer at its option may at any time redeem all, but not less than all, of the Senior Notes or the Junior Notes, as applicable, (or, in the event that the Senior Notes or Junior Notes are in the form of Definitive Registered Notes (as defined in "Description of the Notes -- Form of Notes"), all, but not less than all, of the affected Senior Notes or Junior Notes, as applicable) in cash at 100 per cent. of the principal amount of such Notes, plus any accrued and unpaid interest thereon and Additional Amounts, if any, to the Repayment Date, upon not less than 30 nor more than 60 days' notice (which notice will be irrevocable). This right of redemption applies only if, as a result of any amendment to, or change in, the laws (including any regulations or rulings thereunder) of the United Kingdom (including any European Union law or directive that has the effect of law in the United Kingdom) or any other jurisdiction in which the Issuer is organized, engaged in business, resident for Tax purposes or generally subject to Tax, or any political subdivision or Taxing Authority of or in any of the foregoing (any of the aforementioned being a "Taxing Jurisdiction"), or any amendment to or change in any official position concerning the administration, application or interpretations of such laws or regulations (including a judgment by a court of competent jurisdiction), which amendment or change is announced and effective on or after the Issue Date, the Issuer satisfies the applicable Note Trustee immediately before giving any notice referred to above that it has become or will become obligated to pay Additional Amounts (as described under the caption "Additional Amounts") which are more than a de minimis amount (as determined by the Issuer in its reasonable judgment) on the next date on which any amount would be

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payable with respect to such Notes and the Issuer determines in good faith that such obligation cannot be avoided by the use of reasonable measures available to the Issuer (including, without limitation, by changing the jurisdiction from which or through which payments on such Notes are made).

No such notice of redemption may be given earlier than 45 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts were a payment in respect of the Senior Notes or the Junior Notes, as applicable, then due. The Issuer may give such notice only if, at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Immediately prior to giving any notice of redemption described above, the Issuer will deliver to the Senior Note Trustee or Junior Note Trustee, as applicable, (1) an officers' certificate (as specified in the applicable Indenture) stating that the Issuer is entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to elect to redeem have occurred and (2) an opinion of counsel (as specified in the applicable Indenture) qualified under the laws of the relevant Taxing Jurisdiction in form and substance reasonably satisfactory to the relevant Note Trustee to the effect that the Issuer has or will become obligated to pay such Additional Amounts as a result of such amendment or change and that the Issuer cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it. The applicable Note Trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the circumstances referred to above, in which event they shall be conclusive and binding on the holders of the applicable Notes. Notwithstanding the foregoing, the Issuer shall not have the right to redeem the Junior Notes as provided under this caption "Redemption upon Changes in Withholding Taxes" at any time during a Standstill Period or when a Payment Stop Event has occurred and is continuing.

Optional Payment of Redemption Amounts in British Pounds Sterling. In the event of mandatory or optional redemption of the Senior Notes or the Junior Notes, the redemption price to be paid by the Issuer on the applicable Repayment Date for the relevant Notes shall be payable in the currency in which the applicable Notes are denominated (Euro or United States dollars, as the case may be), unless the Issuer elects to make payment in British pounds sterling, which election shall be irrevocable and shall be set forth in the applicable notice of redemption. If the Issuer elects to make payment in British pounds sterling, the amount payable in respect of each relevant Note shall be the Sterling Equivalent of the principal amount of the applicable Note (in Euro or United States dollars, as the case may be) multiplied by the applicable redemption price, multiplied by 1.005 and rounded (if necessary) to the nearest penny (with L0.005 being rounded upwards). Such calculation shall be made by the Issuer. If the Issuer so elects to pay British pounds sterling, the Issuer shall deliver to the Senior Note Trustee or the Junior Note Trustee, as applicable, on the applicable Repayment Date, an officers' certificate of the Issuer stating the amount in British pounds sterling to be paid in respect of each Euro or United States dollar principal amount of the applicable Notes, as the case may be, and stating that such calculation complies with the applicable clause of the applicable Indenture.

Payments With Respect to Partial Redemptions. If less than all of the Notes of a Tranche are to be redeemed at any time, the principal amount of the Notes of such Tranche to be redeemed shall be allocated among all of the Notes of such Tranche at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for redemption, subject to compliance with the requirements of the principal securities exchange on which the Notes of such Tranche are listed, if the Notes of such Tranche are listed on any securities exchange. For purposes of determining the proportionate allocation of redemption amounts among all the Senior Notes, the aggregate principal amount of all Dollar Senior Notes then outstanding, if any, and if there are Euro Senior Notes outstanding, shall be translated into Euro using the Fixed Exchange Rate.

PAYMENT BLOCKAGE PROVISIONS

Subject to, and after giving effect to, the payment described in the immediately succeeding sentence, neither the Issuer nor any Subsidiary of the Issuer may pay principal of, premium (if any) or interest or Additional Amounts (if any) on the Junior Notes, other than interest or Additional Amounts in Junior PIK Notes, and none of them may otherwise purchase, repurchase, redeem or otherwise acquire or retire for value any Junior Notes (collectively, "pay the Junior Notes") if a Payment Stop Event has occurred and is continuing.

If at any time a Standstill Event has occurred, neither the Issuer nor any Subsidiary of the Issuer may pay the Junior Notes (other than, for the avoidance of doubt, the payment of interest and Additional Amounts, if any, on

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the Junior Notes in the form of Junior PIK Notes) during the applicable
Standstill Period; provided, however, that any balance in the Mandatory Redemption Escrow Account on the first day of any Standstill Period, provided that on the preceding day no Standstill Period was in effect, shall be applied to redeem outstanding Junior Notes as described above under the caption "Description of the Notes -- Escrow Accounts -- Payments out of the Mandatory Redemption Escrow Account".

Notwithstanding the provisions described in the immediately preceding paragraph (but subject to the provisions contained in the second preceding and in the immediately succeeding paragraph), unless the holders of the Senior Notes or the Senior Note Trustee have accelerated the maturity of the Senior Notes, the Issuer may resume payments on the Junior Notes after the end of such Standstill Period, including any missed payments. Any payments that would otherwise have been due during the Standstill Period (other than payments of interest and Additional Amounts, if any, on the Junior Notes) will not become due until after the end of such Standstill Period.

No Default that existed or was continuing on the date of the commencement of any Standstill Period with respect to the Senior Notes initiating such Standstill Period shall be, or be made, the basis of the commencement of a subsequent Standstill Period by the Senior Note Trustee, unless such Default shall have been cured or waived for a period of not less than 90 consecutive days. Except as provided in the preceding sentence, there is no limit on the number or frequency of Standstill Periods that may arise.

The Guarantee of the Junior Notes will contain substantially identical provisions relating to each Guarantor's obligations under its Guarantee of the Junior Notes and the Security Trust and Intercreditor Deed will contain substantially identical provisions relating to the obligations of the Issuer and the Guarantors with respect to the Junior Notes and the Guarantee thereof.

If the Issuer fails to make any payment on the Junior Notes when due as a result of the payment blockage provisions following the occurrence of a Payment Stop Event referred to above, such failure would constitute a Default and, after the expiration of any grace period, an Event of Default, under the Junior Note Indenture. See "Events of Default".

If payment of the Junior Notes is accelerated because of an Event of Default, the Issuer shall promptly notify the Junior Note Trustee, the holders of the Junior Notes, the Senior Note Trustee and the holders of the Senior Notes.

If payment of the Senior Notes is accelerated because of an Event of Default, the Issuer shall promptly notify the Senior Note Trustee, the holders of the Senior Notes, the Junior Note Trustee and the holders of the Junior Notes.

CERTAIN COVENANTS

The Senior Note Indenture will contain the covenants set forth below under the caption "-- Affirmative Financial Covenants Applicable to the Senior Notes". The Senior Note Indenture and the Junior Note Indenture each will contain each of the other covenants set forth under this caption "-- Certain Covenants".

Affirmative Financial Covenants Applicable to the Senior Notes

(1) The ratio of (a) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries if on the applicable date specified below any Junior Notes are outstanding) to
       (b) Consolidated Gross Finance Charges of the Issuer and its Subsidiaries (less the Consolidated Gross Finance Charges of the US Parent and its Subsidiaries plus any Consolidated Gross Finance Charges paid or payable to the Issuer and the Non-US Subsidiaries by the US Parent and its Subsidiaries, if on the applicable date specified below any Junior Notes are outstanding) shall, on each

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       date specified below and calculated for the Relevant Period ending on such date, equal or exceed the applicable ratio set out opposite such date:

         Relevant Period ending                                        Ratio
         ----------------------                                        -----
         September 30, 2005                                             2.0
         March 31, 2006                                                 3.0
         September 30, 2006                                             3.0
         March 31, 2007                                                 4.0
         September 30, 2007                                             4.0
         March 31, 2008                                                 4.5

(2) The ratio of (a) Consolidated Indebtedness of the Issuer and its Subsidiaries (less the Consolidated Indebtedness of the US Parent and its Subsidiaries if on the applicable date specified below any Junior Notes are outstanding and in each case excluding the Junior Notes) to (b) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries except for an amount equivalent to any dividends that are paid in cash from the US Parent and its Subsidiaries to the Issuer and the Non-US Subsidiaries if on the applicable date specified below any Junior Notes are outstanding) shall, on each date specified below and calculated using (i) Consolidated Indebtedness of the Issuer and its Subsidiaries (less the Consolidated Indebtedness of the US Parent and its Subsidiaries if on the applicable date specified below any Junior Notes are outstanding and in each case excluding the Junior Notes) on such date and (ii) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries except for an amount equivalent to any dividends that are paid in cash from the US Parent and its Subsidiaries to the Issuer and the Non-US Subsidiaries if on the applicable date specified below any Junior Notes are outstanding) for the Relevant Period ending on such date, not exceed the applicable ratio set out opposite such date:

         Relevant Period ending                                        Ratio
         ----------------------                                        -----
         September 30, 2005                                             7.0
         March 31, 2006                                                 6.0
         September 30, 2006                                             5.5
         March 31, 2007                                                 5.0
         September 30, 2007                                             4.5
         March 31, 2008                                                 4.0

The financial ratios required to be maintained pursuant to paragraphs (1) and
(2) above shall be calculated by dividing the appropriate component by the other component (in each case expressed in whole British pound sterling amounts), carrying the result to two decimal places and rounding the result to one decimal place (with 0.05 being rounded up and 0.04 being rounded down). For purposes of determining compliance with the ratios required to be maintained pursuant to paragraph (2) above, the Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries except for an amount equivalent to any dividends that are paid in cash from the US Parent and its Subsidiaries to the Issuer and the Non-US Subsidiaries if on the applicable date specified above any Junior Notes are outstanding) for the Relevant Period ending September 30, 2005 shall be multiplied by two (2).

As of the end of each fiscal year and each fiscal half year of the Issuer, the Issuer shall deliver, within the applicable time period after the end of each such fiscal year and each such fiscal half year during which a domestic US issuer that is an "accelerated filer" would be required to file annual reports on Form 10-K and quarterly reports on Form 10-Q by the rules and regulations of the SEC from time to time in effect (but in no event later than the applicable date on which the Issuer publicly releases its annual or half year consolidated financial statements for any such period), to the Senior Note Trustee an officers' certificate stating whether or not the Issuer was in compliance, on the last day of such Relevant Period, with the covenants set forth in paragraphs
(1) and (2) above and setting forth the calculations required by the above covenants and the basis upon which such calculations were made.

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Covenants Regarding US Core Businesses.  The Issuer will, no later than the second anniversary of the Issue Date, cause each of the US Core Businesses to be held by a US Core Business Subsidiary or US Core Business Subsidiaries designated as such by the Issuer, provided however that (1) no US Core Business Subsidiary may engage in more than one US Core Business and (2) no US Core Business Subsidiary may be a direct or indirect Subsidiary of any other US Core Business Subsidiary that is not engaged in the same US Core Business.

Prior to the date on which each US Core Business is held by a US Core Business Subsidiary or US Core Business Subsidiaries designated as such by the Issuer, the Issuer will procure that, in the event any US Core Business becomes significantly cash-flow negative (which for this purpose shall mean such US Core Business has negative earnings before interest, taxes, depreciation and amortization over a period of two successive fiscal quarters, taken as a whole, of US$15 million (or the Dollar Equivalent) or more, as determined from the management accounts for such US Core Business prepared on a basis consistent with the preparation of such accounts prior to the Scheme Launch Date), the relevant Subsidiaries take, as soon as reasonably practicable, such commercially reasonable and practicable remedial action as is designed to eliminate or, to the fullest extent commercially reasonable and practicable, reduce any continuing negative operating cash flow condition.

From and after the date on which each US Core Business is held by a US Core Business Subsidiary or US Core Business Subsidiaries designated as such by the Issuer, the Issuer will not, and will not permit any Subsidiary of the Issuer that is not a US Core Business Subsidiary to, make any Investment in any US Core Business Subsidiary and will not permit any US Core Business Subsidiary to make any Investment in any other US Core Business Subsidiary that is not engaged in the same business.

Change of Control. If the Issuer becomes aware of the occurrence of a Change of Control, the Issuer shall within five (5) London Business Days thereof call for redemption, upon not less than 30 but not more than 60 days' notice, and shall redeem, on the date specified in such notice, all outstanding Senior Notes and Junior Notes at a redemption price in cash equal to the applicable Optional Redemption Price for such Notes.

Asset Sales. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(1) the Issuer or such Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value at the time of the Asset Sale of the assets, properties, rights or Equity Interests that are the subject of the Asset Sale;

(2) if the consideration for such Asset Sale exceeds L10 million (or the Sterling Equivalent), the determination of such Fair Market Value is evidenced by a resolution of the Issuer's Board of Directors set forth in an officers' certificate delivered to the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes); and

(3) at least 85 per cent. of the consideration received in the Asset Sale by the Issuer or such Subsidiary is in the form of Cash Equivalents.

In the event that the Junior Notes are outstanding, the Issuer will, on the later of the Issue Date and the date that is five (5) London Business Days following receipt, deposit or cause to be deposited the Net Proceeds of any Asset Sale (other than Excluded Asset Sale and Liquidation Proceeds) that are received on or after 1 May 2003 into the Mandatory Redemption Escrow Account.

In the event that no Junior Notes remain outstanding, the Issuer may apply, or procure the application of, the Net Proceeds of any Asset Sale within 90 days after receipt of such Net Proceeds to:

(1) fund any Capital Expenditure in the Permitted Core Business by the Issuer or any Subsidiary of the Issuer; or

(2) fund the acquisition of other assets (excluding Investments, other than Permitted Investments) by the Issuer or any Subsidiary of the Issuer that are used or useful in the Permitted Core Business;

provided that if the Issuer or the relevant Subsidiary of the Issuer has contractually committed to apply such Net Proceeds in accordance with clause (1) or (2) above within such 90 days, the Issuer or such Subsidiary may apply such Net Proceeds in accordance with such commitment within 180 days after the receipt of such Net Proceeds. All Net Proceeds of any Asset Sale (other than Excluded Asset Sale and Liquidation Proceeds) which are not applied in the manner described in clause (1) or (2) of the preceding sentence within the applicable time period

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specified above shall be deposited into the Mandatory Redemption Escrow Account within three (3) London Business Days after the expiration of the applicable time period specified above.

The Issuer will deposit or cause to be deposited all Liquidation Proceeds (other than Excluded Asset Sale and Liquidation Proceeds) and all Net Proceeds of Asset Sales described under the caption "Certain Covenants -- Purchase and Cancellation of Notes" into the Mandatory Redemption Escrow Account within five
(5) London Business Days following receipt.

All Liquidation Proceeds and all Net Proceeds of Asset Sales that constitute cash or Cash Equivalents other than British pounds sterling, Euro or United States dollars and that are required to be deposited into the Mandatory Redemption Escrow Account shall be converted into British pounds sterling, Euro or United States dollars by the Issuer or its Subsidiaries prior to deposit of such Liquidation Proceeds or Net Proceeds of Asset Sales into the Mandatory Redemption Escrow Account.

Restricted Payments

Issuer and Non-US Subsidiaries. The Issuer will not, and will not permit any of its Non-US Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution (a) on account of the Issuer's Equity Interests or any Equity Interests of any Subsidiary of the Issuer (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) or (b) to the direct or indirect holders of the Equity Interests of the Issuer or any Subsidiary of the Issuer in their capacity as such (other than, in the case of each of (a) and (b), dividends or distributions payable (i) in Equity Interests (other than Disqualified Stock) of the Issuer or such Non-US Subsidiary or (ii) to the Issuer or a Non-US Subsidiary); or

(2) purchase, repurchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) any outstanding Equity Interests of the Issuer or any Subsidiary of the Issuer (other than any Equity Interests of a Non-US Subsidiary owned by the Issuer or any other Non-US Subsidiary); or

(3) make any payment of principal on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Issuer or any Guarantor; or

(4) make any Investment in any Person (other than any Permitted Investments) (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as "Non-US Restricted Payments");

unless, at the time of, and after giving effect to, such Non-US Restricted
Payment:

      (a) no Default has occurred and is continuing or would occur as a consequence of such Non-US Restricted Payment;

      (b) the amount of such Non-US Restricted Payment, together with the aggregate amount of all other Non-US Restricted Payments declared or made by the Issuer and its Non-US Subsidiaries on or after the Issue Date (excluding Non-US Restricted Payments permitted by clauses (2),
            (4), (5) and (9) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" below) shall not exceed the sum, without duplication, of:

          (i) 50 per cent. of the Consolidated Profit After Taxes of the Issuer and its Subsidiaries (less the Consolidated Profit After Taxes of the US Parent and its Subsidiaries) for the period (taken as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which consolidated financial statements of the Issuer and its Subsidiaries are available at the time of such Non-US Restricted Payment (or, if such Consolidated Profit After Taxes for such period is a deficit, less 100 per cent. of such deficit), plus

          (ii) 100 per cent. of the aggregate net cash proceeds received by the Issuer since the Issue Date as a contribution to its ordinary equity capital or from the issue or sale of Equity Interests of the

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                 Issuer (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable Indebtedness of the Issuer that has been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Issuer), except as otherwise provided in clause (4) of the first paragraph under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" below;

      (c) the ratio of (i) Consolidated EBITDA of the Issuer and its Subsidiaries (less the Consolidated EBITDA of the US Parent and its Subsidiaries if on the date of such Non-US Restricted Payment any Junior Notes are outstanding) to (ii) Consolidated Gross Finance Charges of the Issuer and its Subsidiaries (less the Consolidated Gross Finance Charges of the US Parent and its Subsidiaries, plus any Consolidated Gross Finance Charges paid or payable to the Issuer and the Non-US Subsidiaries by the US Parent and its Subsidiaries, if on the date of such Non-US Restricted Payment any Junior Notes are outstanding), as if such Non-US Restricted Payment had been made at the beginning of the applicable period, shall, in respect of the four fiscal quarters ended prior to the date of such Non-US Restricted Payment, be not less than 4.5: 1; and

      (d)   if such Non-US Restricted Payment is of a kind identified in clause
            (1) or (2) or (3) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Issuer and Non-US Subsidiaries" above and, in the case of clause (1) and (2), is in respect of the Issuer's Equity Interests, interest due on the Junior Notes was paid in full in cash on the two consecutive scheduled Junior Note Interest Payment Dates immediately preceding the date of such Non-US Restricted Payment.

US Subsidiaries. The Issuer will not permit any of its US Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution (a) on account of the Issuer's Equity Interests or any Equity Interests of any Subsidiary of the Issuer (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) or (b) to the direct or indirect holders of the Equity Interests of the Issuer or any Subsidiary of the Issuer in their capacity as such (other than, in the case of each of (a) and (b), dividends or distributions payable (i) in Equity Interests (other than Disqualified Stock) of such US Subsidiary or (ii) to (A) a US Subsidiary,
       (B) the Issuer or (C) the holder of the Equity Interests in the US
       Parent);

(2) purchase, repurchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer or any Subsidiary of the Issuer) any outstanding Equity Interests of the Issuer or any Subsidiary of the Issuer (other than any Equity Interests of a US Subsidiary owned by any other US Subsidiary);

(3) make any payment of principal on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Issuer or any Guarantor; or

(4) make any Investment in any Person (other than any Permitted Investments) (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as "US Restricted Payments" and, together with Non-US Restricted Payments, "Restricted Payments"), unless, at the time of, and after giving effect to, such US Restricted Payment:

      (a) no Default has occurred and is continuing or would occur as a consequence of such US Restricted Payment;

      (b) the amount of such US Restricted Payment, together with the aggregate amount of all other US Restricted Payments declared or made by the US Subsidiaries on or after the Issue Date (excluding US Restricted Payments permitted by clauses (3), (4) and (5) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" below) shall not exceed 50 per cent. of the Consolidated Profit After Taxes of the US Parent and its Subsidiaries for the period (taken as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which consolidated

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            financial statements of the US Parent and its Subsidiaries are available at the time of such US Restricted Payment (or, if such Consolidated Profit After Taxes for such period is a deficit, less 100 per cent. of such deficit);

      (c) the ratio of (i) Consolidated EBITDA of the US Parent and its Subsidiaries to (ii) Consolidated Gross Finance Charges of the US Parent and its Subsidiaries, as if such US Restricted Payment had been made at the beginning of the applicable period, shall, in respect of the four fiscal quarters ended prior to the date of such US Restricted Payment, be not less than 4.5: 1; and

      (d) if such US Restricted Payment is of a kind identified in clause (1) or (2) or (3) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- US Subsidiaries" above and, in the case of clause (1) and (2), is in respect of the Issuer's Equity Interests, interest due on the Junior Notes was paid in full in cash on the two consecutive scheduled Junior Note Interest Payment Dates immediately preceding the date of such US Restricted Payment.

Exceptions Applicable to the Issuer, Non-US Subsidiaries and US
Subsidiaries. The provisions under the captions "Description of the Notes -- Certain Covenants -- Restricted Payments -- Issuer and Non-US Subsidiaries" and "Description of the Notes -- Certain Covenants -- Restricted Payments -- US Subsidiaries" above will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes);

(2) the payment of principal on or with respect to or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness owed by the Issuer or a Non-US Subsidiary to the Issuer or a Subsidiary of the Issuer, if and to the extent permitted by the Security Trust and Intercreditor Deed;

(3) the payment of principal on or with respect to or the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness owed by a US Subsidiary to the Issuer or a Subsidiary of the Issuer, if and to the extent permitted by the Security Trust and Intercreditor Deed;

(4) so long as no Default has occurred and is continuing or would be caused thereby under the Senior Notes or the Junior Notes, as the case may be, the repayment, redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Issuer or any Guarantor, or any Equity Interests of the Issuer, in each case in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such repayment, redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (b)(ii) under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments -- Issuer and Non-US Subsidiaries" above;

(5) so long as no Default has occurred and is continuing or would be caused thereby under the Senior Notes or the Junior Notes, as the case may be, the repayment, redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Issuer or any Guarantor (other than Indebtedness between or among the Issuer or any of its Subsidiaries) with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(6) the payment of any dividend or other distribution by a Non-US Subsidiary to a minority holder of any Equity Interest in such Non-US Subsidiary that is made on a pro rata basis to such minority holder and to all other holders of such class of Equity Interests of such Non-US Subsidiary at the time such dividend or other distribution is made;

(7) the payment of any dividend or other distribution by a US Subsidiary to a minority holder of any Equity Interest in such US Subsidiary that is made on a pro rata basis to such minority holder and to all other holders of such class of Equity Interests of such US Subsidiary at the time such dividend or other distribution is made;

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(8)    payments of cash in lieu of the issuance of fractional shares of Capital
       Stock as a dividend or distribution; and

(9) any transfer by FS Holdings Corp. of Equity Interests in Marconi Communications Inc. to the US Parent.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Issuer or such Subsidiary of the Issuer, as the case may be, pursuant to such Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by (1) an executive officer of the Issuer, if such assets or securities have a Fair Market Value equal to or less than L10 million (or the Sterling Equivalent) or (2) if such assets or securities have a Fair Market Value greater than L10 million (or the Sterling Equivalent), the Board of Directors of the Issuer whose resolution with respect thereto will be set forth in an officers' certificate delivered to the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes). The determination of the Board of Directors of the Issuer must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of international standing if the Fair Market Value exceeds L20 million (or the Sterling Equivalent). Not later than the fifth Business Day after the date of making any Restricted Payment in excess of L10 million (or the Sterling Equivalent) (other than any Restricted Payment permitted under any of clauses
(1) through (9) under the caption "-- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" above), the Issuer will deliver to the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) an officers' certificate stating that such Restricted Payment is permitted and setting forth the calculations required by this "Restricted Payments" covenant and the basis upon which such calculations were made, together with a copy of any opinion or appraisal required by the applicable Indenture.

Purchase and Cancellation of Notes. The Issuer will not, and will not permit any of its Subsidiaries to, purchase, repurchase, redeem or otherwise acquire or retire for value any Notes (other than pursuant to the redemption provisions in the Note Indentures), provided that (1) the Issuer or any of the Guarantors may purchase, repurchase or otherwise acquire or retire for value, in the open market or otherwise and at any price, any Senior Notes or Junior Notes at any time after the second scheduled Senior Note Interest Payment Date or Junior Note Interest Payment Date, as the case may be, if (a) no Default or Event of Default has occurred and is continuing under the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), (b) the payment of interest on the Junior Notes on the preceding two Junior Note Interest Payment Dates was made in cash (rather than in Junior PIK Notes), and (c) the Issuer has not given notice pursuant to the Junior Note Indenture electing to pay the interest (and any Additional Amounts) due on the next Junior Note Interest Payment Date on the outstanding Junior Notes in Junior PIK Notes and (2) the Issuer may acquire Notes for distribution to its Scheme Creditors pursuant to any scheme of arrangement, reorganization or insolvency proceeding in relation to Marconi plc.

All Notes redeemed by the Issuer or any of its Subsidiaries shall be immediately cancelled and may not be reissued or resold. All Notes purchased, repurchased or otherwise acquired or retired by the Issuer or any of its Subsidiaries (other than Notes acquired pursuant to clause (2) of the preceding paragraph) shall be cancelled not later than ninety (90) days after such Notes are purchased, repurchased or otherwise acquired or retired by the Issuer or any of its Subsidiaries and may not be reissued or resold to any Person other than the Issuer or any Guarantor. Any Notes acquired by the Issuer pursuant to clause (2) of the preceding paragraph shall be promptly delivered to The Bank of New York, as distribution agent under the Restructuring. Notwithstanding any other provision in the Indentures, all payments of principal, premium, if any, interest and Additional Amounts, if any, on all Senior Notes and all Junior Notes owned by the Issuer or any of its Subsidiaries (other than Notes acquired pursuant to clause (2) of the preceding paragraph, provided that such Notes are held in escrow for distribution to Scheme Creditors) shall constitute Net Proceeds of Asset Sales.

Acquisitions. The Issuer will not, and will not permit any of its Subsidiaries to, make any Acquisition from any Person other than: (1) an Acquisition by the Issuer or a Subsidiary of the Issuer from a Subsidiary of the Issuer or the Issuer; or (2) an Investment that is permitted to be made by the covenant described above under the caption "Description of the Notes -- Restricted Payments".

Indebtedness and Preferred Stock. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee, permit to be outstanding or otherwise be or become directly or

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indirectly liable, contingently or otherwise, with respect to any Indebtedness
(including Acquired Debt), and the Issuer will not issue or have in issue any Disqualified Stock and will not permit any of its Subsidiaries to issue or have in issue any shares of Preferred Stock or any shares of Disqualified Stock, other than, in each case, any Permitted Debt.

For the purposes of determining compliance with this covenant:

(1) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligation arising under any Guarantee, indemnity, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded to the extent of the outstanding principal amount of such Indebtedness included in any clause of the definition of Permitted Debt;

(2) in the event that an item of Indebtedness meets the criteria of more than one of the types of Permitted Debt, the Issuer, in its sole discretion, will classify such item of Indebtedness and will only be required to include the amount and type of such Indebtedness in one of the clauses of the definition of Permitted Debt; and

(3) in the event that an item of Indebtedness meets the criteria of more than one of the types of Permitted Debt, the Issuer, in its sole discretion, may divide and classify such item of Indebtedness under more than one of the types of Permitted Debt.

For purposes of determining compliance with any sterling-denominated restriction on Indebtedness, if the Indebtedness incurred is denominated in a currency other than sterling, the amount of such Indebtedness will be the Sterling Equivalent, determined on the date of the incurrence of such Indebtedness (or, if later, the Issue Date). For purposes of determining compliance with any United States dollar-denominated restriction on Indebtedness, if the Indebtedness incurred is denominated in a currency other than United States dollars, the amount of such Indebtedness will be the Dollar Equivalent, determined on the date of the incurrence of such Indebtedness (or, if later, the Issue Date).

Derivative Transactions. The Issuer will not, and will not permit any of its Subsidiaries to, enter into any Derivative Transaction other than a Permitted Hedging Transaction or a Permitted Intra-Group Hedging Transaction.

Liens. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any property or asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist or be or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Issuer to:

(1) pay dividends or make any other distributions on its Capital Stock to the Issuer or any Subsidiary of the Issuer, or with respect to any other interest or participation in, or measured by, its profits;

(2)    pay any indebtedness owed to the Issuer or any Subsidiary of the Issuer;

(3)    make loans or advances to the Issuer or any Subsidiary of the Issuer; or

(4) transfer any of its properties or assets to the Issuer or any Subsidiary of the Issuer.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Permitted Debt that imposes restrictions of the nature described in clause (4) of the preceding paragraph;

(2) agreements as in effect on the Scheme Launch Date or entered into to give effect to, or otherwise implement, the Restructuring, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Scheme Launch Date or, if any such agreement is entered into or amended to give effect to, or otherwise implement, the Restructuring, on the date of such agreement or amendment;

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(3)    the Indentures, the Senior Notes, the Junior Notes, the Guarantees of the
       Notes, the Security Documents and the Security Trust and Intercreditor Deed;

(4)    any mandatory provision of applicable law;

(5) any instrument or agreement of a Person acquired by the Issuer or any Subsidiary of the Issuer as in effect at the time of such acquisition (except to the extent such encumbrance or restriction, or the related instrument or agreement, was created, incurred or assumed in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the applicable Indenture to be incurred;

(6) customary non-assignment or similar provisions in any contract, agreement or undertaking entered into in the ordinary course of business;

(7) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (4) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Subsidiary of the Issuer or any assets of the Issuer or any Subsidiary of the Issuer pending sale or other disposition;

(9)    Permitted Liens;

(10) any customary encumbrances or restrictions required by any governmental, local or regulatory authority having jurisdiction over the Issuer or any Subsidiary of the Issuer or any of their businesses in connection with any development grant made or other assistance provided to the Issuer or any Subsidiary of the Issuer by such governmental authorities;

(11) with respect to any joint venture formed after the Issue Date in compliance with the applicable Indenture and any Subsidiary of the Issuer that is a co-venturer therein, the terms of the agreements governing such joint venture and the organizational documents of the entities constituting the joint venture; provided, however, that any such encumbrance or restriction (a) is customary in joint venture agreements and (b) will not materially affect the Issuer's and the Guarantors' ability to make principal and interest payments on the Notes, as determined by the Board of Directors of the Issuer in good faith at the time of entering into such agreements (and at the time of any amendment, modification, restatement, renewal, supplement or replacement thereof); and

(12)   the US Working Capital Facility.

Merger, Consolidation or Sale of Assets. The Issuer will not, in a single transaction or through a series of related transactions, directly or indirectly,
(1) consolidate, merge or reorganize with or into another Person (whether or not the Issuer is the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, in each case unless immediately prior to, or contemporaneously with, such transaction or series of related transactions, all outstanding Senior Notes and Junior Notes are simultaneously redeemed, upon not less than ten (10) but not more than thirty
(30) days' notice, at a redemption price in cash equal to the applicable Optional Redemption Price for such Notes.

The preceding sentence includes a phrase relating to the direct or indirect sale, assignment, transfer, conveyance, lease or other disposition of "all or substantially all" of the properties or assets of the Issuer and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Notes or Junior Notes to require the Issuer to redeem its Notes as a result of a sale, assignment, transfer, conveyance, lease or other disposition of less than all of the assets of the Issuer and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.

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The Issuer will not permit any of its Subsidiaries, in a single transaction or through a series of related transactions, to, directly or indirectly, consolidate, merge or reorganize with or into another Person unless the provisions of clause (1) or (2) below are satisfied:

(1) Such consolidation, merger or reorganization complies with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales" or is excepted from the definition of Asset Sale pursuant to clause (1), (4) or (8) of the second paragraph of the definition thereof contained in the applicable Indenture; or

(2)    (a)   in the case of a consolidation, merger or reorganization of a
             Non-US Subsidiary with or into another Person, such other Person is a Non-US Subsidiary, and if either of such Non-US Subsidiaries is a Non-US Guarantor, the Person formed by or surviving such consolidation, merger or reorganization is a Non-US Guarantor;

      (b) in the case of a consolidation, merger or reorganization of a US Subsidiary with or into another Person, such other Person is a US Subsidiary, and if either of such US Subsidiaries is a US Guarantor, the Person formed by or surviving such consolidation, merger or reorganization is a US Guarantor (provided that a US Core Business Subsidiary may not, consolidate, merge or reorganize with (i) any US Core Business Subsidiary engaged in any other US Core Business or
            (ii) the US Parent);

      (c) if the person formed by or surviving such consolidation, merger or reorganization is a Guarantor, such Guarantor shall have delivered a written instrument in form and substance reasonably satisfactory to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes) confirming that its obligations under the applicable Security Documents, the Security Trust and Intercreditor Deed, the applicable Indenture and its Guarantees of the applicable Notes remain valid and, where such Guarantor is not bound by the Security Documents entered into by the relevant Subsidiary or the security created by such Security Documents does not constitute valid and perfected security over all or substantially all of the assets of such Guarantor, such Guarantor shall have executed and delivered to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, Security Documents that provide New Security (as defined below) for the obligations of such Guarantor under its Guarantee of the Notes and such other Secured Obligations of such Guarantor, which complies, if so required to comply, with the requirements set forth in the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Requirements with respect to Additional Guarantors", including clauses (1) to (8) thereof, as if such Guarantor were an Additional Guarantor; and

      (d) immediately after such transaction, no Default exists or will result from such transaction.

The Issuer will not, and will not permit any of its Subsidiaries, in a single transaction or through a series of related transactions, to, directly or indirectly, sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of any Subsidiary of the Issuer, in one or more related transactions, to another Person unless the provisions of clause (1) or (2) below are satisfied:

(1) Such sale, assignment, transfer, conveyance, lease or other disposal complies with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales" or is excepted from the definition of Asset Sale pursuant to clause (1), (4) or (8) of the second paragraph of the definition thereof contained in the applicable Indenture; or

(2)    (a)   in the case of a sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of a Non-US Subsidiary, the Person acquiring the properties or assets is the Issuer or a Non-US Subsidiary or, in the case of the sale, assignment, transfer, conveyance, lease or other disposition of Equity Interests of Marconi Communications, Inc., the US Parent;

      (b) in the case of a sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the properties or assets of a US Subsidiary, the Person acquiring the properties or assets is a US Subsidiary;

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      (c)   each transferor and transferee that is a Guarantor shall have delivered a written instrument in form and substance reasonably satisfactory to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes) confirming that its obligations under the applicable Security Documents covering properties or assets such Guarantor owns after the transaction, the Security Trust and Intercreditor Deed, the applicable Indenture and its Guarantees of the applicable Notes remain valid and, where the Security Documents entered into by the transferee Guarantor do not create valid and perfected security over or in respect of the relevant properties and/or assets transferred to the transferee Guarantor, such Guarantor that is a transferee shall have executed and delivered to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, Security Documents that provide New Security (as defined below) for the obligations of such Guarantor under its Guarantee of the Notes and such other Secured Obligations of such Guarantor, which complies, if so required to comply, with the requirements set forth in the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Requirements with respect to Additional Guarantors", including clauses (1) to (8) thereof, as if such Guarantor were an Additional Guarantor; and

      (d) immediately after such transaction, no Default exists or will result from such transaction.

For purposes of this covenant any US Core Business Sale will not be considered a sale of "all or substantially all" of the properties or assets of the Issuer and its Subsidiaries taken as a whole.

Transactions with Affiliates. Except as provided below, the Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, arrangement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each such transaction individually or, where identified as part of a series with one or more other transactions, an "Affiliate Transaction"), unless:

(1) the Affiliate Transaction is entered into in good faith and in writing and is on terms that are no less favorable to the Issuer or such Subsidiary of the Issuer than those that would have been obtained in a comparable transaction by the Issuer or such Subsidiary of the Issuer with an unrelated Person; and

(2) the Issuer delivers to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes):

      (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of L2 million (or the Sterling Equivalent), an officers' certificate from two disinterested officers of the Issuer certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with clause (1) above;

      (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of L10 million (or the Sterling Equivalent), a resolution of the Board of Directors of the Issuer set forth in an officers' certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the Disinterested Directors of the Board of Directors of the Issuer, or, if there are no Disinterested Directors, by a majority of all members of the Board of Directors of the Issuer; and

      (c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of L20 million (or the Sterling Equivalent), a written opinion as to the fairness to the Issuer or such Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of international standing.

The following items will not be subject to the foregoing requirements:

(1)    any transaction between or among the Issuer and/or Non-US Subsidiaries;

(2)    any transaction between or among US Subsidiaries;

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(3)    any employment, collective bargaining or service agreement entered into by the Issuer or any Subsidiary of the Issuer with any of their respective officers, directors or employees (or any bargaining entities on their behalf) in the ordinary course of business and which is customary in the industry in which the Issuer or such Subsidiary operates;

(4) sales of Equity Interests of the Issuer (other than Disqualified Stock) to Affiliates of the Issuer other than any Subsidiary of the Issuer;

(5)    Restricted Payments that are permitted by the provisions of the Senior
       Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes) described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments";

(6) Permitted Investments which (other than Permitted Intra-Group Hedging Transactions) are on arm's-length terms;

(7) transactions with Affiliates solely in their capacity as holders of Indebtedness of or Equity Interests in the Issuer or any Subsidiary of the Issuer where such Affiliates are treated no more favourably than holders of such Indebtedness or such Equity Interests generally;

(8) payment of compensation or reimbursement or advances of expenses by the Issuer or any Subsidiary of the Issuer to their respective officers, directors or employees in the ordinary course of business and which are customary in the industry in which the Issuer or such Subsidiary operates;

(9) maintenance in the ordinary course of business (and payments required thereby) of benefit programs, or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation and other stock option plans, directors' and officers' indemnification agreements and retirement or saving plans and similar plans, provided that any such plan or agreement which is entered into or adopted on or after the Scheme Launch Date shall have been approved by a majority of the Disinterested Directors of the Board of Directors of the Issuer, or, if there are no Disinterested Directors, by a majority of all members of the Board of Directors of the Issuer;

(10)   a Permitted Intra-Group Transfer (and payments required thereby);

(11)   Permitted Intra-Group Indebtedness (and payments required thereby);

(12) supply, purchase or sale transactions with suppliers or purchasers or sellers of goods or services (other than the Issuer and its Subsidiaries), in each case in the ordinary course of business and otherwise in compliance with the terms of the applicable Indenture, which, if initially effected on or after the Issue Date, are fair to the Issuer or such Subsidiary of the Issuer or are on terms (taken as a whole) at least as favourable as might reasonably have been obtained at such time from an unaffiliated party, in the reasonable determination of
       (a) a majority of the Disinterested Directors of the Board of Directors of the Issuer or, if there are no Disinterested Directors, a majority of all members of the Board of Directors of the Issuer or (b) two disinterested officers of the Issuer;

(13) sale or other disposition of inventory and/or related services (and payments related thereto) in the ordinary course of business on an arm's-length basis between or among the Issuer and/or any Non-US Subsidiaries, on the one hand, and any US Subsidiaries, on the other;

(14) payments made pursuant to or in relation to an obligation (a) between or among the Issuer and/or its Subsidiaries or (b) between or among the Issuer and/or its Subsidiaries, on the one hand, and any Person in which the Issuer and/or its Subsidiaries own an Equity Interest (other than any such Person that is an Affiliate of a director or officer of the Issuer or any of its Subsidiaries by virtue of such director or officer owning an Equity Interest in such Person), on the other hand, in each case (1) that exists on the Scheme Launch Date and (2) other than an obligation that constitutes Indebtedness;

(15) the provision of administrative, treasury, finance, tax, legal, accounting, human resources, pension and benefits, insurance, risk management, intellectual property, information technology, sales support and other central services to or by the Issuer or one or more Non-US Subsidiaries by or to one or more US Subsidiaries in the ordinary course of business and on an arm's-length basis pursuant to an instrument in writing, provided that with respect to any such services provided by any US Subsidiary to the Issuer or a Non-US Subsidiary, services of such type were provided by such US Subsidiary prior to the Issue Date;

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(16)   allocation of costs between or among the US Subsidiaries, the Non-US
       Subsidiaries and/or the Issuer relating to (a) tax, information technology, intellectual property, insurance, audit, real estate, statutory compliance and employee benefit and welfare plans (including health and life insurance plans, deferred compensation and other stock option plans and retirement and savings plans) or (b) any products or services provided by Persons other than the Issuer or any of its Subsidiaries to multiple Group Companies, in the case of each of (a) and
       (b) pursuant to an instrument in writing; and

(17) payments made pursuant to or in relation to either (a) trading and other accrued current liabilities existing on the Issue Date or (b) Existing Indebtedness, to the extent permitted by the Security Trust and Intercreditor Deed.

The Issuer shall not, and shall not permit any Non-US Subsidiary to, enter into or effect any Affiliate Transaction with, or for the benefit of, any US Subsidiary other than:

(1) an Affiliate Transaction that falls within clause (11), (12) or (14) of the definition of Permitted Intra-Group Transfer, and payments required thereby;

(2) an Affiliate Transaction that falls within clause (9), (10), (13), (14) or (15) of the definition of Permitted Intra-Group Indebtedness, and payments required thereby to the extent permitted by the Security Trust and Intercreditor Deed;

(3)    an Affiliate Transaction that falls within clause (13), (15), (16) or
       (17) of the preceding paragraph;

(4) payments made pursuant to or in relation to an obligation between or among the Issuer and/or its Subsidiaries that exists on the Scheme Launch Date, other than an obligation that constitutes Indebtedness, provided that if the aggregate of all payments made or to be made on or after the Issue Date pursuant to or in relation to any such obligation exceeds L5 million (or the Sterling Equivalent), such obligation shall be set forth in a schedule to each Indenture; and

(5) an Affiliate Transaction or series of related Affiliate Transactions involving payments, or having a value, of less than L500,000 (or the Sterling Equivalent).

Any Affiliate Transaction permitted by the preceding sentence shall not be subject to the restrictions or requirements of the first paragraph hereof.

Sale and Leaseback Transactions. The Issuer will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Subsidiary of the Issuer may enter into a Sale and Leaseback Transaction if:

(1) the Issuer or such Subsidiary, as applicable, could have (a) outstanding Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Indebtedness and Preferred Stock", provided that the aggregate amount of such Attributable Debt outstanding at any time shall not exceed L27 million (or the Sterling Equivalent) and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Liens";

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale and Leaseback Transaction, as determined in good faith by the Board of Directors of the Issuer and, if such proceeds exceed L10 million, an officers' certificate shall be delivered to the applicable Note Trustee certifying such determination by the Board of Directors; and

(3) the transfer of assets in that Sale and Leaseback Transaction is not restricted by, or if applicable the Issuer applies the proceeds of such transaction in compliance with, the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales".

Limitation on Issuances and Sales of Equity Interests in Subsidiaries. Except as provided below, the Issuer will not, and will not permit any of its Subsidiaries to, transfer, convey, sell or otherwise dispose of any Equity Interests in any Subsidiary of the Issuer to any Person (other than, in the case of Equity Interests in a Non-US Subsidiary, to the Issuer or a Non-US Subsidiary or, in the case of Equity Interests in a US Subsidiary, to a US Subsidiary, or in any case to the extent necessary to comply with any applicable law or regulation), unless

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(1) such transfer, conveyance, sale or other disposition is of all the Equity
Interests in such Subsidiary (except in the case of a Subsidiary of the Issuer that is not a Wholly-Owned Subsidiary of the Issuer on the Issue Date, in which case the Issuer or a Subsidiary of the Issuer may transfer, convey, sell or otherwise dispose of any Equity Interest of such Subsidiary) and the Net Proceeds from such transfer, conveyance, sale or other disposition are applied in accordance with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales" or (2) such transfer, conveyance, sale or other disposition is permitted by the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments".

In addition, the Issuer will not permit any of its Subsidiaries to issue any of their respective Equity Interests (other than shares of Capital Stock constituting directors' qualifying shares or otherwise to the extent necessary to comply with any applicable law or regulation) to any Person other than (1) in the case of the issuance of Equity Interests by a Non-US Subsidiary, an issuance to the Issuer or a Non-US Subsidiary, (2) in the case of the issuance of Equity Interests by a US Subsidiary, an issuance to a US Subsidiary or an issuance of Equity Interests of the US Parent to FS Holdings Corp., (3) an issuance by a Subsidiary of the Issuer to an existing holder of Capital Stock of such Subsidiary pursuant to legal or contractual requirements applicable to such Subsidiary in an amount that is no greater than is contractually or legally required for such holder, provided that after giving effect to such issuance such Subsidiary remains a Subsidiary of the Issuer or (4) an issuance that is permitted by the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments".

Guarantor Coverage Requirements. The Issuer shall ensure that the following requirements are met as of the end of the second fiscal quarter and the fourth fiscal quarter of each fiscal year of the Issuer commencing with the quarter ending September 30, 2003 (each a "Semi-Annual Test Date") and as of any date on which the Issuer or any of its Subsidiaries acquires from, or disposes of to, any Person (other than the Issuer or any of its Subsidiaries) any Significant Subsidiary (or assets, properties or rights that would, if held by a single Subsidiary of the Issuer, constitute a Significant Subsidiary), other than any date on or prior to September 30, 2003 on which the Issuer or any of its Subsidiaries consummates a disposition of the North American Access Business (each such date an "Interim Test Date" and, together with the Semi-Annual Test Dates, the "Guarantor Test Dates"):

(1) if any of (a) the aggregate of the unconsolidated Total Assets, (b) the aggregate of the unconsolidated External Assets, (c) the aggregate of the unconsolidated External Sales or (d) commencing as of March 31, 2005, the aggregate of the unconsolidated EBITDA of all of the Guarantors as of any Guarantor Test Date (other than, with respect to Interim Test Dates only, unconsolidated Total Assets, which shall not be tested as of such Interim Test Dates) are less than 80 per cent. of the (w) aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries or the (x) consolidated External Assets, (y) consolidated External Sales or
       (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole, as of such Guarantor Test Date, then the Issuer shall procure that, on or prior to the applicable Guarantor Certification Date (as defined below), sufficient Additional Guarantor(s) execute and deliver supplemental indentures to the Senior Note Indenture and the Junior Note Indenture in form and substance reasonably satisfactory to the applicable Note Trustee pursuant to which they become Guarantors of the Notes issued thereunder such that each of (a) the aggregate of the unconsolidated Total Assets, (b) the aggregate of the unconsolidated External Assets, (c) the aggregate of the unconsolidated External Sales and (d) from and after March 31, 2005, the aggregate of the unconsolidated EBITDA of all of the Guarantors are not less than 80 per cent. of the (w) aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries and the (x) consolidated External Assets, (y) consolidated External Sales and (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole, as of such Guarantor Test Date; and

(2) if any Subsidiary of the Issuer that is not a Guarantor would be a Significant Subsidiary as of any Guarantor Test Date (other than, with respect to Interim Test Dates only, a Subsidiary that would be a Significant Subsidiary by virtue of its unconsolidated Total Assets, which shall not be tested as of such Interim Test Dates) then, on or prior to the applicable Guarantor Certification Date, any such Subsidiary shall execute and deliver supplemental indentures to the Senior Note Indenture and the Junior Note Indenture in form and substance reasonably satisfactory to the applicable Note Trustee pursuant to which they become Guarantors of the Notes issued thereunder.

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As of the end of the second fiscal quarter and the fourth fiscal quarter of each fiscal year of the Issuer, and as of each other Guarantor Test Date, the Issuer shall deliver, within the applicable time period after the end of each such fiscal quarter or fiscal year (in the case of the fourth fiscal quarter) during which a domestic US issuer that is an "accelerated filer" would be required to file an annual report on Form 10-K or a quarterly report on Form 10-Q, as applicable, by the rules and regulations of the SEC (but in no event later than the date on which the Issuer publicly releases its annual and quarterly consolidated financial statements for such periods), and within 30 days after each other Guarantor Test Date (each such foregoing date being a "Guarantor Certification Date"), to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes), an officers' certificate stating whether or not the Issuer is in compliance with the above clauses (1) and (2) and setting forth the calculations required by this "Guarantor Coverage Requirements" covenant as of the applicable Guarantor Test Date and the basis on which such calculations were made. For the avoidance of doubt, additional Guarantors may enter into Guarantees of the Notes irrespective of the above tests being met.

For the purpose of this covenant:

      (a) For the purposes of clause (1) above (i) the aggregate of the unconsolidated Total Assets, (ii) the aggregate of the unconsolidated External Assets, (iii) the aggregate of the unconsolidated External Sales and (iv) the aggregate of the unconsolidated EBITDA of all of the Guarantors that have not provided any Transaction Security may not account for more than 5 per cent. of the (w) aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries or the (x) consolidated External Assets, (y) consolidated External Sales or (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole, as of any Guarantor Test Date (for further information regarding Guarantors is described at Part X: Additional information);

      (b) the unconsolidated Total Assets, unconsolidated External Assets, unconsolidated External Sales and unconsolidated EBITDA of a Subsidiary of the Issuer as of any date will be determined from the accounting records upon which the latest consolidated financial statements of the Issuer and its Subsidiaries have been based and, in the case of unconsolidated EBITDA and unconsolidated External Sales, for the period consisting of the four fiscal quarters ended on or (in the case of an Interim Test Date) prior to the Guarantor Test Date (or, in the case of unconsolidated EBITDA for any Guarantor Test Date prior to December 31, 2005, the period consisting of each completed fiscal quarter of the Issuer commencing on or after January 1, 2005);

      (c) if a Person becomes a Subsidiary of the Issuer after the date as of which the latest consolidated financial statements of the Issuer and its Subsidiaries have been prepared, the unconsolidated Total Assets, unconsolidated External Assets, unconsolidated External Sales and unconsolidated EBITDA of that Subsidiary will be determined from such Subsidiary's latest financial statements, and in the case of unconsolidated EBITDA and unconsolidated External Sales, for the period consisting of the four fiscal quarters ended on or (in the case of an Interim Test Date) prior to the Guarantor Test Date (or, in the case of unconsolidated EBITDA for any Guarantor Test Date prior to December 31, 2005, the period consisting of each completed fiscal quarter of the Issuer commencing on or after January 1, 2005);

      (d) the aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries, and the consolidated External Assets, consolidated External Sales and Consolidated EBITDA of the Issuer and its Subsidiaries, taken as a whole, will be determined from the Issuer's latest consolidated financial statements, and, in the case of consolidated External Sales and consolidated EBITDA, for the period consisting of the four fiscal quarters ended on or (in the case of an Interim Test Date) prior to the Guarantor Test Date (or, in the case of Consolidated EBITDA for any Guarantor Test Date prior to December 31, 2005, the period consisting of each completed fiscal quarter of the Issuer commencing on or after January 1, 2005), adjusted (where appropriate) to reflect the Total Assets, External Assets, External Sales and EBITDA of any Significant Subsidiary (or assets, properties or rights that would, if held by a single Subsidiary of the Issuer, constitute a Significant Subsidiary) that has been subsequently disposed of or acquired; and

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      (e)   the Issuer shall not be obliged to meet the requirements of paragraph (2) of this covenant in respect of any Subsidiary of the Issuer that would otherwise be required to provide a Guarantee of the Notes thereunder if:

          (i) such Subsidiary cannot provide a Guarantee of the Notes by reason of any legal or regulatory impediment which is beyond the reasonable control of the Issuer and its Subsidiaries;

          (ii) such Subsidiary cannot provide a Guarantee of the Notes by reason of any contractual restriction or obligation in effect prior to the Scheme Launch Date, provided that the Issuer certifies to the Senior Note Trustee and the Junior Note Trustee that such restriction or obligation was in existence prior to the Scheme Launch Date;

          (iii) in respect of any Person that becomes a Subsidiary of the Issuer after the Issue Date, such Subsidiary cannot meet such requirements by reason of any contractual restriction or obligation which was in existence when that Person became a Subsidiary of the Issuer, provided that, such contractual restriction or obligation was not created in contemplation of or in connection with that Person becoming a Subsidiary of the Issuer and such restriction or obligation continues in effect; or

          (iv) there is any material risk that the directors of such Subsidiary could be held to be in breach of applicable corporate, criminal or other law as a result of such Subsidiary providing a Guarantee of the Notes.

          The Issuer shall notify the Senior Note Trustee and the Junior Note Trustee supplying details of the relevant Subsidiary of the Issuer and the relevant circumstances affecting such Subsidiary no later than the applicable Guarantor Certification Date in the event that any such Subsidiary does not provide a Guarantee of the Notes by virtue of clause (e) above.

Requirements with respect to Additional Guarantors. The Issuer will ensure that any of its Subsidiaries that guarantees any of the Senior Notes or the Junior Notes after the Issue Date:

(1) executes and delivers supplemental indentures to the Senior Note Indenture and the Junior Note Indenture pursuant to which it becomes a Guarantor of the Notes issued thereunder, in each case, in form and substance reasonably satisfactory to the applicable Note Trustee;

(2) executes and delivers a Guarantee (which, for the avoidance of doubt, may be an accession letter to the Guarantee) of all outstanding Notes in form and substance reasonably satisfactory to the applicable Note Trustee; and

(3)    becomes a party to the Security Trust and Intercreditor Deed.

On or prior to the date on which any Additional Guarantor executes a supplemental indenture to guarantee the Notes, the Issuer shall, and shall procure that its relevant Subsidiaries (including the Additional Guarantor), execute and deliver to the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the Notes) and the other Secured Creditors, Security Documents that provide security (the "New Security") for the obligations of such Additional Guarantor under its Guarantees of the Notes and such other Secured Obligations of such Additional Guarantor, which complies with the requirements set forth in this covenant, including clauses (1) to (8) in the third succeeding paragraph. The Issuer shall deliver, on each date on which an Additional Guarantor executes a supplemental indenture and a Guarantee of the Notes, to the Senior Note Trustee (in the case of the Senior Notes) and the Junior Note Trustee (in the case of the Junior Notes), an officers' certificate stating that the Issuer and its relevant Subsidiaries have complied with this covenant and an opinion of counsel in form and substance reasonably satisfactory to the applicable Note Trustee with respect to such Guarantee and any New Security.

The New Security shall be subject to the general principles in clause (4) of the second succeeding paragraph and shall consist of:

(1)    share pledges over the Equity Interests in such Additional Guarantor;

(2) fixed security over any key freehold or leasehold real property (determined by reference to whether such property is key to the business of the Group as a whole) owned by such Additional Guarantor;

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(3)    with respect to any Additional Guarantor that is incorporated or organized under the laws of England, the Republic of Ireland, any state of the United States, Australia, Canada or Hong Kong or any other jurisdiction in which a floating charge (or similar security) is recognized, floating charges (or similar types of security) over all or substantially all of the assets of such Additional Guarantor;

(4) with respect to any Additional Guarantor that is incorporated or organized under the laws of Italy, Germany, or any other jurisdiction in which a floating charge (or similar security) is not recognized, security over all material assets (including Equity Interests in any Wholly-Owned Subsidiary of such Additional Guarantor that is directly owned by such Additional Guarantor, receivables, bank accounts, Intellectual Property and movables) of such Additional Guarantor.

In addition, the Issuer shall, and shall cause each of its relevant Subsidiaries to, take all necessary action to ensure that the organizational documents of any Subsidiary of the Issuer whose Equity Interests are the subject of a share pledge shall not contain any restrictions or limitations on the transfer of the pledged Equity Interests, including any transfer pursuant to any enforcement of such share pledge.

For the purposes of this covenant:

(1) Share Pledges. With respect to share pledges over Equity Interests, unless required by applicable law as the only means of procuring a security interest but provided also that the Security Trustee shall not be required to accept such transfer if it may be prejudiced thereby, the taking of security shall not require transfer of legal title to the pledged Equity Interests to the Security Trustee. Until the occurrence of an Enforcement Event, (a) the pledgor of Equity Interests constituting New Security shall be permitted to exercise voting rights with respect to the Equity Interests pledged in such manner as it sees fit, provided that such exercise would not constitute a Default under any Relevant Document;
       (b) the pledgor of the Equity Interests constituting the New Security shall be permitted to receive and retain dividends and other distributions on such Equity Interests; and (c) to the extent that legal title to the pledged Equity Interests is vested in the Security Trustee, the Security Trustee, as the holder of such Equity Interests, shall (subject to the terms of the Security Trust and Intercreditor Deed) be required to pay all dividends and distributions on such Equity Interests and exercise all voting and other rights with respect to such Equity Interests in such manner as the pledgor of such Equity Interests may reasonably direct, provided that any such action by the Security Trustee would not result in a Default under any Relevant Document.

(2) Bank Accounts. With respect to bank accounts, all security over such accounts shall permit the relevant Additional Guarantor to operate those accounts freely without reference to the Security Trustee prior to a notice being served by the Security Trustee following the occurrence of an Enforcement Event.

(3) Notification/Perfection Requirements. With respect to security over the following assets, the notification/perfection requirement shall be as follows:

      (a) Initial Notification/Perfection Requirements: In relation to any jurisdiction where New Security is to be provided, the relevant Additional Guarantor shall (where such action is required for the creation, continued effectiveness or perfection of the New Security), on the date such Additional Guarantor executes any Relevant Document:

          (i) procure the endorsement of the share pledge on the Additional Guarantor's share register or share certificates or deliver share certificates or blank stock transfer forms and satisfy other notification or perfection requirements;

          (ii) provide a list of bank accounts and serve notices of the creation of the relevant security interest (or permit the Security Trustee to serve notices) to account banks;

          (iii) (in Italy and Germany and in any other jurisdiction the law of which may impose similar obligations on an Additional Guarantor) send to the Security Trustee details of pledged receivable claims;

          (iv) where relevant, notify the insurer of the assignment or charge of an insurance policy; and

          (v)   deliver to the Security Trustee real estate documents of title.

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      (b)   Ongoing Notification/Perfection Requirements in Italy: Any
            Additional Guarantor organized or incorporated under Italian law shall, within ten (10) London Business Days of the end of each calendar quarter, provide to the Security Trustee, (x) the most recent monthly bank statements from each account bank, (y) a list of all receivable claims together with contact details of all debtors, and, within ten (10) London Business Days of the acquisition of any shares, carry out the steps required to perfect security over future shareholdings. Any Additional Guarantor incorporated under the law of a jurisdiction where similar on-going requirements apply to the creation, continued effectiveness or perfection of New Security will comply with such requirements.

(4) General Principles. Subject to the terms of the Security Trust and Intercreditor Deed, any security shall (to the extent legally possible and without the Security Trustee or the directors of the relevant Subsidiary being exposed to material personal risk) secure the obligations of such Additional Guarantor under the Relevant Documents and shall (to the extent legally possible and subject to the other provisions below) create valid, perfected and first priority security over such assets.

     With regard to any security to be provided by an Additional Guarantor, due regard shall be had to:

      (a) any risk that the Security Trustee or the directors of a Subsidiary being asked to provide or receive, as the case may be, security could be held to be in breach of applicable corporate, criminal or other law in providing such security;

      (b)   the practicality and costs involved in taking any such security;

      (c) the value of the proposed security to the Secured Creditors in light of the whole of the security already provided to them at such time; and

      (d)   legitimate operational requirements of the Additional Guarantor;

     provided that if security is to be provided by an Additional Guarantor in any jurisdiction where security has been taken on the Issue Date, such Additional Guarantor shall grant the same types of security (assuming such Additional Guarantor has the same types of assets) in such jurisdiction as the Guarantors as of the Issue Date in that jurisdiction unless there has been an amendment to or change in the laws, regulations or rulings of such jurisdiction, or any amendment to or change in any position concerning the administration, application or interpretation of such laws, regulations or rulings, which amendment or change has become effective on or after the Issue Date and is relevant to the granting of security in such jurisdiction (in which case the security granted by such Additional Guarantor shall take into account any such amendment or change).

     In the event that the terms of the Indentures and the Notes do not restrict the freedom of an Additional Guarantor to deal in assets over which security has been granted, the Additional Guarantor shall have freedom to deal under the terms of the Security Documents granting New Security.

(5) Security Trustee. To the extent possible, all security shall be granted in favor of the Security Trustee and not other Secured Creditors individually. "Parallel debt" provisions shall be used, which provisions shall be as contained in the Security Trust and Intercreditor Deed and not the Security Documents granting New Security. To the extent possible, no action shall be required to be taken in relation to New Security when any Secured Creditor transfers any of its participation in any Relevant Document to another Person.

(6) No Commercial Provisions. The provisions of the Security Documents granting New Security shall operate only so as to create and preserve effective security and shall not impose commercial undertakings or include any provisions which are credit protections or which seek to preserve the value of assets or any indemnities, unless those are legally required for the creation, continued effectiveness or perfection of the New Security. Representations and further assurance provisions shall be included in the Security Documents granting New Security to the extent necessary or desirable to create security under applicable law. Additional undertakings shall only be included if they will not unduly interfere with the normal running of the business of such Additional Guarantor.

(7) Enforcement. All Transaction Security shall only be enforceable upon an Enforcement Event. Security Documents granting New Security shall include any limitations on enforcement of security which are needed in order to give effect to the general principles in clause (4) above.

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(8)    Release of Security.  The circumstances under which the Security Trustee shall be required to release New Security, which shall be as set forth in the Security Trust and Intercreditor Deed, shall not be included in the Security Documents granting New Security unless pursuant to applicable law those provisions must be set forth in such Security Documents in order to give effect to the provisions set forth in the Security Trust and Intercreditor Deed or required by applicable law and any such provisions in any Security Document shall be consistent with those set forth in the Security Trust and Intercreditor Deed.

Release of Guarantees and Collateral. The Guarantee of the Notes by any Guarantor under each of the Indentures will be released upon a sale or other disposition of all of the Equity Interests of such Guarantor by the Issuer or a Subsidiary of the Issuer, in compliance, to the extent applicable, with the covenant entitled "Description of the Notes -- Certain Covenants -- Asset Sales". In addition, each of the Guarantors will be discharged from its obligations in respect of its Guarantee of the Notes in the circumstances set forth under "Satisfaction and Discharge" below.

Pursuant to the terms of the Security Trust and Intercreditor Deed, the Transaction Security relating to the Guarantee of the Notes by any Guarantor under each of the Indentures will be released upon the sale or other disposition of the assets constituting such Transaction Security by the Issuer or any of its Subsidiaries in compliance, to the extent applicable, with the covenant entitled "Description of the Notes -- Certain Covenants -- Asset Sales".

Notwithstanding the foregoing, the Guarantee of the Notes by MCHI and any Transaction Security related thereto shall be released at the request of the Issuer upon certification provided by the Issuer to the Security Trustee, the Senior Note Trustee and the Junior Note Trustee that, subject to such releases, MCHI has completed all distributions to the stockholders of MCHI pursuant to and in accordance with the MCHI Plan of Liquidation and Dissolution.

Limitations on Issuances of Guarantees of Indebtedness. The Issuer will not permit any of its Subsidiaries that is not a Guarantor to, directly or indirectly, Guarantee any Indebtedness of the Issuer or any Guarantor unless such Subsidiary simultaneously executes and delivers supplemental indentures in form and substance satisfactory to the applicable Note Trustee providing for the Guarantee of all outstanding Senior Notes and Junior Notes by such Subsidiary, which Guarantees will, subject to the terms of the Security Trust and Intercreditor Deed, be at least pari passu with such Subsidiary's Guarantee of such other Indebtedness, and be secured by New Security in accordance with the principles set forth under the caption "Certain Covenants -- Requirements with respect to Additional Guarantors" above.

This provision shall not apply to any counter-indemnity obligation permitted by clause (11), (12), (14) or (15) of the definition of Permitted Intra-Group Indebtedness.

Restrictions on Amendments. The Issuer will not, and will not permit any of its Subsidiaries to, (1) amend, modify or alter the Security Trust and Intercreditor Deed except as provided for in the Security Trust and Intercreditor Deed or (2) amend, modify or supplement the Junior Note Indenture, the Junior Notes or the Guarantees thereof while any Senior Notes are outstanding, other than:

      (a) to give effect to required amendments to the Junior Notes and/or the Junior Note Indenture as a result of amendments made to the Senior Notes and/or the Senior Note Indenture as more fully described under the caption "Description of the Notes -- Remedies Applicable to the Senior Notes";

      (b) to amend or supplement the Junior Note Indenture, the Junior Notes or the Guarantee thereof in the manner specified in any of clauses (2),
           (3), (4) or (5) of the fourth paragraph under the caption "Description of the Notes -- Amendment, Supplement and Waiver"; or

      (c)  with the prior written consent of the Senior Note Trustee.

Business Activities. The Issuer will not, and will not permit any of its Subsidiaries to, engage in any business other than Permitted Businesses.

Payments for Consent. The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Senior Notes or Junior Notes, as applicable, for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the applicable Indenture, the applicable Notes or any Guarantee of such Notes unless such consideration is offered to

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be paid and is paid to all holders of such Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SEC Reports; Other Information. Whether or not required by the SEC, (1) so long as any Senior Notes are outstanding, the Issuer will file with or furnish to the SEC and furnish to the Senior Note Trustee and (2) so long as any Junior Notes are outstanding, the Issuer will file with or furnish to the SEC and furnish to the Junior Note Trustee:

      (a) from and after September 30, 2003, within the applicable period required for domestic US issuers that are "accelerated filers" by the rules and regulations of the SEC:

          (i) annual reports on Form 10-K (or any successor form) in respect of each of the Issuer's fiscal years, commencing with the fiscal year ended March 31, 2004,

          (ii) quarterly reports on Form 10-Q (or any successor form) in respect of the first three fiscal quarters of each of the Issuer's fiscal years, commencing with the fiscal quarter ended September 30, 2003, and

          (iii)  current reports on Form 8-K (or any successor form),

          in each case (i), (ii) and (iii) containing:

          (A) the information required to be contained therein (or required in such successor form) as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer" as such term is defined by Rule 3b-4 under the US Exchange Act including, for the avoidance of doubt, in the case of Form 10-Ks and 10-Qs, consolidated income statements, consolidated balance sheets and consolidated statements of cash flows, in each case prepared in accordance with US GAAP, together with a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that meets the requirements of Item 303 of Regulation S-K ("MD&A") and includes a discussion of segment information;

          (B) certifications applicable to such filings of the principal executive officer or officers and the principal financial officer or officers or persons performing similar functions ("Executive Officers") of the Issuer required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer"; and

          (C) prior to the date on which all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, the following supplemental information:

               (1) consolidated income statements, consolidated balance sheets and consolidated statements of cash flows, in each case prepared in accordance with US GAAP, in respect of each of
                     (x) the Issuer and its Non-US Subsidiaries and (y) the US Parent and its Subsidiaries; provided that the Issuer shall not be required to include consolidated financial statements for the Issuer and its Non-US Subsidiaries or the US Parent and its Subsidiaries as of any date prior to April 1, 2003 or for any period prior to the fiscal quarter commencing April 1, 2003; and

               (2) an MD&A for each of (x) the Issuer and its Non-US Subsidiaries and (y) the US Parent and its Subsidiaries, provided that, in respect of reports relating to fiscal periods ending on or prior to March 31, 2004, such MD&A will be required to include discussions of the material changes in financial condition and results of operations as of or for the fiscal quarter then ended from the financial condition and results of operations as of or for the previous fiscal quarter instead of as or for the corresponding fiscal quarter in the fiscal year ended March 31, 2003.

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      (b)   within 90 days after the Issuer's fiscal year ending March 31, 2003, an annual report on Form 20-F containing:

          (i) consolidated income statements, consolidated balance sheets and consolidated cash flow statements of the Issuer and its Subsidiaries prepared in accordance with either (x) Floating UK GAAP, consistently applied, and reconciled to US GAAP in accordance with the requirements of Item 18 of Form 20-F or (y) US GAAP (but with any financial statement schedules prepared in accordance with Floating UK GAAP, consistently applied);

          (ii) all non-financial statement disclosures required by Form 10-K that are not otherwise required to be contained in Form 20-F, as if the Issuer were a domestic US issuer required to file such form and were not a "foreign private issuer", other than quarterly financial data required by Item 302 of Regulation S-K; and

          (iii) certifications of Executive Officers of the Issuer required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority that are applicable to Form 10-K as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer";

      (c) within 60 days after the Issuer's fiscal quarter ending June 30, 2003, a quarterly report on Form 6-K containing:

          (i) consolidated financial statements of the Issuer and its Subsidiaries prepared in accordance with either (x) Floating UK GAAP, consistently applied, and reconciled to US GAAP in accordance with the requirements of Item 18 of Form 20-F or (y) US GAAP (but with any financial statement schedules prepared in accordance with Floating UK GAAP, consistently applied);

          (ii) all non-financial statement disclosures required by Form 10-Q as if the Issuer were a domestic US issuer required to file such form and were not a "foreign private issuer"; and

          (iii) certifications of Executive Officers of the Issuer required under Sections 302 and 906 of the US Sarbanes-Oxley Act of 2002 as amended from time to time (or any successor law) and any rules and regulations adopted thereunder by the SEC or any governmental authority that are applicable to Form 10-Q as if the Issuer were a domestic US issuer with equity securities registered pursuant to Section 12(b) of the US Exchange Act and were not a "foreign private issuer".

Within three (3) London Business Days after each annual and quarterly filing described above and within three (3) London Business Days after the release of its consolidated financial statements for each fiscal quarter and each fiscal year described above, the Issuer shall also (1) file a press release with one or more internationally recognized wire services in connection with such report and
(2) post such press release on its website. In addition, within three (3) London Business Days after the release of its consolidated financial statements for each fiscal quarter and each fiscal year described above, the Issuer shall also host a conference call, at a time during the Business Day in each of New York City, London and Frankfurt, to discuss the results for such fiscal quarter or year.

In addition, (1) so long as any Senior Notes are outstanding, the Issuer will furnish to the Senior Note Trustee and (2) so long as any Junior Notes are outstanding, the Issuer will furnish to the Junior Note Trustee,

      (a) audited consolidated financial statements of the Issuer and its Subsidiaries for each fiscal year prepared in accordance with Floating UK GAAP, consistently applied, as soon as the Issuer publicly releases such financial statements, but in any event within 90 days after the end of such fiscal year; and

      (b) consolidated financial statements of the Issuer and its Subsidiaries, which may be unaudited, for the first half of each of the Issuer's fiscal years prepared in accordance with Floating UK GAAP,

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            consistently applied, as soon as the Issuer publicly releases such financial statements, but in any event within 60 days after the end of such fiscal half year.

Impairment of Security Interests.

(1) The Senior Note Indenture and the Junior Note Indenture each will provide that the Issuer will not, and will not permit any of its Subsidiaries to, take or omit to take any action which action or omission could reasonably be expected to have the result of adversely affecting or impairing the security granted over the Transaction Security pursuant to the Security Documents (but not the assets constituting the Transaction Security, unless otherwise required under the terms of the applicable Indenture) in favor of the Security Trustee for the benefit of the Senior Note Trustee or the Junior Note Trustee, respectively, for the benefit of the holders of the Senior Notes and the Junior Notes, respectively, and the other Secured Creditors in any of the Transaction Security, other than as expressly contemplated by the applicable Indenture or the Security Documents.

(2) The Issuer and the Guarantors may not effect the release of the Lien of any of the Transaction Security for the benefit of the holders of the Senior Notes or the Junior Notes except in accordance with the provisions of the Security Trust and Intercreditor Deed and in accordance with or otherwise in compliance with, the covenant in the applicable Indenture described under the caption "Description of the Notes -- Certain Covenants -- Asset Sales", provided that no Event of Default under the applicable Indenture has occurred and is continuing or would occur as a result of such release.

Use of Intellectual Property. Each licence or sublicence, directly or indirectly, of Intellectual Property (other than trade and service marks) between or among the Issuer and any of its Subsidiaries (or between or among any of its Subsidiaries) on or after the Issue Date shall be recorded in writing. The Issuer shall procure that the Group Licence Agreement is not amended or terminated so as to deprive the Issuer or any of its Subsidiaries of any rights or benefits enjoyed under such licence so long as such Group Company remains within the Group.

New Patent Applications. The Issuer shall procure that all new Patent applications owned by the Issuer or a Subsidiary of the Issuer incorporated or organized in the United Kingdom or under the laws of the United States, any state thereof or the District of Columbia, if not filed in the name of the relevant IPR SPV, will be assigned to the relevant IPR SPV concurrently with such application, or if that is not procedurally possible, as soon as reasonably practicable thereafter. The Issuer shall procure that each Subsidiary of the Issuer filing a Patent application in the United States, any state thereof, the District of Columbia or Germany notifies the Security Trustee of the relevant patent office details, the name of the patentee, the application number and the date of filing.

Assignment of Patents. The Issuer will not permit any IPR SPV to transfer, dispose of or grant any exclusive licence under any Patent such IPR SPV owns, whether to a Subsidiary of the Issuer or any other Person, other than:

(1) to a Subsidiary of the Issuer in the context of infringement proceedings against a third party where, absent such transfer, disposal or grant, substantial damages would be irrecoverable (in which case the relevant Patent or Patents shall be re-transferred back to such IPR SPV as soon as such condition no longer prevails);

(2) to a third party or to a Subsidiary of the Issuer, in either case in connection with any disposal (which is otherwise permitted by the applicable Indenture), of such Subsidiary or assets, property or rights of such Subsidiary; or

(3) to a customer of the Issuer or of any Subsidiary of the Issuer where the Patent has been commissioned by a customer and developed by a Group Company (whether alone or jointly with the customer) for such customer's exclusive use pursuant to a development agreement.

UK and US IP SPVs. The Issuer shall procure that the UK IPR Co and the US IPR Co remain Wholly-Owned Subsidiaries of the Issuer.

Listing. The Issuer shall (1) use its reasonable endeavours to procure that as soon as possible on or after the effective date of the Restructuring, each of the Senior Notes and the Junior Notes, excluding the Junior PIK Notes, and (2) procure that as of their respective dates of issuance the Junior PIK Notes, if any, are admitted to

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the Official List of the UK Listing Authority and trading on the London Stock
Exchange plc and such listings are maintained at all times until none of the Senior Notes or the Junior Notes (including the Junior PIK Notes), as the case may, remain outstanding.

Additional Covenants. The Senior Note Indenture and the Junior Note Indenture will also contain covenants with respect to the following matters: (1) payment of principal, premium, if any, interest and Additional Amounts, if any, on the Senior Notes and the Junior Notes, respectively; (2) maintenance of an office or agency in the City of New York and the City of London; (3) arrangements regarding the handling of money held in trust; (4) maintenance of corporate existence; (5) payment of taxes and other claims; (6) maintenance of properties;
(7) maintenance of insurance; and (8) payment of renewal and other fees in relation to registered Intellectual Property and applications for registration of Intellectual Property except where a decision has been taken by the Issuer to abandon a Patent.

GOVERNING LAW

The Senior Note Indenture, the Junior Note Indenture, the Senior Notes, the Junior Notes, the Guarantee of the Senior Notes and the Guarantee of the Junior Notes each will be governed by, and construed in accordance with, the laws of England and Wales.

CURRENCY INDEMNITY

All sums payable by the Issuer or the Guarantors under (1) the Senior Notes, the Guarantees thereof and the Senior Note Indenture (in the case of the Senior Notes) and (2) the Junior Notes, the Guarantees thereof and the Junior Note Indenture (in the case of the Junior Notes), shall be payable in the Relevant Currency. Any amount received or recovered in a currency other than the Relevant Currency with respect to the Senior Notes or the Junior Notes, as the case may be (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Issuer, any Guarantor, any Subsidiary of the Issuer or otherwise), by the holder of such Notes in respect of any sum expressed to be due to it from the Issuer or any Guarantor shall constitute a discharge of the Issuer or any Guarantor only to the extent of the Relevant Currency amount which the recipient is able to purchase with the amount so received or recovered in other currency on the date of receipt of that recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that Relevant Currency amount is less than the Relevant Currency amount expressed to be due to the recipient under any Senior Note or Junior Note, as the case may be, the Issuer and each Guarantor, jointly and severally, shall indemnify the recipient against the cost of making any such purchase. For the purposes of this indemnity, it will be sufficient for the holder to certify (indicating the sources of information used) that it would have suffered a loss had the actual purchase of the Relevant Currency been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of the Relevant Currency on such date had not been possible, on the first date on which it would have been possible). These indemnities, to the extent permitted by law:
(1) constitute a separate and independent obligation from the other obligations of the Issuer and each Guarantor; (2) shall give rise to a separate and independent cause of action; (3) shall apply irrespective of any waiver granted by any holder of Senior Notes or Junior Notes, as the case may be; and (4) shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Senior Note or Junior Note, as the case may be, or any other judgment or order.

CERTAIN DEFINITIONS

Set forth below are certain defined terms used in the Senior Note Indenture and the Junior Note Indenture. Reference is made to the Senior Note Indenture and the Junior Note Indenture for full disclosure of all such terms applicable to the Senior Notes and the Junior Notes, respectively, as well as any other capitalized terms used herein for which no definition is provided.

"ACQUIRED DEBT" means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

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(2)    Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"ACQUISITION" means any acquisition or purchase, directly or indirectly, including without limitation by merger, consolidation or reorganization, of any business or any assets constituting a business or line of business.

"ADDITIONAL AMOUNTS" has the meaning set forth under the caption "Additional Amounts".

"ADDITIONAL GUARANTOR" means any Person that becomes a Guarantor of the Senior Notes or the Junior Notes after the Issue Date.

"ADJUSTED TREASURY RATE" means, with respect to any Repayment Date for the Senior Notes or the Junior Notes, as the case may be, the rate per annum equal to the quarterly equivalent yield to maturity of the Comparable Treasury Issue for the applicable Tranche of Notes, assuming a price for the Comparable Treasury Issue for the applicable Tranche of Notes (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the applicable Tranche of Notes for the Repayment Date plus 0.5 per cent.

"AFFECTED PENSION PARTICIPANTS" means (1) employees associated with the assets that are the subject of an Asset Sale at the time of any such Asset Sale, (2) employees formerly associated with the assets that are the subject of an Asset Sale, and (3) beneficiaries, survivor payees and alternate payees of an employee or former employee described in (1) or (2) of this definition.

"AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and, in the case of a natural Person, any immediate family member of such Person. For purposes of this definition, "control", as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10 per cent. or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings.

"ASSET SALE" means:

(1) the sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights (including, for the avoidance of doubt, Equity Interests of a Subsidiary of the Issuer), including by way of merger, consolidation or reorganization, provided that the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries, taken as a whole, including for the avoidance of doubt the Equity Interests in any holding company for such property or assets, to any "person" (as that term is defined in Section 13(d)(3) of the US Exchange Act including, for the avoidance of doubt, any person or persons acting in concert with such person), or any merger, consolidation or reorganization of the Issuer with any Person, will be governed by the provisions of the Senior Note Indenture and the Junior Note Indenture, respectively, described above under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Senior Note Indenture and the Junior Note Indenture, respectively, described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales"; and

(2)    the issuance of Equity Interests by any of the Issuer's Subsidiaries.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets, property or rights having a Fair Market Value of less than L500,000;

(2) the sale, lease, transfer, conveyance or other disposition (other than pursuant to a Sale and Leaseback Transaction) of inventory (including equipment that constitutes inventory) or accounts receivable, in each case in the ordinary course of business and on arm's-length terms;

(3)    the sale or other disposition of cash or Cash Equivalents;

(4) any transaction constituting a Restricted Payment or an Investment that is permitted by the covenant described under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments";

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(5)    a Permitted Intra-Group Transfer;

(6) the waiver, compromise, settlement, release or surrender of any right or claim in the ordinary course of business;

(7) a disposition constituting, or resulting from, the enforcement of a Permitted Lien or the liquidation, dissolution, administration or winding up of a Subsidiary of the Issuer;

(8) the sale or other disposition of any assets (other than cash or Cash Equivalents) in exchange for equity securities that are listed on an internationally recognized securities exchange, provided that the aggregate Fair Market Value (determined as of the respective dates on which the Issuer and its Subsidiaries enter into binding commitments to sell such assets for such equity securities) of all such equity securities received by the Issuer and its Subsidiaries from and after the Issue Date does not exceed L50 million (or the Sterling Equivalent), provided further that all such equity securities are disposed of for Cash Equivalents in an Asset Sale within 90 days of the later of (a) receipt and (b) the expiration of any period not longer than 180 days in which the Issuer or any Subsidiary of the Issuer agrees in or pursuant to the documentation relating to such sale or disposition not to dispose of any part of such equity securities without the consent of a third party;

(9)    Italian Invoice Discounting;

(10) leases, subleases and licences of assets, properties or rights, other than Intellectual Property;

(11) licences, sub-licences and non-exclusive escrow and access agreements of or with respect to Intellectual Property of the Issuer and any of its Subsidiaries entered into in the ordinary course of business, provided that (a) any such transaction is expressly permitted under or approved in accordance with the terms of the applicable Intellectual Property Licence Agreements or (b) if such Intellectual Property is not the subject of the Intellectual Property Licence Agreements, the Issuer provides express prior written consent to such transaction;

(12) the sale, lease, sublease, transfer, conveyance or license of Intellectual Property from UK IPR Co, US IPR Co or Ringfenced IPR Co to a Subsidiary of the Issuer in connection with any disposition of such Subsidiary or of assets, properties or rights by such Subsidiary which is otherwise permitted by the applicable Indenture;

(13) the sale or other disposition of assets received in compromise or settlement of claims of the Issuer or any of its Subsidiaries against a customer or other trade debtor; and

(14) the sale or other disposition of promissory notes, loan notes or evidences of indebtedness of customers received by the Issuer or any of its Subsidiaries pursuant to vendor finance arrangements in the ordinary course of business and on arm's-length terms.

"ATTRIBUTABLE DEBT" in respect of a Sale and Leaseback Transaction, the lease portion of which is a finance or capital lease that would be required to be capitalized on a balance sheet in accordance with generally accepted accounting principles applicable in the United Kingdom as in effect at the time such lease was entered into, means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with generally accepted accounting principles applicable in the United Kingdom as in effect at the time such lease was entered into.

"BANKRUPTCY LAW" means Title 11 of the United States Code (11 U.S.C. 101 et. seq.), or any similar United States federal or state law or any relevant law in any other jurisdiction of organization or location of any assets of any Obligor or Significant Subsidiary or any similar law (including, without limitation, (1) the laws of the United Kingdom relating to moratorium, administration, bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors, and (2) the laws of any other jurisdiction relating to bankruptcy, moratorium, insolvency, receivership, reorganization or other relief of debtors and composition with creditors, or any amendment to, succession to or change in such law).

"BBRS BUSINESS" means the broadband routing and switching business of the US Subsidiaries.

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"BENEFICIAL OWNER" has the meaning assigned to such term in Rule 13d-3 and Rule
13d-5 under the US Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is defined in Section 13(d)(3) of the US Exchange Act including, for the avoidance of doubt, any person or persons acting in concert with such person) such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"BOARD OF DIRECTORS" means:

(1) with respect to a corporation, the board of directors or other equivalent body (or any duly authorized committee thereof) of the corporation and, in the case of any corporation having both a supervisory board and an executive or management board, the supervisory board (or any duly authorized committee thereof);

(2) with respect to a partnership, the board of directors or other equivalent body (or any duly authorized committee thereof) of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

"BUSINESS DAY" means a day (other than a Saturday or Sunday) on which commercial banks in the locations specified (or if no locations are specified, in London and New York) are open for general business.

"CAPITAL EXPENDITURE" means any capital expenditure accounted for as a purchase of property, plant or equipment in accordance with Floating UK GAAP.

"CAPITAL LEASE OBLIGATION" means, at the time any determination is to be made, the amount of the liability in respect of a finance or capital lease that would at that time be required to be capitalized on a balance sheet in accordance with generally accepted accounting principles applicable in the United Kingdom as in effect at the time such lease was entered into.

"CAPITAL STOCK" means:

(1) in the case of a corporation, any and all shares, interests, participations, or other equivalent (however designated and whether or not voting) of share capital;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalent (however designated and whether or not voting) of share capital;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"CAPTIVE INSURANCE COMPANY" means Marconi Insurance Limited, a limited liability company incorporated under the laws of Guernsey.

"CASH COLLATERAL RELEASES" means all releases to, or upon the order or instructions of, the Issuer or any of its Subsidiaries of (1) collateral or security constituting cash or Cash Equivalents from any Person (other than the Issuer and its Subsidiaries), which collateral or security was provided by the Issuer or any of its Subsidiaries (a) prior to the Issue Date, (b) in the form of deposits into the Existing Performance Bond Escrow Account, (c) to the New Bonding Facility Security Trustee under the New Bonding Facility Agreement, (d) to any agent, security trustee or lender under, or otherwise in respect of, any Replacement New Bonding Facility Agreement, (e) in respect of an Existing Performance Bond, or (f) in respect of the Interim Bonding Facilities; provided that (i) releases of collateral or security constituting cash or Cash Equivalents in connection with any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued by or on behalf of the Captive Insurance Company shall not constitute a Cash Collateral Release to the extent that the Captive Insurance Company retains such cash and Cash Equivalents, (ii) releases of collateral or security constituting cash or Cash Equivalents by the New Bonding Facility Security Trustee to a lender under the New Bonding Facility Agreement shall not constitute a Cash Collateral Release to the extent that such lender retains such cash and Cash Equivalents to secure the obligations owed to it under the New Bonding Facility Agreement,

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(iii) releases of collateral or security constituting cash or Cash Equivalents in connection with any Italian Easy Loan shall not constitute a Cash Collateral Release and (iv) releases of collateral or security constituting cash or Cash Equivalents in connection with the renewal or extension of any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued under the Interim Bonding Facilities shall not constitute a Cash Collateral Release to the extent that the issuer of the renewed or extended surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or like obligation retains such cash or Cash Equivalents under the terms of an Interim Bonding Facility or (2) cash or Cash Equivalents held in escrow with respect to sales, transfers or other dispositions of assets or property by the Issuer or any of its Subsidiaries prior to the Issue Date.

"CASH EQUIVALENTS" means:

(1) United States dollars, British pounds sterling, Euros, any other currency that is freely convertible into any of the foregoing or a claim on the European Central Bank;

(2) securities (i) issued or directly and fully guaranteed or insured by the US government or any agency or instrumentality of the US government (provided that the full faith and credit of the United States is pledged in support of those securities), or (ii) which are denominated in Euros or British pounds sterling and are issued by, or directly and fully guaranteed or insured by a member of the European Union, or any agency or instrumentality thereof, and which mature, in each case, within six months after the date of acquisition;

(3) certificates of deposit and Eurodollar time deposits issued by a Highly Rated Financial Counterparty and which mature within six months after the date of acquisition;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with a Highly Rated Financial Counterparty;

(5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services (or any successor to the ratings business of either of the foregoing) and which matures within six months after the date of acquisition;

(6) marketable direct obligations of any member of the European Union in each case rated at least "AAA" or the equivalent thereof by both Moody's Investors Service Inc. and Standard & Poor's Rating Services (or any successor to the ratings business of either of the foregoing), or obligations fully and unconditionally guaranteed by one of those sovereign nations (or any agency thereof), of the type and maturity described in clauses (2) through (5) above, which have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

(7) money market funds with at least 95 per cent. of the fund's assets constituting Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

"CHANGE OF CONTROL" means the occurrence of any of the following:

(1) the adoption of a plan relating to the solvent liquidation or dissolution of the Issuer;

(2) the consummation of any transaction the result of which is that any "person" (as defined in the definition of Beneficial Owner above) becomes the Beneficial Owner, directly or indirectly, of more than 30 per cent. of the Voting Stock of the Issuer, measured by voting power rather than number of shares, provided that it shall not constitute a Change of Control if such person acquired Beneficial Ownership of Voting Stock of the Issuer inadvertently (including, without limitation, because (a) such person was unaware that it Beneficially Owned more than 30 per cent. of the Voting Stock of the Issuer or (b) such person was aware of the extent of such Beneficial Ownership but such person acquired Beneficial Ownership of such Voting Stock without any plan or intention to change or influence the control of the Issuer), and such person promptly (and in any event within fifteen (15) London Business Days) divests sufficient Voting Stock of the Issuer so that such person ceases to be the Beneficial Owner, directly or indirectly, of more than 30 per cent. of the Voting Stock of the Issuer, measured by voting power rather than number of shares; or

(3) the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors.

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"COMPARABLE TREASURY ISSUE" means, with respect to the Senior Notes or the
Junior Notes, the United States Treasury security selected by an independent investment banking firm in London (selected by the Issuer and approved by the Senior Note Trustee or, if either (1) no Senior Notes are outstanding or (2) only Junior Notes are being redeemed pursuant to the provisions described under the caption "Description of the Notes -- Redemption -- Optional Clean-Up Redemption of the Junior Notes", approved by the Junior Note Trustee) as having a maturity comparable to the remaining term of the applicable Tranche of Notes that would be utilised, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in United States dollars of comparable maturity to the remaining term of the applicable Tranche of Notes.

"COMPARABLE TREASURY PRICE" means, with respect to any Repayment Date for the Senior Notes or the Junior Notes, (1) the average of the bid and asked prices for the applicable Comparable Treasury Issue for such Tranche of Notes (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such Repayment Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations for such Repayment Date after excluding the highest and lowest of such Reference Treasury Dealer Quotations or
(b) if the applicable Note Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

"CONSOLIDATED EBITDA" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, the Consolidated Profit Before Taxes of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period:

(1) plus an amount equal to any extraordinary or exceptional (whether operating or non-operating) costs or losses realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for such period, to the extent such costs or losses were deducted in computing such Consolidated Profit Before Taxes,

(2) minus an amount equal to any extraordinary or exceptional (whether operating or non-operating) income or gains realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for such period, to the extent such income or gain was included in computing such Consolidated Profit Before Taxes,

(3) plus an amount equal to any costs or losses realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) in respect of discontinued operations for such period, to the extent such costs or losses were deducted in computing such Consolidated Profit Before Taxes,

(4) minus an amount equal to any income or gains realized by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) in respect of discontinued operations for such period, to the extent such losses were deducted in computing such Consolidated Profit Before Taxes,

(5) plus an amount equal to the Consolidated Gross Finance Charges for such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, for such Person) for such period, to the extent that such Consolidated Gross Finance Charges were deducted in computing such Consolidated Profit Before Taxes,

(6) plus an amount equal to interest paid or accrued on the Junior Notes, for such period to the extent such amount was deducted in computing such Consolidated Profit Before Taxes,

(7) minus an amount equal to the Consolidated Gross Finance Income for such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, for such Person) for such period, to the extent that such Consolidated Gross Finance Income was included in computing such Consolidated Profit Before Taxes,

(8) plus an amount equal to the equity in net losses of joint ventures and associates of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such

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       Person) for such period, to the extent that such amounts were deducted in computing such Consolidated Profit Before Taxes,

(9) minus an amount equal to the equity in net income of joint ventures and associates of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period, to the extent that such amounts were included in computing such Consolidated Profit Before Taxes,

(10) plus an amount equal to depreciation and amortization (including amortization or impairment of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period, to the extent that such depreciation and amortization were deducted in computing such Consolidated Profit Before Taxes,

(11) minus an amount equal to any foreign exchange gains recorded in the profit and loss account in respect of the retranslation of the balances outstanding under the Junior and Senior Notes for such period, to the extent such foreign exchange gains were included in computing such Consolidated Profit Before Taxes,

(12) plus an amount equal to any foreign exchange losses recorded in the profit and loss account in respect of the retranslation of the balances outstanding under the Junior and Senior Notes for such period, to the extent such foreign exchange losses were deducted in computing such Consolidated Profit Before Taxes,

(13) minus an amount equal to any finance income related to the expected return on pension and other retirement benefit schemes' assets for such period, to the extent such finance income was included in computing such Consolidated Profit Before Taxes,

(14) plus an amount equal to any financing costs related to the interest on pension and other retirement benefit schemes' liabilities for such period, to the extent such financing costs were deducted in computing such Consolidated Profit Before Taxes,

(15) plus an amount equal to any non-cash expense recorded in the profit and loss account in respect of share options for such period, to the extent such non-cash expense was deducted in computing such Consolidated Profit Before Taxes,

(16) minus an amount equal to any credit or provision release recorded in the profit and loss account in respect of share options for such period, to the extent such credit or provision release was included in computing such Consolidated Profit Before Taxes, in each case, on a consolidated basis and determined in accordance with Fixed UK GAAP, consistently applied.

"CONSOLIDATED GROSS FINANCE CHARGES" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, without duplication, the aggregate amount of interest or amounts in the nature of interest, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), commissions, fees, discounts and other finance payments payable by such Person and such of its Subsidiaries as are specified, in each case in respect of Indebtedness and paid or accrued in such period (including any commissions, fees, discounts and other finance payments payable by such Person and such of its Subsidiaries as are specified under any Permitted Hedging Transaction), on a consolidated basis, determined in accordance with Fixed UK GAAP, consistently applied, minus any interest paid or accrued on the Junior Notes.

"CONSOLIDATED GROSS FINANCE INCOME" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, without duplication, the aggregate amount of interest or amounts in the nature of interest (including, without limitation, non-cash interest income), commissions, fees, discounts and other finance payments received by such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person), including any commissions, fees, discounts and other finance payments received by such

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Person and such of its Subsidiaries as are specified under any Permitted Hedging
Transaction, on a consolidated basis, determined in accordance with Fixed UK GAAP, consistently applied.

"CONSOLIDATED INDEBTEDNESS" means, with respect to any Person at any time, the consolidated Indebtedness of such Person and such of its Subsidiaries as are specified at such time that is required to appear on a balance sheet of such Person and such of its Subsidiaries as are specified in accordance with Fixed UK GAAP, consistently applied.

"CONSOLIDATED PROFIT AFTER TAXES" means, with respect to any specified Person for any period, the aggregate of the Profit After Taxes of such Person and such of its Subsidiaries as are specified for such period, on a consolidated basis, determined in accordance with Floating UK GAAP, consistently applied; provided that:

(1) the Profit After Taxes (but not loss) of any Person that is not a Subsidiary of such Person or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or such of its Subsidiaries as are Wholly-Owned Subsidiaries of such Person;

(2) the Profit After Taxes of any specified Subsidiary of such Person will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Profit After Taxes is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

(3) the Profit After Taxes of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

(4) any discharge of indebtedness income and any income or gain arising as a result of consummation of the Restructuring will be excluded; and

(5) the cumulative effect of a change in accounting principles will be excluded.

"CONSOLIDATED PROFIT BEFORE TAXES" means, with respect to any specified Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, such Person) for any period, the profit (loss) before taxes of such Person and such of its Subsidiaries as are specified (or in the event no Subsidiaries of such Person are specified, of such Person) for such period, on a consolidated basis, determined in accordance with Fixed UK GAAP, consistently applied; provided that:

(1) the profit (loss) before taxes of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(2) any discharge of indebtedness income and any income or gain arising as a result of consummation of the Restructuring will be excluded.

"CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors of the Issuer who:

(1)    was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of those members of such Board of Directors at the time of such nomination or election who were either (a) a member of such Board of Directors on the Issue Date or (b) nominated for election or elected in accordance with this clause (2).

"CONVERTIBLE EURO SENIOR NOTES" means any Senior Notes that are deposited with The Bank of New York, as distribution agent pursuant to the Escrow and Distribution Agreement under the Restructuring, with rights to convert into Euro Senior Notes or Dollar Senior Notes.

"CURRENCY RATE" means the mid-point rate of exchange for the conversion of one currency to another currency as published in the Financial Times (or if the Financial Times is not published, in the International Herald Tribune or another internationally recognised newspaper) on the last Business Day before the day the Corp Scheme Meeting (being in the case of adjournment the last meeting pursuant to such adjournment(s)) is held;

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"DEFAULT" means any event that is, or with the passage of time or the giving of notice or the making of any determination or any combination thereof would be, an Event of Default.

"DEFAULT RATE" means, in the case of the Senior Notes, 10 per cent. per annum and, in the case of the Junior Notes, 12 per cent. per annum.

"DEPOSIT AGREEMENT" means the deposit agreement dated as of the Issue Date between the Issuer and The Bank of New York, as book-entry depositary.

"DEPOSITARY" means The Bank of New York, as book-entry depositary under the Deposit Agreement.

"DERIVATIVE TRANSACTION" means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, equity derivative transaction, bond option, interest rate option, credit default swap, credit derivative transaction, foreign exchange transaction (other than a spot foreign exchange transaction), cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, futures contract, futures transaction, any other derivative contract or any other similar transaction (including any option or future with respect to any of these transactions), and any combination of these transactions.

"DISINTERESTED DIRECTOR" means, with respect to any transaction or series of related transactions, a member of the Board of Directors of the Issuer who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions. Ownership of the Issuer's Equity Interests and/or employment arrangements with the Issuer or any of its Subsidiaries shall not constitute a material direct or indirect financial interest in or with respect to a transaction or series of related transactions not directly related to such ownership or such employment arrangement.

"DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exercisable or exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is one year after the date on which the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments".

"DOLLAR EQUIVALENT" means, with respect to any monetary amount in a currency other than United States dollars, at any time of determination thereof, the amount of United States dollars obtained by translating the amount of such foreign currency into United States dollars at the spot rate for the purchase of United States dollars with the applicable foreign currency as published in the Wall Street Journal on the date that is two (2) New York Business Days prior to such determination (or in the case of the determination of the principal amount of the Junior Notes to be issued in the Restructuring, by translating the amount of any such foreign currency at the Currency Rate).

Except as described under the caption "Description of the Notes -- Certain Covenants -- Indebtedness and Preferred Stock", whenever it is necessary to determine compliance with any covenant that contains an amount expressed in United States dollars in the applicable Indenture and an amount is expressed in a currency other than United States dollars, such amount will be treated as the Dollar Equivalent determined as of the date such amount is initially determined in such currency.

"DOLLAR SENIOR NOTES" means any Senior Notes that are denominated in United States dollars.

"ENFORCEMENT EVENT" means the acceleration of any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) or any declaration that any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) are prematurely due and payable (other than solely as a result of it becoming unlawful for a Secured Creditor to perform its obligations under the

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Relevant Documents) or any failure by any Obligor to pay any principal amount in respect of any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) whether on maturity or otherwise.

"EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exercisable or exchangeable for, Capital Stock).

"ESCROW ACCOUNTS" means the Mandatory Redemption Escrow Account and the Existing Performance Bond Escrow Account established pursuant to the Escrow Agreement.

"ESCROW AGREEMENT" means the escrow agreement dated on or about the date of Security Trust and Intercreditor Deed and made between, among others, the Security Trustee and the Issuer establishing and setting out the terms and conditions of each of the Escrow Accounts.

"ESCROW BANK" means the bank holding the Escrow Accounts in accordance with the Escrow Agreement.

"ESCROW AND DISTRIBUTION AGREEMENT" means the escrow and distribution agreement dated on or before the Issue Date between the Issuer, Marconi plc, the escrow trustee named therein, The Bank of New York as distribution agent, The Law Debenture Trust Corporation p.l.c., Ancrane, Bondholder Communications Group and the Supervisors (as defined therein) with respect to the Restructuring.

"EURO" or "E" means the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended by the Treaty on European Union.

"EURO SENIOR NOTES" means any Senior Notes (other than Convertible Euro Senior Notes) that are denominated in Euros.

"EUROPEAN UNION" means the European Union, including the countries of Austria, Belgium, Denmark, France, Finland, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom, but not including any country which becomes a member of the European Union after the Issue Date.

"EVENTS OF DEFAULT" has the meaning set forth under the caption "Description of the Notes -- Events of Default".

"EXCLUDED ASSET SALE AND LIQUIDATION PROCEEDS" means (1) the first L82 million (or the Sterling Equivalent) of Net Proceeds and/or Liquidation Proceeds received by the Issuer and its Subsidiaries with respect to Excluded Assets, minus (2) the aggregate Net Proceeds and/or Liquidation Proceeds received by the Issuer and its Subsidiaries with respect to Excluded Assets prior to the Issue Date.

"EXCLUDED ASSETS" means assets, rights and properties that are identified as such in writing by the Issuer to the Senior Note Trustee, the Junior Note Trustee and the Security Trustee and that are confirmed in writing by PricewaterhouseCoopers.

"EXISTING INDEBTEDNESS" means Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness owed to the Issuer or any Subsidiary of the Issuer) in existence (i) on the Scheme Launch Date or (ii) incurred after the Scheme Launch Date and in existence on the Issue Date and as set forth in a schedule to each Indenture, in each case until such amounts are repaid.

"EXISTING INTERCOMPANY INDEBTEDNESS" means Indebtedness owed by the Issuer or any of its Subsidiaries to the Issuer or any other Subsidiary of the Issuer (for purposes of this definition, the "creditor") on the Issue Date, in each case until such amounts are repaid, provided that (1) in the event a particular Subsidiary of the Issuer is the creditor under Indebtedness of the Issuer and all its Subsidiaries that in the aggregate exceeds L20 million (or the Sterling Equivalent), such creditor Subsidiary shall be a party to the Security Trust and Intercreditor Deed and (2) such Indebtedness shall be unsecured. For purposes of this definition, any Subsidiary of the Issuer that owns or holds any shares of Preferred Stock or Disqualified Stock issued by the Issuer or any of its other Subsidiaries shall constitute the creditor with respect to such Preferred Stock or Disqualified Stock.

"EXISTING PERFORMANCE BOND ESCROW ACCOUNT" means the Escrow Account established pursuant to the Escrow Agreement to be used to satisfy certain obligations of the Issuer and its Subsidiaries to provide cash collateral under Existing Performance Bonds.

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"EXISTING PERFORMANCE BONDS" means surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature issued by a bank, insurance company or other financial institution on behalf of the Issuer or any of its Subsidiaries in existence on the Issue Date and not issued pursuant to the Interim Bonding Facilities, until such bonds, letters of credit, guarantees or other obligations expire, terminate or are cancelled.

"EXTERNAL ASSETS" means, with respect to any specified Person on any date, the total assets of such Person, after eliminating intercompany assets and investments in Subsidiaries, on such date and in accordance with Floating UK GAAP.

"EXTERNAL SALES" means, with respect to any specified Person for any period, the total revenues of such Person, after eliminating intercompany sales, for such period and in accordance with Floating UK GAAP.

"FAIR MARKET VALUE" means, with respect to any asset, right or property, the sale value that would be obtained in an arm's-length free market transaction between an informed and willing seller and an informed and willing buyer.

"FIXED EXCHANGE RATE" means the fixed exchange rate for the translation of United States dollars into Euro equal to the spot rate for the purchase of Euro with United States dollars as published in the Financial Times on the date that is two (2) London Business Days prior to the Issue Date.

"FIXED UK GAAP" means generally accepted accounting principles applicable in the United Kingdom including Financial Reporting Standards and Statements of Standard Accounting Practices issued by the Accounting Standards Board Limited and as in effect on March 31, 2003.

"FLOATING UK GAAP" means generally accepted accounting principles applicable in the United Kingdom including Financial Reporting Standards and Statements of Standard Accounting Practices issued by the Accounting Standards Board Limited and as in effect from time to time.

"GERMAN IP GUARANTOR" means Marconi Communications GmbH.

"GROUP" means all the Group Companies.

"GROUP COMPANY" means the Issuer or any Subsidiary of the Issuer.

"GROUP LICENCE AGREEMENT" means an intra-group licence agreement to be entered into between the Issuer and the operating companies within the Group providing for a licence authorizing the Issuer and each of its Subsidiaries to use the Intellectual Property of each of them to the extent that such use is ongoing on the Issue Date.

"GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, of the obligation of another Person in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of any Person.

"GUARANTOR" means each Non-US Guarantor and each US Guarantor.

"HIGHLY RATED FINANCIAL COUNTERPARTY" means a bank or financial institution whose financial obligations are rated P-1 by Moody's Investors Service, Inc. or A-1 by Standard and Poor's Rating Services (or any successor to the ratings business of either of the foregoing) or the equivalent rating category of another internationally recognized rating agency.

"INDEBTEDNESS" means, with respect to any specified Person, without duplication:

(1)    all indebtedness of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, notes, debentures, loan stock or similar instruments;

(3) all obligations, contingent or otherwise, of such Person in respect of surety bonds, appeal bonds, bid bonds, performance bonds or other obligations of a like nature;

(4) all obligations, contingent or otherwise, of such Person in respect of letters of credit, banker's acceptances, bank guarantees, acceptance or other similar facilities, in each case, including reimbursement obligations or agreements in respect thereof;

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(5)    all Capital Lease Obligations of such Person;

(6) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), and all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property or services, but in each case excluding trade payables and other accrued current liabilities arising in the ordinary course of business;

(7) all Attributable Debt with respect to any Sale and Leaseback Transaction of such Person;

(8) receivables sold or discounted (including, for the avoidance of doubt, transactions having the economic effect of a sale or discounting of receivables) by such Person, provided that receivables to the extent they are sold or discounted on a non-recourse basis shall be disregarded, and for this purpose, where recourse:

      (a)   is limited to the receivables sold; and/or

      (b) arises as a result of breach of warranties (or the equivalent), including warranties (or the equivalent) regarding the validity and enforceability of the receivables sold but excluding warranties (or the equivalent) in respect of the creditworthiness of the receivable debtor;

      the sale or discounting of such receivable shall be deemed to be on a non-recourse basis;

(9) any amount raised under any other transaction by such Person (including any forward sale or purchase agreement) having the commercial effect of a borrowing, excluding trade payables and other accrued current liabilities arising in the ordinary course of business;

(10) all obligations of such Person under any Derivative Transaction (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

(11) the greater of the voluntary or involuntary maximum fixed repurchase price of all Disqualified Stock of such Person; and

(12)   any Preferred Stock issued by any Subsidiary of such Person.

In addition, the term "Indebtedness" includes all Indebtedness of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to any asset or property of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, any Guarantee or indemnity of the specified Person with respect to any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) in the case of any Indebtedness issued with original issue discount, the accreted value of the Indebtedness; and

(2) in the case of any other Indebtedness, the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due.

"INDENTURES" means the Senior Note Indenture and the Junior Note Indenture collectively.

"INITIAL SECURITY DOCUMENTS" means the security documents to be dated on or before the Issue Date that are set forth in a schedule to the Indentures.

"INITIAL TRANSACTION SECURITY" means all assets, properties and rights of the Issuer and its Subsidiaries that are subject to Liens pursuant to the terms and provisions of the Initial Security Documents in order to secure the Secured Obligations.

"INTELLECTUAL PROPERTY" means all industrial and intellectual property rights whether registered or not including pending applications for registration of such rights and the right to apply for registration of such rights including but not limited to Patents, utility models, design patents, registered designs, design rights, trade and service marks, copyrights (including copyright and equivalent rights in computer software), rights in inventions, technical information, rights in know-how, business names, database rights, processes, models, formulae and

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experiments and all rights of equivalent or similar effect to any of those which may subsist anywhere in the world.

"INTELLECTUAL PROPERTY LICENCE AGREEMENTS" means (1) the licences from the IPR SPVs (and in the case of the German IP Guarantor, the Security Trustee) to the relevant Subsidiaries of the Issuer, (2) the Research and Development Cost Sharing Agreement and (3) the Group Licence Agreement.

"INTERIM BONDING FACILITIES" means (1) the interim bonding facility dated May 10, 2002, as amended, among Barclays Bank PLC, HSBC Bank plc and JPMorgan Chase Bank and Marconi Bonding Limited providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature and (2) the temporary bonding facility dated February 8, 2002 among Barclays Bank PLC, HSBC Bank plc and Marconi Bonding Limited providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature.

"INVESTMENTS" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Subsidiaries and Affiliates) in the form of loans (including Guarantees or similar arrangements), advances or capital contributions (by means of any transfer of cash or other property to a Person other than the Issuer or any of its Subsidiaries or any payment for property or services for the account or use of a Person other than the Issuer or any of its Subsidiaries) or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with Floating UK GAAP. The acquisition by the Issuer or any Subsidiary of the Issuer of a Person that becomes a Subsidiary of the Issuer or any Subsidiary of the Issuer and that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of "Description of the Notes -- Certain Covenants -- Restricted Payments -- Exceptions Applicable to the Issuer, Non-US Subsidiaries and US Subsidiaries" above.

"IPR SPV" means each of UK IPR Co, US IPR Co and Ringfenced IPR Co.

"ISSUE DATE" means the date on which the Notes are first originally issued.

"ISSUER" means Marconi Corporation plc and any successor thereto.

"ITALIAN EASY LOANS" means the subsidized loans existing as of the Issue Date granted by the Italian Ministry of Productive Activities (formerly, Ministry of Industry), either directly or through its authorised agents, in favor of Marconi Communications S.p.A. and Marconi Sud S.p.A. or any other Subsidiary of the Issuer incorporated under the laws of Italy pursuant to the provisions of Law no. 46 dated February 17, 1982 and Legislative Decree No. 297 dated July 27, 1999.

"ITALIAN INVOICE DISCOUNTING" means the discounting or factoring (including, for the avoidance of doubt, transactions having the economic effect of discounting or factoring) by Non-US Subsidiaries organized in Italy of trade receivables owed to such Non-US Subsidiaries in the ordinary course of business on arm's-length terms, provided that (1) the aggregate gross proceeds received from all such trade receivables discounted or factored from and after the Issue Date does not exceed E60 million (or the equivalent in other currencies) and (2) such discounting or factoring is on a non-recourse basis within the meaning specified in clause (8) of the definition of Indebtedness.

"JUNIOR NOTE INTEREST ACCRUAL PERIOD" means, in respect of each Junior Note Interest Period, (1) if no Repayment Date has occurred during such Junior Note Interest Period, such Junior Note Interest Period or (2) if one or more Repayment Dates have occurred during such Junior Note Interest Period, each successive period beginning on (and including) the first day of such Junior Note Interest Period and ending on (but excluding) the next Repayment Date and thereafter each period beginning on (and including) such Repayment Date and ending on (but excluding) the next Repayment Date, or if none the next Junior
Note Interest Payment Date.

"JUNIOR NOTE INTEREST PAYMENT DATE" means each 31 January, 30 April, 31 July and 31 October, commencing 31 July 2003.

"JUNIOR NOTE INTEREST PERIOD" means each period beginning on (and including) the Issue Date or any Junior Note Interest Payment Date and ending on (but excluding) the next Junior Note Interest Payment Date.

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"JUNIOR NOTE INTEREST RATE" means, with respect to any Junior Note Interest
Period, (a) if the Issuer elects to pay and actually pays interest on the Junior Notes on the relevant Junior Note Interest Payment Date in cash, 10 per cent. per annum, otherwise (b) 12 per cent. per annum.

"JUNIOR NOTES" means the Guaranteed Junior Secured Notes due 2008 issued by the Issuer pursuant to the Restructuring and any Junior PIK Notes.

"JUNIOR PIK NOTES" means any Junior Notes issued and constituting interest or Additional Amounts paid in kind on outstanding Junior Notes.

"LIEN" means, with respect to any asset or property, any mortgage or deed of trust, lien (statutory or otherwise), pledge, charge, security interest, assignment, deposit, easement, hypothecation, or other encumbrance of any kind upon or in respect of such asset or property, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale, capital lease or other title retention agreement, any lease in the nature thereof, any agreement to give a charge, mortgage or other security interest in and any filing of or agreement to give any financing statement under a statute or regulation of any jurisdiction.

"LIQUIDATION PROCEEDS" means the aggregate cash and Cash Equivalents received by the Issuer or any of its Subsidiaries (i) in respect of the liquidation, dissolution or winding up of any Subsidiary in its capacity as holder of any Equity Interest in such Subsidiary that occurs following or otherwise in connection with the sale of all or substantially all of the assets of such Subsidiary to a Person other than the Issuer or any of its Subsidiaries or (ii) in respect of the liquidation, dissolution or winding up of any Investment in a Person other than the Issuer or any of its Subsidiaries that is owned by the Issuer or a Subsidiary, net of, without duplication:

(1) any cash investment in, or payment or repayment of any Indebtedness or other liability of, any Subsidiary of the Issuer being liquidated, dissolved, placed under administration or wound-up that is made by the Issuer or any other Subsidiary of the Issuer contemporaneously with such liquidation, dissolution, administration or winding-up, but only to the extent of the amount of such cash investment, payment or repayment;

(2) the direct costs actually incurred by the Issuer or such Subsidiary including, without limitation, legal, accounting and investment banking fees, sales commissions, and taxes required to be paid or accrued as a liability under Floating UK GAAP as a consequence of such liquidation, dissolution, administration or winding-up, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements; and

(3) all distributions and other payments required to be made to minority interest holders in any Subsidiary of the Issuer as a result of such liquidation, dissolution, administration or winding-up.

"MAKE-WHOLE AMOUNT" means, with respect to the Senior Notes and the Junior Notes and any Repayment Date, an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest after such Repayment Date (assuming, in the case of the Junior Notes, the payment of interest in Junior PIK Notes, unless at any time after the second scheduled Junior Note Interest Payment Date, the Issuer has paid interest on the Junior Notes in full in cash on the two consecutive Junior Note Interest Payment Dates preceding such Repayment Date, in which case the payment of interest in cash shall be assumed) on the applicable Tranche of Notes discounted to the Repayment Date of such Notes on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate for such Tranche of Notes as determined by an independent investment banking firm in London (selected by the Issuer and approved by the Senior Note Trustee or, if no Senior Notes are outstanding, the Junior Note Trustee).

"MANDATORY REDEMPTION ESCROW ACCOUNT" means the Escrow Account established pursuant to the Escrow Agreement to receive deposits to be applied to, inter alia, the mandatory redemption of the Junior Notes and/or the Senior Notes.

"MCHI" means Marconi Communications Holdings, Inc., a Delaware corporation.

"MCHI PLAN OF LIQUIDATION AND DISSOLUTION" means the Plan of Complete Liquidation and Dissolution adopted and approved by the Board of Directors and stockholders, respectively, of MCHI in March 2001 as in effect on the Issue Date.

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"NET PROCEEDS" means the aggregate cash and Cash Equivalents received by the
Issuer or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, payments in respect of deferred payment arrangements (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of, and any non-cash consideration received in any Asset Sale when disposed of for, cash or Cash Equivalents), net of, without duplication (but in each case provided that the Issuer may, in its discretion, elect not to deduct all or any portion of the following amounts from the aggregate cash and Cash Equivalents received):

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including fees and expenses of counsel, actuaries, accountants and investment bankers) in connection with such Asset Sale;

(2) all taxes required to be paid or accrued as a liability under Floating UK GAAP, consistently applied as a consequence of such Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements;

(3) all distributions and other payments required to be made to minority interest holders in any Subsidiary of the Issuer as a result of such Asset Sale;

(4) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the assets, properties or rights that were the subject of such Asset Sale, or Indebtedness which pursuant to applicable law must be repaid out of the proceeds of such Asset Sale;

(5) amounts required to be applied to the repayment of Existing Indebtedness which by its terms, or in order to obtain a necessary consent to such Asset Sale, must be repaid out of the proceeds of such Asset Sale;

(6) the provision of appropriate amounts by the Issuer or any of its Subsidiaries as a reserve against any liabilities and/or indemnification obligations retained and/or assumed by the Issuer or any of its Subsidiaries pursuant to such Asset Sale, as determined in accordance with, and only to the extent required by, Floating UK GAAP, as reflected in an officers' certificate of the Issuer delivered to the applicable Note Trustee; and

(7) to the extent required pursuant to any binding agreement between the Pension Benefit Guaranty Corporation and the Issuer or its Subsidiaries (a "PBGC Agreement") any amount contributed to the Marconi USA Employees' Retirement Plan or the RELTEC Corporation Retirement Plan (or any successor plans thereto) for any Affected Pension Participants representing not more than the allocable portion of any underfunding under such pension plan or plans attributable to Affected Pension Participants, to the extent that, in connection with such Asset Sale, the assets and liabilities under the applicable pension plan or plans attributable to such Affected Pension Participants are not transferred to a pension plan maintained by or on behalf of the acquirer in such Asset Sale (for purposes of this clause (7) the net underfunding shall be computed based on the present value of the applicable plan's assets and liabilities as of the date of the Asset Sale and using the applicable actuarial assumptions then being used by the Pension Benefit Guaranty Corporation of the United States for purposes of calculating plan termination liability and using such other actuarial assumptions and methods considered reasonable by the Issuer to determine such liabilities on the sale date based on employee data as of the previous plan valuation date updated to reflect significant demographic changes or, if less, in accordance with any PBGC Agreement), it being understood that, to the extent required under a PBGC Agreement upon the sale of the OPP Business or, if later, the sale of the North American Access Business, the RELTEC Corporation Retirement Plan shall be fully funded or the sponsorship thereof transferred to a third-party buyer of either such business unit;

      provided, however, that if either (i) the instrument or agreement governing such Asset Sale requires the transferor to maintain a portion of the purchase price in escrow or otherwise segregate and set aside a portion of the purchase price, whether as a reserve for adjustment of the purchase price or otherwise, for a period not in excess of nine months or
      (ii) the Issuer, in its reasonable judgment, determines that it is desirable to segregate and set aside funds as a reserve for post-closing adjustments to the purchase price or post-closing balance sheet adjustments for a period not in excess of nine months, the portion of the cash or Cash Equivalents that is actually placed in escrow or segregated and set aside by the transferor shall not be deemed to be Net Proceeds until the escrow terminates or the transferor ceases to segregate

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      and set aside such funds, in whole or in part, and then only to the extent of the proceeds released from escrow to the transferor or that are no longer segregated and set aside by the transferor.

For the avoidance of doubt, the term "NET PROCEEDS" shall also include those amounts described under the caption "Description of the Notes -- Certain Covenants -- Purchase and Cancellation of Notes".

"NEW BONDING FACILITY AGREEMENT" means the L50 million committed revolving bonding facility agreement to be entered into on or prior to the Issue Date among the Issuer, Marconi Bonding Limited, the New Bonding Facility Security Trustee, the New Bonding Facility Banks and certain Non-US Subsidiaries providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature on behalf of the Issuer and/or any Non-US Subsidiary, as such agreement may be amended, extended, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, extensions, supplements or other modifications of the foregoing); provided that (1) the aggregate principal amount of Indebtedness at any one time outstanding thereunder shall not exceed L50 million (or the Sterling Equivalent) and (2) the term of such facility shall not extend beyond the date that is 30 months after the Issue Date (but, for the avoidance of doubt, Indebtedness and other obligations incurred or arising under such facility on or prior to the date that is 30 months after the Issue Date may extend beyond such date in accordance with the provisions of such facility).

"NEW BONDING FACILITY BANKS" means those banks party to the Security Trust and Intercreditor Deed as New Bonding Facility Banks.

"NEW BONDING FACILITY FUNDING AMOUNT" means at any time the lesser of (i) L25,000,000 (or the Sterling Equivalent) and (ii) one half of the aggregate facility limit under the New Bonding Facility Agreement.

"NEW BONDING FACILITY SECURITY TRUSTEE" means HSBC Bank plc or any successor appointed as agent and security trustee pursuant to the New Bonding Facility Agreement.

"NON-US GUARANTOR" means each of:

(1)    Metapath Software International Limited
      Mobile Systems International Holdings Limited
      GPT Special Project Management Limited
      Marconi Communications Limited
      Marconi Communications International Limited
      Marconi Communications China Limited
      Marconi Communications International Investments Limited
      Marconi Communications International Holdings Limited
      Marconi Communications Investments Limited
      Marconi Communications Holdings Limited
      Marconi (Bruton Street) Limited
      Marconi Corporation plc
      Marconi (DGP1) Limited
      Marconi (DGP2) Limited
      Marconi Bonding Limited
      Marconi Optical Components Limited
      Associated Electrical Industries Limited
      English Electric Company Ltd
      Marconi (Elliott Automation) Limited
      Elliott-Automation Holdings Limited
      Marconi Aerospace Unlimited
      Marconi UK Intellectual Property Limited
      Marconi (NCP) Limited
      Highrose Limited
      Marconi Inc.
      Marconi Communications Holdings, Inc.
      Marconi Communications North America, Inc.
      FS Holdings Corp

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      FS Finance Corp
      Marconi Software International, Inc.
      Metapath Software International (US), Inc.
      Metapath Software International, Inc.
      Marconi Intellectual Property (US), Inc.
      Marconi Communications Holdings GmbH
      Marconi Communications GmbH
      Marconi Communications Real Estate GmbH
      Marconi Holdings SpA
      Marconi Communications SpA
      Marconi Sud SpA
      Marconi Communications Telemulti Ltda
      Marconi Australia Holdings Pty Limited (change of registration details from Marconi Australia Holdings Limited expected to be effective from 11 April 2003)
      Marconi Australia Pty Limited
      Marconi Communications Asia Limited
      G.E.C. (Hong Kong) Limited
      Bruton Street Overseas Investments Limited; and
       Bruton Street Partnership (a Delaware general partnership to be converted to a Delaware corporation prior to the Issue Date);

(2) any other Non-US Subsidiary that executes a Guarantee of (a) the Senior Notes pursuant to the Senior Note Indenture and (b) the Junior Notes pursuant to the Junior Note Indenture; and

(3)    each of their respective successors and assigns.

"NON-US SUBSIDIARY" means any Subsidiary of the Issuer other than a US
Subsidiary.

"NORTH AMERICAN ACCESS BUSINESS" means that portion of the network equipment business of the US Subsidiaries comprising the North American access systems business, which develops, manufactures, markets and sells last-mile copper and fibre digital network equipment for the connection of business and consumer end-users to communications networks in the United States and Canada (including a service provider's switch or local exchange or an internet service provider), but excluding the Outside Plant and Power Business and the BBRS Business.

"NOTE TRUSTEES" means the Senior Note Trustee and the Junior Note Trustee collectively, or either of them, if the context requires.

"NOTES" means the Senior Notes and the Junior Notes collectively, or either of them, if the context requires.

"OBLIGATIONS" means any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities (including, without limitation, contingent and prospective liabilities) payable under the documentation governing any Indebtedness.

"OBLIGOR" means each of the Issuer, the Guarantors and any Additional Guarantor.

"OPTIONAL REDEMPTION PRICE" means, with respect to the Senior Notes and the Junior Notes, an amount per Note equal to the greater of (1) the applicable Make-Whole Amount for such Note and (2) 110 per cent. of the principal amount of such Note, plus in each case accrued and unpaid interest and Additional Amounts, if any, to the date of redemption.

"OUTSIDE PLANT AND POWER BUSINESS" means that portion of the network equipment access systems business of the US Subsidiaries that comprises outside plant and power products that power, connect, protect or enclose parts of a telecommunications network and services related to the installation, engineering, maintenance and repair of and training for telecommunications products.

"PATENTS" means all pending patent applications and registered patents.

"PAYING AGENT" means any Person appointed as a paying agent under the Senior
Note Indenture and/or the Junior Note Indenture, as applicable and which initially shall be The Bank of New York under the Senior Note Indenture and the Junior Note Indenture.

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"PAYMENT STOP EVENT" means the occurrence of either of the following:

(1) the failure by an Obligor to pay on the due date any amount payable under the Senior Notes or the Senior Note Indenture, or

(2) the acceleration of the maturity of the Senior Notes following the occurrence of an Event of Default under the Senior Notes or the Senior
       Note Indenture,

       provided that a Payment Stop Event shall cease to be continuing if:

       (a) the relevant Default under the Senior Notes or the Senior Note Indenture has been remedied or waived and any such acceleration has been rescinded in accordance with the Senior Note Indenture;

       (b) the Required Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes consent in writing to the cessation of such Payment Stop Event; or

       (c) the Secured Obligations under the Senior Notes and the Senior Indenture have been discharged in full and there are no further Obligations under the Senior Notes or the Senior Note Indenture.

"PERMITTED BUSINESS" means business of the general nature of the Issuer and its Subsidiaries conducted on the Issue Date and businesses ancillary or reasonably related or complementary thereto.

"PERMITTED CORE BUSINESS" means the telecommunications network equipment and network services businesses conducted by the Issuer and its Non-US Subsidiaries on the Issue Date, excluding the US Core Businesses.

"PERMITTED DEBT" means any of the following:

(1)    Existing Indebtedness and Existing Intercompany Indebtedness;

(2)    Permitted Refinancing Indebtedness;

(3) Indebtedness represented by the Senior Notes and the Junior Notes and the Guarantees thereof;

(4) Indebtedness of the Issuer or any Non-US Subsidiary incurred in the ordinary course of business under the New Bonding Facility Agreement or any Replacement New Bonding Facility Agreement;

(5)    Permitted Intra-Group Indebtedness;

(6) Indebtedness of the Issuer and its Subsidiaries in respect of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature incurred in the ordinary course of business;

(7) Indebtedness of the Issuer and its Subsidiaries arising from agreements for indemnification or purchase price adjustment or similar obligations incurred or assumed in connection with the disposition or purchase of any assets, provided, in the case of a sale, that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Issuer and its Subsidiaries (including the Fair Market Value of any non-cash proceeds);

(8) Indebtedness of the Issuer and its Subsidiaries in respect of workers' compensation and other claims or obligations arising under or in connection with social security, welfare, employment-related or similar regulation, or in connection with self-insurance or similar requirements related thereto, in each case arising in the ordinary course of business, including for the avoidance of doubt, Guarantees of any obligations of the foregoing nature;

(9) the accrual of interest on Indebtedness of the Issuer and its Subsidiaries that has not been capitalized or added to the principal amount of such Indebtedness or the accretion or amortization of original issue discount with respect to Indebtedness, which Indebtedness was in each case permitted by another clause of this definition;

(10) Indebtedness of the Captive Insurance Company in an aggregate principal amount at any one time outstanding not to exceed L20 million (or the Sterling Equivalent);

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(11)   Indebtedness of the Issuer and its Subsidiaries consisting of advance or extended payment terms in the ordinary course of business provided that no Lien (other than a Permitted Lien) is created in connection with such advance or extended payment terms;

(12) Indebtedness of the Issuer and its Subsidiaries pursuant to Permitted Hedging Transactions;

(13) the Guarantee by the Issuer or any Non-US Guarantor of Indebtedness of the Issuer or any other Non-US Guarantor, which Indebtedness is permitted by another clause of this definition;

(14) the Guarantee by any US Guarantor that is not a US Core Business Subsidiary of Indebtedness of any other US Guarantor that is not a US Core Business Subsidiary, which Indebtedness is permitted by another clause of this definition;

(15) the Guarantee by any US Core Business Subsidiary of Indebtedness of another US Core Business Subsidiary engaged in the same US Core Business, which Indebtedness is permitted by another clause of this definition;

(16) Indebtedness of any US Subsidiary under the US Working Capital Facility in an aggregate principal amount at any one time outstanding for all US Subsidiaries not to exceed US$22.5 million (or the Dollar Equivalent);

(17) Indebtedness of the Issuer or any of its Subsidiaries arising from an indemnity or similar obligation to any export credit agency or similar governmental or quasi-governmental entity of any member state of the Organisation for Economic Co-operation and Development in each case in an amount not to exceed the portion of the price to be paid to the Issuer or any of its Subsidiaries under a contract for goods or services that is guaranteed, insured or otherwise supported by such export credit agency or similar governmental or quasi-governmental entity and in an aggregate amount at any time outstanding not to exceed L50 million (or the Sterling Equivalent);

(18) Indebtedness of the Issuer and the Non-US Subsidiaries in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this clause (18) which, when aggregated with all other Indebtedness of the Issuer and all Non-US Subsidiaries not permitted by any other clause of this definition, does not exceed (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior
       Note Indenture, L75 million (or the Sterling Equivalent), or otherwise
       (b) L50 million (or the Sterling Equivalent); and

(19) Indebtedness of the US Subsidiaries in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this clause (19) which, when aggregated with all other Indebtedness of all US Subsidiaries not permitted by any other clause of this definition, does not exceed (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, US$15 million (or the Dollar Equivalent), or otherwise (b) US$10 million (or the Dollar Equivalent).

"PERMITTED HEDGING TRANSACTION" means any Derivative Transaction that is a currency option agreement or forward foreign exchange agreement entered into by the Issuer or any of its Subsidiaries with any Person (other than the Issuer or any of its Subsidiaries) (1) designed to protect against fluctuations in currency values solely with respect to (a) trade receivables, (b) trade payables, (c) the obligations of the Issuer to make payments of principal, premium, if any, interest or Additional Amounts, if any, on the Senior Notes or the Junior Notes or (d) consideration receivable in the form of cash or Cash Equivalents pursuant to Asset Sales, and (2) other than in the case of clause
(1)(c), in the ordinary course of business and with a non-extendable term of not more than 12 months.

"PERMITTED INTRA-GROUP HEDGING TRANSACTION" means any Derivative Transaction that is a currency option agreement or forward foreign exchange agreement between or among the Issuer and any of its Subsidiaries designed to protect against fluctuations in currency values and entered into in the ordinary course of business and on arm's-length pricing.

"PERMITTED INTRA-GROUP INDEBTEDNESS" means Indebtedness created, incurred or acquired after the Issue Date and owed by the Issuer or any of its Subsidiaries (for purposes of this definition, the "debtor") to the Issuer or

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any of its Subsidiaries (for the purposes of this definition, the "creditor")
that complies with the criteria set out in one or more of the following clauses:

(1) the debtor is the Issuer or any Non-US Guarantor and the creditor is the Issuer or any Non-US Guarantor; or

(2)    the debtor is any US Guarantor and the creditor is any US Guarantor; or

(3) the debtor is the Issuer or any Non-US Guarantor, the creditor is any Non-US Subsidiary that is not a Non-US Guarantor and the creditor is a direct or indirect Subsidiary of the debtor, provided that, in the event such Indebtedness in respect of which a particular Subsidiary of the Issuer is the creditor exceeds an aggregate of L20 million (or the Sterling Equivalent), such Subsidiary shall be a party to the Security Trust and Intercreditor Deed; or

(4) the debtor is any US Guarantor, the creditor is any US Subsidiary that is not a US Guarantor and the creditor is a direct or indirect Subsidiary of the debtor, provided that, in the event such Indebtedness in respect of which a particular Subsidiary of the Issuer is the creditor exceeds an aggregate of L20 million (or the Sterling Equivalent), such Subsidiary shall be a party to the Security Trust and Intercreditor Deed; or

(5) the debtor is a Non-US Subsidiary that is not a Non-US Guarantor and the creditor is any other Non-US Subsidiary that is not a Non-US Guarantor; or

(6) the debtor is a US Subsidiary that is not a US Guarantor and the creditor is any other US Subsidiary that is not a US Guarantor; or

(7) the debtor is a Non-US Subsidiary that is not a Non-US Guarantor, the creditor is the Issuer or a Non-US Guarantor, and the aggregate principal amount of all such Indebtedness outstanding pursuant to this clause does not at any time exceed L50 million (or the Sterling Equivalent); or

(8) the debtor is a US Subsidiary that is not a US Guarantor, the creditor is a US Guarantor, and the aggregate principal amount of all such Indebtedness outstanding pursuant to this clause does not at any time exceed US$30 million (or the Dollar Equivalent); or

(9) the debtor is the Issuer or a Non-US Guarantor that directly or indirectly owns all of the Equity Interests of the US Parent and the creditor is a US Subsidiary; or

(10) such Indebtedness is incurred under a Permitted Intra-Group Hedging Transaction; or

(11) the debtor is a Non-US Subsidiary that is not a Non-US Guarantor and such Indebtedness arises by virtue of a counter-indemnity obligation owed to Marconi Bonding Limited with respect to Marconi Bonding Limited's obligation under any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued for the account or benefit of such Non-US Subsidiary; or

(12) the debtor is a US Subsidiary that is not a US Guarantor and such Indebtedness arises by virtue of a counter-indemnity obligation owed to a US Guarantor with respect to such US Guarantor's obligation under any surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature issued for the account or benefit of such US Subsidiary, provided that if such US Guarantor is a US Core Business Subsidiary, such US Subsidiary is engaged in the same US Core Business as such US Guarantor; or

(13) the debtor is a US Subsidiary and the creditor is the Issuer or any other Subsidiary of the Issuer pursuant to a loan the proceeds of which are used solely to pay the costs of the liquidation, administration, dissolution, closure, suspension of business or winding up of such US Subsidiary or the termination of a business or operation of such US Subsidiary;

(14) the debtor is a Subsidiary of the Issuer and such Indebtedness arises by virtue of a counter-indemnity obligation owed to Marconi Inc. with respect to a letter of credit, bank guarantee or other obligation of a like nature issued for the account or benefit of Marconi Inc. in connection with any insurance arrangements of Marconi Inc. undertaken or arranged for the benefit of such Subsidiary; or

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(15)   the debtor is the Issuer or a Subsidiary of the Issuer and such
       Indebtedness arises by virtue of a counter-indemnity obligation owed to the Issuer or another Subsidiary of the Issuer with respect to any Indebtedness of the Issuer or such other Subsidiary of the type described in clause (8) of the definition of Permitted Debt in connection with any claim or other obligation that is attributable to the debtor, provided, however, that (a) with respect to Indebtedness in clauses (1), (2),
(3), (4), (9) and (10) above, if the Issuer or any Guarantor is the debtor in respect of such Indebtedness, such Indebtedness must be unsecured, and (b) with respect to Indebtedness in clauses (1), (2) and (9) above, both the creditor and the debtor in respect of such Indebtedness must be parties to the Security Trust and Intercreditor Deed.

For purposes of this definition, (1) if the Issuer or any Subsidiary of the Issuer has shares of Preferred Stock or Disqualified Stock outstanding, the Issuer or such Subsidiary shall constitute the "debtor" with respect to such Preferred Stock or Disqualified Stock and (2) if the Issuer or any Subsidiary of the Issuer owns or holds any shares of Preferred Stock or Disqualified Stock described in clause (1), the Issuer or such Subsidiary shall constitute the "creditor" with respect to such Preferred Stock or Disqualified Stock.

"PERMITTED INTRA-GROUP TRANSFER" means

(1) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of inventory (including equipment that constitutes inventory) between or among the Issuer and any Non-US Subsidiaries in the ordinary course of business;

(2) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of inventory (including equipment that constitutes inventory) between or among US Subsidiaries (other than US Core Business Subsidiaries engaged in different US Core Businesses) in the ordinary course of business;

(3) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among the Issuer and any Non-US Guarantors or between or among any Non-US Guarantors, provided however, that where the parties thereto are not in the Same Jurisdiction, such transaction is made at Fair Market Value;

(4) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among any Non-US Subsidiaries that are not Guarantors;

(5) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among Non-US Subsidiaries that are not Guarantors and the Issuer or any Non-US Guarantors, provided however, that such transaction is made at Fair Market Value;

(6) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights from a US Guarantor that is not a US Core Business Subsidiary to another US Guarantor that is not a US Core Business Subsidiary, provided however, that where the parties thereto are not in the Same Jurisdiction, such transaction is made at Fair Market Value;

(7) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among any US Subsidiaries that are not Guarantors;

(8) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among US Subsidiaries that are not Guarantors and any US Guarantors, provided however, that such transaction is made at Fair Market Value;

(9) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of any assets, properties or rights between or among US Core Business Subsidiaries engaged in the same US Core Business;

(10) a sale, lease, transfer, conveyance or other disposition, directly or indirectly, of assets of a US Core Business by a transferor to a US Guarantor that is incorporated either (a) under the laws of the United States, any state thereof or the District of Columbia or (b) in the Same Jurisdiction as the transferor, in each case solely in compliance with and to the extent necessary to comply with the covenant described under the caption "Description of the Notes -- Certain Covenants -- Covenants Regarding US Core Businesses";

(11)   tax loss surrenders between or among the Issuer and its Subsidiaries;

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(12)   a licence, sublicence or transfer of Intellectual Property between or among the Issuer and any of its Subsidiaries or between or among its Subsidiaries, provided that (a) such licence, sublicence or transfer is expressly permitted under or approved in accordance with the terms of the applicable Intellectual Property Licence Agreements or (b) if such Intellectual Property is not the subject of the Intellectual Property Licence Agreements, the Issuer provides express prior written consent to such transaction;

(13) a transfer of assets that constitutes a Permitted Investment or Restricted Payment that is permitted by the covenant described under the caption "Description of the Notes -- Certain Covenants -- Restricted Payments"; and

(14) a transfer by FS Holdings Corp of Equity Interests in Marconi Communications Inc. to the US Parent.

"PERMITTED INVESTMENTS" means:

(1) any Investment by the Issuer or a Non-US Subsidiary in the Issuer or a Non-US Subsidiary (including, for these purposes, a newly organized Person that will as a result of such Investment become a Non-US Subsidiary);

(2) any Investment by a US Subsidiary in a US Subsidiary (including, for these purposes, a newly organized Person that will as a result of such Investment become a US Subsidiary);

(3) any Investment by FS Holdings Corp in Equity Interests in US Parent solely in exchange for Equity Interests in Marconi Communications Inc;

(4)    any Investment in cash or Cash Equivalents;

(5) any Investment made as a result of the receipt of non-cash or deferred consideration from an Asset Sale that was made in compliance with the covenant described above under the caption "Description of the Notes -- Certain Covenants -- Asset Sales";

(6) Investments received upon the sale or disposition of assets that were excluded from the definition of "Asset Sale" pursuant to clause (1) of the second paragraph of the definition thereof (other than Investments in Equity Interests) or clause (9) of the second paragraph of the definition thereof;

(7) Investments solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer;

(8) Investments received by the Issuer or any Subsidiary of the Issuer (a) as a result of the waiver, compromise, settlement, release or surrender, in each case in the ordinary course of business, of any right or claim of the Issuer or such Subsidiary, including any debt owing to the Issuer or such Subsidiary, or (b) in satisfaction of judgments or pursuant to any plan of reorganization, compromise, scheme or similar arrangement upon the bankruptcy or insolvency of a debtor;

(9) any refinancing, amendment, renewal, extension, modification or replacement (including in connection with or as a result of a bankruptcy, insolvency, workout, reorganization or recapitalization) of any Investment existing on the Issue Date or any Investment made subsequent to the Issue Date that was permitted to be made under the applicable Indenture, in each case so long as no additional Investment is made;

(10) receivables (including extended payment terms) created or acquired in the ordinary course of business by the Issuer or any Subsidiary of the Issuer and payable or dischargeable in accordance with its customary trade terms;

(11) negotiable instruments held for deposit or collection in the ordinary course of business;

(12) Investments resulting from the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of, or in connection with, the acquisition of such Person, provided that the acquisition of such Person is permitted pursuant to another clause of the definition of "Permitted Investments";

(13) loans or advances by the Issuer or any Subsidiary of the Issuer to their respective officers, directors or employees for travel, transportation, entertainment, moving, relocation and other business expenses that

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       are made in the ordinary course of business in an aggregate amount at any time outstanding not to exceed L3 million (or the Sterling Equivalent);

(14) Investments consisting of loans or advances by the Issuer or any Non-US Subsidiary to customers for the purposes of financing all or a portion of the purchase of goods or services from the Issuer or any Non-US Subsidiary, provided that such Investments do not involve the provision of cash by the Issuer or any Non-US Subsidiary to the recipient of such financing, and provided further that the aggregate amount of all such outstanding Investments made after the Issue Date does not at any time exceed L20 million (or the Sterling Equivalent) (provided that Investments lasting for no more than five (5) London Business Days in connection with arrangements to transfer such loans or advances to third parties will not be included in the calculation of such amount until the expiration of such five (5) London Business Days);

(15) Investments consisting of loans or advances by any US Subsidiary to customers for the purposes of financing all or a portion of the purchase of goods or services from any US Subsidiary, provided that such Investments do not involve the provision of cash by any US Subsidiary to the recipient of such financing, and provided further that the aggregate amount of all such outstanding Investments made after the Issue Date does not at any time exceed US$10 million (or the Dollar Equivalent) (provided that Investments lasting for no more than five (5) London Business Days in connection with arrangements to transfer such loans or advances to third parties will not be included in the calculation of such amount until the expiration of such five (5) London Business Days);

(16) Investments made with respect to or in connection with the incurrence of workers' compensation, unemployment or casualty insurance, social security or welfare obligations and other related types of statutory obligations (including, for the avoidance of doubt, counter-indemnities from the Issuer or a Subsidiary of the Issuer to the Issuer or another Subsidiary of the Issuer in respect of any of the foregoing and Guarantees provided by the Issuer or any Subsidiary with respect to or in connection with any obligations of the foregoing nature);

(17) Investments made pursuant to contractual commitments in effect on the Scheme Launch Date;

(18) Investments made pursuant to contractual commitments in effect on the Issue Date that are listed in a schedule to each Indenture;

(19) Permitted Hedging Transactions and Permitted Intra-Group Hedging Transactions;

(20) Investments in the Issuer by any US Subsidiary resulting from the repurchase of any outstanding Notes by such US Subsidiary or the cancellation of such Notes;

(21) Investments consisting of loans from a US Subsidiary to the Issuer or a Non-US Guarantor that directly or indirectly owns all of the Equity Interests of the US Parent that are permitted by clause (9) of the definition of Permitted Intra-Group Indebtedness;

(22) any Investment by the Issuer or a Non-US Subsidiary in a US Subsidiary the proceeds of which are used solely to pay the costs of the liquidation, administration, dissolution, closure, suspension of business or winding-up of such US Subsidiary or the termination of a business or operation of such US Subsidiary;

(23) Investments consisting of Indebtedness that is permitted by clause (14) of the definition of Permitted Intra-Group Indebtedness;

(24) with respect to the Issuer and the Non-US Subsidiaries, other Investments in any Person (including, for the avoidance of doubt, any joint venture) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments made pursuant to this clause (24) that are at the time outstanding, do not exceed (a) L30 million (or the Sterling Equivalent) or (b) from and after the earlier of the second anniversary of the Issue Date and the date on which all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, L75 million (or the Sterling Equivalent), provided however, that solely with respect to clause (a), the aggregate Fair Market Value of all Investments made in each twelve-month period commencing on the Issue Date and the first anniversary of the Issue Date shall not exceed L15 million (or the Sterling Equivalent), provided further, that in the case of each of clauses (a) and (b), such amounts

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       shall be calculated after giving effect to any reductions in the amount of any Investments as a result of the repayment or other disposition of the Investments for cash or Cash Equivalents, the amount of the reduction not to exceed the amount of the Investments previously made pursuant to this clause (24); and

(25) with respect to the US Subsidiaries, other Investments in any Person (including, for the avoidance of doubt, any joint venture) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), that when taken together with all other Investments made pursuant to this clause (25) that are at the time outstanding, do not exceed (a) US$10 million (or the Dollar Equivalent) or (b) from and after the earlier of the second anniversary of the Issue Date and the date on which all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, US$25 million (or the Dollar Equivalent), provided however, that in the case of each of clauses (a) and (b), such amounts shall be calculated after giving effect to any reduction in the amount of any Investments as a result of the repayment or other disposition of the Investments for cash or Cash Equivalents, the amount of the reduction not to exceed the amount of the Investments previously made pursuant to this clause (25).

"PERMITTED LIENS" means:

In relation to the Issuer and its Subsidiaries:

(1) Liens on assets or property existing at the time of acquisition of the assets or property by the Issuer or any Subsidiary of the Issuer, Liens on assets or property of a Person existing at the time such Person becomes a Subsidiary of the Issuer and Liens on Capital Stock of an acquired Person that becomes a Subsidiary of the Issuer as a result of such acquisition; provided that such Liens were not created, incurred or assumed in connection with, or in contemplation of, such acquisition or such Person becoming a Subsidiary of the Issuer and do not extend to or cover any other assets or property of the Issuer or any of its Subsidiaries;

(2) Liens to secure Purchase Money Obligations or Capital Lease Obligations, in each case that are permitted under the definition of Permitted Debt;

(3) Liens arising pursuant to, or as a result of, any leases of property or licensing or escrow arrangements that are excepted from the definition of Asset Sale;

(4) any Lien the principal purpose and effect of which is to allow the setting-off or netting of obligations with those of a financial institution in the ordinary course of the cash management arrangements of the Issuer or any Subsidiary of the Issuer;

(5) Liens pursuant to the Security Documents, the Indentures, the Guarantees of the Notes, the Escrow Agreement and the Security Trust and Intercreditor Deed;

(6)    Liens existing on the Scheme Launch Date;

(7) Liens existing on the Issue Date that are listed in a schedule to the Indentures;

(8) Liens (not securing Indebtedness) for Taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with Floating UK GAAP has been made therefor;

(9) Liens incurred or deposits made in connection with workers' compensation, unemployment insurance, other types of social security or welfare obligations and other types of related statutory obligations;

(10) Liens arising in relation to Existing Performance Bonds as a result of the provision of cash collateral for such Existing Performance Bonds from the Existing Performance Bond Escrow Account;

(11) Liens (not securing Indebtedness) in favour of customs or revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(12) easements, rights of way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Issuer or any of its Subsidiaries;

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(13)   carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not yet due or that are bonded or that are being contested in good faith and by appropriate proceedings; provided adequate reserves with respect to such Lien are maintained on the books of the Issuer or any Subsidiary of the Issuer for whom the Lien relates, as the case may be, in accordance with Floating UK GAAP;

(14)   Liens arising by operation of law;

(15) rights of set-off under contracts entered into in the ordinary course of business;

(16) any Lien the principal purpose and effect of which is to allow the setting-off or netting of obligations with those of a financial institution under or in connection with any Permitted Hedging Transaction;

(17) any retention of title reserved by any seller of goods or any Lien imposed, reserved or granted over goods supplied by such seller in the ordinary course of business;

(18) Liens arising out of or in connection with pre-judgment legal process or a judgment or a judicial award relating to security for costs;

(19) any right of first refusal, right of first offer, option, contract, or other agreement to sell or otherwise dispose of an asset of the Issuer or any Subsidiary of the Issuer;

(20) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer or any Subsidiary of the Issuer in the ordinary course of business, provided that such Liens do not extend to any property or assets which are not the subject of such operating leases;

(21) Liens resulting from escrow arrangements entered into in connection with a disposition of property or assets;

In relation to the Issuer and the Non-US Subsidiaries only:

(22) Liens arising from the provision of collateral by the Captive Insurance Company that are required for the captive insurance arrangements of the Issuer and its Subsidiaries, provided that the Fair Market Value of such collateral does not exceed L20 million (or the Sterling Equivalent) in the aggregate at any time;

(23)   Liens arising out of or in connection with Italian Invoice Discounting;

(24) Liens on cash (including, for the avoidance of doubt, any rights in respect of deposits with a bank or financial institution) with respect to outstanding Indebtedness and other obligations under the New Bonding Facility Agreement and any Replacement New Bonding Facility Agreement (which Lien, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security), provided that the aggregate at any time of all cash collateral provided by the Issuer and its Subsidiaries to (a) the New Bonding Facility Security Trustee (excluding all Cash Collateral Releases transferred to the New Bonding Facility Security Trustee and all amounts transferred from the Existing Performance Bond Escrow Account to the New Bonding Facility Security Trustee), and (b) any agent, security trustee or lender under, or otherwise in respect of, any Replacement New Bonding Facility Agreement, does not exceed L25 million (or the Sterling Equivalent);

(25) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, Liens with respect to surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature issued on behalf of the Issuer and/or any Non-US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security), provided that (a) the aggregate of all outstanding Indebtedness and other obligations under all such instruments or agreements secured by any Lien does not at any time exceed L35 million (or the Sterling Equivalent), provided that for purposes of determining compliance with such L35 million (or the Sterling Equivalent) aggregate amount, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation) and (b) each such Lien shall be incurred by, and be solely in respect of the property or assets of, the Issuer or such Non-US Subsidiary on whose behalf

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       such surety bond, appeal bond, bid bond, performance bond, letter of credit, bank guarantee or other obligation of a like nature is issued;
       and

(26) Liens with respect to outstanding Indebtedness or other obligations of the Issuer or any Non-US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security) that do not in the aggregate for the Issuer and each Non-US Subsidiary at any time exceed
       (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding Obligations under the Junior Notes or the Junior Note Indenture, L35 million (or the Sterling Equivalent), or otherwise (b) L20 million (or the Sterling Equivalent), provided that for purposes of determining compliance with such L35 million (or the Sterling Equivalent) or L20 million (or the Sterling Equivalent) aggregate amount, as the case may be, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation);

In relation to the US Subsidiaries only:

(27) Liens with respect to surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature issued on behalf of any US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security), provided that the aggregate of all outstanding Indebtedness and other obligations under all such instruments or agreements secured by any Lien does not at any time exceed US$15 million (or the Dollar Equivalent), provided further that for purposes of determining compliance with such US$15 million (or the Dollar Equivalent) aggregate amount, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation);

(28) Liens on the Pittsburgh Facility and related assets and rights securing Indebtedness under the US Working Capital Facility, provided that the aggregate principal amount of all such outstanding Indebtedness does not at any time exceed US$22.5 million (or the Dollar Equivalent); and

(29) Liens with respect to outstanding Indebtedness or other obligations of any US Subsidiary (which Liens in relation to cash, for the avoidance of doubt, may constitute a Lien ranking prior to any Lien on cash collateral constituting Transaction Security) that do not in the aggregate for all US Subsidiaries at any time exceed (a) in the event all previously issued Junior Notes have been repaid in full and there are no outstanding obligations under the Junior Notes or the Junior Note Indenture, US$15 million (or the Dollar Equivalent), or otherwise (b) US$5 million (or the Dollar Equivalent), provided that for purposes of determining compliance with such US$15 million (or the Dollar Equivalent) or US$5 million (or the Dollar Equivalent) aggregate amount, as the case may be, any such Indebtedness or other obligation that is secured by a Lien solely on cash (including, for the avoidance of doubt, rights to any deposit at a bank or other financial institution) shall be deemed to be in an amount equal to the amount of such cash (and not the amount of such Indebtedness or other obligation).

"PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Issuer or any Subsidiary of the Issuer issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund any Indebtedness that constitutes Permitted Debt pursuant to clauses (1), (2), (6),
(7), (8), (9) or (11) of the definition of Permitted Debt, other than Indebtedness between or among the Issuer and its Subsidiaries, provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on such Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

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(3)    solely in the case of the Senior Notes, if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Senior Notes and the Guarantees thereof on terms at least as favourable to the holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) solely in the case of the Junior Notes, if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Junior Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Junior Notes and the Guarantees thereof on terms at least as favourable to the holders of Junior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) such Permitted Refinancing Indebtedness is incurred either by (a) if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is the Issuer, the Issuer, (b) if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is a Non-US Subsidiary, the Issuer or such Non-US Subsidiary or (c) if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is a US Subsidiary, such US Subsidiary.

"PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"PITTSBURGH FACILITY" means the property located at 1000 Marconi Drive, Warrendale, Pennsylvania, USA.

"PREFERRED STOCK" means, with respect to any Person, any Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Equity Interest of any other class in such Person.

"PROFIT AFTER TAXES" means, with respect to any specified Person for any period, the profit (loss) after tax of such Person, determined in accordance with Floating UK GAAP, consistently applied, and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for Taxes on such gain (but not loss), realized in connection with (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

(2) any extraordinary or exceptional gain (but not loss), together with any related provision for Taxes on such extraordinary or exceptional gain (but not loss).

"PURCHASE MONEY OBLIGATION" means any Indebtedness secured by a Lien on assets or property used or useful in the Permitted Core Business and any additions and accessions thereto, which are purchased by the Issuer or any Subsidiary of the Issuer at any time after the Issue Date; provided that:

(1) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 360 days after the purchase or substantial completion of the construction of such assets and such Liens shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom;

(2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions to the assets so purchased or acquired and except in respect of fees and other obligations in respect of such Indebtedness; and

(3) (a) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100 per cent. of the purchase price to the Issuer or such Subsidiary of the assets subject thereto or (b) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

"REFERENCE TREASURY DEALER" means a primary US Government securities dealer in New York City selected by the Senior Note Trustee or, if no Senior Notes are outstanding, the Junior Note Trustee.

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"REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each of the Senior
Notes and the Junior Notes, each Reference Treasury Dealer and any Repayment Date, the average, as determined by the Senior Note Trustee, or if no Senior Notes are outstanding, the Junior Note Trustee, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to such Note Trustee by such Reference Treasury Dealer at 5:00 p.m. (London Time) on the third Business Day preceding such Repayment Date.

"REGISTRAR" means an office or agency maintained by the Issuer where Notes in registered form may be presented for transfer, exchange or payment under the Senior Note Indenture and/or the Junior Note Indenture, as applicable, which initially shall be The Bank of New York under the Senior Note Indenture and the Junior Note Indenture.

"RELEVANT CURRENCY" means (i) in the case of the Dollar Senior Notes and the Junior Notes, United States dollars, (ii) in the case of the Euro Senior Notes and the Convertible Euro Senior Notes, Euros and (iii) in the event the Issuer elects to pay a redemption amount in British pounds sterling as described under the caption entitled "Description of the Notes -- Redemption -- Optional Payment of Redemption Amounts in British Pounds Sterling", British pounds sterling.

"RELEVANT DOCUMENTS" means the Security Trust and Intercreditor Deed, any Agent/Trustee/New Bonding Facility Bank Accession Letter, any Guarantor Accession Letter, the Indentures, the Escrow Agreement, the Notes, the New Bonding Facility Agreement, the Security Documents, certain fee letters and any notices issued and any other documents or agreements entered into in connection with or relating to such documents.

"RELEVANT PERIOD" means each of the following periods: (1) the six months ending September 30, 2005; and (2) the twelve months ending on each of March 31, 2006, September 30, 2006, March 31, 2007, September 30, 2007 and March 31, 2008.

"REPAYMENT DATE" means, in respect of the Senior Notes, each date upon which the Issuer redeems all or part of the outstanding Senior Notes and, in respect of the Junior Notes, each date upon which the Issuer redeems all or part of the outstanding Junior Notes.

"REPLACEMENT NEW BONDING FACILITY AGREEMENTS" means any facility agreement or agreements entered into on or after the Issue Date between or among the Issuer and/or any Non-US Subsidiary with any bank, insurance company or other financial institution providing for the issuance of surety bonds, appeal bonds, bid bonds, performance bonds, letters of credit, bank guarantees or other obligations of a like nature on behalf of the Issuer and/or any Non-US Subsidiary, as such agreement or agreements may be amended, extended, supplemented or otherwise modified from time to time (including, without limitation, any successive amendments, extensions, supplements or other modifications of the foregoing); provided that (1) the term of each such facility shall not extend beyond the date that is 30 months after the Issue Date (but, for the avoidance of doubt, Indebtedness and other obligations incurred or arising under any such facility on or prior to the date that is 30 months after the Issue Date may extend beyond such date in accordance with the provisions of any such facility) and (2) no such facility agreement shall require the Issuer and/or any Non-US Subsidiary to cash-collateralize any instrument issued thereunder, or otherwise require the Issuer and/or any Non-US Subsidiary to grant any Lien to secure any instrument issued thereunder on any property or asset having a value, in excess of 50 per cent. of the face or principal amount of any such instrument.

"REQUIRED HOLDERS" means, at any time and with respect to any Tranche of Notes, the holder or holders of at least the specified percentage of the aggregate principal amount of the outstanding Notes of such Tranche (in the case of the Senior Notes, including all Dollar Senior Notes, Euro Senior Notes and all Convertible Euro Senior Notes) at the time outstanding (exclusive of Notes of such Tranche then owned by the Issuer or any of its Affiliates or held in escrow for distribution to Scheme Creditors). Solely for the purpose of making a determination of "Required Holders" with respect to a Tranche of Notes, the aggregate principal amount of all Dollar Senior Notes outstanding (exclusive of Notes of such Tranche then owned by the Issuer or any of its Affiliates or held in escrow for distribution to Scheme Creditors) at any time shall be translated into Euro using the Fixed Exchange Rate.

"RESEARCH AND DEVELOPMENT COST SHARING AGREEMENT" means the research and development cost sharing agreement entered into on or prior to the Issue Date by Marconi Communications GmbH, Marconi Communications Inc, Marconi Communications Limited and Marconi Communications SpA.

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"RESTRUCTURING" means the Scheme of Arrangement under Section 425 of the
Companies Act 1985 between Marconi Corporation plc and its Scheme Creditors (as defined therein) in the High Court of Justice of England and Wales.

"RINGFENCED IPR CO" means Marconi Intellectual Property (Ringfence) Inc., a Wholly-Owned Subsidiary of Marconi Communications Inc. that is incorporated under the laws of the State of Delaware, United States of America, to which all legal and beneficial ownership of Patents relating to the North American Access Business, the BBRS Business and the Outside Plant and Power Business owned by any US IP Opco are transferred on or prior to the Issue Date.

"SALE AND LEASEBACK TRANSACTION" means an arrangement relating to assets or property now owned or hereafter acquired whereby the Issuer or any Subsidiary of the Issuer transfers such assets or property to a Person and the Issuer or any Subsidiary of the Issuer leases it from such Person, if the amount of the liability in respect of such lease would at that time be required to be capitalized on a balance sheet in accordance with Floating UK GAAP.

"SAME JURISDICTION" means (1) with respect to any Person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, any of such jurisdictions and (2) with respect to any Person organized and existing under the laws of any other jurisdiction, such other jurisdiction.

"SCHEME CREDITORS" means the creditors of the Issuer and Marconi plc in respect of the Restructuring.

"SCHEME LAUNCH DATE" means the date of the explanatory statement for the Restructuring that is distributed to Scheme Creditors.

"SEC" means the US Securities and Exchange Commission.

"SECURED CREDITORS" means the Security Trustee, any Receiver or Delegate, the Depositary, the Paying Agent, the Registrar, the Senior Note Trustee (for itself and as trustee for the holders of the Senior Notes), the Junior Note Trustee (for itself and as trustee for the holders of the Junior Notes), the New Bonding Facility Security Trustee and each of the New Bonding Facility Banks and their successors and assigns.

"SECURED OBLIGATIONS" means all present and future indebtedness, liabilities and obligations (for the avoidance of doubt, including any liabilities and obligations which have been cash-collateralized by the Obligors) at any time of any Obligor under the Relevant Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(1)    any refinancing, novation, deferral or extension;

(2) any obligation relating to any increase in the amount of such obligations;

(3)    any claim for damages or restitution; and

(4) any claim as a result of any recovery by an Obligor of a payment or discharge, or non-allowability, on the grounds of preference,

and any amounts that would be included in any of the above but for any discharge, non-provability or unenforceability of those amounts in any insolvency or other proceedings (including interest accruing after the commencement of any insolvency or other proceedings).

"SECURITY DOCUMENTS" means (1) the Initial Security Documents securing the Secured Obligations, (2) any other pledge agreements, security agreements, mortgages, deeds of trust and other agreements, instruments and documents entered into from time to time by the Issuer or any Subsidiary of the Issuer creating or granting any Guarantee, indemnity or Lien in favour of any of the Secured Creditors or the Security Trustee, as trustee for the Secured Creditors, as security for any of the Secured Obligations and (3) any other agreements, instruments and documents executed and delivered pursuant to any of the foregoing, in the case of each of clauses (1) through (3), as amended, modified, restated or supplemented from time to time.

"SECURITY TRUST AND INTERCREDITOR DEED" means the Security Trust and Intercreditor Deed dated the Issue Date between Marconi Corporation plc, the Security Trustee, the Guarantors, the Senior Note Trustee, the Junior Note Trustee, the Obligors, the New Bonding Facility Agent, the New Bonding Facility Banks, the Depositary, the

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Paying Agent, the Registrar, the Intra-Group Creditors (as defined therein) and the Intra-Group Borrowers (as defined therein) as amended, modified, restated or supplemented from time to time.

"SECURITY TRUSTEE" means The Law Debenture Trust Corporation p.l.c., as security trustee under the Security Trust and Intercreditor Deed and its successors and assigns thereunder.

"SENIOR NOTE INTEREST ACCRUAL PERIOD" means, in respect of each Senior Note Interest Period, (1) if no Repayment Date has occurred during a Senior Note Interest Period, such Senior Note Interest Period or (2) if one or more Repayment Dates have occurred during such Senior Note Interest Period, each successive period beginning on (and including) the first day of such Senior Note Interest Period and ending on (but excluding) the next Repayment Date and thereafter each period beginning on (and including) such Repayment Date and ending on (but excluding) the next Repayment Date, or if none the next Senior
Note Interest Payment Date.

"SENIOR NOTE INTEREST PAYMENT DATE" means each January 15, April 15, July 15 and October 15, commencing July 15, 2003.

"SENIOR NOTE INTEREST PERIOD" means each period beginning on (and including) the Issue Date or any Senior Note Interest Payment Date and ending on (but excluding) the next Senior Note Interest Payment Date.

"SENIOR NOTES" means the Guaranteed Senior Secured Notes due 2008 issued by the Issuer pursuant to the Restructuring.

"SERIES" means (1) with respect to the Senior Notes, each of the Convertible Euro Senior Notes, the Euro Senior Notes and the Dollar Senior Notes and (2) the Junior Notes.

"SIGNIFICANT SUBSIDIARY" means any Subsidiary of the Issuer if any of the (a) unconsolidated Total Assets, (b) unconsolidated External Assets, (c) unconsolidated External Sales, or (d) commencing on March 31, 2005, unconsolidated EBITDA of such Subsidiary is greater than 5 per cent. of the (w) aggregate of the unconsolidated Total Assets of the Issuer and each of its Subsidiaries, or the (x) consolidated External Assets, (y) consolidated External Sales or (z) Consolidated EBITDA, respectively, of the Issuer and its Subsidiaries, taken as a whole (calculated in the manner specified in paragraphs
(a) - (e) of the covenant set forth under the caption "Description of the Notes -- Certain Covenants -- Guarantor Coverage Requirements"). Solely for the purposes of determining whether an Event of Default has occurred under the Senior Note Indenture or Junior Note Indenture, or an Insolvency Event has occurred under the Security Trust and Intercreditor Deed (in each case other than with respect to the approval by stockholders of a Subsidiary of the Issuer (other than a Guarantor or a Subsidiary of the Issuer that is a Significant Subsidiary in its own right) of any plan or proposed plan for the solvent liquidation or dissolution of such Subsidiary), "Significant Subsidiary" shall include any Subsidiaries of the Issuer that would, in the aggregate, collectively constitute a Significant Subsidiary.

"STANDSTILL EVENT" means the occurrence of a Default under the Senior Notes.

"STANDSTILL NOTICE" means a notice delivered by the Senior Note Trustee to the Security Trustee (with a copy to the Issuer and the Junior Note Trustee) notifying the Security Trustee of a Standstill Event.

"STANDSTILL PERIOD" means the period from the date of the issuance of a Standstill Notice by the Senior Note Trustee and ending on the earlier of:

(1) the expiration of a period of 179 days after the date of the issuance of such Standstill Notice by the Senior Note Trustee;

(2) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Debt Representatives) that the Default under the Senior Notes in respect of which that Standstill Notice was issued is no longer continuing;

(3) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Debt Representatives) that the Standstill Notice has been cancelled by the Senior Note Trustee acting on the instructions of the Required Holders of at least a majority of the aggregate principal amount of the then outstanding Senior Notes; and

(4) the date on which the Senior Notes Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Secured Obligations under the Senior Notes and the

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       Senior Note Indenture have been discharged in full and there are no further liabilities under the Senior Notes or the Senior Note Indenture.

"STATED MATURITY" means, with respect to any installment of interest or principal on any Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness.

"STERLING EQUIVALENT" means, with respect to any monetary amount in a currency other than British pounds sterling, at any time of determination thereof, the amount of British pounds sterling obtained by translating the amount of such foreign currency into British pounds sterling at the spot rate for the purchase of sterling with the applicable foreign currency as published in the Financial Times on the date that is two (2) London Business Days prior to such determination (or, in the case of the determination of the principal amount of the Senior Notes to be issued in the Restructuring, by translating the amount of any such foreign currency at the Currency Rate).

Except as described under the caption "Description of the Notes -- Certain Covenants -- Indebtedness and Preferred Stock", whenever it is necessary to determine (1) compliance with any covenant that contains an amount expressed in British pounds sterling in the applicable Indenture or (2) whether a Default has occurred, and in either case an amount is expressed in a currency other than British pounds sterling, such amount will be treated as the Sterling Equivalent determined as of the date such amount is initially determined in such currency.

"SUBORDINATED INDEBTEDNESS" means (1) with respect to the Issuer, any Indebtedness that is expressly subordinated to the Senior Notes or the Junior Notes and (2) with respect to any Guarantor, any Indebtedness of such Guarantor that is expressly subordinated to such Guarantor's Guarantee of the Senior Notes or the Junior Notes.

"SUBSIDIARY" means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50 per cent. of the total voting power of its Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person, or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"TAXES" means any tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including penalties, interest and other liabilities related thereto).

"TAXING AUTHORITY" means any government or political sub-division or territory or possession of any government or any authority or agency therein or thereof having power to impose a Tax.

"TOTAL ASSETS" means, with respect to any specified Person at any date, the total gross assets of such Person on such date in accordance with Floating UK GAAP.

"TRANCHE" means the Senior Notes or the Junior Notes.

"TRANSACTION SECURITY" means all assets, properties and rights of the Issuer and its Subsidiaries that are subject to Liens pursuant to the terms and provisions of the Security Documents in order to secure the Secured Obligations.

"UK IP OPCOS" means all Non-US Subsidiaries organized or incorporated in the United Kingdom having legal and beneficial ownership of Patents.

"UK IPR CO" means Marconi UK Intellectual Property Limited, a Wholly-Owned Subsidiary of Marconi Communications Limited that is incorporated under the laws of England and Wales, that is a Non-US Subsidiary and to which all legal and beneficial ownership of Patents owned by UK IP Opcos are transferred on or prior to the Issue Date.

"US CORE BUSINESS SALE" means any direct or indirect sale, assignment, conveyance, lease or other disposition of all or substantially all of the Equity Interests, properties or assets of one or more of the US Core Businesses or

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one or more of the US Core Business Subsidiaries, or any consolidation, merger, sale, assignment, transfer, lease or other disposition of or involving one or more of the US Core Businesses or one or more of the US Core Business Subsidiaries or any of their respective Equity Interests, properties or assets.

"US CORE BUSINESS SUBSIDIARY" means a US Subsidiary that is a direct or indirect Wholly-Owned Subsidiary of the Issuer and designated as a holder of a US Core Business by the Issuer by notice to the applicable Note Trustee.

"US CORE BUSINESSES" means the assets and liabilities of each of:

(1)    the Outside Plant and Power Business;

(2)    the North American Access Business; and

(3)    the BBRS Business.

"US EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"US GAAP" means generally accepted accounting principles in the United States, consistently applied, and as in effect from time to time.

"US GUARANTOR" means each of:

(1)    Marconi Communications, Inc.
      Marconi Networks Worldwide, Inc.
      Marconi Communications Technology, Inc.
      Marconi Communications Federal, Inc.
      Marconi Acquisition Corp.
      Marconi Intellectual Property (Ringfence) Inc.
      Marconi Communications Limited (Ireland)
      Marconi Communications Optical Networks Limited
      Marconi Communications, S.A. de C.V.
      Marconi Communications de Mexico, S.A. de C.V.
      Marconi Communications Exportel, S.A. de C.V.
      Administrativa Marconi Communications, S.A. de C.V.
      Marconi Communications BV; and
      Marconi Communications GmbH (Switzerland);

(2) any other US Subsidiary that executes a Guarantee of (a) the Senior Notes pursuant to the Senior Note Indenture and (b) the Junior Notes pursuant to the Junior Note Indenture; and

(3)    each of their respective successors and assigns.

"US IP OPCOS" means all Subsidiaries of the Issuer organized or incorporated under the laws of the United States, any state thereof or the District of Columbia having legal and beneficial ownership of Patents.

"US IPR CO" means Marconi Intellectual Property (US) Inc., a Wholly-Owned Subsidiary of Marconi Inc. that is incorporated under the laws of the State of Delaware, United States of America, to which all legal and beneficial ownership of Patents (other than any Patents transferred to Ringfenced IPR Co) owned by any US IP Opco are transferred on or prior to the Issue Date.

"US PARENT" means either (1) Marconi Communications Inc. or (2) a Wholly-Owned Subsidiary of the Issuer which: (a) is incorporated after the Issue Date; (b) becomes a US Guarantor; and (c) acquires the Equity Interests in Marconi Communications Inc.

"US SUBSIDIARY" means each of US Parent and each of its Subsidiaries, provided that they constitute a Subsidiary of the Issuer.

"US WORKING CAPITAL FACILITY" means the US$22.5 million working capital facility entered into on or about the Issue Date, among Marconi Communications, Inc. and Liberty Funding, LLC providing for revolving credit or working capital loans, as such agreement, in whole or in part, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including,

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without limitation, any successive amendments, renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing in whole or in part, whether by the same or a different borrower or borrowers and/or lender or group of lenders), which facility or facilities either is secured solely by a Lien on the Pittsburgh Facility and related assets and rights or is unsecured.

"VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)    the then outstanding principal amount of such Indebtedness.

"WHOLLY-OWNED SUBSIDIARY" of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) are at the time owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

EVENTS OF DEFAULT

Each of the following is an "Event of Default" under the Senior Notes and/or Junior Notes, as specified below:

(1) default for 14 days or more in the payment when due of interest on, or Additional Amounts with respect to, the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes and whether or not prohibited by the payment blockage provisions described above under "Description of the Notes -- Payment Blockage Provisions");

(2) default in payment when due of all or any part of the principal of or premium, if any, on, the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes and whether or not prohibited by the payment blockage provisions described above under "Description of the Notes -- Payment Blockage Provisions"), whether at Stated Maturity, upon acceleration, optional or mandatory redemption, if any, or otherwise including for these purposes, the failure to call the applicable Tranche of Notes for redemption in accordance with the provisions set forth under the caption "Description of the Notes -- Certain Covenants -- Change of Control" or "-- Asset Sales";

(3) failure by the Issuer or any of its Subsidiaries to comply with the provisions described under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" contained in the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), provided, however, with respect to any failure to comply that is capable of being remedied, such failure shall not become an Event of Default unless it continues unremedied for a period of 30 days;

(4) in the case of the Senior Notes, failure by the Issuer or any of its Subsidiaries to comply with any of the other covenants or agreements in the Senior Note Indenture or the Senior Notes (a)(i) for 90 days after notice from the Senior Note Trustee or the Required Holders of at least 35 per cent. in aggregate principal amount of the then outstanding Senior Notes or (ii) for 30 days after notice from the Required Holders of at least 66 2/3 per cent. in aggregate principal amount of the then outstanding Senior Notes, in the case of each of clause (a)(i) and
       (a)(ii) if there are any Junior Notes outstanding (within the meaning of the Junior Note Indenture) on the date of the applicable notice or (b) for 30 days after notice from the Senior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Senior Notes, if there are no Junior Notes outstanding (within the meaning of the Junior Note Indenture) on the date of such notice;

(5) in the case of the Junior Notes, failure by the Issuer or any of its Subsidiaries to comply with any of the other covenants or agreements in the Junior Note Indenture or the Junior Notes (a)(i) for 90 days after notice from the Junior Note Trustee or the Required Holders of at least 35 per cent. in aggregate principal

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       amount of the then outstanding Junior Notes or (ii) for 30 days after notice from the Required Holders of at least 66 2/3 per cent. in aggregate principal amount of the then outstanding Junior Notes, in the case of each of clause (a)(i) and (a)(ii) if there are any Senior Notes outstanding (within the meaning of the Senior Note Indenture) on the date of the applicable notice or (b) for 30 days after notice from the Junior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Junior Notes, if there are no Senior Notes outstanding (within the meaning of the Senior Note Indenture) on the date of such notice;

(6) default under any mortgage, trust deed, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Subsidiaries (or the payment of which is Guaranteed by the Issuer or any of its Subsidiaries), in each case other than Indebtedness solely between or among the Issuer and any of its Subsidiaries, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

       (a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default (a "Payment Default"), or

       (b) results in the acceleration of such Indebtedness prior to its stated maturity;

       and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates L15 million (or the Sterling Equivalent) or more;

(7) failure by the Issuer or any of its Subsidiaries to pay final judgments aggregating in excess of L15 million (or the Sterling Equivalent) which judgments remain unpaid or undischarged for a period of 60 days (not including any period during which such judgments are stayed);

(8) (a) the Guarantee of the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) by any Guarantor being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect except as expressly permitted under the Indentures, provided that such unenforceability, invalidity or cessation shall not become an Event of Default unless it continues unremedied for a period of 30 days after the Issuer or the relevant Guarantor has actual knowledge of such unenforceability, invalidity or cessation or (b) any Person acting on behalf of any Guarantor denying or disaffirming such Guarantor's obligations under its Guarantee of such Notes;

(9) entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Issuer, any Guarantor or any Significant Subsidiary, in an involuntary case or proceeding under any Bankruptcy Law or (b) a decree or order (i) adjudging the Issuer, any Guarantor or any Significant Subsidiary bankrupt or insolvent, (ii) approving as properly filed a petition seeking moratorium, reorganization, arrangement, adjustment or composition of or in respect of the Issuer, any Guarantor or any Significant Subsidiary under any Bankruptcy Law, (iii) appointing a custodian, receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer, any Guarantor or any Significant Subsidiary or of any substantial part of their respective properties, or (iv) ordering the winding up or liquidation of the affairs of the Issuer, any Guarantor or any Significant Subsidiary, and in each case any such decree or order for relief continues to be in effect, or any such other decree or order continues unstayed and in effect, for a period of 60 consecutive calendar days, in the case of each of clauses
       (a) and (b) otherwise than, in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes);

(10)   (a)   commencement by the Issuer, any Guarantor or any Significant
             Subsidiary of a voluntary case or proceeding or process (whether or not requiring the order of a court or tribunal) under any Bankruptcy Law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or filing for or having been granted a moratorium on payment of its debts or files for bankruptcy or is declared bankrupt,

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      (b)   consent by the Issuer, any Guarantor or any Significant Subsidiary
            to the entry of a decree or order for relief in respect of the Issuer, any Guarantor or any Significant Subsidiary in an involuntary case or proceeding under any Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against the Issuer, any Guarantor or any Significant Subsidiary,

      (c) filing of a petition or answer or consent by the Issuer, any Guarantor or any Significant Subsidiary seeking reorganization or relief under any Bankruptcy Law,

      (d) the Issuer, any Guarantor or any Significant Subsidiary (i) consenting to the filing of such petition or to the appointment of, or taking possession by, an administrator, custodian, receiver, administrative receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer, any Guarantor or such Significant Subsidiary or of any substantial part of their respective properties, (ii) making an assignment for the benefit of its creditors generally or (iii) admitting in writing its inability to pay its debts generally as they become due,

      (e) the approval by stockholders of the Issuer, any Guarantor or any Significant Subsidiary of any plan or proposal for the liquidation or dissolution of the Issuer, any Guarantor or any Significant Subsidiary,

      (f) the whole or any substantial part of the assets of the Issuer, any Guarantor or any Significant Subsidiary being placed under administration, receivership or administrative receivership, or

      (g) the Issuer, any Guarantor or any Significant Subsidiary taking any corporate action in furtherance of any actions in clause (9) above or this clause (10),

      in the case of each of clauses (a) through (g) otherwise than (i) in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) or (ii) in furtherance of, or otherwise in connection with, the liquidation or dissolution of MCHI pursuant to the MCHI Plan of Liquidation and Dissolution;

(11) failure by the Issuer or any of its Subsidiaries to comply with any material obligations set forth in any Intellectual Property Licence Agreement that continues unremedied for 30 days after the Issuer has actual knowledge of such failure;

(12) (a) failure by the Issuer or any of its Subsidiaries to comply with any material obligation set forth in the Security Trust and Intercreditor Deed, (b) the Security Trust and Intercreditor Deed being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect, or (c) the Security Trust and Intercreditor Deed being declared null and void, provided that any such cessation or declaration shall not become an Event of Default unless it continues unremedied for 30 days after the Issuer or any of its Subsidiaries has actual knowledge of such cessation or declaration;

(13) (a) any of the Security Documents in respect of the Senior Notes or the Junior Notes being held in any judicial proceeding to be unenforceable or invalid or ceasing for any reason to be in full force and effect or to secure the payment of the Obligations payable under the applicable Notes, the applicable Guarantee thereof or the applicable Indenture, (b) except as permitted under the Senior Note Indenture (in the case of the Senior Notes) or the Junior Note Indenture (in the case of the Junior Notes), any of the Security Documents ceasing to give the Security Trustee, on behalf of the Note Trustees (for the benefit of the holders of the applicable Notes) any of the Liens created thereby or to secure the payment of the Obligations payable under the applicable Notes, the applicable Guarantee thereof or the applicable Indenture or (c) any of the Security Documents being declared null and void, provided that, in the case of any such cessation or declaration that does not materially adversely affect the rights of the holders of the applicable Tranche of Notes, such cessation or declaration shall not become an Event of Default unless it continues unremedied for 30 days after the Issuer or any of its Subsidiaries receives actual knowledge of such cessation or declaration; and

(14) with respect to the Senior Notes, any Event of Default under the Junior Notes has occurred and is continuing.

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REMEDIES APPLICABLE TO THE SENIOR NOTES

In the case of an Event of Default under the Senior Note Indenture arising from any event specified in clause (9) or (10) under the caption "Description of the Notes -- Events of Default" with respect to the Issuer, all outstanding Senior Notes will become due and payable immediately without further action or notice. If any other Event of Default under the Senior Note Indenture occurs and is continuing (other than an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default"), the Senior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Senior Notes may declare by written notice to the Issuer and the Senior Note Trustee the principal amount of, premium, if any, and any accrued interest and any Additional Amounts on all the Senior Notes to be due and payable immediately unless prior to such date all Events of Default under the Senior Note Indenture have been cured. If an Event of Default under the Senior Note Indenture occurs and is continuing under clause (4) under the caption "Description of the Notes -- Events of Default", the Senior Note Trustee or the Required Holders of at least 35 per cent. (or, in the event that no Junior Notes are outstanding within the meaning of the Junior Note Indenture, 25 per cent.) in aggregate principal amount of the then outstanding Senior Notes may declare by written notice to the Issuer and the Senior Note Trustee the principal amount of, premium, if any, and any accrued interest and any Additional Amounts on all the Senior Notes to be due and payable immediately unless prior to such date all Events of Default under the Senior Note Indenture have been cured. Upon any such declaration of acceleration, such principal amount, premium, if any, and any accrued interest and any Additional Amounts on the Senior Notes will become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived in the Senior Note Indenture.

After a declaration of acceleration, but before a judgment or decree of payment of the money due has been obtained by the Senior Note Trustee, the Required Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes, by written notice to the Issuer and the Senior Note Trustee, may rescind and annul such declaration and its consequences if:

(1) the Issuer has paid or deposited with the Senior Note Trustee a sum sufficient to pay (a) all sums paid or advanced by the Senior Note Trustee under the Senior Note Indenture and the reasonable compensation, expenses, disbursements and advances of the Senior Note Trustee, its agents and counsel, (b) all overdue interest on all Senior Notes then outstanding, (c) the principal of, and premium and Additional Amounts, if any, on any Senior Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Senior Notes, and (d) to the extent that payment of such interest is lawful, interest upon overdue interest at the Default Rate;

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(3) all Events of Default, other than the non-payment of principal of, premium, if any, and interest and Additional Amounts, if any, on the Senior Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Senior Note Indenture.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

No holder of Senior Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the Senior Note Indenture or the Senior Notes, or for the appointment of a receiver or trustee, or for any other remedy, unless:

(1) such holder has previously given written notice to the Senior Note Trustee of a continuing Event of Default under the Senior Note Indenture;

(2) the Required Holders of at least (a) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default", (b) 25 per cent., in the case of an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default" if no Junior Notes are outstanding within the meaning of the Junior Note Indenture or (c) 35 per cent., in the case of an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default" if any Junior Notes are outstanding within the meaning of the Junior Note Indenture, in aggregate principal amount of the then outstanding Senior Notes have made written request to the Senior Note Trustee to institute proceedings in respect of such Event of Default in its own name;

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(3)    such holder has offered to the Senior Note Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred with such request;

(4) the Senior Note Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such proceeding; and

(5) no direction inconsistent with such written request has been given to the Senior Note Trustee during such 60 day period by the Required Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes.

The Required Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Senior Note Trustee may on behalf of the holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences under the Senior Note Indenture, except a continuing Default or Event of Default in the payment of interest or Additional Amounts, if any, on, or the principal of or premium, if any, on the Senior Notes or a Default or Event of Default in respect of a covenant that may not be modified or amended without the consent of the holder of each Senior Note affected. Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default arising therefrom will be deemed to have been cured and not to have occurred for purposes of the Senior Note Indenture. No such waiver will extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

Holders of the Senior Notes may not enforce the Senior Note Indenture or the Senior Notes except as provided in the Senior Note Indenture. The Required Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or exercising any trust or power conferred on the Senior Note Trustee with respect to the Senior Notes, provided that:

(1)    such direction is not in conflict with any rule of law or with the Senior
       Note Indenture; and

(2) the Senior Note Trustee may take any other action deemed proper by the Senior Note Trustee which is not inconsistent with such direction.

If an Event of Default under the Senior Note Indenture has occurred and is continuing, the Required Holders of at least:

(1) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default",

(2) 25 per cent., in the case of an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default" if no Junior Notes are outstanding within the meaning of the Junior Note Indenture, or

(3) 35 per cent., in the case of an Event of Default specified in clause (4) under the caption "Description of the Notes -- Events of Default" if any Junior Notes are outstanding within the meaning of the Junior Note Indenture, in aggregate principal amount of the Senior Notes then outstanding shall have the right to direct the Senior Note Trustee in writing to direct the Security Trustee to (a) take action to enforce the security interests in favor of the Security Trustee on behalf of the Secured Creditors in the Transaction Security, subject to the terms of the Security Trust and Intercreditor Deed, provided that no direction inconsistent with such written direction has been given to the Senior Note Trustee by the Required Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding or (b) take enforcement action in relation to any of the Intra-Group Liabilities pursuant to the Security Trust and Intercreditor Deed, subject to the terms thereof.

The Senior Note Indenture provides that in case an Event of Default occurs and is continuing under the Senior Note Indenture, the Senior Note Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his, her or its own affairs. The Senior Note Trustee may refuse to follow any direction that conflicts with law, the Senior Note Indenture or the Security Trust and Intercreditor Deed, or that may involve the Senior Note Trustee in personal liability.

If a Default or Event of Default has occurred and is continuing under the Senior Notes, the Senior Note Trustee shall notify the Issuer, the Security Trustee and the Junior Note Trustee. Subject to the restrictions in the Security

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Trust and Intercreditor Deed, if the holders of the Senior Notes agree to waive such Default or Event of Default and/or amend the Senior Notes and/or the Senior
Note Indenture to address the circumstances leading to such Default or Event of Default during the related Standstill Period, the holders of the Junior Notes will be deemed to have waived any existing corresponding Default or Event of Default under the Junior Notes and/or amended the corresponding provisions of the Junior Notes and the Junior Note Indenture and, in the case of any such amendment, the Issuer and the Junior Note Trustee shall enter into a supplemental indenture to the Junior Note Indenture without the consent of any holder of any Junior Notes to effect such amendment, provided however, that no such deemed amendment or waiver shall be effected with respect to any provision which, pursuant to the terms of the Junior Note Indenture, may not be amended without the consent of each holder of Junior Notes, as described under the caption "-- Amendment, Supplement and Waiver".

Notwithstanding any other provision in the Senior Note Indenture, each holder of the Senior Notes shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on the Senior Notes and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder.

The Issuer is required to deliver to the Senior Note Trustee a semi-annual statement regarding compliance with the Senior Note Indenture. Furthermore, upon becoming aware of any Default or Event of Default under the Senior Note Indenture, the Issuer is required to deliver to the Senior Note Trustee and Security Trustee a statement specifying such Default or Event of Default. The Senior Note Trustee shall give the holders of the Senior Notes notice of each Default under the Senior Note Indenture known to such Trustee, within 30 days after the occurrence thereof, as and to the extent provided by the Trust Indenture Act, unless such Default shall have been cured or waived.

REMEDIES APPLICABLE TO THE JUNIOR NOTES

In the case of an Event of Default under the Junior Note Indenture arising from events specified in clause (9) or (10) under the caption "Description of the Notes -- Events of Default" with respect to the Issuer, all outstanding Junior Notes will become due and payable immediately without further action or notice. If any other Event of Default under the Junior Note Indenture occurs and is continuing (other than an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default"), the Junior Note Trustee or the Required Holders of at least 25 per cent. in aggregate principal amount of the then outstanding Junior Notes may, subject to the restrictions in the Security Trust and Intercreditor Deed, declare by written notice to the Issuer and the Junior Note Trustee the principal amount of, premium, if any, and any accrued interest and any Additional Amounts on all the Junior Notes to be due and payable immediately unless prior to such date all Events of Default under the Junior Note Indenture have been cured. If an Event of Default under the Junior Note Indenture occurs and is continuing under clause (5) under the caption "Description of the Notes -- Events of Default", the Junior Note Trustee or the Required Holders of at least 35 per cent. (or, in the event that no Senior Notes are outstanding within the meaning of the Senior Note Indenture, 25 per cent.) in aggregate principal amount of the then outstanding Junior Notes may, subject to the restrictions in the Security Trust and Intercreditor Deed, declare by written notice to the Issuer and the Junior Note Trustee the principal amount of, premium, if any, and accrued interest and any Additional Amounts on all the Junior Notes to be due and payable immediately unless prior to such date all Events of Default under the Junior Notes Indenture have been cured. Upon any such declaration of acceleration, such principal amount, premium, if any, and any accrued interest and any Additional Amounts on the Junior Notes will become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived in the Junior Note Indenture.

After a declaration of acceleration, but before a judgment or decree of payment of the money due has been obtained by the Junior Note Trustee, the Required Holders of at least a majority in aggregate principal amount of the then outstanding Junior Notes, by written notice to the Issuer and the Junior Note Trustee, may rescind and annul such declaration and its consequences if:

(1) the Issuer has paid or deposited with the Junior Note Trustee a sum sufficient to pay (a) all sums paid or advanced by the Junior Note Trustee under the Junior Note Indenture and the reasonable compensation, expenses, disbursements and advances of the Junior Note Trustee, its agents and counsel, (b) all overdue interest on all Junior Notes then outstanding, (c) the principal of, and premium and Additional Amounts, if any, on any Junior Notes then outstanding which have become due otherwise than by such declaration

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       of acceleration and interest thereon at the rate borne by the Junior
       Notes, and (d) to the extent that payment of such interest is lawful, interest upon overdue interest at the Default Rate;

(2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(3) all Events of Default, other than the non-payment of principal of, premium, if any, and interest and Additional Amounts, if any, on the Junior Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Junior Note Indenture.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

No holder of Junior Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the Junior Note Indenture or the Junior Notes, or for the appointment of a receiver or trustee, or for any other remedy, unless:

(1) such holder has previously given written notice to the Junior Note Trustee of a continuing Event of Default under the Junior Note Indenture;

(2) the Required Holders of at least (a) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default", (b) 25 per cent., in the case of an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default" if no Senior Notes are outstanding within the meaning of the Senior Note Indenture or (c) 35 per cent., in the case of an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default" if any Senior Notes are outstanding within the meaning of the Senior Note Indenture, in aggregate principal amount of the then outstanding Junior Notes have made written request to the Junior Note Trustee to institute proceedings in respect of such Event of Default in its own name;

(3) such holder has offered to the Junior Note Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred with such request;

(4) the Junior Note Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such proceeding; and

(5) no direction inconsistent with such written request has been given to the Junior Note Trustee during such 60 day period by the Required Holders of at least a majority in aggregate principal amount of the then outstanding Junior Notes.

The Required Holders of at least a majority in aggregate principal amount of the Junior Notes then outstanding by notice to the Junior Note Trustee may on behalf of the holders of all of the Junior Notes waive any existing Default or Event of Default and its consequences under the Junior Note Indenture, except a continuing Default or Event of Default in the payment of interest or Additional Amounts, if any, on, or the principal of or premium, if any, on the Junior Notes or a Default or Event of Default in respect of a covenant that may not be modified or amended without the consent of the holder of each Junior Note affected. Upon any such waiver, such Event of Default or Default shall cease to exist, and any Event of Default or Default arising therefrom will be deemed to have been cured and not to have occurred for purposes of the Junior Note Indenture. No such waiver will extend to any subsequent or other Event of Default or Default or impair any right consequent thereon.

If a Default or Event of Default has occurred and is continuing under the Senior Notes, the Senior Note Trustee shall notify the Issuer, the Security Trustee and the Junior Note Trustee. Subject to the restrictions in the Security Trust and Intercreditor Deed, if the holders of the Senior Notes agree to waive such Default or Event of Default and/or amend the Senior Notes and/or the Senior Note Indenture to address the circumstances leading to such Default or Event of Default during the related Standstill Period, the holders of the Junior Notes will be deemed to have waived any existing corresponding Default or Event or Default under the Junior Notes and/or amended the corresponding provisions of the Junior Notes and the Junior Note Indenture and, in the case of any such amendment, the Issuer and Junior Note Trustee shall enter into a supplemental indenture to the Junior Note Indenture without the consent of any holder of any Junior Notes to effect such amendment, provided however, that no such deemed amendment or waiver shall be effected with respect to any provision which, pursuant to the terms of the Junior Note Indenture, may not be amended without the consent of each holder of Junior Notes, as described under the caption "Amendment, Supplement and Waiver".

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Holders of the Junior Notes may not enforce the Junior Note Indenture or the
Junior Notes except as provided in the Junior Note Indenture. The Required Holders of at least a majority in aggregate principal amount of the Junior Notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Junior Note Trustee, or exercising any trust or power conferred on the Junior Note Trustee with respect to the Junior Notes, provided that:

(1)    such direction is not in conflict with any rule of law or with the Junior
       Note Indenture; and

(2) the Junior Note Trustee may take any other action deemed proper by the Junior Note Trustee which is not inconsistent with such direction.

Subject in each case to the prior rights of the holders of the Senior Notes under the Security Trust and Intercreditor Deed, if an Event of Default under the Junior Note Indenture has occurred and is continuing, the Required Holders of at least:

(1) 25 per cent., in the case of any Event of Default other than an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default",

(2) 25 per cent., in the case of an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default" if no Senior Notes are outstanding within the meaning of the Senior Note Indenture, or

(3) 35 per cent., in the case of an Event of Default specified in clause (5) under the caption "Description of the Notes -- Events of Default" if any Senior Notes are outstanding within the meaning of the Senior Note Indenture, in aggregate principal amount of the Junior Notes then outstanding shall have the right to direct the Junior Note Trustee in writing to direct the Security Trustee to (a) take action to enforce the security interests in favor of the Secured Creditors in the Transaction Security, subject to the terms of the Security Trust and Intercreditor Deed, provided that no direction inconsistent with such written direction has been given to the Junior Note Trustee by the Required Holders of at least a majority in aggregate principal amount of the Junior Notes then outstanding or (b) take enforcement action in relation to any of the Intra-Group Liabilities pursuant to the Security Trust and Intercreditor Deed, subject to the terms thereof.

The Junior Note Indenture provides that in case an Event of Default occurs and is continuing under the Junior Note Indenture, the Junior Note Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his, her or its own affairs. The Junior Note Trustee may refuse to follow any direction that conflicts with law, the Junior Note Indenture or the Security Trust and Intercreditor Deed, or that may involve the Junior Note Trustee in personal liability.

Notwithstanding any other provision in the Junior Note Indenture, each holder of the Junior Notes shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any), interest, if any, and Additional Amounts, if any, on the Junior Notes and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder.

The Issuer is required to deliver to the Junior Note Trustee a semi-annual statement regarding compliance with the Junior Note Indenture. Furthermore, upon becoming aware of any Default or Event of Default under the Junior Note Indenture, the Issuer is required to deliver to the Junior Note Trustee and Security Trustee a statement specifying such Default or Event of Default. The Junior Note Trustee shall give the holders of the Junior Notes notice of each Default under the Junior Note Indenture known to such Trustee, within 30 days after the occurrence thereof, as and to the extent provided by the Trust Indenture Act, unless such Default shall have been cured or waived.

FORM OF NOTES

Each Series of each Tranche of Notes will initially be represented by one or more global notes in bearer form without interest coupons attached (each a "Global Note" and together the "Global Notes"). Title to the Global Notes will pass by delivery. The holder of any certificate representing any Series of any Tranche of Notes, including any Global Note (the "holder"), is the person that has possession of the certificate, in the case of a

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bearer certificate, and the person in whose name the certificate is registered, in the case of a certificate in registered form.

The Global Notes will be deposited on issue with The Bank of New York, as depositary (the "Depositary") under the Deposit Agreement. Under the Deposit Agreement, the Depositary will issue to DTC, Euroclear and/or Clearstream certificateless depositary interests, which together represent a 100 per cent. interest in each underlying Global Note. The certificateless depositary interests will be registered in the name of Cede & Co., as nominee of DTC (with respect to certificateless depositary interests issued to DTC) or the nominee of a common depositary for Euroclear and Clearstream (with respect to certificateless depositary interests issued to Euroclear and/or Clearstream). Upon acceptance by DTC, Euroclear and/or Clearstream of a certificateless depositary interest for entry into their respective book-entry settlement systems, beneficial interests in the certificateless depositary interests (the "Book-Entry Interests") will be issued by DTC, Euroclear and/or Clearstream and traded through their respective book-entry systems.

The Book-Entry Interests will not be held in definitive form. Book-Entry Interests will be held by or through persons that have accounts with DTC, Euroclear and/or Clearstream ("direct participants") or persons that hold interests through direct participants ("indirect participants" and, together with direct participants, "participants"). The laws of some jurisdictions, including certain states of the United States, may require that certain investors in securities take physical delivery of such securities in definitive form. The foregoing limitations may impair the ability of investors to own, transfer or pledge Book-Entry Interests. In addition, while the Notes are in global form, "holders" of Book-Entry Interests will not be considered the owners or "holders" of Notes for any purpose.

Ownership of the Book-Entry Interests will be shown on, and the transfer of ownership will be effected only through, records maintained in book-entry form by DTC, Euroclear, Clearstream and their participants. Book-Entry Interests will be transferable only as units in the same authorized denominations as the Notes of the Series to which they correspond. Unless any Series of Notes is exchanged in whole or in part for other securities of the Issuer, or the applicable Global
Note is exchanged for Notes in definitive registered form ("Definitive Registered Notes"), the certificateless depositary interests representing Notes of a Series held by DTC, Euroclear and/or Clearstream may not be transferred except as a whole between DTC, Euroclear and/or Clearstream, a nominee of DTC, the nominee of a common depositary for Euroclear and Clearstream, or their respective successors.

So long as the Depositary or its nominee is the holder of the Global Note(s) representing Notes of a Series, the Depositary or its nominee will be considered the sole holder of the Global Note(s) for all purposes under the applicable Indenture. Except as described below under the caption "The Deposit Agreement -- Issuance of Definitive Registered Notes and Termination of the Deposit Agreement", no participant or other person will be entitled to have Notes registered in its name, receive or be entitled to receive physical delivery of Definitive Registered Notes or be considered the owner or holder of the Notes under the applicable Indenture or the Deposit Agreement. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of the Depositary and DTC, Euroclear and/or Clearstream and, if the person is not a direct participant in DTC, Euroclear and/or Clearstream, on the procedures of the direct participant or other securities intermediary through which the person owns its interest, to exercise any rights and obligations of a holder under the applicable Indenture, the applicable Series of Notes or the Deposit Agreement.

The Issuer will not impose any fees or other charges in respect of the Notes; however, holders of the Book-Entry Interests may incur fees normally payable in respect of the maintenance and operation of accounts in DTC, Euroclear and/or Clearstream.

None of the Issuer, the Guarantors, the Note Trustees, the Security Trustee, the Depositary, any Paying Agent or any of their agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of Book-Entry Interests.

Payments on the Global Notes. Payments of any amounts relating to any Global Note will be made through the Paying Agents to the Depositary, as the holder of the Global Note. The Issuer and its agents will be discharged, by payment to or to the order of the Depositary, from any responsibility or liability for each amount paid in this manner. Under the Deposit Agreement, the Depositary will pay an amount equal to all these payments to DTC, Euroclear and/or Clearstream, except as described below. None of the Issuer, the Guarantors, the applicable Note Trustee, the Security Trustee, the Depositary, any Paying Agent or any of their agents will have any

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responsibility or liability for any aspect of the records relating to payments made by DTC, Euroclear and/or Clearstream or their participants on account of Book-Entry Interests or for maintaining, supervising or reviewing any records relating to the Book-Entry Interests.

A holder of a Book-Entry Interest issued by DTC denominated or repayable in a Relevant Currency other than US dollars electing to receive payments of principal or interest, if any, in a currency other than US dollars must notify the DTC participant through which its interest is held on or prior to the applicable record date, in the case of a payment of interest, and on or prior to the twelfth day prior to the date of payment of principal, in the case of principal, of such beneficial owner's election to receive all or a portion of such payment in a Relevant Currency other than US dollars, together with wire transfer payment instructions to an account in the Relevant Currency. Any such election in respect of a payment of principal or interest shall be irrevocable.

In the case of a payment of interest, such DTC participant must notify DTC of such election on or prior to the third Business Day after such record date. DTC will notify the Paying Agent of such election on or prior to the fifth Business Day after such record date for any payment of interest. In the case of a payment of principal, such DTC participant must notify DTC of such election on or prior to the twelfth day prior to the payment of principal. DTC will notify the Paying Agent of such election on or prior to the tenth Business Day prior to the payment of principal.

If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Paying Agent, on or prior to such dates, the beneficial owner will receive payments of principal and or interest in the Relevant Currency; otherwise only US dollar payments will be made by the Paying Agent through DTC. If any holder of a certificateless depositary interest issued by DTC does not elect to receive principal or interest payments in the Relevant Currency in accordance with the rules and procedures of DTC, such payments will be made in US dollars. Conversion of the Relevant Currency into US dollars will be made by the Depositary. In particular, holders of certificateless depositary interests issued by DTC should be aware that the Depositary has the right to deduct from payments made in US dollars all costs of converting amounts in the Relevant Currency to US dollars.

INFORMATION REGARDING DTC, EUROCLEAR AND CLEARSTREAM

DTC, Euroclear and Clearstream have advised the Issuer of the following information:

DTC.  DTC is:

      -  a limited-purpose trust company organized under the New York Banking
         Law;

      -  a "banking organization" within the meaning of the New York Banking
         Law;

      -  a member of the Federal Reserve System;

      - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

      -  a "clearing agency" registered under Section 17A of the US Exchange
         Act.

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in these securities through electronic book-entry changes in accounts of the participants, eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Some of these participants, along with some of their representatives and others, own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The Issuer understands that DTC will take any action permitted to be taken by a holder of a beneficial interest in the applicable Series of Notes only at the direction of participants to whose account with DTC Book-Entry Interests are credited and only for the principal amount of the Book-Entry Interests as to which these participants have given such direction.

Euroclear and Clearstream. Some beneficial owners of the Notes may hold Book-Entry Interests through their accounts with Euroclear and Clearstream. Each of Euroclear and Clearstream holds securities for its account holders and facilitates the clearance and settlement of transactions by electronic book-entry transfers between its

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account holders, eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their account holders may settle trades with each other.

Account holders in Euroclear and Clearstream are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Account holders' overall contractual relations with Euroclear and Clearstream, are governed by the respective rules and operating procedures of Euroclear and Clearstream, and any applicable laws. Euroclear and Clearstream act under these rules and operating procedures only on behalf of their respective account holders. They have no record of or relationship with persons holding through their respective account holders.

GLOBAL CLEARANCE AND SETTLEMENT UNDER THE BOOK-ENTRY SYSTEM

The Book-Entry Interests representing interests in the Global Notes of a Series are expected to be listed on the London Stock Exchange plc. Book-Entry Interests issued by DTC are expected to trade in DTC's same-day funds settlement system, and secondary market trading activity in such Book-Entry Interests will, therefore, be required by DTC to be settled in immediately available funds. Book-Entry Interests issued by Euroclear and/or Clearstream are expected to settle in same-day funds. The Issuer expects that secondary trading in any Definitive Registered Notes will also be settled in immediately available funds. Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be done through DTC in accordance with DTC's rules on behalf of each of Euroclear or Clearstream by its common depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream by the counterparty in such system in accordance with the rules and regulations and within the established deadlines of such system (Brussels time). Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to the common depositary to take action to effect final settlement on its behalf by delivering or receiving Book-Entry Interests by DTC, and making and receiving payment in accordance with normal procedures for same-day funds settlement application to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the common depository.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing a Book-Entry Interest from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear and Clearstream as a result of a sale of a Book-Entry Interest by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Although DTC, Euroclear and Clearstream currently follow the foregoing procedures in order to facilitate transfers of Book-Entry Interests among participants in DTC, Euroclear and Clearstream, as the case may be, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or modified at any time. None of the Issuer, the Guarantors, the Note Trustees, the Security Trustee, the Depositary, any Paying Agent or any of their agents will have any responsibility for the performance of DTC, Euroclear or Clearstream or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

SECONDARY MARKET TRADING

The Book-Entry Interests will trade through participants of DTC, Euroclear and/or Clearstream and will settle in same-day funds. Since the purchaser determines the place of delivery, it is important to establish at the time of

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trading of any Book-Entry Interests where both the purchaser's and the seller's accounts are located to ensure that the settlement can be made on the desired value date.

THE DEPOSIT AGREEMENT

Redemption. In the event that a Global Note or any portion of a Global Note is redeemed, the Depositary will redeem an equal amount of the certificateless depositary interest or interests issued by DTC, Euroclear and/or Clearstream.

Issuance of Definitive Registered Notes and Termination of the Deposit Agreement. So long as DTC, Euroclear and/or Clearstream holds the certificateless depositary interest or interests representing Notes of a Series, the Book-Entry Interests (and corresponding Global Notes) will not be exchangeable for Definitive Registered Notes except if:

      - DTC, Euroclear or Clearstream notifies the Depositary that it is unwilling or unable to continue to hold the certificateless depositary interest or interests, or if at any time DTC is unable to or ceases to be a clearing agency registered under the US Exchange Act, and in either case a successor to DTC, Euroclear and/or Clearstream, as applicable is not appointed by the Depositary within 120 days;

      - the Depositary notifies the Issuer and the relevant Note Trustee that it is unwilling or unable to continue to act as Depositary, and the Issuer is unable to appoint a successor Depositary within 120 days; or

      - if so requested by either DTC, Euroclear, Clearstream, the Issuer or the applicable Note Trustee, in the event of a winding-up of the Issuer or an Event of Default, as defined in the applicable Indenture, has occurred and is continuing.

To receive or direct the delivery of possession of any Definitive Registered Notes, each person owning a Book-Entry Interest must rely exclusively on the provisions of the Deposit Agreement, the rules or procedures of DTC, Euroclear and/or Clearstream and any agreement with any participant or any other securities intermediary through which that person holds its interest.

If Definitive Registered Notes are issued by the Issuer in exchange for a particular Global Note, the Depositary will promptly notify DTC, Euroclear and/or Clearstream that the corresponding Global Note will be exchanged in whole or in part for Definitive Registered Notes. Definitive Registered Notes will be issued in such names and amounts as DTC, Euroclear and/or Clearstream may specify upon cancellation of the corresponding certificateless depositary interests and all Book-Entry Interests relating to the certificateless depositary interests. The Depositary will promptly surrender the corresponding Global Note held by it to the relevant Note Trustee in connection with such exchange for cancellation.

Any Definitive Registered Notes will be issued in registered form in the same authorized denominations as the applicable Notes of the Series to which they correspond. Payments of principal, interest or other amounts in respect of the Definitive Registered Notes will be made to the person in whose name the Definitive Registered Notes are registered in the register. Payments on Definitive Registered Notes will be payable at the corporate trust office or agency of the relevant Note Trustee in New York City and at the specified office of the Paying Agent in London maintained for such purposes, against surrender of the relevant Definitive Registered Notes in the case of payment of principal, and at other offices as may be designated from time to time. In addition, payments may be made by cheque drawn on a bank in New York City or London or, at the request of the holder, by transfer to an account of the holder in New York City or London. Definitive Registered Notes should be presented to any Paying Agent for redemption.

A Definitive Registered Note may be transferred upon the surrender at the specified office of any transfer agent of the certificate representing the Definitive Registered Note to be transferred, together with any forms and other evidence that the transfer agent may reasonably require. In the event of a partial transfer of Definitive Registered Notes, new Definitive Registered Notes in permitted denominations will be obtainable as soon as practicable at the office of the relevant Note Trustee or any transfer agent. The transfer agent will not be required to transfer any Definitive Registered Note during the period of 15 days preceding the due date for any payment of principal, interest or other amounts, if any, due, or the date on which the applicable Tranche of Notes is scheduled for redemption.

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If any Definitive Registered Note is mutilated, destroyed, stolen or lost, it may be replaced at the specified office of the relevant Note Trustee or any transfer agent or Paying Agent. Replacement will be made upon payment by the claimant of the expenses incurred by the Issuer in connection with such replacement, including the fees and expenses of the relevant Note Trustee, transfer agent or Paying Agent, together with any indemnity that such parties and the Issuer may reasonably require from the claimant. Mutilated Definitive Registered Notes must be surrendered before replacements will be issued.

To the extent permitted by law, the Issuer, the relevant Note Trustee and any agents of either of them will be entitled to treat the person in whose name any Definitive Registered Notes are registered as the absolute owner of such Definitive Registered Notes.

Reports. The Deposit Agreement requires the Depositary promptly to send to DTC, Euroclear and/or Clearstream, as applicable, a copy of any notices, reports and other communications received relating to the Issuer or the applicable Notes of a Tranche.

Action by Depositary. The Deposit Agreement requires the Depositary to exercise any of its rights or powers vested in it by the Deposit Agreement as requested by DTC, Euroclear and/or Clearstream, so long as the Depositary has been offered reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request.

Amendment of Deposit Agreement. The Depositary and the Issuer may only amend the Deposit Agreement without the consent of DTC, Euroclear and/or Clearstream or the owners of Book-Entry Interests:

      - to cure any ambiguity, omission, defect or inconsistency in the Deposit Agreement;

      -  to add to the covenants and agreements of the Depositary or the Issuer;

      - to evidence or effectuate the assignment of the Depositary's rights and duties to a qualified successor;

      - to comply with the US Securities Act of 1933, the US Exchange Act, the US Investment Company Act of 1940, the Trust Indenture Act or any other applicable law, rule or regulation; or

      - to modify, alter, amend or supplement the Deposit Agreement in a manner that is not adverse to the interests of DTC, Euroclear and/or Clearstream or the owners of Book-Entry Interests.

Resignation or Removal of Depositary. The Depositary may at any time, following 60 days' written notice to the Issuer and DTC, Euroclear and Clearstream, resign as Depositary. The Depositary may be removed by the Issuer at any time upon 90 days' written notice or, under certain circumstances, immediately. A resignation or removal will become effective upon the appointment of a successor Depositary. If the Issuer is unable to appoint a successor Depositary promptly, DTC, Euroclear and/or Clearstream or the Depositary may, on behalf of itself and all others similarly situated, at the expense of the Issuer, petition any court of competent jurisdiction for the appointment of a successor Depositary, unless Definitive Registered Notes have been issued for all outstanding Notes in accordance with the applicable Indenture.

Obligations of Depositary. The Depositary will assume no obligation or liability under the Deposit Agreement or any agreement with DTC, Euroclear and/or Clearstream other than to use good faith and reasonable care in the performance of its duties under the Deposit Agreement. The Issuer will agree to indemnify the Depositary against certain liabilities incurred by it under the Deposit Agreement.

ADDITIONAL AMOUNTS

All payments made under, or with respect to, the Senior Notes, the Junior Notes and the Guarantees thereof will be made free and clear of, and without withholding or deduction for or on account of, any present or future Taxes, unless the Issuer or any Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer or any Guarantor is required to withhold or deduct any amount for, or on account of, Taxes imposed by the United Kingdom or by any other jurisdiction in which the Issuer or any Guarantor is organized or resident for Tax purposes or any political subdivision thereof or any Taxing Authority therein (each, a "Relevant Taxing Jurisdiction"), from any payment made under or with respect to the Senior Notes, the Junior Notes or the Guarantees thereof, the Issuer or the applicable Guarantor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received

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had no such withholding or deduction been required; provided, however, that no
Additional Amounts will be payable with respect to any Tax:

      (a)   that would not have been imposed, payable or due:

          (1) but for the existence of any connection between the holder (or the Beneficial Owner of, or Person ultimately entitled to obtain an interest in, the Senior Notes, the Junior Notes or the Guarantees thereof) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a trade or business or maintaining a permanent establishment or fixed base in, or being physically present in, or having made an election, the effect of which is to subject the holder to such Taxes in, in each case whether by himself or through an agent, of the Relevant Taxing Jurisdiction) other than the mere holding of the Senior Notes, the Junior Notes or the Guarantees thereof, as applicable, or enforcement of rights thereunder or the receipt of payments in respect thereof;

          (2) if the presentation of the Senior Notes or the Junior Notes, as applicable, (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later except to the extent that the holder of such Notes would have been entitled to such Additional Amounts on presenting such Notes for payment on the last day of such period of 30 days; or

      (b) on a payment to an individual where such withholding or deduction is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with or introduced in order to conform to, such Directive; or

      (c) if the holder of the Senior Note or Junior Note, as applicable, would have been able to avoid such withholding or deduction by presenting the Senior Note or the Junior Note, as applicable, to another Paying Agent in a money-centre in a member state of the European Union; or

      (d) where the payment of such Additional Amounts is prevented by any combination of (a), (b) or (c).

With respect to paragraph (c) above, the Issuer will undertake to ensure that it maintains a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive.

If the Issuer or any Guarantor will be obliged to pay Additional Amounts with respect to any payment under or with respect to the Senior Notes or the Junior Notes, or the Guarantees thereof, the Issuer or any Guarantor will deliver to the applicable Note Trustee at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer or any Guarantor shall notify the applicable Note Trustee promptly thereafter) an officers' certificate stating the fact that Additional Amounts will be payable and the amount so payable. The officers' certificate must also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to holders on the relevant payment date.

The Issuer or any Guarantor will make all required withholdings and deductions and will remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer and such Guarantor will use their respective reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Taxing Authority. The Issuer or any Guarantor will furnish to the applicable Note Trustee, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing payment by the Issuer or any Guarantor, or if, notwithstanding the Issuer's and such Guarantor's efforts to obtain receipts, receipts are not obtained, other evidence of payments by the Issuer or such Guarantor.

The Issuer or any Guarantor will pay any stamp duty reserve tax, stamp duty, court or documentary taxes, or any other excise or property taxes, charges or similar levies or Taxes which arise from the initial execution, delivery or registration of the Senior Notes or the Junior Notes, as applicable, and the enforcement of such Notes following the occurrence of any Event of Default with respect to such Notes.

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Whenever in the applicable Indenture or in any Tranche of Notes there is mentioned, in any context, the payment of amounts based upon the principal amount of such Notes or of principal, interest, premium, if any, or of any other amount payable under, or with respect to, the applicable Tranche of Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

AMENDMENT, SUPPLEMENT AND WAIVER

The Senior Note Indenture and the Junior Note Indenture each contain a covenant that the Issuer will not, and will not permit any of its Subsidiaries to, amend, modify or supplement the Junior Note Indenture, the Junior Notes or the Guarantee thereof while any Senior Notes are outstanding, with limited exceptions, as described under the caption "Description of the Notes -- Certain Covenants -- Restrictions on Amendments". In addition, under the Security Trust and Intercreditor Deed, the Issuer and the Junior Note Trustee will agree that until all Secured Obligations arising under the Senior Notes and the Senior Note Indenture have been discharged in full, no amendments to the Junior Notes or the Junior Note Indenture are permitted, with limited exceptions, as described under the caption "The Security Trust and Intercreditor Deed -- Amendments, Consents and Waivers". Accordingly, prior to the repayment in full of the Senior Notes, the ability to amend the Junior Notes or the Junior Note Indenture is subject to substantial limitations.

Subject to the preceding paragraph and the succeeding paragraph, the applicable Indenture, the applicable Tranche of Notes and the Guarantees thereof may be amended or supplemented with the consent of the Required Holders of at least a majority in aggregate principal amount of the applicable Tranche of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the applicable Tranche of Notes), and any existing Default or compliance with any provision of the applicable Indenture, the applicable Tranche of Notes or the Guarantees thereof may be waived with the consent of the Required Holders of at least a majority in aggregate principal amount of the applicable Tranche of Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the applicable Tranche of Notes).

Notwithstanding any other provision of the applicable Indenture to the contrary, without the consent of each holder affected, an amendment or waiver may not (with respect to any Senior Note or Junior Note, as applicable, held by a non-consenting holder):

(1) reduce the percentage of Required Holders of the aggregate principal amount of such Tranche of Notes that must consent to an amendment, supplement or waiver, or rescind any acceleration of the maturity of the applicable Tranche of Notes;

(2) reduce the principal of or change the fixed maturity of such Note or alter the provisions with respect to the mandatory or optional redemption of such Note, including the provisions with respect to the amount payable upon the optional or mandatory redemption of such Note or the time at which such Note may or must be redeemed but excluding the definitions of "Asset Sale" and "Cash Collateral Releases" and the covenant described under the caption "Description of the Notes -- Certain Covenants -- Asset Sales";

(3) reduce the rate of, or change the time for payment of, interest on such Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, premium or Additional Amounts, if any, on, such Note (except a rescission of acceleration of a Tranche of Notes by the Required Holders of at least a majority in aggregate principal amount of such Tranche of Notes and a waiver of the payment default on such Tranche of Notes solely to the extent that it resulted from such acceleration);

(5)    make such Note payable in money other than that stated in such Note;

(6) make any change in the provisions of the applicable Indenture relating to waivers of past Defaults or Events of Default or the rights of holders of the applicable Tranche of Notes to receive payments of principal of, or interest, premium or Additional Amounts, if any, on, the relevant Tranche of Notes when due or to bring suits to enforce those payments;

(7)    waive a redemption payment with respect to such Note;

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(8)    release any Guarantor from any of its obligations under any Guarantee of the applicable Tranche of Notes or the applicable Indenture, except in accordance with the terms of the applicable Indenture;

(9) amend or modify the provisions described under the captions "Description of the Notes -- Redemption upon Changes in Withholding Taxes" or "Additional Amounts" with respect to the applicable Tranche of Notes or amend the terms of such Tranche of Notes or the applicable Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder;

(10) with respect to the Senior Notes, modify the provisions described under the caption "Description of the Notes -- Payment Blockage Provisions";

(11) make any change in any Guarantee of the Notes that would adversely affect the holders of the Notes;

(12) make any change in any Security Document or the provisions of the applicable Indenture relating to the Security Documents that would adversely affect the holders of the Notes; or

(13)   make any change in the preceding amendment and waiver provisions.

Notwithstanding the first and second preceding paragraphs, without the consent of any holder of any Senior Note or Junior Note, as applicable, the Issuer, the Guarantors and the applicable Note Trustee may amend or supplement the applicable Indenture, the applicable Notes or the Guarantee thereof:

(1) subject to the third preceding paragraph, to add to the covenants of the Issuer or any Guarantor for the benefit of the holders of the applicable Tranche of Notes or to surrender any right or power conferred upon the Issuer or any Guarantor in the applicable Indenture, the Notes of the applicable Tranche or in any Guarantee of the Notes of the applicable Tranche;

(2) to cure any ambiguity, or to correct or supplement any provision in the applicable Indenture or any supplemental indenture to the applicable Indenture, the Notes of the applicable Tranche or any Guarantee of the Notes of the applicable Tranche which may be defective or inconsistent with any other provision in the applicable Indenture, the Notes of the applicable Tranche or any Guarantee of the Notes of the applicable Tranche, provided that such provisions shall not adversely affect the interests of the holders of the applicable Tranche of Notes;

(3) to provide for uncertificated Notes of such Tranche in place of certificated Notes of such Tranche, provided that such provisions shall not adversely affect the interests of the holders of the applicable Tranche of Notes and such uncertificated Notes are issued in registered form;

(4) to add a Guarantor under the applicable Indenture and to provide for the grant of New Security for the benefit of the holders of the Notes, or to mortgage, pledge, hypothecate or grant a security interest in favour of the Security Trustee and the Note Trustees for the benefit of the holders of the Notes as additional security for the payment and performance of the Issuer's and any Guarantor's obligations under the Indentures, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Security Trustee and the Note Trustees pursuant to the Indentures, the Security Trust and Intercreditor Deed or otherwise; or

(5) to evidence and provide for the acceptance of the appointment of a successor Note Trustee under the applicable Indenture.

Subject to the restrictions in the Security Trust and Intercreditor Deed, if the holders of Senior Notes agree to waive a Default or Event of Default and/or amend the terms of any covenant in the Senior Notes and/or the Senior Note Indenture to address the circumstances leading to such Default or Event of Default during any Standstill Period, the Issuer and the Junior Note Trustee will enter into a supplemental indenture to the Junior Note Indenture to amend the Junior Notes to the same effect, without the consent of the holders of any Junior Notes, provided that no such amendment shall effect any of the changes specified in the second preceding paragraph without the consent of each holder of Notes affected thereby.

NOTICE OF REDEMPTION

Notices of redemption pursuant to (1) the provisions described above under the captions "Description of the Notes -- Redemption -- Optional Redemption of the Senior Notes and the Junior Notes in Whole",

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"Description of the Notes -- Redemption -- Optional Clean-Up Redemption of the
Junior Notes" and "-- Certain Covenants -- Change of Control" shall be made not less than 30 but not more than 60 days before the Repayment Date, (2) the provisions described above under the caption "Description of the Notes -- Redemption -- Mandatory Redemption" shall be made not less than ten (10) but not more than fifteen (15) London Business Days before the Repayment Date and (3) the provisions described above under the caption "Description of the Notes -- Certain Covenants -- Merger, Consolidation or Sale of Assets" shall be made not less than ten (10) but not more than thirty (30) days before the Repayment Date. The notices of redemption may not be conditional and shall be irrevocable.

If any Tranche of Notes is to be redeemed in part only, the notice of redemption that relates to such Tranche of Notes will state the portion of the principal amount of such Tranche of Notes that is to be redeemed. The Notes of a Tranche called for redemption become due on the date fixed for redemption.

For Notes of a Tranche which are represented by certificateless depositary interests held on behalf of DTC, Euroclear and/or Clearstream, notices may be given by delivery of the notices to DTC, Euroclear and/or Clearstream for communication to entitled account holders in substitution for the aforesaid notices.

SATISFACTION AND DISCHARGE

The applicable Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)    either:

      (a) all such Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer or discharged from such trust, have been delivered to the applicable Note Trustee for cancellation; or

      (b) all such Notes that have not been delivered to the applicable Note Trustee for cancellation:

          (i) have become due and payable by reason of the giving or delivery of a notice of redemption or otherwise,

          (ii) will become due and payable at their Stated Maturity within one year, or

          (iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Note Trustee for the giving of notice of redemption,

          and in the case of (i), (ii) or (iii) above the Issuer has irrevocably deposited or caused to be deposited with the applicable Note Trustee as trust funds in trust solely for the benefit of the holders cash denominated in the Relevant Currency, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the applicable Tranche of Notes not delivered to the applicable Note Trustee for cancellation, including principal and premium, if any, and accrued interest and Additional Amounts, if any, to the date of maturity or redemption, as the case may be;

(2) no Default or Event of Default with respect to such Notes has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Subsidiary of the Issuer is a party or by which the Issuer or any Subsidiary of the Issuer is bound;

(3) the Issuer has paid or caused to be paid all sums payable by it under the applicable Indenture; and

(4) if applicable, the Issuer has delivered irrevocable instructions to the applicable Note Trustee under the applicable Indenture to apply the deposited money toward the payment of such Notes at maturity or the Repayment Date, as the case may be.

In addition, the Issuer must deliver an officers' certificate and an opinion of counsel to the applicable Note Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

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PARALLEL DEBT OBLIGATION

Each Indenture will provide that each Obligor agrees and covenants with the applicable Note Trustee by way of an abstract acknowledgment of debt that, notwithstanding anything to the contrary in the applicable Indenture, the applicable Tranche of Notes or the Guarantee thereof, it shall pay to the applicable Note Trustee sums equal to, and in the currency or currencies of, the amounts owed by such Obligor from time to time to the holders of the applicable Tranche of Notes under the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof (with respect to each Tranche of Notes, the "Principal Obligations"), as and when the same fall due for payment under the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof (with respect to each Tranche of Notes, the "Parallel Obligations").

The applicable Note Trustee shall have its own independent right to demand and require payment to it of the Parallel Obligations with respect to the applicable Tranche of Notes by the Obligors (such demand to be made in accordance with, and only in the circumstances permitted under, the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof and only if permitted by the Security Trust and Intercreditor Deed). The rights of the holders of the applicable Tranche of Notes to receive payment of the applicable Principal Obligations are several from the rights of the applicable Note Trustee to receive the applicable Parallel Obligations, provided that the payment by an Obligor of its Parallel Obligations with respect to a Tranche of Notes to the applicable Note Trustee in accordance with the applicable Indenture shall be a good discharge of the corresponding Principal Obligations owed by it and the payment by an Obligor of its Principal Obligations with respect a Tranche of Notes in accordance with the provisions of the applicable Indenture, the applicable Tranche of Notes and the Guarantee thereof shall be a good discharge of the corresponding Parallel Obligations owed to the applicable Note Trustee under the applicable Indenture. In the event of a good discharge of any Principal Obligations with respect to a Tranche of Notes the applicable Trustee shall not be entitled to demand payment of the corresponding Parallel Obligations and such Parallel Obligations shall be discharged to the same extent. In the event of a good discharge of any Parallel Obligations with respect to a Tranche of Notes, the holders of such Tranche of Notes shall not be entitled to demand payment of the corresponding Principal Obligations and such Principal Obligations shall be discharged to the same extent.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No past, present or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or such Guarantor under (a) the Senior Notes, the Senior Note Indenture, or the Guarantee of the Senior Notes, or (b) the Junior Notes, the Junior Note Indenture, or the Guarantee of the Junior Notes, respectively, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a Note by accepting such Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the applicable Tranche of Notes. The waiver may not be effective to waive liabilities under the federal securities laws of the United States.

CONCERNING THE NOTE TRUSTEES

The Senior Note Trustee will be Law Debenture Trust Company of New York.

The Junior Note Trustee will be JPMorgan Chase Bank.

If the applicable Note Trustee becomes a creditor of the Issuer or any Subsidiary of the Issuer, the applicable Indenture limits its right to obtain payment of claims in certain cases, or to realise on certain property received in respect of any such claim as security or otherwise. The applicable Note Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

Each Indenture will provide that the applicable Note Trustee shall be entitled to accept any certificate delivered to it by the Issuer, and any opinion of counsel to the Issuer delivered to it, pursuant to such Indenture as sufficient evidence of the satisfaction of the applicable conditions in, and/or compliance with the applicable requirements of, the applicable Indenture and, in the absence of manifest error, no liability to any holder of a Note will attach to the applicable Note Trustee for so relying on any such certificate or opinion of counsel.

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LISTING

Applications will be made for the Notes of each Tranche to be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

CONSENT TO JURISDICTION AND SERVICE

The Senior Note Indenture and the Junior Note Indenture will each provide that the Issuer and each Guarantor will appoint Marconi Inc. as its agent for service of process in any suit, action or proceeding with respect to such Indenture, the Notes issued thereunder or the Guarantees thereof and for actions brought under United States federal or state securities laws brought in any federal or state court located in the City of New York, and will submit to such jurisdiction on a non-exclusive basis.

The Senior Note Indenture and the Junior Note Indenture will each provide that the Issuer and each Guarantor will appoint the Issuer as its agent for service of process in any suit, action or proceeding with respect to such Indenture, the Notes issued thereunder or the Guarantee thereof brought in any court of England and Wales, and will submit to such jurisdiction on a non-exclusive basis.

NOTICES

All notices to the holders of any Tranche of Notes will be valid if published in a leading English language daily newspaper published in London and a leading English language daily newspaper published in New York City or such other English language daily newspaper with general circulation in Europe or the United States, as the case may be, as the applicable Note Trustee may approve and, so long as the Notes of a Tranche are listed on the London Stock Exchange, in one daily newspaper published in London approved by the applicable Note Trustee. Any notice will be deemed to have been given on the date of publication or, if so published more than once on different dates, on the date of first publication. It is expected that publication will normally be made in the Financial Times and The Wall Street Journal. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the applicable Note Trustee may approve. Notices will also be sent simultaneously to DTC, Euroclear and/or Clearstream, as applicable while the Notes are in global form and represented by Book-Entry Interests.

THE SECURITY TRUST AND INTERCREDITOR DEED

BRIEF DESCRIPTION OF THE SECURITY TRUST AND INTERCREDITOR DEED

The intercreditor arrangements in respect of certain creditors of Marconi Corporation plc and the other Obligors under the Notes and the other Secured Liabilities are contained in the Security Trust and Intercreditor Deed, which binds each of the Secured Creditors, each of the Obligors and each of the Intra-Group Parties (each as defined below). The following description is a summary of the material provisions of the Security Trust and Intercreditor Deed. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Security Trust and Intercreditor Deed. You are urged to read the Security Trust and Intercreditor Deed, copies of which will be available for inspection as set forth in paragraph 20 of Part X: Additional Information.

The rights of the Secured Creditors are subject to the Security Trust and Intercreditor Deed pursuant to which the exercise by the Secured Creditors of their rights under the Security Documents may in certain circumstances be directed by, and is in most circumstances subject to the prior consent of, other parties to the Security Trust and Intercreditor Deed.

The purpose of the Security Trust and Intercreditor Deed is to regulate, inter alia: (1) the ranking of claims of, the Secured Creditors; (2) the exercise, acceleration and enforcement of rights by the Secured Creditors; (3) the rights of Secured Creditors to instruct the Security Trustee; (4) the rights of the Senior Note Trustee to issue a Standstill Notice; (5) the rights of the Secured Creditors during a Standstill Period and the effects of a Standstill Period; (6) the giving of consents and waivers and the making of modifications to the Relevant Documents; and (7) the rights of the Secured Creditors and the priorities following a Payment Stop Event.

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The Security Trust and Intercreditor Deed sets out the priority of payment of the claims of the Secured Creditors and provides for the subordination of certain intercompany claims by the Issuer and those of its Subsidiaries that are parties to the Security Trust and Intercreditor Deed.

RANKING OF SECURED OBLIGATIONS AND PRIORITIES

Each of the parties to the Security Trust and Intercreditor Deed will agree that the Secured Obligations owed by, and the Transaction Security granted by, the Obligors to the Secured Creditors and the Intra-Group Liabilities are subject to the payment priorities set out in the Security Trust and Intercreditor Deed and described below.

Payment Priorities Prior to a Payment Stop Event

Pursuant to the Security Trust and Intercreditor Deed, unless the Senior Note Trustee has notified the other Secured Creditors in writing that a Payment Stop Event has occurred and is continuing, all monies credited to the Existing Performance Bond Escrow Account shall continue to be applied in accordance with the terms of the Escrow Agreement, and all monies credited to the Mandatory Redemption Escrow Account shall be applied in accordance with the following priorities:

      a. first, to the Junior Note Trustee, to be applied to the satisfaction of liabilities to the holders of the Junior Notes;

      b. second, to the Senior Note Trustee, to be applied to the satisfaction of liabilities to the holders of the Senior Notes;

      c. third, to any other person (other than the Issuer) so entitled to the proceeds; and

      d.    fourth, to the Issuer.

Upon the occurrence of a payment event of default under the New Bonding Facility Agreement and at any time thereafter while the same is continuing, but prior to the New Bonding Facility Agent being notified by the Senior Note Trustee of the occurrence of a Payment Stop Event, the New Bonding Facility Agent shall (on its own behalf and on behalf of the New Bonding Facility Banks) be entitled to demand from the obligors under the New Bonding Facility Agreement an amount sufficient to ensure that the Secured Obligations arising under the New Bonding Facility Agreement are fully cash-collateralised.

Payment Priorities Following a Payment Stop Event

Upon being notified in writing of the occurrence of a Payment Stop Event (which notice shall, in accordance with the provisions of the section captioned "Undertakings -- Standstill Notice", be contained in the Standstill Notice required to be delivered to the Security Trustee), the Security Trustee will promptly instruct the Escrow Bank (1) to act in accordance with paragraph a. of the section captioned "Standstill Period and Payment from Escrow Accounts"; and
(2) following the date of such notification and while the Payment Stop Event is continuing and after giving effect to any payment required by paragraph a. of the section captioned "Standstill Period and Payments from Escrow Accounts", to pay all monies credited to the Mandatory Redemption Escrow Account to the Security Trustee for it to apply such moneys, together with the proceeds of all recoveries received by the Security Trustee pursuant to any Enforcement Action, in accordance with the following payment priorities:

      a. first, to the fees and expenses of the Security Trustee, the Note Trustees and other agents;

      b. second, to the New Bonding Facility Agent, to be applied to the satisfaction of liabilities to the New Bonding Facility Banks under the New Bonding Facility Agreement;

      c. third, to the Senior Note Trustee, to be applied to the satisfaction of all liabilities to the holders of the Senior Notes;

      d. fourth, to the Junior Note Trustee, to be applied to the satisfaction of all liabilities to the holders of the Junior Notes;

      e. fifth, to any other person (other than the Issuer) so entitled to the proceeds; and

      f.    sixth, to the Issuer,

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provided that such payments will only be made out of the Mandatory Redemption
Escrow Account if the balance in such account is equal to or greater than L2.5 million.

For the avoidance of doubt, when a Payment Stop Event ceases to be continuing, and provided that no Standstill Period is in effect, monies credited to the Mandatory Redemption Escrow Account shall thereafter be applied in accordance with the payment priorities specified above in this section with the caption "Payment Priorities Prior to a Payment Stop Event".

UNDERTAKINGS

Undertakings of Secured Creditors

Each Secured Creditor will undertake and the Issuer will acknowledge that the Secured Creditors will not, except to the extent expressly permitted by the Security Trust and Intercreditor Deed:

a. permit or require the Issuer or any other Obligor to discharge any of the Secured Obligations owed to it or any person which it represents;

b. permit or require the Issuer or any other Obligor to pay, prepay, repay, redeem, purchase or voluntarily terminate or otherwise acquire any of the Secured Obligations owed to such Secured Creditor or any person which it represents;

c. other than pursuant to the terms of the Relevant Documents, take, accept or receive the benefit of any Security (other than the Transaction Security) in respect of any of the Secured Obligations owed to it or any person which it represents;

d. take or receive from the Issuer or any other Obligor by cash receipt, set off, any right of combination of accounts or in any other manner whatsoever, the whole or any part of the Secured Obligations owed to it or any person which it represents;

e.     agree to any amendment of the Relevant Documents to which it is a party;
       or

f. take or omit to take any other action in relation to the Relevant Documents, the Secured Obligations or the Transaction Security whereby any ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

Undertakings of the Obligors

Each Obligor will undertake that it will not, except to the extent expressly permitted or required by the Security Trust and Intercreditor Deed:

a.     discharge any of the Secured Obligations;

b. pay, prepay, repay, redeem, purchase, voluntarily terminate or otherwise acquire any of the Secured Obligations;

c. other than pursuant to the terms of the Relevant Documents, create or permit to subsist any Security (other than the Transaction Security) for, or in respect of, any of the Secured Obligations;

d. discharge the whole or any part of any of the Secured Obligations by cash payment, set-off, any right of combination of accounts or in any other manner whatsoever;

e.     agree to any amendment of the Relevant Documents to which it is a party;
       or

f. take or omit to take any other action in relation to the Relevant Documents, the Secured Obligations or the Transaction Security whereby any ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

Undertakings of the Intra-Group Borrowers

Each Intra-Group Borrower will undertake that it will not, and the Intra-Group Creditors and the Issuer will acknowledge that the Intra-Group Borrowers which owe Intra-Group Liabilities to them will not, except as

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expressly permitted or required by the Security Trust and Intercreditor Deed or with the prior written consent of the Security Trustee (acting upon instructions of the Instructing Trustee):

a. pay, prepay, repay, redeem, make any distribution in respect of, purchase or acquire any Intra-Group Liabilities in cash or in kind or apply any money or property in or towards discharge of any Intra-Group Liabilities;

b. discharge any Intra-Group Liabilities by set-off, cash payment, any right of combination of accounts or in any other manner whatsoever;

c. create or permit to subsist any Security for, or in respect of, any Intra-Group Liabilities unless permitted or required to do so pursuant to the terms of the Indentures; or

d. take or omit to take any other action in relation to the Intra-Group Liabilities, the Relevant Documents, the Secured Obligations or the Transaction Security whereby the ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

Undertakings of the Intra-Group Creditors

Each Intra-Group Creditor will undertake that it will not, and the Issuer and Intra-Group Borrowers which owe Intra-Group Liabilities to them will acknowledge that the Intra-Group Creditors will not, except as expressly permitted or required by the Security Trust and Intercreditor Deed or with the prior written consent of the Security Trustee (acting on the instructions of the Instructing Trustee):

a. demand or receive payment, prepayment, repayment, redemption or any distribution in respect of any Intra-Group Liabilities owed to it in cash or in kind or apply any money or property in or towards discharge of any such Intra-Group Liabilities;

b. exercise any right of combination of accounts or set-off against the whole or any part of Intra-Group Liabilities owed to it;

c. take, accept or permit to subsist or receive the benefit of any Security for, or in respect of, any Intra-Group Liabilities owed to it unless permitted or required to do so pursuant to the terms of the Indentures or the Security Trust and Intercreditor Deed; or

d. take or omit to take any other action in relation to the Intra-Group Liabilities, the Secured Obligations or the Transaction Security whereby the ranking and/or subordination contemplated by the Security Trust and Intercreditor Deed may be impaired.

Prepayment, Redemption and Grant of Security for Notes

Each of the parties to the Security Trust and Intercreditor Deed will agree and acknowledge that:

a. the Obligors may pay, prepay, repay, redeem or purchase the Secured Obligations (i) under the Senior Notes and/or the Senior Note Indenture on each relevant Payment Date in accordance with the terms thereof and of the Security Trust and Intercreditor Deed and (ii) under the New Bonding Facility Agreement (including payments or repayments by way of cash collateralization or the provision of letters of credit, guarantees or similar instruments) on each relevant Payment Date in accordance with the terms thereof and of the Security Trust and Intercreditor Deed;

b. the Obligors may pay, prepay, repay, redeem or purchase the Secured Obligations under the Junior Notes and/or the Junior Note Indenture provided such payments constitute Permitted Payments and are made in accordance with the terms of the Junior Notes, the Junior Note Indenture and the Security Trust and Intercreditor Deed; and

c. the Note Trustees, as trustees for the holders of the relevant Notes, and the New Bonding Facility Agent, as trustee for the New Bonding Facility Banks, may, with the Security Trustee's prior written consent (not to be unreasonably withheld or delayed), take, accept or receive the benefit of any Security in addition to the Transaction Security only if the same Security is at the same time granted to and held by the Security Trustee as trustee for the Secured Creditors under the terms of the Security Trust and Intercreditor Deed.

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The Intra-Group Creditors will acknowledge and agree that any rights they may have against the Intra-Group Borrowers in relation to Intra-Group Liabilities are subordinated to the rights of the Secured Creditors against the Obligors and the Intra-Group Borrowers in accordance with the terms of the Security Trust and Intercreditor Deed.

Permitted Payments

a. Unless a Payment Stop Event is continuing or a Standstill Period is in effect, the Obligors may make Permitted Payments to the Secured Creditors on the relevant Payment Dates, under the Relevant Documents and may, in respect of the Junior Notes, issue Junior PIK Notes to the holders of the Junior Notes on the relevant Payment Dates under the Junior Note Indenture. Notwithstanding the foregoing or any other provision of the Security Trust and Intercreditor Deed, the New Bonding Facility Agent, the New Bonding Facility Banks and the Senior Note Trustee may at all times receive payments on the applicable Payment Dates. These provisions will not prevent (i) the payment of amounts in the Mandatory Redemption Escrow Account otherwise in accordance with the Security Trust and Intercreditor Deed or (ii) the issue of Junior PIK Notes in the event of a Payment Stop Event or a Standstill Period.

b. The Intra-Group Borrowers may make, and the Intra-Group Creditors may accept, any Permitted Payments in respect of Intra-Group Documents or, as the case may be, Intra-Group Liabilities provided that following the occurrence of an Event of Default which is continuing under the Senior Notes, the Senior Note Indenture, the Junior Notes or the Junior Note Indenture, unless otherwise requested by the Security Trustee in accordance with the section captioned "Intra-Group Creditors: No Enforcement Action", the Intra-Group Borrowers which are also Guarantors shall only be permitted to make, and the Intra-Group Creditors shall only be permitted to accept, such payments to the extent they are made in order to fund the working capital or cash management requirements of the Group in the ordinary course of business; and, unless requested by the Security Trustee in accordance with the Security Trust and Intercreditor Deed such Permitted Payments shall in any event not be permitted to be made following (i) the occurrence of an Insolvency Event in relation to the Intra-Group Creditor making the relevant loan, or (ii) after the taking of any Action or Enforcement Action by any Secured Creditor.

Standstill Notice

If the Senior Note Trustee becomes aware that a Standstill Event has occurred, it shall deliver to the Security Trustee (with a copy to the Issuer and the other Debt Representatives a Standstill Notice and promptly on receipt of such notice the Security Trustee shall notify the other Secured Creditors of such Standstill Event. A Standstill Period shall commence on the date of the issuance of the Standstill Notice by the Senior Note Trustee, and shall end on the earlier of the dates specified in the definition of "Standstill Period" below. If the relevant Standstill Event is a Payment Stop Event the Standstill Notice delivered to Security Trustee shall state that to be the case.

No Default with respect to the Senior Notes that existed or was continuing on the date a Standstill Notice was issued shall be, or be made, the basis of the issuance or an instruction for the issuance of another Standstill Notice unless such Default shall have been cured or waived for a period of not less than 90 consecutive days.

Standstill Period and Payments from Escrow Accounts

Promptly upon receipt of a Standstill Notice by the Security Trustee and the commencement of a Standstill Period, the Security Trustee will instruct the Escrow Bank:

a. on the date of such notification and provided that on the preceding day no Standstill Period was in effect, to pay all monies credited to the Mandatory Redemption Escrow Account to the Security Trustee to be applied in accordance with the payment priorities set forth under the caption "Ranking of Secured Obligations and Priorities -- Payment Priorities Prior to a Payment Stop Event" above; and

b. following such date and while a Standstill Period is continuing, to hold any amounts credited to the Mandatory Redemption Escrow Account in such account and not apply such amounts until the earlier of cessation of such Standstill Period (in accordance with the definition thereof) and the occurrence of a Payment Stop Event.

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Following the cessation of the Standstill Period:

a. provided no Payment Stop Event is continuing and no other Standstill Period is in effect, monies standing to the credit of the Mandatory Redemption Escrow Account shall be applied in accordance with the payment priorities set forth under the caption "Ranking of Secured Obligations and Priorities -- Payment Priorities Prior to a Payment Stop Event" above; or

b. if a Payment Stop Event is continuing, monies standing to the credit of the Mandatory Redemption Escrow Account shall be applied in accordance with the payment priorities set forth under the caption "Ranking of Secured Obligations and Priorities -- Payment Priorities Following a Payment Stop Event" above.

EFFECT OF PAYMENT STOP EVENT AND STANDSTILL PERIOD

Whilst a Payment Stop Event is continuing or a Standstill Period is in effect, the Issuer shall not make and the Junior Note Trustee shall not accept any payments in respect of the Junior Notes (other than, to the extent permitted by the Security Trust and Intercreditor Deed, payments out of the Escrow Accounts in accordance with the priorities set out in the Security Trust and Intercreditor Deed), provided that the Issuer shall not be prohibited from issuing and the Junior Note Trustee and the holders of the Junior Notes shall be entitled to receive Junior PIK Notes.

A failure to make a payment due as a result of a Payment Stop Event or a Standstill Notice shall not prevent the occurrence of a Default or an Event of Default as a consequence of that non-payment in relation to the Relevant Document.

ACTION AND ENFORCEMENT ACTION

Except as permitted by the Security Trust and Intercreditor Deed, no Secured Creditor or Intra-Group Party shall take any Action, and no Debt Representative shall instruct the Security Trustee to take any Enforcement Action, at any time.

The Holders of the Junior Notes: Permitted Action

If an Event of Default has occurred and is continuing under the Junior Notes and/or the Junior Note Indenture and all Secured Obligations arising under the Senior Notes and/or the Senior Note Indenture have not been discharged in full, the Junior Note Trustee (acting on the instructions of the relevant percentage of the holders of the Junior Notes required by the provisions of the Junior Note Indenture) may on the earlier of:

      a. the date on which the Secured Obligations arising under the Senior Notes and the Senior Note Indenture have been declared to be immediately due and payable; or

      b.    the termination of any Standstill Period,

      take any Action and/or if the Senior Note Trustee has given its prior written consent to the Junior Note Trustee and the Security Trustee, and upon occurrence of an Enforcement Event in relation to the Secured Obligations under the Junior Notes and/or the Junior Note Indenture, instruct the Security Trustee to take Enforcement Action.

      Following the satisfaction in full of all Secured Obligations arising under the Senior Notes and the Senior Note Indenture and provided that an Event of Default has occurred and is continuing under the Junior Notes and/or the Junior Note Indenture, the Junior Note Trustee may (acting on the instructions of the relevant percentage of the holders of the Junior Notes required by the provisions of the Junior Note Indenture) take any Action in relation to the Secured Obligations owing under the Junior Notes and/or the Junior Note Indenture and, provided that an Enforcement Event has occurred under the Junior Notes and/or the Junior Note Indenture, instruct the Security Trustee to take Enforcement Action.

The Holders of the Senior Notes: Permitted Action

If an Event of Default has occurred and is continuing under the Senior Notes and/or the Senior Note Indenture, the Senior Note Trustee (acting on the instructions of the relevant percentage of the holders of the Senior Notes required by the provisions of the Senior Note Indenture), may take any Action in relation to the Secured Obligations owing under the Senior Notes and upon occurrence of an Enforcement Event in relation to the Senior

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Notes or the Senior Note Indenture, the Senior Note Indenture and/or instruct the Security Trustee to take Enforcement Action.

New Bonding Facility Agreement: Permitted Action

Upon the occurrence of a payment event of default under the New Bonding Facility Agreement and at all times thereafter while the same is continuing, the New Bonding Facility Agent may (on its own behalf and on behalf of the New Bonding Facility Banks), and having notified the Security Trustee and the other Debt Representatives of the occurrence of such payment event of default, take the action set out in the second paragraph under the caption "Ranking of Secured Obligations and Priorities -- Payment Priorities Prior to a Payment Stop Event" and on the earlier of (1) the date falling 180 days or more after notice to the Security Trustee of the occurrence of such payment event of default under the New Bonding Facility Agreement; and (2) the date on which the Secured Obligations arising under the Senior Notes and the Senior Note Indenture have been accelerated, may take any Action in relation to the Secured Obligations arising under the New Bonding Facility Agreement.

The Debt Representatives: Permitted Action on an Insolvency Event

Notwithstanding the limitations imposed relating to the taking of Actions by (i) the Junior Note Trustee under the caption "The Holders of the Junior Notes:
Permitted Actions"; and (ii) the New Bonding Facility Agent under the caption "New Bonding Facility Agreement: Permitted Action", the Security Trustee (if so instructed by each Note Trustee and to the extent instructed to do so) and the New Bonding Facility Agent (on behalf of the New Bonding Facility Finance Parties) shall, following the occurrence of an Insolvency Event, demand payment of and/or sue for the recovery of the Secured Obligations, commence any insolvency proceedings and/or prove in the liquidation of the Obligors (or any of them) for any and all of the Secured Obligations.

Intra-Group Creditors: No Enforcement Action

a. Subject to the following clause b., no Intra-Group Creditor shall (without the prior written consent of the Security Trustee acting in accordance with the instructions of the Instructing Trustee) take or be entitled to take any Action in relation to any Intra-Group Liabilities.

b. Following the occurrence of a payment event of default under any of the Relevant Documents or an acceleration of amounts under any of the Relevant Documents, each Intra-Group Creditor shall, at the request of the Security Trustee (acting on the instructions of the Instructing Trustee):

      (i) release each Intra-Group Borrower from all or part of the Intra-Group Liabilities owed to it; and/or

      (ii) request that each Intra-Group Borrower provides cash collateral in favour of the Security Trustee up to an amount equal to the Intra-Group Liabilities owed by such Intra-Group Borrower and each Intra-Group Borrower will agree to provide the same; and/or

      (iii) assign the benefit of its claims under all Intra-Group Documents to which it is a party to the Security Trustee or, if any Intra-Group Liabilities are not evidenced by Intra-Group Documents, assign all of its rights in respect of such Intra-Group Liabilities to the Security Trustee provided that the Security Trustee shall not be obliged to accept the benefit of such assignment of claims if in its discretion (such discretion to be exercised reasonably and in a timely fashion) it considers the taking of such assignment of claims to be prejudicial to it in its capacity as Security Trustee under the Relevant Documents; and/or

      (iv) make a claim against the relevant Intra-Group Borrower for the recovery of all or part of the Intra-Group Liabilities owed to it and promptly pay the proceeds of such recovery to the Security Trustee.

AMENDMENTS, CONSENTS AND WAIVERS

a. The Security Trustee may, if requested by any Secured Creditor or the Issuer, without the need to obtain instructions from the Debt Representatives, agree to any amendment that has been requested by such Secured Creditor or the Issuer to be made to the Security Trust and Intercreditor Deed or any other Relevant Document to which it is a party where in the sole opinion of the Security Trustee such

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       amendment is to be made to correct a manifest error or is of a formal, minor, administrative or technical nature.

b. Subject to paragraph a. above and the provisions of the Security Trust and Intercreditor Deed, in respect of any proposed amendment to be made, and any proposed consent or waiver to be made or given in relation to, any provision of any Relevant Document (other than the Security Trust and Intercreditor Deed) to which the Security Trustee is a party, the Security Trustee shall not agree to any such amendment or grant any such waiver or consent without the prior written instructions of:

      (i) prior to the discharge in full of the Secured Obligations arising under the Senior Notes and the Senior Note Indenture, the Senior Note Trustee (with the Senior Note Trustee confirming to the Security Trustee that it is acting on the instructions of the Relevant Holders of the Senior Notes); and

      (ii) following the discharge in full of the Secured Obligations arising under the Senior Notes and the Senior Note Indenture but prior to the payment in full of the Secured Obligations arising under the Junior Notes and the Junior Note Indenture, the Junior Note Trustee (with the Junior Note Trustee confirming to the Security Trustee that it is acting on the instructions of the Relevant Holders of the Junior Notes).

c. The parties to the Security Trust and Intercreditor Deed will acknowledge and agree that any amendment to and any consent or waiver in relation to any provision of the Security Trust and Intercreditor Deed shall require the prior written consent of each Debt Representative and the Issuer.

d.     Except for amendments:

      (i) made to correct a manifest error or which relate to formal, minor, administrative or technical matters; or

      (ii)   which are permitted by sub-clause g. below; or

      (iii) of specified types which may be made without the consent of the holders of the Junior Notes under the Junior Note Indenture; or

      (iv) which are made with the prior written consent of the Senior Note Trustee,

     the Issuer and the Junior Note Trustee will acknowledge and agree that until all Secured Obligations arising under the Senior Notes and the Senior
     Note Indenture have been discharged in full, no amendments to the Junior Notes or the Junior Note Indenture are permitted and no such amendment will be made.

e. Each Secured Creditor will acknowledge and agree that the Senior Note Trustee (without the need for the consent of the other Secured Creditors or the Obligors, other than the consent of the Issuer) acting on the instructions of the holders of the Senior Notes required under the Senior
       Note Indenture, may waive and/or amend the provisions of the Senior Notes and/or the Senior Note Indenture provided that the Senior Note Trustee and the Issuer will not waive and/or amend the provisions of the Senior Notes and/or the Senior Note Indenture:

      (i) without the prior consent of the Required Holders of at least 50 per cent. of the principal amount of the then outstanding Junior Notes, if such amendment or waiver would constitute a Material Amendment; and

      (ii)   without the relevant consents required and/or set out in the Senior
             Note Indenture.

f. Each Secured Creditor will acknowledge and agree that the New Bonding Facility Agent may (subject to the terms of the New Bonding Facility Agreement) with the consent of the Issuer waive or amend the provisions of the New Bonding Facility Agreement provided that the New Bonding Facility Agent, the New Bonding Facility Banks and the Issuer will agree that they will not waive or amend the provisions of the New Bonding Facility Agreement if such waiver or amendment would:

      (i)   constitute a Material Amendment;

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      (ii)   extend the Availability Period (as defined in the New Bonding
             Facility Agreement) of the New Bonding Facility Agreement, except for an extension specifically provided therein;

      (iii) have the effect of incorporating new covenants and/or events of default into the New Bonding Facility Agreement; or

      (iv) have the effect of rendering the existing covenants and/or events of default contained in the New Bonding Facility Agreement more onerous for the obligors under the New Bonding Facility Agreement.

g. Each Secured Creditor will acknowledge, and the Junior Note Trustee and the Issuer will undertake, that if the Senior Note Trustee confirms to the Junior Note Trustee and the Issuer that the holders of the Senior Notes have agreed to waive a Default or Event of Default arising in respect of the Senior Notes or the Senior Note Indenture and/or have agreed to amend the terms of any covenant in the Senior Notes and/or Senior Note Indenture during any Standstill Period to address the circumstances resulting in a Default or Event of Default, the Issuer and the Junior Note Trustee (without the need for obtaining the consent of the holders of the Junior Notes provided that, in the case of any amendment, such amendment is not a Material Amendment) will enter into a supplemental indenture or any other documents that may be required to provide a waiver to the same effect and/or amend the Junior Notes and the Junior Note Indenture to the same effect.

h. Each Secured Creditor will acknowledge and agree that the Escrow Agreement may be amended only with the consent of each Note Trustee and the Security Trustee.

i. Each Obligor, each Intra-Group Creditor and each Intra-Group Borrower (in each case other than the Issuer) will agree that its consent will not be required to implement any amendments, consents or waivers effected pursuant to the provisions of clauses a. through i. hereof and that it will be bound by any such amendments, consents or waivers once implemented in accordance with the provisions of clauses a. through i. hereof.

RELEASE OF TRANSACTION SECURITY ON DISCHARGE OF SECURED OBLIGATIONS

At the written request and cost of the Issuer and having received prior written instructions from all Debt Representatives confirming that:

a. all of the Secured Obligations have been irrevocably paid and discharged in full; and

b. none of the Secured Creditors nor any person which a Debt Representative represents, is under any further actual or contingent obligation to make advances or provide other financial accommodation to the Issuer or any other Obligor under any of the Relevant Documents, the Security Trustee shall release the Transaction Security and where applicable reassign or transfer any relevant assets, rights or properties that are subject to the Transaction Security. For the avoidance of doubt, it is agreed that if any Debt Representative (on the basis of legal advice received by it for this purpose) considers that an amount paid to the Security Trustee or any Secured Creditor for application in or towards repayment of the Secured Obligations is (having regard to circumstances then existing) capable of being avoided or otherwise set aside on the liquidation or administration of any Obligor or otherwise, such Debt Representative shall not be obliged to provide the Security Trustee with any confirmation, such amount shall not be considered to have been paid, such Secured Obligations shall not be considered to have been discharged in full and the Security Trustee shall not be obliged to release the relevant Transaction Security.

RELEASE OF TRANSACTION SECURITY IN CONNECTION WITH PERMITTED DISPOSALS

a. Subject to sub-clause (c) below, the Security Trustee shall be and is instructed by each Secured Creditor and every other party to the Security Trust and Intercreditor Deed, upon receipt of a written request from the Issuer (in which the Issuer certifies that the disposal either is not an Asset Sale or is not prohibited by the Indentures) and at the cost of the Issuer, to execute on behalf of itself and each other Secured Creditor and every other party to the Security Trust and Intercreditor Deed where required, and without the need for any further referral or authority from any person, all releases of or, where applicable, reassignments or transfers in connection with, any of the Transaction Security which relate to an asset which is the subject

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       of such a disposal by any Obligor. For the avoidance of doubt, these provisions shall not apply to any disposal (not being an Asset Sale or disposal prohibited by the Indentures) of an asset where as a matter of law such asset may be disposed of free of the security created by the Security Documents without the need for any action by the Security Trustee or, as the case may be, the Secured Creditors.

b. If an asset which is being disposed of by an Obligor consists of all of the shares in the share capital of a Guarantor or an Intra-Group Party or any holding company of a Guarantor or Intra-Group Party, the Security Trustee shall (upon receipt of a certificate from such Guarantor or Intra-Group Party certifying that it is neither owed nor does it owe any Intra-Group Liabilities) be instructed by each other Secured Creditor and each Obligor to execute (at or immediately before the time of the relevant disposal) on behalf of each Secured Creditor and each Obligor:

      (i) a release of the relevant Guarantor or Intra-Group Party and any Subsidiary which is a Guarantor or Intra-Group Party thereof from all liabilities it may have, both actual and contingent, in its capacity as a Guarantor or Intra-Group Party including, all such liabilities under the Security Trust and Intercreditor Deed and any liability to any other Obligor by way of guarantee, contribution or indemnity; and

      (ii) a release of or, where applicable, a reassignment or transfer of the assets in connection with any Transaction Security granted by that Guarantor or Subsidiary over any of its assets, rights or properties under any of the Security Documents (provided that in doing so the Security Trustee shall only take such steps as are specifically and expressly required under the relevant Security Documents or, as the case may be, required under the law of the relevant jurisdiction for the purpose of releasing or reassigning the relevant Transaction Security).

c. If any disposal contemplated under sub-clause a. or b. above is certified by the Issuer as being an Asset Sale, the Security Trustee will only take the actions set out in sub-clause a. or b. above if an authorised representative of the Issuer has provided the Security Trustee, with a copy to each Debt Representative, with a written notice: (i) stating that such disposal is permitted under the Indentures; (ii) stating that no Event of Default has occurred and is continuing under the Indentures
       (iii) detailing the asset which is being disposed of; and (iv) certifying that the proceeds of such disposal are to be applied in accordance with the Indentures and the Escrow Agreement.

GOVERNING LAW

The Security Trust and Intercreditor Deed will be governed by English law.

CERTAIN DEFINITIONS APPLICABLE TO THE SECURITY TRUST AND INTERCREDITOR DEED

Set forth below are certain defined terms used in the Security Trust and Intercreditor Deed and in this Part IX under the caption "The Security Trust and Intercreditor Deed". Terms used under the caption "The Security Trust and Intercreditor Deed" but not defined below are set forth under the caption "Description of the Notes -- Certain Definitions". Reference is also made to the Security Trust and Intercreditor Deed for full disclosure of all such terms applicable to the Security Trust and Intercreditor Deed.

"ACTION" means:

(1) the acceleration of any Secured Obligations or any Intra-Group Liabilities or any declaration that any Secured Obligations or any Intra-Group Liabilities are prematurely due and payable (other than solely as a result of it becoming unlawful for a Secured Creditor to perform its obligations under the Relevant Documents) or (other than in respect of an Intra-Group Liability which is payable on demand in accordance with its original terms) payable on demand;

(2) the exercise of any right of set-off or the taking or receiving of any payment, other than in each case in respect of Permitted Payments whilst permitted under the Security Trust and Intercreditor Deed in respect of any Secured Obligations or any Intra-Group Liabilities;

(3) suing for, commencing or joining any legal or arbitration proceedings to recover, or in respect of, any Secured Obligations or any Intra-Group Liabilities;

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(4)    the entering into of any composition, assignment or arrangement with any
       Obligor in connection with any Secured Obligations or any Intra-Group Liabilities of that Obligor (other than any arrangement whereby the Intra-Group Liabilities of any Intra-Group Borrower owed to any Intra-Group Creditor are waived or released);

(5) petitioning, applying or voting for, or taking any steps (including the appointment of any liquidator, receiver, examiner, administrator, custodian, manager, assignee, trustee, sequestrator or similar officer) in relation to, the winding up, dissolution, administration, examinership or reorganisation of any Obligor, or any analogous procedure or step in any jurisdiction; and

(6) the making of any demand in relation to any guarantee, indemnity or other assurance against loss in respect of any Secured Obligations or the exercising of any right to require any Obligor to pay, prepay, redeem, purchase, terminate or otherwise acquire any Secured Obligations (other than in each case in respect of Permitted Payments at any time while permitted by the provisions described under the caption "Undertakings -- Permitted Payments").

"ADDITIONAL AMOUNTS" shall have the meaning ascribed to it in the applicable Indenture.

"ADDITIONAL GUARANTOR" means any member of the Group which accedes to the Security Trust and Intercreditor Deed as a Guarantor.

"AGENT/TRUSTEE/NEW BONDING FACILITY BANK ACCESSION LETTER" means an accession letter pursuant to which persons accede to the Security Trust and Intercreditor Deed as agent, trustee or New Bonding Facility Bank.

"ASSET SALE" shall have the meaning ascribed to it in the Indentures.

"BANKRUPTCY LAW" means Title 11 of the United States Code (11 U.S.C. 101 et. seq.), or any similar United States federal or state law or any relevant law in any other jurisdiction of organisation or location of any assets of any Obligor or Significant Subsidiary or any similar law (including, without limitation, (a) the laws of the United Kingdom relating to moratorium, administration, bankruptcy, insolvency, receivership, winding-up, liquidation, reorganisation or relief of debtors, and (b) the laws of any other jurisdictions relating to bankruptcy, moratorium, insolvency, receivership, reorganisation or other relief of debtors and composition with creditors or any amendment to, succession to or change in such law).

"BUSINESS DAY" means a day (other than a Saturday or Sunday) on which commercial banks are open for general business in London and New York and (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of that currency.

"DEBT REPRESENTATIVE" means, in relation to the Senior Notes, the Senior Note Trustee, in relation to the Junior Notes, the Junior Note Trustee and, in relation to the New Bonding Facility Agreement, the New Bonding Facility Agent.

"DEFAULT" has the meaning ascribed to it in the applicable Indenture.

"DELEGATE" means any delegate, agent, attorney, co-trustee or additional but separate trustee, custodian, depository or Receiver appointed by the Security Trustee in accordance with the terms of the Security Trust and Intercreditor Deed and/or the Security Documents.

"ENFORCEMENT ACTION" means:

(1) the taking of any steps to enforce or collect or require the enforcement or collection of any of the Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security); and

(2) the making of any demand in relation to any guarantee, indemnity or other assurance against loss in respect of any Secured Obligations or the exercising of any right to require any Obligor to pay, prepay, redeem, purchase, terminate or otherwise acquire any Secured Obligations (other than in each case in respect of Permitted Payments at any time while permitted by the provisions described under the caption "Undertakings -- Permitted Payments").

"ENFORCEMENT EVENT" means the acceleration of any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) or any declaration that any Secured Obligations (other than Secured Obligations arising under the New Bonding Facility Agreement) are prematurely due and payable (other than solely as a result of it becoming unlawful for a Secured Creditor to perform its obligations under the Relevant Documents) or any failure by any Obligor to pay any principal amount in respect of any Secured

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Obligations (other than Secured Obligations arising under the New Bonding
Facility Agreement) whether on maturity or otherwise.

"ESCROW ACCOUNTS" means the Existing Performance Bond Escrow Account and the Mandatory Redemption Escrow Account.

"ESCROW AGREEMENT" means the escrow agreement dated on or about the date of the Security Trust and Intercreditor Deed and made between the Escrow Bank, the Security Trustee and the Issuer establishing and setting out the terms and conditions of each of the Escrow Accounts.

"ESCROW BANK" means the bank holding the Escrow Accounts in accordance with the Escrow Agreement.

"EVENT OF DEFAULT" means any event or circumstance specified as such in any of the Relevant Documents.

"EXISTING PERFORMANCE BOND ESCROW ACCOUNT" means the Escrow Account established pursuant to the Escrow Agreement to be used to satisfy any liabilities owed by the Issuer and its Subsidiaries to certain providers of Performance Bonds in respect of such Performance Bonds issued and/or outstanding on the issue date of the Notes for a period of 12 months from such issue date.

"GROUP" means the Issuer and its Subsidiaries from time to time.

"GUARANTEE" means any guarantee of any of the Secured Obligations.

"GUARANTOR ACCESSION LETTER" means an accession letter pursuant to which members of the Group accede to the Security Trust and Intercreditor Deed as Additional Guarantors.

"INDENTURES" means the Senior Note Indenture and the Junior Note Indenture collectively and "INDENTURE" means either of them.

"INSOLVENCY EVENT" means any of the following events:

(1) the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of any Obligor or any Significant Subsidiary, in an involuntary case or proceeding under any Bankruptcy Law or (b) a decree or order (i) adjudging any Obligor or any Significant Subsidiary bankrupt or insolvent, (ii) approving as properly filed a petition seeking moratorium, reorganization, arrangement, adjustment or composition of or in respect of any Obligor or any Significant Subsidiary under any Bankruptcy Law, (iii) appointing a custodian, administrator, receiver, administrative receiver, manager, liquidator, assignee, trustee, sequestrator or other similar official of any Obligor or any Significant Subsidiary or of any substantial part of their respective properties, or
       (iv) ordering the winding up or liquidation of the affairs of any Obligor or any Significant Subsidiary, and in each case any such decree or order for relief continues to be in effect, or any such other decree or order continues unstayed and in effect, for a period of 60 consecutive calendar days, in the case of each of clauses (a) and (b) otherwise than, in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by the Relevant Holders of the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes);

(2)    (a)   commencement by any Obligor or any Significant Subsidiary of a
             voluntary case or proceeding or process (whether or not requiring the order of a court or tribunal) under any Bankruptcy Law or of any other case or proceeding to be adjudicated bankrupt or insolvent, or filing for or having been granted a moratorium on payment of its debts or files for bankruptcy or is declared bankrupt,

      (b) consent by any Obligor or any Significant Subsidiary to the entry of a decree or order for relief in respect of any Obligor or any Significant Subsidiary in an involuntary case or proceeding under any Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against any Obligor or any Significant Subsidiary,

      (c) filing of a petition or answer or consent by any Obligor or any Significant Subsidiary seeking reorganization or relief under any Bankruptcy Law,

      (d) any Obligor or any Significant Subsidiary (i) consenting to the filing of such petition or to the appointment of, or taking possession by, an administrator, custodian, receiver, manager, liquidator,

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            assignee, trustee, sequestrator or other similar official of any
            Obligor or such Significant Subsidiary or of any substantial part of their respective properties, (ii) making an assignment for the benefit of its creditors generally or (iii) admitting in writing its inability to pay its debts generally as they become due,

      (e) the approval by stockholders of any Obligor or any Significant Subsidiary of any plan or proposal for the liquidation or dissolution of any Obligor or any Significant Subsidiary,

      (f) the whole or any substantial part of the assets of any Obligor or any Significant Subsidiary being placed under administration or receivership or administrative receivership or other analagous proceedings under any relevant jurisdiction; or

      (g) any Obligor or any Significant Subsidiary taking any corporate action in furtherance of any such actions in this definition,

      in the case of each of clauses (a) through (g) otherwise than (i) in the case of a Subsidiary of the Issuer, for the purposes of or pursuant to an amalgamation, reorganization or restructuring while solvent on terms approved by the Senior Note Trustee (in the case of the Senior Notes) or the Junior Note Trustee (in the case of the Junior Notes) or by Relevant Holders of the Senior Notes (in the case of the Senior Notes) or the Junior Notes (in the case of the Junior Notes) or (ii) in furtherance of, or otherwise in connection with, the liquidation or dissolution of MCHI pursuant to the MCHI Plan of Liquidation and Dissolution.

"INSTRUCTING TRUSTEE" means:

(1) prior to the discharge in full of the Secured Obligations under the Senior Notes and the Senior Note Indenture, the Senior Note Trustee acting on the instructions of the Relevant Holders of the Senior Notes; and

(2) following the discharge in full of the Secured Obligations under the Senior Notes and the Senior Note Indenture and prior to the discharge in full of the Secured Obligations under the Junior Notes and the Junior
       Note Indenture, the Junior Note Trustee acting on the instructions of the Relevant Holders of the Junior Notes.

"INTRA-GROUP BORROWERS" means those companies party to the Security Trust and Intercreditor Deed as intra-group borrowers under the Intra-Group Documents.

"INTRA-GROUP CREDITOR" means those companies party to the Security Trust and Intercreditor Deed as intra-group creditors under the Intra-Group Documents.

"INTRA-GROUP DOCUMENTS" means any and all agreements and other instruments under or by which any Intra-Group Liabilities are outstanding or evidenced including any instrument pursuant to which the same is novated, varied, supplemented or amended from time to time.

"INTRA-GROUP LIABILITIES" means all present or future sums, liabilities and obligations whatsoever (actual or contingent) payable, owing, due or incurred by any Intra-Group Borrower to any Intra-Group Creditor (whether pursuant to an Intra-Group Document or otherwise), other than sums, liabilities and obligations arising in the ordinary course of business which do not constitute Indebtedness (as defined in the Indentures).

"INTRA-GROUP PARTIES" means the Intra-Group Borrowers and the Intra-Group Creditors from time to time.

"JUNIOR NOTE INDENTURE" means the indenture pursuant to which the Junior Notes are issued.

"JUNIOR NOTES" has the meaning given to it under the caption "Description of the Notes -- Certain Definitions".

"JUNIOR PIK NOTES" means any Junior Notes issued and constituting interest or Additional Amounts paid in kind on outstanding Junior Notes.

"MANDATORY REDEMPTION ESCROW ACCOUNT" means the Escrow Account established pursuant to the Escrow Agreement into which, in accordance with the Junior Note Indenture and the Senior Note Indenture, certain amounts will be paid to be applied, inter alia, towards the mandatory redemption of the Junior Notes and/or the Senior Notes.

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"MATERIAL AMENDMENT" means any amendment or waiver to the Senior Notes, the
Senior Note Indenture or the New Bonding Facility Agreement which:

(1) increases or changes in the basis on which interest accrues or is payable;

(2) alters any provisions relating to the amount, currency or date of any repayment;

(3) increases the maximum principal amount of the Senior Notes or the amount of the available commitment under the New Bonding Facility Agreement from the principal amount and available commitment as at the date hereof;

(4) changes in the basis on which fees or other like payments are made or calculated;

(5) in relation to the Senior Note Indenture only, amends the definition of Asset Sale or the covenant relating to Asset Sales; and

(6) in relation to the Senior Notes and Senior Note Indenture only, introduces any new covenants, defaults or events of default.

"NEW BONDING FACILITY AGENT" means HSBC Bank plc.

"NEW BONDING FACILITY AGREEMENT" means the L50,000,000 (or the equivalent in other currencies) committed revolving bonding facility agreement entered into or to be entered into among the New Bonding Facility Agent, the New Bonding Facility Banks, Marconi Corporation plc, Marconi Bonding Limited and other members of the Group specified therein for the issuance of bonds, guarantees, letters of credit, indemnities and similar instruments.

"NEW BONDING FACILITY BANKS" means those banks party to the Security Trust and Intercreditor Deed as New Bonding Facility Banks.

"NEW BONDING FACILITY FINANCE PARTIES" means the Finance Parties (as described in the New Bonding Facility Agreement).

"NOTE TRUSTEES" means each of the Senior Note Trustee and the Junior Note Trustee and "Note Trustee" means either of them.

"NOTES" means the Senior Notes and the Junior Notes, collectively.

"OBLIGOR" means each of the Issuer and the Guarantors.

"PAYMENT DATE" means any date on which a payment, prepayment, purchase or redemption (whether such payment, prepayment, purchase or redemption is a payment, prepayment, purchase or redemption of principal, interest or premium or is a payment or prepayment of additional amounts, fees, commission or otherwise) is made or is permitted to be made by an Obligor (including, without limitation, whether directly or indirectly by use of amounts standing to the credit of an Escrow Account in accordance with the Escrow Agreement) in accordance and in compliance with the terms of the Relevant Documents.

"PAYMENT STOP EVENT" means:

(1) the failure by any Obligor to pay on the due date any amount payable under the Senior Notes or the Senior Note Indenture; and/or

(2) the acceleration of amounts due under the Senior Notes or the Senior Note Indenture following the occurrence of an Event of Default under the Senior Notes or the Senior Note Indenture,

      provided that a Payment Stop Event shall cease to be continuing if:

      (a) the relevant Default under the Senior Notes or the Senior Note Indenture has been remedied or waived and, if amounts due under the Senior Notes have been accelerated, any such acceleration has been rescinded in accordance with the Senior Note Indenture; or

      (b) the Required Holders of at least a majority of the principal amount of the then outstanding Senior Notes consent in writing to the cessation of the relevant Payment Stop Event; or

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      (c)   the Secured Obligations arising under the Senior Notes or the Senior
            Note Indenture have been discharged in full,

      and, in the case of (a), (b) or (c), the Senior Note Trustee will promptly issue a written notice to the other Debt Representatives, the Security Trustee and the Issuer notifying them that the relevant Payment Stop Event has ceased to be continuing.

"PERFORMANCE BOND" means surety bonds, appeal bonds, bid bonds, performance bonds, bank guarantees, letters of credit, indemnities and any other similar instruments.

"PERMITTED PAYMENTS" means, in relation to any Relevant Document or Intra-Group Document or, as the case may be, Intra-Group Liability:

(1) scheduled payments (which shall include the payment on demand of Intra-Group Liabilities which are payable on demand in accordance with the original terms of the relevant Intra-Group Liabilities) and mandatory prepayments of principal, premium, if any, and interest (including default interest) payable in accordance with the terms of the Relevant Document or Intra-Group Document;

(2)    the exercise of any right of set-off in relation to Intra-Group
       Liabilities;

(3) any payment or reimbursement of costs, expenses, commitment commissions, Taxes (other than a tax on income) letter of credit, bond or guarantee issuance fees and fees (including legal fees) payable to, and sums payable under any indemnity to, any agent, trustee or issuing bank (which for the avoidance of doubt shall include the Security Trustee and the Note Trustees, the New Bonding Facility Agent and the New Bonding Facility Banks) payable in accordance with the terms of the Relevant Document or, as the case may be, the Intra-Group Documents;

(4) any payment of any Intra-Group Liabilities arising in respect of any applicable indemnity, counter-indemnity, reimbursement, Tax gross-up or increased costs obligation (whether arising under contract or applicable law) of any Intra-Group Borrower to any Intra-Group Creditor in connection with any indemnity given by the Intra-Group Creditor to certain providers of Existing Performance Bonds (as defined in the Escrow Agreement);

(5) sums payable in respect of any applicable indemnity, counter-indemnity, Tax gross-up or of any increased costs in accordance with the terms of the Relevant Documents or, as the case may be, the Intra-Group Documents;

(6) prepayment in accordance with the terms of the Relevant Document, or as the case may be, the Intra-Group Liabilities as a result of it becoming unlawful for an Obligor, a Secured Creditor, or as the case may be, an Intra-Group Creditor or an Intra-Group Borrower to perform its obligations under the Relevant Document or, as the case may be, the relevant Intra-Group Liabilities;

(7) voluntary prepayment of Intra-Group Liabilities which are advanced as term loans under the Intra-Group Documents;

(8) the acquisition of the Intra-Group Liabilities by a member of the Group in any manner which is not restricted by the terms of the Indentures;

(9) application of amounts standing to the credit of the Escrow Accounts in prepayment of the Notes in accordance with the terms of the Escrow Agreement and the Indentures; and

(10) the optional redemption, purchase, repurchase, acquisition or retiring for value, in the open market or otherwise and at any price by the Issuer or any Guarantors of any Senior Notes or Junior Notes in each case in accordance with and subject to the restrictions contained in the Indentures, provided that any Intra-Group Liabilities owed by the Issuer or a Non-US Guarantor to a Subsidiary of the US Parent (as defined in the Indentures) shall be excluded from the definition of Permitted Payments.

"RECEIVER" means a receiver or manager or administrative receiver of the whole or any part of the Transaction Security.

"RELEVANT DOCUMENTS" means the Security Trust and Intercreditor Deed, any Agent/Trustee/New Bonding Facility Bank Accession Letter, any Guarantor Accession Letter, the Indentures, the Escrow Agreement, the

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PART IX -- DESCRIPTION OF THE NOTES, THE GUARANTEES AND
THE SECURITY TRUST AND INTERCREDITOR DEED

--------------------------------------------------------------------------------

Notes, the New Bonding Facility Agreement, the Security Documents, certain fee letters and any notices issued and any other documents or agreements entered into in connection with or relating to such documents.

"RELEVANT HOLDERS" means, in relation to any tranche of Notes, the Required Holders of at least 25 per cent. of the principal amount of the then outstanding Notes in such tranche.

"RELEVANT JURISDICTION" means, in relation to a Guarantor, its jurisdiction of incorporation, or, if not incorporated, its seat or principal place of business.

"REQUIRED HOLDERS" shall have the meaning ascribed to it in the applicable Indenture.

"SECURED CREDITORS" means the Security Trustee, any Receiver or Delegate, the Depositary, the Paying Agent, the Registrar, the Senior Note Trustee (for itself and as trustee for the holders of the Senior Notes), the Junior Note Trustee (for itself and as trustee for the holders of the Junior Notes), the New Bonding Facility Agent and each of the New Bonding Facility Banks (and their successors and assigns).

"SECURED OBLIGATIONS" means all present and future indebtedness, liabilities and obligations (for the avoidance of doubt, including any liabilities and obligations which have been cash-collateralised by the Obligors) at any time of any Obligor under the Relevant Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(1)    any refinancing, novation, deferral or extension;

(2) any obligation relating to any increase in the amount of such obligations;

(3)    any claim for damages or restitution; and

(4) any claim as a result of any recovery by an Obligor of a payment or discharge, or non-allowability, on the grounds of preference,

and any amounts that would be included in any of the above but for any discharge, non-provability or unenforceability of those amounts in any insolvency or other proceedings (including interest accruing after the commencement of any insolvency or other proceedings).

"SECURITY" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or any guarantee, indemnity or assurance against loss or arrangement having a similar effect.

"SECURITY DOCUMENTS" means the security or guarantee documents (including, but not limited to, the Guarantees) entered into by the Obligors securing or guaranteeing the Secured Obligations and any other document entered into from time to time by any of the Obligors creating any guarantee, indemnity or Security in favour of the Security Trustee or any of the other Secured Creditors as security for any of the Secured Obligations.

"SENIOR NOTE INDENTURE" means the indenture pursuant to which the Senior Notes are issued.

"SENIOR NOTES" has the meaning given to it under the caption "Description of the Notes -- Certain Definitions".

"SIGNIFICANT SUBSIDIARY" shall have the meaning ascribed to it in the relevant Indenture.

"STANDSTILL EVENT" means the occurrence of a Default under the Senior Notes.

"STANDSTILL NOTICE" means a notice delivered to the Security Trustee (with a copy to the Issuer and the other Debt Representatives) by the Senior Note Trustee, notifying it of a Standstill Event.

"STANDSTILL PERIOD" means the period from the date of a Standstill Notice and ending on the earlier of:

(1) the expiration of a period of 179 days after the date of the issuance of such Standstill Notice by the Senior Note Trustee; or

(2) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Default under the Senior Notes in respect of which that Standstill Notice was issued is no longer continuing; or

                         PART IX -- DESCRIPTION OF THE NOTES, THE GUARANTEES AND
                                       THE SECURITY TRUST AND INTERCREDITOR DEED

--------------------------------------------------------------------------------

(3) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Standstill Notice has been cancelled by the Senior Note Trustee acting on the instructions of the Required Holders of at least a majority of the aggregate principal amount of the then outstanding Senior Notes; or

(4) the date on which the Senior Note Trustee has confirmed in writing to the Security Trustee (with a copy to the Issuer and the other Secured Creditors) that the Secured Obligations under the Senior Notes and the Senior Note Indenture have been discharged in full and there are no further liabilities under the Senior Notes or the Senior Note Indenture.

"SUBSIDIARY" has the meaning ascribed to it in the applicable Indenture.

"TRANSACTION SECURITY" means any guarantee (including the Guarantees) guaranteeing the payment of the Secured Obligations and any Security created or expressed to be created in favour of the Security Trustee or any Secured Creditor under the Security Documents.

                        PART X -- ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Unless the context otherwise requires, this Part X: Additional information assumes that the Schemes have been implemented in accordance with their terms.

1.     INCORPORATION AND REGISTERED OFFICE

1.1    The Company was incorporated under the name The General Electric Company
       (1900) Limited on 27 September 1900 under the Companies Acts 1862 to 1898 as a private limited company limited by shares and registered in London, England with number 67307. On 24 August 1903, The General Electric Company (1900) Limited changed its name to The General Electric Company, Limited, on 29 November 1968 to The General Electric and English Electric Companies Limited and on 17 September 1970 to The General Electric Company Limited. On 4 January 1982, The General Electric Company Limited was re-registered as a public limited company under the Companies Acts 1948 to 1980 and became The General Electric Company, p.l.c. On 7 March 2000, The General Electric Company, p.l.c. changed its name to Marconi Corporation plc.

1.2 The registered office of the Company is New Century Park, PO Box 53, Coventry, Warwickshire CV3 1HJ and the Company has its head office at Regent's Place, 338 Euston Road, London NW1 3BT.

2.     SHARE CAPITAL

2.1 The authorised, issued and fully paid share capital of the Company as at the date of publication of this document is as follows:

              Authorised                                                      Issued
      ---------------------------                               -----------------------------------
            Number      Amount(L)                                        Number           Amount(L)
      ------------   ------------                               ---------------   -----------------
                                      ordinary shares of 5p
                                              each
      6,000,000,000   300,000,000                                 2,866,250,735      143,312,536.75

2.2 The authorised, issued and fully paid share capital of the Company as it is expected to be immediately on the allotment of the Marconi Corporation Shares pursuant to the Marconi Corporation Scheme becoming effective is as follows:

                  Authorised                                                   Issued
      -----------------------------------                        -----------------------------------
               Number           Amount(L)                                 Number           Amount(L)
      ---------------   -----------------                        ---------------   -----------------

                                            ordinary shares of
        3,133,749,265      156,687,463.25        5p each           1,000,000,000          50,000,000
                                                non-voting
                                            deferred shares of
                                                 5p each
        2,866,250,735      143,312,536.75                          2,866,250,735      143,312,536.75

      A maximum of 50,000,000 authorised, but unissued ordinary shares will be reserved for issue pursuant to the conditions of the Warrants described in
      Part VIII: Conditions of the Warrants. Authorised but unissued ordinary shares may also be issued pursuant to the share incentive arrangements in accordance with the relevant limits set out in paragraph 7 of this Part X:
      Additional Information.

      The Board of Marconi Corporation may propose a resolution for the consolidation of its ordinary shares at its next annual general meeting. However, at this time, no decision has been made to propose a consolidation.

2.3 On 23 November 1999 the authorised share capital of the Company was L175,000,000 divided into 3,500,000,000 ordinary shares of 5 pence each, of which 2,723,486,794 were issued fully paid and the remainder were unissued. Since that date the following changes have been made to the authorised and issued ordinary share capital of the Company:

      (a) On 26 November 1999 the issued ordinary share capital of the Company of 2,723,486,794 ordinary shares of 5 pence each was cancelled, such cancellation having been confirmed by an order of the court dated 22 November 1999.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      (b) On 26 November 1999 pursuant to a scheme of arrangement sanctioned by the order of the court referred to in sub-paragraph (a) above, the Company issued 2,723,486,794 ordinary shares of 5 pence each to GEC Reconstructions Limited credited as fully paid.

      (c) Between 5 January 2000 and 12 October 2000, the following ordinary shares were allotted and issued to IRG Trustees Limited, as agent for share option holders. The shares so allotted were then acquired by Yeslink Limited pursuant to the arrangements relating to the reconstruction of GEC and the merger of the MES business with British Aerospace plc (now known as BAE SYSTEMS plc) which was effected in November 1999.

                                                      Number of Marconi
           Date of issue                             Corporation Shares
           -------------                           --------------------
           5 January 2000                                       394,698
           5 January 2000                                        17,000
           11 January 2000                                        8,384
           17 January 2000                                       78,622
           24 January 2000                                       31,543
           27 January 2000                                       41,139
           4 February 2000                                       40,237
           9 February 2000                                       35,299
           18 February 2000                                      56,485
           28 February 2000                                     406,892
           20 March 2000                                          5,143
           20 March 2000                                        410,487
           28 March 2000                                        413,467
           14 April 2000                                      2,105,936
           19 April 2000                                         68,778
           9 May 2000                                           924,219
           9 May 2000                                         1,265,887
           11 May 2000                                          248,909
           6 June 2000                                        1,589,502
           6 June 2000                                        1,192,971
           21 June 2000                                         399,895
           21 June 2000                                       2,250,502
           29 June 2000                                          19,245
           19 July 2000                                          15,161
           3 August 2000                                            253
           4 October 2000                                         3,419
           12 October 2000                                          471
           12 October 2000                                        3,882

2.4 On 15 August 2000 the authorised share capital of the Company was increased from L175,000,000 to L300,000,000 by the creation of an additional 2,500,000,000 ordinary shares of 5 pence each.

2.5 By a resolution of the Company passed on 26 March 2003 it was resolved that:

      (a) for the purposes of giving effect to the Marconi Corporation Scheme and forthwith and conditionally upon the court making an order sanctioning the Marconi Corporation Scheme:

          (i) the Directors be generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to exercise all powers of the Company to allot relevant securities (as defined for the purposes of that section) up to a maximum nominal amount of L69,100,000;

          (ii) the authority referred to in sub-paragraph (i) above shall expire on the day five years after the passing of the resolution;

          (iii) the Company may, before the authority referred to in sub-paragraph (i) above expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires;

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

          (iv) all previous authorities under section 80 of the Companies Act shall cease to have effect;

          (v) the Directors be given power to allot for cash equity securities (as defined for the purposes of section 89 of the Companies Act) pursuant to the general authority referred to in sub-paragraph
                (i) above as if section 89(1) of that Act does not apply to any such allotment, but that power, which expires on the day five years after the passing of the resolution, will be limited to:

               (A) the allotment of equity securities pursuant to the terms of the Marconi Corporation Scheme;

               (B) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the Directors where the equity securities respectively attributable to the interests of all those shareholders are proportionate (as nearly as practicable) to the respective number of ordinary shares held by them on that date but the Directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

               (C) the allotment (other than under sub-paragraphs (A) or (B) above) of equity securities having a nominal amount not exceeding in aggregate L2,500,000;

          (vi) all previous authorities under section 95 of the Companies Act shall cease to have effect; and

          (vii) the Company may, before the power referred to in sub-paragraph
                (v) above expires, make an offer or agreement which would or might require equity securities to be allotted after it expires;

      (b) forthwith and conditionally upon the allotment of the Marconi Corporation Shares pursuant to the Marconi Corporation Scheme:

          (i) the Company alter its existing memorandum of association by the insertion of a new object giving the Company the power to establish and operate share incentive plans and to establish trusts to operate in conjunction with those plans;

          (ii) the Company adopt the Articles in substitution for the existing articles of association of the Company;

          (iii) the existing 2,866,250,734 Marconi Corporation Shares held by Marconi plc and the additional existing Marconi Corporation Share held by Marconi Nominees Limited be converted into and re-designated as Non-Voting Deferred Shares, such shares having the following rights and being subject to the following restrictions. A Non-Voting Deferred Share:

               (A) does not entitle its holder to receive any dividend or other distribution;

               (B) does not entitle its holder to receive notice of or to attend or vote at any general meeting of the Company;

               (C) entitles its holder on a return of capital on a winding-up (but not otherwise) only to repayment of the amounts paid up on that share after payment in respect of each ordinary share of the capital paid up on it and the further payment of L10,000,000 on each ordinary share; and

               (D) does not entitle its holder to any further participation in the capital of the Company; and

      (c) forthwith and conditionally upon the conversion into and re-designation of the existing Marconi Corporation Shares as Non-Voting Deferred Shares referred to in (b)(iii) above and the entry in the register of members of the Company of the names of the persons to whom the Marconi Corporation Shares pursuant to the Marconi Corporation Scheme have been allotted:

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

          (i) the authorised share capital of the Company be reduced by the cancellation of the 2,866,250,735 Non-Voting Deferred Shares referred to in (b)(iii) above; and

          (ii) the share premium account of the Company (including the share premium account, arising on the allotment of the Marconi Corporation Shares pursuant to the Marconi Corporation Scheme) be cancelled.

2.6 Section 89 of the Companies Act confers on shareholders certain rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employee's share scheme as defined in section 743 of the Companies Act. Following Admission, the Company will be subject to the continuing obligations of the UK Listing Authority with regard to the issue of securities for cash and the statutory rights of pre-emption in section 89 of the Companies Act. The statutory rights of pre-emption apply to the balance of the authorised, but unissued ordinary share capital of the Company which is not the subject of the disapplication referred to in paragraph 2.5(a)(v) above (including shares reserved for issue in connection with the Warrants) or the share options arrangements referred to in paragraph 2.2 above. The statutory rights of pre-emption have been disapplied as set out in paragraph 2.5(a)(v) to:

      (a) permit the Directors to allot the Marconi Corporation Shares and Warrants under the Schemes;

      (b) give the Directors flexibility in relation to pre emptive offers of Marconi Corporation Shares to ordinary shareholders; and

      (c) permit the Directors to allot Marconi Corporation Shares for cash following the Schemes becoming effective having a nominal value of up to 5 per cent. of the issued ordinary share capital of the Company immediately following the Schemes becoming effective.

2.7    Save as disclosed above and in paragraph 5.3 and 7 (incentive schemes):

      (a) no share or loan capital of the Company or any of its subsidiaries has within three years before the date of this document (other than intra-group issues by wholly owned subsidiaries or pursuant to the Schemes) been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

      (b) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries within the three years immediately preceding the date of this document in connection with the issue or sale of any share or loan capital of any such company; and

      (c) no share or loan capital of the Company or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

2.8 The shares are in registered form and, subject to the provisions of the CREST regulations, the Directors may permit the holding of shares of any class in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post at the risk of the relevant shareholders.

2.9    No temporary documents of title have been or will be issued.

3.     SUMMARY OF THE MEMORANDUM AND ARTICLES

3.1    MEMORANDUM

      The Memorandum provides that its objects are, amongst other things, to carry on any business (other than life insurance) which may seem to the Company capable of being conveniently carried on, either in connection with or in addition to any of those referred to in the Memorandum. The objects of the Company are set out in full in clause 4 of its Memorandum which is available for inspection as described in paragraph 21 below.

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PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

3.2    ARTICLES

      In this section "Statutes" means the Companies Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Companies Act.

      The Company has adopted the Articles as described in paragraph 2.5(b)(ii) above. A summary of certain provisions of the Articles is set out below. For further details, please refer to the Articles which are available for inspection as described in paragraph 21 of this Part X: Additional information below.

(a)    RIGHTS ATTACHING TO THE MARCONI CORPORATION SHARES

(i)     Dividends

      Subject to the provisions of the Statutes, the Company may by ordinary resolution declare a dividend in accordance with the respective rights of the members, and may fix the time for payment of such dividend provided that no dividend shall exceed the amount recommended by the Board.

      Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Except as otherwise provided by the rights attached to shares, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

      Subject to the provisions of the Statutes, the Company may pay interim dividends, if it appears to the Board that they are justified by the financial position of the Company. The Company may also pay any dividend payable at a fixed rate at intervals settled by the Board whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, none of the Directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having deferred or non-preferred rights. No dividend or other monies payable by Marconi Corporation on or in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share. There are no fixed dates on which entitlement to dividends arise.

      The Board may make payment of any interim dividend wholly or partly by the distribution of specific assets and, in particular, including without limitation, of property interests, intellectual property rights or the benefit of contractual or other rights, paid up shares, debentures or debenture stock of any other company or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient.

      A general meeting declaring a dividend may, on the recommendation of the Board, by ordinary resolution, direct that payment of any dividend may be satisfied in whole or in part by the distribution of specific assets, including without limitation paid up shares or debentures of another body corporate. The Board may make any arrangements it thinks fit to settle any difficulty arising in connection with such distribution. The Board may, if authorised by an ordinary resolution of the Company, offer any holders of shares the right to elect to receive further shares (whether or not of that class) credited as fully paid instead of cash in respect of any dividend or part thereof. The offer shall be on the terms and be made in the manner specified in the Articles.

      All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Board so resolves, be forfeited and shall cease to remain owing by the Company.

      The Company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address of the member. The Company must resume sending warrants and cheques if the member claims a dividend or cashes a dividend warrant or cheque.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

(ii)    Voting rights

      Subject to the Articles and to any rights or restrictions as to voting for the time being attached to any class of shares, on a show of hands, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised corporate representative, not being himself a member, at a general meeting, shall have one vote and, on a poll, every member present in person or by proxy or (being a corporation) is present by a duly authorised corporate representative shall have one vote for every share of which he is the holder. Save that where a member appoints more than one proxy to attend on the same occasion with respect to different shares, the proxies so appointed shall not be entitled to vote on a show of hands in the case of a special or extraordinary resolution.

      Unless the Board otherwise decides, no member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all monies presently payable by him in respect of that share have been paid.

(iii) Rights attaching to Marconi Corporation Shares on a distribution of assets

      On a winding-up of the Company, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company in such manner as he may determine or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with like sanction, determines. No member shall be compelled to accept any assets on which there is a liability.

(iv)    Transfer of Marconi Corporation Shares

      All transfers of Marconi Corporation Shares held in certificated form may be effected by an instrument of transfer in any usual form or in any other form approved by the Board. The instrument of transfer of a share shall be signed by or on behalf of the transferor and, unless the share is fully paid, or is a forfeited or surrendered share by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason for its decision, refuse to register any instrument of transfer of a certificated share which is not fully paid up (but, in the case of a class of shares which has been admitted to the Official List, not so as to prevent dealings in the share from taking place on an open and proper basis) or on which the Company has a lien. Subject to the requirements of the UK Listing Authority, the Board may also refuse to register any instrument of transfer unless:

      (i) it is lodged, duly stamped (if stampable), at the registered office or at such other place as the Board may appoint accompanied by the share certificate for the shares to which it relates and such other evidence (if any) as the Board may reasonably require to show the right of the transferor to make the transfer;

      (ii)   it is in respect of only one class of shares; and

      (iii)  it is in favour of not more than four transferees as joint holders.

      The Company shall register the transfer of any shares held in uncertificated form in accordance with the Statutes. The Board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of an uncertificated share where permitted by the Statutes.

      If the Board refuses to register a transfer of a share, it shall give the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company or the operator-instruction was received, as the case may be. The registration of transfers of any shares or any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may determine, except that the registration of transfers of any shares or any class of shares which are for the time being participating securities may only be suspended as permitted by the Statutes.

(b)    DISCLOSURE OF INTERESTS IN SHARES

      If the holder of or other person appearing to be interested in any share of the Company has been given a notice under section 212 of the Companies Act and, in respect of that share has been in default for a

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      period of fourteen days after such notice has been given in supplying to the Company the information thereby required, then certain restrictions shall apply.

      The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent. of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

      The restrictions on transfer shall not prejudice the right of either the member holding the shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.

(c)    CHANGES IN SHARE CAPITAL

(i) Subject to the Statutes and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Statutes and without prejudice to any rights attached to any existing Shares, the Company may issue shares which are, or at the option of the Company or the holder are liable, to be redeemed. Subject to the provisions of the Statutes and the Articles, unissued shares are at the disposal of the Board.

(ii) The Company may by ordinary resolution: increase the share capital; consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares; subject to the Statutes, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum or the Articles; and cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(iii) Whenever any members are entitled to fractions of a share as a result of a consolidation and division or sub-division of shares, the Board may deal with the fractions as it thinks fit.

(iv) Subject to the Statutes and to any relevant rights attached to any class of shares, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Statutes, the requirements of the UK Listing Authority, and the rights attached to any class of shares, purchase its own shares.

(d)    VARIATION OF RIGHTS

(i) If at any time the capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not the Company is being wound up) be varied in such manner as those rights may provide or (if no such provision is made) either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the authority of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(ii) Unless otherwise expressly provided by the rights attached to any class of shares those rights shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with them or by the purchase or redemption by the Company of any of its own shares.

(e)    LIEN AND FORFEITURE

      The Company will have a first and paramount lien on every partly paid share (not being a fully paid share) for all amounts payable to the Company (whether presently or not) in respect of that share. Subject to the Articles, the Board may call any monies unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends declared and other monies payable in respect of the forfeited share which have not been paid before the forfeiture.

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                                                PART X -- ADDITIONAL INFORMATION

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(f)     DIRECTORS' INTERESTS

(i) A Director shall not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any contract or arrangement or other proposal in which he has an interest which (together with any interest of any person connected to him) is to his knowledge a material interest and, if he purports to do so, his vote shall not be counted, but the prohibition shall not apply and a Director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

      (A) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

      (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings or a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

      (C) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

      (D) any contract concerning any other company in which he and any connected persons do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Companies Act) representing one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company;

      (E) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

      (F) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

(ii) A Director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms) or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

(g)    REMUNERATION OF DIRECTORS

(i) The fees of the Non-Executive Directors for their services (excluding amounts payable under any other provision of the Articles described below) shall not exceed in aggregate L1.5 million per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Non-Executive Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Any Director who is appointed to any executive office shall be entitled to receive such remuneration as the Board may determine.

(ii) Any Director who does not hold executive office and who serves on any committee of the Board, who by the request of the Board goes or resides abroad for any purpose of the Company or otherwise performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a Non-Executive Director, may (without prejudice to subparagraph (i) above) be paid such extra remuneration by way of salary, commission or otherwise as the Board may determine.

(iii) The Board may exercise all the powers of the Company to pay, provide or procure the grant of benefits, whether by the payment of gratuities, pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any company which is or was the holding company, subsidiary or associated company, and for any member of his family (including a spouse and a former spouse), or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

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(iv)   Without the prior approval by ordinary resolution of the shareholders in general meeting, no bonus arrangement or scheme or any long term incentive scheme for persons who are participants in the Management Plan (as further described in paragraph 7 below) (other than participants who are eligible to receive commission and/or bonus payments that relate to sales) shall be introduced within the period commencing with the date on which the Articles come into force and ending on the date on which all the tranches of options granted in the initial grant under the Management Plan have either lapsed or become capable of exercise.

(v) The Directors may be paid by the Company all travelling, hotel and other expenses properly incurred by them in attending meetings of the Board or committees of the Board or general meetings or otherwise in connection with the discharge of their duties.

(h)    APPOINTMENT AND RETIREMENT OF DIRECTORS

(i) Directors may be appointed by the Company by ordinary resolution or by the Board. Unless otherwise determined by ordinary resolution, the number of Directors (other than alternate directors) shall not be less than three nor more than twenty-four in number.

(ii) At each annual general meeting any Director then in office who has been appointed by the Board since the previous annual general meeting or at the date of the annual general meeting would have held office for more than three years since he was appointed or last re-appointed by the Company in general meeting shall retire from office but shall be eligible for re-appointment.

(iii) A Director shall retire at the first annual general meeting following the birthday at which he attains 70 years of age. A Director may be re-appointed after attaining 70 years of age provided that he is appointed by the Company in general meeting, special notice is given of the resolution appointing the Director and the notice states the age of the prospective Director. A Director who is re-appointed after attaining 70 years of age must retire at every annual general meeting thereafter but may be re-appointed in accordance with the procedure set out above.

(i)     BORROWING POWERS

(i) The Board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge all or any part of its undertaking, property, assets (both present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(ii) The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash at the bank and in hand will not, without the previous authority of the Company in general meeting exceed the higher of an amount equal to two times adjusted capital and reserves (as defined in the Articles) or L1.5 billion (or any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time).

(iii) The limits set out in sub-paragraph (i)(ii) above shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days and this provision overrides all other provisions of the relevant article.

(j)    INDEMNITY OF OFFICERS

      Subject to the Statutes but without prejudice to any indemnity to which a Director may otherwise be entitled, every Director or other officer (excluding an auditor) of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or

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                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      in connection with any application in which relief is granted to him by the Court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(k)     UNTRACED SHAREHOLDERS

      The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

      (i) during a period of twelve years prior to the date of advertising its intention to sell such shares at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

      (ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above the Company inserts advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

      (iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above the Company receives no indication of the whereabouts or existence of the member or other person; and

      (iv) if the shares are traded on the London Stock Exchange's market for listed securities, the Company gives notice to the London Stock Exchange of its intention to sell the shares prior to publication of the advertisements referred to in sub-paragraph (ii) above.

      The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Company.

(l)     NOTICES TO MEMBERS

      Except where otherwise expressly provided within the Articles, any notice to be given to or by any person under the Articles shall be in writing or, to the extent permitted by the Statutes and subject to the Articles, contained in an electronic communication. The Board may from time to time specify the form and manner in which a notice may be given to the members by electronic means and a notice may be given to the members by electronic means only if it is given in accordance with the requirements specified by the Board.

      A notice in writing, document or other communication may be given or served by Marconi Corporation to any member either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address. A member whose registered address is not within the United Kingdom shall be entitled to have notices given to him at the date of that address if, at the time of giving that notice, he is the registered holder of one per cent. or more of the issued capital of the Company. Any other member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from the Company.

4.     DIRECTORS

4.1    The Directors of the Company and their functions are set out in Part I:
       Description of the Marconi Corporation Group.

4.2 The business address of John Devaney, Michael Donovan, Christopher Holden, Kent Atkinson and Michael Parton is Regents' Place, 338 Euston Road, London, NW1 3BT, UK. The business address of Werner Koepf is Ueberlandstrasse 1, CH-8700, Duebendorf, Switzerland. The business address of Ian Clubb is First Choice House, London Road, Crawley, West Sussex, RH10 2GX. The business address of Kathleen Flaherty is 155 60th Street, Avalon, New Jersey 08202, U.S.A.

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PART X -- ADDITIONAL INFORMATION

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4.3    In addition to their directorships of Group companies, the Directors and
       Proposed Directors hold or have held the following directorships and are or were members of the following partnerships, in the past five years:

                                                                                                   Position
      Name                             Position                    Company/Partnership           still held
      ----                             --------                    -------------------           ----------
      John Devaney                     Director                    Baltic Media Group Limited           Yes
                                                                   (in Liquidation)
                                       Director                    Baltic Publishing Limited            Yes
                                                                   (in Liquidation)
                                       Chairman                    Bizenergy Limited                    Yes
                                       Director                    Bizenergy.com Limited                Yes
                                       Director                    Bizzconsulting Limited               Yes
                                       Director                    Bizzenergy Group Limited             Yes
                                       Director                    Bizzgeneration Limited               Yes
                                       Director                    Boocher Limited                       No
                                       Director                    British Power International           No
                                                                   Limited
                                       Non-Executive Director      British Steel Limited (now            No
                                                                   known as Corus UK Limited)
                                       Director                    Candihide Limited                     No
                                       Director                    Chesleigh Limited                     No
                                       Director                    Consort EU Limited                    No
                                       Director                    E Gas Limited                         No
                                       Director                    EA Technology Limited                Yes
                                       Director                    Eastern Energy Management             No
                                                                   Limited
                                       Director                    Eastern Group Finance                 No
                                                                   Limited
                                       Director                    Eastern Private Network               No
                                                                   Management Limited
                                       Director                    EBO Czech Investment                  No
                                                                   Limited
                                       Director                    Electricity Association               No
                                                                   Limited
                                       Director                    Energy Holdings (No. 3)               No
                                                                   Limited
                                       Director                    EPN Distribution Limited              No
                                       Director                    Exel Investments Limited              No
                                       Chairman                    Exel Plc                              No
                                       Director                    F.W. Cook (Mechanical                 No
                                                                   Services) Limited
                                       Director                    Forne Limited                         No
                                       Director                    Genient Limited                      Yes
                                       Director                    GTC Pipelines Limited                 No
                                       Non-Executive Director      HSBC Bank plc                         No
                                       Executive Chairman          Kelsey-Hayes Corporation              No
                                       Chairman                    Liberata plc                          No
                                       Director                    Mainpower plc                        Yes
                                       Director                    Mel Group Limited                     No
                                       Director                    Norwich Capital Investments           No
                                                                   Limited (Dissolved)
                                       Director                    NTL Telecom Services                  No
                                                                   Limited
                                       Director                    Offshore Oil & Gas                    No
                                                                   Development Company Limited
                                       Director                    The Energy Group Limited              No
                                       Director                    Three Gates Limited                  Yes

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                                                                                                   Position
      Name                             Position                    Company/Partnership           still held
      ----                             --------                    -------------------           ----------
                                       Director                    TXU (UK) Holdings Limited             No
                                       Director                    TXU Direct Sales Limited              No
                                       Director                    TXU Europe (Ten) Limited              No
                                       Director                    TXU Europe Energy Trading             No
                                                                   Limited
                                       Director                    TXU Europe Group plc                  No
                                       Director                    TXU Europe Leasing (4)                No
                                                                   Limited
                                       Director                    TXU Europe Leasing (5)                No
                                                                   Limited
                                       Director                    TXU Europe Limited                    No
                                       Director                    TXU Europe Natural Gas                No
                                                                   (Trading) Limited
                                       Director                    TXU Europe Overseas Finance           No
                                                                   Limited
                                       Director                    TXU Europe Power Limited              No
                                       Director                    TXU Europe Renewable                  No
                                                                   Generation Limited
                                       Director                    TXU Nordic Holdings Limited           No
                                       Director                    TXU UK Limited                        No
                                       Director                    Unicorn Music and Dance              Yes
                                                                   Limited
      Michael Donovan                  Director                    British Aerospace Defence             No
                                                                   Systems Limited (now called
                                                                   BAE Systems (Defence
                                                                   Systems) Limited)
                                       Director                    British Aerospace Land &              No
                                                                   Sea Systems Limited (now
                                                                   called BAE Systems (Land
                                                                   and Sea Systems) Limited
                                       Director                    General Domestic Appliances           No
                                                                   Holdings Limited
                                       Director                    Matra BAe Dynamics SAS                No
                                       Director                    STN-Atlas Electronik GmbH             No
                                       Director                    Yard Limited                          No
      Christopher Holden               Partner                     Arthur Andersen (in                  Yes
                                                                   dissolution)
                                       Director                    St Kenelms Management                Yes
                                                                   Services Limited
      Kent Atkinson                    Non-Executive Director      Coca Cola Beverages Limited           No
                                                                   (Dissolved)
                                       Senior Non-Executive        Coca-Cola HBC S.A. (Athens)          Yes
                                       Director
                                       Non-Executive Director      Cookson Group plc (with              Yes
                                                                   effect from 01.04.03)
                                       Director                    Lloyds Bank Financial                 No
                                                                   Services (Holdings) Limited
                                       Director                    Lloyds Bank Subsidiaries              No
                                                                   Limited
                                       Director                    Lloyds Commercial                     No
                                                                   Properties Limited
                                       Non-Executive Director      Lloyds TSB Bank plc                  Yes

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

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                                                                                                   Position
      Name                             Position                    Company/Partnership           still held
      ----                             --------                    -------------------           ----------
                                       Director                    Lloyds TSB Financial                  No
                                                                   Services Holdings Limited
                                       Non-Executive Director      Lloyds TSB Group plc                 Yes
                                       Director                    Three Copthall Avenue                 No
                                                                   Limited
                                       Director                    TSB Bank Limited                      No
      Werner Koepf                     Director                    Compaq Computer Group                 No
                                                                   Limited
                                       Director                    Compaq Computer Limited               No
                                       Director                    Compaq Computer                       No
                                                                   Manufacturing Limited (now
                                                                   called Hewlett-Packard
                                                                   Manufacturing Limited)
                                       Director                    Pixelpark CEE Holding AG             Yes
                                                                   (now known as PXP Software
                                                                   AG)
                                       Managing Director           Compaq Computer                       No
                                                                   International GmbH (now
                                                                   known as Hewlett Packard
                                                                   International SARL GmbH)
                                       Managing Director           Compaq Computer EMEA BV               No
                                       Chairman                    Compaq Computer GmbH                  No
                                       Chairman                    Compaq Computer Austria               No
                                                                   GmbH
      Ian Clubb                        Non-Executive Chairman      Amalgamated Scottish Oil             Yes
                                                                   Limited
                                       Chairman                    B Elliott Group Limited              Yes
                                       Chairman                    B Elliott Limited                    Yes
                                       Director                    B Elliott plc                         No
                                       Non-Executive Chairman      Concentric plc                        No
                                       Non-Executive Chairman      DMWS 601 Limited (in                  No
                                                                   dissolution)
                                       Director                    Dunedin Smaller Companies             No
                                                                   Investment Trust plc
                                       Non-Executive Director      Expro International Group            Yes
                                                                   plc
                                       Non-Executive Chairman      First Choice Holidays plc            Yes
                                       Non-Executive Chairman      Keycom plc                            No
                                       Director                    Kuoni Holdings plc                    No
                                       Non-Executive Chairman      Longville Group Limited              Yes
                                       Non-Executive Chairman      Platinum Investment Trust            Yes
                                                                   plc
                                       Non-Executive Chairman      Shanks plc                           Yes
                                       Non-Executive Chairman      Sitex Security Products               No
                                                                   Limited
                                       Director                    Thorn Lighting Group plc              No
                                       Director                    Thorn Lighting Pension                No
                                                                   Trustees Limited
                                       Director                    TLG Supplemental Pension              No
                                                                   Trustees Limited
                                       Director                    Unijet Group Limited                  No
      Kathleen Flaherty                Director                    CMS Energy Corporation               Yes
                                       Director                    Consumers Energy Company             Yes
                                       Director                    Winstar Europe S.A.                   No
                                       Director                    Winstar Communications S.A.           No
                                       Director                    Winstar Holdings BV                   No

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                                                PART X -- ADDITIONAL INFORMATION

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
                                                                                                   Position
      Name                             Position                    Company/Partnership           still held
      ----                             --------                    -------------------           ----------
                                       Director                    Winstar Communciations GMBH           No
                                       Director                    Winstar Communications BV             No
                                       Director                    Winstar Communications S.A.           No
                                       Director                    Winstar Communications                No
                                                                   Limited
                                       Director                    Winstar Communications S.A.           No
                                       Director                    Winstar Communications S.A.           No
                                       Director                    Winstar Colombia Ltda.                No
                                       Director                    Winstar Japan, Limited                No
                                       Director                    KDDI Winstar Corporation              No
                                       Director                    Winstar International                 No
                                                                   HongKong Holding
                                                                   (BVI) Limited
                                       Director                    Winstar HongKong (BVI)                No
                                                                   Limited
                                       Director                    Winstar Communications                No
                                                                   HongKong Limited
                                       Director                    Winstar Asia NDMO Pte.,               No
                                                                   Limited

4.4 Save as disclosed in this paragraph 4, at the date of this document none of the Directors:

      (a) has been a director or partner of any companies or partnerships at any time in the previous five years; or

      (b)   has any unspent convictions in relation to indictable offences; or

      (c) has been bankrupt or entered into an individual voluntary arrangement; or

      (d) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors save in the case of the Marconi plc Scheme and the Marconi Corporation Scheme as described in Part VII: Further information relating to the Restructuring; or

      (e) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or voluntary arrangement of such partnership; or

      (f) has had his or her assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

      (g) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

5.     DIRECTORS' AND OTHER INTERESTS IN THE COMPANY

5.1 Save as set out in paragraph 5.3 below, the interests of the Directors, their immediate families and any person connected with any Director within the meaning of section 346 of the Companies Act in the share capital of the Company or any other relevant member of the Marconi Corporation Group, as the case may be, (all of which are beneficial unless otherwise stated), which:

      (a) have or following Admission will be required to be notified to the Company pursuant to sections 324 and 328 of the Companies Act;

      (b) are required to be entered into the register referred to in section 325 of the Companies Act; or

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--------------------------------------------------------------------------------

      (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 27 March 2003 (the latest practicable date prior to the publication of this document), are currently, and are anticipated following Admission to be, as follows:

                                                   Number of
                                                     Marconi      Number of             Number of
                                                 Corporation       Warrants               Marconi
                                                  Shares and           held           Corporation
                                                    Warrants    immediately           Shares held
                                                 held before          after     immediately after
      Director                                     Admission      Admission             Admission
      --------                                   -----------    -----------    ------------------
      John Francis Devaney                               NIL           NIL                    NIL
      Michael William John Parton                        NIL         2,287                    229
      Michael John Donovan                               NIL         3,029                    303
      Christopher Charles Holden                         NIL           NIL                    NIL
      Michael Kent Atkinson                              NIL           NIL                    NIL
      Werner Karl Koepf                                  NIL           NIL                    NIL
      Ian McMaster Clubb                                 NIL           NIL                    NIL
      Kathleen Ruth Flaherty                             NIL           NIL                    NIL

       All of the Executive Directors, as possible beneficiaries, are also deemed to be interested in the 1,208,545 Marconi plc Shares, the 2,161 Marconi Corporation Shares and the 21,581 Warrants that will be held by the trustee of the MET following Admission. Mr. Parton and Mr. Donovan are also deemed to be interested in the 1,135,644 Marconi plc Shares, the 2,031 Marconi Corporation Shares and the 20,279 Warrants that will be held by the trustee of the GEC Employee Share Trust following Admission.

5.2 The interests, as described in 5.1 above, of the Directors (excluding their deemed interests described above) together are expected to represent approximately 0.0009 per cent. of the issued ordinary share capital of the Company immediately after Admission.

5.3 The following options over Marconi Corporation Shares are expected to be granted to the Directors under the Management Plan described in paragraph
       7.2 below, such options being exercisable at the price and between the dates shown below:

                                              Number of
                                                Marconi
                                            Corporation            Total
                                           Shares under   exercise price
      Name of Director                           option   (per exercise)           Exercise period
      -----------------------------------  ------------   --------------   -----------------------
      Michael William John Parton            17,500,000               L1         May 2004-May 2013
      Michael John Donovan                   10,000,000               L0         May 2004-May 2013
      Christopher Charles Holden                    NIL               L1         May 2004-May 2013
      John Francis Devaney                    3,000,000               L1         May 2004-May 2013

      There will be no consideration payable for the grant of an option. Options will be granted as soon as practicable following Admission.

5.4 Save as set out in this Part X, it is not expected that any Director will have any interest in the share or loan capital of the Company on Admission and there is no person to whom any capital of any member of the Group is under option or agreed unconditionally to be put under option.

5.5 No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by the Company or any Group company during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

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5.6    Immediately following Admission, the name of each person (other than the
       Escrow Trustee and its nominee) who, directly or indirectly, is expected to be interested in 3 per cent. or more of Marconi Corporation's ordinary share capital, and the amount of such person's interest is expected to be as follows:

                                                            No. of Marconi   Percentage of share
                                                               Corporation    capital of Marconi
                                                              Shares after     Corporation after
      Name                                                       Admission             Admission
      ----                                                  --------------   -------------------
      Appaloosa Investment Ltd Partnership                      48,717,593                 4.87%
      Cerebrus Partners LP New York                             34,058,285                 3.41%
      Chase Manhattan Bank                                      33,843,309                 3.38%

       These interests have been calculated by Marconi Corporation (based solely on the information concerning Scheme Creditors (other than Trustees and disputed creditors) with Known Claims to each of the Schemes).

       The holdings of Bonds by Bondholders (and therefore their prospective holdings of Marconi Corporation Shares) cannot be determined on the basis of the Known Claims to each of the Schemes.

5.7 Save as disclosed in paragraph 5.6, the Directors are not aware of any interest which will represent 3 per cent. or more of the issued ordinary share capital of the Company following Admission.

5.8 So far as the Company is aware, no person or persons, directly or indirectly, jointly or severally exercise or could exercise control over the Company.

6.     DIRECTORS' SERVICE AGREEMENTS AND EMOLUMENTS

6.1 The following Executive Directors have service agreements with the Company which are effective on or after the Scheme Effective Date as follows:

       MICHAEL WILLIAM JOHN PARTON, as Chief Executive Officer, has a service agreement which will take effect on the Scheme Effective Date. The agreement lasts until Mr Parton's sixty-second birthday but may be terminated earlier by the Company giving twelve months' notice and by Mr Parton giving six months' notice. The basic salary is L525,000 per annum (inclusive of director's fees), which is reviewable on 1st July 2004 (and thereafter annually) and Mr Parton is eligible to participate in the senior management share option plan. His agreement provides for participation in a company car scheme and private medical healthcare for himself and his family.

       Mr Parton is entitled to participate in the G.E.C. 1972 pension plan (the "UK Plan", described in paragraph 8 below) to which he contributes 3 per cent. of his basic salary (up to a maximum of 15 per cent. of the Inland Revenue earnings cap, which is L97,200 in the 2002/2003 tax year). As a consequence of the earnings cap restricting the amount an employer can contribute into an exempt approved pension plan, Mr Parton has a funded unapproved retirement benefits scheme (a "FURBS"), to which the Company contributes an amount equal to 21 per cent. of his basic salary (with a further 14 per cent. of his basic salary being paid to Mr Parton as a non-pensionable allowance). In addition, and as compensation for Mr Parton changing a defined benefit pension arrangement into a defined contribution plan in 2002, the Company has agreed to make net contributions of L88,250 to the FURBS and associated non-pensionable allowances of L58,833.33 to Mr Parton himself on 15 April 2003, 15 July 2003, 15 October 2003 and 15 January 2004. The payments are conditional on Mr Parton remaining in employment with the Company and if his employment is terminated (other than for cause), any payments which have not been made on or before the termination date will become due immediately. FURBS contributions for Mr Parton are paid to the FURBS and to Mr Parton himself in the ratio 60:40. This is because the contributions are taxable benefits, so the payment to Mr Parton is to offset the higher income tax charge for which he is liable. The FURBS documents oblige the Company to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service of four times basic salary and a widow's pension of four-ninths of final pensionable salary.

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      The service agreement contains a provision entitling the Company to make a payment in lieu of notice (a "PILON" payment) if it terminates the service agreement without giving Mr Parton 12 months' notice. The amount of the payment is at the reasonable discretion of the remuneration committee, which is to consider the relationship between the Group's and Mr Parton's performances. The maximum PILON payment may not exceed the aggregate of the following amounts for the notice period (or the unexpired balance of it: (i) base salary; (ii) 166 per cent. of the cash equivalent transfer value of the pension contributions (net of tax) which would have accrued in the UK Plan; (iii) 100 per cent. of the gross contributions which the Company would have paid in respect of Mr Parton's FURBS; and (iv) the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements) (which cost the Company may set at 10 per cent. of Mr Parton's base salary). The PILON payment will be taxable in Mr Parton's hands. If the Company does not make a full PILON payment (i.e. if the remuneration committee reduces the amount payable), Mr Parton's protective covenants will enure for a proportionately shorter period after the termination of his employment.

      In addition, the service agreement includes a change of control clause which provides Mr Parton with a right to a payment if, following the restructuring of the Group (including Admission), there is a change of control of the Company and one of the events described below occurs. Change of control is defined as the acquisition of the power to control the composition of the board of the Company or (by a variety of means) that its affairs are conducted in a certain manner. If, immediately following an acquisition of the Company's shares, the shares in the acquiring company are all held by the holders of the shares of the Company immediately prior to the acquisition in materially the same proportion as prior to the acquisition, then that will not constitute a change of control. If the terms of the clause are triggered, Mr Parton will be entitled to a payment calculated on the same basis as the PILON payment. The events are:

      (a) the Company or any other Group company terminating employment (other than for cause);

      (b) Mr Parton ceasing to be a director of the Company other than by reason of his voluntary resignation; or

      (c) if Mr Parton terminates the service agreement for a "good reason". The good reasons are one or more of the following:

          - a failure to maintain Mr Parton in the role (or a substantially equivalent position, with the Company or any Group company) which he held immediately prior to the change of control;

          - an adverse change of material consequence in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position which Mr Parton held immediately prior to the change of control;

          - a reduction in the aggregate of Mr Parton's basic annual salary and share based incentives and other benefits received from the Company or any Group company, or the termination or denial of Mr Parton's rights to employee benefits or a substantial reduction in the scope or value thereof where such reduction is not applied to other employees of a similar status and seniority to Mr Parton;

          - a change in the scope of the business or other activities for which Mr Parton was responsible immediately prior to the change of control, which has rendered Mr Parton substantially unable to carry out, has substantially hindered Mr Parton's performance of, or has caused him to suffer a substantial reduction in, any of the authorities powers, functions, responsibilities or duties attached to his position held;

          - the Company requiring Mr Parton to have his principal location of work changed to any location that is in excess of 25 miles from its location immediately prior to the change of control without his prior written consent; or

          - any material breach of the service agreement by the Company or any successor.

                                                PART X -- ADDITIONAL INFORMATION

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      In each case of a "good reason", however, Mr Parton must first have notified the Company of the act or omission and the Company must have failed within 10 calendar days to gain Mr Parton's agreement to any change or must in that period have remedied the act or omission.

      There is a provision to place Mr Parton on garden leave if notice to terminate is served by either party without triggering any PILON payment. Mr Parton is subject to post-termination protective covenants relating to non-solicitation of clients and managerial or technical employees, non-dealing with clients and not competing with the Group's business. All the covenants are stated to last for 12 months, save for that relating to non-competing, which lasts for six months. Please see the comments relating to PILON payments for a potential reduction in the periods of the protective covenants.

      Mr Parton is a member of the Retention and Emergence Plan (described in section 7.7 below). The plan promises a bonus equal to 150 per cent. of his base salary, paid in four equal tranches, two of which have been paid. The fourth tranche is to be waived.

      MICHAEL JOHN DONOVAN, as Chief Operating Officer, has a service agreement which will take effect on Admission. The agreement lasts until Mr Donovan's sixty-second birthday but may be terminated earlier by the Company giving twelve months' notice and by Mr Donovan giving six months' notice. The basic salary is L400,000 per annum (inclusive of director's fees), which is reviewable on 1 July 2004 (and thereafter annually) and Mr Donovan is eligible to participate in the senior management share option plan. His agreement provides for participation in a company car scheme and private medical healthcare for himself and his family.

      Mr Donovan is entitled to participate in the UK Plan (described in paragraph 8 below) to which he contributes 3 per cent. of his basic salary (up to a maximum of 15 per cent. of the Inland Revenue earnings cap). As a consequence of the earnings cap restricting the amount an employer can pay into an exempt approved pension plan, Mr Donovan also has a funded unapproved retirement benefits scheme (a "FURBS"). Mr Donovan's FURBS is funded on a defined benefit basis, with projected benefits of two-thirds of his final pensionable salary. The pension will be made up from Mr Donovan's benefits under the UK Plan, the FURBS, two BAE pension plans and any other retained benefits he may have. If Mr Donovan retires on or after his fifty-fifth birthday, there will be no actuarial reduction in the value of his benefits. The current contribution rate (to be reviewed in May 2003) is 39 per cent. of his base salary (although while Mr Donovan is posted to the US, the rate is 46 per cent., owing to local tax legislation). If Mr Donovan leaves service on the grounds of ill-health and receives an immediate ill-health pension from the UK Plan, the total pension payable to him will be two-thirds of his final pensionable salary at the date of leaving. FURBS contributions for Mr Donovan are paid into the FURBS and to Mr Donovan himself in the ratio of 60:40 (or as necessary under US tax law). This is because the contributions are taxable benefits, so the payment to Mr Donovan is to offset the higher income tax charge for which he is liable. The FURBS documents oblige the Company to fund an unapproved life assurance scheme, which is to provide a lump sum on death in service or four times basic salary and a widow's pension of four-ninths of final pensionable salary.

      The service agreement contains a provision entitling the Company to make a payment in lieu of notice (a "PILON" payment) if it terminates the service agreement without giving Mr Donovan 12 months' notice. The PILON payment comprises the following amounts for the notice period (or the unexpired balance of it): (i) base salary; (ii) 166 per cent. of the cash equivalent transfer value of the pension contributions (net of tax) which would have accrued in the UK Plan; (iii) 166 per cent. of the net contributions which the Company would have paid into Mr Donovan's FURBS; and (iv) the cost (to the Company) of providing benefits (other than bonus, pension and incentive entitlements) (which cost the Company may set at 10 per cent. of Mr Donovan's base salary). The PILON payment would be taxable in Mr Donovan's hands.

      In addition, the service agreement includes a change of control clause which provides Mr Donovan with a right to payment if, following the restructuring of the Group (including Admission), there is a change of control of the Company and one of the events described below occurs. Change of control is defined as the acquisition of the power to control the composition of the board of the Company or (by a variety of means) that its affairs are conducted in a certain manner. If, immediately following an acquisition of the Company's shares, the shares in the acquiring company are all held by the holders of the shares of the Company immediately prior to the acquisition in materially the same proportion as prior to the

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

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      acquisition, then that will not constitute a change of control. If the terms of the clause are triggered, Mr Donovan will be entitled to a payment calculated on the same basis as the PILON payment. The events are:

      (a) the Company or any other Group company terminating employment (other than for cause);

      (b) Mr Donovan ceasing to be a director of the Company other than by reason of his voluntary resignation; or

      (c) if Mr Donovan terminates the service agreement for a "good reason". The good reasons are one or more of the following:

          - a failure to maintain Mr Donovan in the role (or a substantially equivalent position, with the Company or any Group company) which he held immediately prior to the change of control;

          - an adverse change of material consequence in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position which Mr Donovan held immediately prior to the change of control;

          - a reduction in the aggregate of Mr Donovan's basic annual salary and share based incentives and other benefits received from the Company or any Group company, or the termination or denial of Mr Donovan's rights to employee benefits or a substantial reduction in the scope or value thereof where such reduction is not applied to other employees of a similar status and seniority to Mr Donovan;

          - a change in the scope of the business or other activities for which Mr Donovan was responsible immediately prior to the change of control, which has rendered Mr Donovan substantially unable to carry out, has substantially hindered Mr Donovan's performance of, or has caused him to suffer a substantial reduction in, any of the authorities powers, functions, responsibilities or duties attached to his position held;

          - the Company requiring Mr Donovan to have his principal location of work changed to any location that is in excess of 25 miles from its location immediately prior to the change of control without his prior written consent; or

          - any material breach of the service agreement by the Company or any successor.

      In each case of a "good reason", however, Mr Donovan must first have notified the Company of the act or omission and the Company must have failed within 10 calendar days to gain Mr Donovan's agreement to any change or must in that period have remedied the act or omission.

      There is a provision to place Mr Donovan on garden leave if notice to terminate is served by either party without triggering the PILON payments. Mr Donovan is subject to post-termination protective covenants relating to non-solicitation of clients and managerial or technical employees, non-dealing with clients and not competing with the Group's business. All the covenants are stated to last for 12 months, save for that relating to non-competing, which lasts for six months.

      Mr Donovan also has an arrangement relating to his location in the United States, which contains expatriate arrangements to cover relocation, housing, exchange rate fluctuation, flights for himself and his family and matters common to expatriate terms for senior executives.

      Mr Donovan is a member of the Retention and Emergence Plan (described in section 7.7 below). The plan promises a bonus equal to 150 per cent. of his base salary, paid in four equal tranches, two of which have been paid. The fourth tranche is to be waived.

      JOHN FRANCIS DEVANEY, as Chairman, has a service agreement with the Company dated 14 March, 2003 and to which Marconi plc is also a party to take the benefits of Mr Devaney's covenants. The agreement is effective on and from 16 December 2002. All payments and benefits due to Mr Devaney are payable by the Company. The agreement is terminable by either party on three months' notice and terminates automatically on Mr Devaney's 65th birthday. Mr Devaney's salary is L250,000 per annum and he is required to devote three days per week to his duties. Mr Devaney is entitled to participate in the Senior

                                                PART X -- ADDITIONAL INFORMATION

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      Management Share Option Plan and to membership of the UK Plan. His benefits comprise private medical insurance, life insurance, company car and fifteen working days' holiday per annum.

      The agreement lists the companies in respect of which Mr Devaney is already a director and permits him to continue those other interests, so long as they do not affect his obligations under the service agreement. Consent may not be unreasonably withheld or delayed should Mr Devaney wish to be interested in companies substituted for, or additional to, the agreed list of companies from time to time provided that his duties are not adversely affected and that he does not contravene the overriding obligation not to hold more than 5 per cent. in any class of securities in any business.

      There are no clauses relating to payments in lieu of notice or change of control and there are no restrictive covenants.

      CHRISTOPHER CHARLES HOLDEN, as interim Chief Financial Officer, has a service agreement with the Company dated 13 December 2002 (as varied on 28 January 2003). His role is as interim Chief Financial Officer of Marconi plc but the Company can reassign him to another position, so long as it is commensurate with his status and seniority. The contract is for a fixed term, commencing on 14 November 2002 and ending on 30 June 2003. The basic salary is L25,000 per month, inclusive of director's fees. Mr Holden is entitled to join the UK Plan but there are no other pension or incentive arrangements set out in his contract. The Company is entitled to terminate Mr Holden's employment immediately by making a payment in lieu of the base salary he would otherwise have earned in the balance of his fixed term. Mr Holden is subject to post termination protective covenants, all of which are to last for six months following the termination date. The covenants cover non-solicitation of clients, non-dealing with clients, non-poaching of managerial or technical employees and non-competing with group companies.

6.2 Each of the Non-Executive Directors has agreed terms of appointment with the Company as follows:

      MICHAEL KENT ATKINSON was appointed a non-executive director on 16 December 2002 for an initial term of three years (subject to the Articles and as described below). Mr Atkinson's duties include chairmanship of the audit and membership of the nomination and remuneration committees. His fee is L30,000 per annum (which includes the fee payable as a non-executive director of Marconi plc) based on him spending two days per month on his duties for both companies. Although he will not normally be expected to provide his services for more than 52 days per annum, he is entitled to a fee of L1,500 per day for each additional day over the two day per month threshold. His fee is reviewable annually on 1 July and the Company will reimburse business expenses. Mr Atkinson will also be entitled to an advance fee for each of the first three years of his appointment. The fee payable will be L100,000 for the first year and L30,000 for each of the next two years which will be net of any tax or national insurance contributions. The net amount of each year's fee will be invested in Marconi Corporation Shares. Mr Atkinson has agreed to hold the Marconi Corporation Shares acquired with the first year's advance fee for three years from the date of his appointment and the Marconi Corporation Shares acquired with each of the next two years' payment for one year. If Mr Atkinson's appointment terminates in any year for which an advance fee has been paid he is obliged to repay a pro-rated amount of that year's fee. Mr Atkinson will also be entitled to a fee of L15,000 per annum for so long as he serves as chairman of the audit committee. There is no other remuneration nor benefits.

      WERNER KARL KOEPF was appointed a non-executive director on 16 December 2002 for an initial term of three years (subject to the Articles and as described below). Mr Koepf's duties include membership of the audit, remuneration and nomination committees. His fee is L30,000 per annum (which includes the fee payable as a non-executive director of Marconi plc) based on him spending two days per month on his duties for both companies. Although he will not normally be expected to provide his services for more than 52 days per annum, he is entitled to a fee of L1,500 for each additional day worked over the two day per month threshold. These fees are reviewable annually on 1 July and the Company will reimburse business expenses. Mr Koepf will also be entitled to an advance fee for each of the first three years of his appointment. The fee payable will be L100,000 for the first year and L30,000 for each of the next two years which will be net of any tax or national insurance contributions. The net amount of each year's fee will be invested in Marconi Corporation Shares. Mr Koepf has agreed to hold the Marconi Corporation Shares acquired with the first year's advance fee for three years from the date of his appointment and the

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      Marconi Corporation Shares acquired with each of the next two years'
      payment for one year. If Mr Koepf's appointment terminates in any year for which an advance fee has been paid he is obliged to repay a pro-rated amount of that year's fee. There is no other remuneration nor benefits.

      KATHLEEN RUTH FLAHERTY'S appointment as a non-executive director will take effect on Admission for an initial term of three years (subject to the Articles and as described below). Ms Flaherty's duties include membership of the remuneration and nomination committees. Her fee is L30,000 per annum based on her spending two days per month on her duties for the Company. She is entitled to a fee of L1,500 per day for each additional day over the two days per month threshold. Her fee is reviewable annually on 1 July and the Company will reimburse business expenses. Ms Flaherty will also be entitled to an advance fee of L30,000 for each of the first three years of her appointment which will be net of any tax or national insurance contributions. The net amount of each year's fee will be invested in Marconi Corporation Shares. Ms Flaherty has agreed to hold the Marconi Corporation Shares acquired with the first year's advance fee for three years from the date of her appointment and the Marconi Corporation Shares acquired with each of the next two years' payment for one year. If Ms Flaherty's appointment terminates in any year for which an advance fee has been paid she is obliged to repay a pro-rated amount of that year's fee. There is no other remuneration nor benefits.

      IAN MCMASTER CLUBB'S appointment as a non-executive director will take effect on Admissions for an initial term of three years (subject to the Articles and as described below). Mr Clubb's duties include membership of the audit, remuneration and nomination committees. His fee is L30,000 per annum based on his spending two days per month on his duties for the Company. Mr Clubb will also be entitled to a fee of L10,000 per annum for so long as he serves as Chairman of the remuneration committee. He is entitled to a fee of L1,500 per day for each additional day over the two day per month threshold. His fee is reviewable annually on 1 July and the Company will reimburse business expenses. Mr Clubb will also be entitled to an advance fee of L30,000 for each of the first three years of his appointment which will be net of any tax or national insurance contributions. The net amount of each year's fee will be invested in Marconi Corporation Shares. Mr Clubb has agreed to hold the Marconi Corporation Shares acquired with the first year's advance fee for three years from the date of his appointment and the Marconi Corporation Shares acquired with each of the next two years' payment for one year. If Mr Clubb's appointment terminates in any year for which an advance fee has been paid he is obliged to repay a pro-rated amount of that year's fee. There is no other remuneration nor benefits.

      The Articles provide for the removal of a director by (amongst other causes) the written requirement of at least three-quarters of the other directors or by extraordinary resolution or by ordinary resolution on special notice.

6.3 For the financial year ended 31 March 2002, the aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Group was approximately L2,287,000. It is estimated that for the financial year to 31 March 2003, under arrangements in force at the date of this document, the remuneration of the Directors will be approximately L5,165,000.

6.4 Save for an agreement by Michael Parton and by Michael Donovan to waive the first two parts of an annual incentive bonus plan (20 per cent. of basic salary) and the last part of the R&E Plan (37.5 per cent. of basic salary), there is no arrangement under which a Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

6.5 There are no outstanding loans or guarantees granted or provided by any member of the Group to, or for the benefit of, any of the Directors.

7.     SHARE INCENTIVE PLANS

7.1 Conditionally on the later of the First Initial Distribution under the Marconi Corporation Scheme being initiated and the Scheme Effective Date (for the purposes of this paragraph 7, the Plans Start Date), the Company has adopted an option plan known as the Marconi Corporation Senior Management Share Option Plan (Management Plan), and a broadly based employee share option plan known as the Marconi Corporation Employee Share Option Plan (Employee Plan). The Plans are summarised below.

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      Other than the Group's existing bonus plan arrangements, which cover the financial year to 31 March 2003, and the third payment under the R&E plan (as defined in paragraph 7.7), prior to the Plans Start Date, the Group will not establish any bonus arrangement or scheme or any long-term inventive scheme covering those persons (other than those persons who are eligible to receive commission and/or bonus payments that relate to sales) who have been invited to participate in the Management Plan.

      Further, as set out in paragraph 3.1(g)(iv) above, the Company's Articles provide that participants in the Management Plan (other than those who are eligible to receive commission and/or bonus payments that relate to sales) will not be eligible to participate in any bonus or other long-term incentive arrangement until the date on which all the tranches in the initial grant under the Management Plan have either lapsed or become capable of exercise.

7.2    THE MARCONI CORPORATION SENIOR MANAGEMENT SHARE OPTION PLAN

       Administration

      The Management Plan will be administered by the remuneration committee of the Company in accordance with the terms set out below.

       Eligibility

      Participation in the Management Plan is open to those employees and executive directors of Marconi Corporation or any of its Subsidiaries selected by the remuneration committee. The remuneration committee intends to grant options under the Management Plan to up to 60 senior executives. Employees within two years of their normal retirement date may not participate in the Management Plan.

       Grant of options

      Options to acquire Marconi Corporation Shares under the Management Plan may be granted at any time prior to Admission and, following Admission, may be granted in the periods of 42 days commencing on the Plans Start Date, the day immediately following announcement by Marconi Corporation of its results for any period, or a day on which the Board resolves that exceptional circumstances exist which justify the grant.

      Options will be granted by either the Company or the trustee of the proposed Marconi Corporation employee benefit trust (Trust), summarised in paragraph 7.5 below. Options may be satisfied using newly issued or existing Marconi Corporation Shares.

      The initial Options will be granted in five tranches, each of which will be subject to different performance conditions as described below.

      Participation in the Management Plan will not form part of or affect a participant's rights under the terms of his employment.

       Option exercise price

      Options granted under the Management Plan will be exercisable for a nominal payment, the amount of which will be determined by the remuneration committee. It is currently envisaged that the total amount payable on the exercise of an option, whether in whole or in part will be L1 per exercise irrespective of the number of Marconi Corporation Shares the subject of an option exercise.

       Individual limit on participation

      There is no limit under the Management Plan on the aggregate maximum value of options which may be granted to a participant in any year or over the life of the Management Plan.

      Overall limit on Marconi Corporation Shares to be made available under the Management Plan

      The number of Marconi Corporation Shares, issued or unissued, that may be committed to be issued under the Management Plan is limited to 9 per cent. of the issued share capital of the Company

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PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      immediately following the Plans Start Date. Marconi Corporation Shares over which options have lapsed or been surrendered will not be included in calculating this limit. This number of shares will be reduced by the number of Marconi Corporation Shares that are committed under the Employee Plan due to employees who would otherwise have been expected to participate in the Management Plan participating in the Employee Plan rather than the Management Plan because it is beneficial (for tax or similar reasons) for them to do so.

       Exercise of Options

      Options granted under the Management Plan will only become exercisable
      (vest) to the extent that the performance targets set out below have been satisfied. While the performance targets for the initial grant of options will be the same, two vesting schedules will apply; one schedule applicable to participants who have released their rights under the R&E plan (described in paragraph 7.7 below) and the other schedule applicable to participants who did not have any rights under the R&E plan. For subsequent grants, for example, to new employees or as a result of promotions or expanded roles or responsibilities the remuneration committee will set performance targets which are appropriate in the circumstances and at least as challenging as those for the initial grant.

                                                            Percentage of shares subject to option that vest
                                                                               (per cent.)
                                                            -------------------------------------------------
                                                            Participants who
                                                            released R&E              Other
      Tranche   Condition                                   Plan rights*              participants
      -------   ---------                                   -----------------------   -----------------------
         1      Repayment of 30 per cent. of the Junior     20                        10
                Notes within 24 months after the Plans
                Start Date. No vesting before 12 months
                after the Plans Start Date.
         2      Repayment of 50 per cent. of the Junior     10                        10
                Notes within 27 months after the Plans
                Start Date. No vesting before 15 months
                after the Plans Start Date.
         3      Repayment of 100 per cent. of the Junior    20                        20
                Notes within 30 months after the Plans
                Start Date. No vesting before 18 months
                after the Plans Start Date.
         4      The Company achieving a market              20                        30
                capitalisation of L1 billion and
                repayment of 100 per cent. of the Junior
                Notes within 39 months after the Plans
                Start Date. No vesting before 27 months
                after the Plans Start Date.
         5      The Company achieving a market              (within 51 months of      (within 51 months of
                capitalisation of L1.5 billion and          the Plans Start Date)     the Plans Start Date)
                repayment of 100 per cent. of the Junior    30                        30
                Notes within 63 months after the Plans
                Start Date. No vesting before 39 months     (between 51 months and    (between 51 months and
                after the Plans Start Date.                 63 months of the Plans    63 months of the Plans
                                                            Start Date) 20            Start Date) 20

      ---------------------

      * Participants in the R&E plan will be required to waive the final payment under the R&E plan in order to participate in the Management Plan.

      If any performance target is not satisfied within the stated period the tranche of the option subject to that performance target will lapse and cease to be capable of becoming exercisable.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      If the Junior Notes are refinanced (rather than repaid), the conditions set out above, will apply to the aggregate debt, representing what were the Junior Notes, following the refinancing.

      In relation to tranches 4 and 5, the market capitalisation of the Company will be measured using its daily volume weighted average share price determined from prices quoted on the principal exchange on which Marconi Corporation's Shares are listed and the number of Marconi Corporation Shares outstanding immediately following the Plans Start Date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price when multiplied by the number of Marconi Corporation Shares in issue on the Plan's Start Date exceeds the relevant target market capitalisation the applicable condition will have been satisfied.

       Taxation

      The exercise of an option may be made conditional on a participant agreeing to comply with any arrangements specified by the Company for the payment of taxation, social security contributions or any other deductions at source (including, as is likely to be the case in respect of at least part of the relevant employing company's secondary class 1 National Insurance contributions liability arising on exercise) required or permitted in respect of an option.

       Termination of employment

      If a participant ceases employment with a member of the Marconi Corporation Group voluntarily or he is dismissed for cause, his options will lapse on the date of cessation.

      However, where a participant ceases employment with the Marconi Corporation Group due to death, injury, disability, ill-health, redundancy, retirement or the sale of the business or subsidiary for which the participant works, or termination of employment by the employer without cause, his options will become vested to the extent the financial performance conditions have been satisfied at the date of cessation of employment (or, if terminated without full notice, to the extent the financial performance conditions have been satisfied on the date the notice would have expired) and will become exercisable at the time they would otherwise have been exercisable as set out in the table above for a period of six months (12 months in the case of death). The remuneration committee may decide whether a different proportion of an option should vest on the cessation of employment of any participant due to the sale of a business or subsidiary that was a key business or subsidiary. Following the expiry of the relevant period, all of a participant's unexercised options will lapse.

       Lapse of options

      Options will lapse in any event on the tenth anniversary of their grant and will lapse after a takeover or reconstruction when the specified time periods for exercise have passed as described below. Options will also lapse on the cessation of employment of a participant as described above. Options will also lapse to the extent that they cease to be capable of becoming exercisable due to failure to satisfy any of the performance targets within the specified time periods.

      Marconi Corporation Shares over which options have lapsed or have been surrendered will be available, within the overall limit referred to above, to form the subject of further option grants to new participants in the Management Plan but not to existing participants unless the participant has been promoted or his/her role and/or responsibility has significantly expanded and the remuneration committee determines that such a grant is merited.

       Rights attaching to Marconi Corporation Shares on the exercise of options

      Marconi Corporation Shares allotted under the Management Plan will carry the same rights as all other issued Marconi Corporation Shares. Application will be made for the Marconi Corporation Shares to be admitted to trading on the London Stock Exchange. Participants will not qualify for any rights attaching to Marconi Corporation Shares where the record date is before the date on which the option is exercised.

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

       Takeover, reconstruction or winding-up

     If any person obtains control of the Company as a result of making an offer to acquire the whole of the issued share capital of the Company (or, having such control, makes a general offer to acquire all the shares other than those already owned by that person) the first grant of options under the Management Plan will become exercisable to the extent that the financial performance conditions have been satisfied immediately prior to a change of control. A proportion of the remainder of any Marconi Corporation Shares which are the subject of outstanding options will vest and become exercisable according to the following formula:

                                                           market capitalisation on change of
                                                          control (as evidenced by the value of
                                                              the consideration paid by the
                                                           acquirer and the number of Marconi
        Remainder of Marconi Corporation                       Corporation Shares in issue
         Shares the subject of outstanding                immediately following the Plans Start
                      options                     X                       Date)
                                                          -------------------------------------
                                                                      L1.5 billion

      The formula above assumes that a change of control occurs 63 months after the Plans Start Date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the L1.5 billion figure will be reduced by L25m for each complete quarter between the change of control and the date which is 63 months after the Plans Start Date.

      Participants will have six months within which to exercise their options to the extent exercisable following the change of control (or general offer); thereafter, the options will lapse. The remuneration committee will determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire Marconi Corporation Shares under sections 428 to 430F of the Companies Act, a participant may exercise his options to the extent exercisable as referred to above during the period that person remains so bound or entitled; thereafter, they will lapse.

      Participants may, in certain circumstances, be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

      If there is a reconstruction of the Company, the effect of which is that a person obtains control of the Company, other than as a result of making an offer for its issued share capital, the provisions relating to a change of control following an offer (summarised above) shall apply. These provisions shall not apply if there is a reconstruction, the purpose and effect of which is to create a new holding company of the Company where such holding company has substantially the same shareholders and proportionate shareholdings as those of the Company immediately before the scheme of arrangement. On the occurrence of such a reconstruction, the remuneration committee will use its best endeavours to ensure that any outstanding options are rolled-over so that they continue over shares in the new holding company. If there is no roll-over, options will continue unaffected by the scheme of arrangement. If there is any other reconstruction of the Company or the Company is wound-up, options will lapse on the reconstruction or winding-up taking effect.

       Adjustments of options

      If there is a variation in the share capital of the Company, including by way of a capitalisation, rights issue, consolidation, sub-division, reduction or any other variation or the implementation by the Company of a demerger or payment of a super-dividend which would materially affect the value of options under the Management Plan, the remuneration committee may (subject to the auditors' approval) make the adjustments it considers appropriate to the number of Marconi Corporation Shares under option.

       Amending the Management Plan

      The rules of the Management Plan can be amended at any time by the Board, provided that no amendment to the Management Plan can be made without the prior approval of the Company in a general meeting of

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      Shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of Marconi Corporation Shares available for issue under the Management Plan, the basis for determining a participant's entitlement to Marconi Corporation Shares and any adjustment in the event of a variation in the share capital of the Company. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to the outstanding options.

       Participants in the United States

      For participants in the United States, the Management Plan will be structured as a conditional right to receive Marconi Corporation Shares or ADRs (an Award) rather than as an option, for tax purposes. No price will be payable by participants on the vesting of their Awards. Awards will not vest during a close or prohibited period. Awards will be subject to the same performance conditions and other terms set out above.

       General

      Participation in the Management Plan is not pensionable. Options granted under it are not transferable and may only be exercised by the person to whom they were granted or their personal representatives.

      No options can be granted under the Management Plan more than five years after the Plans Start Date.

7.3    SUMMARY OF THE MARCONI CORPORATION EMPLOYEE SHARE OPTION PLAN

       Administration

      The Employee Plan will be administered by the remuneration committee of the Company in accordance with the terms set out below.

       Eligibility

      Participation in the Employee Plan is open to those employees and executive directors of Marconi Corporation or any of its Subsidiaries selected by the remuneration committee. Employees within two years of their normal retirement date may not participate in the Employee Plan. Employees who participate in the Management Plan cannot participate in the Employee Plan.

       Grant of options

      Options to acquire Marconi Corporation Shares under the Employee Plan will be granted by either the Company or the trustee of the Trust. Options may be satisfied using newly issued or existing Marconi Corporation Shares. Inland Revenue approved options (Approved Options) and non-Inland Revenue approved options (Unapproved Options) may be granted under the Employee Plan.

      Following Admission options may be granted in the periods of 42 days commencing on the Plans Start Date, the day immediately following announcement by Marconi Corporation of its results for any period or a day on which the Board resolves that exceptional circumstances exist which justify the grants. The Board will not grant any options under the Employee Plan until 30 business days after Admission. The exercise price for such initial grant of options shall be the average middle market quotation of a Marconi Corporation Share for the five business days immediately prior to the date of grant.

      The initial options will be granted in five tranches, each of which will be subject to different performance conditions as described below.

      Participation in the Employee Plan will not form part of or affect a participant's rights under the terms of his employment.

      The following is a summary of the provisions which apply equally to Approved Options and Unapproved Options.

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

       Option exercise price

      The exercise price of options will be determined by the remuneration committee but will not be less than the middle market quotation of a Marconi Corporation Share as derived from the London Stock Exchange Daily Official List on a date (or dates in the case of an average quotation) not more than 30 days prior to the date of grant of the option (or such other period as the Inland Revenue may agree in relation to Approved Options).

      Where an option is to subscribe for Marconi Corporation Shares, the exercise price will not be less than the nominal value of a Marconi Corporation Share.

       Individual Limit on Participation

      There is no limit under the Employee Plan on the aggregate maximum value of options which may be granted to a participant in any year or in the life of the Employee Plan (subject, in the case of Approved Options, to the statutory limit described below).

      Overall limit on Marconi Corporation Shares to be made available under the Employee Plan

      The number of Marconi Corporation Shares, issued or unissued, that may be committed to be issued under the Employee Plan is limited to 5 per cent. of the issued share capital of the Company immediately following the Plans Start Date. The limit does not include share capital committed pursuant to any other employees' share plan previously adopted by Marconi Corporation. This number of shares may be increased, with a corresponding reduction in the number of Marconi Corporation Shares available to be committed under the Management Plan if any employee who would otherwise have been expected to participate in the Management Plan participates in the Employee Plan rather than the Management Plan because it is beneficial (for tax or similar reasons) for them to do so. This 5 per cent. limit will only be available for use on the following basis: (i) 3 per cent. in the first 12 months following Admission; (ii) 1 per cent. in the second 12 months following Admission; and (iii) 1 per cent. in the third 12 months following Admission. Any unused part of this limit may be utilised in subsequent years during the life of the Employee Plan. Marconi Corporation Shares over which options have lapsed or been surrendered will not be included in calculating this limit.

       Exercise of Options

      Options granted under the Employee Plan will only become exercisable to the extent that the performance targets to which they are subject have been satisfied. The performance targets for the first grant of options are set out below. For subsequent grants, the remuneration committee will set performance targets which are appropriate in the circumstances and at least as challenging as those for the initial grant.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

       Performance targets

                                                                           Percentage of shares
                                                                           subject to option that vest
      Tranche   Condition                                                  (per cent.)
      -------   ---------                                                  ---------------------------
        1.      Repayment of 30 per cent. of the Junior Notes within 24    10
                months after the Plans Start Date. No vesting before 12
                months after the Plans Start Date.
        2.      Repayment of 50 per cent. of the Junior Notes within 27    10
                months after the Plans Start Date. No vesting before 15
                months after the Plans Start Date.
        3.      Repayment of 100 per cent. of the Junior Notes within 30   20
                months after the Plans Start Date. No vesting before 18
                months after the Plans Start Date.
        4.      The Company achieving a market capitalisation of L1        30
                billion and repayment of 100 per cent. of the Junior
                Notes within 39 months after the Plans Start Date. No
                vesting before 27 months after the Plans Start Date.
        5.      The Company achieving a market capitalisation of L1.5      (within 51 months of the
                billion and repayment of 100 per cent. of the Junior       Plans Start Date) 30
                Notes within 63 months after the Plans Start Date. No
                vesting before 39 months after the Plans Start Date.       (between 51 months and 63
                                                                           months of the Plans Start
                                                                           Date) 20

      If any performance target is not satisfied within the stated period the tranche of the option subject to that performance target will lapse and cease to be capable of becoming exercisable.

      If the Junior Notes are refinanced (rather than repaid), the condition, set out above, will apply to the aggregate debt, representing what were the Junior Notes, following the refinancing.

      In relation to tranches 4 and 5, the market capitalisation of the Company will be measured using its daily volume weighted average share price determined from prices quoted on the principal exchange on which Marconi Corporation's Shares are listed and the number of Marconi Corporation Shares outstanding immediately following the Plans Start Date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price when multiplied by the number of Marconi Corporation Shares in issue on the Plans Start Date exceeds the relevant target market capitalisation, the applicable condition will have been satisfied.

       Taxation

      The exercise of an Unapproved Option may be made conditional upon a participant agreeing to comply with any arrangements specified by the Company for the payment of taxation, social security contributions or any other deductions at source (including, as is likely to be the case, in respect of at least part of the relevant employing company's secondary class 1 National Insurance contributions liability arising on exercise) required or permitted in respect of an option.

       Termination of employment

      If a participant ceases employment with a member of the Marconi Corporation Group voluntarily or he is dismissed for cause, his options will normally lapse on the date of cessation.

      However, where a participant ceases employment with the Marconi Corporation Group due to death, injury, disability, ill-health, redundancy, retirement or the sale of the business or subsidiary for which the participant works, or termination of employment by the employer without cause, his options will become vested to the extent the financial performance conditions have been satisfied at the date of cessation of

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      employment (or, if terminated without full notice, to the extent the financial performance conditions have been satisfied on the date notice would have expired) and will become exercisable at the time they would otherwise have been exercisable as set out in the table above for a period of six months (12 months in the case of death). The remuneration committee may decide whether a different proportion of an option should vest on the cessation of employment of any participant due to the sale of a business or subsidiary that was a key business or subsidiary. Following the expiry of the relevant period, all of a participant's unexercised options will lapse.

       Lapse of options

      Options will lapse in any event on the tenth anniversary of their grant and will lapse after a takeover or reconstruction when the specified time periods for exercise have passed as described below. Options will also lapse on the cessation of employment of a participant as described above. Options will also lapse to the extent that they cease to be capable of becoming exercisable due to the failure to satisfy any of the performance targets within the specified time periods.

       Rights attaching to Marconi Corporation Shares on the exercise of options

      Marconi Corporation Shares allotted under the Employee Plan will carry the same rights as all other issued Marconi Corporation Shares. Application will be made for the Marconi Corporation Shares to be admitted to trading on the London Stock Exchange. Participants will not qualify for any rights attaching to Marconi Corporation Shares where the record date is before the date on which the option is exercised.

       Takeover, reconstruction or winding-up

     If any person obtains control of the Company as a result of making an offer to acquire the whole of the issued share capital of the Company (or, having such control, makes a general offer to acquire all the shares other than those already owned by that person) the first grant of options under the Employee Plan will become exercisable in full to the extent that the financial performance conditions have been satisfied immediately prior to a change of control. A proportion of the remainder of any Marconi Corporation Shares which are the subject of outstanding options will vest and become exercisable according to the following formula:

                                                           market capitalisation on change of
                                                          control (as evidenced by the value of
                                                              the consideration paid by the
                                                           acquirer and the number of Marconi
        Remainder of Marconi Corporation                       Corporation Shares in issue
         Shares the subject of outstanding                immediately following the Plans Start
                      options                     X                       Date)
                                                          -------------------------------------
                                                                      L1.5 billion

      The formula above assumes that a change of control occurs 63 months after the Plans Start Date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the L1.5 billion figure will be reduced by L25m for each complete quarter between the change of control and the date which is 63 months after the Plans Start Date.

      Participants will have six months within which to exercise their options to the extent exercisable, following the change of control (or general offer); thereafter, the options will lapse. The remuneration committee will determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire Marconi Corporation Shares under sections 428 to 430F of the Companies Act, a participant may exercise his options to the extent exercisable as referred to above during the period when that person remains so bound or entitled; thereafter, they will lapse.

      Participants may, in certain circumstances, be given the opportunity to exchange their options for options over ordinary shares in an acquiring company.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      If there is a reconstruction of the Company, the effect of which is that a person obtains control of the Company, other than as a result of making an offer for its issued share capital, the provisions relating to a change of control following an offer (summarised above) shall apply. These provisions shall not apply if there is a reconstruction, the purpose and effect of which is to create a new holding company of the Company where such holding company has substantially the same shareholders and proportionate shareholdings as those of the Company immediately before the scheme of arrangement. On the occurrence of such a reconstruction, the remuneration committee will use its best endeavours to ensure that any outstanding options are rolled-over so that they continue over shares in the new holding company. If there is no roll-over, options will continue unaffected by the scheme of arrangement. If there is any other reconstruction of the Company or the Company is wound-up, options will lapse on the reconstruction or winding-up taking effect.

       Adjustments of options

      If there is a variation in the share capital of the Company, including by way of a capitalisation, rights issue, consolidation, sub-division, reduction or any other variation or the implementation by the Company of a demerger or payment of a super-dividend which would materially affect the value of options under the Employee Plan, the remuneration committee may (subject to the auditors' approval and, in the case of Approved Options, to the approval of the Inland Revenue) make the adjustments it considers appropriate to the number of Marconi Corporation Shares under option and the exercise price.

       Amending the Employee Plan

      The rules of the Employee Plan can be amended at any time by the Board, provided that no amendment to the Employee Plan can be made without the prior approval of the Company in a general meeting of shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of Marconi Corporation Shares available for issue under the Employee Plan, the basis for determining a participant's entitlement to Marconi Corporation Shares and any adjustment in the event of a variation in the share capital of the Company. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to outstanding options. For these purposes, the interests of the holders of Approved Options and Unapproved Options are separate.

       Participants in the United States

      For participants in the United States, the Employee Plan will be structured as a qualifying incentive stock option plan and a non-qualifying stock option plan over Marconi Corporation Shares or ADRs. Options will be granted on the same terms and will be subject to the same performance conditions as described above, save any changes necessary to take account of the relevant United States legislation.

       General

      Additional schedules to the rules of the Employee Plan can be established to operate the Employee Plan in overseas countries. These schedules can vary the rules of the Employee Plan to take account of any securities, exchange control, or taxation laws or regulations for any participants or any company in the Group. Any Marconi Corporation Shares issued under such schedules will count towards overall limits under the Employee Plan.

      Participation in the Employee Plan is not pensionable. Options granted under it are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

      No options can be granted under the Employee Plan more than five years after the Plans Start Date.

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       Provisions relating to Approved Options

      Approved Options are those options granted under the Employee Plan which satisfy the requirements of Schedule 9 (Schedule 9) to ICTA 1988 (or any replacement legislation). The main differences between Approved Options and Unapproved Options are that:

      (a) No Approved Option can be granted to a participant who is ineligible to participate in the Employee Plan by virtue of paragraph 8 of
            Schedule 9 material interest in a Close Company to ICTA 1988 (or any replacement legislation).

      (b) An employee cannot be granted an Approved Option which would, at the time it is granted, enable the employee to acquire Marconi Corporation Shares under option schemes approved under Schedule 9 ICTA 1988 (or any replacement legislation) (which are not savings-related) having a value (calculated on the relevant date of grant) exceeding the Inland Revenue limit (currently L30,000).

      (c) Any amendment to the rules of the approved part of the Employee Plan requires the prior approval of the Inland Revenue.

      (d) There are circumstances (principally where a participant's employment ceases in compassionate circumstances) when the remuneration committee can extend the period in which Approved Options may be exercised in order that the participant may qualify for tax relief on exercise of the Approved Option.

      Application will be made to the Inland Revenue for approval of that part of the Employee Plan under which Approved Options may be granted.

7.4    PROPOSED SHARESAVE PLAN

      Subject to obtaining the prior approval of the Company's shareholders, the Company intends to establish a sharesave plan (or a similar plan taking into account any changes in market practice and the relevant legislation) at a later date. Such a plan will be varied for overseas participants to take account of local legislation. In the United States the plan will be an approved stock purchase plan (or a similar plan, taking into account any changes in market practice and the relevant US legislation).

7.5    THE TRUST

      The Trust will be established by a trust deed entered into between the Company and an independent trustee resident in Jersey (the Trustee). The Trust will be a discretionary trust for the benefit of employees and former employees (and their dependants) of the Marconi Corporation Group (Beneficiaries). The Company has the power to appoint and remove the Trustee.

      The Trustee will be entitled to subscribe for or otherwise acquire Marconi Corporation Shares for the benefit of Beneficiaries and will be able to distribute these Marconi Corporation Shares under the terms of the Trust either directly or in accordance with the rules of any employees' share schemes established by the Company. The Trustee will not be permitted to enter into any forward swap derivative arrangements.

      It is intended that the Trust may be funded by any person or company including the Company or any company in the Marconi Corporation Group by means of gift, loan or otherwise.

      The limit on the number of Marconi Corporation Shares which can be acquired by the Trustee (whether by market purchase or subscription) will be that set out in the rules of the relevant share incentive plan.

      It is intended that the terms of the Trust will be amended at the discretion of the Trustee and with the consent of the Company. The Company will not be entitled to consent to any amendment to the advantage of Beneficiaries without the prior approval of the Company in general meeting unless the amendment is minor to benefit the administration of the Trust, to take account of any changes in legislation or to obtain or to maintain favourable taxation, exchange control or regulatory treatment for any Beneficiary of the Company or any company in the Marconi Corporation Group.

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7.6    ABI GUIDELINES

      The extent to which the Plans comply with the ABI's published guidelines for share incentive plans (Guidelines) is summarised below.

       Overview

       The Plans are not totally compliant with the Guidelines.

      The design of the Management Plan, which is the least compliant (while being the most important from Marconi Corporation's perspective), has been driven by the importance of ensuring that the senior management team remains in place and is suitably incentivised. It is also designed to compensate for and replace existing bonus arrangements and amendments to individuals' terms of employment (as described in paragraph 7.7). The Scheme Creditors will also, in effect, be asked to approve the arrangements as part of approving the Marconi Corporation Scheme.

      The principal Guidelines focus on:

          a. Performance conditions

      The ABI requires that performance conditions should emphasise the importance of linking remuneration to performance, align the interests of participating directors and senior executives with those of the shareholders, be demanding and stretching and relate to overall corporate performance. Performance conditions should also be demanding in the context of the prospects of the company and the prevailing economic climate in which the company operates. They should also be disclosed and transparent.

      The Guidelines also require that the greater the level of potential award, the more stretching and demanding the performance conditions should be.

      The Directors believe that the proposed performance conditions for the discretionary plans are compliant with these requirements. The performance conditions chosen are demanding and are clearly linked to the achievement of enhanced shareholder value.

      The Guidelines also state that performance should be measured against a peer group or benchmark. Given the nature of the targets and the position of Marconi Corporation, this is not practicable.

          b. Change of control provisions

      The Guidelines state that there should be no automatic waiver of performance conditions on a change of control. They also state that options should vest on a pro-rata basis taking into account the vesting period that elapsed at the time of the change of control though making due allowance for the reduction in value resulting from the reduced life of the option.

      Tranches of options will only vest if the financial performance conditions applicable to them have been satisfied. The level of additional vesting is dependent upon Marconi Corporation's market capitalisation on change of control, as summarised above. In essence therefore, the Company believes the plans are compliant.

          c. Dilution limits

      The Guidelines provide that not more than 10 per cent. of the issued ordinary share capital of a company can be committed to be issued to satisfy share options/awards under all of its share plans in any rolling 10 year period.

      It is currently proposed that the number of unissued shares that may be committed to be issued in the five years following the Plans Start Date will be 9 per cent. of the issued share capital of the Company under the Management Plan and 5 per cent., under the Employee Plan.

      The Guidelines also encourage phased grants (generally on an annual basis to spread the dilution over the life of the plan). No requirement for phased granting is included in the Plans. The adoption of the

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      Management Plan to incentivise management in these circumstances is very much regarded as a one-off arrangement.

          d. Participation

      Participation in the Plans is limited to bona fide employees and executive directors. This is compliant with the Guidelines. However, there are no limits on individual participation. The Directors consider this to be justifiable as option grants must be of a level to retain and motivate participants who are being asked in some cases to waive existing entitlements to a bonus and amend the terms of their contracts of employments, as stated above.

      Participants who are granted an option under the Management Plan cannot participate in the Employee Plan.

          e. Exercise price

      The Guidelines state that options should not be granted at a discount. Under the Management Plan, only a nominal sum will be payable on the exercise of options. The Employee Plan will be compliant. As stated above, the Management Plan has been designed to ensure that senior management remain in place and is suitably incentivised. In order to achieve this, the necessary levels of potential gain make it more efficient to grant options with an exercise price set at a discount rather than at the prevailing market value (on the day the options are granted) as fewer Marconi Corporation Shares are required.

          f. Timing of grant

      The Plans are compliant with the Guidelines - following Admission grants can only normally be made within the 42 day period following the announcement of the Company's results.

          g. Life of Plans and incentive awards

      The Guidelines state that the life of plans should not exceed 10 years and that options should not be exercisable within three years of grant. The Plans have a five year life. Under the terms of the Management Plan and the Employee Plan, options may be exercised in part after 12, 15, 18, 27 and 39 months following the Plans start date.

      In accordance with the Guidelines, no option can be exercised more than 10 years following its grant.

          h. Retirement

      The Guidelines require that options should not be granted to a participant within six months of his or her anticipated retirement date. The Management Plan and the Employee Plan will provide that options cannot be granted to a participant within two years of his/her anticipated retirement date.

      Where options are granted to a participant within three years of his/her anticipated retirement date, the remuneration committee will have regard to the executive's ability to contribute to the satisfaction of the performance conditions, in accordance with the Guidelines.

          i. Personal shareholding requirements

      The Guidelines require that the rules of incentive plans should incorporate the requirement to retain a significant proportion of the shares to which participants become entitled. The Guidelines state that this is particularly important in the case of awards where performance conditions apply principally at the point of grant of an option. Given the nature of the performance conditions which apply to the initial grants of options under the Management Plan and the Employee Plan and the fact that they must be satisfied prior to exercise, rather than grant, a personal shareholding requirement is not considered necessary.

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       Non-executive directors

      As described in paragraph 6, in accordance with the Guidelines, the non-executive directors (other than the Chairman) will acquire Marconi Corporation Shares out of their net fees at a price equal to the prevailing market value on the date of acquisition.

7.7    THE RETENTION AND EMERGENCE PLAN

      In order to retain key employees during the restructuring of the Group, a Retention and Emergence (R&E) plan was implemented in May 2002 for sixty-three employees. The Company was not a party to any of the documents. Of the sixty-three individuals, Marconi Communications Limited is the responsible Group company for thirty-seven of the individuals, Marconi Communications Inc. for seventeen, Marconi plc for two (including one in Australia and one in Hong Kong), Marconi Communications GmbH for four and Marconi Communications SpA for three. The obligations of Marconi plc are to be transferred to Marconi Communications Limited in relation to the two employees whose promise refers to Marconi plc.

      The R&E plan promises four equal payments to the employees if they are still employed and not working their notices on each payment date. Two of the payment dates have passed and the remaining dates are (i) seven working days after Marconi plc completes its refinancing negotiations (with a long stop date of 31 March 2003) and (ii) three months after the third payment date. The aggregate of the payments in each case is based on a percentage of the employee's salary, with the range of percentages varying from 30 per cent. to 150 per cent., depending on the employee's seniority.

      Those employees who are signing new service agreements in consideration of options under the Management Plan, (as defined in paragraph 7.1) are to waive the last payment due under the R&E plan.

8.     PENSION SCHEMES

       UNITED KINGDOM PENSION SCHEMES

8.1    DESCRIPTION OF THE PENSION SCHEMES

      The GEC 1972 Pension Plan (UK Plan) is the only tax exempt approved occupational pension scheme in the UK in respect of which the Company or any of its group companies have any liabilities (and the only one in respect of which the Company has any liabilities). Employee contributions are 3 per cent. of pensionable earnings with employers paying the balance of the cost. The UK Plan's principal employer is the Company but group companies participate and are responsible for their own contributions. The Executive Directors are members of (or entitled to be members of) the UK Plan. There are other UK pension arrangements and these are described in paragraph 8.3 below.

      The Company and the other group companies and the UK Plan trustee have complied with their legal obligations in respect of the UK Plan and the unapproved pension arrangements. The Company is not aware of any other current or threatened material claim against it, any member of the Group or the trustees in respect of the UK Plan or in relation to any benefits provided on retirement, death or termination of service.

8.2    FUNDING OF THE UK PLAN

      The scheme actuary has carried out the statutory, triennial Minimum Funding Requirement (MFR) valuation (as at 5 April 2002) and on 6 February 2003 signed his report. The report states that the UK Plan was (as at the valuation date) between 115 and 120 per cent. funded on an MFR basis. This means that no statutory minimum company contributions are currently required to be paid.

      On the UK Plan's own ongoing funding basis, the report states that the UK Plan is 100 per cent. funded as at 5 April 2002. The funding level may have changed since 5 April 2002, particularly having regard to falls in equity markets and the UK Plan could currently be underfunded on an ongoing basis.

      The Company makes contributions at the rate of 8.2 per cent. of pensionable earnings (having started in November 2002). The contribution rate is expected to remain at 8.2 per cent. of pensionable earnings. The employee contribution rate will remain at 3 per cent. of pensionable earnings.

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      The report states that (as at the date of the actuarial valuation in April
      2002) if the UK Plan had been discontinued at that date and wound up, there would have been insufficient assets (by a considerable margin) to provide accrued benefits by the purchase of annuity policies.
      Nevertheless, the valuation did not indicate that a statutory debt under section 75 of the Pensions Act 1995 would be placed on the Company if the UK Plan were wound up and the debt calculation performed as at the valuation date. This position could alter if the debt calculation is carried out as at a later date, as a consequence of a number of factors, including a change in the Statement of Investment Principles of the UK Plan, the investment performance of its assets, the estimated cost of annuities and the level of retirements within the UK Plan. No winding up has so far been triggered in relation to the UK Plan. If a winding up of the UK Plan were to be triggered in the future, the UK Plan trustee would be able to determine the date on which any statutory debt would be calculated by the actuary to the UK Plan. The amount of any debt depends on a number of factors including the investment strategy which has been adopted by the trustees in the UK Plan's statement of investment principles and the value of the assets and liabilities of the UK Plan at the date of the calculation. If a section 75 debt were to arise, the size of the debt (relative to the Company's assets) could have a material detrimental effect on the Company's resources. The materiality of the detrimental effect is shown by the fact that the actuarial valuation stated that (as at 5 April 2002) the UK Plan has assets of approximately L2.495 billion and liabilities (calculated on an ongoing basis) of approximately L2.494 billion. On the winding up of a pension plan, the applicable statute values the benefits of the members by reference to a stricter test than the MFR valuation (for example, pensioner liabilities are valued on a buy-out basis) and the sponsoring employer is liable to make good any deficit. There is no guarantee that the value of the UK Plan's assets will not deteriorate or that legislation will not be introduced to oblige employers to make further contributions to pension plans which are not fully funded, in addition to current statutory obligations. The UK Government presented a Green Paper on pension reform on 17 December 2002 which could lead to further legislation on, amongst other issues, the obligations on employers to make good pension scheme deficits, principally by replacing the MFR with a scheme-specific minimum funding level.

      A discussion of certain risks relating to the funding of the UK Plan is described in Part II (Risk Factors).

      Please see paragraph 8.4 below for the impact on funding if a lower than expected transfer amount is paid under an existing sale agreement.

8.3    UNAPPROVED UK PENSION PLANS

      The only other UK retirement and death benefit arrangements in respect of which the Company has any liability in the UK are the following unapproved pension arrangements.

       (a)   FURBS for current employees

          There are thirteen FURBS for each of thirteen current senior employees. FURBS are top-up pension plans funded in advance in respect of employees who are subject to the earnings cap. The earnings cap is a figure set by the Inland Revenue as the point at which tax relief on contributions ceases and above which benefits from the UK Plan cannot be provided (L97,200 for the 2002/2003 tax year).

          Ten of the thirteen FURBS are defined contribution arrangements, where the employer pays (depending on the employee/director) an amount equivalent to between 10 and 35 per cent. of earnings in respect of the employee's FURBS. Because an employer's contribution to a FURBS qualifies as a taxable benefit, the employer in fact pays 60 per cent. of its contribution described above to the FURBS and the balance of its contribution to the employee, to cover the extra tax burden. All contributions are up to date.

          The remaining three FURBS are defined benefit arrangements and they each have intended accrual rates of 3.33 per cent., depending on the value of retained benefits. Mr Donovan's defined benefit FURBS is described in Part 6.1 of this Part X.

          All employees who have a FURBS also have additional life cover that is provided through an unapproved life assurance scheme, for which the employer pays the premium.

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       (b)   Unfunded unapproved pensions (UURBS)

          The Company is liable to pay a total annual pension contribution of (currently) L171,197 to Lady Weinstock under an UURBS established for the late Lord Weinstock. This pension is to increase annually in line with increases to pensions in payment under the UK Plan.

          The Company was the original promisor of an unfunded top-up pension in 1998 in favour of Anthony Cobbe. Mr Cobbe was promised a pension at age 62 of two-thirds of his final pensionable salary, funded from the UK Plan, the GEC-USA Retirement Plan and by the Company itself. The pension is currently in payment but the unfunded element is in fact paid by Marconi Communications Limited, his actual former employer but no formal agreement documenting this arrangement has been made.

8.4    PENSION INDEMNITIES

      In sales of subsidiary companies and businesses in recent years, the Company has on some occasions given an indemnity for employer debts which could arise under section 75 of the Pensions Act 1995. If there were an MFR deficit at the point at which the subsidiary or buyer ceased to participate in the UK Plan, section 75 would oblige the subsidiary or buyer to contribute to remedying the deficit. The section 75 indemnity has been given on very few occasions and there is no indication that the funding of the UK Plan was below MFR levels at the relevant dates. Accordingly the Directors believe that the indemnity is unlikely to be called upon.

      Following the sale of General Domestic Appliances Holdings Limited in 2001, the trustee of the UK Plan is to make a payment to the buyers' pension plan in respect of the accrued benefits of the GDA employees who transfer to the buyer. Although a basis for calculation of the transfer amount was agreed in the sale agreement for the sale of GDA, the trustee of the UK Plan is not bound by this. The Company is responsible for 50 per cent. of any shortfall between the transfer amount agreed in the sale agreement and the amount actually paid by the trustee. Anticipating a shortfall at the time of the sale, an allowance of L3.255 million was made in the sale price. The information received by the Company to date is that the plan actuary intends to advise the trustee to calculate the transfer amount on the agreed basis, which could (apart from the allowance on the sale price) result in a liability for the Company under the shortfall obligation of approximately L1.47 million. Allowing for the price adjustment, Marconi Corporation would on these figures be entitled to L1.785 million from the buyer. If the trustee does not follow the advice of the actuary or if the actuary changes his advice, the Directors expect the Company's maximum liability under the shortfall obligation to be approximately L14.665 million (or L12.88 million if the net over-allowance by the Company is taken into account). The actuary is not bound by his representations and a final determination of the transfer amount is not likely until April or May of 2003. There can be no assurance that the trustee will not decide to follow a basis which results in a greater liability for the Company than the Directors currently expect, which could have a material adverse effect on the Group. Indeed, if the trustee refuses or fails to transfer the whole or any part of the agreed amount the Company will be liable for 50 percent of the shortfall, less the buyer's prevailing rate of corporation tax, which could produce a significantly larger liability, which could have a material adverse effect on the Group. The potential impact of the buyer receiving a payment based on a lower than anticipated transfer value would be that the Company could be required to make a net payment of approximately L14.665 million (or L12.88 million if the net over-allowance by the Company is taken into account). This could have a material adverse effect on the Company's cashflow but would also mean that the funding position of the UK Plan will improve considerably. This will be because the UK Plan had distributed a smaller than anticipated amount to the buyer's pension plan.

       UNITED STATES PENSION SCHEMES

8.5    DESCRIPTION OF THE MAIN US PLAN

      The principal pension plan in the United States is the Marconi USA Employees' Retirement Plan, which is a tax-qualified, funded defined benefit plan (Marconi Plan).

      The following additional plans are also maintained in the US:

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      (a)   the RELTEC Corporation Retirement Plan, which is a tax-qualified, funded defined benefit plan (the RELTEC Plan). The benefit accruals of participants in the RELTEC Plan were frozen, effective as of 31 December 1997; and

      (b) the RELTEC Supplemental Executive Retirement Plan (the SERP), which is an unfunded, non-tax-qualified plan for a select group of management or highly compensated employees. There were approximately seven participants covered by the SERP as of 1 April 2002. The SERP was also frozen as of 31 December 1997. No benefits have accrued under the SERP since that date.

      The Company is not a sponsoring employer of the Marconi Plan or the RELTEC Plan but, because the Company and Marconi plc are part of the plan sponsor's "controlled group" under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (the Code), the Company and Marconi plc would each be jointly and severally liable under ERISA for any funding shortfall on termination of either plan (together with the US subsidiaries which are participating employers and other substantially owned US and non-US subsidiaries). The sponsor of the Marconi Plan and the RELTEC Plan is a US company, as are each of the participating employers. There is no formal or informal plan or commitment at this time to terminate either the Marconi Plan or the RELTEC Plan.

8.6    FUNDED STATUS OF THE US PLANS

      The Directors estimate that as at 30 September 2002:

      (a) on an ongoing basis and from an accounting perspective under US Financial Accounting Standard Statement 132, the Marconi Plan had assets with a value of US$164,915,249 and was underfunded by US$18,378,172; and

      (b) on an ongoing basis and from an accounting perspective under US Financial Accounting Standard Statement 132, the RELTEC Plan had assets with a value of US$47,345,086 and was underfunded by US$15,812,831.

      This estimate is based on valuations prepared for the relevant plans as at 31 December 2001, adjusted for turnover in the first quarter of 2002 and a change in the discount rate from 7 1/4 per cent. to 6 1/2 per cent. and rolled forward to 30 September 2002. An actuarial report for the plans' status, as at 31 December 2002, is not expected to be completed for several months.

8.7 POTENTIAL CONSEQUENCES OF THE UNDERFUNDING OF THE US PENSION PLANS ON MARCONI CORPORATION AND MARCONI PLC

      If a sale of any of the US Businesses which sponsor or participate in either of the defined benefit pension plans (or any subsidiary or division of those businesses) occurs, the portion of the assets and liabilities under any such plan pertaining to the employees (and, perhaps, retirees) of the entities being sold could either be transferred to the buyer's defined benefit plan or retained in the Marconi Plan or the RELTEC Plan, as applicable. If, at the time that assets and liabilities are to be transferred from the Marconi Plan or the RELTEC Plan, either of such plans were underfunded, the assets and liabilities transferred might have to be determined based on assumptions prescribed by the Pension Benefit Guaranty Corporation (PBGC). The PBGC is a US government agency established under ERISA to assure the payment of certain guaranteed levels of benefits under most defined benefit plans. When liabilities are determined on the basis of the fairly conservative PBGC assumptions they generally result in a greater liability than the liability as determined under applicable accounting standards for an ongoing plan or an amount an insurance company would charge to assume the liability.

      The PBGC has an early warning programme under which it scrutinises the financial soundness of the parties to a corporate transaction and the funding status of the relevant tax-qualified defined benefit pension plans. The PBGC has the authority under ERISA to terminate an underfunded plan, thereby triggering the required payment by the plan sponsor of any funding shortfall, if the PBGC determines that the proposed transaction could reasonably be expected to increase unreasonably its risk of possible long-term loss if the plan is not terminated. If a sale of a US business were to occur at a time when the Marconi Plan or the RELTEC Plan is underfunded, PBGC involvement is possible, depending upon the

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      circumstances then surrounding such potential sale. If the PBGC were to elect to become involved, such involvement could impede or delay any such proposed transaction, increase its cost or reduce the net sale proceeds depending upon what, if any, action might be required by the PBGC. The PBGC would also have the power to bring an action to terminate the Marconi Plan or the RELTEC Plan if, at any time, the participating employers were unable to contribute the annual amount required to satisfy minimum funding obligations under US law, the plans were unable to pay benefits when due, or certain so-called reportable events were to occur, and, in each case, the PBGC were to determine that its risk of possible long-term loss could reasonably be expected to increase unreasonably.

      The filing of the Scheme Document with the Court constituted a reportable event and Marconi Corporation and Marconi plc have notified the PBGC accordingly. In order to substantially reduce the uncertainty of the potential involvement of the PBGC, Marconi Corporation and Marconi plc have entered into a legally binding memorandum of understanding with the PBGC under which the PBGC has agreed not to terminate the Marconi Plan or the RELTEC Plan solely as a result of the Restructuring nor make a claim under the Marconi plc Scheme, in exchange for which Marconi Corporation has agreed to provide (i) certain guarantees to the PBGC relating to potential liabilities of its United States subsidiaries under the two plans, (ii) if Marconi Corporation intends to sell any of its business units in the United States to a third-party purchaser whose debt immediately following the consummation of such transaction is not then rated investment grade, no proposed transfer of assets and liabilities of the Marconi Plan and the RELTEC Plan to a pension plan of the third-party purchaser will be made without the consent of the PBGC, (iii) a commitment to fund, from the proceeds of sale, any shortfall in the Marconi Plan or RELTEC Plan, as applicable, which is attributable to any United States business unit being sold, with the amount to be funded based on then applicable PBGC safe harbour assumptions used for plan termination purposes, and (iv) accelerated funding of contributions beyond the minimum otherwise legally required. See paragraph 14.1(bbb) of Part X: Additional Information for a more detailed discussion of the memorandum of understanding with the PBGC. See Part II: Risk factors for a discussion of certain risks associated with the memorandum of understanding.

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9.     PRINCIPAL SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

      The following table shows the principal subsidiary undertakings and other associated companies of Marconi Corporation, being those which are considered by Marconi Corporation to be likely to have a significant impact on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Marconi Corporation Group. Except where stated otherwise, the share capital is fully paid.

                                Registered office    Class of Share capital
         Name and country of    or principal place   (issued and fully paid,                            Nature of
         incorporation          of business          unless otherwise stated)  Proportion held          business
         -------------------    -------------------  ------------------------  ----------------------   ---------------------
         Marconi                New Century Park     Ordinary L1               100%                     Manufacture, sales
         Communications         PO Box 53                                                               and service of
         Limited                Coventry                                                                telecommunications
         (UK)                   CV3 1HJ                                                                 systems
                                UK
         Marconi                Via Ludovico Calda   Ordinary 15 euros         100%                     Manufacture, sales
         Communications S.p.A.  5                                                                       and service of
         (Italy)                16153 Genoa                                                             telecommunications
                                Italy                                                                   systems
         Marconi                1000 Marconi Drive   Common Shares US$0.01     100%                     Manufacture, sales
         Communications, Inc.   Warrendale                                                              and service of
         (USA)                  Pennsylvania                                                            telecommunications
                                105086-7502                                                             systems
                                USA
         Marconi                Gerberstrasse 33     No share capital-         100%                     Manufacture, sales
         Communications GmbH    D71 522 Backnang     investment by way of                               and service of
         (Germany)              Germany              capital contribution                               telecommunications
                                                                                                        systems
         Easynet Group Plc      44 Whitfield Street  Ordinary 4p               71.63% of the equity     Network based
         (UK)                   London W1P 5RF       Convertible ordinary 4p   share capital 49.56%     provider of broadband
                                UK                                             of the voting share      services and internet
                                                                               capital                  solutions

10.    PRINCIPAL ESTABLISHMENTS

      Details of the principal establishments of the Marconi Corporation Group are set out below.

                                                     If current leasehold,     If leasehold,           Approximate floor
         Location                        Tenure      rent per annum            expiry of term          area (sq. ft.)
         --------                        ---------   -----------------------   ---------------------   --------------------
         Siemens Technology House,       Leasehold   L967,900 (estimated at    2005                    65,326
         Technology Drive, Beeston,                  review April 2003)
         Nottingham, NG9 1LA
         UK

         2B & Z Block, Siemens           Leasehold   L88,317                   2003                    17,663
         Technology House,
         Technology Drive, Beeston,
         Nottingham, NG9 1LA
         UK

         Waters Edge,                    Leasehold   L408,000                  2014                    28,653
         Watchmoor Business Park,
         Camberley, Surrey, GU15 3PD
         UK

         Carr Lane, Chorley,             Leasehold   L135,000                  2066                    97,004
         Lancs., PR7 3JP
         UK

         New Century Park,               Leasehold   L1,313,200                2021                    618,924
         PO Box 53, Coventry, CV3 1JH
         UK

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                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                                                     If current leasehold,     If leasehold,           Approximate floor
         Location                        Tenure      rent per annum            expiry of term          area (sq. ft.)
         --------                        ---------   -----------------------   ---------------------   --------------------

         New Horizon Park,               Leasehold   L645,579                  2005                    314,000
         Waterman Road
         Coventry
         UK

         13, Wilson Road Huyton,         Leasehold   L23,000                   2076                    105,497
         Liverpool, L36 6AE
         UK

         Edge Lane,                      Leasehold   L1,454,000                2012                    221,010
         Liverpool,
         L7 9NW
         UK

         4th Floor, Regent's Place,      Leasehold   L660,000                  Indefinite -- 3         7,104
         336 Euston Road,                                                      months' notice
         London, NW1 3BT
         UK

         Harbour Exchange,               Leasehold   L294,000                  2008                    15,252
         12th Floor, Docklands,
         London
         UK

         Block A, The Hollies,           Leasehold   L97,700                   2003                    10,872
         120 Newport Road,
         Stafford, ST16 1DA
         UK

         18/20 Denington Road,           Freehold    Not applicable            Not applicable          44,929
         Wellingborough, Northants
         UK

         Hueftelaecker 1                 Freehold    Not applicable            Not applicable          8,762
         71573 Allmersbach i. T,
         Backnang
         GERMANY

         Gerberstrasse 33                Freehold    Not applicable            Not applicable          714,160
         71522 Backnang
         GERMANY

         SCALA West                      Leasehold   L1,570,000                2011                    116,500
         SolmstraSSe 83
         60486 Frankfurt
         GERMANY

         Robert-Bosch Str. 10            Leasehold   L441,044                  Indefinite -- 6         64,335
         01454 Radeberg                                                        months' notice
         GERMANY

         Max-Planck Str. 1               Freehold    Not applicable            Not applicable          454,000
         77658 Offenburg
         GERMANY

         Weston Corp. Centre,            Leasehold   L164,337                  2006                    9,375
         2690 Weston Road,
         Weston, Florida 33331
         USA

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--------------------------------------------------------------------------------

                                                     If current leasehold,     If leasehold,           Approximate floor
         Location                        Tenure      rent per annum            expiry of term          area (sq. ft.)
         --------                        ---------   -----------------------   ---------------------   --------------------

         Reltec Corporation,             Freehold    Not applicable            Not applicable          172,004
         104 Wiley Road, La Grange,
         Georgia 30240
         USA

         4350 Weaver Parkway             Leasehold   L438,773                  2008                    39,640
         Warrenville, Illinois 60555
         USA

         956 North Broadway Extended,    Freehold    Not applicable            Not applicable          126,416
         Greenville, Mississippi,
         MS 38702
         USA

         Evergood, 325 Welcome Center    Freehold    Not applicable            Not applicable          158,000
         Blvd. Welcome NC 27374
         North Carolina
         USA

         1000 Marconi Drive,             Freehold    Not applicable            Not applicable          574,286
         Warrendale, PA 15086
         Pennsylvania USA

         1755 North Collins Boulevard,   Leasehold   L389,995                  2005                    28,007
         Richardson, TEXAS 75080
         Texas USA

         122 Edward Street, St. Thomas,  Freehold    Not applicable            Not applicable          45,000
         Ontario, N5P 1Z2
         CANADA

         1135 Innovation Drive,          Leasehold   L1,361,000                2009                    51,888
         North Tech Campus, Kanata,
         Ontario, K2K 3G6
         CANADA

         1375 Trans-Canada Hwy.          Leasehold   L1,102,000                2005                    71,307
         Dorval Quebec,
         Montreal H9P 2W8
         CANADA

         Victory, Level 1, 607 St Kilda  Leasehold   L112,368                  2006                    1,873
         Road, Melbourne,
         Victoria, 3004
         AUSTRALIA

         Levels 7, 9, & 13               Leasehold   L492,000                  2006                    25,866
         90 Arthur Street, North
         Sydney,
         New South Wales, 2060
         AUSTRALIA

         Building 106, Wangjing New      Leasehold   L19,402                   2003                    4,511
         Industrial Zone, Lizeyusan.
         Chao Yang District,
         Beijing
         CHINA

         No. 98 Liu He Road, GuiLin,     Leasehold   L42,660                   Indefinite              64,583
         Guang Xi
         CHINA

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                                                     If current leasehold,     If leasehold,           Approximate floor
         Location                        Tenure      rent per annum            expiry of term          area (sq. ft.)
         --------                        ---------   -----------------------   ---------------------   --------------------

         1708, Westlands Central, 20     Leasehold   L24,844                   2003                    2,476
         Westlands Road, Quarry Bay,
         Hong Kong
         CHINA

         Lot 24, Kumlim Industrial       Leasehold   No cost to Marconi,       2046                    348,483
         Estate, 00009, Kulm, Kedah,                 Joint venture property
         Daralam
         MALAYSIA

         Bangunar Tabung Haji, 18th      Leasehold   RM718,272                 1003                    19,002
         Level, 201 Jalan Tun
         Razak, 50400 Kuala Lumpur
         MALAYSIA

         17 Shea Terrace, Takapuna,      Leasehold   L15,000                   2003                    1,238
         North Shore City, Auckland
         NEW ZEALAND

         MARA 1 S.P. Casapuzzano         Leasehold   L104,692                  2004                    22,604
         Marcianise
         ITALY

         MARA 2 S.P. Casapuzzano         Leasehold   L90,553                   2004                    22,604
         Marcianise
         ITALY

         MAIN SITE S.P.                  Freehold    Not applicable            Not applicable          113,021
         Casapuzzano
         Marcianise
         ITALY

         Via Ambrogio Negrone 1/A        Freehold    Not applicable            Not applicable          284,899 including
         (excluded L1 floor)                                                                           Via Ludovico Calda
         16153 Genova                                                                                  5.
         ITALY

         Via Ludovico Calda 5            Freehold,   Finance lease payment     Finance lease           See Via Negrone
         16153 Genova                    finance     L755,834                  arrangement ends        above
         ITALY                           lease                                 January 2007. Then
                                                                               Freehold

         Via Alfieri 1                   Leasehold   L67,326                   2003                    5,382
         Pisa
         ITALY

         Building E, Miniparc III, El    Leasehold   L360,531                  2004                    21,506
         Soto
         de la Moraleja, Alcobendas.
         Madrid
         SPAIN

         2nd Floor, International Trade  Leasehold   L61,320                   2005                    2,583
         Tower, F Block, Nehru Place,
         New Delhi 110019, INDIA

         19th & 20th Floors, Al          Leasehold   L314,026                  2006                    20,807
         Faisaliah Building, PO Box
         9985 Riyadh 11423
         SAUDI ARABIA

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                                                     If current leasehold,     If leasehold,           Approximate floor
         Location                        Tenure      rent per annum            expiry of term          area (sq. ft.)
         --------                        ---------   -----------------------   ---------------------   --------------------

         Various residential Leases.     Leasehold   Variable                  Variable                Variable
         Required as part of business
         contract.
         SAUDI ARABIA

         Iron Road, New Era, Springs,    Freehold    Not Applicable            Not Applicable          318,289
         Johannesberg 1560
         SOUTH AFRICA

         37th Floor, Emirates Towers,    Leasehold   L186,004                  2006                    9,612
         Sheik Zayed Highway, PO Box
         71405, Dubai
         UAE

         1st Floor, Rua Verbo Divino     Leasehold   L49,110                   2005                    2,691
         1488, Edificio Central
         Transatlantico, Sao Paulo
         BRAZIL

         5th Floor, Rua Verbo Divino     Leasehold   L53,418                   2005                    8,676
         1488, Edificio Central
         Transatlantico, Sao Paulo
         BRAZIL

         6th Floor, Rua Verbo Divino     Leasehold   L213,965                  2005                    34,703
         1488, Edificio Central
         Transatlantico, Sao Paulo
         BRAZIL

         Avenida 31 de Marco 61 -        Leasehold   L56,558                   2003                    28,438
         Votorantim
         BRAZIL

         Ave. San Andres Atoto 165-D     Leasehold   L90,778                   2004                    56,058
         APARTADO PSTL 77-001
         Mexico D.F. Naucalpan de
         Juarez, Mexico 53550
         MEXICO

         Ave. San Andres Atoto 165-A     Leasehold   L33,814                   2004                    10,764
         APARTADO PSTL 77-001
         Mexico D.F. Naucalpan de
         Juarez, Mexico 53550
         MEXICO

         Ave. San Andres Atoto 165-B     Leasehold   L90,778                   2004                    58,058
         APARTADO PSTL 77-001
         Mexico D.F. Naucalpan de
         Juarez, Mexico 53550
         MEXICO

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

                                                     If current leasehold,     If leasehold,           Approximate floor
         Location                        Tenure      rent per annum            expiry of term          area (sq. ft.)
         --------                        ---------   -----------------------   ---------------------   --------------------

         Plant 2, Calle 4 N01, 1A, 1C,   Leasehold   L193,321                  2005                    66,155
         1D Fracc, Alc Blanco,
         Naucalpan de Juarez, Estada
         de Mexico, CP 53550
         MEXICO

         Metepec No. 110, Mexico DF,     Leasehold   L40,577                   2003                    12,917
         Naucalpan de Juarez, Mexico
         53550
         MEXICO

         No. 60 Parque de Amargua,       Leasehold   L11,796                   2004                    11,754
         Col. Parques de la Herradura,
         Huixquilucan Edo de Mexico,
         CP52785
         MEXICO

11.    ENVIRONMENTAL AND OTHER REGULATIONS

11.1   ENVIRONMENTAL, AND EMPLOYEE HEALTH AND SAFETY MATTERS

      The Group is subject to increasingly stringent regulation under various UK, US, EU and other international, national and local laws and regulations relating to employee safety and health, and environmental protection, including law and regulations governing air emissions, water discharges and the use, management and disposal of hazardous substances.

      One of the many environmental laws affecting the Group in the US is "CERCLA", which is the primary federal statute governing clean-up of contaminated properties. CERCLA can impose joint, several and retroactive liability for the costs of investigating and cleaning up contaminated properties, without regard to fault or the legality of the original conduct. Potentially liable parties under CERCLA can include current and former owners or operators of a site, as well as those who generate or arrange for the disposal of hazardous substances. Environmental laws in other jurisdictions can also impose significant clean-up liabilities.

      The Group is currently conducting investigation and clean-up at approximately 20 contaminated sites, principally in the US including four clean ups pursuant to obligations imposed under CERCLA. The remaining sites are being cleaned up voluntarily in connection with a prior property sale or purchase, or pursuant to government directive. The Directors estimate the total cost to clean up all of these sites will be between approximately L10 million and L20 million. A number of these and other current and former Group sites were associated with hazardous substance use and may give rise to unforeseen liabilities. The Group could therefore incur additional clean-up costs upon the discovery of new contamination at these or other sites for which the Group may be found to be responsible, either directly under CERCLA or other laws, or through a contractual indemnity obligation as the result of a prior property or business sale. The Group also could incur additional costs as a result of any related personal injury or property damage claims. Although such additional costs, if any, could be substantial, the Directors are not aware of any material claims and do not expect future clean-up or related costs to materially affect the Group. See paragraph 15.10 of this Part X: Additional information for a description of a toxic tort claim against Plessey Precision Metals. This claim is in its early stages and no estimate of liability can be formed at this point. Litigation is by its nature an unpredictable form of risk and is disclosed wherever unliquidated damages are sought but no information, currently available to the Directors, indicates a material liability of Plessey Precision Metals in this matter.

      The European Commission has issued two directives which will require member states of the EU to meet certain targets for collection, re-use and recovery of waste electrical and electronic equipment. It is likely that these obligations will be achieved through legislation placing the responsibility for meeting these obligations on equipment producers. Producers will also be required to phase out certain hazardous

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      materials from the equipment. This legislation could significantly increase costs to producers of electrical and electronic equipment.

      The Group regularly audits its facilities' compliance with employee safety and environmental requirements. The Group has not incurred material capital expenditures for environmental, health or safety matters during the past three financial years, nor do the Directors anticipate having to incur material capital expenditures during the current or the succeeding financial years. Although environmental costs cannot be predicted with certainty, the Directors believe that costs relating to non-compliance or liability under current environmental, health and safety laws and regulations will not have a material adverse effect on the Group's financial condition or results of operations as a whole.

11.2   OTHER GOVERNMENT REGULATION

      The Group's products are subject to industry-specific government regulation and legislation in the US, the EU and throughout the world. For example, the Group's Network Equipment business must comply with US Federal Communications Commission requirements and regulations and other safety regulations governing communications products sold in the United States. The Group's businesses would suffer if they failed to obtain or lost the certifications, clearances and authorisations required to participate in new or existing projects. Further, the Group could be subject to fines, criminal sanctions or the revocation of important licences and certifications if it fails to comply with government regulations. The Directors believe that any non-compliance or liability under current government regulations will not have a material adverse effect on the Group's financial condition or results of operation as a whole.

12.    TAXATION

12.1   UK TAXATION

(a)    GENERAL

      THE FOLLOWING STATEMENTS ARE INTENDED TO APPLY ONLY AS A GENERAL GUIDE TO CURRENT UK TAX LAW AND TO THE CURRENT PRACTICE OF THE UK INLAND REVENUE. THEY ARE INTENDED TO APPLY ONLY TO HOLDERS OF MARCONI CORPORATION SHARES, WARRANT HOLDERS OR NOTEHOLDERS WHO ARE RESIDENT OR ORDINARILY RESIDENT IN THE UK FOR UK TAX PURPOSES, WHO HOLD THE MARCONI CORPORATION SHARES, WARRANTS OR NOTES AS INVESTMENTS AND WHO ARE THE BENEFICIAL OWNERS OF THE MARCONI CORPORATION SHARES, WARRANTS OR NOTES, EXCEPT WHERE EXPRESS STATEMENTS ARE MADE REGARDING THE UK TAX TREATMENT OF HOLDERS OF MARCONI CORPORATION SHARES, WARRANT HOLDERS OR NOTEHOLDERS WHO ARE NOT RESIDENT OR ORDINARILY RESIDENT IN THE UK FOR UK TAX PURPOSES. THE STATEMENTS MAY NOT APPLY TO CERTAIN CLASSES OF HOLDERS OF MARCONI CORPORATION SHARES, WARRANT HOLDERS OR NOTEHOLDERS SUCH AS DEALERS IN SECURITIES. PROSPECTIVE HOLDERS OF MARCONI CORPORATION SHARES, WARRANTS OR NOTES WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION REGARDING THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE MARCONI CORPORATION SHARES, WARRANTS OR NOTES OR WHO ARE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UK SHOULD CONSULT THEIR OWN TAX ADVISERS.

(b)    TAXATION OF THE MARCONI CORPORATION SHARES

(i)     Dividends

      Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

       (A)  UK Corporation Tax Payers

          A shareholder which is within the charge to corporation tax will not normally be subject to corporation tax on any dividend received from the Company. Such a shareholder will not be able to claim repayment of the tax credit attaching to any dividend.

                                                PART X -- ADDITIONAL INFORMATION

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       (B)  Individuals

          An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from the Company will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the gross dividend) which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10 per cent. of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

          Generally, a UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident shareholder who is not liable to income tax at a rate in excess of the basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability. The effect of that set-off of the tax credit is that such a shareholder will have to account for additional tax equal to 25 per cent. of the cash dividend received.

       (C)  Pension Funds

          UK pension funds will not be entitled to reclaim the tax credit attaching to any dividend paid by the Company.

       (D)  Non-residents

          A shareholder who is resident outside the UK will not generally be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by the Company, subject to the provisions of any double tax treaty between the UK and his country of residence. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to reclaim any part of the tax credit, the procedure for doing so and what relief or credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such credit.

(ii)    Taxation of Capital Gains

      A disposal of Marconi Corporation Shares by a shareholder who is either resident or ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through a branch or agency or, for accounting periods beginning on or after 1 January 2003, a permanent establishment, and has used, held or acquired the Marconi Corporation Shares for the purposes of such trade, profession or vocation or such branch or agency, or, as the case may be, permanent establishment, may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains.

      A shareholder who is an individual normally resident or ordinarily resident in the UK and who, on or after 17 March 1998, becomes neither resident nor ordinarily resident in the UK for tax purposes for a period of less than five years of assessment and who disposes of Marconi Corporation Shares during that period may also be liable on his return to the UK to any tax on capital gains realised (subject to any available exemption or relief). There are special rules for individuals who leave the UK part way through a year of assessment.

      Persons who are not resident or ordinarily resident in the UK for tax purposes will not be within the charge to UK tax on capital gains on the disposal of the Marconi Corporation Shares unless they carry on a trade, profession or vocation in the UK through a branch or agency as described above.

      For individuals, taper relief may apply in relation to periods after 5 April 1998 so that the effective rate of capital gains tax on any gain on a disposal by an individual of the Marconi Corporation Shares will be reduced the longer the Marconi Corporation Shares are held, up to a maximum of, generally, 10 years.

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

PART X -- ADDITIONAL INFORMATION

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(iii)   Stamp duty and stamp duty reserve tax

      In relation to the Marconi Corporation Shares being issued by the Company and subject to the comments below, no liability to stamp duty or stamp duty reserve tax (SDRT) will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by the Company. The Marconi Corporation Shares are being issued into CREST.

      Scheme Creditors and Designated Recipients who receive Marconi Corporation Shares in the form of ADRs pursuant to the Schemes at any time will not be required to pay any UK stamp duty or SDRT in respect of the initial issuance of such ADRs.

      Scheme Creditors and Designated Recipients who receive Marconi Corporation Shares in non-ADR form pursuant to the Schemes will not be required to pay any stamp duty or SDRT in respect of the initial issuance of ADRs upon deposit of those Marconi Corporation Shares in exchange for ADRs, if such transfer is effected prior to the date falling two calendar months after the effectiveness of the NASDAQ listing of the ADRs, and certain other conditions are complied with.

      The position with regard to the issue of ADRs is discussed more fully in the paragraph headed "Clearance Services and ADRs" below.

      No stamp duty or SDRT should be payable by a Scheme Creditor or a Bondholder in respect of the arrangements for the distribution of Marconi Corporation Shares under the Schemes.

      Under the CREST system for paperless share transfers, deposits of Marconi Corporation Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of Marconi Corporation Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the Marconi Corporation Shares on relevant transactions settled within the system.

      The conveyance or transfer on sale of the Marconi Corporation Shares outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given. Such ad valorem stamp duty will be rounded up to the nearest L5. Stamp duty is normally the liability of the purchaser or transferee of the Marconi Corporation Shares. An unconditional agreement to transfer Marconi Corporation Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the Marconi Corporation Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the Marconi Corporation Shares.

       Clearance Services and ADRs

      Where Marconi Corporation Shares are issued or transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, ad valorem stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Marconi Corporation Shares or, in the case of an issue to such persons, the issue price of the Marconi Corporation Shares. Ad valorem stamp duty will be rounded up to the nearest L5. Strictly the depositary or clearance operator, or its nominee, as the case may be, will be accountable for this liability for stamp duty or SDRT. However, it will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. As noted above, special arrangements have been made in certain circumstances in relation to the payment of SDRT on the issue of Marconi Corporation Shares in ADR form pursuant to the Schemes and the payment of stamp duty and SDRT on the issue of ADRs upon deposit of Marconi Corporation Shares in exchange for ADRs. Clearance service providers may opt, in certain circumstances, for the normal rates of stamp duty and SDRT to apply to an issue (i.e. no stamp duty or SDRT) or transfer (i.e. 0.5 per cent.) of Marconi Corporation Shares into, and to transactions within (i.e. 0.5 per cent.), the service instead of the higher

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

      rate applying to an issue or transfer of the Marconi Corporation Shares into the clearance system and the exemption for dealings in the Marconi Corporation Shares whilst in the system.

      The above statements are intended as a general guide to the current position. Certain categories of person, including market intermediaries are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

      ANY PERSON WHO IS IN ANY DOUBT AS TO HIS TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN ANY JURISDICTION OTHER THAN THE UK SHOULD CONSULT HIS PROFESSIONAL ADVISER.

(c)    TAXATION OF THE NOTES

      The tax treatment of any PIK Notes issued by Marconi Corporation is the same as the tax treatment of the Notes.

(i)     Interest on the Notes

      The interest on the Notes should be treated as interest for the purposes of both income tax and corporation tax.

       (A)  Payment of Interest on the Notes

          Interest on the Notes will be payable without withholding or deduction on account of UK tax provided that the Notes are, and remain, listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (ICTA 1988). The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the UK Listing Authority and admitted to trading on the London Stock Exchange.

          Interest on the Notes may also be paid without withholding or deduction on account of UK tax where interest on the Notes is paid to a person who belongs in the UK and, at the time the payment is made, Marconi Corporation reasonably believes that either:

          (a) the person beneficially entitled to the interest payment is within the charge to UK corporation tax as regards the payment of interest; or

          (b) the payment is made to (or, in the case of section 349B(6) of ICTA 1988, the person beneficially entitled to the interest payment is) one of the classes of exempt bodies or persons set out in section 349B(3) to (6) of ICTA 1988, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that none of the conditions specified in section 349B of ICTA 1988 will be satisfied in respect of such payment of interest at the time the payment is made) that the exemption is not to apply in relation to such a payment.

          In all other cases, an amount will be withheld from payments of interest on the Notes on account of UK income tax, generally at the lower rate (currently 20 per cent.), and subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

          Holders of Notes who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who pays interest to, or receives interest for the benefit of, an individual (whether or not the interest has been subject to deduction at source and whether or not the holder is resident in the UK for UK tax purposes). Information so obtained may, in certain circumstances, be passed on by the Inland Revenue to the tax authorities of other jurisdictions.

       (B)  Proposed EU Savings Directive

          On 21 January 2003, the European Council of Economics and Finance Ministers ("ECOFIN") provisionally agreed on proposals under which Member States will be required to provide to the tax

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          authorities of another Member State details of payments of interest
          (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period only, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being related to the conclusion of certain other agreements relating to information exchange with certain other countries). The proposed directive may be subject to further amendment and/or clarification.

          Noteholders' attention is drawn to the provisions of the section of the terms of the Notes headed "Description of the Notes: Additional Amounts".

       (C)  Further UK Income Tax Issues

          Interest on the Notes constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding.

          However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a holder of Notes (other than certain trustees) who is not resident for tax purposes in the UK in most cases unless that holder carries on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such holders.

          Where the Notes are to be, or may fall to be, redeemed at a premium, or where a payment is made in respect of interest which would have accrued prior to the Issue Date if the principal amount of the relevant Notes as of the Issue Date had been outstanding for the period from and including 1 May 2003 to but excluding the Issue Date (as described in the sections of the terms of the Notes headed "Description of the Notes: Principal, Maturity and Interest on the Senior Notes" and "Description of the Notes: Principal, Maturity and Interest on the Junior Notes") ("pre-issue interest") and that payment is treated as a premium, any such element of premium may constitute a payment of interest, subject to UK taxation and reporting requirements as outlined above. Where PIK Notes are issued in lieu of payment of interest in cash, this will be treated for UK tax purposes as if it were the payment of an amount of interest equal to the value of the PIK Notes at the time of their issue. This value may not be equal to the par value of the PIK Notes and may therefore be different from the amount of cash interest payable.

(ii)    UK Corporation Tax Payers

      In general holders of Notes which are within the charge to UK corporation tax in respect of those Notes (other than authorised unit trusts and open-ended investment companies) will be treated for tax purposes as realising profits or losses in respect of the Notes on a basis which is broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorised for tax purposes. Such profits and losses will be taken into account in computing taxable income for corporation tax purposes. With effect from the beginning of their first accounting period commencing on or after 1 October 2002, holders of Notes that are authorised unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the Notes as other holders that are within the charge to UK corporation tax, other than (in each case) with respect to profits and losses of a capital nature in respect of the Notes.

(iii)   Other UK Tax Payers

       (A)  Taxation of Capital Gains

          A disposal of the Notes by an individual holder who is resident or ordinarily resident in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Notes are attributable, may give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

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       (B)  Accrued Income Scheme

          A holder disposing of Notes will be chargeable to tax on income under the rules of the accrued income scheme as set out in Chapter II of
          Part XVII of ICTA 1988 on any interest which has accrued since the last interest payment date on, and, to the extent it is treated as interest, any premium on redemption of the Notes or pre-issue interest, on a just and reasonable basis, if that holder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable.

(iv)   Stamp duty and stamp duty reserve tax (SDRT)

      No stamp duty or SDRT should be payable on the issue or transfer by delivery of the Notes.

      No Stamp duty or SDRT should be payable by a Scheme Creditor or a Bondholder in respect of the arrangements for the distributions of Notes under the Schemes.

      The transfer on sale of Notes in definitive registered form will be liable to ad valorem stamp duty at the rate of 0.5 per cent. of the consideration paid, or the agreement to make that transfer will be liable to SDRT at the rate of 0.5 per cent. of the consideration paid. The purchaser of the Notes will generally pay the stamp duty or, as the case may be, SDRT.

(d)    TAXATION OF WARRANTS

(i)     Withholding Tax

      No UK income tax will be required to be deducted or withheld from any payments made on the issue, exercise, sale or other disposition of the Warrants.

(ii)    Taxation of Capital Gains

       (A)  UK resident individuals

          The exercise or disposal of a Warrant by a Warrant Holder who is an individual and is either resident or ordinarily resident in the UK for tax purposes, or is not resident but carries on a trade, profession or vocation in the UK through a UK branch or agency and has used, held or acquired the Warrant for the purposes of such trade, profession of vocation or such branch or agency, may, depending on the Warrant Holder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains, provided the Warrant is treated as a "qualifying option" as defined in the TCGA 1992. Options which are listed on a recognised stock exchange are qualifying options. The London Stock Exchange is a recognised stock exchange. Provided the Warrants are listed on a recognised stock exchange, they will not be wasting assets for the purposes of the taxation of chargeable gains. Accordingly, there will not be any reduction in a Warrant Holder's base cost under section 46 TCGA 1992 in computing the gain accruing on the disposal of a Warrant.

          A Warrant Holder who is an individual normally resident or ordinarily resident in the UK and who has, on or after 17 March 1998, become neither resident nor ordinarily resident in the UK for tax purposes for a period of less than five years of assessment and who disposes of a Warrant during that period may also be liable on his return to the UK to any tax on capital gains realised (subject to any available exemption or relief). There are special rules for individuals who leave the UK part way through a year of assessment.

          On the exercise of a Warrant the acquisition of the Warrant and the acquisition of Marconi Corporation Shares pursuant to the terms of the Warrant will be treated as a single transaction for capital gains purposes, so that the amount (if any) paid for the Warrant plus the amount paid for the Marconi Corporation Shares constitutes the base cost for the Marconi Corporation Shares. The exercise of a Warrant is not treated as a disposal of the Warrant. Accordingly, no chargeable gain will arise on the exercise of a Warrant. However, a disposal of the Marconi Corporation Shares acquired pursuant to the terms of a Warrant may, subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains.

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          If the Warrant is not exercised and instead allowed to lapse, the
          Warrant Holder will be treated as making a disposal of the Warrant which may, subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains.

       (B)  UK Corporation Tax Payers

          UK corporation tax payers acquiring and holding Warrants should normally be taxed in accordance with the capital gains rules set out above under the heading "UK resident individuals". In the case of a non-resident company, for accounting periods commencing on or after 1 January 2003, the references to a "branch or agency" should be read as references to a "permanent establishment". However, UK corporation tax payers which acquire Warrants for the purposes of a trade carried on by them should consult their own tax advisers.

(iii)   Stamp Duty and Stamp Duty Reserve Tax (SDRT)

      The Inland Revenue has confirmed that no charge to stamp duty or stamp duty reserve tax will arise in relation to the issue of the Warrants. Warrants held in uncertificated form will be held through CREST.

      Under the CREST system for paperless transfers, deposits of Warrants into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of Warrants within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the Warrants on relevant transactions settled within the system.

      The conveyance or transfer on sale of Warrants outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given. Such ad valorem stamp duty will be rounded up to the nearest L5. Stamp duty is normally the liability of the purchaser or transferee of the Warrants. An unconditional agreement to transfer Warrants will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration given for the Warrants. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the Warrants.

      Where Warrants are issued or transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, ad valorem stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of
      1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Warrants or, in the case of an issue to such persons, the issue price of the Warrants. Ad valorem stamp duty will be rounded up to the nearest L5. Strictly the depositary or clearance operator, or its nominee, as the case may be, will be accountable for this liability for stamp duty or SDRT. However, it will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance service providers may opt, in certain circumstances, for the normal rates of stamp duty and SDRT to apply to an issue (i.e. no stamp duty or SDRT) or transfer (i.e. 0.5 per cent.), of Warrants into, and to transactions within (i.e. 0.5 per cent), the service instead of the higher rate applying to an issue or transfer of the Warrants into the clearance system and the exemption for dealings in the Warrants whilst in the system.

      No liability to ad valorem stamp duty or SDRT will apply on the lapse of a Warrant. Please see (b)(iii) above for a discussion of the stamp duty and SDRT which may arise in relation to the issue of Marconi Corporation Shares on the exercise of a Warrant.

      The above statements are intended as a general guide to the current position. Certain categories of person, including market makers, brokers and dealers and persons connected with depositary arrangements and clearance services, are not primarily liable to stamp duty or SDRT and others may be liable at a higher

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      rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

12.2   US TAXATION

(a)    UNITED STATES FEDERAL INCOME TAXATION

      The following summary describes certain US federal income tax consequences that may be relevant to the acquisition, ownership and disposition of Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes. This summary addresses only US federal income tax considerations for holders that acquire the Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes as a result of the Restructuring and that will hold the Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies;
      (d) tax-exempt entities; (e) persons that will hold the Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 5 per cent. or more (by voting power or value) of Marconi Corporation's share capital; (h) regulated investment companies; and (i) persons who hold the Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes through partnerships or other pass-through entities. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes.

      This summary is based on the Internal Revenue Code of 1986, as amended (the Code), US Treasury regulations and judicial and administrative interpretations thereof, and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains signed on 31 December 1975 and entered into force on 25 April 1980 (the Current Treaty), in each case as in effect and available on the date of this document. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. The United States and United Kingdom have signed a new income tax treaty (the New Treaty) which will enter into force only after ratification by each country and it cannot be determined when that will occur.

      PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISER WITH RESPECT TO THE US FEDERAL, ESTATE, STATE, LOCAL, GIFT AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF WARRANTS, MARCONI CORPORATION SHARES, SENIOR NOTES, JUNIOR NOTES AND/OR JUNIOR PIK NOTES.

      US HOLDERS SHOULD ALSO REVIEW THE DISCUSSION UNDER "UK TAXATION" FOR THE UK TAX CONSEQUENCES TO A US HOLDER OF WARRANTS, MARCONI CORPORATION SHARES, SENIOR NOTES, JUNIOR NOTES AND/OR JUNIOR PIK NOTES.

      For purposes of this summary a "US Holder" is a beneficial owner of Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for US tax purposes, created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if
      (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more US persons have the authority to control all of the substantial decisions of such trust. If a partnership holds Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding

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      Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or
      Junior PIK Notes should consult its tax adviser. A "Non-US Holder" is a beneficial owner of Warrants, Marconi Corporation Shares, Senior Notes, Junior Notes and/or Junior PIK Notes that is not a US Holder.

(b)    SENIOR NOTES AND JUNIOR NOTES

      The Senior Notes will, and the Junior Notes and Junior PIK Notes should, be treated as indebtedness for US federal income tax purposes. In the unlikely event the Junior Notes and/or Junior PIK Notes are treated as equity, their US tax consequences generally would be as described below at "The Marconi Corporation Shares". The remainder of this discussion assumes that the Junior Notes and Junior PIK Notes will constitute indebtedness for US federal income tax purposes.

(i) Treatment of Interest Attributable to the Period Prior to the Issuance of the Senior Notes and Junior Notes

      This section addresses the treatment of amounts paid on the Senior Notes and Junior Notes that represent interest attributable to the period prior to the issuance thereof, i.e., from 1 May 2003 until the date on which the Senior Notes and Junior Notes are issued.

      The US federal income tax treatment of such amounts is not entirely clear. It is possible that such amounts would be treated as additional cash consideration received in exchange for a US Holder's scheme claim. Such additional cash would either increase a US Holder's recognized gain on the exchange of such scheme claim or reduce such US Holder's aggregate tax basis in the Marconi Corporation Senior Notes and/or Junior Notes. Alternatively, in the case of Senior Notes such amounts may be treated as amortisable bond premium subject to the discussion below under "Senior Notes and Junior Notes -- (v) Bond Premium". PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PROPER TREATMENT OF AMOUNTS PAID ON THE SENIOR NOTES AND JUNIOR NOTES THAT REPRESENT INTEREST ATTRIBUTABLE TO PERIODS PRIOR TO THE ISSUANCE THEREOF.

(ii)    Payment of Interest on Junior PIK Notes

      Marconi Corporation may pay interest on the Junior Notes in cash. If Marconi Corporation does not pay interest in cash, interest on the Junior Notes may be paid by issuing Junior PIK Notes in a principal amount equal to the amount of interest payable (referred to for purposes of the following discussion as the "Additional Notes").

      Because the terms of the Junior Notes issued on the original issue date (Original Notes) provide that US Holders may receive Additional Notes of Marconi Corporation in lieu of actual cash interest payments, certain provisions of the Treasury regulations relating to "original issue discount" (OID) instruments (the "OID Regulations" as described below under "Original Issue Discount") require that any Additional Notes issued be aggregated with the Original Notes in order to determine the yield on the Original Notes and Additional Notes. As a result, the issuance of Additional Notes is not considered to be a cash payment made on the Original Notes and OID accruals are determined as if all payments on the Junior Notes were deferred until maturity. Accordingly, for purposes of this discussion, the Original Notes and the Additional Notes shall, unless otherwise indicated, be referred to collectively as the "Junior Notes".

      With respect to the option to pay interest in cash or in Additional Notes (as just described), the US Treasury regulations assume for US federal income tax purposes that Marconi Corporation will choose the option that would minimise the yield on the Original Notes. Should Marconi Corporation choose the payment option that is contrary to the one assumed in accordance with the Treasury regulations, the US Holder must make a subsequent adjustment. If cash payment is assumed and Marconi Corporation issues Additional Notes, then the Junior Notes will be treated as retired and then reissued for an amount equal to the "adjusted issue price" (AIP) of the Junior Notes. The AIP of a debt instrument at the beginning of an accrual period is defined generally as the issue price of the debt instrument plus the aggregate amount of OID that accrued in all prior accrual periods less any amounts paid on the debt instrument in all prior accrual periods (other than "qualified stated interest", as described below at (v) -- Original Issue Discount). If Additional Notes payment option is assumed and Marconi Corporation subsequently makes cash interest payments (which for this purpose shall include any additional amounts payable and any UK

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      tax withheld), such cash payments will be treated as "pro-rata prepayments" (as defined in the OID Regulations) resulting in a deemed retirement of a portion of the Junior Notes and a capital gain or loss. The amount of gain or loss realised would be equal to the difference between the US dollar value of the cash payment and the tax basis of the portion of the Junior Notes deemed retired. See also the discussion of foreign currency gain or loss under "Senior Notes and Junior Notes -- (vi) Sale, Exchange or Retirement". Under such circumstances, the AIP and adjusted basis of the Junior Notes would be reduced by an amount equal to the basis of the portion of the Junior Notes deemed retired.

      It is anticipated that payment of interest in cash would minimise the yield on the Original Notes, and is therefore the option Marconi Corporation will be assumed to choose for purposes of the US Treasury regulations. The remainder of this disclosure presumes this to be the case.

      ALTHOUGH THERE ARE NO AUTHORITIES DIRECTLY ADDRESSING SIMILAR TRANSACTIONS INVOLVING NOTES ISSUED BY AN ENTITY WITH TERMS SIMILAR TO THOSE OF THE JUNIOR NOTES, THE DIRECTORS BELIEVE THAT THE JUNIOR NOTES SHOULD LIKELY BE SUBJECT TO THE SPECIAL OID REGULATIONS RELATING TO THE OPTION OF PAYING INTEREST "IN-KIND", AS DESCRIBED ABOVE. HOWEVER, THE IRS'S TREATMENT OF THE JUNIOR NOTES COULD DIFFER FROM THE TREATMENT DESCRIBED ABOVE. TO THE EXTENT THE OID REGULATIONS RELATING TO THE OPTIONS OF PAYING INTEREST "IN-KIND" DO NOT APPLY, THE JUNIOR NOTES WOULD BE CONSIDERED CONTINGENT PAYMENT DEBT INSTRUMENTS AND WOULD BE SUBJECT TO THE TREASURY REGULATIONS DESCRIBED IN THE "CONTINGENT PAYMENT NOTES" DISCUSSION BELOW. THE APPLICATION OF THE OID REGULATIONS, INCLUDING THE CONTINGENT PAYMENT DEBT INSTRUMENT REGULATIONS, TO DEBT INSTRUMENTS SUCH AS THE JUNIOR NOTES THAT PROVIDE FOR THE OPTION OF PAYING INTEREST "IN-KIND" ARE COMPLEX AND US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PROPER APPLICATION OF THE OID REGULATIONS OR THE CONTINGENT PAYMENT DEBT INSTRUMENT REGULATIONS TO THE JUNIOR NOTES.

(iii)   Contingent Payment Notes

      As discussed under "Senior Notes and Junior Notes -- (i) Payment of Interest with Junior PIK Notes" above, if the Junior Notes are not treated as subject to the OID Regulations relating to the option of payment interest "in-kind", then such Notes will be treated as contingent payment debt instruments under applicable Treasury regulations.

      In general, regulations dealing with contingent payment debt instruments (CPDI Regulations) may cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to differ substantially from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of current US federal income tax law. The CPDI Regulations generally require a US Holder of such an instrument to include future contingent and noncontingent interest payments in income as such interest accrues based on a projected payment schedule (the noncontingent bond method). Moreover, in general, under the CPDI Regulations, all or a portion of gain recognised by a US Holder on the sale, exchange or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending on the circumstances).

      Under the noncontingent bond method, for each accrual period prior to and including the maturity date of the Junior Note the amount of interest that accrues, as OID, equals the product of (i) the "adjusted issue price" at the beginning of the accrual period and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a US Holder for each day in the accrual period on which the US Holder holds the Junior Note. The "adjusted issue price" for purposes of the noncontingent bond method is equal to the Junior Note's issue price (as set forth below under "Original Issue Discount"), increased by the interest previously accrued on the Junior Note and decreased by the amount of any "projected payments" (as defined below) and any noncontingent payments previously made on the Junior Note. The "comparable yield" is the annual yield that Marconi Corporation would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Junior Notes, including the level of subordination, term, timing of payments and general market conditions. Amounts treated as interest under the foregoing contingent payment debt rules are treated as OID for all US federal income tax purposes.

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      Under the noncontingent bond method, Marconi Corporation is required, solely for US federal income tax purposes, to provide a schedule (Schedule) of the projected amounts of payments (which shall not include qualified stated interest, if any) (Projected Payments) on the Junior Notes. The Schedule must produce the comparable yield. Marconi Corporation's Schedule must be used to determine the US Holder's contingent payment accruals and adjustments, unless Marconi Corporation does not create a Schedule or the US Holder determines that the Marconi Corporation's Schedule is unreasonable, in which case the US Holder must disclose its own schedule with its US federal income tax return filings and the reason why it is not using the Marconi Corporation's Schedule. Marconi Corporation does not anticipate, however, that it will be providing a Schedule. If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Junior Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Junior Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of the Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will
      (i) reduce the US Holder's interest income for that taxable year, and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the US Holder's interest income on the Junior Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). If a Junior Note is classified as a contingent payment debt instrument subject to the noncontingent bond method, any gain or loss realised on the sale or exchange of a Junior Note may be treated as ordinary income or loss, in whole or in part.

      A US Holder's basis in a contingent payment debt instrument is increased by the portion of the Projected Payments accrued by the US Holder under the relevant Schedule and determined without regard to adjustments made to reflect differences between actual and Projected Payments and reduced by the amount of any noncontingent payments and the Projected Payments previously made on the Junior Note. Where a US Holder's basis in the Junior Note is greater than the adjusted issue price, the difference is allocated to a Projected Payment and is treated as a negative adjustment on the date the Projected Payment is made. On the date of the adjustment, the US Holder's basis is reduced by the amount of the negative adjustment. The bond premium amortisation rules under the Code do not apply to debt instruments governed by the CDPI Regulations. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE POSSIBLE APPLICABILITY AND CONSEQUENCES OF THE CONTINGENT PAYMENT DEBT INSTRUMENT RULES TO THE JUNIOR NOTES.

(iv)   Payment of Interest on Senior Notes

      Interest (including any additional amounts payable and any UK tax withheld) paid on a Senior Note will be taxable to a US Holder as ordinary interest income at the time it is received or accrued, depending on the US Holder's method of accounting for US federal income tax purposes.

      A US Holder utilising the cash method of accounting for US federal income tax purposes that receives an interest payment denominated in foreign currency will be required to include in income the US dollar value of that interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars.

      An accrual basis US Holder is required to include in income the US dollar value of the amount of interest accrued on a Senior Note during the accrual period. An accrual basis US Holder may determine the amount of the interest to be recognised in accordance with either of two methods. Under the first accrual method, the amount of interest accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, the part of the period within each taxable year. Under the second accrual method, the US Holder may elect to determine the amount of interest accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within each taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis US Holder may instead translate that interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the US

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      Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and will be irrevocable without the consent of the IRS. A US Holder utilising either of the foregoing two accrual methods will generally recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Senior Note). The amount of ordinary income or loss will equal the difference between the US dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the US dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilised by the US Holder).

      Foreign currency received as interest on a Senior Note will have a tax basis equal to its US dollar value on the date the interest payment is received. Gain or loss, if any, realised by a US Holder on a sale or other disposition of the foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes. Interest received by a US Holder will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation.

      The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, interest on a Senior Note should generally constitute "passive income" or, in the case of certain US Holders, "financial services income."

      If UK tax is withheld from payments of interest, a US Holder may be entitled to a deduction or credit for such withholding tax subject to applicable limitations. PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT UNDER THEIR PARTICULAR CIRCUMSTANCES.

      Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on interest received on a Senior Note unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States.

(v)    Original Issue Discount

      The Senior Notes will not be treated as issued with OID for US federal income tax purposes provided that the fair market value of the Senior Notes on the date of the exchange of a scheme claim therefor is equal to their face amount. If the fair market value of the Senior Notes on such date is less than their face amount, such amount will be OID that must be taken into account as described below. The balance of this discussion assumes that the Senior Notes will not be treated as issued with OID for US federal tax purposes. The Junior Notes will be treated as issued with OID for US federal income tax purposes. The amount of the OID will equal the excess of the "stated redemption price at maturity" (i.e. an amount equal to the sum of all payments provided under the Junior Notes (other than "qualified stated interest payments")), over the "issue price" of the Junior Notes. "Qualified stated interest" is generally interest paid that is unconditionally payable at least annually at a single fixed rate. The "issue price" of a Junior Note is the fair market value of the Junior Notes on the Issue Date. Should Additional Notes be issued, the Additional Notes will not be considered to be a cash payment made on the Original Notes, and under the OID Regulations the stated redemption price at maturity of a Junior Note will include all stated interest and principal payments to be made in respect thereof (whether made on an Original Note or Additional Note). Consequently, all interest payments to be received by a US Holder in respect of the Junior Notes that are paid in Additional Notes will increase the amount of OID that must be included in income on a constant yield basis. See "Payment of Interest on Junior PIK Notes" above for additional discussion regarding Additional Notes and OID.

      A US Holder will be required to include OID on a Junior Note in income (as ordinary income) as it accrues, calculated on a constant-yield to maturity method, before the actual receipt of cash attributable to that income, regardless of the US Holder's method of accounting for US federal income tax purposes. Generally, the amount of OID required to be included in an interest accrual period is equal to the AIP at the beginning of the accrual period times the calculated yield to maturity of the Junior Note. Under this method, US Holders generally will be required to include in income increasingly greater amounts of OID

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      over the life of the Junior Note. Payments of cash interest on a Junior
      Note will not be separately included in a US Holder's income, but instead will be treated first as a payment of OID accrued as of the date payment is due and not allocated prior payments and second as a payment of principal. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE US FEDERAL INCOME TAX IMPLICATIONS OF THE CONSTANT-YIELD METHOD AND REGARDING THE ACCRUAL OF OID GENERALLY.

      OID on a Junior Note denominated in foreign currency for any accrual period will be determined in foreign currency and then translated into US dollars in the same manner as interest payments accrued by an accrual basis US Holder, as described under "Payments of Interest on Senior Notes" above. Upon receipt of an amount attributable to OID in these circumstances, a US Holder may recognise ordinary income or loss.

      OID on a Junior Note will be treated as foreign source income for the purposes of calculating a US Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, OID on a Junior Note should generally constitute "passive income" or, in the case of certain US Holders, "financial services income".

      Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income tax on OID on a Junior Note unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States.

      A US Holder will have acquisition premium with respect to the Senior Notes and Junior Notes to the extent such US Holder's adjusted tax basis on the Issue Date exceeds the issue price of the Senior Notes and the Junior Notes. If a US Holder has acquisition premium with respect to a Senior Note or Junior Note, the amount includible in each taxable year as OID will be reduced by that portion of the acquisition premium properly allocable to such year, or alternatively, a US Holder may elect to treat its tax basis as the issue price of such Senior Notes and Junior Notes.

(vi)   Bond Premium

      The Senior Notes and Junior Notes will have bond premium if their fair market values on the date of issuance exceed their stated redemption price at maturity. A US Holder may elect to amortise any bond premium over the life of the Senior Notes or Junior Notes, as applicable, as an offset to interest income. The amortisation will be made using a constant yield method. If a US Holder makes the premium amortisation election, it generally applies to all debt instruments held by that US Holder at the time of the election and any subsequently acquired debt instruments other than tax-exempt instruments. Once the election to amortise bond premium is made, it can not be revoked without the consent of the IRS. US Holders electing to amortise bond premium must reduce their tax basis in the affected Senior Notes or Junior Notes by the amount of premium amortised during their holding period for such Senior Notes or Junior Notes. The bond premium amortisation rules do not apply to any note that may be treated as a contingent payment debt instrument (as described above).

(vii)   Sale, Exchange or Retirement

      A US Holder that was a Marconi Corporation creditor and that received Senior Notes or Junior Notes as part of the Marconi Corporation scheme of arrangement should have a tax basis in the Senior Notes and Junior Notes equal to such US Holder's basis in the scheme claim exchanged therefor,
      (1) increased by (a) the amount of gain recognized on the scheme claim exchange and (b) the amount of any OID included in the US Holder's income with respect to the Senior Note or Junior Note, (2) decreased by (a) the amount of Other Property received on the scheme claim exchange (excluding Other Property attributable to accrued but unpaid interest) and (b) the amount of any payments received by the US Holder with respect to the Senior Note or Junior Note that are not qualified stated interest payments, and (3) adjusted as set forth under "Contingent Payment Notes", if applicable. For this purpose "Other Property" means the sum of (1) cash and (2) the principal amount of Senior Notes and Junior Notes received in the scheme claim exchange in excess of the principal amount of securities surrendered in the exchange.

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      A US Holder that was a Marconi plc creditor and that received Senior Notes or Junior Notes as part of the Marconi plc scheme of arrangement should have a tax basis in the Senior Notes and Junior Notes equal to their fair market value, (1) increased by the amount of any OID included in the US Holder's income with respect to the Senior Note or Junior Note, (2) decreased by the amount of any payments received by the US Holder with respect to the Senior Note or Junior Note that are not stated interest payments, and (3) adjusted as set forth under "Contingent Payment Notes", if applicable.

      Although there is no authority directly on point, a US Holder that sells one or more Additional Notes (without also selling the related Original
      Note) would likely determine its tax basis in the Additional Notes by proportionately allocating the total tax basis held in the Original Note among the Additional Notes and the Original Note in accordance with their respective fair market values. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE ALLOCATION OF TAX BASIS AMONG THE ADDITIONAL NOTES AND THE ORIGINAL NOTE.

      A US Holder will generally recognise gain or loss on the sale, exchange or retirement of a Senior Note or Junior Note in an amount equal to the difference between the amount realised on the sale, exchange or retirement (except to the extent such amounts are attributable to accrued but unpaid interest which will be taxable as such) and the US Holder's tax basis in the Senior Note or Junior Note. The amount realised on the sale, exchange or retirement of a Senior Note or Junior Note will generally be the fair market value (in US dollars) of the property received in exchange therefor
      (i) on the date such property is received in the case of a cash basis US Holder, (ii) on the date of the sale, exchange or retirement in the case of an accrual basis US Holder, or (iii) in the case of Senior Notes or Junior Notes traded on an established securities market (as defined in the applicable US Treasury regulations) that are exchanged by a cash basis US Holder, or an electing accrual basis US Holder, the US dollar value on the settlement date of the sale, exchange or retirement.

      Gain or loss recognised by a US Holder on the sale, exchange or retirement of a Senior Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterised as principal exchange gain or loss. Gain or loss recognised by a US Holder on the sale, exchange or retirement of a Junior Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will be characterised as OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the US dollar value of the amount received on the sale, exchange or retirement of a Junior Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of sale, exchange or retirement and the US dollar value of the accrued but unpaid OID as determined by the US Holder under the rules described above under "Original Issue Discount". Principal exchange gain or loss will equal the difference between the US dollar value of the US Holder's acquisition price of the Senior Note or Junior Note in foreign currency determined on the date of the sale, exchange or retirement, and the US dollar value of the US Holder's acquisition price of the Senior Note or Junior Note in foreign currency determined on the date the US Holder acquired the Senior Note or Junior Note. Such gain or loss will be recognised only to the extent of the total gain or loss recognised by the US Holder on the sale, exchange or retirement of the Senior Note or Junior Note, and will generally be treated as from sources within the United States for US foreign tax credit limitation purposes.

      Any gain or loss recognised by a US Holder on the sale, exchange or retirement of the Senior Note or Junior Note in excess of principal exchange gain or loss, in the case of a Senior Note, and principal exchange gain or loss and OID exchange gain or loss, in the case of a Junior Note, will generally be US source capital gain or loss. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE TREATMENT OF CAPITAL GAINS (WHICH MAY BE TAXED AT LOWER RATES THAN ORDINARY INCOME FOR TAXPAYERS WHO ARE INDIVIDUALS, TRUSTS OR ESTATES THAT HOLD SENIOR NOTES OR JUNIOR NOTES FOR MORE THAN ONE YEAR) AND CAPITAL LOSSES (THE DEDUCTIBILITY OF WHICH IS SUBJECT TO LIMITATIONS).

      Foreign currency received on the sale, exchange or retirement of a Senior Note or Junior Note will have a tax basis equal to its US dollar value at the time the payment is received. Gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received

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      by the US Holder, a cash basis or electing accrual US Holder should not recognise any gain or loss on such conversion.

      To the extent the Senior Notes and/or Junior Notes have accrued market discount, any gain arising from the sale, exchange or retirement of a Senior Note and/or Junior Note may be recognised as ordinary income to the extent of such accrued market discount. For purposes of determining the source of the income, withholding or information reporting, any gain treated as ordinary income will not be characterised as interest. The basis of any Senior Notes and/or Junior Notes shall be increased by the amount of ordinary income attributable to accrued market discount recognised under the market discount rules under the Code. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICABILITY OF THE MARKET DISCOUNT RULES UNDER THE CODE TO EACH OF THEIR OWN INDIVIDUAL CIRCUMSTANCES AND THE US FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE SALE, EXCHANGE OR RETIREMENT OF SENIOR NOTES AND/OR JUNIOR NOTES HAVING ACCRUED MARKET DISCOUNT.

      Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale, exchange or retirement of a Senior Note or Junior Note unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met, or (c) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

(c)    THE WARRANTS

(i)     Consequences of Exercise

      Upon the exercise of a Warrant, a US Holder will not recognise gain or loss (except to the extent of cash, if any, received in lieu of the issuance of fractional Marconi Corporation Shares) and will have a tax basis in the Marconi Corporation Shares acquired pursuant to such exercise equal to such US Holder's tax basis in the Warrant plus the exercise price of the Warrant. The holding period for such Marconi Corporation Shares so acquired will commence on the date of exercise of the Warrant. Subject to the discussion under "Passive Foreign Investment Company Considerations", if any cash is received in lieu of fractional Marconi Corporation Shares, the US Holder will recognise gain or loss in an amount and of the same character that such US Holder would have recognised if such US Holder had received such fractional shares and then immediately sold them for cash back to the Marconi Corporation.

(ii)    Sale, Exchange and Expiration of Warrants

      Subject to the discussion under "Passive Foreign Investment Company Considerations", the sale of a Warrant will result in the recognition of capital gain or loss to the US Holder in a manner similar to that described below under "Sale or Other Disposition of Marconi Corporation Shares". It is unclear whether the repurchase of a Warrant by Marconi Corporation would be treated as a sale or exchange. If it were not so treated, any gain or loss to a US Holder on such repurchase would likely be treated as ordinary income or loss.

      If a Warrant expires unexercised, a US Holder will generally recognise a capital loss equal to such US Holder's tax basis in the Warrant. Such capital loss may, subject to certain limitations, be used to offset capital gains, if any, otherwise realised by a US Holder.

(iii)   Constructive Distributions

      Under section 305 of the Code, adjustments to the exercise price or conversion ratio of the Warrants which occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive dividends by a US Holder. See "-- The Marconi Corporation Shares" below.

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(d)    THE MARCONI CORPORATION SHARES

(i)     Distributions

      Subject to the discussion under "Passive Foreign Investment Company Considerations", the gross amount of any distributions of cash or property (including any amounts withheld in respect of any applicable withholding tax and the Tax Credit Amount (as described below)) that are actually or constructively received by a US Holder with respect to Marconi Corporation Shares will be a dividend includible in gross income of a US Holder as ordinary income to the extent of Marconi Corporation's current and accumulated earnings and profits as determined under US federal income tax principles. Dividends paid on Marconi Corporation Shares generally will constitute income from sources outside the United States and will not be eligible for the "dividends received" deduction.

      A distribution to a US Holder in excess of Marconi Corporation's current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such US Holder's adjusted tax basis in its Marconi Corporation Shares, and any distribution in excess of such basis will constitute capital gain from the sale or exchange of property, and will be long-term capital gain (taxable at a reduced rate for individual holders, trusts or estates) if the Marconi Corporation Shares were held for more than one year. A further reduced tax rate may apply to capital gains on Marconi Corporation Shares held by individual holders for more than five years.

      Marconi Corporation does not maintain its calculations of its earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

      The gross amount of any distribution paid in foreign currency will be included in the gross income of a US Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the US Holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      A US Holder that is a United States resident for the purposes of the Current Treaty and that receives a dividend on Marconi Corporation Shares generally is entitled to receive a payment from the UK Inland Revenue equal to the amount of the tax credit that a UK individual would be eligible to receive with respect to an identical dividend (the Tax Credit Amount), subject to a reduction for UK withholding taxes of up to a maximum of 15 per cent. of the sum of the dividend and Tax Credit Amount (UK Withholding Tax). As of 6 April, 1999, the Tax Credit Amount is equal to one-ninth of the cash dividend paid on the Marconi Corporation Shares and the UK Withholding Tax will exactly equal the Tax Credit Amount. As a result, and because of the UK Withholding Tax and Tax Credit Amount offset, US Holders will not receive any net payment under the Current Treaty.

      A US Holder that receives a dividend on Marconi Corporation Shares may elect to include the Tax Credit Amount as an additional distribution by filing an election on IRS Form 8833 with the US Holder's US federal income tax return for the relevant year. If a US Holder makes the election, the US Holder will be subject to US taxation on the sum of the dividend and the Tax Credit Amount. A US Holder will also, in such a case, be treated as paying UK Withholding Tax equal to the Tax Credit Amount that, subject to generally applicable limitations, is eligible for credit against such US Holder's US federal income tax liability or, at the US Holder's election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a US Holder's expected economic profit, after non-US taxes, is insubstantial.

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      The New Treaty does not provide for payment of the Tax Credit Amount except during the first year after the New Treaty comes into force.

      For purposes of calculating the foreign tax credit, dividends paid on Marconi Corporation Shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain US Holders, "financial services income". In certain circumstances, a US Holder that (i) has held Marconi Corporation Shares for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for UK Withholding Taxes imposed on dividends paid on Marconi Corporation Shares. PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT UNDER THEIR PARTICULAR CIRCUMSTANCES.

      Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on Marconi Corporation Shares unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States.

      However, as discussed in the "Dividend Policy" discussion above, the Directors do not expect to pay a dividend in the foreseeable future.

(ii)    Sale or Other Disposition of Marconi Corporation Shares

      Subject to the discussion under "Passive Foreign Investment Company Considerations", a US Holder will generally recognise a gain or loss for US federal income tax purposes upon the sale or exchange of Marconi Corporation Shares in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US Holder's tax basis in such Marconi Corporation Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the Marconi Corporation Shares were held for more than one year. A further reduced tax rate may apply to capital gain on Marconi Corporation Shares held by individual holders for more than five years. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

      To the extent US Holders receive the Marconi Corporation Shares pursuant to the Marconi Corporation scheme of arrangement, any gain arising from the sale or other disposition of the Marconi Corporation Shares may be characterised as ordinary income to the extent of any accrued market discount attributable to such Marconi Corporation Shares. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICABILITY OF THE MARKET DISCOUNT RULES UNDER THE CODE TO EACH OF THEIR OWN INDIVIDUAL CIRCUMSTANCES AND THE US FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE SALE OR OTHER DISPOSITION OF THE MARCONI CORPORATION SHARES WITH ACCRUED MARKET DISCOUNT.

      A US Holder that receives foreign currency on the sale or other disposition of Marconi Corporation Shares will realise an amount equal to the US dollar value of the foreign currency on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on settlement date). If a US Holder receives foreign currency upon a sale or exchange of Marconi Corporation Shares, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognise any gain or loss on such conversion.

      Subject to the discussion under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of Marconi Corporation Shares unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

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(iii)   Redemption of Marconi Corporation Shares

      Subject to the discussion under "Passive Foreign Investment Company Considerations", a redemption of Marconi Corporation Shares by Marconi Corporation will be treated as a sale of the redeemed Marconi Corporation Shares by the US Holder (which is taxable as described under "Sale or Other Disposition of Marconi Corporation Shares") or, in certain circumstances, as a distribution to the US Holder (which is taxable as described under "Distributions").

(iv)   Passive Foreign Investment Company Considerations

      A corporation organised outside the United States generally will be classified as a passive foreign investment company (PFIC) for US federal income tax purposes in any taxable year in which either: (a) at least 75 per cent. of its gross income is "passive income", or (b) on average at least 50 per cent. of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest.

      The Directors believe that it is not, and it does not expect to become, a PFIC for US federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that Marconi Corporation will not be considered a PFIC for any future taxable year. If it were a PFIC in any year, special, possibly materially adverse, consequences would (as discussed below) result for US Holders.

      If Marconi Corporation were a PFIC in any year during which a US Holder owns Marconi Corporation Shares the US Holder will be subject to additional taxes on any excess distributions received from Marconi Corporation and any gain realised from the sale or other disposition of the Marconi Corporation Shares (whether or not Marconi Corporation continues to be a PFIC). A US Holder has an excess distribution to the extent that distributions on the Marconi Corporation Shares during a taxable year exceed 125 per cent. of the average amount of distributions received during the three preceding taxable years (or, if shorter, the US Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any year before Marconi Corporation became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

      Some of the rules with respect to distributions and dispositions described above may be avoided if a US Holder makes a valid "mark-to-market" election (in which case, subject to certain limitations, the US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Marconi Corporation Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of Marconi Corporation Shares will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to US Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable US Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. The London Stock Exchange will constitute a qualified exchange for this purpose. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO WHETHER THE MARCONI CORPORATION SHARES WOULD QUALIFY FOR THE MARK-TO-MARKET ELECTION AND WHETHER SUCH ELECTION IS ADVISABLE.

      The foregoing rules with respect to distributions and dispositions may be avoided if a US Holder is eligible for and timely makes a valid "QEF election" (in which case the US Holder would be required to include in income on a current basis its pro rata share of Marconi Corporation's ordinary income and net capital gains). In order to be able to make the QEF election, Marconi Corporation would be required to

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      provide a US Holder with certain information. Marconi Corporation may decide not to provide the required information.

      Each US Holder of Marconi Corporation Shares must make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest.

      PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING WHETHER AN INVESTMENT IN MARCONI CORPORATION SHARES WILL BE TREATED AS AN INVESTMENT IN PFIC STOCK AND THE CONSEQUENCES OF AN INVESTMENT IN A PFIC.

(e)    BACKUP WITHHOLDING AND INFORMATION REPORTING

      Backup withholding and information reporting requirements may apply to certain payments to US Holders of dividends on Marconi Corporation Shares, principal or interest (including OID) paid or accrued on Senior Notes and Junior Notes, and to the proceeds of a sale or redemption of Warrants, Marconi Corporation Shares, Senior Notes or Junior Notes. Marconi Corporation, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a maximum rate of 30 per cent. (which rate is scheduled to change as a result of recent US legislation) of such payment if the US Holder fails (a) to furnish the US Holder's taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their Warrants, Marconi Corporation Shares, Senior Notes or Junior Notes through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's US federal income tax liability provided that the required information is furnished timely to the IRS.

      PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THEIR QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING THIS EXEMPTION.

13.     CERTAIN SECURITIES LAW DISCLOSURES

      This section sets out certain disclosures in connection with the securities laws of various jurisdictions. No action has been taken by Marconi Corporation or Marconi plc that would permit an offer or distribution of Marconi Corporation Shares, Notes or Warrants or possession or distribution of this document or any offer of publicity material in any jurisdiction where action for that purpose is required, other than in the United Kingdom and as described below.

       AUSTRALIA

      This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purpose of Australia's Corporations Act 2001. The Marconi Corporation Shares, Notes and Warrants that are the subject of this document will be distributed pursuant to exemptions from, or under a transaction not subject to, the disclosure requirements of Chapter 6D of the Australia's Corporations Act 2001, and may not be offered for sale (or transferred, assigned or otherwise alienated) to investors in Australia for at least 12 months after their distribution, except in circumstances where disclosure to investors is not required under Chapter 6D of the Australia's Corporations Act 2001 or unless a compliant disclosure document is prepared and lodged with the Australian Securities and Investments Commission.

       FRANCE

      Marconi Corporations Shares and Notes will be distributed pursuant to the Schemes to Scheme Creditors, Bondholders and Designated Recipients located in France only in reliance on the exemptions provided

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      under Article L.411-2 of the French Monetary and Financial Code and Decree
      no. 98-880 dated 1 October 1998 to persons that are "qualified investors" as defined under such Article.

       ITALY

      Unless necessary regulatory clearances are received in a timely manner, Marconi Corporations Shares and Notes will be distributed pursuant to the Schemes to Scheme Creditors and Bondholders, and Warrants to Marconi plc Shareholders, located in Italy only in reliance on the exemptions provided under Legislative Decree No 58 of 24 February 1998 and its implementing CONSOB Regulations.

      Persons in Italy should note that Marconi Corporation Shares, Notes or Warrants received pursuant to an exemption may not be offered, sold or delivered nor may copies of this document or any other document relating to the Marconi Corporation Shares, Notes or Warrants be distributed in Italy except (i) pursuant to the exemptions provided under Legislative Decree No 58 of 24 February 1998 and its implementing CONSOB Regulations or (ii) to an Italian resident who submits an unsolicited offer to purchase such Marconi Corporation Shares, Notes or Warrants.

       LUXEMBOURG

      The Marconi Corporation Shares, Notes and Warrants that are subject to this document will be distributed pursuant to exemptions from or under a transaction not subject to Luxembourg public offering law requirements and may consequently not be offered or sold to the public in the Grand Duchy of Luxembourg, and neither this document nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

       MALAYSIA

      Marconi Corporation Shares, Notes or Warrants will not be distributed pursuant to the Schemes to any person located in Malaysia. Scheme Creditors, Bondholders, Designated Recipients and Marconi plc shareholders located in Malaysia will accordingly receive cash in lieu of any securities to which they would otherwise be entitled under the Schemes.

       THE NETHERLANDS

      This document together with the certificate of approval of the United Kingdom Listing Authority has been submitted to the Authority for the Financial Markets (Autoriteit voor de Financiele Markten) for mutual recognition (pursuant to section 3, paragraph 1 in conjunction with section 5, paragraph 2 of the Securities Transactions Supervision Decree
      1995).

      Netherlands taxation of the Marconi Corporation Shares, Notes and Warrants

       General

      The following summary describes the principal Netherlands tax consequences of the acquisition, holding, redemption and disposal of the Marconi Corporation Shares, Notes and Warrants for residents or deemed residents of the Netherlands. This summary does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Marconi Corporation Shares, Notes and Warrants. Prospective holders of Marconi Corporation Shares, Notes or Warrants should consult a professional adviser with respect to the tax consequences of an investment in the Marconi Corporation Shares, Notes and Warrants. The discussion of certain Netherlands taxes set forth below is included for general information purposes only.

      This summary is based on the Netherlands tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of this document, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

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      This summary does not address the Netherlands tax consequences of a holder of Marconi Corporation Shares, Notes and/or Warrants who holds a substantial interest (aanmerkelijk belang) in Marconi Corporation, within the meaning of section 4.3 of the Income Tax Act 2001. Generally speaking, a holder of Marconi Corporation Shares, Notes and Warrants holds a "substantial interest" in Marconi Corporation, if such holder, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 per cent. or more of the total issued capital of Marconi Corporation or of 5 per cent. or more of the issued capital of a certain class of shares of Marconi Corporation, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in Marconi Corporation.

      This summary does not address the Netherlands tax consequences for a Scheme Creditor, Bondholder, Designated Recipient or Marconi plc Shareholder of the Schemes becoming effective.

      For the purpose of this summary, Marconi Corporation is considered not to be a resident of the Netherlands for Netherlands tax purposes.

       Withholding Tax

      No Netherlands withholding tax is due upon payments on the Marconi Corporation Shares, Notes or Warrants.

       Corporate Income Tax and Individual Income Tax

      If a holder of Marconi Corporation Shares, Notes or Warrants is subject to Netherlands corporate income tax and the Marconi Corporation Shares, Notes and/or Warrants are attributable to its (deemed) business assets, income derived from the Marconi Corporation Shares, Notes and/or Warrants and gains realised upon the redemption and disposal of the Marconi Corporation Shares, Notes and/or Warrants are generally taxable in the Netherlands.

      If an individual holder of Marconi Corporation Shares, Notes and/or Warrants is a resident or is deemed to be a resident of the Netherlands for Netherlands tax purposes (including the individual holder who has opted to be taxed as a resident of the Netherlands), the income derived from the Marconi Corporation Shares, Notes and/or Warrants and the gains realised upon the redemption and disposal of the Marconi Corporation Shares, Notes and/or Warrants, are taxable at the progressive rates of the Income Tax Act 2001, if:

      (i) the holder has an enterprise or an interest in an enterprise, to which enterprise the Marconi Corporation Shares, Notes and/or Warrants are attributable; or

      (ii) such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) within the meaning of article 3.4 of the Income Tax Act 2001, which include activities with respect to the Marconi Corporation Shares, Notes and/or Warrants that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

      If the above-mentioned conditions (i) or (ii) do not apply to the individual holder, the actual income derived from the Marconi Corporation Shares, Notes and/or Warrants and the actual gains realised with respect to the Marconi Corporation Shares, Notes and/or Warrants will not be taxable. Instead, such holder will be taxed at a flat rate of 30 per cent. on deemed income from "savings and investments" (sparen en beleggen) within the meaning of section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4 per cent. of the average of the individual's "yield basis" (rendementsgrondslag) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Marconi Corporation Shares, Notes and/or Warrants will be included in the individual's yield basis.

       Gift and Inheritance Taxes

      Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Marconi Corporation Shares, Notes and/or Warrants by way of a gift by, or on the death of, a holder who

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      is a resident or deemed to be a resident of the Netherlands for the purposes of Netherlands gift and inheritance tax at the time of the gift or his or her death.

      An individual of the Netherlands nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands gift and inheritance tax, if he or she has been resident in the Netherlands during the ten (10) years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands gift and inheritance tax only if he or she has been residing in the Netherlands at any time during the twelve (12) months preceding the time of the gift.

       Capital duty

      No Netherlands capital duty will be due by Marconi Corporation on the contribution made to Marconi Corporation on the issuance of the Marconi Corporation Shares and/or Warrants.

       Other Taxes and Duties

      No Netherlands VAT, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands by a holder of Marconi Corporation Shares, Notes and/or Warrants in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Marconi Corporation Shares, Notes and/or Warrants.

       Proposed EU Savings Directive

      On 21 January 2003, the European Council of Economics and Finance Ministers (ECOFIN) provisionally agreed on proposals under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period only, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being related to the conclusion of certain other agreements relating to information exchange with certain other countries). The proposed directive may be subject to further amendment and/or clarification.

       NEW ZEALAND

      The offer (if any) and issue of Marconi Corporation Shares, the Notes and the Warrants is made in accordance with the laws of the United Kingdom. This document is not a prospectus registered under New Zealand law and does not contain all the information that a New Zealand registered prospectus is required to contain. Marconi Corporation and Marconi plc may not be subject to New Zealand law and any instrument to be issued under the Restructuring in relation to the Marconi Corporation Shares, Notes and Warrants may not be enforceable in New Zealand courts.

       UNITED STATES

      The Marconi Corporation Shares, ADRs and Notes issued to Scheme Creditors and Bondholders pursuant to the Schemes will not be registered under the Securities Act on reliance on the exemption from registration provided by
      Section 3(a)(10) thereof, and will not be registered under the securities laws of any state of the US in reliance on exemptions provided under the securities laws of each state in which Scheme Creditors and Bondholders are located. Any Scheme Creditor or Bondholder that is an affiliate of Marconi Corporation or Marconi plc prior to the implementation of the Schemes and/or is or becomes an affiliate of Marconi Corporation following implementation of the Schemes will be subject to restrictions on the sale of Marconi Corporation Shares and Notes received pursuant to the Schemes pursuant to Rule 145(d) under the Securities Act.

      The Marconi Corporation Shares, ADRs and Warrants issuable to Marconi plc shareholders pursuant to the Marconi Corporation Scheme will be issued in transactions that are not subject to the registration requirements of the Securities Act or of the securities laws of any state of the US. The additional Marconi Corporation Shares issuable on exercise of Warrants will be issued pursuant to an effective registration

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      statement under the Securities Act. At an appropriate time, Marconi
      Corporation will file a registration statement with the SEC to provide for the issue of Marconi Corporation Shares from time to time upon exercise of Warrants. It is currently expected that this registration statement will become effective during the third calendar quarter of 2003. Warrants will not be exercisable by any person in the US prior to the effectiveness of this registration statement.

14.     MATERIAL CONTRACTS

14.1 The following is a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by any of the Company or its subsidiaries within the two years immediately preceding the date of this document and those contracts entered into by any member of the Group (not in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this document:

       Where this section refers to a material contract to which Marconi Corporation and/or Marconi plc is a party as excluded from the Marconi plc Scheme or the Marconi Corporation Scheme, this indicates that liabilities of Marconi Corporation and/or Marconi plc (as applicable) under such a contract are not to be compromised by the relevant Scheme or are not subject to the relevant Scheme and are expected to be satisfied by the relevant entity in accordance with the terms of that contract. A more detailed discussion of this aspect of the Schemes is contained in
       Part VII: Further information relating to the Restructuring. Liabilities of members of the Group (other than Marconi plc and Marconi Corporation) under the material contracts set out in this section will not be affected by the Schemes and will be satisfied in the ordinary course of business in accordance with the terms of that contract.

       EQUITY

      (a) SETTLEMENT DEED DATED 19 DECEMBER 2002 BETWEEN RT GROUP TELECOM SERVICES LIMITED (RTSL), RT GROUP PLC, MARCONI CORPORATION, ULTRAMAST LIMITED, JAMES SMITH AND NICHOLAS DARGAN. The shares in Ultramast Limited held by Marconi Corporation have been cancelled through a capital reduction and a repayment of capital has been made to Marconi Corporation. The Settlement Deed contains several indemnities: (1) Marconi Corporation agreed to indemnify Ultramast Limited in respect of two employees seconded from the Marconi Group; this indemnity is capped at L300,000; (2) Marconi Corporation agreed to indemnify RT Group Telecom Services Limited in relation to a contract between Ente Sardo e Fognature and Ultramast Limited; this indemnity is capped at L1.68 million; and (3) Marconi Corporation agreed to indemnify RT Group Telecom Services Limited and Ultramast Limited in respect of a side letter between Marconi plc and British Waterways Board (BWB) (now known as British Waterways); this indemnity is capped at L10 million. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

       ACQUISITIONS

      (b) MERGER AGREEMENT DATED 26 JUNE 2001 BETWEEN MARCONI CORPORATION AND EASYNET GROUP PLC (EASYNET) RELATING TO THE MERGER OF IPSARIS LIMITED WITH EASYNET. Immediately following the completion of this transaction, Marconi Corporation was the registered holder of approximately 30.9 million ordinary shares and approximately 48.6 million convertible ordinary shares in Easynet. The merger was completed on 26 July 2001 at which time the Easynet consideration shares issued to Marconi Corporation in consideration for the disposal of Marconi Corporation's shares in ipsaris Limited were admitted to the Official List of the UKLA. In February 2002 RTSL exercised the remaining part of its put option in respect of 1,324,054 ordinary shares in Easynet for an exercise price of approximately L20 million, although Marconi Corporation disputed its obligation to pay this exercise price and claimed against RTSL in relation to alleged breaches by RTSL in respect of the performance of its obligations to Ultramast Limited (a joint venture company owned 50:50 by Marconi Corporation and RTSL). This litigation has now been settled and the settlement provided for Marconi Corporation to acquire the 1,324,054 ordinary shares in Easynet. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

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      (c)   RELATIONSHIP AGREEMENT DATED 26 JUNE 2001 BETWEEN MARCONI
            CORPORATION AND EASYNET GROUP PLC (EASYNET). The Relationship Agreement provides that Marconi Corporation will exercise its powers of control to ensure Easynet is capable of carrying on its business independently of Marconi Corporation and that all transactions and future relationships between the companies are at arm's length and on a normal commercial basis. The Relationship Agreement also includes provisions regarding the composition of the Easynet board of directors, restrictions on the acquisition of Easynet shares by Marconi Corporation, the conversion of Easynet convertible ordinary shares into ordinary shares, non-competition between Marconi Corporation and Easynet and confidentiality. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (d) SUBSCRIPTION AGREEMENT DATED 6 OCTOBER 2000 BETWEEN MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LIMITED AND SPLICE DO BRASIL TELECOMMUNICACOES E ELECTRONICA S.A. (SPLICE). The agreement relates to the purchase of the business and certain assets of the transmission division of Splice in Brazil for a total consideration of up to US$169 million. The total consideration includes up to US$90 million subject to certain performance targets being met over a three year period. During the first year a performance-related payment of US$6.5 million was paid and no performance related payments are expected in respect of the second year. The maximum performance related payments outstanding are US$83.5 million.

       DISPOSALS

      (e) US RATIONALIZATION AGREEMENT DATED 28 AUGUST 2002 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., MARCONI COMMUNICATIONS INC. AND JABIL. Pursuant to the manufacturing agreement of 13 June 2001 referred to in (s) below, a US Rationalization Agreement was entered into on 28 August 2002 by which all parties agreed to implement a rationalisation plan which involves the closure of the Bedford, Texas operation acquired by Jabil from the Group in 2001. Members of the Marconi Corporation Group which are parties to this agreement will bear the costs of the rationalisation.

      (f) SHARE PURCHASE AGREEMENT DATED 2 AUGUST 2002 BETWEEN MARCONI (BRUTON STREET) LIMITED, MARCONI PLC AND FINMECCANICA SPA. On 2 August 2002 Marconi (Bruton Street) Limited entered into a Share Purchase Agreement to sell its interest in Marconi Mobile Holdings SpA to Finmeccanica SpA for a purchase price of E571.1 million in cash with E42.9 million in assumed debt (net of cash on the disposed business' balance sheet). Of the E571.1 million cash proceeds, E20 million was withheld as security in escrow for purchaser warranty claims. As part of the subsequent sale of OTE SpA to Finmeccanica SpA on 4 March 2003, E4 million of the funds held in escrow was released to the Group. E4 million was also put into a new escrow account in respect of trade payables from the Group to OTE. Marconi Mobile Holdings SpA and its subsidiaries conducted Marconi plc's strategic communications business. The strategic communications business designs, manufactures and supplies communications and information systems, primarily for defence and security applications, including ground, naval, avionic, communications/command and control systems. The proceeds were received in the form of cash and in debt assumed by Finmeccanica SpA. The transaction closed on 2 August 2002. Marconi plc provided a guarantee for the performance of the obligations of Marconi (Bruton Street) Limited under the Share Purchase Agreement. Finmeccanica SpA has notified Marconi (Bruton Street) Limited and Marconi plc that it believes it has various claims under this Agreement. Subject to the Marconi Corporation Scheme becoming effective, the above guarantee will be novated from Marconi plc to Marconi Corporation and will remain a liability of Marconi Corporation after the Restructuring as it will be excluded from the Marconi Corporation Scheme. Further information relating to the above novation is described in paragraph (vv).

      (g) EUROPEAN RATIONALISATION AGREEMENT DATED 11 APRIL 2002 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., MARCONI COMMUNICATIONS INC AND JABIL. Pursuant to the manufacturing agreement of 13 June 2001, a European Rationalisation Agreement was entered into on 11 April 2002 by which all parties agreed to implement a rationalisation plan, which involves a downsizing and some relocation of Jabil's

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            operations in England and in Italy which had previously been acquired from the Group in June 2001. Members of the Marconi Corporation Group which are parties to this agreement will bear the costs of the rationalisation.

      (h) STOCK PURCHASE AGREEMENT DATED 10 JANUARY 2002 IN RESPECT OF THE SALE OF MARCONI PLC'S DATA SYSTEMS SUBSIDIARIES BY MARCONI SYSTEMS HOLDINGS INC., MARCONI CORPORATION AND AB DICK HOLDINGS LIMITED TO DH HOLDINGS CORP., LAUNCHCHANGE LIMITED AND KOLLMORGEN S.A.S. AND A GUARANTEE DATED 10 JANUARY 2002 FROM MARCONI PLC IN FAVOUR OF DH HOLDINGS CORP., LAUNCHCHANGE AND KOLLMORGEN S.A.S. On 10 January 2002 subsidiaries of Marconi plc entered into a Stock Purchase Agreement to sell their interests in Marconi Data Systems Inc. and certain affiliated entities to subsidiaries of Danaher Corporation plc for a purchase price of approximately US$400 million. The companies sold conducted Marconi plc's ink jet printing business. The transaction closed on 5 February 2002. Marconi plc provided a guarantee for the performance of the obligations of Marconi Corporation, Marconi Systems Holdings, Inc. and AB Dick Holdings Limited under the Stock Purchase Agreement. DH Holdings Corp. has notified Marconi Corporation and Marconi plc that it believes it has various claims under this agreement. Liabilities of Marconi plc under the guarantee will be compromised pursuant to the Marconi plc Scheme. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (i) SALE AND PURCHASE AGREEMENT DATED 20 DECEMBER 2001, AS RESTATED, FOR THE SALE OF MARCONI CORPORATION'S 50 PER CENT. SHAREHOLDING IN GENERAL DOMESTIC APPLIANCES HOLDINGS LIMITED (GDA) BETWEEN MERLONI ELETTRODOMESTICI SPA AND MARCONI CORPORATION, FOR A CASH CONSIDERATION OF E195.5 MILLION. The transaction, which was subject to regulatory approval and other closing conditions, closed on 8 March 2002. Prior to completion of the transaction, Marconi plc received a dividend of L23 million from GDA. This comprised the annual cash dividend associated with Marconi plc's stake in GDA, together with a special dividend relating to the proceeds from the sale by GDA of its subsidiary, GDA Applied Energy Limited. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (j) STOCK PURCHASE AGREEMENT DATED 20 DECEMBER 2001 BETWEEN MARCONI CORPORATION, MARCONI SYSTEMS HOLDINGS INC., DH HOLDINGS CORP. AND LAUNCHCHANGE LIMITED. On 20 December 2001 subsidiaries of Marconi plc entered into a Stock Purchase Agreement to sell their interests in Marconi Commerce Systems Inc. and Marconi Commerce Systems Limited to subsidiaries of Danaher Corporation plc for a purchase price of US$325 million. The companies being sold conducted the Group's fuel dispensing equipment and retail automation businesses. The transaction closed on 1 February 2002. Marconi plc provided a guarantee for the performance of the obligations of its subsidiaries under the Stock Purchase Agreement. DH Holdings Corp has notified Marconi Corporation and Marconi plc that it believes it has various claims under this Agreement. The liabilities of Marconi plc under the guarantee will be compromised pursuant to the Marconi plc Scheme. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (k) ASSET PURCHASE AGREEMENT DATED 17 DECEMBER 2001, AS AMENDED, BETWEEN MARCONI CORPORATION, MARCONI OPTICAL COMPONENTS LIMITED AND BOOKHAM TECHNOLOGY P.L.C. (BOOKHAM). On 17 December 2001 Marconi Optical Components Limited agreed to sell the assets and liabilities of its optical components business based at Caswell, Northamptonshire and Chelmsford, Essex, to Bookham in exchange for 12,891,000 ordinary shares in Bookham, equivalent to 9 per cent. of the issued ordinary share capital of Bookham. Based on the mid-market closing share price of Bookham on 14 December 2001, Marconi Optical Components Limited received shares then worth L19,723,230. The transaction closed on 1 February 2002. Pursuant to a subsequent agreement between Bookham and Nortel Technologies Inc., Marconi Corporation now owns approximately 6 per cent. of Bookham. Liabilities of Marconi Corporation under the Asset Purchase Agreement, as amended, are excluded from the Marconi Corporation Scheme.

      (l) GLOBAL PROCUREMENT AGREEMENT DATED 17 DECEMBER 2001 BETWEEN MARCONI COMMUNICATIONS INC. AND BOOKHAM TECHNOLOGY P.L.C. (BOOKHAM). On 17 December 2001

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            Marconi Communications, Inc. entered into a supply agreement with
            Bookham pursuant to which Marconi Communications, Inc. agreed to purchase L30 million of Bookham's optical components with the benefit of a guarantee from Marconi Corporation given under the Asset Purchase Agreement referred to in (k) above. The purchase commitment is split on a quarter-by-quarter basis and will end on 30 June 2003. Liabilities of Marconi Corporation under the guarantee are excluded from the Marconi Corporation Scheme.

      (m) BLOCK TRADE AGREEMENT DATED 28 NOVEMBER 2001 BETWEEN MARCONI MOBILE SPA AND SALOMON BROTHERS INTERNATIONAL LIMITED UNDER WHICH MARCONI MOBILE SPA DISPOSED OF 6,163,641 OF ITS 11,083,625 SHARES IN LOTTOMATICA SPA, AN ITALIAN REGISTERED COMPANY FOR A TOTAL CONSIDERATION OF APPROXIMATELY E40 MILLION. These sales formed part of the Group's programme of disposing of certain investments in its non-core asset portfolio. Pursuant to the agreement, Marconi Mobile SpA sold to Salomon Brothers International Limited an aggregate of 6,163,641 ordinary shares in the share capital of Lottomatica SpA, a company organised under the laws of Italy. The purchase price was a net price of E6.52 per share making a total consideration of E40,186,939.32. The completion of the sale and purchase of the shares took place on 3 December 2001. The shares were purchased by Salomon Brothers International Limited as a block trade subject to the rules of Consob and the Mercato Telematico Azionario and additional matters set out in the agreement. The remaining 4,919,984 shares were sold pursuant to De Agostini's public offer for Lottomatica shares for a total cash consideration of approximately E32 million received on 4 February 2002.

      (n) SALE AGREEMENT RELATING TO THE SALE BY MARCONI CORPORATION OF ITS REMAINING SHAREHOLDING OF 1.49 PER CENT. IN LAGARDERE SCA, A LISTED FRENCH COMPANY, TO SALOMON BROTHERS INTERNATIONAL LIMITED ON 26 SEPTEMBER 2001 FOR APPROXIMATELY E69 MILLION. This sale formed part of the Group's programme of disposing of certain investments in its non-core asset portfolio. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (o) ASSET SALE AND LEASEBACK AGREEMENT DATED 26 SEPTEMBER 2001 BETWEEN MARCONI FLEET MANAGEMENT LIMITED AND INCHCAPE VEHICLE CONTRACTS LIMITED AND IVC CONTRACT HIRE LIMITED. On 26 September 2001 Marconi Fleet Management Limited, a wholly-owned subsidiary of Marconi Corporation, entered into a sale agreement for a substantial part of its fleet of motor vehicles with Inchcape Vehicle Contracts Limited. Gross sale proceeds of L28.5 million, were received by Marconi Fleet Management Limited, which on the same date entered into a lease agreement in respect of the said vehicles with IVC Contract Hire Limited, an associated company of Inchcape Vehicle Contracts Limited. As part of this transaction a Deed of Continuing Indemnity was entered into dated 26 September 2001 between Marconi Corporation and IVC Contract Hire Limited under which Marconi Corporation agreed to indemnify IVC Contract Hire Limited against certain losses payable by Marconi Fleet Management Limited resulting from or arising out of the agreements entered into with Marconi Fleet Management on or after 26 September 2001. This includes amounts due on termination of all or any of the agreements or acceptance by IVC Contract Hire Limited of repudiation by Marconi Fleet Management Limited. Liabilities of Marconi Corporation under these agreements are excluded from the Marconi Corporation Scheme.

      (p) SALE AND PURCHASE AGREEMENT DATED 12 JULY 2002 BETWEEN MARCONI CORPORATION AND REDWOOD 2002 LIMITED IN RESPECT OF THE SALE OF MARCONI APPLIED TECHNOLOGIES LIMITED, MARCONI APPLIED TECHNOLOGIES INC. AND THE ASSETS OF MARCONI APPLIED TECHNOLOGIES S.A. TO REDWOOD 2002 LIMITED FOR L57 MILLION. The consideration for the sale to Redwood 2002 Limited, a company owned by 3i and funds associated with 3i, comprised L50 million in cash and a L7 million vendor loan note. The sale of Marconi Applied Technologies Limited and Marconi Applied Technologies Inc completed on 12 July 2002; the sale of the assets of Marconi Applied Technologies S.A., which was subject to French regulatory consent, completed on 23 August 2002. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (q) STOCK PURCHASE AGREEMENT DATED 3 JULY 2001 (AS AMENDED) BETWEEN MARCONI CORPORATION, MARCONI SYSTEMS HOLDINGS INC. AND KONINKLIJKE PHILIPS ELECTRONICS N.V. (PHILIPS ELECTRONICS). On 3 July 2001 subsidiaries of Marconi plc entered into a Stock Purchase Agreement

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            with Koninklijke Philips Electronics N.V. pursuant to which such subsidiaries sold to Philips Electronics their interests in Marconi Medical Systems Holdings, Inc. and certain affiliates for a purchase price of US$1.1 billion. The subsidiaries being sold conducted Marconi plc's medical imaging equipment business and its radiological supplies distribution business. The transaction closed on 19 October 2001. By an amendment agreement dated 15 July 2002 the consideration was reduced to US$837 million. Marconi plc provided a guarantee for the performance of the obligations of its subsidiaries under the Stock Purchase Agreement. In connection with the post-closing adjustments provided for in the Stock Purchase Agreement, certain of the Group's obligations under the Stock Purchase Agreement have been terminated and a Communications Solutions Agreement, under which Philips Electronics was obligated to make certain purchases from the Group, has been terminated. The liabilities of Marconi plc under the guarantee will be compromised pursuant to the Marconi plc Scheme. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (r) PURCHASE AND SALE AGREEMENT DATED 19 JUNE 2001 BETWEEN CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED AND MARCONI CORPORATION. The Purchase and Sale Agreement was entered into by Marconi Corporation in order to sell 12,200,640 shares it held in Alstom S.A. to Credit Suisse First Boston (Europe) Limited and its affiliates. The net purchase price was E31.75 per share, for an aggregate purchase price of E387,370,320. The sale of shares to Credit Suisse First Boston (Europe) Limited took place outside of the United States pursuant to Regulation D of the US Securities Act. The Purchase and Sale Agreement contained customary representations and warranties and covenants including an undertaking by Credit Suisse First Boston (Europe) Limited and its affiliates and persons acting on their behalf not to sell the shares in the United States except as set forth in the Annex to the Purchase and Sale Agreement, not to engage in any general advertising or general solicitation within the meaning of Regulation D of the US Securities Act or in any manner involving a public offering within the meaning of Section 4(2) of the US Securities Act and not to engage in any directed selling efforts or conditioning of the market for shares in the United States or to United States persons, except as permitted under US federal and state securities laws. Settlement of the aggregate purchase price was made on 25 June 2001. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

      (s) MANUFACTURING AGREEMENT DATED 13 JUNE 2001 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., MARCONI COMMUNICATIONS GMBH, MARCONI COMMUNICATIONS INC AND JABIL. Pursuant to the Business Sale Agreement dated 11 January 2001 referred to in (w) below, a Manufacturing Agreement was entered into under which Jabil agreed to manufacture, assemble, test, package and deliver certain products (mostly those which were manufactured in the facilities sold under the Business Sale Agreement thereafter) to members of the Group. The Agreement is for an initial term of four years and continues until not less than six months' written notice of termination is given.

      (t) AGREEMENT FOR REPAIR SERVICES DATED 13 JUNE 2001 BETWEEN MARCONI COMMUNICATIONS LIMITED; MARCONI COMMUNICATIONS S.P.A.; MARCONI SUD S.P.A.; MARCONI COMMUNICATIONS GMBH; MARCONI COMMUNICATIONS INC AND JABIL. Pursuant to the Business Sale Agreement dated 11 January 2001 referred to in (w) below, a Repair Services Agreement was entered into by which Jabil agreed to provide a warehouse storage, inventory management, product repair and return service to members of the Group. The Agreement is for an initial term of four years and continues thereafter until not less than six months' written notice of termination is given.

      (u) DISPOSAL OF VARIOUS PROPERTIES. Since 25 March 2001, the Group has sold a number of sites to various purchasers. The four largest disposals were between Marconi Corporation and Geoffrey M. Warren for L34 million in respect of the freehold site at Wembley East Lane Business Park; Marconi Communications Limited and B.L.C.T. (14033) Limited for L21 million for the freehold site at New Century Park, Coventry; Marconi Corporation and Paul Smith Limited for L10.7 million for the leasehold site at Kemble House, London; and Marconi Communications International Holdings Limited in respect of the sale of the freehold of Edge Land, Liverpool to the North West Development Agency for L17.25 million. Liabilities of Marconi Corporation under the

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            agreement between Marconi Corporation and Geoffrey M. Warren and the agreement between Marconi Corporation and Paul Smith Limited are excluded from the Marconi Corporation Scheme.

      (v) UNDERWRITING AGREEMENT DATED 8 FEBRUARY 2001 BETWEEN CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED, SOCIETE GENERALE AND MERRILL LYNCH INTERNATIONAL AS UNDERWRITERS, ALCATEL S.A. (ALCATEL), MARCONI CORPORATION AND ALSTOM S.A. (ALSTOM). Under the Underwriting Agreement, Marconi Corporation and Alcatel sold to Credit Suisse First Boston (Europe) Limited, Societe Generale, Merrill Lynch International and other underwriters an equal number of shares of Alstom in connection with a global offering of 63,970,074 shares. In addition, Credit Suisse First Boston (Europe) Limited, Societe Generale, Merrill Lynch International and other underwriters agreed to purchase from Alcatel and Marconi Corporation such of 7,107,786 Alstom shares (if any) as were not sold in a French retail offering. The underwriters were also granted an option to purchase further Alstom shares in order to cover overallotments in relation to the offering. Each of the underwriters received an underwriting commission in respect of its underwriting commitment. Marconi Corporation sold approximately 76 per cent. of its approximate 24 per cent. ownership in Alstom for cash proceeds of L631 million. The Underwriting Agreement contained customary warranties, undertakings and indemnities from Alstom, Marconi Corporation and Alcatel. Liabilities of Marconi Corporation under this agreement are excluded from the Marconi Corporation Scheme.

       (w) SUPPLEMENTAL AGREEMENT DATED 13 JUNE 2001 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., MARCONI COMMUNICATIONS GMBH, MARCONI COMMUNICATIONS REAL ESTATE GMBH, MARCONI COMMUNICATIONS LIMITED, JABIL CIRCUIT OF TEXAS LP, JABIL CIRCUIT UK LIMITED, JABIL AND JABIL CIRCUIT ITALIA SRL. Pursuant to a Business Sale Agreement dated 11 January 2001 between members of the Group and Jabil, members of the Group agreed to sell to Jabil certain of their manufacturing and related assets located in England, Italy, Germany and the United States. A Supplemental Agreement dated 13 June 2001 was agreed by the parties by which further manufacturing and related assets located in England and the United States were sold to Jabil and certain amendments were made to the Business Sale Agreement. The transaction completed in the UK and Italy on 13 June 2001 and in the US on 15 October 2001 for a total consideration of US$184 million. The previously announced transfer of the operation at Offenburg, Germany did not proceed for legal and operational reasons. Marconi Communications Limited is guarantor for the performance of the obligations of its associated companies under both the Business Sale Agreement and the Supplemental Agreement.

      (x) AMENDMENT AGREEMENT DATED 22 JANUARY 2003 BETWEEN MARCONI COMMUNICATIONS LIMITED, MARCONI COMMUNICATIONS S.P.A., MARCONI SUD S.P.A., JABIL CIRCUIT UK LIMITED, JABIL AND JABIL CIRCUIT ITALIA SRL. Pursuant to a Business Sale Agreement dated 11 January 2001 and a Supplemental Agreement dated 13 June 2001 referred to in (w) above, an Amendment Agreement was entered into by which the parties agreed to amend certain terms within the Business Sale Agreement and the Supplemental Agreement including, inter alia, the payment of deferred premia by Jabil Circuit UK Limited and Jabil Circuit Italia Srl and the volume payments due from Marconi Communications Limited and Marconi Sud S.p.A.

       FINANCINGS

      (y) AGREEMENT DATED 6 AUGUST 2002 BETWEEN BARCLAYS BANK PLC AND MARCONI CORPORATION RELATED TO THE TERMINATION OF CERTAIN INTEREST RATE SWAP TRANSACTIONS. On 6 August 2002, Marconi Corporation and Barclays Bank PLC agreed to terminate certain interest rate swap transactions with effect from 7 August 2002. As part of that termination, Barclays Bank PLC agreed to lend to Marconi Corporation approximately US$24.8 million in payment of the settlement amount related to the termination.

             The loan bears interest at LIBOR plus 2.25 per cent. With effect from 25 March 2003, the loan is repayable on demand.

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          The loan is secured on, and subject to, the terms of the interim security described below in paragraph (kk). The liabilities of Marconi Corporation under this agreement will be compromised pursuant to the Marconi Corporation Scheme.

      (z) AGREEMENT DATED 6 AUGUST 2002 BETWEEN JPMORGAN CHASE BANK AND MARCONI CORPORATION RELATED TO THE TERMINATION OF CERTAIN INTEREST RATE SWAP AND FOREIGN EXCHANGE TRANSACTIONS. On 6 August 2002, Marconi Corporation and JPMorgan Chase Bank agreed to terminate certain interest rate swap and foreign exchange transactions with effect from 7 August 2002. As part of that termination, JPMorgan Chase Bank agreed to lend to Marconi Corporation approximately US$56.1 million in payment of the settlement amount related to the termination.

             The loan bears interest at LIBOR plus 2.25 per cent. With effect from 25 March 2003 the loan is repayable on demand.

             The loan is secured on, and subject to, the terms of the interim security described below in paragraph (kk). The liabilities of Marconi Corporation under this agreement will be compromised pursuant to the Marconi Corporation Scheme being implemented in accordance with its terms.

      (aa) AGREEMENT DATED 4 NOVEMBER 2002 BETWEEN UBS AG (UBS) AND MARCONI CORPORATION RELATED TO THE PAYMENT OF INTEREST ON CERTAIN INTEREST RATE SWAP TRANSACTIONS. Pursuant to this agreement Marconi Corporation paid an amount of US$4,388,542 to UBS (True-up Payment), being a pro-rata portion (by reference to the period from 3 May 2002 to 15 October 2002) of the contractual payment due from Marconi Corporation to UBS under an interest rate swap in respect of the period from 3 May 2002 to 4 November 2002. This pro-rata payment was consistent with the heads of terms.

             Following the making of the True-up Payment, UBS unilaterally terminated the interest rate swap, as a result of which a termination sum of US$30,950,000 (Termination Sum) became payable by Marconi Corporation to UBS.

             With effect from 25 March 2003, each of the unpaid portion of the contractual payment (US$531,944.11) (Unpaid Portion) and the Termination Sum is payable on demand.

             The Termination Sum is accruing interest (from 4 November 2002) at a rate of 2.6525 per cent. per annum.

             At the time the agreement was entered into, the liability of Marconi Corporation to UBS in respect of the interest rate swap (including the Unpaid Portion and the Termination Sum) was subject to the interim security described below in paragraph (kk). The liabilities of Marconi Corporation in respect of the Unpaid Portion and the Termination Sum will be compromised pursuant to the Marconi Corporation Scheme.

      (bb)  INTERIM BONDING FACILITY DATED 10 MAY 2002 BETWEEN HSBC BANK PLC
            (HSBC), BARCLAYS BANK PLC (BARCLAYS) AND MARCONI BONDING LIMITED
            (MBL) (AS AMENDED BY AN AMENDMENT LETTER DATED 24 OCTOBER 2002, UNDER WHICH JPMORGAN CHASE BANK (JPMORGAN) ACCEDED AS A NEW BANK PURSUANT TO THE INTERIM BONDING FACILITY AND AS FURTHER AMENDED BY AN AMENDMENT LETTER DATED 28 MARCH 2003), COUNTER INDEMNITY AGREEMENT BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 10 MAY 2002, SECURITY OVER CASH AGREEMENT BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 10 MAY 2002, COUNTER INDEMNITY AGREEMENT GIVEN BY MBL IN FAVOUR OF JPMORGAN DATED 29 OCTOBER 2002 AND SECURITY OVER CASH AGREEMENT GIVEN BY MBL IN FAVOUR OF JPMORGAN DATED 29 OCTOBER 2002. In May 2002 an interim bonding facility of L60 million was provided by HSBC and Barclays under which MBL can request bonds to be issued by those banks on behalf of members of the Group. The bonds are required to be fully cash collateralised and security is required to be given over all cash deposits under separate agreements between MBL and each bank. In October 2002 the interim bonding facility was amended to increase the facility limit to L150 million and to introduce JPMorgan as a party to the interim bonding facility. The availability period under the interim bonding facility expires on the date notified to MBL by HSBC, Barclays and JPMorgan. The banks may notify expiry of availability on the Schemes becoming effective and implemented in accordance with their terms.

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      (cc)  TEMPORARY BONDING FACILITY AGREEMENT DATED 8 FEBRUARY 2002 BETWEEN
            HSBC BANK PLC (HSBC), BARCLAYS BANK PLC (BARCLAYS) AND MARCONI BONDING LIMITED (MBL) (AS AMENDED ), COUNTER INDEMNITY AGREEMENTS BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 8 FEBRUARY 2002, CASH COLLATERAL AGREEMENTS BETWEEN MBL AND EACH OF HSBC AND BARCLAYS DATED 8 FEBRUARY 2002. In February 2002 a temporary bonding facility was provided by HSBC and Barclays under which MBL could request bonds to be issued by those banks on behalf of members of the Group. The bonds were required to be fully cash collateralised (although security was not given over those deposits). If any bond issued under the facility is extended, security must be given over the relevant deposit. The availability period under the temporary bonding expired on 29 March 2002.

      (dd) PURCHASE AGREEMENTS DATED 17 DECEMBER 2001 AS EXTENDED ON 14 JANUARY 2002 BETWEEN ANCRANE, A SUBSIDIARY OF MARCONI PLC, MORGAN STANLEY & CO. INCORPORATED AND MORGAN STANLEY AND CO. INTERNATIONAL LIMITED FOR THE PURCHASE ON BEHALF OF ANCRANE FROM VARIOUS PRIVATE VENDORS OF E500,000,000 5.625 PER CENT. BONDS DUE 2005, E1,000,000,000 6.375
            PER CENT. BONDS DUE 2010, US$900,000,000 7 3/4 PER CENT. BONDS DUE 2010 AND US$900,000,000 8 3/8 PER CENT. BONDS DUE 2030 ISSUED BY MARCONI CORPORATION. Pursuant to these transactions during December 2001 and January 2002, Ancrane purchased in privately negotiated transactions E67.9 million in principal amount (13.6 per cent.) of the E500,000,000 5.625 per cent. bonds due 2005 (the 2005 eurobonds), approximately E256.7 million in principal amount (25.7 per cent.) of the E1,000,000,000 6.375 per cent. bonds due 2010 (the 2010 eurobonds), approximately US$131.0 million in principal amount (14.6 per cent.) of the US$900,000,000 7 3/4 per cent. bonds due 2010 (the 2010 yankee bonds) and approximately US$130.1 million in principal amount (14.5 per cent.) of the US$900,000,000 8 3/8 per cent. bonds due 2030 (the 2030 yankee bonds) issued by Marconi Corporation. Following this purchase, approximately E432.1 million in principal amount of the 2005 eurobonds, approximately E743.3 million in principal amount of the 2010 eurobonds, approximately US$769.0 million in principal amount of the 2010 yankee bonds and approximately US$769.9 million in principal amount of the 2030 yankee bonds remain in issue and not held by Marconi plc or any of its subsidiaries. Liabilities of Marconi Corporation under these bonds will be compromised pursuant to the Marconi Corporation Scheme.

      (ee) BANK FACILITY DATED 25 MARCH 1998 (BANK FACILITY) BETWEEN THE GENERAL ELECTRIC COMPANY, P.L.C. (NOW KNOWN AS MARCONI CORPORATION), HSBC INVESTMENT BANK PLC (NOW KNOWN AS HSBC BANK PLC) (HSBC), AS THE AGENT, MARINE MIDLAND BANK, AS THE US SWINGLINE AGENT, THE BANKS WHICH HAVE PARTICIPATED IN PROVIDING THE CREDIT FACILITY, AND OTHER FINANCIAL INSTITUTIONS, AS THE JOINT LEAD ARRANGERS, AS AMENDED FROM TIME TO TIME. The Bank Facility originally provided for the banks to make available to Marconi Corporation and certain of its subsidiaries a committed multicurrency 364-day revolving credit facility up to the amount of E1,500,000,000 and a 5-year committed multicurrency revolving credit facility up to the amount of E4,500,000,000. Marconi plc guarantees the facilities. The purpose of the revolving facilities was:

          (i) in the case of the 364-day facility, to finance the bridging and liquidity requirements of Marconi plc and its subsidiaries; and

          (ii) in the case of the 5-year facility, to finance the general corporate purposes of Marconi plc and its subsidiaries.

          The 364-day facility expired on 22 March 2001 and the 5-year facility expired on 25 March 2003. On 22 March 2002, Marconi Corporation and Marconi plc agreed to cancel all undrawn commitments under the 5-year facility and that all borrowings under the 5-year facility would be repayable on demand by HSBC, as agent for the banks. No demand for the repayment of the borrowings, or any part thereof, has been made by HSBC.

          Borrowings under the 5-year facility originally carried interest at a rate equal to the aggregate of LIBOR plus 0.175 per cent. On 1 April 2002, Marconi Corporation and Marconi plc agreed to increase the interest margin on borrowings from 0.175 per cent. to 2.25 per cent. with effect from 1 April 2002. Accrued interest on the borrowings is repayable on the last day of each interest

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          period. With effect from 30 September 2002, each outstanding advance under the five-year facility was converted into a term loan.

          Borrowings under the 5-year facility are secured on, and subject to, the terms of the interim security detailed in paragraph (kk) below. The liabilities of each of Marconi plc and Marconi Corporation under this agreement will be compromised pursuant to the Marconi plc Scheme and the Marconi Corporation Scheme, respectively.

       DEBT OFFERINGS

      (ff) INDENTURE DATED 19 SEPTEMBER 2000 RELATING TO US$900,000,000 7 3/4 PER CENT. BONDS DUE 2010 (THE 2010 BONDS) AND US$900,000,000 8 3/8 PER CENT. BONDS DUE 2030 (THE 2030 BONDS) BETWEEN MARCONI CORPORATION, MARCONI PLC AND THE BANK OF NEW YORK (TOGETHER THE YANKEE BONDS). Marconi Corporation is the issuer of the Yankee Bonds and Marconi plc guarantees the Yankee Bonds. The guarantee will terminate on the date that Marconi is unconditionally and irrevocably released from all its obligations as guarantor under the Bank Facility and the eurobond trust deeds dated 30 March 2000. The Yankee Bonds are listed on the Luxembourg Stock Exchange and are governed by New York law.

          The 2010 bonds will mature on 15 September 2010 and the 2030 bonds will mature on 15 September 2030. Interest is payable on the Yankee Bonds on 15 March and 15 September of each year, beginning on 15 March 2001. The Yankee Bonds may be redeemed in whole or in part at any time at a redemption price determined in accordance with the terms of the indenture plus accrued interest to the date of redemption. The indenture includes the following provisions:

          (i) limitations on the ability of Marconi Corporation to merge or consolidate with another company, or to transfer or sell all or substantially all of the Group's assets

          (ii) limitations on the ability of Marconi Corporation or any material subsidiary to incur any debt secured by an encumbrance on the property or equity interests of Marconi Corporation or any material subsidiary unless the Yankee Bonds are equally secured, subject to certain exceptions

          (iii) limitations on the ability of Marconi plc to guarantee any debt securities of Marconi Corporation without providing a similar guarantee in respect of the Yankee Bonds, subject to certain exceptions

          (iv) limitations on the ability of Marconi Corporation or any material subsidiary to enter into sale and leaseback transactions, subject to certain exceptions

          The indenture for the Yankee Bonds contains events of default, including:

          (i)   bankruptcy or insolvency of Marconi Corporation or Marconi plc

          (ii) failure by Marconi Corporation to pay interest when due on the Yankee Bonds if not cured within a period of 14 days

          (iii) failure of Marconi Corporation or Marconi plc to perform or observe its obligations under the Yankee Bonds or the indenture (if not cured within 30 days)

          (iv) an event of default under existing agreements for borrowed money causing amounts due under those agreements to become due prematurely, or Marconi Corporation or Marconi plc failing to make payment of such amounts within five business days of the due date for payment or, if longer, within any applicable grace period

          (v) Marconi plc's guarantee of the Yankee Bonds not being, or being claimed by Marconi plc not to be, in full force and effect (other than following its termination in accordance with its terms)

          The failure to repay borrowings under the Bank Facility would trigger an event of default under the Yankee Bonds.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

          The Yankee Bonds rank at least equal to all other existing and future senior unsecured debt of Marconi Corporation.

          The bonds are represented by a global security deposited with The Bank of New York as depository for The Depository Trust Company or its successor or nominee.

          The Yankee Bonds are secured on, and subject to, the terms of the interim security described below. The liabilities of each of Marconi plc and Marconi Corporation under the Yankee Bonds will be compromised pursuant to the Marconi plc Scheme and the Marconi Corporation Scheme respectively.

      (gg) TRUST DEED DATED 30 MARCH 2000 RELATING TO E500,000,000 5.625 PER CENT. BONDS DUE 2005 BETWEEN MARCONI CORPORATION, MARCONI PLC AND THE LAW DEBENTURE TRUST CORPORATION P.L.C., AND TRUST DEED DATED 30 MARCH 2000 RELATING TO E1,000,000,000 6.375 PER CENT. BONDS DUE 2010 BETWEEN MARCONI CORPORATION, MARCONI PLC AND THE LAW DEBENTURE TRUST CORPORATION P.L.C. (THE EUROBONDS). Marconi Corporation is the issuer of the eurobonds and Marconi plc guarantees the eurobonds. The guarantee will terminate on the date that Marconi Corporation certifies to the eurobond trustee that Marconi plc has been unconditionally and irrevocably released from all its obligations as guarantor under the Bank Facility. The eurobonds are traded on the London Stock Exchange's market for listed securities. The eurobonds bear interest at a fixed rate per annum on their outstanding principal amount from and including 30 March 2000, payable annually in arrears on 30 March. The first interest payment date was 30 March 2001. Marconi Corporation or any of its subsidiaries may purchase the eurobonds in any manner and at any time. The trust deeds governing the eurobonds provide for events of default, including:

          (i)   bankruptcy or insolvency of Marconi Corporation or Marconi plc

          (ii) failure by Marconi Corporation to pay interest when due on the eurobonds if not cured within a period of 14 days

          (iii) failure of Marconi Corporation or Marconi plc to perform or observe its obligations under the trust deeds governing the eurobonds (if not cured within a period of 30 days)

          (iv) an event of default under existing agreements for borrowed money causes amounts due under those agreements in excess of a specified sum to become due prematurely, or Marconi Corporation or Marconi plc failing to make payment of such amounts within five business days of the due date for payment, or, if longer, within any applicable grace period

          (v) Marconi plc's guarantee of the eurobonds is not, or is claimed by Marconi plc not to be, in full force and effect (other than following its termination in accordance with its terms)

          The failure to repay borrowings under the Bank Facility would trigger an event of default under the eurobonds.

          For so long as the eurobonds remain outstanding, Marconi Corporation has agreed that it will not, without taking actions which satisfy the eurobond trustee or 75 per cent. of the holders of the eurobonds, create or have outstanding any mortgage, charge, pledge, lien or other security interest on any of its present or future assets or revenues to secure debt securities. Except for the guarantee of the eurobonds by Marconi plc, Marconi Corporation has agreed that it will not, without taking actions which satisfy the eurobond trustee or 75 per cent. of the holders of the eurobonds, permit to exist any other guarantee of or indemnity or any arrangement having similar effect from Marconi plc relating to debt securities of Marconi Corporation. These provisions are not violated by the interim security.

          The eurobonds are secured on, and subject to, the terms of the interim security described in paragraph (kk) below. The liabilities of each of Marconi plc and Marconi Corporation under the eurobonds will be compromised pursuant to the Marconi plc Scheme and the Marconi Corporation Scheme, respectively.

      (hh) FLOATING RATE UNSECURED GUARANTEED LOAN NOTES DUE 28 JULY 2005 ISSUED BY MARCONI CORPORATION RELATING TO THE ACQUISITION OF ALBANY PARTNERSHIP LIMITED (APT) WITH A TOTAL FACE

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

            VALUE OF L31,416,000 (THE LOAN NOTES), BANK GUARANTEE BY HSBC BANK PLC DATED 28 JULY 2000 IN FAVOUR OF THE HOLDER OF LOAN NOTE NO. 1, (THE HSBC GUARANTEE) AND BANK GUARANTEES BY COMMERZBANK AG DATED 16 AUGUST 2000 IN FAVOUR OF THE HOLDERS OF LOAN NOTES NO. 2 AND NO. 3 RESPECTIVELY (THE COMMERZBANK GUARANTEES). Marconi plc issued the Loan Notes to the sellers of shares in APT on 28 July 2000 as part of the consideration for the purchase of APT by Marconi plc. The Loan Notes were guaranteed by HSBC and Commerzbank AG. On 15 August 2000, the shares in APT were transferred from Marconi plc to Marconi Corporation, the consideration for which consisted of a cash payment, the forgiveness of a debt owed by Marconi plc to Marconi Corporation and the substitution of Marconi Corporation as principal debtor under the Loan Notes.

          The final repayment date under the Loan Notes was 28 July 2005. However, the holders of the Loan Notes were first entitled to redeem the Loan Notes on 28 October 2002. Redemption notices were issued by the holders of the Loan Notes on 29 July 2002 and 22 August 2002 requiring Marconi Corporation to redeem the Loan Notes on 28 October 2002. When the Loan Notes were not redeemed by Marconi Corporation on that date, the Loan Note holders claimed under the HSBC Guarantee and Commerzbank Guarantees respectively. As a result of the payment of the outstanding principal and interest on the Loan Notes under the HSBC Guarantee and the Commerzbank Guarantees, the Loan Notes are no longer outstanding, but each of HSBC Bank plc and Commerzbank AG has a counter-indemnity claim against Marconi Corporation. The liabilities of Marconi Corporation under those counter-indemnities will be compromised pursuant to the Marconi Corporation Scheme.

       BANK AND BONDHOLDER UNDERTAKINGS

      (ii) LETTER OF UNDERTAKING DATED 25 APRIL 2002 FROM MARCONI PLC AND MARCONI CORPORATION TO THE CO-ORDINATION COMMITTEE AND HSBC INVESTMENT BANK PLC (NOW KNOWN AS HSBC BANK PLC) AS AGENT UNDER THE BANK FACILITY, AS AMENDED AND SUPPLEMENTED. On 25 April 2002, Marconi plc and Marconi Corporation gave certain undertakings in favour of the Group's Syndicate Banks. The undertakings extend to activities of the members of the Group and include restrictions, subject to certain exceptions, on the incurrence of additional financial indebtedness, the repayment of financial indebtedness, disposals of assets, acquisitions of businesses and shares, the creation of security, the entry into Intellectual Property arrangements with customers, the payment of dividends and other distributions and intra-group transactions. Following the expected release of the Interim Security described in Part VII: Further information relating to the Restructuring, the undertakings will also govern the arrangements with respect to the Lockbox Accounts. The undertakings do not restrict activities that are conducted by Group members in the ordinary course of trading. The undertakings, which were renewed and modified on 28 March 2003 terminate automatically on the Scheme Effective Date.

      (jj) LETTER OF UNDERTAKING DATED 30 MAY 2002 FROM MARCONI PLC AND MARCONI CORPORATION TO THE INFORMAL COMMITTEE OF BONDHOLDERS, AS AMENDED AND SUPPLEMENTED. On 30 May 2002, Marconi plc and Marconi Corporation gave certain undertakings in favour of an ad-hoc informal committee of the Group's bondholders. The undertakings extend to activities of the members of the Group and include restrictions, subject to certain exceptions, on the incurrence of additional financial indebtedness, the repayment of financial indebtedness, disposals of assets, acquisitions of businesses and shares, the creation of security, the entry into Intellectual Property arrangements with customers, the payment of dividends and other distributions and intra-group transactions. Following the expected release of the Interim Security described in Part VII:
             Further information relating to the Restructuring, the undertakings will also govern the arrangements with respect to the Lockbox Accounts. The undertakings do not restrict activities that are conducted by Group members in the ordinary course of trading. The undertakings, which were renewed and modified on 28 March 2003, will terminate automatically on the Scheme Effective Date.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

       INTERIM SECURITY

      (kk) TRUST DEED DATED 13 SEPTEMBER 2002 (AS AMENDED BY AMENDMENT DEEDS DATED 13 DECEMBER 2002 AND 28 MARCH 2003) BETWEEN HSBC INVESTMENT BANK PLC (NOW KNOWN AS HSBC BANK PLC) AS A TRUSTEE, MARCONI CORPORATION AND HIGHROSE LIMITED, BANKS' SECURITY OVER CASH DEED DATED 13 SEPTEMBER 2002 BETWEEN HSBC INVESTMENT BANK PLC AS TRUSTEE AND HIGHROSE LIMITED, AND BONDHOLDERS' SECURITY OVER CASH DEED DATED 13 SEPTEMBER 2002 BETWEEN HSBC INVESTMENT BANK PLC AS TRUSTEE AND HIGHROSE LIMITED. On 13 September 2002, interim security was granted over the cash held by Highrose Limited (a special purpose subsidiary of Marconi Corporation) in the Lockbox Accounts in favour of the Group's Bank Creditors and Secured Bondholders and Barclays Bank PLC (in its capacity as an ESOP Derivative Bank). Some of the terms of the security were amended on 13 December 2002 and were further amended on 28 March 2003. The Interim Security is expected to be released prior to the Scheme Meetings. A more detailed summary of the Interim Security is contained in Part VII: Further information relating to the Restructuring.

       SCHEME SUPPORT AND IMPLEMENTATION

      (ll) SCHEME IMPLEMENTATION DEED DATED 27 MARCH 2003 (SID) BETWEEN MARCONI PLC, MARCONI CORPORATION, ANCRANE, E A CONTINENTAL LIMITED, MARCONI NOMINEES LIMITED, BRITISH SEALED BEAMS LIMITED AND VARIOUS OTHER GROUP COMPANIES. The purpose of the SID was to put in place the legally binding arrangements which govern the rights and obligations between inter alia, Marconi plc and Marconi Corporation in implementing the Restructuring. Pursuant to the SID, Marconi Corporation, Marconi plc, E A Continental Limited, Ancrane, Marconi Nominees Limited, British Sealed Beans Limited and various other Group companies have agreed to perform certain obligations and undertaken not to do certain acts including, but not limited to, approving all shareholder resolutions necessary or desirable to give effect to the Marconi Corporation Scheme, assigning or novating certain guarantee obligations and/or licence agreements, providing all reasonable assistance and information and undertaking all reasonable acts and deeds to give effect to the assignment of certain intellectual property, making certain intra-group tax loss and group relief surrenders and providing certain tax indemnities. Ancrane has also agreed to make a repayment of capital in specie to Marconi plc of its assets, other than L100. Marconi Corporation has also agreed to procure the issue of a letter of credit (under the Performance Bonding Facility) in an amount of L2 million in favour of the Marconi plc Scheme Supervisors from time to time for them to draw on in relation to Marconi plc's Ongoing Costs. In the event that Marconi Corporation is unable to procure the issue of such letter of credit, it has undertaken to provide the sum of L2 million for the Marconi plc Scheme Supervisors to draw on in relation to Marconi plc's Ongoing Costs on similar terms to those set out in the Scheme Implementation Deed and the Performance Bonding Facility Agreement in relation to the letter of credit. Certain obligations and undertakings of the parties to the Deed (including Marconi Corporation's obligation to procure a letter of credit for Marconi plc's Ongoing Costs) are conditional upon and subject to the Marconi Corporation Scheme becoming effective and will, in part, give effect to the implementation of the Marconi Corporation Scheme upon it becoming effective. The liabilities of Marconi plc and Marconi Corporation under this deed are excluded from the Schemes.

      (mm) ESCROW AND DISTRIBUTION AGREEMENT DATED 27 MARCH 2003 BETWEEN MARCONI PLC, MARCONI CORPORATION PLC, REGENT ESCROW LIMITED, THE BANK OF NEW YORK, THE LAW DEBENTURE TRUST CORPORATION P.L.C., ANCRANE, BONDHOLDER COMMUNICATIONS GROUP AND THE SUPERVISORS. The purpose of the Escrow and Distribution Agreement was to put in place the legally binding arrangements which govern the holding of the Scheme Consideration under the Schemes by the escrow trustee after it is issued or delivered on the Effective Date of each Scheme and the distribution of the Scheme Consideration to Scheme Creditors and Designated Recipients by the distribution agent. The Scheme Consideration will be held by the escrow trustee on bare trust and distributed at the direction of the Supervisors and, in the case of Designated Recipients, the trustees for the respective Bond Issues. The Escrow and Distribution Agreement contains certain indemnities given by Marconi Corporation in favour of various parties, certain exclusions of liability on behalf of certain parties to it and purports to grant certain enforceable rights to Scheme

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

           Creditors and Designated Recipients in relation to the distribution of the Scheme Consideration. The liabilities of Marconi Corporation and Marconi plc under this agreement are excluded from the Schemes.

      (nn) RESTRUCTURING UNDERTAKING AGREEMENT DATED 13 SEPTEMBER 2002 BETWEEN MARCONI PLC, MARCONI CORPORATION AND BARCLAYS BANK PLC (BARCLAYS), AS AMENDED. Under this agreement, Barclays has agreed to support the Restructuring through the Schemes and to exercise all votes which it is entitled to exercise in its capacity as a Syndicate Bank, bilateral lender to Marconi Corporation, beneficiary of a Marconi Corporation guarantee or an ESOP derivative provider in favour of the Restructuring and the Schemes. The agreement terminates automatically on the occurrence of one of the relevant events set out therein, including that (a) the Scheme Effective Date for the Marconi Corporation Scheme has not occurred on or before 31 December 2003; (b) an enforcement event occurs under the interim security (unless the Marconi Corporation Scheme will nevertheless proceed); or (c) a demand is made by the agent for the repayment of the Bank Facility. Barclays may terminate its obligations under the agreement if, among other things, (i) Marconi Corporation or Marconi plc materially breaches any representation, warranty or covenant in the agreement; (ii) at the Creditors Meeting for the Marconi Corporation Scheme, the requisite approval for the Marconi Corporation Scheme is not obtained; or (iii) the Court sanction for the Marconi Corporation Scheme is not obtained.

      (oo) RESTRUCTURING UNDERTAKING AGREEMENT DATED 26 MARCH 2003 BETWEEN MARCONI CORPORATION, MARCONI PLC AND UBS AG (UBS). Under this agreement, UBS has agreed to exercise in favour of the Schemes, at the Scheme Meetings, all votes which it is entitled to exercise in its capacity as a Syndicate Bank, a bilateral lender to Marconi Corporation, a beneficiary of a Marconi Corporation guarantee or an ESOP derivative provider in respect of such claims as it holds as at the date of that agreement and which it continues to hold at such time as any vote is required of it, but only to the extent that such a vote is reasonably necessary for implementing the Schemes and the Restructuring. The voting undertaking shall not apply if UBS is entitled to vote at any Creditors Meeting in respect of any Bonds it may hold and such vote cannot be cast separately (including by means of a separate creditor vote or a split vote) from its vote or votes cast in respect of the above mentioned claims.

          In addition the agreement terminates on the occurrence of one of the relevant events set out in the ESOP Settlement Agreement, including
          (a) the release of Funding Letters in certain circumstances; (b) the enforcement of the interim security; (c) the Marconi Corporation Scheme not obtaining the requisite approval at the Marconi Corporation Scheme Meeting (d) the Court sanction for the Marconi Corporation Scheme not being obtained; (e) a demand being made by the agent for the repayment of the Bank Facility; (f) an insolvency event occurring in relation to Marconi Corporation or, subject to certain limitations, Marconi plc; or (g) the Scheme Effective Date for the Marconi Corporation Scheme not occurring on or before 31 December 2003.

      (pp) RESTRUCTURING UNDERTAKING AGREEMENT DATED 26 MARCH 2003 BETWEEN MARCONI CORPORATION, MARCONI PLC, CITIBANK, N.A. (CITIBANK) AND SALOMON BROTHERS INTERNATIONAL LIMITED (SBIL). Under this agreement, Citibank has agreed to exercise in favour of the Schemes, at the Scheme Meetings, all votes which it is entitled to exercise in its capacity as a Syndicate Bank, a bilateral lender to Marconi Corporation or a beneficiary of a Marconi Corporation guarantee in respect of such claims as it holds as at the date of that agreement and which it continues to hold at such time as any vote is required of it, but only to the extent that such a vote is reasonably necessary for implementing the Schemes and the Restructuring.

          The agreement terminates on the occurrence of one of the relevant events set out in the ESOP Settlement Agreement, including (a) the release of Funding Letters in certain circumstances; (b) the enforcement of the interim security; (c) the Marconi Corporation Scheme not obtaining the requisite approval at the Marconi Corporation Scheme Meeting; (d) the Court sanction for the Marconi Corporation Scheme not being obtained; (e) a demand being made by the agent for the repayment of the Bank Facility; (f) an insolvency event occurring in relation to Marconi Corporation or,

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

          subject to certain limitations, Marconi plc, and (g) the Scheme Effective Date for the Marconi Corporation Scheme not occurring on or before 31 December 2003.

      (qq) LETTERS OF CURRENT INTENTION FROM JPMORGAN CHASE BANK (JPMORGAN) DATED 11 DECEMBER 2002 AND FROM EACH OF HSBC BANK PLC AND THE ROYAL BANK OF SCOTLAND PLC (DATED 13 DECEMBER 2002) TO MARCONI PLC AND MARCONI CORPORATION. Under these letters, the relevant Co-ordination Committee members confirmed their current intention (as at the date of the relevant letter) to support the Restructuring of Marconi plc and Marconi Corporation on the terms and in the manner contemplated by the heads of terms. In doing so, each stated their current intentions to consider the Schemes and exercise all votes that they are entitled to in respect of the Bank Facility or any bilateral facility provided by or guaranteed by Marconi plc and/or Marconi Corporation other than claims relating to the Bonds issued by Marconi Corporation in favour of the Schemes and Restructuring. Each reserves the right to change its intentions in the future, or if: the Restructuring is not implemented on the basis of the heads of terms, an enforcement event has occurred at any time under the interim security (as described in Part VII: Further information relating to the Restructuring); Marconi plc or Marconi Corporation disclaims in writing or publicly expresses an intention not to pursue the Restructuring, a demand for re-payment of the Bank Facility is made or there is a default under the Bonds; or a public disclosure or announcement is made for the possible acquisition of all or substantially all of (i) the business, operations and/or assets of Marconi Corporation or (ii) the financial indebtedness of Marconi plc and/or Marconi Corporation owed to the Bank Creditors and to Bondholders.

      (rr) LETTERS OF CURRENT INTENTION DATED ON OR AROUND 13 DECEMBER 2002 FROM EACH OF THE MEMBERS OF THE INFORMAL COMMITTEE OF BONDHOLDERS (AS AT THAT DATE) TO MARCONI PLC AND MARCONI CORPORATION. Under these letters, each of the four members of the Informal Committee of Bondholders confirmed its current intention (as at the date of the letters) to support the Restructuring of Marconi plc and Marconi Corporation on the terms and in the manner contemplated by the heads of terms. In doing so, whenever any vote is required of such Bondholders in relation to the Schemes, such Bondholders stated their current intention to exercise all votes that they are entitled to in their capacity as Bondholders in favour of the Schemes and the Restructuring and not to act alone or in concert with others, or advise, assist or encourage any person to act in a manner which frustrates the Restructuring. Each such Bondholder reserves the right to change its intention in the future, or if: (a) the Restructuring is not implemented on the basis contemplated in the heads of terms; (b) an enforcement event has occurred at any time under the Interim Security, as further described in Part VII:
            Further information relating to the Restructuring; (c) Marconi plc or Marconi Corporation disclaims in writing or publicly expresses an intention not to pursue the Restructuring, a demand for re-payment of the Bank Facility is made or there is an event of default under the Bonds; (d) a public disclosure or announcement is made for the possible acquisition of all or substantially all of: (i) the business, operations and/or assets of Marconi Corporation; or (ii) the financial indebtedness of Marconi plc and/or Marconi Corporation owed to the Bank Creditors and to Bondholders; or (e) Marconi Corporation or Highrose Limited violates, breaches or repudiates any provision of the undertakings given by them in favour of the members of the Informal Committee of Bondholders on 13 September 2002 (and amended on 13 December 2002 and 28 March 2003) in connection with the interim security.

      (ss) STATEMENT AND WAIVER OF INTERCOMPANY BALANCES AGREEMENT DATED ON OR ABOUT 27 MARCH 2003 BETWEEN MARCONI PLC, MARCONI CORPORATION AND CERTAIN OTHER GROUP COMPANIES. In order to facilitate the effective implementation of the Schemes, and in particular to effect a clean up of existing inter-company claims owed to or by Marconi Corporation and Marconi plc and certain other Group companies, Marconi Corporation and Marconi plc have entered into a statement and waiver of intercompany balances agreement (Statement and Waiver Agreement) with certain other Group companies, listed below. A more detailed summary of the statement and waiver arrangements is set out in Part VII: Further information relating to the Restructuring.

          The following Group companies have already agreed to participate in the Statement and Waiver Agreement:

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

   A.B. Dick Holdings Ltd    AEI Furnaces Pty Ltd      Albany Partnership        Ancrane
                                                       Limited
   APT Nederlands BV         APT Telecommuniciones SL  Arrow Ltd                 Associated Automation
                                                                                 Ltd
   Associated Electrical     Associated Electrical     Associated Electrical     Associated Electrical
   Industries (Manchester)   Industries Holdings Ltd   Industries International  Industries Limited
   Ltd                                                 Limited
   Associated Electrical     Beijing Marconi           Bruton Street             Bruton Street Overseas
   Industries Ltd (Now       Communications            Investments Limited       Investments Limited
   known as Marconi          Technology Co Ltd
   Australia Holdings Pty.
   Limited)
   Bruton Street             Clanville Limited         Combined Electrical       Coppenhall Nominees
   Partnership                                         Manufacturers Ltd         Limited
   Daymo Ltd                 EA Continental Limited    Elliot Automation         Elliott-Automation
                                                       Continental SA            Holdings Limited
   FF Chrestian & Co Ltd     Fore Systems Limitada     Fore Systems Limited      FS Finance Corp
   FS Holding Corp           GEC (Hong Kong) Limited   GEC of Pakistan Limited   GEC Zambia Limited
   GPT (Nederland) BV        GPT Consumer Products     GPT Middle East Limited   GPT Payphone Systems Ltd
                             Ltd
   GPT Reliance Ltd          GPT Special Project       Harman Information        Highrose Limited
                             Management Limited        Technology Pty Ltd
   Krayford Ltd              Larnerway Ltd             Layana Limited            Marconi (Bruton Street)
                                                                                 Limited
   Marconi (DGP1) Limited    Marconi (DGP2) Limited    Marconi (Elliott          Marconi (Fifteen)
                                                       Automation) Limited       Limited
   Marconi (Fifty-Nine) Ltd  Marconi (Fifty-Three)     Marconi (Forty-Five)      Marconi (Forty-Four) Ltd
                             Ltd                       Limited
   Marconi (Forty-Three)     Marconi (Holdings)        Marconi (NCP) Limited     Marconi (Nine) Limited
   Limited                   Limited
   Marconi (Sixteen)         Marconi (Sixty-Nine)      Marconi (Sixty-Two) Ltd   Marconi (Thirteen)
   Limited                   Limited                                             Limited
   Marconi (Thirty-One)      Marconi (Thirty-Two)      Marconi (TLC) Ltd         Marconi (Twenty-Seven)
   Limited                   Limited                                             Limited
   Marconi (WCGL) Unlimited  Marconi Acquisition Corp  Marconi Aerospace         Marconi Ansty Limited
                                                       Unlimited
   Marconi Applied           Marconi Australia Pty     Marconi Bonding Limited   Marconi Capital Limited
   Tecnologies SA            Limited
   Marconi Caswell           Marconi Channel Markets   Marconi Columbia SA       Marconi Communications
   Developments Limited      GmbH                                                (CIS) Limited
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   AB                        Africa (Pty) Limited      Argentina SA              Asia Limited
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   B.V. (Netherlands)        BVBA                      Canada Holdings Inc.      Canada Inc
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   China Limited             de Mexico SA de CV        do Brasil Ltda            Federal Inc
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   Global Networks Limited   GmbH (Germany)            GmbH (Switzerland)        Holdings GmbH (Germany)
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   Holdings Inc.             Holdings Limited          Inc                       International Holdings
                                                                                 Limited
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi International
   International             International Limited     Investments Limited       Limited
   Investments Limited
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   Limited (Canada)          Limited (Ireland)         Limited (UK)              North America Inc.

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   Optical Fibres Limited    Optical Networks Corp     Optical Networks Limited  Overseas Services
                                                       (Ireland)                 Limited
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   Real Estate GmbH          SA (France)               SARL                      Software Systems GmbH &
                                                                                 Co KG
   Marconi Communications    Marconi Communications    Marconi Communications    Marconi Communications
   Software Systems Ver.     South Africa Pty Limited  South East Asia Pte Ltd   Technology Inc
   GmbH
   Marconi Communications    Marconi                   Marconi Corporation plc   Marconi Defense Overseas
   Telemulti Limitada        CommunicationsSpA                                   Limited
   Marconi Finance Inc.      Marconi Finance plc       Marconi Fleet Management  Marconi G.M. Limited
                                                       Limited
   Marconi Holdings SpA      Marconi Iberia SA         Marconi Inc               Marconi India Limited
   Marconi Information       Marconi Insurance         Marconi International     Marconi Middle East
   Systems Limited           Limited                   SpA                       (Saudi Arabia)
   Marconi Middle East LLC   Marconi Mobile Access     Marconi Mobile Systems    Marconi New Zealand
   (Dubai)                   SpA                       Limited                   Limited
   Marconi Nominees Limited  Marconi Optical           Marconi Photonica         Marconi plc
                             Components Limited        Limited
   Marconi Projects Hong     Marconi Property Ltd      Marconi Software          Marconi Software
   Kong Ltd                                            International Inc         Solutions Limited
   Marconi Sud SpA           Marconi                   Marconi Venezuela CA      MarconiCom Limited
                             Telecommunications India
                             Private Ltd
   McMichael Limited         Metapath Software         Metapath Software         Metapath Software
                             International             International (France)    International (Hong
                             (Australia) Pty Ltd       SA                        Kong) Limited
   Metapath Software         Metapath Software         Metapath Software         Metapath Software
   International (India)     International (US) Inc    International AB          International Brasil
   Private Limited                                                               Ltda
   Metapath Software         Metapath Software         Metapath Software         Metropolitan-Vickers
   International Inc.        International Limited     International Nominees    Electrical Co Ltd
                                                       Limited
   Micro Scope Limited       MNI Tecnologiase e        Mobile Systems            Mobile Systems (UK) Ltd
                             Sistemas de Communicacao  (Holdings) Ltd
                             SA
   Mobile Systems Group Ltd  Mobile Systems            Mobile Systems Services   MSI Cellular Invesmtents
                             International Holdings    Ltd                       (One) Ltd
                             Limited
   Netscient Limited         Northwood Technologies    Northwood Technologies    Palmaz Ltd
                             Inc.                      Limited
   Photonica Limited         Photoniqa Limited         Pyford Limited            Rainford Group Trustees
                                                                                 Ltd
   Rainford Racks Ltd        RELTEC (Coventry) Ltd     RELTEC Mexico SA de CV    RELTEC Services (UK)
                                                       (now known as Marconi     Limited
                                                       Communications, S.A. de
                                                       C.V.)
   Robert Stephenson &       Ronaldi Ltd               Salplex Ltd               SNC Composants & Cie
   Hawthorns Ltd
   Styles & Mealing Limited  Systems Management        TCL Projects Limited      Telephone Cables Limited
                             Specialists Inc
   Tetrel Limited            The English Electric      The General Electric      The Kingsway Housing
                             Company, Limited          Company of Singapore      Association Ltd
                                                       Private Limited
                                                       (Now known as Marconi
                                                       Singapore Pte Ltd)

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

   The M-O Valve Co Ltd      The Rotary Engineering    The Vulcan Foundry Ltd    Woods of Colchester
                             Company Limited                                     Housing Society Limited
   Yeslink Unlimited         Zipbond Ltd

      (tt) DEED OF NOVATION DATED 26 MARCH 2003 BETWEEN MARCONI CORPORATION, MARCONI PLC AND BAE SYSTEMS PLC (BAE). Under this deed, all obligations under the MES Transaction are novated from Marconi plc to Marconi Corporation with effect from the Scheme Effective Date of the Marconi Corporation Scheme. In addition, Marconi plc, Marconi Corporation and BAE have agreed that no amount should be paid by Marconi plc or Marconi Corporation to BAE in relation to certain claims made by the parties under the MES Transaction and that Marconi Corporation will reduce any amounts which may be payable to it in the future by BAE under the MES Transaction by US$18,600,000.

      (uu) NOVATION AGREEMENT DATED 26 MARCH 2003 BETWEEN MARCONI CORPORATION, MARCONI PLC AND LEMELSON MEDICAL, EDUCATION AND RESEARCH FOUNDATION, LIMITED PARTNERSHIP (LEMELSON AGREEMENT). Under this agreement the Lemelson Agreement is novated from Marconi plc to Marconi Corporation.

      (vv) DEED OF NOVATION AND AMENDMENT DATED 26 MARCH 2003 BETWEEN MARCONI CORPORATION, MARCONI PLC AND FINMECCANICA SPA (FINMECCANICA). Pursuant to this deed, all obligations of Marconi plc under the share purchase agreement dated 2 August 2002 between Marconi plc (as guarantor), Marconi (Bruton Street) Limited (as vendor) and Finmeccanica (as purchaser) will be novated to Marconi Corporation with effect from the Scheme Effective Date of the Marconi Corporation Scheme.

      (ww) SPONSORS' AGREEMENT DATED 31 MARCH 2003 BETWEEN THE COMPANY, MARCONI PLC, LAZARD AND MORGAN STANLEY. Under the sponsors' agreement, Lazard and Morgan Stanley have agreed to act as joint sponsors for the Company in connection with Admission. The Company and Marconi plc have given Lazard and Morgan Stanley certain representations and warranties regarding, inter alia, the accuracy of information contained in this document and the Scheme Document. Marconi plc and the Company have also given certain indemnities in relation to the Schemes and other indemnities on customary terms against certain liabilities in connection with the accuracy of information contained in this document and the Scheme Document and certain other documents in connection with Admission. The agreement may be terminated prior to Admission in certain circumstances, including where any statement contained in the Scheme Document or this document or any of the representations and warranties in the agreement is or has become untrue, incorrect or misleading in any material respect. Certain expenses relating to Admission and the Schemes are payable by the Company.

      (xx) DEPOSIT AGREEMENT DATED 31 MARCH 2003 BETWEEN MARCONI CORPORATION, THE BANK OF NEW YORK, AS DEPOSITARY, AND OWNERS AND BENEFICIAL OWNERS OF AMERICAN DEPOSITARY RECEIPTS. This agreement governs the rights and obligations of Marconi Corporation, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts issued in respect of Marconi Corporation Shares.

       ESOP ARRANGEMENTS

      (yy) ESOP ESCROW AGREEMENT DATED 13 DECEMBER 2002 BETWEEN MARCONI CORPORATION, MARCONI PLC, HSBC INVESTMENT BANK PLC AND BARCLAYS BANK PLC (BARCLAYS). The ESOP Escrow Agreement implements the substantive provisions of the ESOP Term Sheet concluded on 28 August 2002 and provides the basis on which two escrow accounts may be funded and held pending agreement or determination of Barclays' claims (if any) against certain operating subsidiaries of Marconi plc (Opcos) in relation to certain potential liabilities. Which escrow account is established will depend on whether the Restructuring is successful or not. The ESOP Escrow Agreement:

                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

          (i) sets out the terms on which, upon the Marconi Corporation Scheme becoming effective, approximately L145 million will be held in escrow and creates a framework for resolving Barclays' entitlement (if any) to the balance of such cash;

          (ii) provides for a number of detailed assumptions to assist a court with such determination;

          (iii) sets out the terms, if the Marconi Corporation Scheme does not become effective, on which a certain amount of cash will be paid into escrow in accordance with the interim security arrangements and creates a framework for resolving Barclays' entitlement (if any) to the balance of such cash; and

          (iv) provides for the release (on the Marconi Corporation Scheme becoming effective) of any claims that Marconi plc or Barclays may have against each of the Opcos under certain funding letters entered into by the Opcos.

           The terms of the ESOP Escrow Agreement dealing with the money to be held in escrow upon the Marconi Corporation Scheme becoming effective have been superseded by the ESOP Settlement Agreement referred to in paragraph 14.1(zz) below. In other respects the ESOP Escrow Agreement continues to apply.

      (zz) ESOP SETTLEMENT AGREEMENT DATED 26 MARCH 2003 BETWEEN MARCONI PLC, MARCONI CORPORATION, HSBC BANK PLC (HSBC), BARCLAYS, SALOMON BROTHERS INTERNATIONAL LIMITED (SBIL) UBS AG (UBS) AND BEDELL CRISTIN TRUSTEES LIMITED (BCT). On 26 March 2003, Marconi Corporation and Marconi plc reached agreement with the ESOP Derivative Banks for a settlement of their ESOP derivative related claims against the Group. Under the terms of the settlement, which is conditional, Marconi Corporation will pay a total of L35 million to the ESOP Derivative Banks in full and final settlement of their respective ESOP related claims against the Group. A more detailed summary of the terms of the ESOP settlement agreement is described in Part VII: Further information relating to the Restructuring.

      (aaa) LOAN FACILITY AGREEMENT BETWEEN MARCONI CORPORATION AND BEDELL CRISTIN TRUSTEES LIMITED (BCTL) DATED 21 FEBRUARY 2001 (AS AMENDED). Marconi Corporation has set up a loan facility for BCTL; the current level of the drawdown is approximately L215 million. BCTL is entitled to drawdown from the facility only as and when collateral payments become due under equity derivative transactions with Salomon Brothers International Limited (SBIL) and UBS AG
             (UBS). The maximum collateral payments have now been made. The loan is limited in recourse. BCTL will incur no liability to repay the loan until its obligations to SBIL and UBS have been fully discharged. BCTL's liabilities to Marconi Corporation are further restricted to the remaining assets of the trust fund (roughly L40,000). Accordingly there is no likelihood that BCTL will be able to repay the loan.

      (bbb) MEMORANDUM OF UNDERSTANDING DATED 25 MARCH 2003 BETWEEN THE MARCONI CORPORATION, MARCONI PLC AND THE UNITED STATES PENSION BENEFIT GUARANTY CORPORATION (PBGC)

           Marconi Corporation and Marconi plc have entered into a legally binding memorandum of understanding with the PBGC under which the PBGC has agreed (i) that it will not take any action in connection with the Restructuring to involuntarily terminate either of the two tax-qualified defined benefit pension plans sponsored by Greensboro Associates, Inc., an indirect wholly owned subsidiary of Marconi Corporation (the US Pension Plans) and (ii) that it will withdraw any contingent claims filed by the PBGC under the Marconi plc Scheme as of the Effective Date of the Marconi Corporation Scheme. Under the memorandum of understanding with the PBGC, (i) Marconi Corporation or the contributing employers to the US Pension Plans will make annual contributions to the US Pension Plans in an amount equal to each US Pension Plan's respective minimum funding requirements under the applicable United States statutes, including ERISA, and the Code, or, if greater, the respective US Pension Plan's normal cost, plus an additional US$9 million per annum payable in quarterly installments of US$2.25 million commencing as of 30 June 2003, but only to the extent deductible, (ii) Marconi Corporation will provide a guarantee to the PBGC of the obligations of its subsidiaries in the United States with respect to (x) such subsidiaries' respective obligations to make contributions to the US Pension Plans as provided in

PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

           clause (i) of this sentence and, (y) any liability owing to the US Pension Plans or to the PBGC if either or both of the US Pension Plans should terminate while such guarantee is in effect. To the extent that any required annual contributions in excess of annual normal cost would result in a credit balance under either of the US Pension Plans which could otherwise be used to satisfy minimum funding requirements, the memorandum of understanding with the PBGC significantly limits such usage.

           The memorandum of understanding with the PBGC provides that if Marconi Corporation intends to sell any of its business units in the United States to a third-party purchaser whose debt immediately following the consummation of such transaction is not then rated investment grade, no proposed transfer of assets and liabilities of the US Pension Plans to a pension plan of the third-party purchaser may be made without the consent of the PBGC. To the extent that any sale of a business unit will not include the transfer of the assets and liabilities of the applicable US Pension Plan to a pension plan of the purchaser of such business unit, Marconi Corporation will cause a portion of the proceeds of such business unit sale equal to the net shortfall, if any, under the applicable US Pension Plan which is attributable to such business unit to be contributed to the applicable US Pension Plan upon completion of such business unit sale, with the amount to be contributed based on the then applicable PBGC safe harbour assumptions used for plan termination purposes (subject to any applicable limitations under ERISA or the Code with respect to deductibility of such contributions or otherwise). The memorandum of understanding with the PBGC also requires that one of the US Pension Plans be fully funded or transferred to a purchaser of a business unit upon the occurrence of certain business unit sales.

           The memorandum of understanding with the PBGC further provides that Marconi Corporation will consent to jurisdiction in the United States federal district courts and will agree as a contractual matter to be jointly and severally liable with its US subsidiaries which are participating employers in the US Pension Plans with respect to its obligations under the PBGC memorandum of understanding.

           As part of its obligations under the memorandum of understanding with the PBGC, Marconi Corporation will provide, or cause its US subsidiaries to provide, certain specific information relevant to the US Pension Plans to the PBGC on a regular basis during the term of such memorandum of understanding.

           Marconi Corporation's obligation under this memorandum of understanding with the PBGC with respect to any US Pension Plan will cease on the earliest to occur of (i) the date that a US Pension Plan is terminated in a standard termination under ERISA, or (ii) on the first date after the fifth anniversary of the Effective Date of the Marconi Corporation Scheme when either (x) such US Pension Plan has been fully funded on a termination basis for two consecutive years ending on or after the expiration of such five-year period or (y) Marconi Corporation's debt is rated investment grade. If Marconi Corporation is acquired at any time while the memorandum of understanding with the PBGC remains in effect and the acquiror's debt is rated investment grade immediately following such sale, the PBGC will agree to review the acquisition of Marconi Corporation in good faith to determine whether the need for its memorandum of understanding with Marconi Corporation and Marconi plc still exists and whether such memorandum of understanding may then be terminated.

      (ccc) WORKING CAPITAL AND PERFORMANCE BONDING FACILITIES

          PERFORMANCE BONDING FACILITY DATED 27 MARCH 2003 RELATING TO A NEW L50 MILLION COMMITTED REVOLVING FACILITY BETWEEN MARCONI BONDING LIMITED
          (MBL) (AS APPLICANT), MARCONI CORPORATION, HSBC BANK PLC (AS AGENT AND SECURITY TRUSTEE), THE ORIGINAL ISSUING BANKS NAMED THEREIN, THE ORIGINAL BANKS NAMED THEREIN AND THE ORIGINAL INDEMNIFYING SUBSIDIARIES NAMED THEREIN AND THE SECURITY OVER CASH AGREEMENT DATED 27 MARCH 2003 BETWEEN MBL AND HSBC BANK PLC. The Performance Bonding Facility will be used for the issuance of bonds, guarantees, letters of credit, indemnities or similar instruments at the request of MBL for the purpose of supporting (directly or indirectly) obligations of members of the Group to third parties for obligations incurred in the ordinary course of the Group's trade or business. The purposes for

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                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

           which the Performance Bonding Facility is available include supporting financing facilities which have been provided to members of the Group for the purpose of supporting directly obligations of members of the Group in the ordinary course of the Group's trade or business (other than obligations in respect of financial indebtedness). For example, this may be used in connection with supporting a facility in a foreign currency where such foreign currency is not available under the Performance Bonding Facility.
           Part VII -- Further information relating to the Restructuring contains a more detailed description of the terms of the Performance Bonding Facility.

          Under the Security Over Cash Agreement, MBL has granted, in favour of HSBC Bank plc (as security trustee), security over the accounts into which cash collateral deposits will be made in respect of bonds issued under the Performance Bonding Facility.

      (ddd)  WORKING CAPITAL FACILITY

           WORKING CAPITAL FACILITY DATED 26 MARCH 2003 RELATING TO A NEW US$22.5 MILLION REVOLVING CREDIT FACILITY BETWEEN MARCONI COMMUNICATIONS, INC. (MCI) AS BORROWER AND LIBERTY FUNDING, L.L.C. (LIBERTY), AS LENDER. Subject to customary exculpatory exceptions, MCI's obligations under the Working Capital Facility will be limited recourse, and will be secured by a first mortgage lien on MCI's real property and improvements, including fixtures, located in Warrendale, Pennsylvania, USA. Part VII: Further Information relating to the Restructuring contains a more detailed description of the terms of the Working Capital Facility.

           In addition to the loan agreement, the following documents have been executed in relation to the Working Capital Facility:

           (i) note dated 26 March 2003 between MCI as maker and Liberty, as payee under which MCI promises to pay to the order of Liberty the principal sum of $22,500,000, or the amount advanced under the loan agreement, together with interest as set out in the loan agreement;

           (ii) mortgage dated 26 March 2003 between MCI as mortgagor and Liberty as mortgagee, which is an open-end mortgage on property in Warrendale, Pennsylvania, securing future advances up to a maximum principal amount of $22,500,000 plus other costs and expenses;

           (iii) assignment of leases and rent dated 26 March 2003 between MCI as assignor and Liberty as assignee, which serves as additional security for the Working Capital Facility and the performance of all of MCI's obligations under the loan agreement, note, mortgage and all other documents evidencing or securing the Working Capital Facility. MCI has agreed to assign to Liberty all of its rights under all leases affecting the property, including all extensions, renewals and modifications and subleases, together with all guarantees of any tenant's or subtenant's performance; and

            (iv) environmental indemnity dated 26 March 2003 between MCI and Liberty, under which MCI agrees to provide Liberty with assurances, agreements and indemnities regarding environmental matters, as a material inducement for Liberty to make the loan.

       (eee)  COLLATERISATION OF SYNDICATE BANK EXISTING BOND EXPOSURES.

            In order to be satisfied that, on a portfolio view, the L55 million deposit which was permitted to be made into the Existing Performance Bond Escrow Account by Marconi Corporation would be an adequate reserve in respect of existing performance bonds, Marconi Corporation entered into arrangements with the Syndicate Bank issuers of existing performance bonds. These arrangements, which are described in more detail in Part VII: Further information relating to the Restructuring, were evidenced by letters from Marconi Corporation to the banks named below which were counter signed by those banks:

            (i) letter dated 14 March 2003 from Marconi Corporation to Australia and New Zealand Banking Group Limited;

            (ii) letter dated 26 February 2003 from Marconi Corporation to BNP Paribas;

            (iii) letter dated 28 February 2003 from Marconi Corporation to The Hongkong and Shanghai Banking Corporation Limited (UK);

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PART X -- ADDITIONAL INFORMATION

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            (iv)  letter dated 19 February 2003 from Marconi Corporation to The
                  Hongkong and Shanghai Banking Corporation Limited (Hong Kong);

            (v) letter dated 14 February 2003 from Marconi Corporation to Banca Monte dei Paschi di Siena SpA;

            (vi) letter dated 18 February 2003 from Marconi Corporation to National Westminster Bank plc; and

            (vii) letter dated 18 March 2003 from Marconi Corporation to
                  Unicredit Banca d'Impresa.

14.2 Save as set out in paragraph 14.1 above, no contracts have been entered into by the Company or its subsidiaries, other than contracts entered into in the ordinary course of business, which contain provisions under which any of the Company or its subsidiaries has any obligation or entitlement which is material to the Marconi Corporation Group as at the date of this document.

14.3 The following is a summary of the principal contents of each material contract (not being entered into in the ordinary course of business) which is expected to be entered into upon or subsequent to the implementation of the Restructuring.

       DEBT OFFERINGS

      (a) INDENTURE TO BE DATED ON OR ABOUT THE ISSUE DATE RELATING TO THE L450 MILLION EQUIVALENT OF SENIOR NOTES DUE 2008 BETWEEN MARCONI CORPORATION, THE GUARANTORS (AS DEFINED THEREIN AND AS SET FORTH IN PARAGRAPH 18 OF THIS PART X: ADDITIONAL INFORMATION), AND LAW DEBENTURE TRUST COMPANY OF NEW YORK AS TRUSTEE. The Senior Notes will be issued in three series (if appropriate currency elections are made) or in a single series (if they are not) in an aggregate amount equivalent to L450 million (translated into sterling using the Currency Rate). Marconi Corporation will issue the Senior Notes as part of the Scheme Consideration. The Senior Notes are expected to be traded on the London Stock Exchange's market for listed securities. The Senior Notes bear interest payable quarterly in arrears in cash at a rate of 8 per cent. per annum. The indenture governing the Senior Notes will provide for events of default and restrictive covenants. The terms of the Senior Notes and the guarantees of the Senior Notes are as set forth in Part IX:
            Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

          The obligations of Marconi Corporation under the Senior Notes will be unconditionally and irrevocably (subject to limitations imposed by applicable law or arising by reason of directors' fiduciary duties or other potential liabilities) guaranteed by each Guarantor (except Marconi Corporation and Marconi Communications Telemulti Ltda) pursuant to a Senior Note Guarantee executed by each Guarantor pursuant to the indenture for the Senior Notes. The Issuer and the Guarantors will secure their respective obligations under the Senior Notes and the Guarantee thereof under the Security Documents.

      (b) INDENTURE TO BE DATED ON OR ABOUT THE ISSUE DATE RELATING TO THE JUNIOR NOTES DUE 2008 BETWEEN MARCONI CORPORATION, THE GUARANTORS (AS DEFINED THEREIN AND AS SET FORTH IN PARAGRAPH 18 OF THIS PART X:
            ADDITIONAL INFORMATION), AND JPMORGAN CHASE BANK AS TRUSTEE. The Junior Notes will be denominated in US dollars in an initial maximum aggregate principal amount equal to US$300 million plus the US dollar equivalent of L117.27 million (translated into sterling using the Currency Rate). Marconi Corporation will issue the Junior Notes as part of the Scheme Consideration. The Junior Notes are expected to be traded on the London Stock Exchange's market for listed securities. The Junior Notes bear interest payable quarterly in arrears in cash at a rate of 10 per cent. per annum or, at Marconi Corporation's option, in kind at a rate of 12 per cent. per annum. The indenture governing the Junior Notes will provide for events of default and restrictive covenants. The terms of the Junior Notes and the guarantees of the Junior Notes are as set forth in Part IX:
            Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

          The obligations of Marconi Corporation under the Junior Notes will be unconditionally and irrevocably (subject to limitations imposed by applicable law or arising by reason of directors' fiduciary duties or other potential liabilities) guaranteed by each Guarantor (except Marconi Corporation and Marconi Communications Telemulti Ltda) pursuant to a Junior Note Guarantee

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                                                PART X -- ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

          executed by each Guarantor pursuant to the indenture for the Junior Notes. The Issuer and the Guarantors will secure their respective obligations under the Junior Notes and the Guarantee thereof under the Security Documents.

       EQUITY

      (c) INSTRUMENT BY WAY OF DEED POLL TO BE DATED PRIOR TO THE EFFECTIVE DATE AND TO BE EXECUTED BY MARCONI CORPORATION. Pursuant to the Instrument by way of Deed Poll, Marconi Corporation will create and issue Warrants to the existing holders of Marconi plc Shares, entitling the holders of the Warrants to subscribe for shares in aggregate equal to 5 per cent. of Marconi Corporation's issued share capital immediately post-Restructuring at a strike price equivalent to a post-Restructuring market capitalisation of Marconi Corporation of L1.5 billion. The Warrants shall be issued in registered form and may be held in certificated or uncertificated form. The Warrants will expire four years after the Restructuring, if not exercised prior to that date. The conditions of the Warrants, including adjustments to the strike price upon the occurrence of certain events, are as more fully set out in Part VIII: Conditions of the Warrants.

      (d) GUARANTEES. Guarantees of the Senior Notes, the Junior Notes and the Performance Bonding Facility to be dated on or before the Issue Date as noted below.

          (i) Guarantee to be dated on or before the Issue Date relating to the obligations of Marconi Corporation under the Senior Notes between inter alia the Guarantors (except for Marconi Corporation and Marconi Communications Telemulti Ltda) and the Security Trustee.

          (ii) Guarantee to be dated on or before the Issue Date relating to the obligations of Marconi Corporation under the Junior Notes between inter alia the Guarantors (except for Marconi Corporation and Marconi Communications Telemulti Ltda) and the Security Trustee.

          (iii) Composite Guarantee to be dated on or before the Issue Date relating to obligations under the Security Trust and Intercreditor Deed, the Performance Bonding Facility and each of the Security Documents between the Guarantors (except for Marconi Communications Telemulti Ltda) and the Security Trustee.

      (e) SECURITY TRUST AND INTERCREDITOR DEED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI CORPORATION, THE GUARANTORS, THE SECURITY TRUSTEE, LAW DEBENTURE TRUST COMPANY OF NEW YORK AS SENIOR NOTE TRUSTEE, JPMORGAN CHASE BANK AS JUNIOR NOTE TRUSTEE, HSBC BANK PLC AS NEW BONDING FACILITY AGENT, THE NEW BONDING FACILITY BANKS NAMED THEREIN, THE BANK OF NEW YORK AS DEPOSITARY, PAYING AGENT AND REGISTRAR AND THE INTRA-GROUP CREDITORS AND INTRA-GROUP BORROWERS NAMED THEREIN. The Security Trust and Intercreditor Deed will bind each of the Secured Creditors and each of the Obligors, including the Issuer and the Guarantors of the Notes. The Notes are subject to the Security Trust and Intercreditor Deed pursuant to which the exercise by each Note Trustee of its rights under the Security Documents on behalf of the Noteholders and of the rights of the Noteholders under the relevant Notes may in certain circumstances be directed by, or subject to the prior consent of, other parties to the Security Trust and Intercreditor Deed. Noteholders are bound by, and deemed to have notice of, all the provisions of the Security Trust and Intercreditor Deed.

          The purpose of the Security Trust and Intercreditor Deed is to regulate, inter alia: (a) the ranking of claims of the Secured Creditors; (b) the exercise, acceleration and enforcement of rights by the Secured Creditors; (c) the rights of the Secured Creditors to instruct the Security Trustee; (d) the rights of the Senior Note Trustee to issue a Standstill Notice (e) the rights of the Secured Creditors during a Standstill Period and the effects of the Standstill Period; (f) the giving of consents and waivers and the making of modifications to the Relevant Documents; and (g) the rights of the Secured Creditors and the priorities following a Payment Stop Event.

          The Security Trust and Intercreditor Deed provides for the ranking in priority of payment of the claims of the Secured Creditors and for the subordination of intercompany claims by the Issuer and those of its Subsidiaries that are parties to the Security Trust and Intercreditor Deed. A more

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          complete description of the Security Trust and Intercreditor Deed is set out in Part IX: Description of the Notes, Guarantees and the Security Trust and Intercreditor Deed.

      (ff) SECURITY DOCUMENTS TO BE DATED ON OR BEFORE THE ISSUE DATE SECURING THE SENIOR NOTES AND THE JUNIOR NOTES AND THE PERFORMANCE BONDING FACILITY AGREEMENT AS NOTED BELOW. A general description of security to be granted for the Notes and the Performance Bonding Facility Agreement is set out in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed. The list of security documents set out below may be amended, supplemented or reduced as is necessary to give effective security over the assets described and in order to reflect changes in the ownership of those assets prior to the Issue Date and this may result in Marconi Corporation being required to publish a supplementary prospectus.

             AUSTRALIAN SECURITY DOCUMENTS

          (i) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA PTY LIMITED (MAPL) IN FAVOUR OF THE SECURITY TRUSTEE. Under this charge, and with respect to all present and future assets of MAPL located in New South Wales, Victoria, Tasmania, South Australia, Queensland and Western Australia, MAPL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAPL, any encumbrances over any real or personal property or any guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any monetary claims in relation to any intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of the relevant assets. The fixed and floating charge will secure all amounts owing by MAPL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from time to time subject to the Security Trustee increasing the amount recoverable to reflect the asset values from time to time;

          (ii) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA PTY LIMITED (MAPL) IN FAVOUR OF THE SECURITY TRUSTEE. Under this charge and with respect to all assets present and future of MAPL located in the Australian Capital Territory, the Northern Territory and outside Australia, MAPL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAPL, any encumbrances over any real or personal property or by guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any monetary claims in relation to any intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of the relevant assets. The fixed and floating charge will secure all amounts owing by MAPL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from time to time subject to the Security Trustees increasing the amount recoverable to reflect the asset values from time to time;

          (iii) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA HOLDINGS PTY LIMITED (MAHL) IN FAVOUR OF THE SECURITY TRUSTEE. Under this charge and with respect to all present and future assets of MAHL located in New South Wales, Victoria, Tasmania, South Australia, Queensland and Western Australia, MAHL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAHL, any encumbrances over any real or personal property or any guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any monetary claims in relation to any, intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of

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                    the relevant assets. The fixed and floating charge will
                    secure all amounts owing by MAHL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from time to time subject to the Security Trustee increasing the amount recoverable to reflect the asset values from time to time;

          (iv) FIXED AND FLOATING CHARGE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI AUSTRALIA HOLDINGS LIMITED (MAHL) IN FAVOUR OF THE SECURITY TRUSTEE. Under this charge, and with respect to all present and future assets of MAHL located in the Australian Capital Territory, the Northern Territory and outside Australia, MAHL grants a fixed charge over any freehold or leasehold property interests, any goodwill, any uncalled or called but unpaid capital of MAHL, any encumbrances over any real or personal property or any guarantee, any document evidencing a right to any real or personal property, all monetary claims as a result of any claims in relation to any insurance policy relating to real property, certain shares, the designated account and any monetary claims in relation to any intellectual property rights or intra-group loan contracts (but not the proceeds of any such debt) and a floating charge over the balance of the relevant assets. The fixed and floating charge will secure all amounts owing by MAHL but the amount recoverable under the charge is limited to the asset values in the relevant jurisdictions from time to time subject to the Security Trustee increasing the amount recoverable to reflect the asset values from time to time;

          (v) SHARE MORTGAGE RELATING TO SHARES IN MARCONI AUSTRALIA HOLDINGS PTY LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN ASSOCIATED ELECTRICAL INDUSTRIES LIMITED, AS MORTGAGOR, AND THE SECURITY TRUSTEE, AS MORTGAGEE.

             BRAZILIAN SECURITY DOCUMENT

                QUOTA PLEDGE AGREEMENT RELATING TO THE PLEDGE OF QUOTAS HELD BY MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LIMITED (MCIHL) IN THE CAPITAL STOCK OF MARCONI COMMUNICATIONS TELEMULTI LTDA (TELEMULTI), DATED ON OR BEFORE THE ISSUE DATE BETWEEN MCIHL, AS PLEDGOR, MARCONI COMMUNICATIONS DO BRASIL LTDA. AS QUOTAHOLDER AND CONSENTING PARTY, TELEMULTI, AS ACKNOWLEDGING PARTY AND THE SECURITY TRUSTEE, THE SENIOR NOTE TRUSTEE, THE JUNIOR NOTE TRUSTEE, THE NEW BONDING FACILITY AGENT, THE DEPOSITARY, THE PRINCIPAL PAYING AGENT AND THE REGISTRAR, AS PLEDGEES. Under this agreement, MCIHL grants a pledge over all the current quotas it holds in the capital stock of Telemulti, a company incorporated in Brazil and also commits to pledge any additional quotas of Telemulti which may be acquired by MCIHL, together with all options or rights of any nature whatsoever that may be issued or granted by Telemulti to MCIHL in the future;

             DUTCH SECURITY DOCUMENT

                NOTARIAL DEED OF PLEDGE OF SHARES RELATING TO SHARES IN MARCONI COMMUNICATIONS B.V. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

             ENGLISH SECURITY DOCUMENT

                COMPOSITE DEBENTURE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY THE ISSUER AND ALL GUARANTORS REGISTERED IN ENGLAND AND WALES, IN FAVOUR OF THE SECURITY TRUSTEE. Under this debenture, the Issuer and each Guarantor registered in England and Wales grants a fixed charge or legal mortgage (as applicable) over the right, title, interest from time to time and related rights of such person in specified real property, tangible moveable property, goodwill, the uncalled capital of such person, certain shares, all monetary claims relating to Intellectual Property and the proceeds of any insurance policy relating to secured real property. The Issuer and these Guarantors will also assign their right, title and interest in all rights and claims relating to specified escrow accounts and

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                 specified intra-group loan contracts. A floating charge will also be granted by the Issuer and these Guarantors over the whole of their undertakings and assets, present or future, other than those validly and effectively charged or assigned by way of fixed security, however this floating charge over any accounts held by the Issuer and these Guarantors shall not restrict the ability of these persons to create any security which secures obligations under or in respect of the Interim Bonding Facility Letter, the Performance Bonding Facility Agreement, the Existing Performance Bonds and any other bonding facility, as a result of the provision of cash collateral. For tax reasons property located in any Australian State or Territory may be excluded from the composite debenture and/or secured under a separate security instrument;

             GERMAN SECURITY DOCUMENTS

          (i)       SHARE PLEDGE AGREEMENT (VERPFANDUNG VON
                    GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS REAL ESTATE GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (ii)      SHARE PLEDGE AGREEMENT (VERPFANDUNG VON
                    GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS GMBH (THE COMPANY) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (iii) SHARE PLEDGE AGREEMENT (VERPFANDUNG VON GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS HOLDINGS GMBH (THE COMPANY) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LIMITED, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (iv)      SHARE PLEDGE AGREEMENT (VERPFANDUNG VON
                    GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS ONDATA GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (v)       SHARE PLEDGE AGREEMENT (VERPFANDUNG VON
                    GESELLSCHAFTSANTEILEN) RELATING TO SHARES IN MARCONI COMMUNICATIONS SOFTWARE SYSTEMS VERWALTUNGSGESELLSCHAFT MBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (vi) ACCOUNT PLEDGE AGREEMENT (KONTOVERPFANDUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS REAL ESTATE GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor pledges to the pledgee all present and future credit balances, including all interest payable from time to time standing to the credit on certain bank accounts (including any sub-account, renewal, redesignation or replacement thereof);

          (vii) ACCOUNT PLEDGE AGREEMENT (KONTOVERPFANDUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor pledges to the pledgee all present and future credit balances, including all interest payable from time to time standing to the credit on certain bank accounts (including any sub-account, renewal, redesignation or replacement thereof);

          (viii) ACCOUNT PLEDGE AGREEMENT (KONTOVERPFANDUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor pledges to the pledgee all present and future credit balances, including all interest payable from time to time standing to the credit on certain bank accounts (including any sub-account, renewal, redesignation or replacement thereof);

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          (ix)      LIMITED PARTNER'S INTEREST PLEDGE AGREEMENT (VERPFANDUNG VON
                    KOMMANDITANTEILEN) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the existing and future limited partner's interest in the capital of Marconi Communications Software Systems GmbH & Co. KG, together with all ancillary rights and claims will be pledged. These include, but are not limited to, the present and future rights to receive profits payable in relation to these interests, liquidation proceeds, redemption proceeds, repaid capital in case of a capital decrease, any compensation in case of termination (Kundigung) and/or withdrawal of a partner of Marconi Communications Software Systems GmbH &
                    Co. KG, the surplus in case of surrender, any claim to a distribution quote and all other pecuniary claims associated with these interests, as well as all other rights and benefits attributable to these interests;

          (x) SECURITY TRANSFER AGREEMENT (SICHERUNGSUBEREIGNUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS TRANSFEROR, AND THE SECURITY TRUSTEE, AS TRANSFEREE. Under this agreement, title to all current assets (Umlaufvermogen) (including, but not limited to the entire stock (Warenbestand)) and all fixed assets (Anlagevermogen) which are located at specified premises or which will be located at these specified premises from time to time in the future will be transferred to the Security Trustee;

          (xi) GLOBAL ASSIGNMENT AGREEMENT (GLOBALABTRETUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE. Under this agreement, subject to consent requirements, if any, receivables (together with all securities, collateral and ancillary rights) being all present and future rights and claims owing to the assignor and originating from selling goods and/or providing services (Lieferungen und Leistungen) and all present and future rights and claims to which the assignor is now or may become entitled to in respect of all present and future insurance contracts or any part thereof will be assigned to the Security Trustee. In the event that the assignor maintains a current account management with its customers (Kontokorrentverhaltnis), the assignment includes all claims from any existing or future current account balances, the right to determine the net balance and the right to terminate the current account relationship;

          (xii) SECURITY TRANSFER AND ASSIGNMENT AGREEMENT (SICHERUNGSUBEREIGNUNG UND -- ABTRETUNG) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS TRANSFEROR, AND THE SECURITY TRUSTEE, AS TRANSFEREE. Under this agreement, subject to consent requirements, if any, know-how, utility models, patents, registered designs, trademarks, inbound licences of third parties and the unlimited, unrestricted, exclusive right to use any copyrights will be assigned to the Security Trustee to the extent legally possible;

          (xiii) SHAREHOLDER LOAN ASSIGNMENT AGREEMENT (ABTRETUNG VON GESELLSCHAFTSDARLEHEN) RELATING TO ALL PRESENT AND FUTURE RIGHTS AND CLAIMS OWING TO THE ASSIGNOR ORIGINATING FROM SHAREHOLDER LOANS THE AGGREGATE OF WHICH EXCEED L20 MILLION DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE. Under this agreement, all present and future rights and claims owing to the assignor and originating from certain shareholder loans will be assigned to the Security Trustee for itself and as trustee on behalf of the Secured Creditors;

          (xiv) SHAREHOLDER LOAN ASSIGNMENT AGREEMENT (ABTRETUNG VON GESELLSCHAFTSDARLEHEN) RELATING TO ALL PRESENT AND FUTURE RIGHTS AND CLAIMS OWING TO THE ASSIGNOR ORIGINATING FROM SHAREHOLDER LOANS THE AGGREGATE OF WHICH EXCEED L20 MILLION DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE. Under this agreement, all present and future rights and claims owing to the assignor and originating from certain shareholder loans will be

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                    assigned to the Security Trustee for itself and as trustee on behalf of the Secured Creditors;

          (xv) SHAREHOLDER LOAN ASSIGNMENT AGREEMENT (ABTRETUNG VON GESELLSCHAFTSDARLEHEN) RELATING TO ALL PRESENT AND FUTURE RIGHTS AND CLAIMS OWING TO THE ASSIGNOR ORIGINATING FROM SHAREHOLDER LOANS THE AGGREGATE OF WHICH EXCEED L20 MILLION DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS REAL ESTATE GMBH, AS ASSIGNOR, AND THE SECURITY TRUSTEE, AS ASSIGNEE. Under this agreement, all present and future rights and claims owing to the assignor and originating from certain shareholder loans will be assigned to the Security Trustee for itself and as trustee on behalf of the Secured Creditors;

             GUERNSEY SECURITY DOCUMENT

          (i) SECURITY INTEREST AGREEMENT RELATING TO SHARES IN BRUTON STREET OVERSEAS INVESTMENTS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI CORPORATION AND THE SECURITY TRUSTEE;

             HONG KONG SECURITY DOCUMENTS

          (i) COMPOSITE DEBENTURE GRANTED BY MARCONI COMMUNICATIONS ASIA LIMITED (MCAL) IN FAVOUR OF THE SECURITY TRUSTEE DATED ON OR BEFORE THE ISSUE DATE. Under this debenture, MCAL grants a first fixed charge over tangible moveable property (excluding any for the time being forming part of its stock in trade or work in progress), goodwill, rights in relation to its uncalled share capital, monetary claims relating to Intellectual Property and existing real property insurance (if any), certain intra-group shares (if any), dividends, interests and other monies payable in respect of those shares and grants an assignment of all rights, title and interests in contracts in respect of intra-group loans. A floating charge is granted over its remaining assets (subject to certain limitations);

          (ii) COMPOSITE DEBENTURE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY G.E.C. (HONG KONG) LIMITED IN FAVOUR OF THE SECURITY TRUSTEE. Under this debenture, G.E.C. (Hong Kong) Limited grants a first fixed charge over tangible moveable property, (excluding any for the time being forming part of its stock in trade or work in progress) goodwill, rights in relation to its uncalled share capital, monetary claims relating to Intellectual Property and existing real property insurance (if any), certain intra-group shares (if any) , dividends, interests and other monies payable in respect of those shares and grants an assignment of all rights, title and interests in contracts in respect of intra-group loans. A floating charge is granted over its remaining assets (subject to certain limitations);

          (iii) SHARES CHARGE RELATING TO SHARES IN MARCONI COMMUNICATIONS ASIA LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS INTERNATIONAL HOLDINGS LIMITED, AS CHARGOR, AND THE SECURITY TRUSTEE;

          (iv) SHARES CHARGE RELATING TO SHARES IN G.E.C. (HONG KONG) LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI CORPORATION PLC, AS CHARGOR, AND THE SECURITY TRUSTEE.

             IRISH SECURITY DOCUMENTS

          (i) COMPOSITE MORTGAGE DEBENTURE DATED ON OR BEFORE THE ISSUE DATE GRANTED BY MARCONI COMMUNICATIONS LIMITED AND MARCONI COMMUNICATIONS OPTICAL NETWORKS LIMITED IN FAVOUR OF THE SECURITY TRUSTEE. Under this debenture, specified freehold and leasehold property, together with any future estate or interest in such property, is to be granted, conveyed, demised, or charged, as applicable, and all title and interest in certain contracts, monetary claims resulting from claims relating to Intellectual Property or insurances relating to secured real property, ancillary covenants and compensation rights

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                    are to be assigned. A fixed charge is also to be granted
                    over specified property which has a yearly or lesser tenancy interest, any future estate or interest which may be acquired in certain property, any other property not specified in the Composite Mortgage Debenture, plant and machinery, all monetary claims other than any claims which are otherwise subject to an assignment pursuant to the Composite Mortgage Debenture, present and future goodwill and present and future uncalled capital. A floating charge is granted over all its undertaking, property and assets not subject to any legal mortgage, security assignment or fixed charge created by the Composite Mortgage Debenture;

          (ii) MEMORANDUM OF DEPOSIT OF SHARES AS SECURITY RELATING TO SHARES IN MARCONI COMMUNICATIONS OPTICAL NETWORKS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS INC. AND THE SECURITY TRUSTEE;

          (iii) MEMORANDUM OF DEPOSIT OF SHARES AS SECURITY RELATING TO SHARES IN MARCONI COMMUNICATIONS OPTICAL NETWORKS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI NETWORKS WORLDWIDE, INC. AND THE SECURITY TRUSTEE;

          (iv) MEMORANDUM OF DEPOSIT OF SHARES AS SECURITY RELATING TO SHARES IN MARCONI COMMUNICATIONS LIMITED DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS GMBH AND THE SECURITY TRUSTEE;

             ITALIAN SECURITY DOCUMENTS

          (i) PLEDGE OVER SHARES OF MARCONI COMMUNICATIONS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A. AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (ii) PLEDGE OVER SHARES OF MARCONI HOLDINGS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI BRUTON STREET LIMITED AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (iii) PLEDGE OVER SHARES OF MARCONI MOBILE ACCESS S.P.A., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A. AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (iv) PLEDGE OVER SHARES OF MARCONI INTERNATIONAL S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A. AND MARCONI SUD S.P.A. AS PLEDGORS, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (v) PLEDGE OVER SHARES OF MARCONI SUD S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A. AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (vi) PLEDGE OVER THE CLAIMS OF MARCONI COMMUNICATIONS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A. AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor grants in pledge to the Security Trustee certain existing claims and undertakes to grant in pledge certain future claims in relation to customers connected with the supply of commercial products or services, and the possible sale of the real property referred to under (xiv) and all inter-company loans once such inter-company loans in aggregate exceed the materiality threshold;

          (vii) PLEDGE OVER THE CLAIMS OF MARCONI SUD S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SUD S.P.A., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor grants in pledge to the Security Trustee certain existing claims and undertakes to grant in pledge certain future claims in relation to customers connected with the supply of commercial products or services, and all inter-company loans once such inter-company loans in aggregate exceed the materiality threshold;

          (viii) UNDERTAKING FOR THE CREATION OF A PLEDGE OVER THE FUTURE CLAIMS OF MARCONI HOLDINGS S.P.A. DATED ON OR ABOUT THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor

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                    undertakes to grant in pledge to the Security Trustee any
                    future claim, in relation to any party, that falls within the materiality threshold;

          (ix) PLEDGE OVER THE CURRENT ACCOUNTS OF MARCONI COMMUNICATIONS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A. AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor grants in pledge to the Security Trustee: (i) all of its rights on the bank current accounts held in Italy; (ii) all the sums from time to time credited on the current accounts, including any future payments made by third parties or by order of the pledgor on such accounts; and (iii) its claims for restitution of the balance from time to time existing on the bank accounts;

          (x) PLEDGE OVER THE CURRENT ACCOUNTS OF MARCONI HOLDINGS S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI HOLDINGS S.P.A. AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor grants in pledge to the Security Trustee: (i) all of its rights on the bank current accounts held in Italy; (ii) all the sums from time to time credited on the current accounts, including any future payments made by third parties or by order of the pledgor on such accounts; and (iii) its claims for restitution of the balance from time to time existing on the bank accounts;

          (xi) PLEDGE OVER THE CURRENT ACCOUNTS OF MARCONI SUD S.P.A. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SUD S.P.A. AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE. Under this agreement, the pledgor grants in pledge to the Security
                    Trustee: (i) all of its rights on the bank current accounts held in Italy; (ii) all the sums from time to time credited on the current accounts, including any future payments made by third parties or by order of the pledgor on such accounts; and (iii) its claims for restitution of the balance from time to time existing on the bank accounts;

          (xii) TO THE EXTENT PERMITTED BY LAW, MORTGAGE OVER REAL PROPERTY LOCATED IN MARCIANISE (CASERTA) DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SUD S.P.A., AS GRANTOR AND THE SECURITY TRUSTEE, JUNIOR NOTE TRUSTEE AND SENIOR NOTE TRUSTEE IN THEIR CAPACITY AS SECURED CREDITORS, AS MORTGAGEE;

          (xiii) TO THE EXTENT PERMITTED BY LAW, MORTGAGE OVER REAL PROPERTY LOCATED IN GENOVA DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A., AS GRANTOR AND THE SECURITY TRUSTEE, JUNIOR NOTE TRUSTEE AND SENIOR NOTE TRUSTEE IN THEIR CAPACITY AS SECURED CREDITORS, AS MORTGAGEE;

          (xiv) TO THE EXTENT MARCONI COMMUNICATIONS S.P.A. RETAINS OWNERSHIP OF THE PROPERTY, PRELIMINARY MORTGAGE OVER THE REAL PROPERTY LOCATED IN ROME DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS S.P.A., AS GRANTOR AND THE SECURITY TRUSTEE, JUNIOR NOTE TRUSTEE AND SENIOR NOTE TRUSTEE IN THEIR CAPACITY AS SECURED CREDITORS, AS MORTGAGEE.

             MEXICAN SECURITY DOCUMENT

                SHARE PLEDGE AGREEMENT RELATING TO SHARES IN EACH OF MARCONI COMMUNICATIONS S.A. DE C.V., MARCONI COMMUNICATIONS DE MEXICO, S.A. DE C.V., MARCONI COMMUNICATIONS EXPORTEL, S.A. DE C.V. AND ADMINISTRATIVA MARCONI COMMUNICATIONS, S.A. DE C.V. DATED ON OR BEFORE THE ISSUE DATE BETWEEN EACH OF MARCONI COMMUNICATIONS INC., MARCONI COMMUNICATIONS, S.A. DE C.V. AND MARCONI NETWORKS WORLDWIDE, INC., AS PLEDGORS, AND THE SECURITY TRUSTEE, AS PLEDGEE;

             SWISS SECURITY DOCUMENT

                SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI COMMUNICATIONS GMBH DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS B.V., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

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             US SECURITY DOCUMENTS

          The companies referred to below are Delaware corporations unless otherwise indicated:

          (i) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI COMMUNICATIONS INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS HOLDINGS CORP., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (ii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI COMMUNICATIONS TECHNOLOGY, INC. MARCONI COMMUNICATIONS FEDERAL, INC., MARCONI ACQUISITION CORP., MARCONI COMMUNICATIONS C.A., INC., GNOME INC., NEMESYS HOLDING COMPANY, ALANTEC INTERNATIONAL, INC. (CALIFORNIA), CUSTOM TELECOM CONTRACTORS, INC. (MISSOURI), MARCONI NETWORKS WORLDWIDE, INC. AND MARCONI INTELLECTUAL PROPERTY (RINGFENCE) INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (iii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI ONLINE SYSTEMS INC., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS HOLDINGS INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (iv) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI COMMUNICATIONS HOLDINGS INC., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS NORTH AMERICA, INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (v) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI HCIS INC., MARCONI SYSTEMS INC., MARCONI CAPITAL INC., MARCONI ELECTRONIC SYSTEMS HOLDINGS INC., GREENSBORO ASSOCIATES INC., REFAC MARKETING SERVICES, INC. (PENNSYLVANIA), LMF HOLDINGS INCORPORATED, MARCONI COMMUNICATIONS RADIO SYSTEMS, INC., NI HOLDINGS INCORPORATED, MARCONI COMMUNICATIONS NORTH AMERICA INC., MARCONI INTELLECTUAL PROPERTY (US) INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI INC., AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (vi) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN FS HOLDINGS CORP. DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS FINANCE CORP., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (vii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI SOFTWARE INTERNATIONAL INC., DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI CORPORATION PLC (UK), AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE;

          (viii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN METAPATH SOFTWARE INTERNATIONAL (US) INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN METAPATH SOFTWARE INTERNATIONAL INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE.

          (ix) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN METAPATH SOFTWARE INTERNATIONAL INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SOFTWARE INTERNATIONAL INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE.

          (x) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN FS FINANCE CORP. DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS NORTH AMERICA INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE.

          (xi) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN FS HOLDINGS CORP. DATED ON OR BEFORE THE ISSUE DATE BETWEEN BRUTON STREET OVERSEAS INVESTMENT LIMITED, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

          (xii) SHARE PLEDGE AGREEMENT RELATING TO SHARES IN MARCONI INC. DATED ON OR BEFORE THE ISSUE DATE BETWEEN BRUTON STREET PARTNERSHIP, AS PLEDGOR, AND THE SECURITY TRUSTEE, AS PLEDGEE.

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          (xiii)    PLEDGE AGREEMENT RELATING TO THE INTEREST IN BRUTON STREET
                    PARTNERSHIP DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI (DGP1) LIMITED AND MARCONI (DGP2) LIMITED, AS PLEDGORS, AND THE SECURITY TRUSTEE, AS PLEDGEE.

          (xiv) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITORY. Under this agreement, Marconi Communications, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

          (xv) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS TECHNOLOGY, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITORY. Under this agreement, Marconi Communications Technology, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

          (xvi) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS FEDERAL, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITORY. Under this agreement, Marconi Communications Federal, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the Pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

          (xvii) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS HOLDINGS CORP., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITORY; Under this agreement, FS Holdings Corp. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the Pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments;

          (xviii) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN FS FINANCE CORP., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITORY. Under this agreement, FS Finance Corp. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the Pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments;

          (xix) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS NORTH AMERICA, INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITORY. Under this agreement, Marconi Communications North America Inc. grants exclusive control of specified

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                    accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

          (xx) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI SOFTWARE INTERNATIONAL, INC., AS PLEDGOR, THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN CHASE & CO., AS DEPOSITARY. Under this agreement, Marconi Software International, Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments.

          (xxi) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN METAPATH SOFTWARE INTERNATIONAL (U.S.) INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE AND WELLS FARGO, AS DEPOSITORY. Under this agreement, Metapath Software International (U.S.) Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the Pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments;

          (xxii) DEPOSIT ACCOUNT CONTROL AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI INC., AS PLEDGOR AND THE SECURITY TRUSTEE, AS PLEDGEE AND J.P. MORGAN, AS DEPOSITORY. Under this agreement, Marconi Inc. grants exclusive control of specified accounts to the Security Trustee. The depository will accept instructions on the account from the Pledgor until the secured party delivers notice that it is exercising exclusive control. The secured party will not deliver such notice until the occurrence of certain events. The agreement does not cover accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments;

          (xxiii) SECURITY AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI INTELLECTUAL PROPERTY (US) INC. AND THE SECURITY TRUSTEE, AS SECURED PARTY. Under this agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created;

          (xxiv) SECURITY AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN THE MARCONI INTELLECTUAL PROPERTY (RINGFENCE) INC. AND THE SECURITY TRUSTEE, AS SECURED PARTY. Under this agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created;

          (xxv) SECURITY AGREEMENT DATED ON OR BEFORE THE ISSUE DATE BETWEEN MARCONI COMMUNICATIONS, INC., MARCONI NETWORKS WORLDWIDE, INC., MARCONI COMMUNICATIONS TECHNOLOGY, INC., MARCONI COMMUNICATIONS FEDERAL, INC., MARCONI ACQUISITION CORP., BRUTON STREET PARTNERSHIP, AS PLEDGORS, AND THE SECURITY TRUSTEE, AS SECURED PARTY. Under this agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created.

          (xxvi) SECURITY AGREEMENT DATED ON OR ABOUT THE ISSUE DATE BETWEEN EACH OF FS HOLDINGS CORP., MARCONI INC., MARCONI COMMUNICATIONS HOLDINGS, INC., MARCONI COMMUNICATIONS NORTH AMERICA INC., FS FINANCE CORP., MARCONI SOFTWARE INTERNATIONAL, INC., METAPATH SOFTWARE INTERNATIONAL (U.S.) INC., METAPATH SOFTWARE INTERNATIONAL, INC. AS PLEDGORS, AND THE SECURITY TRUSTEE, AS SECURED PARTY. Under this

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                  agreement, an interest in and assignment over all personal property and fixtures of every kind and nature (subject to certain limitations) is created.

          (xxvii) SECOND-RANKING MORTGAGE DATED ON OR BEFORE THE ISSUE DATE OVER PROPERTY LOCATED AT 1000 MARCONI DRIVE, WARRENDALE, PENNSYLVANIA 15086, OWNED BY MARCONI COMMUNICATIONS, INC. TO BE GOVERNED BY THE COMMONWEALTH OF PENNSYLVANIA.

          (xxviii) TO THE EXTENT PERMITTED BY LAW, MORTGAGE OVER PROPERTY
                   LOCATED AT 104 WILEY ROAD, LAGRANGE, GEORGIA 30240 DATED ON OR BEFORE THE ISSUE DATE, OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF GEORGIA.

          (xxix) MORTGAGE OVER PROPERTY LOCATED AT 956 NORTH BROADWAY EXTENDED, GREENVILLE, MISSISSIPPI 38702 DATED ON OR BEFORE THE ISSUE DATE, OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF MISSISSIPPI.

          (xxx) MORTGAGE OVER PROPERTY LOCATED AT EVERGOOD, 325 WELCOME CENTER BLVD, WELCOME, NORTH CAROLINA 27374 DATED ON OR BEFORE THE ISSUE DATE, OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF NORTH CAROLINA.

          (xxxi) TO THE EXTENT PERMITTED BY LAW OR CONTRACT, MORTGAGE OVER PROPERTY LOCATED AT 4350 WEAVER PARKWAY, WARRENVILLE, ILLINOIS 60555 DATED ON OR BEFORE THE ISSUE DATE LEASED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

          (xxxii) MORTGAGE OVER PROPERTY LOCATED AT 8605 FREEPORT PARKWAY, IRVING, TEXAS DATED ON OR BEFORE THE ISSUE DATE OWNED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF TEXAS.

          (xxxiii) MORTGAGE OVER PROPERTY LOCATED AT TAYLOR WOODS PARKWAY, NORTH
                   RIDGEVILLE, OHIO 44039 DATED ON OR BEFORE THE ISSUE DATE LEASED BY MARCONI COMMUNICATIONS, INC., TO BE GOVERNED BY THE LAW OF THE STATE OF OHIO.

INTERCREDITOR ARRANGEMENTS

      (gg) A DESCRIPTION OF THE SECURITY TRUST AND INTERCREDITOR DEED DATED ON OR BEFORE THE ISSUE DATE IS FOUND AT (E) ABOVE.

      (hh) ESCROW AGREEMENT TO BE DATED ON OR BEFORE THE ISSUE DATE BETWEEN INTER ALIA, MARCONI CORPORATION, AND THE SECURITY TRUSTEE. This Escrow Agreement governs the relationship between the Company, the Security Trustee and the Escrow Bank (as defined therein) regarding the payment of proceeds into and the release of proceeds from the Junior/Senior Mandatory Redemption Account and the Existing Performance Bond Escrow Account, each as defined in and more fully described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

15.    LITIGATION

15.1 Except as set out below in paragraphs 15.2 to 15.18 below, no member of the Group is or has been engaged in nor, so far as the Group is aware, has pending or threatened by or against it, any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position. Where a liquidated sum is claimed, a de minimis figure of L5 million has been applied in determining which claims may have a significant effect. The figures given are the full amounts claimed by the claimants in each case, which may be much greater than the amounts the claimants realistically believe they can recover. Marconi Corporation and the other Group companies intend to defend claims vigorously. Claims against Marconi Corporation may be compromised by the Marconi Corporation Scheme, but claims against subsidiaries of Marconi Corporation are not subject to the Marconi Corporation Scheme.

15.2 Marconi Corporation, FORE Systems Inc. (FORE Systems) and 13 persons who were then directors and/or senior executives of FORE Systems are defendants in a consolidated class action lawsuit filed in

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       the United States District Court for the Western District of Pennsylvania
       on behalf of the public shareholders of FORE Systems (other than defendants and their respective affiliates). The action alleges that Marconi Corporation violated federal securities law in relation to Marconi Corporation's tender offer for FORE Systems' shares, FORE
       Systems' grant of share options to certain of the individual defendants and the treatment afforded the individual defendants' share options in that tender offer and in the merger agreement between Marconi Corporation and FORE Systems. Millionerrors Investment Club is the named plaintiff. The Complaint seeks unspecified damages, counsel and expert fees, other costs of the claim and other unspecified relief, although the plaintiffs lawyers have indicated that the claim is worth $450 million. On 21 August 2002 the District Court granted summary judgment in favour of defendants on all claims. On 23 September 2002, the plaintiffs filed a notice of appeal. The appeal is expected to take approximately one year. Potential liabilities in respect of the claim against Marconi Corporation will be compromised pursuant to the Marconi Corporation Scheme.

15.3 FORE Systems, together with six of its former directors and officers, are defendants in a consolidated class action lawsuit filed in the United States District Court for the Western District of Pennsylvania on behalf of a class of persons (other than defendants and their respective affiliates) who purchased FORE Systems securities during the period 19 July 1996 to 1 April 1997, inclusive. Robert K. Bell is the first named plaintiff. The plaintiffs allege that, during this period, FORE Systems misrepresented material facts relating to its results of operations, competitive position and future prospects and concealed its alleged deterioration, declining growth and inability to compete successfully until the 1 April 1997 preliminary release of FORE Systems' projected results of operations for the year ended 31 March 1997. The plaintiffs also allege that FORE Systems' financial statements for the quarters ended 30 June, 30 September and 31 December 1996 improperly recognised revenues on sales to certain customers. These alleged misrepresentations are said to constitute violations of the anti-fraud provisions of Section 10(b) of the US Securities Exchange Act of 1934 and, as to the individual defendants, of Section 20(a) of the US Securities Exchange Act of 1934. The plaintiffs' consolidated complaint seeks unspecified damages, counsel and expert fees and other costs of suit and other unspecified relief. The defendants have denied all allegations of wrongdoing. Discovery has concluded, and both plaintiffs and defendants have filed their respective pre-trial statements. The plaintiffs' damages expert had initially estimated damages at $792 million, then $865 million and then $724 million. By order dated 2 August 2002, the court granted the defendants' motion in limine to exclude testimony from the plaintiffs' damages expert. At the same time the court denied a motion to exclude testimony from the plaintiffs' liability expert and discussed a proofs of claim procedure which if liability were found, would follow a liability trial. The court also certified the damages issue for an interlocutory appeal to the Court of Appeals. The plaintiffs did not appeal the court's decision. The court will now take up other issues raised in the Group's motions. Potential liabilities in respect of this claim are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.4 FORE Systems is a defendant in a lawsuit filed by Bell Communications Research, Inc. (formerly known as Bellcore, now named Telcordia Technologies Inc. (Telcordia)) on 14 October 1998 in the United States District Court for the District of Delaware. Telcordia, a patent holder, alleges that FORE Systems has infringed and continues to infringe four patents owned by Telcordia, and seeks unspecified damages for past infringement and an injunction against future infringement. FORE Systems has denied infringement and asserted the affirmative defences of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems has counterclaimed for a declaratory judgment on non-infringement, invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands and asserted affirmative claims seeking damages for reformation of contract based on fraud, breach of the covenant of good faith and fair dealing, negligent misrepresentation and common law unfair business practices and competition. Discovery in this case has closed. The court conducted a claim construction hearing in late August 2000 and subsequently entered an order construing the claims of the patents in suit. Telcordia, taking the position that it could not, given the court's patent claim construction, prevail on its claims of infringement at trial, moved the court to enter an order finding that FORE Systems had not infringed the patents in suit so that the case would be procedurally postured for appeal. FORE Systems subsequently moved the court to require that Telcordia identify which of the patent claim elements construed by the court it contends were in error and which preclude Telcordia from proving infringement. That motion has been fully briefed and is pending before the court. On

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       21 September 2001 the court entered a final judgement of
       non-infringement. Telcordia filed notice of appeal in October 2001 and filed their opening brief on 18 March 2002. FORE Systems' opening response was filed on 28 May 2002. Telcordia's reply was filed on 23 July 2002. Potential liabilities in respect of this claim are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.5 FORE Systems is a defendant in a second lawsuit filed by Telcordia, a patent holder, on 8 June 1999 in the United States District Court for the District of Delaware. Telcordia's second lawsuit for an unspecified amount of damages alleges that FORE Systems has infringed two additional Telcordia patents. FORE Systems has denied infringement and asserted the affirmative defences of invalidity, unenforceability, laches, equitable estoppel, implied license, misuse and unclean hands. In addition, FORE Systems has counterclaimed for a declaratory judgment on the issues of non-infringement, invalidity and unenforceability and has alleged that Telcordia infringed one of FORE Systems' patents. Discovery in this case has closed. Telcordia has filed summary judgment motions which are pending before the court. The case was scheduled for trial in November 2000. However, all proceedings have been stayed pending the outcome of the proceedings in the first lawsuit described in paragraph 15.4 above. Potential liabilities in respect of this claim are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.6 Systems Management Specialists, Inc. (SMS) is a defendant in an arbitration brought by Esprit de Corp (Esprit) in April 2002. This action relates to two outsourcing agreements entered into by Esprit and SMS in 1995 and 1999; Esprit alleges that SMS breached its obligations under the agreement and is seeking at least $8 million. The arbitration between SMS and Esprit has commenced and will be conducted in Los Angeles, California, USA. Initially, the parties had agreed to conduct the arbitration hearing during a two week period in May 2003, with discovery and briefing to take place before that time. However, this may be delayed. Potential liabilities in respect of this claim are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.7 Marconi Corporation and Marconi Commerce Systems Inc. (MCSI) are defendants in two actions brought by a former employee, Larry Anthony Gillus (Gillus). The complaints are that Gillus suffered racial discrimination and subsequent retaliatory action whilst employed by Gilbarco (subsequently known as MCSI, which has now been sold to subsidiaries of Danaher Corporation plc). A second claim has been brought against Marconi plc and MCSI for retaliation and intentional infliction of emotional distress alleged to have occurred after he brought the original action. Counsel for both parties have agreed that if Marconi plc is the correct defendant and not Marconi Corporation, this charge can be made. Gillus' counsel has stated that he is seeking a total of $19 million in respect of both claims. The claims have been selected for a mediated settlement conference. Potential liabilities in respect of the claim against Marconi Corporation will be compromised pursuant to the Marconi Corporation Scheme being implemented in accordance with its terms.

15.8 Marconi Corporation, Marconi plc, Marconi Inc. and Marconi Data Systems Inc. are defendants in an action brought by a former employee, Thomas Edeus (Edeus). The complaint asserts three causes of action; firstly that Edeus was unlawfully deprived of benefits to which he was entitled under Marconi Data Systems Inc's United States severance plan; secondly for failure to provide Edeus with a summary plan description relating to the severance plan; and thirdly for age discrimination in employment. The plaintiff has purported to have made out claims in various specified amounts totalling over $901,000, some of which may be in the alternative, and also unspecified punitive damages, liquidated damages and front and back pay, making the impact of this claim on the Group difficult to access. An answer and affirmative defences have been filed on behalf of all defendants. Potential liabilities in respect of the claim against Marconi Corporation will be compromised pursuant to the Marconi Corporation Scheme.

15.9 On 4 October 2000, Alcatel SA and Alcatel CIT, both French companies ("Alcatel"), filed a claim against Marconi plc, Marconi Communications Limited and Marconi Communications SpA alleging infringement of two patents held by Alcatel group companies. Alcatel and Marconi Corporation entered into a mutual patent cross licence agreement effective 1 April 2002 in respect of both companies' patent portfolios which calls for a series of payments by Marconi plc. The amount of these payments has no significant effect on the financial position or profitability of the Group. This settled all claims brought by

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       Alcatel. The cross licence applies to patents and patent applications of
       Marconi plc and Alcatel filed prior to 1 April 2002. The cross licence expires on 31 March 2009. Potential liabilities in respect of this claim are excluded from the Marconi Corporation Scheme.

15.10 Stringfellow and Plessey Precision Metals are defendants in an action brought in the Superior Court of California in May 1998. A toxic tort claim was filed by several thousand residents of Riverside County who live adjacent to the Stringfellow Acid Pits Waste Disposal Site. There are currently several hundred plaintiffs. The claim is still in its early stages and therefore, no estimate of Plessey's potential liability is currently available. Plessey was a minor generator of hazardous materials on the site compared to others involved, however. A case management order was entered into in early 2001 and the case is still in the early discovery stage. The defendants are seeking dismissal on grounds of statutes of limitation. Potential liabilities in respect of this claim are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.11 Inglis Limited and English Electric Company Limited ("English Electric") are defendants in an action brought by Manitoba Hydro. In the early 1960s, Manitoba Hydro contracted with Inglis Limited to design and manufacture (amongst other equipment) three turbines for the hydro electric plant at Grand Rapids in the United States. Inglis Limited worked closely with English Electric, who prepared certain aspects of the turbine design. One of the turbines exploded in March 1992. Manitoba Hydro is suing Inglis Limited for negligence and breach of contract in the design and manufacture of the turbines, and English Electric for negligence in relation to the design. In June 1998 Manitoba Hydro were granted leave to commence an action against English Electric and Inglis Limited and proceedings are progressing, the documentary disclosure phase having been largely completed and examination for discovery of witnesses being partly undertaken. Manitoba Hydro has pleaded (in broad terms) around 35 million Canadian dollars (approximately L14 million). This sum is exclusive of interest which could approximately double this figure as the explosion took place 10 years ago. This amount assumes 100 per cent. liability on the part of English Electric, which is denied. Potential liabilities in respect of this claim are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.12 Datang Telecom Technology Co. Ltd, Optical Communication Branch ("Datang") has indicated that it may bring a claim against Chengdu Marconi Communications Ltd (Chengdu). On 24 August 2000 Chengdu Marconi Communications Ltd entered into an Original Equipment Manufacture agreement with Datang. Datang has approximately US$5.2 million on account payable to Chengdu Marconi Communications Ltd but has not paid as it claims that it has been unable to sell US$7 to 9 million of products purchased from Chengdu Marconi Communications Ltd due to their quality. Datang has indicated that it will not pay the outstanding sums and may bring court proceedings against Chengdu Marconi Communications Ltd in China. The value of such a claim might be in the region of US$7 to 9 million, the value of the products that Datang claims it has been unable to sell, but could potentially be for US$18 million, the value of the entire contract. Potential liabilities in respect of this claim are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.13 On 26 March 2002 Railtrack Telecom Services Limited ("RTSL", now known as RT Group Telecom Services Limited), a joint venture partner, served a claim against Marconi Corporation in respect of its failure to pay in February 2002 an amount of L20 million plus daily interest in an amount of L3,287 in respect of the purported exercise by RTSL of a contractual option to put 1,324,054 ordinary shares in Easynet Group plc on to Marconi Corporation. Marconi Corporation had, prior to receipt of the claim, indicated its intention to claim or counterclaim against RTSL in respect of its acts, omissions, misrepresentations and breaches of its obligations to Marconi Corporation arising out of or in respect of certain agreements and transactions relating to ipsaris Limited and Ultramast Limited (a joint venture company in which RTSL and Marconi Corporation each held 50 per cent. of the shares). Marconi Corporation then raised its counterclaims as a complete defence and advised RTSL that the amount of Marconi Corporation's claims against RTSL was greater than the claim that RTSL had brought against Marconi Corporation. RTSL applied for a summary judgment hearing which took place on 15 July 2002, on the grounds that Marconi Corporation's claims had no real prospect of success. The court did not grant summary judgment in favour of RTSL, recognising that Marconi Corporation might have a valid counterclaim which could be set off against amounts due under the option. However, the court did order that Marconi Corporation pay the disputed L20 million plus interest into court, reflecting the court's

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      concerns about whether the counterclaim by Marconi Corporation would ultimately succeed and also the fact that RTSL was entitled to put the Easynet Group Plc shares on Marconi Corporation, and that it would be unfair for Marconi Corporation to acquire the shares without making any payment. Marconi Corporation paid the required sum into court. A settlement of all outstanding litigation was reached with RTSL, subject to court approval of a capital reduction in Ultramast Limited. The court approved the capital reduction on 21 February 2003.

15.14 Marconi Communications Limited (MCL) has settled claims which were brought by Alstom Transport Limited (Alstom), a sub-contractor, in an arbitration brought under International Chamber of Commerce rules in respect of a sub-contract that Alstom entered into with MCL on 26 May 1995 for the supply of certain communications equipment and systems for installation on the Northern Line of London's underground system. Alstom requested the arbitration on 25 May 2001. MCL submitted a full defence. Certain preliminary matters were heard and an initial hearing into the substance of the claim took place. In a related action, Alstom Transport Ltd and three other Alstom subsidiaries issued proceedings in the English courts in September 2001 in relation to alleged misrepresentations or breach of warranties made by MCL as to the costs of operating the communications equipment and systems to be installed pursuant to this sub-contract. Settlement has been reached in relation to both these claims. MCL will provide further products and services to Alstom pursuant to a revised supply contract and a new maintenance contract was entered into as of 6 January, 2003. Marconi's obligations pursuant to these new contracts are guaranteed by Marconi Communications Holdings Limited and are the subject of collateralised performance bonds to a value of L2.5 million and L1 million respectively for the supply and maintenance contracts. The arbitration has also been discontinued. Potential liabilities in respect of these claims are not subject to the Marconi Corporation Scheme as the claim is not against Marconi Corporation.

15.15 Marconi Corporation was the defendant in an action brought by DrKW Finance Ltd (DrKW) which has now been settled. The claim was for L12,289,860.15 plus interest due or scheduled to become due under a payment plan agreement between Oracle Corporation UK Ltd (Oracle) and Marconi Corporation. Oracle assigned the relevant agreement, a software licensing agreement, to DrKW. On 11 October 2002 DrKW obtained summary judgment for the full amount claimed plus interest. On the same day Marconi Corporation agreed a settlement of the claim with DrKW and DrKW agreed not to enforce the judgment. Marconi Corporation has complied with its settlement obligations and has no further liability in respect of this claim and therefore it is not subject to the Marconi Corporation Scheme.

15.16 There is an outstanding tax dispute between the Indian tax authorities and Marconi Corporation, English Electric and Associated Electrical Industries Limited (AEI). In 1989/90, as part of the reorganisation of the group's European operations, Marconi Corporation, English Electric and AEI transferred their shareholdings in The General Electric Company of India Limited (GEC India), The English Electric Company of India Limited (EE India) and GEC Power Engineering Services of India Limited (GEP India) to a Dutch company, GEC Alsthom NV (Alsthom). The Indian tax authorities claim that this transfer gives rise to an Indian capital gains tax charge for each of Marconi Corporation, English Electric and AEI (although this is one of the issues in dispute). An advance Indian capital gains tax payment had to be made before the Indian authorities would issue a no-objection certificate, which was required before the transfer could proceed. This advance payment was based on the value of GEC India, EE India and GEP India at the date of the no-objection certificate. The Indian tax authorities have, however, assessed Marconi Corporation, English Electric and AEI to tax on the basis of the value of GEC India, EE India and GEP India at the date of the actual transfer, which could give rise to a tax liability of up to L11 million (of which L3 million relates to Marconi Corporation). Marconi Corporation, English Electric and AEI are disputing this liability and the basis of valuation in the Indian courts and in pursuance of interim orders of the Indian Court have deposited L2.686 million with the Indian tax authorities. Potential liabilities in respect of this claim are excluded from the Marconi Corporation Scheme.

Claims brought by Marconi Group companies

      The following represent the largest outstanding claims made on behalf of the Marconi Corporation Group:

15.17 Marconi Communications Inc. (MCI) is the claimant in two actions against Vidar SMS Co., Ltd (Vidar), a company with its principal place of business in Taiwan. In May 2000, MCI brought an International

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      Chamber of Commerce arbitration proceeding against Vidar in connection with Vidar's breaches of an Engineering Services Agreement between Vidar and a Marconi-acquired company, RELTEC Corporation. In August 2002, the arbitration tribunal awarded MCI $25,879,544 under its breach of warranty claims, $5,604,270.12 for prejudgment interest, and $156,702.56 for costs, for a total award of $31,640,516.68. As set out below in paragraph 15.18, Vidar may claim that it has no assets to satisfy this judgment. Marconi Corporation has no liability in respect of this claim and it is therefore not subject to the Marconi Corporation Scheme.

15.18 A second action was brought by MCI against Vidar in May 2000 in the United States Court for the Northern District of Texas for fraud, negligent misrepresentation, Texas common law indemnity and California equitable indemnity, all relating to Vidar's wrongful acts in connection with various business relationships between the parties. On 30 October 2002, the US District Court entered default judgment against Vidar on all claims and assessed MCI's actual damages at $72,402,065 plus prejudgment interest on this amount at the rate of 10 per cent. per annum. Vidar filed a petition for reorganisation in the Taipei (Taiwan) District Court in 2001 and may claim that it has no assets to satisfy the judgments referred to above. However, the Taipei District Court dismissed Vidar's petition on 28 January 2002 based on its lack of viability for reorganisation and the Taiwan High Court dismissed Vidar's appeal of the lower court's ruling on 25 March 2002 based on the same reason. Marconi Corporation has no liability in respect of this claim and it is therefore not subject to the Marconi Corporation Scheme.

16.    CONSENT

      Deloitte & Touche has given and has not withdrawn its written consent to the inclusion in this document reports, and the references thereto and to its name, in the form and context in which they appear and has authorised the contents of those parts of this document comprising its reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

17.    WORKING CAPITAL

      In the opinion of the Company, having regard to the facilities available to the Marconi Corporation Group, the working capital available to the Marconi Corporation Group is sufficient for the Marconi Corporation Group's present requirements, that is for the next 12 months following the date of this document.

18.    FURTHER INFORMATION RELATING TO THE GUARANTORS

      The Senior Notes, the Junior Notes and the Performance Bonding Facility will benefit from guarantees (Guarantees) to be provided by each of the Group companies set out below (Guarantors), with the exception of (1) Marconi Communications Telemulti Ltda which is a Brazilian company that will neither provide a Guarantee nor provide any security but the quotas (equity interests) which will be pledged as Security by its non-Brazilian parent company; and (2) Marconi Corporation, which will not provide guarantees of the Senior Notes or Junior Notes because it is the issuer of those notes, and which will both be deemed to be Guarantors for the purposes of the covenants in the Indentures. Each Guarantee will be supported by security over certain assets of the respective Guarantor (Security). Those Group companies marked with an * will constitute "US Guarantors" under the Notes; all other companies listed below will constitute "Non-US Guarantors" under the Notes. US Guarantors comprise the Guarantors that are Ringfenced Entities, and Non-US Guarantors comprise all other Guarantors. All Security and Guarantees shall be provided subject to limitations imposed by applicable law or arising by reason of directors' fiduciary duties or other potential liabilities. The limitation language will be set out in the Security Trust and Intercreditor Deed. See
      Part II: Risk factors -- Risks related to ownership of the Marconi Corporation Shares, Notes and Warrants. Subject to local law, the Security will be granted to the Security Trustee, which will hold the Security on behalf of the trustees of the Notes (on behalf of the holders of the Notes), the banks providing the Performance Bonding Facility and certain other Secured Creditors. The ranking of the guarantees and Security, as between the Senior Notes, the Junior Notes and the Performance Bonding Facility is set out in the Security Trust and Intercreditor Deed as described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed.

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PART X -- ADDITIONAL INFORMATION

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      On the Issue Date, each of the following Group Companies will be
      Guarantors:

       AUSTRALIA

      Marconi Australia Holdings Pty Limited (change of registration details from Marconi Australia Holdings Limited expected to be effective from 11 April 2003)

      Marconi Australia Pty Limited

       BRAZIL

      Marconi Communications Telemulti Ltda

       GERMANY

      Marconi Communications GmbH

      Marconi Communications Holdings GmbH

      Marconi Communications Real Estate GmbH

       GUERNSEY

      Bruton Street Overseas Investments Limited

       HONG KONG

      G.E.C. (Hong Kong) Limited

      Marconi Communications Asia Limited

       IRELAND

      Marconi Communications Limited* (Ireland)

      Marconi Communications Optical Networks Limited*

       ITALY

      Marconi Communications SpA

      Marconi Holdings SpA

      Marconi Sud SpA

       MEXICO

      Administrativa Marconi Communications, S.A. de C.V.*

      Marconi Communications de Mexico, S.A. de C.V.*

      Marconi Communications Exportel, S.A., de C.V.*

      Marconi Communications, S.A. de C.V.*

       NETHERLANDS

      Marconi Communications BV*

       SWITZERLAND

      Marconi Communications GmbH* (Switzerland)

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                                                PART X -- ADDITIONAL INFORMATION

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       UK

      Associated Electrical Industries Limited

      Elliott-Automation Holdings Limited

      English Electric Company Limited

      GPT Special Project Management Limited

      Highrose Limited

      Metapath Software International Limited

      Marconi Aerospace Unlimited

      Marconi (Bruton Street) Limited

      Marconi (DGP1) Limited

      Marconi (DGP2) Limited

      Marconi Bonding Limited

      Marconi Communications China Limited

      Marconi Communications Holdings Limited

      Marconi Communications International Holdings Limited

      Marconi Communications International Investments Limited

      Marconi Communications International Limited

      Marconi Communications Investments Limited

      Marconi Communications Limited

      Marconi Corporation plc

      Marconi (Elliott Automation) Limited

      Marconi (NCP) Limited

      Marconi Optical Components Limited

      Marconi UK Intellectual Property Limited

      Mobile Systems International Holdings Limited

       US

      Bruton Street Partnership (a general partnership to be converted to a corporation prior to the Issue Date)

      FS Finance Corp.

      FS Holdings Corp.

      Metapath Software International, Inc.

      Metapath Software International (US), Inc.

      Marconi Acquisition Corp.*

      Marconi Communications Federal, Inc.*

      Marconi Communications Holdings, Inc.

      Marconi Communications, Inc.*

      Marconi Intellectual Property (Ringfence) Inc.*

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PART X -- ADDITIONAL INFORMATION

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      Marconi Intellectual Property (US) Inc.

      Marconi Communications North America Inc.

      Marconi Communications Technology, Inc.*

      Marconi Inc.

      Marconi Networks Worldwide, Inc.*

      Marconi Software International, Inc.

      No separate financial information is given in this document in respect of the Guarantors as they are consolidated within Marconi Corporation's consolidated financial statements and their accounts which, if presented on a stand-alone basis, would, in the view of the Directors, be of minor importance only and would not influence assessment of the assets and liabilities, financial position, profits and losses and prospects of Marconi Corporation.

      No other information is included in this document in respect of the Guarantors, save as described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed, as, in the view of the Directors, it would be of minor importance only and would not influence assessment of the assets and liabilities, financial position, profits and losses and prospects of Marconi Corporation.

19.     INDEBTEDNESS OF THE MARCONI CORPORATION GROUP

      At the close of business on 21 February 2003, the total indebtedness of the Marconi Corporation Group was as follows:

                                                                    L million
                                                                    ---------
      Secured loans                                                        17
      Unsecured loans                                                   4,578
      Unsecured overdrafts                                                  1
      Finance lease obligations                                             6
                                                                    ---------
                                                                        4,602
                                                                    =========

      Included within the indebtedness listed in the table above is L4,181 million that is guaranteed by Marconi plc. In addition, included within unsecured loans is L263 million relating to loan creditor balances with Marconi plc and fellow subsidiaries of Marconi plc outside the Marconi Corporation Group.

      Save as disclosed above, and apart from intra-group liabilities and guarantees, the Marconi Corporation Group did not have outstanding as at 21 February 2003 any material loan capital (whether issued or created but unissued), term loans, other borrowings or indebtedness in the nature of borrowing (including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits, mortgages, charges, hire purchase commitments and obligations under finance leases) or material guarantees.

      At 21 February 2003 the Marconi Corporation Group had contingent liabilities in total of L30 million. In the opinion of the Directors, these contingent liabilities are not expected to have a material adverse effect on the Marconi Corporation Group.

      The Marconi Corporation Group is engaged in a number of legal proceedings relating, amongst other things, to class shareholder actions and claims relating to contracts, industrial injury and patent infringement. The Marconi Corporation Group is defending these claims, the estimated possible unprovided exposure of which is included in the contingent liabilities total disclosed above, and the Directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

                                       482
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                                                PART X -- ADDITIONAL INFORMATION

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      At the close of business on 21 February 2003, the Marconi Corporation
      Group had the following cash balances:

                                                                    L million
                                                                    ---------
      Secured                                                             763
      Collateral against bonding facilities                               122
      Held by captive insurance company                                    17
                                                                    ---------
      Restricted cash                                                     902
      Other                                                               181
                                                                    ---------
      Total cash at bank and in hand                                    1,083
                                                                    =========

      Of the secured cash, L720 million relates to amounts held under an interim security by the Group's Syndicate Banks and Bondholders and also by Barclays Bank PLC (in its capacity as an ESOP Derivative Bank) granted on 13 September 2002. A further L27 million relates to cash deposited against ESOP Derivative Banks for the Strategic Communications business and L16 million relates to cash deposited against secured loans in Italy.

      For the purposes of the above, amounts denominated in currencies other than sterling have been translated into sterling at the exchange rates prevailing at the close of business on 21 February 2003.

20.    GENERAL

20.1 Save for the operating results for the three months ended 31 December 2002 disclosed in Part VI: Marconi plc quarterly report to 31 December 2002 there has been no significant change in the financial or trading position of the Marconi Corporation Group since 30 September 2002, the date to which the last audited consolidated accounts of the Marconi Corporation Group and its subsidiaries were prepared as set out in Part
       IV: Financial information.

20.2 The total costs and expenses relating to the issue of the Marconi Corporation Shares are estimated to amount to L5.9 million (including
       VAT) all of which are payable by the Company.

20.3 The financial information contained in this document which relates to the Company does not constitute full statutory accounts as referred to in section 240 of the Companies Act. Statutory audited accounts of the Company, on which the auditors have given unqualified reports and which contained no statement under section 237(2) or (3) of the Companies Act, have been delivered to the Registrar of Companies in respect of the three financial years ended 31 March 2002.

20.4 There are no arrangements in existence under which future dividends of the Company are to be waived or agreed to be waived.

20.5 Marconi Corporation files reports and other information with the SEC under the US Securities Exchange Act of 1934, as amended. Reports and other information filed with, or submitted to, the SEC by Marconi Corporation can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and at the SEC's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports and other information are also available to the public through the internet in the EDGAR database on the SEC's website at http://www.sec.gov.

20.6 The issue of the Notes was duly authorised by a resolution of the Board of the Issuer dated 26 March 2003.

20.7 This document and any supplement will only be valid for listing Notes on the Official List during the period of 12 months from the date of this document in an aggregate principal amount which, when added to the aggregate principal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed:

      (a) in the case of the Senior Notes, the euro equivalent L450 million principal amount; and

      (b)     in the case of the Junior Notes, the Total Junior Notes.

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21.    DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of not less than 14 days from the date of publication of this document at the offices of Allen & Overy, One New Change, London EC4M 9QQ and at the Company's registered office at New Century Park, PO Box 53, Coventry, Warwickshire CV3 1HJ:

      (a)   this document and the Scheme Document;

      (b) the existing memorandum and articles of the Company and the Memorandum and Articles of the Company;

      (c) the audited accounts of the Company for the three financial years ended 31 March 2000, 31 March 2001 and 31 March 2002;

      (d)   Directors' service agreements;

      (e)   the material contracts referred to in paragraph 14.1 of this Part X:
            Additional information; and drafts of the material contracts referred to in paragraph 14.3, which shall be replaced with executed versions as those contracts are executed;

      (f) the rules of the employee share schemes referred to in "Incentive Schemes" in this Part X: Additional information;

      (g) the consent letter referred to in paragraph 16 under the heading "Consent" in this Part X: Additional information;

      (h) the report from Deloitte & Touche set out in Part IV: Financial information of this document together with the statement of adjustments relating to the report;

      (i) the letter from Deloitte & Touche regarding the unaudited pro forma financial information set out in Part V: Unaudited pro forma financial information; and

      (j)   the current drafts of the Indentures.

                                    GLOSSARY
--------------------------------------------------------------------------------

The following terms marked * are the Group's product names or trade marks.

access the part of a telecommunications network between the subscriber or customer and the service provider's "local exchange" or "central office".

access equipment             connects the end user to a service provider's
                             switch or local exchange across what has been traditionally known as the "last mile" or "local loop". Alternatively, it may connect the end users to their Internet Service Provider.

*Access Hub                  a family of access products designed to deliver
                             multimedia broadband services over existing copper pairs. The Access Hub can also be configured to provide aggregation within the local network, for example to backhand mobile telephone traffic.

ADSL Asymmetric Digital Subscriber Line -- a technology for exchanging digital data with customers over their existing telephone lines. It is part of the DSL or xDSL family of technologies and has the characteristics of high data rates to the home or customer (up to around 6 megabits per second) and slower data rates from the customer to the network or service provider (up to 640 kilobits per second).

*ASX-4000                    an ATM switch router manufactured by the Group.

ATM Asynchronous Transfer Mode -- a switching technology that organises digitised voice and other data into 53 byte packets (called "cells") and transmits them over a communications network. Individual cells are processed asynchronously relative to other cells, and are queued before being multiplexed over a network to an address contained in the first 5 bytes of the cell.

bandwidth                    the data transmission capacity of a transmission
                             medium (eg optical fibre) or communications product. The bandwidth is usually measured in bits per second, or thousands of bits per second (kilo bites per second); millions of bits per second
                             (megabits per second); billion bits per second
                             (gigabits per second); million bits per second
                             (terabits per second).

BBRS                         Broadband Routing and Switching.

carrier-class                of a quality suitable for use by a company that
                             provides public communications services, either within a local area or between local areas.

CATV                         Community Antenna Television or Cable Television.

class 5 Softswitch           a software application that provides the equivalent
                             of class 5 (local) telephone exchange
                             functionality. It provides call control and support for residential and business users interworking with the existing public switched telephone network. It can be used in conjunction with different access technologies to provide complete solutions for network operators and service providers.

CLEC Competitive Local Exchange Carrier (US terminology) sometimes referred to as a "second operator" in other countries.

Cross Connection             a mapping between two channels or paths at a
                             network device.

DC                           Direct Current.

Deep Fibre                   a term used by the Group to describe access systems
                             that bring optical fibres to within 150 metres of the subscriber thus allowing high data transmission rates.

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*DISC*S                      Digital Intelligent Subscriber Carrier System --
                             the Group's access platform for the North American market.

DLC Data Link Control -- the second lowest layer in the OSI reference Model. Every Network Interface Card
                             (NIC) has a DLC address or DLC Identifier (DLCI) that uniquely identifies the node on the network.

*DMP                         Distributed Multiservice Platform.

DSL Digital Subscriber Line -- a technology for sending digital data to customers over their existing telephone lines. There are a number of DSL variations known as xDSL, including ADSL.

DSLAM Digital Subscriber Line Access Multiplexer -- equipment located at a phone company's central location that links many customer DSL connections to a single high-speed ATM line. When the phone company receives a DSL signal, an ADSL modem with a POTS splitter detects voice calls and data. Voice calls are sent to the PSTN, and data is sent to the DSLAM, where it passes through to the Internet, then back through the DSLAM and ADSL modem before returning to the customer's PC.

DWDM Dense Wavelength Division Multiplexing -- technology that allows a single optical fibre to simultaneously carry many signals, each of which has a distinct optical wavelength closely spaced from its neighbouring channel.

ETSI                         European Technical Standards Institute.

EVP                          Executive Vice-President.

Fibre Optics                 thin filaments of glass through which light beams
                             are transmitted over long distances and which carry large amounts of data at a high data speed.

Fibre optic splice
enclosures                   a casing that provides for the organisation and
                             protection of joints made between fibre optic cable.

Fibre to the curb            fibre optics which transmit data very close to the
                             curb of customers residences and businesses with twisted-pair copper being used from the curb into the residences and businesses themselves.

FITL Fibre In The Loop -- the extension of a fibre network to subscribers.

Frame Relay                  a fast packet-switching protocol based on a LAP
                             (Link Access Protocol) that performs routing and transfer with less overhead processing than X.25.

Gbps                         Gigabits per second or 1,000 megabits per second
                             (1,000 Mbps).

GHz Gigahertz -- a unit of frequency equal to one thousand million hertz. The term gigahertz is used as an indicator of the frequency of ultra-high-frequency (UHF) and microwave signals and also, in some computers, to express microprocessor clock speed.

GMPLS                        Generalised Multiprotocol Label Switching.

High Speed Data              data capable of being transmitted in a high-speed
                             manner.

HND                          Higher National Diploma.

IADs Integrated Access Devices -- these connect user devices such as a PABX and LAN onto a common ATM uplink into a public network.

IC&M                         Installation, Commissioning and Maintenance.

IETF Internet Engineering Task Force -- a large, open, international community of network designers, operators, vendors and researchers whose purpose is

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--------------------------------------------------------------------------------

                             to co-ordinate the operations, management and evolution of the Internet to resolve short and mid-range protocol and architectural issues.

ILEC Incumbent Local Exchange Carrier (US terminology) is the local phone company, usually one of the regional Bell operating companies or an independent telephone company.

IP Internet Protocol -- a method or protocol by which digital data is sent from one computer to another over the Internet. Data is sent in packets that contain the sender's unique Internet address and the receiver's unique Internet address. Individual packets traverse the network until they reach the destination address, but there is no guarantee of arrival or sequence of arrival. Another protocol, TCP, sorts the received data into correct order.

ISDN Integrated Services Digital Network is an internationally agreed standard covering digital voice and data services between national networks and their connection to a home or business.

ISP Internet Service Provider -- also called internet access provider -- a company that provides access to the Internet. In addition to serving individuals, ISPs also serve large companies, providing a direct connection from the company's networks to the Internet. ISPs themselves are connected to one another through Network Access Points (NAPs).

Mbps                         Megabits per second or 1,000 kilobits per second.

MPLS MultiProtocol Label Switching -- an IETF initiative that integrates Layer 2 information about network links bandwidth, latency, utilization into Layer 3
                             (IP) within a particular autonomous system, or ISP, in order to simplify and improve IP packet exchange. MPLS gives network operators a great deal of flexibility to divert and route traffic around link failures, congestion, and bottlenecks.

Multi-casting functionality  the ability to broadcast messages to a select group of computers or other devices when considered as part of a network.

Multiplexer                  a system/device which combines two or more data
                             streams into a single transmission channel. The main types are Time Division Multiplexing (TDM) where each stream has an allocated time slot, and Frequency Division Multiplexing (FDM) where each stream has an allocated channel frequency, in optical communications it is usual to refer to Wavelength Division Multiplexing (DWM) rather than
                             FDM.

Next Generation Digital
Loop Carriers                next version network transmission equipment used to
                             provide a pair gain function where the electronic cost of the Digital Loop Carrier equipment is more than offset by additional copper distribution lines. They consist of two parts -- a central office terminal and remote terminal.

OEMs Original Equipment Manufacturers -- which is a misleading term for a company that has a special relationship with computer and/or telecommunications equipment producers. OEMs buy equipment in bulk and customize them for particular applications. They then sell the customized computer under their own name. The term is really a misnomer because OEMs are not the original manufacturers -- they are the customizers.

OND                          Ordinary National Diploma.

*ONU Optical Network Unit -- enables premises to be served directly by fibre or by twisted-pair copper. Alternatively fibre can be extended to a

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GLOSSARY

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                             neighbourhood node such as a remote exchange
                             building or roadside cabinet, with onward connection by twisted-pair.

Optical Networks             systems which use optical fibre as a medium to
                             transport traffic around the network; further described in Part I: Description of the Marconi
                             Corporation Group.

OSI Open Systems Interconnection, a standard that defines communications protocols in terms of a layered model ranging from the physical connection (the lowest layer) up to the end user application at the highest layer. The functionality of each layer is carried over the lower layers.

OSS Operational Support System. The systems that support operational functions such as, inventory, service and network configuration, performance monitoring, billing, planning and repair functions. The OSS provides monitoring/coordinating and/or controlling telecommunications functions and support for communications networks.

PABX Private Automatic Branch eXchange -- an automatically telephone switching deployed generally within a business.

Packet-oriented protocols    a packet is an arbitrary collection of data grouped
                             and transmitted with its user identification over a shared facility. A protocol is a specific set of rules, procedures or conventions relating to format and timing of data transmission between two devices, typically including such things as framing, error handling transparency and line control.

Packet Switching             describes the process of routing packets of data to
                             a destination address contained within each packet.
                             The scheme is an efficient way to handle transmission on a "connectionless" network such as the Internet because many packets from different users can share common data paths as they transverse the network.

PC                           personal computer.

PCB                          printed circuit board.

PGC                          post-graduate certificate.

Photonics                    the combination of electronic (electron) and
                             optical (photon) technologies. It is generally associated with optical fibre systems in communications networks.

*PLx                         photonic line system.

*PMA a reconfigurable photonic add/drop multiplexer system that provides fully reconfigurable features and functions for regional and core metropolitan network segments, allowing network operators to reconfigure network capacity in response to changes in traffic demand.

*PMM a range of photonic solutions designed specifically for metropolitan area networks. It comprises a common platform with three basic configurations:
                             Point-to-Point, Standard Ring and Extended Ring. These configurations allow for better cost effectiveness by increasing wavelength utilisation with flexible sub-wavelength service aggregation.

POTS Plain Ordinary Telephone Service, refers to basic telephone calls.

PSTN                         Public Switched Telephone Network.

PtMP                         point to multi point.

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                                                                        GLOSSARY

--------------------------------------------------------------------------------

SDH Synchronous Digital Hierarchy -- a standard technology for synchronous data transmission primarily over optical fibre networks. SDH is based on european standards. SDH is very similar to SONET which is the North American and Japanese standard for synchronous data transmission. SDH defines base data of 155 Megabits per second and a set of multiples of that rate.

*ServiceOn Access            the Group's network management system for access
                             products.

*Skyband MDMS                Skyband Marconi Digital Multipoint System. A
                             broadband wireless access system designed to deliver toll quality voice, high speed data, multimedia and leased line services to business and multi-dwelling residential customers. MDMS is highly reliable and delivers exceptional bandwidth for spectrum used.

*Skyband MDRS                Skyband Marconi Digital Radio System. A
                             point-to-point wireless system for access, feeder and back-haul applications. Skyband operates over a broad frequency spectrum to match the varying national regulations.

*Softswitch                  a carrier class, next-generation Voice Over IP
                             (VoIP) solution enabling the convergence of voice and data services onto a single packet network.

Soliton-based                using solitons or "stable pulses" that travel
                             without changing their shape or dispersing and robustly resist perturbations in the physical medium that supports them. Due to the fact solitons do not break up, spread or lose strength they are ideal for fibre optic communications networks.

SONET Synchronous Optical Network. SONET is the North American and Japanese standard for synchronous transmission on an optical network. It is very similar to the European SDH standard. SONET defines a base data rate of 51.84 Megabits per second and a set of multiples of that rate.

switch a network device that selects a path or circuit for sending data or a signal to its next destination. Technology developed for voice transmission used circuit switching to dedicate a path for the duration of a call. A modern switch in a digital network often incorporates the function of a "router" to determine specifically where each packet of data should be sent.

Synchronous                  signals that are sourced from the same timing
                             reference and hence are identical in frequency.

*System X                    the Group's family of telephone exchanges provides
                             the majority of BT's PTSN and ISDN services. There are over 20 million telephone lines connected to System X in the UK.

T1 a specification for a transmission line. The specification details the input and output characteristics and the bandwidth. T1 lines run at
                             1.544 Mbps and provide for 24 data channels.

TCP Transmission Control Protocol -- sorts received data into correct order.

TETRA Terrestrial Trunked Radio -- a European standard for a high integrity radio system developed largely for use by the emergency services in Europe and elsewhere.

Tier 1 a major network operator (carrier) that has direct connections to other Tier 1 operators in order to exchange traffic. Secondary; or Tier 2 operators exchange traffic via the Tier 1 operators.

Toll-grade                   public network quality.

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GLOSSARY

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Turnkey projects             involve turnkey systems which are where an entire
                             telecommunications system with hardware and software is assembled and installed by a vendor and sold as a total package.

UMTS Universal Mobile Telephone Service is a third generation (3G) mobile technology that will deliver broadband transmission information at speeds up to 2 Mbit/s. Besides voice and data, UMTS will deliver audio and video to wireless devices anywhere in the world through fixed, wireless and satellite systems.

*UPLx                        Ultra-long haul Photonic Line System.

VoIP Voice Over Internet Protocol -- a means to transport voice over a packet IP network. Speech samples are broken into packets and may be transported using different routes to be assembled into their correct order at the receiving end.

VPN Virtual Private Network -- a private voice communication network built on public switching and transport facilities rather than dedicated line facilities.

xDSL xDSL refers to the different variations of Digital Subscriber Line (DSL) technology including ADSL defined above.

2G second-generation protocols for mobile telephony which use digital encoding.

2.5G protocols which extend 2G systems in mobile telephony to provide additional features such as packet-switched connection and enhanced data rates.

3G third-generation protocols in mobile telephony which support high data rates. 3G will support broadband and bandwidth-hungry applications such as video and Internet access.

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                                  DEFINITIONS
--------------------------------------------------------------------------------

The following definitions apply throughout this document unless the context otherwise requires:

2005 Eurobonds               E500 million 5.625 per cent. Bonds due 2005 issued
                             by Marconi Corporation and guaranteed by Marconi plc;

2010 Eurobonds               E1 billion 6.375 per cent. bonds due 2010 issued by
                             Marconi Corporation and guaranteed by Marconi plc;

2010 Yankee Bonds            US$900 million 7.75 per cent. Bonds due 2010 issued
                             by Marconi Corporation and guaranteed by Marconi plc;

2030 Yankee Bonds            US$900 million 8.375 per cent. Bonds due 2030
                             issued by Marconi Corporation and guaranteed by Marconi plc;

ABI                          Association of British Insurers;

Account Holder               a person who is recorded in the books or other
                             records of Euroclear or Clearstream, Luxembourg as holding an interest in Eurobonds or in the books of DTC, Euroclear or Clearstream, Luxembourg as holding an interest in Yankee Bonds as the case may be, in each case in an account with the relevant system;

Account Holder Letter        a letter sent or delivered to Bondholder
                             Communications confirming instructions in respect of the Bonds;

Additional Amounts           the meaning as set forth in Part IX: Description of
                             the Notes, the Guarantees and the Security Trust and Intercreditor Deed under the heading
                             "Description of Certain Terms Common to all of the Notes -- Additional Amounts";

Additional Notes             the meaning as set forth in paragraph 12.2 of Part
                             X: Additional information;

Admission                    admission of the Marconi Corporation Shares, the
                             Warrants and the Notes to the Official List and to trading on the market for listed securities of the London Stock Exchange but in the case of the Notes being issued under the Programme, for a period of 12 months from the date of this document only, and "Admission becoming effective" means it becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the admission and disclosure standards published by the London
                             Stock Exchange;

Admitted                     means (1) when used of a Scheme Claim, the amount
                                       of any relevant claim that has been
                                       admitted by the Scheme Supervisors, under the relevant Scheme so as to qualify for distributions of the relevant Scheme Consideration; and

                                    (2) when used of a Scheme Creditor, that
                                        Scheme Creditor in respect of the amount of its Scheme Claim which has been admitted by the Scheme Supervisors as described in (1) above;

ADR                          an American depository receipt;

Affiliate                    in relation to a company, a company in which it has
                             any direct or indirect interest as a shareholder of at least 25 per cent;

Ancrane formerly Ancrane Limited and now re-registered as an unlimited company incorporated in England and Wales with registered number 4308188, a wholly owned subsidiary of Marconi plc;

APAC                         Asia Pacific Region;

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DEFINITIONS

--------------------------------------------------------------------------------

APT Albany Partnership Limited, a company registered in England and Wales with registered number 3049168;

Articles the new articles of association of Marconi Corporation to be adopted forthwith and conditionally upon the allotment of the Marconi Corporation Shares pursuant to the Marconi Corporation Scheme;

Asset Sales                  has the meaning set out in Part IX: Description of
                             the Notes the Guarantees and the Security Trust and Intercreditor Deed;

Bank Creditors               has the meaning given in Part VII: Further
                             information relating to the Restructuring;

Bank Facility                the E6 billion syndicated credit facility dated 25
                             March 1998 between GEC (now Marconi Corporation),
                             HSBC Investment Bank plc (now HSBC Bank plc) (as agent), Marine Midland Bank (as US swingline agent) and the financial institutions named therein (as banks) as amended from time to time;

BBRS Business                the Group's North American broadband routing and
                             switching business described in Part I: Description of the Marconi Corporation Group;

BCT Bedell Cristin Trustees Limited a company registered in Jersey;

Board the board of directors of Marconi plc or Marconi Corporation as the context so requires;

Bondholder                   a person with the ultimate economic interest in any
                             of the Bonds;

Bondholder Communications    Bondholder Communications Group, a New York
                             Corporation, having an office at 30 Broad Street, 46th floor, New York, NY 10004, USA;

Bonds                        all or any of the Eurobonds and/or the Yankee
                             Bonds;

BT British Telecommunications plc a company registered in England and Wales with registered number 01800000 and its subsidiaries;

Business Day                 any day on which banks are open for general
                             business in both London and New York;

CALA                         Central and Latin American region;

CALS                         capital amortising loan stock;

Capital the Group's operations which include its holdings in Easynet Group PLC, Bookham Technology plc, the Italian-based Mobile Communications business and a number of minor activities, investments and assets;

Capital Reduction            the proposed reduction of the share capital
                             represented by the Non-Voting Deferred Shares and the Company's entire share premium account following the Marconi Corporation Scheme becoming effective pursuant to Section 135 of the Companies
                             Act;

CERCLA the United States Comprehensive, Environmental, Response, Compensation and Liability Act;

Claim Form                   each or any of the claim forms to be completed by
                             or on behalf of a Scheme Creditor (or its duly authorised agent(s)) detailing its Scheme Claims;

Clearstream, Luxembourg      Clearstream Banking, societe anonyme;

Code                         US Internal Revenue Code of 1986 as amended;

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

Combined Code                the principles of good governance and code of best
                             practice appended to the Listing Rules;

Companies Act                Companies Act 1985, as amended;

Convertible Euro Senior
Notes any Senior Notes that are deposited with The Bank of New York, as distribution agent pursuant to the Escrow and Distribution Agreement under the Restructuring with rights to convert into Euro Senior Notes or Dollar Senior Notes;

Co-ordination Committee      the institutions appointed to act as the
                             co-ordination committee for the Syndicate Banks in connection with the Restructuring proposals, the present members being Barclays Bank PLC, HSBC Bank plc, JPMorgan Chase Bank, The Royal Bank of
                             Scotland plc and Commerzbank Aktiengesellschaft,
                             London Branch and of which Intesa BCI S.p.A. was a member from 22 October 2001 to 5 March 2003;

Core the Group's operations which include Optical Networks, BBRS, European Access and North American Access, OPP, Other Network Equipment Businesses Network Services and associated IC&M and VAS;

Court the High Court of England and Wales unless specifically stated otherwise;

CREST the system for the paperless settlement of trades in listed securities of which CRESTCo Limited is the operator;

CREST regulations            the regulations governing CREST;

Currency Rate                the mid-point rate of exchange for the conversion
                             of one currency to another currency as published in The Financial Times (or if The Financial Times is not published, in the International Herald Tribune or another internationally recognised newspaper) on the last Business Day before the day of the meeting of Scheme Creditors for the Marconi Corporation
                             Scheme (being in the case of adjournment the last meeting pursuant to such adjournment(s)) is held;

Definitive Holder            means the registered holder of a Yankee Bond in
                             definitive form and the bearer (whether pursuant to an attornment or otherwise) of a Eurobond in individual global form other than a Eurobond in individual global form in respect of which no Account Holder Letter has been delivered;

Designated Recipient         the person specified in the valid Account Holder
                             Letter (or, in the case of Ancrane, in the Escrow and Distribution Agreement) relating to a particular principal amount of Bonds as being the recipient of any part of the Scheme Consideration in respect of those Bonds and includes, in the case of any cash distributed as part of any distribution of Scheme Consideration made in respect of the Eurobonds, the person to whom such cash is distributed through Euroclear and Clearstream,
                             Luxembourg;

Directors or Board           the Executive and Non-Executive Directors of the
                             Company and unless the context otherwise requires, the Proposed Directors;

Distribution Agent           The Bank of New York as distribution agent pursuant
                             to the Escrow and Distribution Agreement and any successors from time to time;

Distribution Notice          an irrevocable notice served by the Scheme
                             Supervisors on the Escrow Trustee with a copy to the Distribution Agent instructing the Escrow
                             Trustee to direct the Distribution Agent to make a distribution of Scheme Consideration;

Dollar Junior Notes          any Junior Notes (other than Convertible Dollar
                             Junior Notes) that are denominated in United States dollars;

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DEFINITIONS

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Dollar Senior Notes          any Senior Notes that are denominated in United
                             States dollars;

DTC                          The Depository Trust Company of New York;

EBITDA earnings before interest, taxes, depreciation and amortization;

EMEA                         Europe, the Middle East and African region;

ERISA US Employee Retirement Income Security Act 1974, as amended;

Escrow and Distribution
  Agreement                  an agreement dated 27 March 2003 between, among
                             others, Marconi Corporation, Marconi plc, the Escrow Trustee, the Distribution Agent and the
                             Scheme Supervisors a condition precedent to the effectiveness of which (insofar as it relates to the appropriate Scheme) is the occurrence of the appropriate Scheme Effective Time;

Escrow Trustee               Regent Escrow Limited a company registered in
                             England and Wales with registered number 4659445 and an escrow trustee pursuant to the Escrow and Distribution Agreement and any successor from time to time;

ESOP                         employee share option plan;

ESOP Derivative Banks        Barclays Bank PLC, Salomon Brothers International
                             Limited, and UBS AG;

ESOP Escrow Agreement        the ESOP escrow agreement between Marconi plc,
                             Marconi Corporation, HSBC Bank plc and Barclays
                             Bank PLC dated 13 December 2002;

EU                           European Union;

Eurobonds                    all or any of the bonds comprising the Euro Issues;

Euroclear                    Euroclear Bank S.A./N.V. as operator of the
                             Euroclear System;

Euro Issues                  the 2005 Eurobonds and the 2010 Eurobonds;

European Access              that portion of the Network Equipment business of
                             the Group comprising the Group's access systems business as further described in Part I:
                             Description of the Marconi Corporation Group;

Euro Senior Notes            any Senior Notes (other than Convertible Euro
                             Senior Notes) that are denominated in Euros;

EVP                          executive vice-president;

Executive Directors          the executive Directors of the Company;

Existing Performance Bond
  Escrow Account             has the meaning given to it in Part IX: Description
                             of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Existing Performance Bonds   has the meaning given to it in Part VII: Further
                             information relating to the Restructuring;

Final Distribution Date      the date of the final distribution of Scheme
                             Consideration in accordance with the terms of the relevant Scheme where that distribution is stated in writing by the Scheme Supervisors to the relevant company and the creditors' committee of that company will be the final distribution of Scheme Consideration;

First Initial Distribution   in respect of either Scheme, as the context
                             requires, the distribution on the Scheme Effective
                             Date of some of the Scheme Consideration to Scheme
                             Creditors whose Scheme Claims have been Admitted on the Scheme Effective Date;

FRS                          UK Financial Reporting Standard;

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                                                                     DEFINITIONS

--------------------------------------------------------------------------------

FSMA                         the Financial Services and Markets Act 2000;

FURBS                        funded unapproved retirement benefit schemes;

GDA General Domestic Appliances Holdings Limited a company registered in England and Wales with registered number 00610606;

GEC                          The General Electric Company, p.l.c. now Marconi
                             Corporation;

GPT GPT Holdings Limited (now known as Marconi Communications Holdings Limited) a company registered in England and Wales with registered number 00319092;

Group the Marconi Corporation Group and, where appropriate, Marconi plc and its subsidiaries;

Group Licence Agreement      the Marconi Corporation Group licence agreement of
                             Intellectual Property to be entered into by Marconi
                             Corporation Group companies as described under the heading Intellectual Property Arrangements in Part
                             VII: Further information relating to the Restructuring;

Guarantees                   has the meaning given to it in paragraph 18 of Part
                             X: Additional Information;

Guarantors                   the Marconi Corporation Group companies listed in
                             paragraph 18 of Part X: Additional information;

heads of terms               the indicative non-binding heads of terms for the
                             proposed financial restructuring of Marconi
                             Corporation and Marconi plc dated 28 August 2002 as amended by an addendum thereto dated 13 December
                             2002;

IC&M installation commissioning and maintenance business;

ICTA 1988                    Income and Corporation Taxes Act 1988;

Important Transactions       Intellectual Property transactions requiring SPV
                             approval;

Indenture                    the indenture dated 19 September 2000 between
                             Marconi Corporation, Marconi plc and the Yankee
                             Bond Trustee establishing the Yankee Bonds, except that when used in Part IX "Indenture" and "Indentures" shall have the meanings given to them therein;

Informal Committee of
  Bondholders                the informal ad hoc committee of certain parties
                             with interests in Bonds which has participated in the negotiation of the Restructuring;

Intellectual Property        means all industrial and intellectual property
                             rights whether registered or not, including pending applications for registration of such rights and the right to apply for registration of such rights including but not limited to patents, utility models, design patents, registered designs, design rights, trade and service marks, copyright
                             (including copyright and equivalent rights in computer software), rights in inventions, technical information, rights in know-how, database rights, processes, models, formulae and experiments and all rights of equivalent or similar effect to any of those which may subsist anywhere in the world;

IRS                          the US Internal Revenue Service;

Issue Date                   the date on which the Notes are first originally
                             issued;

Issuer                       Marconi Corporation;

Jabil                        Jabil Circuit, Inc.;

Junior Notes                 the Guaranteed Junior Secured Notes due 2008 issued
                             by the Issuer pursuant to the Restructuring including any Junior PIK Notes issued under

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DEFINITIONS

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                             the Programme, further described in Part IX:
                             Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Junior PIK Notes             any Junior Notes issued and constituting interest
                             or Additional Amounts paid in kind on outstanding
                             Junior Notes, further described in Part IX:
                             Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Mandatory Redemption Escrow
  Account the account as defined in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Known Claims                 the Scheme Claims of which the Group is aware as a
                             result of due diligence undertaken by the Group and from responses to advertisements placed by Marconi plc and Marconi Corporation in The Times and the international editions of The Financial Times, The
                             Wall Street Journal and The International Herald
                             Tribune requesting people with claims to contact the Scheme Supervisors, including interest thereon
                             (if any) for the period up to, but excluding, the Record Date;

KPMG                         KPMG LLP, a UK limited liability partnership;

Lazard Lazard Brothers & Co., Limited a company registered in England and Wales with registered number 3889348;

Liability                    any liability or obligation of a person whether it
                             is present, future, prospective or contingent, whether or not it is fixed or undetermined, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or otherwise unenforceable under English law or arises under a contract which is void or, being voidable, has been duly avoided;

LIBOR London Inter Bank Offered Rate -- the relevant rate of interest for sterling deposits in the London Interbank Market;

Listing Rules                the rules and regulations made by the UK Listing
                             Authority under Part VI of the FSMA as amended from time to time;

Lockbox Accounts             the accounts of Highrose Limited held at Halifax
                             plc, Cooperatieve Centrale
                             Raiffeisen-Borerenleenbank B.A. and Bayerische
                             Hypo-und Vereinsbank AG, London Branch;

London Stock Exchange        London Stock Exchange plc a company registered in
                             England and Wales with registered number 2075721;

Marconi Communications       Marconi Communications Limited, Marconi
                             Communications SpA, Marconi Communications Inc.,
                             Marconi Communications GmbH and Marconi
                             Communications SUD SpA;

Marconi Corporation or the
  Company Marconi Corporation plc, a company registered under the Companies Act 1862 and 1898 in England and Wales with registered number 67307;

Marconi Corporation Group    the Company and its subsidiaries or for the purpose
                             of paragraph 17 of Part X: Additional information, the Company and its subsidiaries following
                             Admission;

Marconi Corporation Scheme   the scheme of arrangement of Marconi Corporation
                             including any modifications of, or additions or conditions to, that scheme of arrangement as approved or imposed by the Court pursuant to
                             Section 425 of the Companies Act and references to the Marconi Corporation Scheme becoming effective mean are references to the office copy of the order of

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

                             the Court sanctioning the Marconi Corporation Scheme being delivered to the Registrar of Companies for registration;

Marconi Corporation Shares   ordinary shares of 5 pence each in the capital of
                             the Company;

Marconi Launch Share Plan    employee share plan set up pursuant to the MES
                             Transaction;

Marconi Plan                 Marconi USA Employees' Retirement Plan;

Marconi plc                  a company incorporated under the Companies Act and
                             registered in England and Wales with registered number 3846429;

Marconi plc Scheme           the scheme of arrangement of Marconi plc including
                             any modifications of, or additions or conditions to, that scheme of arrangement as approved or imposed by the Court pursuant to Section 425 of the Companies Act and references to the Marconi plc
                             Scheme becoming effective means are references to the office copy of the order of the Court sanctioning the Marconi plc Scheme being delivered to the Registrar of Companies for registration;

Marconi plc Shareholders     the holders of the 2,792,638,820 issued ordinary
                             shares of 5 pence each in the share capital of Marconi plc as at the Marconi plc Shareholders'
                             Record Time;

Marconi plc Shareholders'
  Record Time                the close of dealings in the Marconi plc Shares on
                             the last day of dealings in the Marconi plc Shares on the London Stock Exchange;

Marconi plc Shares           ordinary shares of 5p each in the capital of
                             Marconi plc;

Memorandum                   the amended memorandum of association of Marconi
                             Corporation adopted conditionally upon the allotment of the Marconi Corporation Shares;

MES                          Marconi Electronic Systems business;

MES Transaction              the separation of GEC's defence business and merger
                             with BAE SYSTEMS plc and related restructuring of GEC in 1999;

MET                          Marconi Employee Trust;

Morgan Stanley               Morgan Stanley & Co. Limited a company registered
                             in England and Wales with registered number
                             2164628;

MSI                          Metapath Software International, Inc.;

NASDAQ                       the Nasdaq Stock Market, Inc.;

Net Proceeds                 has the meaning given to it in Part IX: Description
                             of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

New Bond Facility Escrow
  Account                    the account of this name defined in Part IX:
                             Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Non-Executive Directors      the non-executive Directors of the Company;

Non-Ringfenced Entities      those members of the Group that are not Ringfenced
                             Entities;

Non-Voting Deferred Shares   the existing Marconi Corporation Shares held by
                             Marconi plc and Marconi Nominees Limited to be converted into and redesignated as non-voting deferred shares of 5 pence each;

North American Access
Business that portion of the network equipment business of the Group comprising the North American access systems business, which develops, manufactures, markets and sells last-mile copper and fibre digital network equipment for the connection of business and consumer end-users to communications networks (including a service provider's switch or local

DEFINITIONS

--------------------------------------------------------------------------------

                             exchange or an internet service provider), but excluding the OPP Business and the BBRS Business;

Note Guarantees              the guarantees given by the Guarantors pursuant to
                             the Indenture relating to the Junior Notes and described in paragraph 14.3(b) of Part X:
                             Additional information;

Noteholders                  holders of the Notes;

Notes                        the Senior Notes and the Junior Notes;

Note Trustees                Law Debenture Trust Company of New York and
                             JPMorgan Chase Bank;

Official List                the Official List maintained by the UK Listing
                             Authority for the purposes of Part VI of the FSMA;

Ongoing Costs                (1) all expenses of the Scheme Supervisor and /or
                                 Marconi plc under or in respect of the Marconi plc Scheme including without limitation;

                                 (a) the Scheme Supervisor's remuneration and
                                     out-of-pocket expenses;

                                 (b) all litigation costs including without
                                     limitation (i) adverse costs awards or
                                     liabilities and (ii) all costs in
                                     connection with proceedings against Marconi plc; and

                                 (c) expenses in connection with creditors'
                                     meetings under the Marconi plc Scheme;

                             (2) all expenses to which members of the creditor's
                                 committee (constituted pursuant to the terms of the Marconi plc Scheme) are (or any other person is) entitled under the Marconi plc Scheme;

                             (3) continuing Marconi plc expenses including costs
                                 and expenses relating to filings with the registrar of companies and the holding of annual and other general meetings;

                             (4) expenses in connection with a dissolution,
                                 striking off or liquidation of Marconi plc after the Marconi plc Scheme terminates;

                             (5) liabilities of Marconi plc (if any) incurred
                                 between the Record Date and the date on which the Marconi plc Scheme is terminated which have not been paid as at the Scheme Effective Date; and

                             (6) claims of creditors of Marconi plc which are
                                 not compromised pursuant to the terms of the Marconi plc Scheme.

OPP                          outside plant and power;

OPP Business                 that portion of the network equipment access
                             systems business of the Ringfenced Entities that comprises outside plant and power products that power, connect, protect or enclose parts of a telecommunications network as described in Part I:
                             Description of the Marconi Corporation Group;

Optical Networks Business    that part of the network equipment business of the
                             Group that comprises the development of technology to transmit voice, data and video traffic over fibre optic communications networks as described in
                             Part I: Description of the Marconi Corporation
                             Group;

Original Notes               has the meaning set out in paragraph 12.2 of Part
                             X: Additional information;

pari passu                   by an equal process, without any precedence;

                                                                     DEFINITIONS

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Parties                      the contracting parties to the Research and
                             Development Cost Sharing Agreement;

Patents patents registrations and pending patent applications;

Performance Bonding
Facility the L50 million committed multicurrency revolving bonding facility made available under the Performance Bonding Facility Agreement;

Performance Bonding
Facility
  Agreement                  the L50 million committed multicurrency revolving
                             bonding facility agreement dated 27 March 2003 between Marconi Bonding Limited (as applicant),
                             Marconi Corporation, HSBC Bank plc (as agent and security trustee), the original issuing banks named therein, the original banks named therein and the original indemnifying Subsidiaries named therein;

Performance Bonds            means bonds, guarantees, letters of credit,
                             indemnities or similar instruments;

Person any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organisation, limited liability company or government or other entity;

PIK                          payment in kind;

Pricing Supplement           the pricing supplement issued in relation to each
                             Tranche of Notes as a supplement to this document and giving details of that Tranche and, in relation to any particular Tranche of Notes, "applicable
                             Pricing Supplement" means the Pricing Supplement applicable to that Tranche;

Programme                    the programme established by the Issuer for the
                             issue of Senior Notes and Junior Notes;

Proposed Directors           Kathleen Ruth Flaherty and Ian McMaster Clubb who
                             have agreed to become Non-Executive Directors on Admission

RDCSA or Research and
  Development Cost Sharing
  Agreement                  the research and development cost sharing agreement
                             effectively entered into by Marconi Communications
                             GmbH, Marconi Communications Inc, Marconi
                             Communications Limited and Marconi Communications
                             SpA as described in Part VII: Further information relating to the Restructuring, under the heading
                             Security and Intercreditor Arrangements;

Record Date                  the record date on which Scheme Claims are assessed
                             being 27 March 2003;

Registrars                   Computershare Investor Services plc or such other
                             person as Marconi Corporation may appoint as its registrars for the purposes of the Marconi
                             Corporation Scheme;

Registrar of Companies       the registrar or other officer performing under the
                             Companies Act the duty of registration of companies in England and Wales and including a deputy registrar;

RELTEC Plan                  RELTEC Corporation Retirement Plan;

Restructuring                the financial restructuring of Marconi plc and
                             Marconi Corporation pursuant to either the Marconi
                             Corporation Scheme or both the Marconi Corporation
                             Scheme and the Marconi plc Scheme;

Ringfenced Entities          Marconi Communications, Inc. and each of its
                             Subsidiaries;

Ringfenced IPR Co            Marconi Intellectual Property (Ringfence) Inc., a
                             company registered in Delaware, United States that will own the Patents owned at the date hereof by the US IP Opcos relating to the Access business, the BBRS business and the Outside Power and Plant business;

DEFINITIONS

--------------------------------------------------------------------------------

Schemes                      together the Marconi plc Scheme and the Marconi
                             Corporation Scheme;

Scheme Claims                claims of creditors against Marconi Corporation or
                             Marconi plc as the case may be, which will be compromised in accordance with the terms of the relevant Scheme;

Scheme Consideration         in relation to the Marconi Corporation Scheme, the
                             package of cash and securities which Marconi
                             Corporation's Scheme Creditors will be offered and in relation to the Marconi plc Scheme, the distribution of all Marconi plc's assets (net of a reserve for Marconi plc's Ongoing Costs) in each case as further described in Part VII: Further
                             Information relating to the Restructuring;

Scheme Creditors             any creditor of Marconi Corporation or Marconi plc
                             as the case may be, in respect of a claim being compromised in accordance with the terms of the Marconi Corporation Scheme or the Marconi plc
                             Scheme as appropriate;

Scheme Document              the circular sent to Scheme Creditors dated 31
                             March 2003 which contains the Schemes;

Scheme Effective Date or
  Effective Date             the date on which an office copy of the order of
                             the Court sanctioning the relevant Scheme shall have been delivered to the Registrar of Companies for registration;

Scheme Meeting               a meeting of Scheme Creditors convened pursuant to
                             an order of the Court;

Scheme Supervisors           the persons holding office as the supervisors of
                             the Marconi Corporation Scheme or as the Marconi plc Scheme or both as appropriate, from time to time who, at the Scheme Effective Date are anticipated to be Philip Wedgewood Wallace and Richard Heis of KPMG, LLP for both the Marconi
                             Corporation Scheme and the Marconi plc Scheme;

SDRT                         stamp duty reserve tax;

SEC                          US Securities and Exchange Commission;

Secured Creditors            has the meaning set out in Part IX: Description of
                             the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Security Trust and
Intercreditor
  Deed the security trust and intercreditor deed dated on or before the Issue Date between Marconi Corporation, the Guarantors, The Law Debenture Trust Corporation p.l.c. (as security trustee), Law Debenture Trust Company of New York as Senior Note Trustee, JPMorgan Chase Bank as Junior Note Trustee, HSBC Bank plc as New Bonding Facility Agent, The Bank of New York as Depositary, Paying Agent and Registrar and the Intra-Group Creditors and Intra-Group Borrowers named therein, as further described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Security Trustee             The Law Debenture Trust Corporation p.l.c. a
                             company registered in England and Wales with registered number 01675231;

Senior Note Guarantees       the guarantees given by the Guarantors pursuant to
                             the Senior Note Indenture described in paragraph
                             14.3(a) of Part X: Additional information;

Senior Notes                 the Guaranteed Senior Secured Notes due 2008 issued
                             by the Issuer pursuant to the Restructuring, further described in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

                                                                     DEFINITIONS

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Secured Bondholders          together, the holders of the Bonds from time to
                             time (apart from Ancrane) and the Trustees (as described in Part VII: Further information relating to the Restructuring;

Security Documents           has the meaning given to "Initial Security
                             Documents" in Part IX: Description of the Notes, the Guarantees and the Security Trust and Intercreditor Deed;

Series with respect to the Senior Notes, each of the Convertible Euro Senior Notes the Euro Senior Notes, the Dollar Senior Notes and the Junior Notes (which, for the avoidance of doubt, includes the Junior PIK Notes);

SERP                         RELTEC Supplemental Executive Retirement Plan;

Sponsors and Joint Sponsors  Lazard and Morgan Stanley;

SPV special purpose vehicles which have been incorporated for the purpose of owning Patents, being the UK IPR Co, the US IPR Co and the Ringfenced IPR Co;

Subsidiary                   has the meaning set forth in s736 of the Companies
                             Act;

Syndicate Banks              the banks, financial and other institutions that
                             are participants in the Bank Facility from time to time;

Termination Date             the date falling ten Business Days after the Scheme
                             Supervisors notify the relevant company or its creditors' committee and its Scheme Creditors that the Scheme shall terminate;

Termination Notice           a written notice served by the Scheme Supervisors
                             to terminate the Marconi Corporation Scheme or the Marconi plc Scheme, as the case may be, in accordance with the terms of the Marconi
                             Corporation Scheme or the Marconi plc Scheme, as appropriate;

Total PIK Interest Amount    equals the total amount of Junior PIK Notes that
                             would be required to be issued if all the Junior
                             Notes at any time outstanding paid interest at all times in the form of Junior PIK Notes;

Total Junior Notes           the sum of (1) US$300 million, (2) the US dollar
                             equivalent of L117.27 million and (3) the Total PIK
                             Interest Amount in aggregate principal amount of Junior Notes;

Tranche means Notes which are issued on the same day and are identical in all respects;

Trust the proposed Marconi Corporation employee benefit trust;

Trustee the Eurobond Trustee or the Yankee Bond Trustee, as applicable (together, the Trustees);

UK GAAP generally accepted accounting principles applicable in the United Kingdom including Financial Reporting Standards and Statements of Standard Authority Practices issued by the Authority Standards Board Limited, consistently applied, and as in effect from time to time;

UK IP Opcos                  all Marconi Corporation Group companies in the UK
                             having legal or beneficial title to Patents;

UK IPR Co                    Marconi UK Intellectual Property Limited, a company
                             registered in England and Wales that will own the Patents at the date hereof of the UK IP Opcos;

UKLA or UK Listing
Authority                    the Financial Services Authority acting in its
                             capacity as the competent authority for the purposes of Part VI of the FSMA;

DEFINITIONS

--------------------------------------------------------------------------------

United Kingdom or UK         the United Kingdom of Great Britain and Northern
                             Ireland;

United States or US          the United States of America, its territories and
                             possessions, any state of the United States of America and the District of Columbia;

UK Plan                      GEC 1972 Pension Plan;

US Assets                    the proceeds of assets of US Businesses within the
                             Group, US IPR and shares in Group companies which are US holding companies;

US Asset Sale                an asset sale by a US Subsidiary, an asset sale of
                             a US Subsidiary or the sale, transfer, conveyance, or other disposition of equity interests in, or the issuance of equity interests by, a US Subsidiary;

US Businesses                BBRS, OPP and North American Access Businesses;

US GAAP                      generally accepted accounting principles in the US;

US Guarantor                 each of

                             (1) Marconi Communications, Inc., Marconi
                                 Communications Federal, Inc., Marconi
                                 Acquisition Corp., Marconi Communications
                                 Technology, Inc., Marconi Networks Worldwide, Inc., Marconi Communications Optical Networks Limited, Marconi Intellectual Property (Ringfence) Inc., Marconi Communications Limited (Ireland), Marconi Communications, S.A. de C.V., Marconi Communications de Mexico, S.A. de C.V., Marconi Communications Exportel, S.A. de C.V., Administrativa Marconi Communications, S.A. de C.V., Marconi Communications BV, Marconi Communications GmbH (Switzerland);

                             (2) any other Person that executes a US Guarantee
                                 of (a) the Senior Notes pursuant to the Senior
                                 Note Indenture or (b) the Junior Notes pursuant to the Junior Note Indenture; and

                             (3) each of their respective successors and
                                 assigns;

US IP Opcos                  Marconi Communications Optical Networks Limited and
                             all Marconi Corporation Group companies in the US having legal or beneficial title to Patents;

US IPR Co                    Marconi Intellectual Property (US) Inc., a company
                             registered in Delaware, United States that will own the patents owned at the date hereof by the US IP
                             Opcos that do not relate to the Access business, the BBRS Business, or the OPP Business;

US Liquidation Proceeds      all liquidation proceeds received by the Issuer or
                             any US Subsidiary in respect of the liquidation, dissolution or winding up of any US Subsidiary in its capacity as holder of any equity interest in such US Subsidiary;

US Ringfencing               the contractual separation of the US Businesses
                             from the rest of the Group as further described in
                             Part I: Description of the Marconi Corporation
                             Group;

US Securities Act            the US Securities Act of 1933, as amended;

UURBS                        unfunded unapproved retirement benefit scheme;

VAS                          value added services;

Warrant Holder               in relation to any Warrant held through CREST or in
                             certificated form, the person or persons who is or are for the time being registered as the holder or joint holders of the Warrant;

                                                                     DEFINITIONS

--------------------------------------------------------------------------------

Warrants warrants to subscribe for up to 50 million Marconi Corporation Shares, details of which are set out in
                             Part VIII: Conditions of the Warrants;

Wider Marconi Corporation
Group                        Marconi Corporation and its Affiliates;

Working Capital Facility     the US$22.5 million limited recourse revolving
                             credit facility made available under the Working
                             Capital Facility Agreement;

Working Capital Facility
  Agreement                  the US$22.5 million limited recourse revolving
                             credit facility agreement dated 26 March 2003 between Marconi Communications, Inc. as borrower and Liberty Funding, L.L.C. as lender;

Yankee Bonds                 all or any of the bonds comprising the Yankee
                             Issues; and

Yankee Issues                the 2010 Yankee Bonds and the 2030 Yankee Bonds
                             both issued by Marconi Corporation and both guaranteed by Marconi plc.

Dated 31 March 2003

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